Form 20-F
period 1996-09-30
GOLDEN RULE RESOURCES LTD
filed 1997-04-02
CIK 920543

FORM 20-F

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20540

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

For the fiscal year ended September 30, 1996.

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [No Fee Required]

For the transition period from             to
                               -----------    -----------
Commission file number
                      -----------------------------------

                           GOLDEN RULE RESOURCES LTD.
              ----------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                           GOLDEN RULE RESOURCES LTD.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                                 ALBERTA, CANADA
                  ---------------------------------------------
                 (Jurisdiction of incorporation or organization)

            #1450 - 125 - 9th AVENUE, S.E., CALGARY, ALBERTA, T2G 0P6
--------------------------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                   Common shares without nominal or par value
                   -------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this registration statement.

               24,300,581 common shares as at September 30, 1996.
               --------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes      XX       No
              ----------       ----------

Indicate by check mark which financial statement item the registrant has elected to follow.


         Item 17    XX       Item 18
                 ----------          ----------

PART 1
------

Item 1:  DESCRIPTION OF BUSINESS
         -----------------------

(a) General Development of Business
-----------------------------------

The Registrant
--------------

Golden Rule Resources Ltd. (the "Registrant") was incorporated under the laws of the Province of Alberta, on October 12, 1979. At September 30, 1996, the Registrant had the following subsidiary companies:



                             Percentage    Potential
Subsidiaries                 Ownership      Product         Location
------------                 ---------      -------         --------

Golden Rule Resources Inc.     100%       Gold              Colorado
GR Capital Corporation         100%       Investments       Alberta
Manson Creek Resources Ltd.     35%       Gold              British Columbia and Venezuela
Northern Abitibi Mining Corp.   39%       Gold              Quebec
Hixon Gold Resources Inc.       46%       Gold/Diamonds     British Columbia and Alberta
Waddy Lake Resources Inc.      100%       Gold              Saskatchewan
Stade Exploration Inc.          29%       Oil and Gas       British Columbia and Alberta
Tyler Resources Inc.             8%       Diamonds/Gold     Northwest Territories/Saskatchewan


The Registrant, directly and through its subsidiaries, is engaged in the exploration and development of precious metal properties, primarily in Canada with some properties in the United States, Venezuela and Ghana, West Africa. The Registrant has significant land holdings in the Byers Mineral Belt of northern Saskatchewan, the Toodoggone gold camp, Quesnellia Terraine and Taseko Lake area of British Columbia, the Val d'Or and Abitibi Greenstone Belts of Quebec, and the Voisey Bay Area of Labrador. The Registrant operates exploration programs on its own account and on behalf of its joint venture partners, its subsidiaries, affiliates and other clients on a contractual and consulting basis.

In addition, the Registrant is engaged in oil and gas activities in Alberta and British Columbia, (Stade Exploration) and exploration for diamonds in Northwest Territories (Tyler Resources). These activities are not considered material to the Registrant.

The Registrant's exploration activities have been primarily on undeveloped precious metal properties in the areas outlined above. These exploration activities have identified gold bearing deposits in each of the areas. None of the properties have been brought into production as of September 30, 1996 except for the Komis prospect where the Registrant on August 30, 1996 commenced the processing of ore from the Komis prospect through the Jolu Mill. Operating costs for the period August 30, 1996 to September 30, 1996 for the Komis project have been capitalized in producing property costs as commericial production had not been achieved at September 30, 1996.

The Registrant's Subsidiaries
Wholly owned Subsidiaries
-----------------------------

Waddy Lake Resources Inc. ("Waddy") was incorporated under the laws of the Province of Ontario on October 5, 1960. On March 14, 1979, Waddy was continued under the provisions of the Canada Business Corporations Act.

On September 26, 1995, the shareholders of Waddy (with 15,509,072 common shares issued and outstanding of which 8,410,946 (54%) were held by the Registrant) and the shareholders of the Registrant approved a Plan of Arrangement subject to final regulatory approval which was received October 12, 1995. Under the Plan of Arrangement, the Registrant acquired the 7,098,126 common shares of Waddy (46%) held by the minority interests through a share for share exchange. Waddy shareholders received .53 common shares of the Registrant for each Waddy share. As a result the Registrant issued 3,762,007 common shares at a deemed price of $5,860,631. Accordingly, as at September 30, 1995, Waddy was reflected as a wholly-owned subsidiary with 8,410,946 shares held by G.R. Capital Corporation a wholly-owned subsidiary of the Corporation and 7,098,126 held directly by the Registrant pursuant to the Plan of Arrangement.

The Registrant acquired the 8,410,946 shares held prior to the Plan of Arrangement for cash from 1987 to 1994 and also disposed of some shares during the period. The common shares of Waddy were listed on the Toronto Stock Exchange until completion of the acquisition of the minority interest by the Registrant at which time they were delisted.

During the year ended September 30, 1994, the Registrant and Waddy agreed to enter into two private placements. The first private placement consisted of 550,000 common shares at $0.80 per share for total consideration of $440,000. The second private placement consisted of an 8% convertible debenture in the amount of $4,000,000, due February 24, 1996 with interest payable semi-annually on June 30 and December 31, secured by a floating charge over all assets. The $4,000,000 debenture was convertible into 3,200,000 common shares of Waddy at a price of $1.25 per share until February 24, 1996. Both private placements were approved by the TSE and the proceeds of each were used to fund the underground exploration program on the Komis project of Waddy and the milling of the bulk sampling from the underground program.

Golden Rule Resources Inc. ("GR Inc.") was incorporated under the laws of the State of Colorado on March 26, 1980. All activities of the Registrant in the United States have been conducted through GR Inc. Neither GR Inc. nor the Registrant currently own any material property interests or conduct any significant activities within the United States.

GR Capital Corporation ("GR Capital") was incorporated under the laws of the Province of Alberta on October 10, 1986. During the year ended September 30, 1987, the Registrant transferred to GR Capital its interest in various portfolio investments and its holdings, as at the date of the transfer, in Manson Creek Resources Ltd. ("Manson") and Northern Abitibi Mining Corp. ("NAMC"). GR Capital has made subsequent purchases in the market of Manson, NAMC and Hixon Gold Resources Inc. ("Hixon"). The Registrant's original 55% interest in Waddy Lake Resources Inc. ("Waddy") was also held by GR Capital.

Publicly Held Subsidiaries
--------------------------

Manson Creek Resources Ltd. ("Manson") was incorporated under the laws of the Province of British Columbia on March 4, 1983 as a wholly owned subsidiary of the Registrant and became publicly-held in 1983. At September 30, 1996 Manson has 14,620,402 common shares issued and outstanding, of which 5,099,048 are held by the Registrant. The common shares of Manson are listed for trading on the Toronto Stock Exchange (TSE).

During the two years ended September 30, 1995, the Registrant agreed to enter into a private placement with Manson which would be funded from the proceeds from the sale of a block of Manson shares held by the Registrant through the facilities of the TSE. In December 1993, the Registrant sold 1,250,000 shares of Manson at an average price of $0.63 per share for total net consideration of $767,000 through the facilities of the TSE. On January 5, 1994, Manson and the Registrant agreed to a private placement of 1,250,000 units at $0.60 per unit with each unit to consist of one common share and a share purchase warrant to purchase an additional common share for $0.60 per share for five years from the date of issue. The private placement was approved by the TSE and the shareholders of Manson. (See "Financing of Publicly held subsidiaries").

During the year ended September 30, 1996, the Registrant agreed to enter into a private placement with Manson which would be funded from proceeds from the sale through the facilities of the TSE of a block of Manson shares held by the Registrant. In November 1995, the Registrant sold 2,000,000 shares of Manson at an average price of $0.59 per share for total net consideration of $1,140,842 through the facilities of the TSE. On November 3, 1995 Manson and the Registrant agreed to a private placement of 2,000,000 units at $0.52 per unit at a total cost of $1,040,000 with each unit to consist of one common share and a share purchase warrant to purchase an additional common share at $0.60 per share for five years from the date of issued. The proceeds from the private placement will be used by Manson to further Manson's exploration projects. The TSE accepted notice of the private placement subject to shareholder approval. At the Annual and Special Meeting of the shareholders of Manson held on February 29, 1996, the shareholders of Manson voted to amend the private placement from the original terms as outlined above to a private placement of 2,000,000 units at $0.52 per unit, with each unit to consist of one common share and one common share purchase warrant to purchase an additional common share at $1.50 per share for a period of five years from the date of closing. The private placement closed on March 6, 1996.

Northern Abitibi Mining Corp. ("NAMC") was incorporated under the laws of the Province of Quebec on March 15, 1971. On September 22, 1981, the name was changed to include the French version, Corporation Miniere Nord Abitibi. As at September 30, 1996 NAMC has 18,509,405 common shares issued and outstanding. The Registrant holds 7,197,425 shares of NAMC which it has acquired through purchases in the market and by way of private placement over the period from 1985 to 1995. The private placements have been for cash, settlement of debt for costs paid by the Registrant on behalf of NAMC and for property interest acquired by NAMC from the Registrant. Where the private placement was to acquire a property interest, the final acquisition price negotiated between NAMC and the Registrant and presented to their respective Board of Directors for consideration and approval was based on property information package which included property valuations prepared by third parties. The private placements whether for cash or in settlement of debts or acquisition of property interests have been approved by the Alberta Stock Exchange (ASE) on which the shares of NAMC are listed and the price per share based on market prices at the time of the submission of the proposed private placement to the ASE. On consolidation of NAMC into the accounts of the Registrant, the property interests transferred, as noted above, are recorded at the Registrant's original cost and any gain or loss on the transfer is eliminated. The common shares of NAMC are listed for trading on the ASE.

During the year ended September 30, 1994, the Registrant and NAMC agreed to enter into a private placement effective August 26, 1994 whereby NAMC issued 484,321 common shares at $0.40 per share. The purpose of the private placement was to settle debts of $193,728 owed by NAMC to the Registrant comprised of a debenture in the amount of $150,000, accrued interest thereon in the amount of $32,305 and other amounts totalling $11,423. The private placement was approved by the ASE.

During the year ended September 30, 1995, the Registrant agreed to enter into a private placement with NAMC which would be funded from the proceeds from the sale of a block of NAMC shares held by the Registrant through the facilities of the ASE. In February 1995, the Registrant sold 5,000,000 shares of NAMC at an average price of $0.22 per share for total net consideration of $999,968 through the facilities of the ASE. On February 3, 1995, NAMC, the Registrant and Kinross Gold Corporation ("Kinross"), an unrelated company, agreed to a private placement of 8,750,000 units at $0.20 per unit with each unit to consist of one common share and one-half of a share purchase warrant. One full warrant will entitle the holder to purchase an additional common share for $0.50 for two years. The Registrant had agreed to subscribe for 5,000,000 units at a total cost of $1,000,000 and Kinross had agreed to subscribe for 3,750,000 units at a total cost of $750,000. NAMC had intended to use the proceeds from the private placement to fund, pursuant to an agreement in principle, the acquisition of the Quebec mining property portfolio under option from Falconbridge Limited by Kinross. As the parties elected not to proceed with the acquisition of the Quebec mining property portfolio, Kinross did not participate in the private placement. The Registrant elected to proceed with its subscription for 5,000,000 units at $0.20 per unit. The private placement approved by the ASE. closed on May 4, 1995. The proceeds from the private placement have been used for the acquisition of and exploration on the Voisey's Bay properties in Labrador acquired subsequent to the private placement.

Hixon Gold Resources Inc. ("Hixon") was incorporated under the laws of the Province of Alberta on October 10, 1986 as a wholly-owned subsidiary of the Registrant. Pursuant to a Prospectus dated November 18, 1988, Hixon distributed to the public in British Columbia 600,000 units with each unit consisting of one common share and two Series "A" Warrant which have subsequently expired. A portion of the units (400,000) were issued on a "flow through basis" whereby for Canadian Income Tax purposes Hixon expended the proceeds on exploration expenditures and the investor received a deduction for Canadian Income Tax purposes equal to the amount of his investment.

As at September 30, 1996, Hixon has 10,485,057 common shares issued and outstanding. The Registrant holds 5,016,868 shares of Hixon which it has acquired on incorporation, through purchases in the market and through private placements over the period from 1988 to 1996. The private placements have been for cash, settlement of debt for costs paid by the Registrant on behalf of Hixon and for property interest acquired by Hixon from the Registrant. Where the private placement was to acquire a property interest, the final acquisition price negotiated between Hixon and the Registrant and presented to their respective Board of Directors for consideration and approval was based on a property information package which included property valuations prepared by third parties. The private placement whether for cash or in settlement of debts or acquisition of property interests have been approved by the Vancouver Stock Exchange ("VSE") on which the shares of Hixon are listed and the price per share based on market prices at the time of the submission of the proposed private placement to the VSE. On consolidation of Hixon into the accounts of the Registrant, the property interests transferred, as noted above, are recorded at the Registrant's original cost and any gain or loss on the transfer is eliminated.

During the year ended September 30, 1995, the Registrant gave notice to the VSE to sell through the facilities of the VSE a block of upto 2,000,000 Hixon shares. To September 30, 1995, the Registrant sold a total of 143,500 Hixon shares through the facilities of the VSE at an average price of $0.25 per share for total net proceeds of $35,670. Subsequent to September 30, 1995, the Registrant has sold an additional 1,856,500 Hixon shares through the facilities of the VSE at an average price of $0.37 per share for total net proceeds of $691,589. Under the notice to sell up to 2,000,000 Hixon shares, the Registrant sold a total of 2,000,000 Hixon shares at an average price of $0.36 per share for total net proceeds of $727,259.

On September 19, 1996, the Registrant gave notice to the VSE to sell through the facilities of the VSE, a block of 200,000 Hixon shares which was completed on September 26, 1996 at an average price of $0.59 per share for total net proceeds of $117,210. From the sale of the total of 2,200,000 Hixon shares, the Registrant realized total net proceeds of $844,469 which the Registrant utilized as follows:

     1) On December 20, 1995, Hixon and the Registrant agreed to a private placement of 1,000,000 units at $0.21 per unit at a total cost of $210,000 with each unit consisting of one common share and a share purchase warrant to purchase an additional common share at $0.21 per share during the first year from the date of issue and at $0.24 per share during the second year from the date of issue. The private placement was approved by the VSE on December 27, 1995 and closed on February 12, 1996. On April 3, 1996, the Registrant exercised the share purchase warrants for 1,000,000 shares at a total cost of $210,000. The total proceeds from the 1,000,000 units and the 1,000,000 warrants of $420,000 have been used for working capital and the acquisition and exploration of two properties in Ghana, West Africa.

     2) On April 9, 1996, Hixon announced a private placement of up to 1,000,000 units at $0.50 per unit, with each unit consisting of one common share and a share purchase warrant to purchase an additional common share at $0.50 per share during the first year from the date of issue and at $0.58 per share during the second year from the date of issue. From the private placement of 1,000,000 units, the Registrant purchased 100,000 units at $0.50 per unit at a total cost of $50,000 and the remaining 900,000 units were purchased by officers, directors of Hixon and other unrelated parties. The private placement was approved by the VSE on April 16, 1996 and closed on May 31, 1996. On December 20, 1996, the Registrant exercised the warrant for 100,000 shares at $0.50 per share for a total cost of $50,000. The total proceeds of $100,000 will be used for working capital and exploration on the properties in Ghana, West Africa.

     3) On September 13, 1996, Hixon announced a private placement of up to 1,000,000 units which was amended on September 24, 1996 to raise the number of units to 1,250,000 units at $0.50 per unit with each unit consisting of one common share and a share purchase warrant to purchase an additional common share at $0.50 per share during the first year from the date of issue and at $0.58 per share during the second year from the date of issue. From the private placement of 1,250,000 units, the Registrant purchased 247,000 units at $0.50 per unit for a total cost of $123,500 and the remaining 1,003,000 units were purchased by officers, directors of Hixon and other unrelated parties.The private placement was approved by the VSE on October 4, 1996 and closed on November 25, 1996. The proceeds have been used for working capital and exploration on the properties on Ghana, West Africa.

     4) On October 2, 1996, Hixon and the Registrant agreed to a private placement of 235,000 units at $0.65 per unit at a total cost of $152,750 with each unit consisting of one common share and a share purchase warrant to purchase an additional common share at $0.65 per share during the first year from the date of issue and at $0.75 per share during the second year from the date of issue. The private placement was approved by the VSE on October 4, 1996 and closed on November 19, 1996. On December 20, 1996, the Registrant exercised the share purchase warrant for 235,000 shares at $0.65 per share for a total cost of $152.750. The total proceeds of $305,500 will be used to provide working capital and to allow the acquisition and exploration of mineral properties.

On December 20, 1996, the Registrant gave notice to the VSE to sell through the facilities of the VSE, a block of 500,000 Hixon shares which was completed on January 7, 1997 at an average price of $5.51 per share for total net proceeds of $2,755,572.

On January 2, 1997, Hixon and the Registrant agreed to a proposed private placement of 500,000 units at $5.50 per unit for total proceeds of $2,755,000 with each unit consisting of one common share and a share purchase warrant to purchase an additional common share at $5.50 per share during the first year from the date of issue and at $6.35 per share during the second year from the date from the date of issue. The private placement was approved by the VSE on January 28, 1997 and is subject to shareholder approval which will be sought at the Annual and Special Meeting of the Shareholders to be held on March 27, 1997. The proceeds will be used for exploration of Hixon's property portfolio in Ghana. The Registrant will fund the cost of the private placement from the sale through the facilities of the VSE of the block of 500,000 Hixon shares completed on January 7, 1997 at an average price of $5.51 per share for total net proceeds of $2,755,572.

In this Registration Statement, unless the context indicates otherwise, the "Registrant" refers to Golden Rule Resources Ltd. and all direct and indirect subsidiaries. The consolidated financial statements and financial information stated herein include the accounts of the Registrant and all direct and indirect subsidiaries.

Financing of Publicly held Subsidiaries and Affiliates

To assist its publicly held subsidiaries and affiliates finance their exploration activities the Registrant has utilized the large portion of shares that are freely tradeable under Canadian securities legislation which it holds in each of these subsidiaries and affiliates. Under Canadian securities legislation, the Registrant may sell, upon proper notice to the various regulatory authorities, a portion of these freely tradeable shares through the facilities of the stock exchange on which the subsidiary or affiliate is listed. The Registrant subsequently re-invests the proceeds from the sale of the freely tradeable shares or a portion thereof in the subsidiary or affiliate by means of a private placement under the applicable regulations. While it is not always required, the Regulators, in several instances, have required approval of the private placement by the shareholders of the subsidiary or affiliate. The private placement usually consists of units comprised of a share and a share purchase warrant with the total number of units usually equal to the number of shares sold. Both the shares and any shares received on exercise of the warrant are subject to a one year hold period from the date of the private placement.

The major advantage both to the Registrant and the subsidiary or affiliate of the above described process is the ability to react quickly to capital markets. In those instances where a subsidiary or affiliate needs additional equity financing and the market value of the subsidiary's stock is appreciating, the Registrant with its block of freely tradeable shares is able to react quickly to the capital market. With the sale of a block of freely tradeable shares at current market prices, the Registrant is able to provide additional equity capital to the subsidiary or affiliate without the necessity of using any of its own resources. After completion of the private placement, the Registrant holds the same or approximately the same number of shares as it held before the sale of the block of freely tradeable shares. The percentage ownership in the issued and outstanding shares of the subsidiary or affiliate remains the same as it would have been if the subsidiary had issued the shares under the private placement to outside parties. In addition, upon exercise of the warrant, which provides additional equity financing to the subsidiary, the Registrant is able to increase its percentage ownership in the subsidiary back to the level before the sale of the freely tradeable block. The only material cost to the Registrant is the commission incurred on the sale of the block of shares.

While the subsidiary or affiliate could have sold into the open market the shares issued to the Registrant under the private placement, it would have been much more difficult for the subsidiary or affiliate to react as quickly to the capital market. For freely tradeable shares to be in the hands of the outside investors the subsidiaries would have had to file a prospectus, rights offering or a statement of material facts. Such documents would have required a much longer time period and incurred significant legal and offering costs. The Registrant, because its intent is to hold the shares of the subsidiary or affiliate for investment purposes, is prepared to accept the one year hold period imposed by the regulatory authorities under the private placement regulations. To find outside investors prepared to accept similar restrictions would be more difficult and time consuming and ultimately, the subsidiary may not be able to react in as timely a manner to the capital market.

The net result of the method utilized by the Registrant has the same effect on the capital structure of the subsidiary or affiliate and the percentage ownership by the Registrant as a sale by the subsidiary or affiliate in the open market. The subsidiary or affiliate, however, has acquired the additional equity financing in a shorter time period and at a much reduced cost.

During the fiscal periods included in this Registration Statement and up to the date of this Registration Statement, the Registrant has utilized this method to provide financing to Manson, Northern Abitibi, Tyler and Stade. The details of such financing are as follows:

      i)  Manson
          ------

          The Registrant sold in December 1993, 1,250,000 shares of Manson at an average price of $0.63 per share for total net consideration of $767,000 through the facilities of the Toronto Stock Exchange (TSE). On January 5, 1994, Manson and the Registrant agreed to a private placement of 1,250,000 units at $0.60 per unit for total proceeds of $750,000 with each unit to consist of one common share and a share purchase warrant to purchase an additional common share for $0.60 per share for five years from the date of issue. The private placement was approved by the TSE subject to approval by the shareholders of Manson which was granted on March 31, 1994 at the Annual General Meeting of the Shareholders. The private placement closed in May, 1994.

          The Registrant recorded in the fiscal year ending September 30, 1994 a gain on consolidation of $145,124 as a result of the disposition of the 1,250,000 shares of Manson.

          On November 3, 1995, Manson and the Registrant agreed to a private placement of 2,000,000 units at $0.52 per unit for total proceeds of $1,040,000 with each unit to consist of one common share and one share purchase warrant to purchase an additional common share for $0.60 per share for five years from the date of issue. The TSE accepted notice of the private placement subject to shareholder approval. At the Annual and Special Meeting of the shareholders of Manson held on February 29, 1996, the shareholders of Manson voted to amend the private placement from the original terms as outlined above to a private placement of 2,000,000 units at $0.52 per unit, with each unit to consist of one common share and one common share purchase warrant to purchase an additional common share at $1.50 per share for a period of five years from the date of closing. The private placement closed on March 6, 1996.

          In order to subscribe for the 2,000,000 units, the Registrant on November 13, 1995 sold through the facilities of the TSE 2,000,000 freely-tradeable shares of Manson, at an average price of $0.59 per share for total net consideration of $1,140,842. The Registrant recorded in the fiscal year ending September 30, 1996 a total gain on consolidation of $226,002 as a result of the disposition of the 2,000,000 shares of Manson with $125,160 reflected as gain on reduction of the Registrant's interest in Manson and $100,842 reflected as gain on disposition of the shares.

     ii)  Northern Abitibi (NAMC)
          -----------------------

          On February 3, 1995, NAMC, the Registrant and Kinross Gold Corporation (Kinross) agreed to a private placement of 8,750,000 units at $0.20 per unit for total proceeds of $1,750,000 with each unit to consist of one common share and one-half of a share purchase warrant. One full warrant entitles the holder to purchase an additional common share for $0.50 per share for two years from the date of issue. The Registrant agreed to subscribe for 5,000,000 units and Kinross for 3,750,000 units at a cost of $1,000,000 and$750,000 respectively. The private placement had been approved by the ASE. Subsequent to February 3, 1995, Kinross elected not to proceed with its subscription of 3,750,000 units. Accordingly, on closing of the private placement on May 4, 1995, only 5,000,000 units at $0.20 per unit were issued to the Registrant for total proceeds of $1,000,000.

          In order to subscribe for its 5,000,000 units, the Registrant on February 15, 1995 sold through the facilities of the Alberta Stock Exchange (ASE) 5,000,000 fully-tradeable shares of NAMC, at an average price of $0.22 per share for total net consideration of $999,968. The Registrant has recorded in the fiscal year ending September 30, 1995 a loss on consolidation of $53,045 as a result of the disposition of the 5,000,000 shares of NAMC.

    iii)  Hixon
          -----

          During the year ended September 30, 1995, the Registrant gave notice to the Vancouver Stock Exchange to sell through the facilities of the VSE, a block of up to 2,000,000 Hixon shares. The Registrant sold through the facilities of the Vancouver Stock Exchange a total of 143,5000 shares prior to September 30, 1995 and the balance of 1,856,000 shares between October 1, 1995 and September 30, 1996. In addition, on September 19, 1996, the Registrant gave notice to the VSE to sell, through the facilities of the VSE, a block of 200,000 Hixon shares which was completed on September 26, 1997. Accordingly, during the year ended September 30, 1996, the Registrant sold a total of 2,056,000 Hixon shares through the facilities of the VSE.

          During the year ended September 30, 1995, the Registrant sold, through the facilities of the VSE, the 143,500 shares of Hixon at an average price of $0.25 per share for total net consideration of $35,670 and recorded a gain or consolidation of $31,603.

          During the year ended September 30, 1996, the Registrant sold through the facilities of the VSE, 1,856,500 Hixon shares at an average price of $0.37 per share for total net proceeds of $691,589 and 200,000 Hixon shares at an average price of $0.59 per share for total net proceeds of $117,210 for a total disposition of 2,056,500 shares for total net proceeds of $808,799. The Registrant, in the fiscal year ended September 30, 1996, has recorded a total gain on consolidation of $462,953 as a result of the disposition of the 2,056,500 shares of Hixon with $239,600 reflected as a gain on reduction of the Registrant's interest in Hixon and $223,293 reflected as a gain on disposition of the shares.

          The Registrant has utilized the proceeds of $844,469 from the sale of 2,200,000 Hixon shares (143,120 in 1995 and 2,086,500 in 1996) as follows:

     1) On December 20, 1995, Hixon and the Registrant agreed to a private placement of 1,000,000 units at $0.21 per unit at a total cost of $210,000 with each unit consisting of one common share and a share purchase warrant to purchase an additional common share at $0.21 per share during the first year from the date of issue and at $0.24 per share during the second year from the date of issue. The private placement was approved by the VSE on December 27, 1995 and closed on February 12, 1996. On April 3, 1996, the Registrant exercised the share purchase warrants for 1,000,000 shares at a total cost of $210,000.


     2) On April 9, 1996, Hixon announced a private placement of up to 1,000,000 units at $0.50 per unit with each unit consisting of one common share and a share purchase warrant to purchase an additional common share at $0.50 per share during the first year from the date of issue and at $0.58 per share during the second year from the date of issue. From the private placement of 1,000,000 units, the Registrant purchased 100,000 units at $0.50 per unit at a total cost of $50,000 and the remaining 900,000 units were purchased by officers, directors of Hixon and other unrelated parties. The private placement was approved by the VSE on April 16, 1996 and closed on May 31, 1996. On December 20, 1996, the cost of $50,000.


     3) On September 13, 1996, Hixon announced a private placement of up to 1,000,000 units which was amended on September 24, 1996 to raise the number of units to 1,250,000 units at $0.40 per unit with each unit consisting of one common share and a share purchase warrant to purchase an additional common share at $0.50 per share during the first year from the date of issue and at $0.58 per share during the second year from the date of issue. From the private placement of 1,250,000 units, the Registrant purchased 247,000 units at $0.50 per unit for a total cost of $123,500 and the remaining 1,003,000 units were purchased by officers, directors of Hixon and other unrelated parties. The private placement was approved by the VSE on October 4, 1996 and closed on November 25, 1996.

     4) On October 2, 1996, Hixon and the Registrant agreed to a private placement of 235,000 units at $0.65 per unit at a total cost of $152,750 with each unit consisting of one common share and a share purchase warrant to purchase an additional common share at $0.65 per share during the first year from the date of issue and at $0.75 per share during the second year from the date of issue. The private placement was approved by the VSE on October 4, 1996 and closed on November 19, 1996. On December 20, 1996, the Registrant exercised the share purchase warrant for 235,000 shares at $0.65 per share for a total cost of $152.750.

On December 20, 1996, the Registrant gave notice to the VSE to sell through the facilities of the VSE, a block of 500,000 Hixon shares which was completed on January 7, 1997 at an average price of $5.51 per share for total net proceeds of $2,755,572. The Registrant will record in the fiscal year ending September 30, 1997, a total gain on consolidation of $1,041,493 as a result of the disposition of the 500,000 shares of Hixon with $1,040,921 reflected as a gain on reduction of the Registrant's interest in Hixon and $572 reflected as gain on disposition of the shares.

On January 2, 1997, Hixon and the Registrant agreed to a proposed private placement of 500,000 units at $5.50 per unit for total proceeds of $2,755,000 with each unit consisting of one common share and a share purchase warrant to purchase an additional common share at $5.50 per share during the first year from the date of issue and at $6.35 per share during the second year from the date from the date of issue. The private placement was approved by the VSE on January 28, 1997 and is subject to shareholder approval which will be sought at the Annual and Special Meeting of the Shareholders to be held on March 27, 1997. The proceeds will be used for exploration of Hixon's property portfolio in Ghana. The Registrant will fund the cost of the private placement from the sale through the facilities of the VSE of the block of 500,000 Hixon shares completed on January 7, 1997 at an average price of $5.51 per share for total net proceeds of $2,755,572.

Significant Transactions During Last Five Years
-----------------------------------------------

During the last five years, the Registrant has engaged in the following significant transactions:

In the year ended September 30, 1995, pursuant to a Plan of Arrangement approved by the shareholders of both the Registrants and Waddy, subject to final regulatory approval which was received on October 12, 1995, the Registrant acquired the 7,098,126 common shares of Waddy (46%) held by the minority interest through a share for share exchange. Waddy shareholders received .53 common shares of the Registrant for each Waddy share. As a result the Registrant issued 3,762,007 common shares at a deemed price of $1.51 per share for total consideration of $5,680,631. Accordingly, as at September 30, 1995, Waddy is recorded as a wholly-owned subsidiary. The effect of this transaction has been to increase share capital by $5,586,292 (after deducting issue expenses of $94,339), decrease minority interest by $2,210,343 and to increase production property by $3,600,294.

The Registrant's interests in its various mineral properties are held either by the Registrant (directly or indirectly through its subsidiaries) or through joint ventures with various joint venture partners. In either case, the Registrant or its joint venture partners have staked the claims or acquired an interest in claims staked by others. The various provincial regulations or acquisition agreements require that varying amounts of exploration activities be carried out on the properties to keep the claims in good standing. In the event that the Registrant fails to conduct sufficient exploration activities to keep the claims in good standing, the Registrant loses title to the property and its interest and the related costs are charged to the statement of operations as abandoned properties. Each year the Registrant evaluates its property holdings to determine what exploration work is required to maintain the claims in good standing and to determine which claims should be allowed to lapse with the resulting charge to operations. To date the Registrant has not had any material property interest that it has failed to keep in good standing.

During the five years ended September 30, 1996, neither the Registrant nor any subsidiary of the Registrant has been involved in any bankruptcy, receivership or similar proceedings. Except as described above, neither the Registrant nor any subsidiary has completed any material reclassification, merger, or consolidation, or acquired or disposed of any material amount of their assets (except in the ordinary course of business), or have made any material changes in their mode of conducting business.

Exchange Rates
--------------

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. The high and low spot rates, the average rates (average of the exchange rates on the last day of each month during the period), and the end of period rates for Canadian dollars expressed in U.S. dollars from January 1, 1991 to Sept 30, 1996 as reported by the Bank of Canada, were as follows:

                                       13


              1996                                        Year Ended December 31
              (through          --------------------------------------------------------------------------
               Sept 30           1995               1994            1993              1992           1991
              --------          ------             ------          ------            ------         ------

High           $.7358           $.7446             $.7591          $.8021            $.8512         $.8866
Low             .7180            .7078              .7129           .7481             .7777          .8645
Average         .7310            .7286              .7322           .7751             .8244          .8725
End of
Period          .7341            .7325              .7129           .7553             .7867          .8654


Employees
---------

The Registrant currently employs six persons on a full-time basis and Waddy Lake Resources Ltd. currently has 53 persons on a full-time basis which number will decrease as operations are wound down on the Komis Mine. The number of employees fluctuates according to adjustments in the work force at various properties. None of the Registrant's employees are represented by a labour union. Corporations in which certain of the Registrant's officers or directors are shareholders have provided geological and exploration services and direct administrative services at usual professional rates.

Item 2:  DESCRIPTION OF PROPERTY
         -----------------------

The Registrant, directly and through its subsidiaries, has interests or rights to obtain interests in mineral properties in the Provinces of British Columbia, Alberta, Saskatchewan, Ontario and Quebec, Labrador and the North West Territories. Interests are also held in State of Colorado, Venezuela, Mexico, Ghana and Cote D'Ivoire. See "Description of Property". The Registrant also owns an 8% interest in Tyler Resources Inc, a company that has interests in mineral properties in the Province of Saskatchewan and in the diamond properties in the North West Territories, and a 29% interest in Stade Exploration Inc, a company with Oil and Gas property interests in Alberta and British Columbia, which interest was sold subsequent to September 30, 1996.

The Registrant conducts an ongoing acquisition/exploration program for precious metals properties, which to date have been primarily in western Canada. The main thrust of the Registrant's acquisition/exploration activities has been to conduct grassroots exploration. The results of these activities has been the identification of a number of properties with indications of significant mineralization.

West African Properties
-----------------------

The Registrant and its subsidiary, Hixon Gold, have entered into a joint venture agreement with respect to the acquisition, exploration and development of mineral properties in Ghana, West Africa. The joint venture has acquired a 100% interest in three properties in Ghana. The joint venture agreement provides that Hixon will fund 100% of exploration costs to feasibility and that the Registrant has the right to reimburse Hixon for 200% exploration costs and to arrange production financing in exchange for a 50% interest in each property. Hixon has also entered into an option agreement with Trillion Resources Ltd., an unaffiliated company, to earn a 40% interest in the Alepe property, Cote D'Ivoire.

Ghana
-----

Stenpad Prospect
----------------

The large 6,983 hectare (17,144 acre) Stenpad property is located near the village of Ajakamanso in Western Ghana and is road accessible. Numerous Galamsey workings are evident, including the mining of alluvial deposits along streams, and pits and trenching on gold bearing quartz veins and saprolite areas. The Stenpad Prospecting Licence was purchased from Stenpad Mining and Processing Company Ltd., an unaffiliated company in May of 1996. Exploration , which included the following, began during the summer of 1996:

     o    530  soil,  stream  sediment  and  rock  samples  were  collected  and analyzed;
     o Stream sediment and sampling confirmed that several drainages are anomalous in gold;
     o    Pits and soil sampling confirmed the gold anomalies;
     o    Seven areas of outcrop were gridded and soil sampled;
     o Gold-in-soil anomalies were identified and several samples of quartz vein material and pyrite bearing country rock had significant gold values;
     o Hand trenching exposed quartz veins and argillite/phyllite wall rock carrying economic gold values in several areas of the property.
     o A property evaluation report on the Stenpad property was prepared which concluded that an integrated geological, geochemical and geophysical exploration program was required to evaluate both auriferous quartz vein systems and disseminated sulphide types of gold mineralization. Results to date suggested that bulk-mineable widths and gold grades are present, with indications that gold mineralization has continuity over several hundreds of metres of strike length and widths of up to 100 metres;

Subsequent to September 30, 1996, additional exploration work was conducted which included:

     o Initial gold assays were received from trenches in the Seidu and Agykra areas of the property which indicate high grade gold zones;
     o    Check assaying confirmed the high grade assays;
     o Initial results suggested a shear zone controlled gold deposit extending for at least 1,950 metres in strike length;
     o High grade gold assays were not restricted to the quartz, but continue into the wall rock; o Line cutting and a gold-in-soil geochemical survey conducted on a nominal 800 m x 50 m sampling interval;
     o    The decision was made to expand the scope of the exploration program;
     o Agykra #1 trench was extended to 100 metres in length, and assayed 8.8 g/T gold;
     o Seidu #3, a new trench, was dug between Seidu #1 and Seidu #2 trenches, and assayed 16.0 g/T over 96.3 metres.

Results received from extended Agykra #1 and first 96.3 metres of Seidu #3 trenches:

         TRENCH           LENGTH            ASSAY g/T (OPT)
         ------           ------            ---------------
         Agykra #1        100 m (328)       8.8 (0.257)
         (extended)
         Seidu #3         96.3 m (307)      16.0 (0.468)
         (partial)

     o    Trenching program expanded to 16 crews;
     o    Agykra #1 and Seidu #3 trenches expanded to 200 metres in length;
     o    Fourteen additional trenches started;
     o Preliminary results from the gold-in-soil geochemical survey suggests a large, highly anomalous area.

The extension of the gold-in-soil geochemical survey to the north and west quadrants of the grid is in progress. A very preliminary interpretation of the geochemical results received and plotted to date indicates a very strong gold anomaly in the area of the Agykra and Seidu discoveries. An irregular area of roughly 3,500 x 4,000 metres exhibits gold-in-soil values in excess of 10 g/T. The expanded trenching progaram is designed to test the gold mineralization in bedrock in this area.

Upon completion of the trenching program, an initial diamond drill campaign will be designed to test the depth and extent of the gold mineralization. The drill program will not start until April 1997, at the earliest.

Fredag Prospect
---------------

The Registrant negotiated the purchase of the 8340 hectare (20,608 acre) Fredag property located in the Asankrangwa belt of Western Ghana, about 6 km north of the Stenpad property. A $200,000 reconnaissance exploration program will initially focus on conducting a property wide stream sediment sampling program, the identification and locating of old native workings and current Galamsey activity, soil geochemical sampling and geological mapping. The stream sediment, sampling and soil sampling will aid in locating the trend of the gold mineralization. The initial exploration program on the Fredag concession is currently in progress.

Tinso Prospect
--------------

The 470 hectare (1162 acre) Tinso property is located in the Tarkwa area between the Prestea mine operated by JCI Ltd. and the Bogusa mine operated by Billiton. Several concrete lined shafts and adits are evidence of past gold production on the property. Apparently high grade gold in quartz veins was mined in the past, and this ore was transported by aerial tramway to the Brumasi Mines plant about
2.5 km to the west of the property.

The initial geological evaluation indicates that the Tinso property hosts gold mineralization primarily in structurally controlled, Birimian quartz vein systems. The production that occurred on the property is pre World War One and must have been of very high grade to justify the expenditures and scale of the mining operation indicated by the old workings and relics of machinery found on the property.

A systematic, first phase soil sampling, geological mapping and sampling program is underway and gold- in-soil analytical results are expected in the near future. It will be necessary to rehabilitate the old shafts in order to gain access to the underground workings in order to establish the type and extent of the gold mineralization that was mined in the past.

Alepe, Cote D'Ivoire
--------------------

Hixon has entered into an option agreement to earn a forty percent interest in the Alepe property. Under the terms and conditions of the acquisition agreement, Hixon has paid $15,000, has issued 100,000 common shares and has undertaken to finance the initial $500,000 in exploration expenditures by December 31, 1998 to be fully vested in its forty percent (40%) interest. At which time the prospect will be held 40% by Hixon, 40% by Trillion Resources Ltd., 10% by SODEMI (Government) and 10% by a private Ivorian company.

The Alepe property is a large 80,000 hectare (197,600 acre) exploration permit covering a highly prospective geology in the south-western part of Cote D'Ivoire. Several precious metal, base metal and diamond showings have been located by past prospecting. The geological data base is reasonable in that past airborne geophysical surveys and mapping have established the regional geology and metallogeny.

The integration of new remote sensing data as well as geological and field information from the previous programs has allowed for the delineation of three target areas within the permit. Two of the areas are to be evaluated for their gold potential by following up previously reported gold and base metal anomalies in structurally complex areas. The third target is of a large circular feature revealed by satellite remote sensing which is spatially related to and could be the source of documented nearby placer diamond finds. Mapping and sampling of these target zones commenced in February 1997 in order to provide the basic information needed for systematic follow-up during the year.

Keroane, Guinea
---------------

Subsequent to September 30, 1996, Northern Abitibi Mining Corp. has entered into a Letter of Intent to provide $1,650,000 U.S. in property payments and exploration funding by July 1998 in order to earn a 50% interest in International Mining Company's 105,000 acre Keroane property in Guinea, West Africa. The property is prospective for alluvial diamonds, diamond bearing kimberlite pipes and gold. The existing alluvial diamond operation is being expanded.

The joint venture has purchased a commercial scale diamond processing plant that is located in Sierra Leone and the plant has been disassembled and trucked to Conakry, Guinea for rehabilitation. The plant will be used to bulk sample and test mine areas of the Keroane property that have been prioritized by the exploration conducted by the Russians in the past.

An initial geological evaluation by Northern Abitibi's geological staff has identified several areas of interest on the property and an exploration program is being designed to evaluate the property for both alluvial and kimberlite hosted diamonds and for gold in bedrock.

Mexican Prospects
-----------------

The  Registrant  and  Tyler  Resources  Inc.  each  hold  a 50%  interest  in an exploration joint venture created to acquire and evaluate copper and gold properties in Mexico. Activity to date has been concentrated in the north-western Mexican States of Sonora, Sinaloa and Chihuahua. Prospects target copper and gold that would be amenable to low cost heap leaching mining methods. The joint venture has acquired three oxide copper properties by option and staking. About $895,000 has been spent on this joint venture to date. In 1997, a major acceleration in the exploration activities is anticipated as the projects reach the diamond drill stage.

Bahuerachi Copper Oxide Project, Chihuahua, Mexico
--------------------------------------------------

Bahuerachi prospect is a 3285 hectare claim located on the Reforma mineralized trend in southwestern Chihuahua, near the Sinaloa border and is held 50% by the Registrant and 50% by Tyler Resources Inc. It is about 40 km north-north-easterly from Choix, Sinaloa. A diamond drill contract has been signed, and a fifteen hole, 100 metre/hole drill campaign is scheduled to begin on February 3, 1997. The exploration program will test the large copper oxide zone outlined by trenching and road cut sampling.

The area is well mineralized and the property shows evidence of copper mining and smelting by the Spaniards some 200 years ago. The Guggenheim Company worked underground on the Main Zone skarn in the early 1900's. They reported surface oxide grades of 3% copper with sulphides at some depths grading 2% copper, 142 grams/ton silver and 3 grams/ton gold. Asarco drilled the property on a wide pattern in 1970, with a best intersection in DDH-7 returning 39 metres grading 1.2% copper in skarn. Their core recovery was very poor and the reported grades may be lower than true grade. Surface sampling of the Main Zone skarn by a major Canadian mining company in the 1980's reported 32 samples averaging 2.2% copper as oxide.

The joint venture has channel sampled all the drill access roads on the Main Zone for a total of 221 samples representing 803 lineal metres. In this sampling, 134 samples from the Main Zone skarn, representing 486 lineal metres, averaged 1.33% copper. In addition to the Main Zone, there are three other known copper oxide showings on the property. Of these, only the Mina Mexicana, located about 600 metres southeast of the Main Zone has been sampled. At Mina Mexicana, ten continuous chip samples totalling 27.1 linear metres averaged 2.18% copper. The objective of the next phase of the work is to develop a resource of at least 15 million tons grading about 1.3% copper, which can be mined using low cost open-pit methods, followed by heap leaching and SX-EW processing to produce cathode copper. The diamond drill program is designed to evaluate the copper oxide resource and to provide the data necessary to complete an ore reserve calculation. Core samples will be used in column leach tests which will more firmly establish the leachibility charateristics of the oxide copper ore for feasibility study purposes.

The further  exploration  potential  of the  property is  considered  good as in addition to the copper oxide mineralization that outcrops, there are lead-zinc-silver skarn mineralizations at surface and some evidence of copper sulphide mineralization at depth that carries interesting gold and silver values.

Exotica Copper Oxide Project, Sonora, Mexico
--------------------------------------------

The Exotica claim is located near the Yaqui River about 6 km northwest of the hamlet of El Realito and about 160 km southeast of Hermosillo, and is held 50% by the Registrant and 50% by Tyler Resources Inc. The property is a true "exotic", or transported deposit, consisting of copper oxide-cemented gravels and rock debris in a modern arroyo. Sixteen samples taken over a wide area of the deposit by a major Canadian mining company averaged 1.25% copper, and inspection of the surface indicates there may be several million tons of this material. The cemented gravels are only barely lithified, they lie on surface, and would be very easy to mine and leach.

The deposit presumably has its source in the Cuatro Hermanos porphyry copper deposit, which lies immediately to the north of Exotica. In the last few weeks, Magma Copper Company has been conducting a drill program on the Cuatro Hermanos property, which they have under option from Morgain Minerals Inc. Recent rumours and stock market activity suggets that the drill program is a success and that economic grades of both copper and molybdenum have been encountered in this drilling campaign. Management is monitoring this drill program closely in order to ascertain if this discovery impacts the potential of the Exotica property.

La Cardelena
------------

The La Cardelena copper oxide property was acquired by staking and is held 50% by the Registrant and 50% by Tyler Resources Inc. The 150 hectare claim is located in south-central Sonora. An east-west zone of strong oxide copper mineralization of 50 by 200 metres is exposed in a shallow old pit. Grab samples of the oxide mineralization ranged up to 1.9% copper. Further exploration to evaluate the property, including diamond drillig, awaits completion of negotiations to acquire a ten hectare claim within this claim.

Venezuelan Prospects
--------------------

Exploration in Venezuela has been concentrated in Manson Creek which currently holds an interest in three exploration projects in Venezuela.

Perruco Joint Venture
---------------------

Manson Creek has earned a forty percent interest in the Perruco Joint Venture by funding the next $330,000 of exploration under the joint venture agreement. Manson Creek's two joint venture partners, Athlone Resources Ltd. (40%) and Ballatar Exploration Ltd. (20%) have completed the acquisition of a Venezuelan company that has two exploration contracts with the Venezuelan Corporation of Guayana (CVG). The joint venture has thus acquired the right to explore two large prospects:

     i) Perruco II - a 4,106 hectare CVG contract triangular in shape located in the Chicanan area.

     ii) Perruco V - a 4,000 hectare CVG contract located to the south of the El Foco claims owned by Homestake and about 19 km west of Placer Dome's Las Cristinas deposit.

During the year ended September 30, 1996, Ballatar Exploration Ltd. quit claimed its interest in the Perruco properties pro-rata to Manson Creek Resources Ltd. and Athlone Resources Ltd. thereby increasing their interest to 50% each.

Black 3 Prospect
----------------

Manson Creek Resources Ltd. owns 100% of the shares of Bolivariana De Mineria C.A. ("Bolivariana"), which in turn owns 75% of the shares of Desarrollo Guaitoc C.A. ("Guaitoc"). Guaitoc is the holder of the Black 3 contract with the Corporation Venezolana de Guayana ("CVG"). An agreement is in place wherein Bolivariana can purchase the additional interest in the property. Bolivariana would then own 100% of the shares of Desarrollo Guaitoc.

The Black 3 CVG contract covers 1,000 hectares on the site of the old Guaitoc gold mine, in the El Dorado area of Bolivar State, Venezuela, about 17 km NNW of the town of El Dorado.

Manson Creek carried out an exploration program including airborne geophysics, grid soil sampling and geological mapping between April and October, 1994. This work located two clusters of gold-in-soil anomalies occurring over areas 1.5 km by 0.8 km in the northwestern part of the property and 1.0 km by 0.6 km in the east-central part of the property.

Approximately $817,000 has been spent on property acquisition and exploration to date, including the issuance of 250,000 shares as part of the property acquisition.

Oroturba Prospect
-----------------

Manson Creek has entered into an agreement to purchase a one hundred percent interest in the 500 hectare Oroturba concession located in the El Dorado gold camp. About 75 Indians (illegal miners) have recently moved on to the projects and have blocked access to the property. Manson Creek has suspended contract obligations until the Indian problem is resolved.

CANADA
------

Saskatchewan Properties
-----------------------

The Registrant has been active in the La Ronge Greenstone Belt of Saskatchewan since the 1980's. As at September 30, 1996, the Registrant's major interests that it owns both directly and through its subsidiaries are the eight prospects where gold resources have been identified located in the Byers Mineral Belt, approximately sixty miles northeast of La Ronge, Saskatchewan. The Byers Mineral Belt represents the major area where significant gold resources have been identified in the La Ronge Belt. In this area gold mineralization primarily occurs as disseminated free gold occurrences within highly fractured, steeply plunging shoots or lenses, hosted by intermediate volcanics and intrusive rocks. The Registrant's interests within the Byers Mineral Belt are as follows:

         Held directly by the Registrant:
                                                           Registrants
         Prospect and Gold Occurrence                       Ownership
         ----------------------------                       ---------

         Tower Lake     -        Tower East                  100.00%
         Weedy Lake     -        Golden Heart                 41.80%
                        -        B-Zone                       41.80%
         Kaslo          -        Niko                        100.00%
         Oven Lake      -        Corner Lake                  45.00%
         Wedge Lake     -        Twin                         31.00%

         Held directly by Waddy Lake Resources Inc.:

                                                             Waddy Lake
         Prospect and Gold Occurrence                        Ownership
         ----------------------------                        ---------

         Waddy Lake     -        Komis                        100.00%
                        -        E-P                          100.00%


In  the  discussion  which  follows,   information  is  provided  on  the  those
significant prospects in the Byers Mineral Belt noted above. All of the prospects are in the exploration stage except the Komis prospect on which mining operations have commenced. During the last two years little activity has occurred on these prospects except for the Komis prospect.

Title to Saskatchewan Prospects
-------------------------------

The Registrant either directly or through its subsidiary Waddy is the registered title holder of the Komis, Tower, Weedy, Kaslo and Wedge prospects. Cameco, the operator for the joint venture for the Oven prospect, is the registered title owner and holds the Registrant's interest in trust for the Registrant. The interest in the prospects may consist of mineral leases referred to as "ML", claim blocks referred to as "CSB" and mineral dispositions/claims referred to as "S-". The prospects in all cases were originally staked by unaffiliated parties from which the Registrant purchased its interest.

At the date of acquisition by the Registrant, title to the mineral dispositions was transferred to the Registrant and registered with Saskatchewan Energy and Mines (SEM), a department of the Province of

Saskatchewan. Where these prospects include a mineral lease (ML), a lease agreement is entered into between the Registrant as lessee and SEM as lessor. The term of the lease is for ten years, renewable for an additional ten year term on the expiration of each ten year term. No annual lease payments are required.

SEM does require, however, the title holder of the mineral disposition, whether it be a mineral lease, claim block or mineral disposition, to incur exploration expenditures thereon. The holder must file evidence of these expenditures with SEM which determines how much of the actual expenditures may be applied to the assessment work required on the mineral dispositions. The assessment work from each year of exploration activity is accumulated in an assessment credit account with SEM. Each year a certain amount of assessment work is required on each prospect which is calculated at a rate ranging from $12.50 per hectare to $50.00 per hectare. If the holder has a build up of assessment credits in its assessment credit account with SEM, SEM reduces the credit by the amount of the annual assessment required, sends a notice to the holder indicating the date to which the mineral disposition is held in good standing with SEM and the amount of excess assessment credit in the account which may be applied to future years' assessment requirements.

The ability to accumulate assessment credits in excess of annual requirements allows the holder in years of a major exploration program to accumulate credits which will permit the mineral disposition to be kept in good standing with SEM for a number of years without the necessity of incurring exploration expenditures on an annual basis.

The Registrant on a regular basis reviews the status of the Saskatchewan prospects as well as prospects located in other geographical areas to determine what work is required (if any) to keep the prospects in good standing and which prospects will be allowed to lapse. When the decision is made to allow a prospect to lapse, the Registrant loses title to the prospect and all costs related thereto are charged to the statement of operations as abandoned properties.

Crown Royalty
-------------

The Registrant will pay royalties to the Province of Saskatchewan on the sale of gold and the minerals extracted from ore bodies within the Province of Saskatchewan under the terms of Part II of The Crown Royalty Schedule, 1986 (the "Schedule"), as amended by The Mineral Dispositions Amendment Regulations, 1990. The Schedule provides for a royalty equal to 12.5% of the "net profits derived from mining and processing operations", as defined in the Schedule. To date the Registrant has not paid any royalties pursuant to the Schedule.

Komis Prospect
--------------

The Komis prospect is owned 100% by Waddy and is located approximately 160 km northeast of La Ronge, Saskatchewan. The Komis prospect comprises two mineral leases (ML 5080 and ML 5364) and one claim block (CSB 6548) covering an area of approximately 1630 hectares (4028 acres). Waddy has a ten year lease with SEM for both ML 5080 and ML 5364 which may be renewed on their anniversary dates of February 7, 2000 and June 5, 2003 respectively for a further ten year term.
Although the mineral leases have no annual lease payments, they do require combined annual assessment of $39,300. The mineral leases are in good standing with SEM to February 7, 1998 and June 5, 1997 respectively with excess assessment expenditure credits of $1,324,941 which may be applied to the annual assessment requirements for future years to approximately the year 2030. The claim block CSB 6548 is held by Waddy and requires annual assessment work of $12,950. The claim block is in good standing with SEM to January 22, 1998 and has excess assessment expenditure credits of $27,885 which may be applied to the annual assessment requirements for future years to approximately the year 1999. Waddy acquired its interest in this prospect from an unaffiliated party in 1960 pursuant to the exercise of an option to earn an interest in the prospect. The Registrant has had an interest in Waddy since 1987, increased its interest to a controlling interest in 1992 and to 100% effective September 30, 1995 pursuant to the Plan of Arrangement (see Waddy page 4)

Access to the property is by Highway 102, 175 km from La Ronge, Saskatchewan to the settlement of Brabant hence northwest by an all season bush road for 17 km. The property is also readily accessible by ski or float equipped charter air craft from La Ronge. Operations can be carried out all year round at the prospect.

The mineral leases and the claim block making up the Komis prospect were originally staked in 1958. Exploration activity on the Komis discovery has taken place intermittently since 1958 through several periods of activity conducted both by Waddy and by several different entities who carried out exploration programs with the intent of earning an interest in the Komis prospect. With the expiration of the options the prospect was returned to Waddy who has carried out the most recent exploration programs. Exploration programs have included geological mapping, soil geochemistry, trenching and diamond drilling at a total cost to Waddy and other participants of approximately $8,600,000 through September 30, 1995. The mineralization of the Komis property consists of coarse "free" gold in quartz-veins and fine gold associated with elevated levels of pyritization and silicification in the enclosing andesite wall rock. The quartz-veins are typically a few centimetres wide, while the mineralization exhibits true widths that range from 1.5 m (5') to 23 m (75'). The broadest zones of mineralization occur where there is a greater concentration of quartz-veins or quartz stock work, pyritization and visible gold.

The activity during the period 1990 to 1995 included the following:

1990         o   Reinterpretation of all pre-1990 drilling data followed by a
                 4,105.80 metre (13,471 foot) diamond drill program.

1991-1992    o   Preparation of a feasibility study and preliminary mine plan which recommended a pre-production underground program designed to extract and process a 10,000 tonne bulk ore sample.

1993-1994    o   Pre-production  underground  program carried out between
                 November 1993 and April 1994.
             o   Test milling of the bulk sample at the Jolu Mill During
                 May 1994.
             o   Calculation of a new ore reserve.

1994-1995    o   7,000 metre (23,000 foot) surface diamond drill program
                 designed to increase the ore reserves of the deposit by extending ore zones to the west and down plunge.
             o   Preparation of a Komis feasibility study and further revised ore reserves.

1995-1996    o  Proposition and submission of an environmental impact study to
                Saskatchewan Environment and Resources Management which was approved in January 1995 with subsequent granting of mine and mill construction and operating permits.

Preliminary construction activities, prior to full permitting, commenced at the Komis mine site and Jolu mill in October, 1995 and included:

     o    Rehabilitation of the Jolu workcamp.
     o Reopening of the Jolu mine portal as part of the tailings management facility.
     o    Construction of Komis mine water clarification ponds.
     o    Transport of the Komis workcamp to the minesite.
     o Detailed engineering and survey work for the 16 km upgraded road link from the mine to Highway 102.

Mine Operation
--------------

In February 1996, Golden Rule commenced construction of the Komis gold mine with an estimated capital budget of $11.2 million. This was funded by a loan facility from Rothchilds Australia Limited for up to $5.0 million US and an equity issue of about $9.6 million, completed in April. Pursuant to an independent, pre-production feasibility study, mineable reserves were determined to be 280,000 tonnes, grading 0.30 OPT (84,280 ounces gold). These mineable reserves became part of the initial mining plan with the proven and probable reserves extending the mine life to over five years.

Pre-production work focused on developing a sufficient number of stopes for building the necessary ore inventory, consisting of broken ore underground and surface stockpiles, to sustain an initial production rate of 440 TPD. A 60 man residential camp and related support facilities were also constructed. The primary crushing and grinding circuits, gravity circuit, cyanide leach circuit and the mine tailing disposal site were rehabilitated. The gravity circuit was changed to process a greater amount of "free" gold common to the Komis ore. The old Jolu underground mine was de-watered and prepared for receiving mill tailings. The access road from the Komis mine site to Highway 102, approximately seventeen kilometres, was upgraded so it would be capable of handling ore truck hauling. Komis ore is trucked from the Komis site to the Jolu mill, a distance of approximately seventy-five kilometres.

A late Spring break-up and unseasonably bad weather delayed the scheduled mill start-up operations for almost 60 days. Ore haulage from the Komis mine site, for stockpiling at the Jolu mill, commenced in July 1996. The Jolu mill began processing Komis ore on September 1, 1996. Production through December 31, 1996 was approximately 500 TPD with an average grade of 0.22 OPT compared to feasibility estimates of 440 TPD grading 0.30 OPT. This short fall in the gold grade was primarily due to excess internal ore dilution, as the zone boundaries were less predictable and more structurally complex than originally interpreted. The technical staff made the decision to change the mining plan from an equal mix of low cost blasthole and shrinkage mining methods to exclusively shrinkage stoping. This had a significant negative effect on actual development costs versus the feasibility estimates. The technical staff is analyzing the mining results to date, gold grades, and operating and development costs.

The precipitous fall in gold prices, from the $US 416 in February 1996 to $US 345 in January 1997, had a negative economic impact on future mine operations. Although Golden Rule has hedged 68,000 ounces of gold (approximately sixty percent of feasibility production estimates), the hedging support level and lower spot gold prices available for unhedged production have significantly altered the economics of the mining operations and reserve development.

In February, the Registrant curtailed development work on the Komis mine pending an analysis of 1996 operation. A revised ore reserve evaluation and an assessment of the cost of developing these reserves in view of the fall in the gold price significantly altered the economics of mining operation and reserve development. As a result, the Registrant will apply for a temporary closure permit for the Komis Mine.

The Registrant anticipates that underground operation will continue until approximately the end of March with milling operation continuing until June. The Registrant has received expression of interest from potential purchasers and will endeavour to find a purchaser for the mine as an operating concern.

Jolu Mine and Mill
------------------

In August 1992, Golden Rule Resources Ltd. acquired an 100% interest in the Jolu mine and mill assets from an unaffiliated party for $845,948. The assets consist of the buildings, machinery and equipment related to the Jolu Mill and eight depleted mining leases Q-4438 to Q-4445 inclusive. These mining leases require total annual assessment work of $13,800 and are in good standing with SEM to August 15, 1997. An excess expenditure of $441,448 remains to the credit of these leases and may be used towards future work requirements to the year 2029. The Jolu mine and mill are located 60 km to the south of the Komis property. Access to the Jolu mill is by all-weather, paved road, and the mill is accessible by vehicle all year.

The Jolu Gold Joint Venture operated the 500 ton per day plant located 140 km north of La Ronge from October 1988 to August 1991. During this period approximately 500,000 tons of ore were treated. The mill had operating times in excess of 97% throughout its operating life. The mill achieved throughput as high as 725 tons per day, and operated regularly at 625 to 650 tons per day. The mill ceased its operations in 1991 when the ore from the Jolu mine was depleted.

The mill was built and commenced operations in 1988, and consists of a crushing plant followed by grinding, leaching and carbon-in pulp circuit for gold recovery. The mill equipment is virtually intact. All equipment had been mothballed to withstand winter conditions without sustaining any damage and the grinding mill had been emptied and raised off the trunnion bearings.

During the year ended September 30, 1994, the Registrant in order to process the bulk sample through the Jolu mill rehabilitated the mill at a cost of approximately $395,000. To place the Jolu mill into full production, the Registrant incurred additional costs of $1,682,000 for mill engineering, procurement and construction.

Weedy Lake Prospect
-------------------

The Weedy Lake prospect consists of mineral lease ML 5332 which covers 469 hectares (1,160 acres) and is located approximately 156 km northeast of La Ronge, Saskatchewan. The mineral lease with SEM was renewed on June 7, 1991 for a ten year term and may be renewed on its anniversary date of June 7, 2001 for a further ten year term. Although ML 5332 has no annual lease payments, it does require annual assessment of $23,450. SEM has indicated that ML 5332 is in good standing with SEM to June 7, 1997 and that an excess expenditure of $1,721,558 remains to the credit of this lease which may be used towards future work requirements to the year 2072. The Registrant acquired its interest in this prospect from an unaffiliated party in 1979. The Weedy Lake prospect is held 37.6% directly by the Registrant. Tyler Resources, Inc., the operator of the prospect, has earned from the Registrant, pursuant to an option agreement dated October 1, 1986, a 50.1% interest in the prospect. The Registrant, as at September 30, 1996, holds 2,380,592 common shares or 8.42% of the common shares of Tyler issued and outstanding as at that date. There are no other affiliations between the Registrant and either Tyler or Cameco. A portion (20.5%) of the Registrant's 37.6% interest in the Weedy Lake prospect is encumbered by a net profit interest of $350,000 payable at the rate of $10 per ounce of gold produced and payable to Cameco.

A gravel road serving the Weedy Lake prospect terminates approximately 20 km west of the property on the west side of Waddy Lake. Access to the property during the winter months is by winter road and during summer by float plane to Weedy Lake. Operations can be maintained year round on the Weedy prospect.

Although the Registrant has identified gold mineralization on this prospect, no reserves have been identified. The Registrant has participated in exploration activities on the Weedy Lake property since 1980. No exploration programs have been carried out during the period 1990 to September 30, 1995. Prior to 1990, the Registrant and its joint venturers drilled a total of 88 holes (for a total of 15,532 metres (50,959 feet)).

Tyler, as noted above, operates the Weedy Lake prospect pursuant to the option agreement dated October 1, 1986. Subsequent to September 30, 1995, Tyler proposed a two phase diamond drill program to complete the exploration of the identified gold mineralization and to generate the information necessary to determine whether economic mineralization reserves necessary to consider an underground program are present. The first phase of the drill program proposed by Tyler totalled approximately $655,000. Prior to commencement of this program the interest were held 25% by Tyler, 55% by the Registrant and 20% by Cameco Corporation. In accordance with the earn-in committment of Tyler to earn the additional 25.1%, and thereby increase its interest to 50.1%, Tyler, as at September 30, 1995 had to expend an additional $400,000 in exploration expenditures. Until Tyler completed the $400,000 earn-in committment, exploration costs were shared 80% by Tyler and 20% by Cameco. As Cameco elected not to participate in the first phase of the diamond drill program, Cameco's share of costs were funded by Tyler and the Registrant with a corresponding dilution of Cameco's interest. The first phase of the drill program was completed in February 1996. On completion of this first phase Tyler has completed its earn in committment and accordingly the interests were held as follows: Tyler 50%, the Registrant 34% and Cameco 16%. Based on results of the first phase of the drill program, Tyler has proposed a second phase estimated to cost $605,000 which was undertaken during March and April 1996. As Cameco elected not to participate in the second phase of the diamond drill program, Cameco's share of costs were funded by Tyler and the Registrant with a corresponding diluton of Cameco's interest. The Registrant's share of costs from both phases was $504,000. At September 30, 1996, the Weedy Lake Prospect was held 50.1% by Tyler Resources Inc., 37.6% by the Registrant and 12.3% by Cameco.

Other Saskatchewan Prospects
----------------------------

During the years prior to September 30, 1994, the Registrant and its joint venture partners incurred exploration expenditures on the Tower Lake prospect, the Komis prospect, the Oven Lake prospect and the Wedge Lake prospect such that annual exploration expenditure has not been required by the Registrant for the three years ended September 30, 1996 nor are any required or planned for the year ended September 30, 1997. Set out below is information related to these four properties:



                        Tower Lake                Kaslo                 Oven Lake               Wedge Lake
                         Prospect                Prospect                Prospect                Prospect
                         --------                --------                --------                --------

Interest Held           100%                   100%                   45%                       31.4%
Total Area              486 hectares           534 hectares           4,063 hectares            407 hectares
                        (1,200 acres)          (1,380 acres)          (10,043 acres)            (1,006 acres)
Annual Assessment
Requirements            $12,125                $12,250                $101,573                  $5,058

Excess
Expenditures            $4,127,597             $1,311,024             $1,067,553                 NIL*


In Good Standing To     June 15, 1997 to       January 27, 1998       June 7, 1997               March 3, 1998
                        February 6, 1998

* The Registrant has paid a cash deficiency deposit in lieu of exploration expenditure.

British Columbia Prospects
--------------------------

The Registrant has been active in British Columbia since 1980. As at September 30, 1993, the Registrant's major prospect is the Mets claims, a 1,000 hectare prospect in the Toodoggone copper-gold area.

Mets Prospect
-------------

The Mets prospect consists of three claim blocks Mets 1, Mets 4, and Mets 5 and one mineral lease Mets 3 covering 1000 hectares (2,471 acres) located approximately 170 km north of Smithers, British Columbia. The mineral lease, Mets 3, requires annual payments of $2,000 to the Energy, Minerals and Petroleum Resources Branch of the Province of British Columbia. The claims Mets 1, 4 and 5 are in good standing with the Province of British Columbia to April 3, 1996, August 4, 1998 and August 3, 1996 respectively. No additional expenditures are required on these claims to keep them in good standing prior to the dates noted above. The Registrant and its 55%-owned subsidiary, Manson, each owns a 50% interest in the Mets prospect. The Registrant acquired its interest in this prospect from an unaffiliated party in 1980 and is not subject to any encumbrances. Access is by road accessible only during the summer and by helicopter and operations can be carried out year round.

Exploration work on the Mets prospect has taken place since 1980 by the Registrant and Manson (the Operator). Manson, in 1985, optioned the prospect from the Registrant and initiated an integrated backhoe trenching and diamond drilling program on previously known gold showings which resulted in the discovery of gold mineralization. No significant exploration has been undertaken by the Registrant since 1989. Although the Registrant has identified gold mineralization on this prospect, no reserves have been identified. As the various claims of the Mets prospect are in good standing to 1996 to 1998 no exploration is planned for 1997.

Quebec and Ontario Prospects
----------------------------

Exploration in Quebec and Ontario has been concentrated primarily in Northern Abitibi which currently holds an interest in fifteen exploration projects in Quebec and one in Ontario. These interests vary from 50% to 100%, and consist of mining claims registered in the name of the Registrant or its subsidiary Northern Abitibi. The mining claims require the payment to the Province of Quebec every two years of an renewal fee of $20 to $60 per claim depending on the size of the claim in addition to the filing of assessment work. Sufficient assessment work has been filed with the Province of Quebec to keep the properties in good standing to 1996/1997. The last major exploration activity by the Registrant (through Northern Abitibi) was in 1990. Approximately $5,478,000 has been expended on these properties over the years with the Registrant's share approximately $3,688,000.

Labrador Prospects
------------------

Exploration in Labrador has been concentrated primarily in Northern Abitibi and Manson. During 1995, Manson through a joint venture required an initial 50% interest in four properties in Labrador for total consideration $160,000 and incurred exploration costs of $12,000. Northern Abitibi subsequently entered into an option agreement to acquire from Manson and its joint venture partner a 50% interest in the four Labrador properties and acquired a 100% interest in four additional properties in Labrador for total consideration of $626,200 and incurred total exploration expenditures of $447,500 prior to September 30, 1995 and an additional $138,000 during fiscal 1996. These interests consist of mining claims registered in the name of Northern Abitibi or Manson. The claims require the filing of assessment work with the Province of Newfoundland. Sufficient assessment work has been incurred and will be filed with the Province of Newfoundland prior to the anniversary dates of May 1996 to August 1996 to keep the claims in good standing to May 1997 to August 1997.

Northwest Territories
---------------------

Exploration in the Northwest Territories has been concentrated primarily in Manson which currently holds an interest in two exploration projects. The major prospect is Manson interest in the Parker Lake Joint Venture which is held 25% by Manson, 50% by Cumberland Resources Ltd. (operator) and 25% by Comaplex Minerals Corp. The Parker Lake Joint Venture owns almost 1,000,000 acres of mineral dispositions in the eastern Arctic area of the Northwest Territories. Exploration to date has resulted in several key discoveries:

         A)       SULUK            Nickel-Copper-Cobalt Zone
         B)       SANDHILL         Copper-Zinc Zone
         C)       THIRSTY LAKE     Diamond Zone
         D)       UKOA             Diamond Zone

The mineral dispositions held by the joint venture cover the Parker Lake greenstone belt, a relatively under- explored volcanosedimentary sequence of rocks of Archean age. The property is located 110 kilometres southeast of the hamlet of Baker Lake and 150 kilometres northwest of Rankin Inlet, in the Keewatin district of the Northwest Territories. Both of these communities are serviced year round by scheduled air service from Yellowknife, NWT and Churchill, Manitoba. The property is accessed by float and/or ski equipped aircraft and helicopter from Rankin Inlet or Baker Lake.

Preliminary exploration has been underway from 1986 to the present. Comprehensive reconnaissance prospecting, sampling, mapping and MAG/VLF-EM geophysical programs aimed at investigating the regional potential for hosting gold and base metals deposits were completed. As a result of these exploration programs, the SANDHILL base metal massive sulphide discovery was made in 1988. This discovery is located about five kilometres northeast of the SULUK discovery. At SANDHILL, stratiform mineralization and alteration occurs over a 70 m wide zone which can be traced along strike for about twelve kilometres in felsic volcanics. In 1992 a Dighem airborne geophysical survey was completed in order to identify conductive zones that may be representative of base metal bearing sulphide horizons. Trenching, sampling and geophysical programs have investigated the zinc-copper zones over a strike length of 400 metres and a width of 20 metres. The economic potential is high, as this is a typical volcanogenic sulphide environment, with all of the classical alteration zones and mineralization.

Following the discovery of spectacular microdiamond counts in the THIRSTY LAKE area in 1994, the joint venture staked additional claims and prospecting permits totalling 391,498 hectares (967,392 acres). The microdiamonds found are mostly industrial grade with occasional translucent, slightly coloured stones. The high grade SULUK base metal occurrence was discovered in the summer of 1995. In 1996, the UKOA gold gold occurence was discovered near the end of the field season. Two arsenophyrite-pyrite bearing samples were collected from the site, located thirteen kilometres southwest of the SULUK prospect.

While there is no infrastructure in the immediate area, possible deep water shipping access is located at Cross Bay about 40 km from the discoveries. Initial transportation studies indicate that base metal concentrates could be profitably shipped via this route. Exploration will be conducted from Rankin Inlet in the initial stages.

During April to September 1996, Cumberland Resources Ltd., as operator, subjected the Parker Lake property to a comprehensive exploration program consisting of airborne and ground geophysics, prospecting, detailed geological mapping and diamond drilling. In addition to the above programs, diamond exploration consisting of mapping, prospecting and till sampling, was carried out over a 700 sq. km area. These programs were so designed as to evaluate the massive sulphide and gold potential of a significant portion of the Gibson-MacQuoid Lake greenstone belt and in particular the SULUK Ni-Cu-Co and the SANDHILL Zn-Cu-Ag prospects. The second part of the program was designed to follow-up and explore previously discovered diamondiferous dykes and highly anomalous diamond minerals in tills. The SULUK discovery has been traced by geological mapping, sampling and a ground geophsyical survey over a strike length of 800 metres. The deposit appears to dip to the north and appears to be 1-10 metres wide. A possible subparallel zone has been indicated by geophysical surveys about 200 metres (600 feet) to the north.

The 1996 exploration program cost about $1,911,000 and to date Manson Creek has funded $915,000 in land acquisition costs and exploration on the Parker Lake project.

A phase one, $350,000 exploration program for 1997 has been recommended by the Operator;

1) Continued PEM and/or gravity survey over the western portion of the SULUK gabbro.

2) Detailed geological and structural mapping of the area of UKOA gold occurence.

3) Magentometre and Horizontal Loop Electromagnetic Surveys in the immediate area of the UKOA gold occurence.

4) Prospecting of all known potentially gold hosting iron formation trends in the area of the Parker Lake property.

Pending results of an ongoing gravity modeling exercise, additional diamond drilling should be reviewed that would test the gravity anomaly and the SULUK gabbro at depths greater than 500 metres. Positive results from recommended work in the area of the UKOA gold occurences and other known iron formation trends could also warrant additional drilling. A program of continued diamond exploration is contingent on positive results of ongoing till sample analysis, which has yet to be completed.

United States
-------------

The Registrant does not have any prospects in the United States.

Item 3:  LEGAL PROCEEDINGS
         -----------------

As at September 30, 1996 there were no material pending legal proceedings in which the Registrant or its subsidiaries were involved.

Item 4  CONTROL OF THE REGISTRANT
        -------------------------

(a) Direct or Indirect Control by Another
-----------------------------------------

To the best of the Registrant's knowledge, the Registrant is not directly or indirectly owned or controlled by a single person, a group of persons or by another corporation or by any foreign government. It is the view of the Registrant that the day to day business operations and affairs of the Registrant are controlled by the Board of Directors of the Registrant.

(b) Ownership of Voting Securities
----------------------------------

As at February 10, 1997, 26,398,081 common shares (September 30, 1996, 24,300,581 common shares) of the Registrant were issued and outstanding. At such date, the persons or groups known to the Registrant to own more than 10% of the Registrant's issued and outstanding shares and the number of common shares owned by officers and directors of the Registrant as a group are as follows:

                     Identity of         Amount Owned          Percentage
Title of Class    Person or Group         of Record             of Class
--------------    ---------------         ---------             --------

Common Shares     Officers and          3,733,531 (1)          13.36% (2)
                  Directors as a
                  group

(1) Shares owned by officers and directors include currently exercisable options held by directors and officers of the Registrant to acquire an aggregate of 1,543,600 common shares, with 390,000 common shares at $2.05 per share, 63,600 at $1.96, 30,000 at $3.33 per share, 260,000 at $3.01 per share and 800,000 at $11.17 per share.

(2) The percentage of class is calculated based on the total of 27,941,681 shares which include the 26,398,081 common shares issued and outstanding as at February 10, 1997 and the 1,543,600 currently exercisable options held by the directors and officers of the Registrant.

(c)  Change of Control Arrangements
---  ------------------------------

There are no arrangements known to the Registrant, the operations of which may, at a date subsequent to the date of this Registration Statement, result in a change of control of the Registrant.

Item 5  NATURE OF TRADING MARKET
        -----------------------

(a)  Market Information
---  ------------------

The Registrant's common shares are traded on The Toronto Stock Exchange in Canada. The Registrant has no other class of securities which are publicly traded. To the knowledge of the Registrant, there is no significant trading market for the Registrant's common shares in the United States.

(b)  Trading Information
---  -------------------

The high and low sale prices for the common shares of the Registrant, Waddy and Manson on the Toronto Stock Exchange, for Northern Abitibi on the Alberta Stock Exchange and for Hixon on the VSE for each quarterly period in the fiscal years ending September 30, 1995 and September 30, 1996, are as follows.
These prices do not reflect any discounts or commissions.

                                                         Sales Price(1)
                      ------------------------------------------------------------------------------------
                          Golden                                             Northern
                           Rule            Waddy             Manson           Abitibi           Hixon
                      -------------    --------------    --------------    -------------    --------------
Quarter Ended          Low     High     Low      High     Low      High     Low     High     Low      High
-------------         -----   -----    -----    -----    -----    -----    -----   -----    -----    -----

Fiscal 1995
-----------
December 31, 1994     $1.50   $2.55    $0.75    $1.28    $0.35    $0.72    $0.13   $0.31    $0.22    $0.30
March 31, 1995        $1.60   $2.20    $0.76    $1.19    $0.35    $0.79    $0.14   $0.35    $0.18    $0.27
June 30, 1995         $1.51   $2.10    $0.80    $1.15    $0.30    $0.61    $0.15   $0.42    $0.16    $0.30
September 30, 1995    $1.48   $2.08    $0.80    $1.00    $0.30    $0.82    $0.15   $0.35    $0.20    $0.31

Fiscal 1996
-----------
December 31, 1995     $1.05   $1.70     --       --      $0.40    $1.30    $0.10   $0.23    $0.23    $0.35
March 31, 1996        $1.53   $3.00     --       --      $1.10    $2.15    $0.15   $0.26    $0.26    $0.90
June 30, 1996         $2.11   $3.35     --       --      $0.57    $4.20    $0.20   $0.43    $0.39    $0.84
September 30, 1996    $1.96   $2.70     --       --      $0.50    $0.99    $0.18   $0.27    $0.31    $0.80


(1) Canadian dollars. For a history of exchange rates see Item 1: Description of Business

(c)  Information Regarding Holders
----------------------------------

As of September 30, 1996, according to records of the Registrant's transfer agent, the Registrant had 703 registered holders of its common shares, 148 of whom were residents of the United States. The total shareholdings of such United States resident shareholders as at September 30, 1996 were 1,744,360 common shares, representing 7.18% of the total issued and outstanding capital of the Registrant. These do not include an indeterminable number of persons who hold their shares in 'street name' through broker-dealers or others beneficial holders.

Item 6  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
        ------------------------------------------------------------------

(a)  Governmental Laws or Decrees
---------------------------------

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Registrant, other than withholding tax requirements (see Item 7, Taxation, below).

(b)  Limitation on Voting Rights
--------------------------------

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Registrant on the right of a non-resident to hold or vote common shares of the Registrant, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Registrant. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. No amendments are pending or contemplated at this time.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act (the "Minister") is satisfied that the investment is likely to be of net benefit to Canada.

An investment in common shares of the Registrant by a non-Canadian other than an "American" (as that term is defined in the Investment Act and used in this discussion) when the Registrant was not controlled by an American, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity.

An investment in common shares of the Registrant by an American, or by a non-Canadian when the Registrant was controlled by an American, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was not less than a specified amount which for 1994 is $150,000,000, and for subsequent years is $153,000,000 in terms of "constant 1992 dollars". A non-Canadian would acquire control of the Registrant for the purposes of the Investment Act if he acquired a majority of the common shares of the Registrant. The acquisition of less than a majority but one third or more of the common shares of the Registrant would be presumed to be an acquisition of control of the Registrant unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquire through the ownership of common shares.

Certain transactions relating to common share of the Registrant would be exempt from the Investment Act, including:

(a) acquisition of common shares of the Registrant by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b) acquisition of control of the Registrant in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c) acquisition of control of the Registrant by reason of an amalgamation, merger, consolidation or corporate reorganization following the ultimate direct or indirect control in fact of the Registrant, through the ownership of common shares, remained unchanged.

Item 7  TAXATION
        --------

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Registrant for a shareholder of the Registrant who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder and on the Registrant's understanding of the current administrative practices of Revenue Canada, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada before the date hereof. It has been assumed that there is no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own tax advisor.

The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the "Convention").

Dividends on Common Shares
--------------------------

Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada. The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 10% if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payer corporation.

However, if the shareholder carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada from a "fixed base" in Canada, and the shareholding in respect of which the dividends are paid is effectively connected with that permanent establishment or fixed base, those limitations do not apply.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares
-----------------------------

The following comments apply only to a shareholder whose common shares of the Registrant constitute capital property to him for the purposes of the Tax Act. Shares will generally constitute capital property unless the holder is a trader or dealer in securities or is engaged in an adventure in the nature of trade in respect of the shares.

A taxpayer's capital gain or capital loss from a disposition of a common share of the Registrant is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. Three-quarters of such capital gain (taxable capital gain) is included in income and taxed at normal rates. Three-quarters of such a capital loss in a year (allowable capital loss) is deductible from taxable capital gains realized in the same year. An allowable capital loss that is not deductible in the year incurred may, except on change of control of a corporate shareholder, be carried back three years or carried forward to later years for deduction from net taxable capital gains of any of those years.

If a common share of the Registrant is disposed of to the Registrant other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will be considered as limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend and taxed in accordance with the rules governing the taxation of dividends set out above.

Under the Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses realized on a disposition of "taxable Canadian property." Common shares of the Registrant will constitute taxable Canadian property of a shareholder at a particular time if he used the shares in carrying on business in Canada, or if at any time in the five years preceding the disposition 25% of the issued shares of any class or series in the capital stock of the Registrant belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm's length, and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a)  their value is derived principally from real property in Canada

(b) the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada, or

(c) they formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.


Item 8  SELECTED FINANCIAL DATA
        -----------------------

The selected financial data set forth in the following table is expressed in Canadian dollars. For a history of the exchange rates for Canadian dollars in terms of U.S. Dollars see Item 1, "Description of Business", above. The financial information set forth in the following table includes the accounts of the Registrant and subsidiaries on a consolidated basis. This financial information was prepared in accordance with accounting principles generally accepted in Canada, the application of which conforms in all material respects for the periods presented with accounting principles generally accepted in the United States, except to the extent noted in Note 16 to the Consolidated Financial Statements appearing elsewhere in this Registration Statement, The selected financial data should be read in conjunction with and is qualified by such Consolidated Financial Statements and the Notes thereto.


                                                              Year ended September 30
                                       ---------------------------------------------------------------
                                          1996          1995           1994          1993        1992
                                          ----          ----           ----          ----        ----

Operating Summary ($000's)
   Revenue
      Interest and other               $   377         $  340         $  389        $  437         526
   Net income (loss)
      Canadian method                      (62)          (575)            16          (754)        (17)
      United States method              (2,043)        (1,020)          (957)         (265)       (262)

Financial Status ($000's)
   Total assets                         51,439         32,298         27,815        21,227      21,446
   Working capital                       2,322          2,085          4,025         2,260       2,964
   Long term liabilities                   265              -              -             -           -
   Minority interests                    6,806          4,694          5,309         4,663       4,187
Shareholders' equity ($000's)
      Canadian method                   36,248         25,647         20,635        14,466      15,124
      United States method              25,400         15,401         10,504         5,102       5,271

Net earnings (loss) per common share:
      Canadian method
         Basic                         (0)(cent)     (4)(cent)      (0)(cent)      (7)(cent)         -
         Fully diluted                 (0)(cent)     (4)(cent)      (0)(cent)      (7)(cent)         -
      United States method
         Basic                        (10)(cent)     (7)(cent)      (5)(cent)      (2)(cent)    (2)(cent)
         Fully diluted                (10)(cent)     (7)(cent)      (5)(cent)      (2)(cent)    (2)(cent)

Item 9 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
         -----------------------------------------------------------------------

General
-------

The Registrant and its consolidated subsidiaries are in the exploration stage; none has generated any material revenue from mining operations. On a recurring basis, revenues are derived from interest income, which is dependent on cash available and prevailing interest rates, and exploration overhead fees and recoveries, which are dependent on the level of exploration expenditures managed by the Registrant. On a recurring basis, corporate expenses relate to administration and related overhead costs.

Other items, which tend to have a more significant effect on reported earnings, relate to the Registrant's activities in selling mineral prospects and investments, when market conditions warrant, write-downs of mineral prospects and investments based on geological and economic conditions, and gains or losses arising on the reduction of the Registrant's interest in subsidiaries and affiliates due to the issue of shares by the subsidiaries and affiliates to interest outside the Registrant.

The Registrant is subject to a number of factors which separately and together affect the Registrant's operations and liquidity. Obviously the discovery of reserves would significantly affect operations and liquidity. However, the ability to discover reserves, to develop them and to achieve production from such reserves is influenced by the price of gold. During periods of low gold prices, the Registrant's ability to raise Capital is hampered as a low gold price translates into low market prices for the Registrant's capital stock and reduced interest by investors to finance the development of projects. Without the necessary capital existing projects with mineralization cannot be fully explored with the objective of delineating the mineralization to determine if an economic reserve body exists, nor are the funds available to conduct new exploration. As the price of gold rises, there tends to be a corresponding rise in the market price of the Registrant's capital stock and increased interest by investors to favour the development of projects which translates into improved opportunities for the Registrant to raise the necessary capital.

The economics of whether or not an existing project with mineralization or a newly discovered one is developed and brought into production is influenced by the price of gold. The Registrant has identified a number of projects with mineralization, with sufficient exploration work and assessment work filed to keep the projects in good standing for to the year 2000 and beyond. The price of gold in previous years since their identification has not justified the costs to develop these projects with mineralization. As the price of gold rises, the Registrant reviews the projects to determine which, if any, have the potential to be developed and placed into production which in turn would enhance the Registrant's operations and liquidity.

                                                        32
Results of Operations

The following is a summary of operating results, outlining the individual corporate components of consolidated net income:

                                                                                 ($000)
                                                      -----------------------------------------------------------
                                                         1996                    1995                    1994
                                                      -----------             -----------            ------------
REVENUES
  Golden Rule                                             277,323                 269,018                 342,501
  Manson Creek                                             80,624                  50,347                  45,892
  Northern Abitibi                                         10,690                  19,419                     621
  Hixon Gold                                                8,611                     845                     207
                                                      -----------             -----------             -----------
                                                          377,248                 339,629                 389,221
                                                      ===========             ===========             ===========
CORPORATE EXPENSES
  Golden Rule                                             879,508                 585,371                 485,805
  Manson Creek                                             65,923                  57,329                  41,620
  Northern Abitibi                                         33,381                  29,979                  24,472
  Hixon Gold                                               33,710                  24,999                  25,196
                                                      -----------             -----------             -----------
                                                        1,012,522                 697,678                 577,093
                                                      ===========             ===========             ===========

LOSS FROM OPERATIONS                                     (635,274)               (358,049)               (187,872)
                                                      -----------             -----------             -----------
OTHER
  Gain (Loss) on disposal of mineral
    properties and other assets
    - Golden Rule                                         683,519                  (1,940)                170,581
    - Manson Creek                                         67,010                  83,019                 287,516
                                                      -----------             -----------             -----------
                                                          750,529                  84,959                 458,097
                                                      ===========             ===========             ===========
ABANDONMENTS AND WRITE-DOWN OF MINERAL
PROPERTIES
    - Golden Rule                                            --                  (300,000)               (447,295)
    - Manson Creek                                        (71,971)               (457,637)               (332,987)
    - Northern Abitibi                                 (1,273,924)                   --                  (244,266)
    - Hixon Gold                                             --                      --                  (108,870)
                                                      -----------             -----------             -----------
                                                       (1,345,895)               (757,637)             (1,133,418)
                                                      ===========             ===========             ===========

LOSS BEFORE INCOME TAXES                               (1,230,640)             (1,030,727)               (863,193)


INCOME TAXES (RECOVERY)
  - Golden Rule                                           478,000                (257,536)               (122,200)
                                                      -----------             -----------             -----------

LOSS BEFORE THE UNDERNOTED                             (1,708,640)               (773,191)               (740,993)
                                                      -----------             -----------             -----------

GAIN (LOSS) ON REDUCTION OF INTEREST IN
  AFFILIATES AND SUBSIDIARIES
    (GOLDEN RULE)                                         807,386                 101,515                  39,220
                                                      -----------             -----------             -----------
EQUITY IN INCOME (LOSS) OF
  AFFILIATED COMPANIES
   Stade Exploration Inc.                                  36,769                (149,064)                 34,434

   Eastfield Resources Inc.                                  --                    24,729                  18,615
                                                      -----------             -----------             -----------
                                                           36,769                (124,335)                 53,049
                                                      ===========             ===========             ===========
MINORITY INTEREST IN LOSS
   OF SUBSIDIARIES                                        802,946                 221,491                 664,708
                                                      -----------             -----------             -----------
NET INCOME (LOSS)                                     $   (61,539)            $  (574,520)            $    15,984
                                                      ===========             ===========             ===========

The variation in the equity in income (loss) of affiliated companies is due to the write-down of a mineral property in Stade in 1995.

Fiscal year ended September 30, 1996 Compared to 1995
-----------------------------------------------------

The small increase in consolidated revenues in 1996 reflects a modest increase in exploration overhead fees from increased activity, and higher interest income from larger available cash balances.

On a consolidated basis, 1996 corporate expense increased by 46% to $983,228, largely attributable to Komis mine construction and financing costs. As a result of the above noted factors, the Registrant incurred a loss from operations of $635,274 as compared to a loss of $358,049 in the preceding year.

Consolidated net loss of $61,539 reflects a decrease of $512,981 over the 1995 year. Abandonment and write-downs increased by 588,258 over 1995 and deferred income tax increased by $735,536 from a recovery of 257,536 in 1995 to an expense of $478,000 in 1996. These increases were offset by an increase of $66,570 from gains on disposal of investments, an increase of $705,871 on book gain recorded on the issue of shares by subsidiaries an increase of $581,455 in the minority interest in subsidiary company losses and an increase of $161,104 in equity in increase of income of investors from a loss of $124,335 to income of $36,769.

Fiscal year ended September 30, 1995 Compared to 1994
-----------------------------------------------------

The decline in 1995 consolidated revenues reflects a minor reduction in exploration overhead fees and a decrease in interest income due to lower available cash balances and lower interest rates.

On a consolidated basis, 1995 corporate expenses increased by 21% to $697,698, largely attributable to increased shareholder communication, public relations activities and regulatory costs. As a result of the above noted factors, the Registrant incurred a loss from operations of $358,040 as compared to a loss of $187,872 in the preceding year.

Consolidated net loss of $574,520 reflects an increase of $590,504 over the 1994 year. Although abandonments and write-downs were approximately $376,000 less than in 1994, and book gains recorded on the issued of shares by subsidiaries increased by approximately $62,000 these were offset by lower gains on disposal of investments of approximately $373,000 and a $443,000 reduction in the minority interest in subsidiary company losses and a $177,000 reduction in equity in income of affiliated companies.


Liquidity and Capital Resources
-------------------------------

a)   Operating Cash Flow
     -------------------

     Cash provided from operating activities has not been a significant source of or requirement of liquidity. With the start-up of the Komis mine after the 1996 year end, mining operations are anticipated to have a significant influence on operating cash flow.

b)   Liquidity Provided from Financing Activities
     --------------------------------------------

     During 1996, the Registrant negotiated a loan facility of $US 4 million, or the gold equivalent to be used to partially fund pre-production costs of the Komis mine, of which $CDN 2,995,802 had been drawn on September 30, 1996 and the remainder in October 1996. The Registrant received net proceeds of $10,662,718 in 1996 from the issuance of common shares including $9,563,741 through a public offering and $1,098,977 on the exercise of stock options and the issue of shares to acquire mineral properties. The issue of shares by subsidiary companies to minority shareholders provided $2,094,632 compared to $882,750 in 1995.

     During 1995, $882,750 was provided through the issue of shares by subsidiary companies, compared to $224,587 in the prior year. Although the Company issued 3,762,007 shares to increase its ownership in Waddy Lake to 100%, this was not a direct source of liquidity.

c)   Liquidity Provided from Investing Activities
     --------------------------------------------

     In 1996, the Registrant received proceeds of $844,822 from the sale of portfolio investments compared to $505,468 in 1995. In addition, $1,961,857 was received on the sale of the Registrant's shares of subsidiaries to facilitate their financing, compared to $1,035,638 received in 1995 from this source. Please refer to Part I, Publicly held Subsidiaries and Financing of Publicly held Subsidiaries for a detailed discussion on proceeds from sale of Registrant's shares of Subsidiaries.

     In 1995, $1,035,638 was provided from the sale of shares of subsidiaries, to facilitate financings and $505,468 from the sale of portfolio investments. In addition, in 1995 Stade Exploration Inc. repaid advances of $688,197.

     In 1994, $791,542 was provided from the sale of shares of subsidiaries, to facilitate financings, and $509,539 from the sale of portfolio investments primarily held by Manson Creek.

d)   Liquidity Used in Investing Activities
     --------------------------------------

     Construction, pre-production and other costs for the Komis Mine totalled $10,739,388, compared to $1,417,923 in 1995. Construction of the mine was substantially completed by September 30, 1996.

     Expenditures on exploration properties increased from $2,165,128 in 1995 to $3,339,366 in 1996. The significant areas of expenditure in 1996 were $910,000 for Ghana, property acquisitions and exploration, the acquisition of exploration properties for $430,000 and $653,000 of exploration expenditures in Saskatchewan, and $520,000 for exploration in the Voisey's Bay area.

     In 1995, expenditures on the Komis deposit for the underground exploration, development and test mining program, additional surface drilling and capital improvements to the Jolu Mill were $1,417,823 compared to $4,426,144 in 1994 and $395,095 in 1993. Exploration property additions in 1995 totalled $2,165,128, primarily incurred by Manson Creek and Northern Abitibi with respect to their Labrador properties. In 1994, exploration property additions were $1,349,346, primarily incurred by Manson Creek with respect to its Venezuel properties.

     In 1995, the Company, acquired the minority interest in Waddy Lake for total consideration of $5,810,637 by the issue of 3,762,007 common shares at a deemed price of $1.51 per share for a total of $5,680,631 and incurred cash expenses related to the acquisition of $130,006.

     The Company, in 1995, made additional investments in affiliated companies totalling $889,483 with the major investment related to the exercise of Stade Exploration Inc, warrants for 2,523,190 additional shares at a cost of $706,493.

e)   Working Capital
     ---------------

     Working capital was $2,322,062 at September 30, 1996 as compared to $2,084,658 and $4,024,935 at September 30, 1995 and 1994 respectively. The small increase in working capital in the 1996 fiscal year reflects the increase in cash from equity financing and inventories offset by increased accounts payable and current portion of long term debt. The decrease in working capital in the 1995 fiscal year is largely attributable to the increased exploration expenditures in 1995 over 1994.

     Between the wholly owned subsidiaries and the Registrant, funds are transferred as required without restriction. In the case of the publicly held subsidiaries, however, any transfer of funds would have to comply with corporate law and the applicable securities regulation. The policy of the Registrant is that the subsidiaries operate on their own and funds are not transferred between the Registrant and subsidiaries. The Registrant does provide administration services to the subsidiaries and acts as contractor on the subsidiaries exploration projects. The related costs are charged to the subsidiaries and paid by them. Any advances of funds whether by the subsidiaries to the Registrant or by the Registrant to the subsidiaries are formally documented with interest charged at the prime rate plus 1% or by way of a private placement of a convertible debenture.

     Except for  Northern  Abitibi  Mining  Corp.'s  commitment  to provide  $US
     1,650,000 financing to earn a 50% interest in the Keroane property, the Registrant has no material capital expenditure commitments.

     The Registrant, depending upon the timing of the exploration requirements and opportunities, may need to raise additional capital. Management's preference is to realize liquidity through the sale of non-core assets rather than the issuance of additional equity.


Item 10  DIRECTORS AND OFFICERS OF THE REGISTRANT
         ----------------------------------------

The executive officers and directors of the Registrant are as follows:

                                                               Period as a
                                                          Director or Officer
Name                               Position               of the Registrant
----                               --------               -----------------

Glen H. Harper                     President              October 19, 1979
                                   and Director

Robert G. Ingram                   Director               September 24, 1981

G. A. James Devonshire             Director               March 30, 1990

Peter (C. W.) Cole                 Director               March 31, 1995

Robert J. Lemmon                   Treasurer              March 23, 1990

Barbara M. O'Neill                 Secretary              June 28, 1993(1)

(1) Ms. O'Neill was appointed Assistant Secretary/Treasurer on March 23, 1990 and held that position until June 28, 1993 when she was appointed Secretary of the Registrant.

All directors hold office until the next annual meeting of the shareholders of the Registrant and until their successors have been elected and qualified. Officers of the Registrant serve at the discretion of the Board of Directors.

There are no arrangements or understandings between any of the directors or officers of the Registrant and any other person pursuant to which they were selected as a director or officer of the Registrant. There are no family arrangements between any director or officer of the Registrant and any other director or officer of the Registrant.


Item 11  COMPENSATION OF DIRECTORS AND OFFICERS
         --------------------------------------

The Registrant has three Executive Officers and four directors (one of whom is an Executive Officer) whose aggregate cash compensation in those capacities during the year ended September 30, 1996, was $55,400.

Corporations in which the Registrant's President, former Vice-President and Treasurer are shareholders have provided, at usual professional rates, geological and exploration services of $161,000 and direct administrative services of $95,000.

A Corporation in which one the Registrant's director is a shareholder provided at usual professional rates consulting services of $35,000.

In addition, these Executive Officers and directors exercised incentive stock options during the year ended September 30, 1996 resulting in an aggregate net value to the Executive Officers and Directors of $1,487,999. (Subsequent to September 30, 1996, these Executive Officers and directors exercised incentive stock options resulting in an aggregate net value to the Executive Officers and directors of $5,262,042. (Also see heading "Option to Purchase Securities from Registrant or Subsidiaries"). During fiscal 1996, the three directors who are not Executive Officers were paid a total of $19,400 in their capacity as a director.

As at September 30, 1996, the Registrant does not have any plans which require the Registrant to contribute to or to provide pension, retirement or similar benefits to directors and officers.

Item 12  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
         --------------------------------------------------------------

1996 Share Option Plan
----------------------

At the Annual & Special Meeting of the common shareholders of the Registrant (the Shareholders) held on March 29, 1996, the Shareholders approved an amendement to the 1995 Share Option Plan approved by the Shareholders at the Annual and Special Meeting held on March 31, 1995 (the "1995 Plan") to increase the number of shares reserved for issuance thereunder from 1,555,545 to 1,935,626. The result of this ammendment was effectively to create a new plan known as the 1996 Share Option Plan (the "1996 Plan"). The 1996 plan is the same as the 1995 Plan except for the number of shares reserved for issuance and replaces the 1995 Plan. The 1995 Plan superceded and replaced the share incentive plan of the Registrant which was in place prior to the establishment of the 1995 Plan (the "Old Plan"). At the time of approval of the 1996 plan, the Registrant had options outstanding to purchase 1,045,667 common shares granted under the Old Plan of the Corporation, 470,000 common shares granted under the 1995 Plan of the Corporation, 257,050 common shares on conversion of the 485,000 common shares granted under the Old Plan of Waddy Lake Resources Inc. ("Waddy") prior to the acquisition of the minority interest in Waddy and 464,700 common shares on conversion of the 876,792 common shares granted under the 1995 Plan of Waddy prior to the acquisition of the minority interest of Waddy, all of which were not subject to further shareholder ratification. No further stock otions will be issued under the Old Plan or the 1995 Plan of the Corporation or will be issued under the Old Plan or 1995 Plan of Waddy, however, those options will remain in effect until exercised, cancelled or otherwise terminated in accordance with the respective terms of those plans. A total of 1,935,626 common shares of the Corporation were conditionally reserved for issuance pursuant to options to be granted under the 1996 plan.

At the date of approval of the 1996 Plan, the number of common shares reserved for issuance under outstanding options was 3,322,962 including the 721,750 reserved for outstanding options under the Old Plan and the 1995 Plan of Waddy and, accordingly, the maximum number of common shares reserved for issuancewas 5,258,588 representing 27.2% percent of the issued and outstanding common shares of the Registrant then outstanding.

The 1996 Plan provides that the Board of Directors may, from time to time, grant options to acquire all or part of the shares subject to the 1996 Plan to any person who is an employee or director of the Registrant or any of its subsidiaries or any other person or Registrant engaged to provide ongoing management or consulting services for the Registrant or any of its subsidiaries. The 1996 Plan prohibits the Registrant from providing financial assistance to any optionee in connection with the exercise of options. the term of any option granted under the 1996 Plan will be five years except under special circumstances when the Board may establish a shorter or longer term. In no event will the term of any option exceed ten years. The 1996 Plan also provides for early termination of outstanding options in the event of death of the optionee or if the optionee ceases to be a director or employee, the subscription price for shares acquired pursuant to options granted under the 1996 Plan will be the wieghted average of the trading price per share for the common shares traded on the Toronto Stock Exchange on the last five days before the date of grant of the option.

A majority of the common shares that may be allocated for issued under the 1996 Plan may be issuable to insiders of the Corporation.

     In addition, the 1996 Plan provides that:

     a) the number of common shares reserved for issuance pursuant to all share compensation arrangements (including stock options) granted to insiders will not exceed 10% of the outstanding issue,

     b) the number of common shares that may be issued to insiders pursuant to all share compensation arrangements (including stock options) within a one year period will not exceed 10% of the outstanding issue, and

     c) the number of common shares that may be reserved for issuance to any one insider and such insider's associates pursuant to all share compensation arrangements (including stock options) will not exceed 5% of the outstanding issue, and in no event may the number of common shares reserved for issuance to any one person pursuant to a stock option exceed 5% of the outstanding issue.

1995 Share Option Plan
----------------------

At the Annual and Special Meeting of the common shareholders of the Registrant (the Shareholders) held on March 31, 1995, the Shareholders approved the establishment of a 1995 Share Option Plan (the "1995 Plan") which superseded and replaced the existing share incentive plan of the Registrant (the "Old Plan"). The Registrant at March 31, 1995 had outstanding options to purchase 1,063,667 common shares granted under the Old Plan which were not subject to further shareholder ratification. The options under the Old Plan were granted to directors, officers, employees and a fiscal agent. No further stock options will be issued under the Old Plan, however those options will remain in effect until exercised, cancelled or otherwise terminated in accordance with the Old Plan. A total of 1,555,545 common shares of the Registrant were conditionally reserved for issue pursuant to options to be granted under the 1995 Plan. The number of common shares reserved for issuance under outstanding options under the Old Plan was 1,063,667 and the maximum number of common shares reserved for issuance under the 1995 Plan was 1,555,545 resulting in an aggregate of 2,619,212 and representing 16.8% of the issued and outstanding common shares of the Registrant.

The 1995 Plan provided that the Board of Directors may from time to time grant options to acquire all or part of the shares subject to the 1995 Plan to any person who is an employee or director of the Registrant or any of its subsidiaries or any other person or corporation engaged to provide ongoing management or consulting services for the Registration or any of its subsidiaries. The 1995 Plan prohibited the Registrant from providing financial assistance to any optionee in connection with the exercise of options. The term of any option granted under the 1995 Plan was five years except under special circumstance when the Board may establish a shorter or longer term. In no event could the term of any option exceed 10 years. The 1995 Plan also provided for early termination of outstanding options in the event of death of the optionee or if the optionee ceases to be a director or employee. The subscription price for shares acquired pursuant to options granted under the 1995 Plan had to be the weighted average of the trading price per share for the common shares traded on The Toronto Stock Exchange on the last five days before the date of grant of the option.

A majority of the common shares that could be allocated for issue under the 1995 Plan could be issuable to insiders of the Registrant.

     In addition, the 1995 Plan provided that

     (a) the number of common shares reserved for issuance pursuant to all share compensation arrangements (including stock options) granted to insiders could not exceed 10% of the outstanding issue,

     (b) the number of common shares that could be issued to insiders pursuant to all share compensation arrangements (including stock options) within a one year period could not exceed 10% of the outstanding issue, and

     (c) the number of common shares that could be reserved for issuance to any one insider and such insider's associates pursuant to all share compensation arrangements (including stock options) could not exceed 5% of the outstanding issue, and in no event could the number of common shares reserved for issuance to any one person pursuant to a stock option exceed 5% of the outstanding issue.

Old Plan
--------

The incentive stock option plan of the Registrant in existence prior to the 1995 Plan (the "Old Plan") was designed to provide incentives to the Registrant's personnel including directors, officers, employees and persons who have provided ongoing services of value to the Registrant. The Plan was administered by the Board of Directors of the Registrant, who made allocations to eligible persons after considering their present and potential contributions and other relevant factors. The directors also granted options to acquire stock to other Board members. The options granted pursuant to the Plan did not exceed a term of five years and were granted at an option price and on other terms which the directors determined was necessary to achieve the goal of the Plan and in accordance with regulatory policy. The option price could be at a discount to market price, which discount would, in any event, exceed the following:

                  Market Price at Time       Maximum Discount
                       of Grant (1)             Therefrom
                  --------------------       ----------------
                    $1.00 or less                  20%
                    $1.01 to $5.00                 15%
                    $5.01 or more                  10%

(1)      As determined by the Toronto Stock Exchange.

The number of shares allocated to the Plan was determined by the Board of Directors from time to time. The aggregate number of shares reserved for issuance under the Plan, (other employee stock option plans, options for services and employee stock purchase plans) could not exceed 10% of the Registrant's issued and outstanding shares. In addition, the aggregate number of shares so reserved for issuance to any one person could not exceed 5% of the issued and outstanding shares.

The common shares, when fully paid for by a participant, were not included in the calculation of common shares allocated to or within the Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option ceased for varying periods not exceeding three months. Loss of eligibility for consultants was regulated by specific rules imposed by the directors when the option was granted to the appropriate consultant.

The Plan also provided that estates of deceased participants could exercise their options for a period not exceeding six months following death. The Board of Directors could from time to time make rules, regulations and amendments to the Plan. Should any rule, regulation or amendment materially differ from the provisions set forth in the Information Circular provided to the Shareholders with the Proxy Solicitation it should obtain regulatory or shareholder (as the case may be) approval.

Waddy Lake Plans
----------------

At the Annual and Special Meeting of the Waddy Lake common shareholders held on March 31, 1995, the Waddy Lake shareholders approved the establishment of a 1995 Share Option Plan (the "1995 Plan of Waddy") which superseded and replaced the existing share incentive plan of Waddy Lake (the "Old Plan of Waddy"). The terms, conditions and provisions of the 1995 Plan of Waddy and the Old Plan of Waddy were similar to the 1995 Plan and the Old Plan of the Registrant described above. On acquisition of the minority interest of Waddy Lake by the Registrant, any incentive stock options issued and outstanding under the 1995 Plan of Waddy and the Old Plan of Waddy were converted into incentive stock options of the Registrant on the basis of the share exchange ratio used to acquire the minority interest of Waddy Lake (ie. .53 share of the Registrant for each share of Waddy
Lake). At the date of the acquisition of the minority interest of Waddy Lake by the Registrant there were incentive stock options for 890,000 shares of Waddy Lake issued and outstanding under the 1995 Plan of Waddy which were converted into incentive stock options for 471,700 shares of the Registrant and incentive stock options for 545,000 shares of Waddy Lake issued and outstanding under the Old Plan of Waddy which were converted into incentive stock options for 288,850 shares of the Registrant. Subsequent to September 30, 1995, incentive stock options have been exercised for 228,681 shares of the 471,700 shares under the 1995 Plan of Waddy to leave 243,019 currently issued and outstanding and incentive stock options exercised for 288,850 shares of the 288,850 shares under the Old Plan of Waddy to leave none currently issued and outstanding.

As at September 30, 1996, incentive stock options for 2,489,100 shares, issued pursuant to the terms of the incentive stock option plans noted above, were as follows:

                                             Exercise
Type                         Number           Price
of Option                  of Shares         ($Cdn.)           Expiry Date
---------                  ---------         -------           -----------

A)  Golden Rule

i) Old Plan
   a) Options
    Directors               544,000           $2.05          January 27, 1997
    Employees               108,000           $2.05          January 27, 1997
    Employers                35,000           $2.20          January 18, 1997
                           --------

                            687,000
                            =======

ii) 1995 Plan
    Directors               470,000           $2.05          August 3, 2000
                           --------

iii) 1996 Plan
    Directors               260,000           $3.01          April 22, 1999
    Directors               260,000           $3.01          April 22, 2001
    Employers               258,000           $2.15          August 26, 2001
                           --------

                            778,000
                            =======

Total Golden Rule         1,935,000
                          =========


B)  Waddy Lake

i) Old Plan of Waddy
    Directors                53,000           $1.70          December 30, 1997
    Employees                39,750           $2.21          January 20, 1997
    Employees                13,250           $1.70          December 30, 1997
                           --------
                            106,000
                            =======
ii) 1995 Plan of Waddy
    Directors               190,800           $1.96          April 3, 2000
    Former Directors        216,600           $1.96          April 3, 2000
    Employees                40,700           $1.96          April 3, 2000
                           --------

                            448,100
                           ========

Total Waddy Lake            554,100
                           ========

GRAND TOTAL               2,489,100
                          =========

1997 Share Option Plan
----------------------

At the Annual and Special Meeting of the common shareholders of the Registrant (the Shareholders) to be held on March 27, 1997, the Shareholders will be asked to approve an amendment to the 1996 Share Option Plan approved by the Shareholders at the Annual and Special Meeting held on March 29, 1996 (the "1996 Plan") by increasing the number of shares reserved for issuance thereunder from 1,935,626 to 2,639,800. The result of this amendment will be effectively to create a new plan to be known as the 1997 Share Option Plan (the "1997 Plan"). The 1997 plan will be same as the 1996 Plan except for the number of shares reserved for issuance and will, upon receipt of all regulatory and shareholder approvals, including the approval of the Toronto Stock Exchange, replace the 1996 Plan. Shareholders will also be asked to authorize the directors to make any amendments to the 1997 Plan that may be required for the purpose of obtaining the approval of the Toronto Stock Exchange thereto. The 1996 Plan superseded and replaced the share incentive plan of the Registrant which was in place prior to the establishment of the 1996 Plan. The Registrant currently has options outstanding to purchase 1,437,000 common shares granted under the 1996 Plan of the Registrant, 390,000 common shares granted under the 1995 Plan, 243,019 common shares granted under the 1995 Plan of Waddy prior to the acquisition of the minority interest of Waddy, all of which are not subject to further shareholder ratification. Subject to the approval of the shareholders of the 1997 Plan, no further stock options will be issued under the 1996 Plan or the 1995 Plan of the Registrant or be issued under the 1995 Plan of Waddy, but those options will remain in effect until exercised, cancelled or otherwise terminated in accordance with the respective terms of those plans. A total of 4,575,426 common shares of the Registrant will be conditionally reserved for issuance pursuant to options to be granted under the 1997 Plan.

The number of common shares reserved for issuance under outstanding options is 1,955,800 including the 128,800 reserved for the 1995 Plan of Waddy and, accordingly, the maximum number of common shares reserved for issuance will be 4,575,426 representing 17.33% percent of the issued and outstanding common shares of the Registrant as at the date of this filing.

The 1997 Plan will provide that the Board of Directors may from time to time grant options to acquire all or part of the shares subject to the 1997 Plan to any person who is an employee or director of the Registrant or any of its subsidiaries or any other person or corporation engaged to provide ongoing management or consulting services for the Registrant or any of its subsidiaries. The 1997 Plan prohibits the Registrant from providing financial assistance to any optionee in connection with the exercise of options. The term of any option granted under the 1997 Plan will be five years except under special circumstances when the Board may establish a shorter or longer term. In no event will the term of any option exceed 10 years. The 1997 Plan also provides for early termination of outstanding options in the event of death of the optionee or if the optionee ceases to be a director or employee, the subscription price for shares acquired pursuant to options granted under the 1997 Plan will be the weighted average of the trading price per share for the common shares traded on the Toronto Stock Exchange on the last five days before the date of grant of the option.

A majority of the common shares that may be allocated for issued under the 1997 Plan may be issuable to insiders of the Registrant.

If approved, the 1997 Plan will provide that:

     a) the number of common shares reserved for issuance pursuant to all share compensation arrangements (including stock options) granted to insiders will not exceed 10% of the outstanding issue,

     b) the number of common shares that may be issued to insiders pursuant to all share compensation arrangements (including stock options) within a one year period will not exceed 10% of the outstanding issue, and

     c) the number of common shares that may be reserved for issuance to any one insider and such insider's associates pursuant to all share compensation arrangements (including stock options) will not exceed 5% of the outstanding issue and in no event may the number of common shares reserved for issuance to any one person pursuant to a stock option exceed 5% of the outstanding issue.

Item 13  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
         ----------------------------------------------

Except as described elsewhere herein, there have been no material transactions during the last three fiscal years nor are there any proposed material transactions in which a director or officer of the Registrant or any associate of such persons had, or will have, a direct or indirect material interest.

PART II
-------

Item 14  DESCRIPTION OF SECURITIES TO BE REGISTERED
         ------------------------------------------

(a) Capital Stock to be Registered
----------------------------------

The authorized share capital of the Registrant consists of an unlimited number of common shares without nominal or par value, the holder of which is entitled to one vote in respect of each share held at all meetings of the shareholders of the Registrant.

Each holder of the common shares is entitled to share proportionately in dividends that may be paid and upon liquidation of the Registrant. Holders of the common shares are not entitled to preemptive rights on the issuance of additional common shares, and there are no conversion rights, redemption rights, or sinking fund established. All shares issued are fully paid and non-assessable, and no shareholder is liable for further calls or assessment.

The Registrant does not have any preferred shares or other preference security which is authorized or which may be issued.

(b) Debt Securities to be Registered
------------------------------------

Not applicable, inasmuch as there are no debt securities of the Registrant to be registered.

(c) American Depository Receipts to be Registered
-------------------------------------------------

Not applicable, inasmuch as there are no American Depository Receipts of the Registrant to be registered.


(d) Other Securities to be Registered
-------------------------------------

Not applicable, inasmuch as there are no other securities of the Registrant to be registered.

PART III
--------

Item 15  DEFAULTS UPON SENIOR SECURITIES
         --------------------------------

         None

Item 16  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES
         -----------------------------------------------------------------------

There have been no modifications to the constituent instruments defining the rights of the holders of the Common shares. The rights evidenced by the Common Shares have not been materially limited or qualified by the issuance or modification of any other class of securities or debt.

PART IV
-------

Item 17  FINANCIAL STATEMENTS
         --------------------

See the Consolidated Financial Statements listed in Item 19 hereof and filed as part of this Registration Statement.

These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars. Such financial statements contain a discussion of the material variations in the accounting principles, practices and methods used in preparing the financial statements from the principles, practices and methods generally accepted in the United States. For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 1 - "Description of Business", above.

Item 18  FINANCIAL STATEMENTS
         --------------------

(Inapplicable - see Item 17 "Financial Statements" above)

Item 19  FINANCIAL STATEMENTS AND EXHIBITS
         ---------------------------------

(a) Financial Statements
------------------------

Consolidated balance sheets of the Registrant for the years ended September 30, 1996 and 1995, and Consolidated Statement of Operations, Shareholders' Equity and Changes in Financial Position for each of the years in the three year period ended September 30, 1996.

(b) Exhibits
------------

 1.1   Consolidated Financial Statements for the year ended September 30, 1996

SIGNATURES
----------

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED at Calgary, Alberta, this 26 day of March, 1997.


                                            GOLDEN RULE RESOURCES LTD.



                                            By:  /s/  ROBERT J. LEMMON
                                                --------------------------------
                                                Robert J. Lemmon, Treasurer

                                                 Doane Raymond [GRAPHIC OMITTED]

Chartered Accountants
Canadian Member Firm of
Grant Thornton International










































                                                      Golden Rule Resources Ltd.
                                                          Consolidated Financial
                                                                      Statements
                                                              September 30, 1996

Contents









                                                                    Page
                                                                    ----

Auditors' Report                                                       1

Consolidated Balance Sheets                                            2

Consolidated Statements of Operations                                  3

Consolidated Statements of Shareholders' Equity                        4

Consolidated Statements of Changes in Financial Position               5

Notes to the Consolidated Financial Statements                      6-24



Doane Raymond [GRAPHIC OMITTED]

                                                 Doane Raymond [GRAPHIC OMITTED]

Chartered Accountants
Canadian Member Firm of
Grant Thornton International












Auditors' Report


To the Shareholders of
Golden Rule Resources Ltd.



We have audited the consolidated balance sheets of Golden Rule Resources Ltd. as at September 30, 1996 and 1995 and the consolidated statements of operations, shareholders' equity and changes in financial position for each of the years in the three year period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 1996 and 1995 and the results of its operations and the changes in its financial position for each of the years in the three year period ended September 30, 1996 in accordance with generally accepted accounting principles.




Calgary, Alberta                                   /S/ Doane Raymond
December 3, 1996                                   -----------------------------
                                                   Chartered Accountants





Suite 1900, 500 - 4 Avenue S.W.
Calgary, Alberta
T2P 2V6
Tel: (403) 260-2500
Fax: (403) 260-2571                                                           1


-----------------------------------------------------------------------------------------
Golden Rule Resources Ltd.
Consolidated Balance Sheets
September 30                                                1996                 1995
-----------------------------------------------------------------------------------------


                                     ASSETS
CURRENT
  Cash                                                $    5,446,930       $    2,299,936
  Accounts receivable Note 12                                381,320              339,006
  Inventory Note 4                                         3,266,056                 -
                                                     ---------------       --------------

                                                           9,094,306            2,638,942
INVESTMENTS Note 5                                         1,922,049            2,136,133
PRODUCTION PROPERTY AND EQUIPMENT Note 6                  24,612,815           13,873,427
EXPLORATION PROPERTIES Note 7                             15,375,270           13,445,799
OTHER ASSETS Note 8                                          434,381              204,017
                                                      --------------       --------------
                                                      $   51,438,821       $   32,298,318
                                                      ==============       ==============


                                   LIABILITIES
CURRENT
  Accounts payable and accrued liabilities            $    4,041,289       $      554,284
  Current portion of long-term debt Note 9                 2,730,955                 -
                                                      --------------       --------------
                                                           6,772,244              554,284

LONG-TERM DEBT Note 9                                        264,847                 -
DEFERRED INCOME TAXES                                      1,347,400            1,403,400
MINORITY INTEREST                                          6,806,248            4,693,731
                                                      --------------       --------------
                                                          15,190,739            6,651,415
                                                      --------------       --------------


                              SHAREHOLDERS' EQUITY
CAPITAL STOCK Note 11                                     42,097,891           31,435,173
CONTRIBUTED SURPLUS                                          172,594              172,594
DEFICIT                                                   (6,022,403)          (5,960,864)
                                                      --------------       --------------
                                                          36,248,082           25,646,903
                                                      --------------       --------------
                                                      $   51,438,821       $   32,298,318
                                                      ===============      ===============
------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------


Approved on behalf of the Board


                               Director                              Director
-----------------------------            --------------------------

                              See accompanying notes to the financial statements.
------------------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                                2




-------------------------------------------------------------------------------------------------------------
Golden Rule Resources Ltd.
Consolidated Statements of Operations
Years Ended September 30                                 1996                  1995                 1994
-------------------------------------------------------------------------------------------------------------

REVENUE
  Interest                                           $    260,968          $    234,433          $    282,006
  Recovery of indirect costs and other                    116,280               105,196               107,215
                                                     ------------          ------------          ------------

                                                          377,248               339,629               389,221
                                                     ------------          ------------          ------------

EXPENSES
  General and administrative                              983,228               671,978               539,193
  Amortization and depreciation                            29,294                25,700                37,900
                                                     ------------          ------------          ------------

                                                        1,012,522               697,678               577,093
                                                     ------------          ------------          ------------

LOSS FROM OPERATIONS                                     (635,274)             (358,049)             (187,872)
                                                     ------------          ------------          ------------

OTHER
  Gain on disposal of investments                         750,529                84,959               458,097
  Abandonments and write-down of
    exploration properties                             (1,345,895)             (757,637)           (1,133,418)
                                                     ------------          ------------          ------------

                                                         (595,366)             (672,678)             (675,321)
                                                     ------------          ------------          ------------

LOSS BEFORE INCOME TAXES                               (1,230,640)           (1,030,727)             (863,193)

INCOME TAXES Note 13                                     (478,000)              257,536               122,200
                                                     ------------          ------------          ------------

LOSS BEFORE THE UNDERNOTED                             (1,708,640)             (773,191)             (740,993)

  Gain on reduction of interest in
    affiliates and subsidiaries                           807,386               101,515                39,220
  Equity in income (loss) of investees                     36,769              (124,335)               53,049
  Minority interests                                      802,946               221,491               664,708
                                                     ------------          ------------          ------------

NET (LOSS) EARNINGS                                  $    (61,539)         $   (574,520)         $     15,984
                                                     ============          ============          ============

(LOSS) EARNINGS PER SHARE                            $     (0.003)         $      (0.04)         $       0.00
                                                     ============          ============          ============

Weighted average number of shares outstanding          20,503,474            15,555,457            14,061,486
                                                     ============          ============          ============





               See accompanying notes to the financial statements.

-------------------------------------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                                                             3



-----------------------------------------------------------------------------------------------------------------------
Golden Rule Resources Ltd.
Consolidated Statements of Shareholders' Equity
Years Ended September 30
-----------------------------------------------------------------------------------------------------------------------
                                                                                                           Retained
                                                       Common Shares                  Contributed          Earnings
                                                  Number            Amount              Surplus            (Deficit)
                                                  ------            ------              -------            ---------
                                                                   (Note 10)

Balance, September 30, 1993                    11,543,477         $19,696,154         $   172,594         $(5,402,328)

Shares issued for cash:
  Exercise of stock options
  net of issue expenses of
  $2,080                                        1,028,647             659,178                --                  --

  Private placements net of
  issue expenses of $458,596                    2,800,000           5,270,904                --                  --

  Exercise of warrants net of
  issue expenses of $12,178                       183,333             222,645                --                  --

Net earnings                                         --                  --                  --                15,984
                                              -----------         -----------         -----------         -----------

Balance, September 30, 1994                    15,555,457          25,848,881             172,594          (5,386,344)

Shares issued for shares of
Waddy Lake Resources Inc.
net of issue expenses of
$94,339 (Note 3)                                3,762,007           5,586,292                --                  --

Net loss                                             --                  --                  --              (574,520)
                                              -----------         -----------         -----------         -----------

Balance, September 30, 1995                    19,317,464          31,435,173             172,594          (5,960,864)

Shares issued for cash
  Pursuant to a public offering
  (net of expenses of issue
  of $559,459)                                  4,218,000           9,563,741                --                  --

  Exercise of stock options
  and warrants                                    565,117             668,977                --                  --

Shares issued for properties                      200,000             430,000                --                  --

Net loss                                             --                  --                  --               (61,539)
                                              -----------         -----------         -----------         -----------

Balance, September 30, 1996                    24,300,581         $42,097,891         $   172,594         $(6,022,403)
                                              ===========         ===========         ===========         ===========


               See accompanying notes to the financial statements.

----------------------------------------------------------------------------------------------------------------------
Doane Raymond [GRAPHIC OMITTED]                                                                                      4


--------------------------------------------------------------------------------------------------------
Golden Rule Resources Ltd.
Consolidated Statements of Changes in Financial Position
Years Ended September 30                                 1996                1995             1994
--------------------------------------------------------------------------------------------------------

FINANCIAL RESOURCES WERE PROVIDED BY:

OPERATING ACTIVITIES
  Cash from operations
    Net (loss) earnings                              $    (61,539)      $   (574,520)      $     15,984
    Items not involving cash Note 15                     (544,441)           205,907           (165,956)
                                                     ------------       ------------       ------------

                                                         (605,980)          (368,613)          (149,972)
  Net change in non-cash operating
    working capital Note 16                            (3,862,654)           702,782           (577,948)
                                                     ------------       ------------       ------------

                                                       (4,468,634)           334,169           (727,920)
                                                     ------------       ------------       ------------
FINANCING ACTIVITIES
  Issue of shares for cash                              9,794,718               --            6,152,727
  Issue of shares by subsidiaries to
    minority shareholders                               2,094,632            882,750            224,587
  Issue of shares to acquire minority
    interest in Waddy Lake                                   --            5,586,292               --
  Issue of shares for properties                          430,000               --                 --
  Long-term debt                                        2,995,802               --                 --
  Non-operating accounts payable                        4,041,289               --                 --
                                                     ------------       ------------       ------------

                                                       19,356,441          6,469,042          6,377,314
                                                     ------------       ------------       ------------
INVESTING ACTIVITIES
  Option payments and other recoveries                     64,000             15,000             24,000
  Proceeds on disposal of investments                   2,806,709          1,541,106          1,301,081
  Repayment of advances                                      --              688,197               --
                                                     ------------       ------------       ------------

                                                        2,870,709          2,244,303          1,325,081
                                                     ------------       ------------       ------------
FINANCIAL RESOURCES GENERATED FROM
 OPERATING, FINANCING AND INVESTING
 ACTIVITIES                                            17,758,516          9,047,514          6,974,475
                                                     ------------       ------------       ------------

FINANCIAL RESOURCES WERE USED IN:

INVESTING ACTIVITIES
  Acquisition of minority interest in
    Waddy Lake Note 3                                        --            5,810,637               --
  Exploration property additions                        3,339,366          2,165,128          1,349,346
  Production property and equipment additions          10,235,388          1,417,823          4,426,144
  Reclamation deposit                                     504,000               --                 --
  Investments and advances                                177,110            889,483             11,614
  Other asset additions                                   355,658              1,838               --
                                                     ------------       ------------       ------------

                                                       14,611,522         10,284,909          5,787,104
                                                     ------------       ------------       ------------

INCREASE (DECREASE) IN CASH                             3,146,994         (1,237,395)         1,187,371
CASH, beginning of year                                 2,299,936          3,537,331          2,349,960
                                                     ------------       ------------       ------------

CASH, end of year                                    $  5,446,930       $  2,299,936       $  3,537,331
                                                     ============       ============       ============


               See accompanying notes to the financial statements

---------------------------------------------------------------------------------------------------------
Doane Raymond   [GRAPHIC OMITTED]                                                                       5

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS

     Golden Rule Resources Ltd. is engaged in the business of mineral exploration and development. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received significant revenue from mining operations and is considered to be in the development stage.

     Mineral properties, including exploration and production properties, are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable operations.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, and comply in all material respects with GAAP in the United States, except as disclosed in Note 17.

     Principles of Consolidation

     The consolidated financial statements include the accounts of the Company, and the following subsidiary companies:

                                                       1996          1995
                                                       ----          ----

     Golden Rule Resources Inc.                         100%          100%
     GR Capital Corporation                             100%          100%
     Manson Creek Resources Ltd.                         35%           46%
     Northern Abitibi Mining Corp.                       39%           42%
     Hixon Gold Resources Inc.                           46%           63%
     Waddy Lake Resources Inc.                          100%          100%

     The accounts of subsidiary corporations in which the Company holds less than a controlling interest but has the ability to exercise options and warrants to achieve control or which are effectively controlled through common officers and directors are included in these consolidated financial statements.

     Acquisition of interests in subsidiary corporations are accounted for by the purchase method. The excess or deficiency of consideration paid for shares of the subsidiary corporations over the book value of their assets, at the dates of acquisition, is allocated to mineral properties and is subject to the accounting policy stated in Note 2.


--------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                                6

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Inventories

     Production inventories, comprised of ore and gold in process, and mine operating supplies are valued at the lower of average cost and net realizable value.

     Mineral Properties and Equipment

     Costs capitalized

     All costs relating to the exploration and development of mineral properties are capitalized on an area of interest basis. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds from any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. When an area of interest is abandoned, the related accumulated costs are charged to operations.

     When an area of interest is determined to be economically viable and pre-production activities have commenced, costs associated with that area of interest are transferred to production properties and all development costs, related financing costs, and initial start-up operations are capitalized until a commercial production level is deemed to have been reached.

     Annually, a review is undertaken to evaluate the carrying value of the production properties. If it is determined that the net recoverable amount, on an undiscounted basis, is significantly less than carrying value, a write-down to the net recoverable amount is made with a charge to earnings.

     The amounts shown for exploration properties represent costs, net of recoveries, abandonments and write-downs, to date and do not reflect present or future values.

     Depletion and depreciation

     Depletion of production property costs and depreciation of production plant and equipment costs, net of salvage value, are provided for on the unit-of-production basis once commercial production is achieved.

     Equipment

     Equipment is recorded at cost. Depreciation is provided on a declining balance basis at annual rates of 20% - 30%.

     Flow-Through Common Shares

     The Company credits the full amount of the proceeds of flow-through shares, (which transfer the deductibility of exploration expenses to the investor), including the premium paid for such tax deductions, to capital stock.


--------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                                7

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Joint Interests

     Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

     Investments

     Investments in corporations in which the Company is able to exercise significant influence are accounted for by the equity method. Portfolio investments are carried at cost, less provision for declines in value that are considered to be other than temporary.

     Translation of Foreign Currencies

     Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end rates of exchange. Revenues and expenses are translated at exchange rates prevailing on the dates on which such items are recognized in earnings. Gains and losses arising from the restatement of foreign currency monetary assets and liabilities at each period end are included in earnings, except for those gains and losses relating to long-term debt. Gains and losses relating to long-term debt are deferred and amortized on a straight-line basis over the remaining term of the debt.

     Hedging Transactions

     To manage its exposure to fluctuations in the market price of gold and to establish minimum prices for its future production, the Company enters into gold hedging contracts. Gains and losses on these contracts will not be recognized in income until reflected in sales revenue when the related production is delivered.

     Cash

     Cash is defined as cash and cash equivalents (including term deposits, government securities and commercial and financial paper) having an original maturity of three months or less.


3.   BUSINESS COMBINATION

     On September 26, 1995, the shareholders of the Company and the shareholders of Waddy Lake Resources Inc. (Waddy Lake), (a 54% held subsidiary of the
     Company), approved a Plan of Arrangement subject to final regulatory approval which was received October 12, 1995. Under the Plan of Arrangement the Company acquired the minority interest in Waddy Lake through a share for share exchange. Waddy Lake shareholders received 0.53 common shares of the Company for each Waddy Lake share resulting in the Company issuing 3,762,007 common shares at a deemed price of $1.51 per share for total consideration of $5,680,631. The purchase of the remaining interest in Waddy Lake was accounted for using the purchase method of accounting. Net assets acquired were as follows:

--------------------------------------------------------------------------------
Doane Raymond [GRAPHIC OMITTED]                                                8

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------

3.   BUSINESS COMBINATION (Continued)

            Production property                             $   4,086,892
            Increase to fair market value                       3,600,294
                                                            -------------
                                                                7,687,186

            Mineral properties                                     66,289
            Working capital deficiency                           (113,638)
            Long-term debt                                     (1,829,200)
                                                            -------------
                                                            $   5,810,637
                                                            =============



            Consideration
              Issue of common shares                        $   5,680,631
              Cash - expenses related to acquisition              130,006
                                                            -------------
                                                            $   5,810,637
                                                            =============



     The effect on the consolidated financial statements with respect to the acquisition of the 45.73% minority interest in Waddy Lake was to increase share capital by $5,586,292 (after deducting issue expenses of $94,339), decrease minority interest by $2,210,343 and to increase production property by $3,600,294.

     Had the acquisition occurred at the beginning of the 1995 fiscal year, net loss for the year would have been $572,151 and loss per share $0.04.


4.   INVENTORY                                 1996               1995
                                           -------------       -----------

     Production inventories               $   3,029,360        $        -
     Materials and supplies                     236,696                 -
                                          -------------        -----------
                                          $   3,266,056        $        -
                                          =============        ===========


--------------------------------------------------------------------------------

[GRAPHIC OMITTED]                                                             9

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------



5.   INVESTMENTS                                                               1996                   1995
                                                                         ----------------        ---------------
                                                                            Carrying                Carrying
                                                                              Value                  Value
                                                                         ----------------        ---------------

      Portfolio investments (market value $1,127,616;
        1995 - $1,322,709)                                               $        622,893        $        873,746

      Equity investments:
        Stade Exploration Inc. (28.58%; 1995 - 28.58%)
          (market value $1,035,276; 1995 - $1,552,914)                          1,299,156               1,262,387
                                                                         ----------------        ----------------
                                                                         $      1,922,049        $      2,136,133
                                                                         ================        ================


6.   PRODUCTION PROPERTY AND
      EQUIPMENT                                         1996                   1995                    1994
                                                  ----------------       ----------------        ----------------

      Production property

        Balance, beginning of year                $     12,199,594       $      7,364,726        $      3,450,352
        Costs incurred                                   6,592,101              1,234,574               3,914,374
        Preproduction operating costs                    1,961,791                   -                       -
        Acquisition of minority interest
          in Waddy Lake Resources Inc.
          - fair market value increment                       -                 3,600,294                    -
                                                  ----------------       ----------------         ---------------
        Balance, end of year                            20,753,486             12,199,594               7,364,726
                                                  ----------------       ----------------         ---------------

      Production equipment

        Balance, beginning of year                       1,673,833              1,490,585                 978,815
        Costs incurred                                   1,681,496                183,248                 511,770
                                                  ----------------       ----------------        ----------------
        Balance, end of year                             3,355,329              1,673,833               1,490,585
                                                  ----------------       ----------------        ----------------
      Reclamation deposit                                  504,000                   -                       -
                                                  ----------------       ----------------        ----------------
                                                  $     24,612,815       $     13,873,427        $      8,855,311
                                                  ================       ================        ================


     No provision for depletion and depreciation of production property and equipment has been recorded as the property has not attained commercial production.

--------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                               10

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------

6.   PRODUCTION PROPERTY AND EQUIPMENT (Continued)

     Future reclamation costs are estimated, based upon current costs, regulations and industry practices, to be approximately $504,000. In accordance with provincial regulations, the Company has established an irrevocable letter of credit, in favor of the Province of Saskatchewan for this amount. The letter of credit is secured by a term deposit which is included in production property costs.

     Expected recoveries on reclamation are estimated to exceed all such future estimated costs.


7.    EXPLORATION PROPERTIES                          1996                  1995                 1994
                                                  --------------       --------------        --------------

      Mineral Claims

        Balance, beginning of year                $    2,761,938       $    1,941,910        $    1,486,515
          Costs incurred                                 784,423            1,003,012               870,183
          Abandonments and write-downs                  (652,611)            (182,984)             (414,788)
                                                  --------------       --------------        --------------
        Balance, end of year                           2,893,750            2,761,938             1,941,910
                                                  --------------       --------------        --------------

      Exploration and Development Expenditures

        Balance, beginning of year                    10,683,861           10,141,731             9,972,160
          Costs incurred                               2,554,943            1,131,783               912,201
          Abandonments and write-downs                  (693,284)            (574,653)             (718,630)
          Options and other recoveries                   (64,000)             (15,000)              (24,000)
                                                  --------------       --------------       ---------------
        Balance end of year                           12,481,520           10,683,861            10,141,731
                                                  --------------       --------------        --------------
                                                  $   15,375,270       $   13,445,799        $   12,083,641
                                                  ==============       ==============        ==============

     Included in mineral properties are Venezuelan properties, with a carrying value of $1,295,000, held by the Company's subsidiary, Manson Creek Resources Ltd., (Manson Creek). As a result of political and economic instability in Venezuela and the uncertainty surrounding the future of mineral concessions held by Manson Creek, the value of Venezuelan mineral properties may differ significantly from their carrying value. Management believes that the ultimate value could fall anywhere in the range of $1 to the current carrying value of $1,295,000 depending upon the outcome of events in Venezuela. The effect on earnings of the maximum write-down to mineral properties, assuming that the Company's interest in Manson Creek remains at 35%, would be a reduction of earnings before income taxes of $453,250.

--------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                               11

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------

8.   OTHER ASSETS                                    1996                1995
                                                   ---------          ----------

     Equipment                                     $ 405,951          $ 395,414
     Accumulated depreciation                       (324,371)          (295,077)
                                                   ---------          ---------


                                                      81,580            100,337

      Long-term debt issue costs                     122,873               --
      Other                                          229,928            103,680
                                                   ---------          ---------
                                                   $ 434,381          $ 204,017
                                                   =========          =========

     Costs associated with establishing the credit facility (see Note 9) are deferred, net of the deferred tax benefit, and are amortized over the term of the credit facility.


9.   LONG-TERM DEBT                                     1996           1995
                                                     ----------    -----------

$US Loan, repayable in 21 consecutive monthly
  payments commencing October, 1996, due
  December 31, 1998                                  $2,995,802    $        --

Less current portion                                  2,730,955             --
                                                      ---------    -----------

                                                     $  264,847    $        --
                                                     ==========    ===========

     Pursuant to a Credit Facility Agreement dated April 21, 1996, the Company was granted a loan facility in the amount of US $5 million, or gold equivalent, comprised of US $4 million to be utilized to partially fund the pre-production capital requirements of the Komis property, and US $1 million to be utilized to fund cost overruns, followed by general operating requirements. The Facility is secured by a first charge on the Komis property and substantially all Canadian assets of the Company as well as an assignment of all hedging contracts. Security for the loan reverts to the Komis mine assets when mine operating performance demonstrates that it has achieved the operating and cost standards outlined in the mine development plan. Further, the Company will be required to deposit US $1 million, or gold equivalent, in an account effective the date of completion of the Komis project, and retain this account balance for the duration of the loan.

     On loans denominated in US dollars, the facility bears interest at the LIBOR rate plus 3.5% per annum to the completion date of the Komis mine development, and LIBOR rate plus 2.75% per annum thereafter. The effective interest rate at September 30, 1996 was 8.9375%.

--------------------------------------------------------------------------------

Doane Raymond   [GRAPHIC OMITTED]                                             12

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------

9.   LONG-TERM DEBT (Continued)

     In the event that, at the Company's option, the loan is converted to a gold loan, the Facility will bear interest at the LIBOR rate, less the gold base rate at the commencement of the interest period, plus 3.5% per annum to the completion date of the Komis mine development; and LIBOR rate, less the gold base rate at the commencement of the interest period, plus 2.75% per annum thereafter.

     A commitment fee of 1% per annum calculated on the undrawn portion of the Facility is payable by the Company. In addition the Company has committed to reimburse the lender for all withholding taxes paid on the lender's behalf which are equal to 15% of the interest payments.


10.  HEDGING

     The following represents the Company's hedging programs as at September 30, 1996:

                                            1997           1998          1999
                                            ----           ----          ----
     Sale/Purchase of Options

     Call options sold (ounces)           23,700         36,300         8,400
     Canadian dollar price                  $586           $586          $586

     Put options purchased (ounces)       23,700         36,300         8,400
     Canadian dollar price                  $525           $525          $525

     In addition to the above, the Company has entered into Canadian dollar forward sale contracts to sell 9,600 ounces of gold, for delivery on various dates to January, 1997, at an average price of $542 per ounce.

     The credit facility described in note 9 requires the Company to maintain sufficient gold hedges to cover the Komis Mine's operating costs for an ongoing period of approximately three years.

11.  CAPITAL STOCK

     a) Authorized

          Unlimited number of common shares without nominal or par value

--------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                               13

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------

11.  CAPITAL STOCK (Continued)

     b) Outstanding Options and Warrants

          i)   Stock Options

               Under stock option plans, 10% of the outstanding common shares of the Company are, from time to time, reserved for issuance to eligible participants. At September 30, 1996, options for 2,489,100 shares (1995 - 1,959,550 shares) were outstanding with exercise prices ranging from $1.70 per share to $3.01 per share (weighted average price being $2.24 per share) and expiration dates at various times to August 26, 2001. The exercise price of options granted under the plans is equal to the fair value of the shares at the date of issuance.

          ii)  Warrants

               At September 30, 1996, 550,000 share purchase warrants were outstanding of which 350,000, issued in conjunction with the credit facility (Note 9) are exercisable at a price of $2.85 per share, expiring December 31, 1998 and; 200,000 relating to a property acquisition are exercisable at a price of $2.20 per share expiring September 20, 2001.

               During the year, 316,667 warrants outstanding at September 30, 1995, relating to a fiscal agency agreement, were exercised at a price of $1.28 per share.


12.  RELATED PARTY TRANSACTIONS

     a) Corporations in which certain of the Company's officers or directors are shareholders have provided services, at usual professional rates, as outlined below.

                                                     1996               1995                1994
                                                  -----------       ------------        ------------

          Geological and exploration              $   161,000       $    163,000        $    214,000
          Direct administrative                       130,000             92,000              50,000
                                                  -----------       ------------        ------------
                                                  $   291,000       $    255,000        $    264,000
                                                  ===========       ============        ============

     b) Included in accounts receivable is $68,680 (1995 - $80,779) due from companies related by virtue of common management and/or directors.

--------------------------------------------------------------------------------

Doane Ryamond [GRAPHIC OMITTED]                                               14

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------

13.  INCOME TAXES

     a) The provision for income tax (expense) recovery differs from the result which would be obtained by applying the combined Canadian Federal and Provincial income tax rate of approximately 44.6% (1995 - 44.6%; 1994 - 44.6%) to loss before income taxes. The difference results from the following:

                                                    1996                1995                1994
                                                ------------       -------------       -------------

          Computed expected tax recovery        $    549,000       $    460,000        $     385,000

          Increase in taxes resulting
          from the following:
            Losses of subsidiaries for which
              no tax benefit is recorded            (682,000)           (35,000)            (165,000)
            Adjustments and other                   (345,000)          (167,464)             (97,800)
                                                ------------       ------------        -------------

          Income tax (expense) recovery         $   (478,000)      $    257,536        $     122,200
                                                ============       ============        =============


     b) The Company's subsidiaries have accumulated losses for Canadian income tax purposes of approximately $2,843,000 and losses for United States income tax purposes of approximately $522,000, the related benefits of which have not been recognized in the financial statements. Unless sufficient taxable income is earned by the subsidiaries in future years these losses will expire at various dates to the year 2003 and 2011 for Canadian and United States purposes respectively.

     c) The Company and its subsidiaries have available the following amounts which may be deducted, at the annual rates indicated below, in determining taxable income of future years.


                                                       1996               1995                1994             Rate
                                                 --------------     ---------------     ---------------        ----

          Canadian exploration expense          $    18,635,000     $    11,024,000     $     8,940,000        100%
          Canadian development expense                2,598,000           2,286,000           1,368,000         30%
          Canadian oil and gas property
           expense                                        6,000               6,000               7,000         10%
          Foreign exploration and
            development expense                       1,460,000             461,000             340,000         10%
          Undepreciated capital cost                  2,148,000             801,000             596,000     10-100%
          Share issue costs                           1,175,000             351,000             131,000         20%
                                                 --------------     ---------------     ---------------

                                                 $   26,022,000     $    14,929,000     $    11,382,000
                                                 ==============     ===============     ===============

--------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                               15

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------

14.   SEGMENTED INFORMATION

     a)   Identifiable assets by significant geographic segment are as follows:

                                             1996                1995
                                        -------------        -------------

              Canada                    $  48,249,349        $  30,181,754
              South America                 1,313,193            1,292,694
              United States                   498,263              425,516
              Mexico                          425,095              296,572
              Africa                          952,921              101,782
                                        -------------        -------------
                                        $  51,438,821        $  32,298,318
                                        =============        =============


     b) Segmented loss before income taxes by significant geographic segment is as follows:

                                                            1996                     1995                     1994
                                                        ------------             ------------             ------------
          Loss from operations
           Canada                                       $  (635,274)             $  (358,049)             $  (187,872)
           South America                                       --                       --                       --
           United States                                       --                       --                       --
                                                        -----------              -----------              -----------
                                                           (635,274)                (358,049)                (187,872)
                                                        -----------              -----------              -----------

         Gain on disposal of investment
          Canada                                        $   750,529              $    84,959              $   458,097
          South America                                        --                       --                       --
          United States                                        --                       --                       --
                                                        -----------              -----------              -----------
                                                            750,529                   84,959                  458,097
                                                        -----------              -----------

          Abandonments and write-down of
          exploration properties
           Canada                                        (1,273,924)                (267,916)              (1,133,418)
           South America                                    (71,971)                (457,637)                    --
           United States                                       --                    (32,084)                    --
                                                        -----------              -----------              -----------
                                                         (1,345,895)                (757,637)              (1,133,418)
                                                        -----------              -----------

         Loss before income taxes
          Canada                                         (1,158,669)                (541,006)                (863,193)
          South America                                     (71,971)                (457,637)                    --
          United States                                        --                    (32,084)                    --
                                                        -----------              -----------              -----------

                                                        $(1,230,640)             $(1,030,727)             $  (863,193)
                                                        ===========              ===========              ===========

     Revenue is wholly attributable to Canadian operations in 1996, 1995 and 1994.

--------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                               16

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------


15.   NON-CASH OPERATING ITEMS                               1996                    1995                    1994
                                                         ------------            ------------            ------------

      Operating items not involving cash are:

      Minority interest                                  $  (802,946)            $  (221,491)            $  (664,708)
      Equity in (income) loss of investees                   (36,769)                124,335                 (53,049)
      Deferred income taxes                                  478,000                (293,800)               (122,200)
      Amortization and depreciation                           29,294                  25,700                  37,900
      Abandonments and write-downs                         1,345,895                 757,637               1,133,418
      Gain on disposal of investments                       (750,529)                (84,959)               (458,097)
      Gain on reduction of interest in
      affiliates and subsidiaries                           (807,386)               (101,515)                (39,220)
                                                         -----------             -----------             -----------
                                                         $  (544,441)            $   205,907             $  (165,956)
                                                         ===========             ===========             ===========

16.   NET CHANGE IN NON-CASH OPERATING
        WORKING CAPITAL                     1996                1995                1994
                                       --------------       ------------        -------------

      Accounts receivable              $      (42,314)      $    322,002        $    (473,394)
      Accounts payable                       (554,284)           380,780             (104,554)
      Inventory                            (3,266,056)              -                    -
                                       --------------       ------------        -------------


                                       $   (3,862,654)      $    702,782        $    (577,948)
                                       ==============       ============        =============

17.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND UNITED STATES

     The Company follows Canadian generally accepted accounting principles ("GAAP") which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commissions, as described below:

     a)   Income (loss) from operations

          Under Canadian GAAP interest income is included in the determination of income (loss) from operations. Under US GAAP interest income is excluded from "income from operations" and is categorized as "other" in the consolidated statement of operations.

          In addition, under US GAAP the following items are included in the determination of income (loss) from operations:

          - costs related to the acquisition, exploration and development of mineral properties which have not led to the identification of a commercially feasible property are expensed in the year incurred.

          - carrying costs related to the Jolu Mill are expensed in the year incurred.

--------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                               17

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------

17. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND UNITED STATES (Continued)

     b)   Acquisition of additional interest in subsidiaries

          The Company has determined that its current policy with respect to the acquisition of interest in subsidiary companies and the allocation of costs under the purchase method as set out in Note 2(a) does not differ materially from US GAAP as set out in A.P.B. 16.

     c)   Deferred exploration costs

          Under Canadian GAAP the costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis and charged against income through unit-of-production depletion, when properties are developed to the stage of commercial production. Costs related to abandoned properties, and costs related to properties which the Company has assessed, based on the price of gold and general economic and market conditions, as not viable, are charged to other expenses in the year in which such determination is made.

          Under US GAAP the costs relating to the exploration of mineral properties as defined above, which have not led to the identification of a commercially feasible property, are expensed in the year incurred and are charged to income (loss) from operations. As a result, all costs associated with the exploration properties described in Note 7 have been written off for US GAAP purposes. The deferred exploration costs under US GAAP as set out in the table below relate solely to the Komis deposit.

     d)   Jolu Mill carrying costs

          Under US GAAP the carrying costs related to the Jolu Mill would be expensed in the year incurred, while under Canadian GAAP these costs have been capitalized to the carrying value of the mill.

     e)   Long-term debt

          Foreign currency exchange gains and losses from translation of long-term debt are deferred and amortized over the period to maturity under Canadian GAAP. United States accounting principles require that such amounts be charged to earnings in the year in which they are incurred. The Company has determined that the effect on earnings for the year ended September 30, 1996 is immaterial.

--------------------------------------------------------------------------------

Doane Ryamond [GRAPHIC OMITTED]                                               18

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------


17. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND UNITED STATES (Continued)

     f)   Fair value of financial instruments

          U.S. GAAP requires the disclosure of the fair value of financial instruments as described below. Such fair value estimates are made on the dates indicated based on relevant market information and the nature and terms of the financial instruments. Although management is not aware of any factors which would affect the estimated fair value amount significantly, such amounts have not been comprehensively re-valued for purposes of these financial disclosures subsequent to the balance sheet dates and estimates of fair value at dates subsequent to September 30, 1996 and 1995 may differ significantly from the amounts presented.

          Fair  value  approximates  the  amounts  reflected  in  the  financial
          statements  for  cash  and  cash  equivalents,   accounts  receivable,
          accounts payable and long-term debt.

     g)   Segmented information

          Geographical segmented information is presented in the financial statements. This information is not required in order to conform with U.S. GAAP.

     h)   Non-cash financing and investing activities

          Under Canadian GAAP, activities that do not affect cash are included in the determination of financing and investing activities in the statement of changes in financial position. U.S. GAAP requires the exclusion of activities that do not affect cash from the determination of financing and investing activities. Under U.S. GAAP, the issue of shares for mineral properties amounting to $930,000 (1995 - $nil; 1994
          - $nil) would be excluded from the statement of cash.

          Under U.S. GAAP, the purchase of the minority interest in Waddy Lake in 1995 by way of issuance of common shares in the amount of $5,586,292 would not be a use and source of cash, respectively.

     i)   Gain on reduction of interest in subsidiaries and affiliates

          Under Canadian GAAP, an investor should include in income any dilution gains or losses resulting from the issue of shares by a subsidiary or equity investee. It is the position of the Securities and Exchange Commission in the U.S. that gain recognition is not appropriate in the case of subsidiaries and equity investees that are in the development stage. The subsidiaries and equity investees of Golden Rule are engaged in the acquisition and development of mineral properties and are considered to be in the development stage, therefore, changes in the Company's proportionate shares of the subsidiaries and equity investees resulting from the issuance of shares should be accounted for as an equity transaction under U.S. rules. Any write-down from a permanent impairment in value of the investment in the subsidiaries and equity investees would be charged firstly to shareholder's equity in the amount of any previous related credits and then to earnings.

--------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                               19

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------

17. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND UNITED STATES (Continued)

     The following dilution gains and losses were incurred in the years noted. The transactions giving rise to the gains and losses are described in detail below:


                                                  1996               1995               1994
                                              ------------       -----------        ------------
     Subsidiaries
        Northern Abitibi Mining Corp.         $     (8,942)      $    46,848        $    (2,368)
        Hixon Gold Resources Inc.                  459,324            56,472             17,471
        Manson Creek Resources Ltd.                357,004             2,837             35,635
        Waddy Lake Resources Inc.                     -              (12,777)           (44,189)
                                              ------------       -----------        -----------
                                                   807,386            93,380              6,549
                                              ------------       -----------        -----------
     Equity investments
        Stade Exploration Inc.                        -                8,135             15,305
        Eastfield Resources Inc.                      -                 -                17,366
                                              ------------        ----------       ------------
                                                      -                8,135             32,671
                                              ------------        ----------       ------------
                                              $    807,386        $  101,515       $     39,220
                                              ============        ==========       ============


     Northern Abitibi Mining Corp.

     In 1996, the Company recorded a loss of $8,942 when Northern Abitibi issued 1,250,000 shares pursuant to a private placement for total consideration of $250,000 where the price per share was less than the average carrying value per share of the Company's interest in Northern Abitibi. The Company's interest was reduced to 38.9% from 41.7%.

     In 1995, the Company recorded a gain of $46,848 when Northern Abitibi issued 1,502,000 shares pursuant to an agreement to acquire mineral properties for total consideration of $445,084 where the price per share exceeded the average carrying value per share of the Company's interest in Northern Abitibi. The Company's interest was reduced to 41.7% from 45.7%.

     In 1994, the Company recorded a total loss of $2,368 when Northern Abitibi issued 300,000 shares on the exercise of stock options and 150,000 shares pursuant to an agreement to acquire mineral properties for total consideration of $105,533. In each case the price per share received by Northern Abitibi was less than the average carrying value per share of the Company's interest in Northern Abitibi. The Company's interest was reduced to 71.5% from 75.3%.

     Hixon Gold Resources Inc.

     In  1996,  the  Company  recorded  a gain of  $459,324  when  Hixon  issued
     2,220,000 shares pursuant to four private placements, 1,186,666 shares pursuant to the exercise of warrants, 112,000 shares pursuant to the exercise of stock options and 200,000 shares pursuant to agreements to acquire mineral properties for total consideration of $1,025,460. The Company's interest in Hixon was reduced to 45.8% from 64.7%.

--------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                               20

-------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------

17. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND UNITED STATES (Continued)

     Hixon Gold Resources Inc. (continued)

     In 1995, the Company recorded a gain of $56,472 when Hixon issued 666,666 shares pursuant to a private placement for total consideration of $98,128. The Company's interest in Hixon was reduced to 64.7% from 71.3%.

     In 1994, the Company recorded a gain of $17,471 when Hixon issued 198,000 shares pursuant to the exercise of stock options for total proceeds of $31,680. The Company's interest in Hixon was reduced to 71.3% from 73.5%.

     In the transactions described for 1996, 1995 and 1994, the price per share received by Hixon exceeded the average carrying value per share of the Company's interest in Hixon.

     Manson Creek Resources Ltd.

     In 1996, the Company recorded a gain of $357,004 when Manson Creek issued 2,200,000 shares pursuant to two private placements and 1,315,000 shares pursuant to the exercise of stock options for total consideration of $2,295,649. The Company's interest was reduced to 34.9% from 46.0%.

     In 1995, the Company recorded a gain of $2,837 when Manson Creek issued 338,000 shares pursuant to an agreement to acquire mineral properties for total consideration of $141,160. The Company's interest was reduced to 46.0% from 47.5%.

     In 1994, the Company recorded a gain of $35,635 when Manson Creek issued 250,000 shares pursuant to an agreement to acquire a mineral property for total consideration of $200,000. The Company's interest was reduced to 47.5% from 48.6%.

     In the transactions described for 1996, 1995 and 1994 the price per share received by Manson exceeded the average carrying value per share of the Company's interest in Manson.

     Waddy Lake Resources Ltd.

     In 1995, the Company incurred a loss of $12,777 when Waddy Lake issued 105,000 shares on the exercise of stock options for total proceeds of $23,100. In 1994, the Company incurred a loss of $44,189 when Waddy Lake issued 545,000 shares on the exercise of stock options for total proceeds of $147,792. In each case the price per share received by Waddy Lake was less than the average carrying value per share of the Company's interest in Waddy Lake. In 1995, the Company's interest was reduced from 55% to 54%. In 1994, the Company's interest, after accounting for the acquisition of an additional 1.65% interest, was reduced from 57% to 55%.

     Equity investments

     The net gain of $8,135 in 1995 and $32,671 in 1994 incurred on the transactions by Eastfield and Stade resulted from the exercise of stock options or from private placements with outside interests.

--------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                               21

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------

17. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND UNITED STATES (Continued)

     The effect of the above differences on the Company's financial statements are set out below:

Consolidated Balance Sheet
--------------------------
                                                    1996                                         1995
                                   -------------------------------------         -----------------------------------

                                     Canadian                 U.S.                 Canadian                 U.S.
                                       GAAP                   GAAP                   GAAP                   GAAP
                                   ------------           ------------           ------------           ------------

Exploration properties             $ 15,375,000           $       --             $ 13,445,799           $       --

Production property and
  equipment                          24,612,815             23,625,248             13,873,427             12,976,665

Deferred income taxes                 1,347,400                296,400              1,403,400                976,400

Minority interest                     6,806,248              2,342,422              4,693,731              1,024,082

Deficit                              (6,022,403)           (16,870,414)            (5,960,864)           (16,206,776)


Consolidated Statement of Operations                           1996                   1995                   1994
------------------------------------                       ------------           ------------           ------------


Loss from operations under Canadian GAAP                   $  (635,274)           $  (358,049)           $  (187,872)

Interest income                                               (260,968)              (234,433)              (282,006)
Exploration expenses                                        (3,260,674)            (2,578,375)            (1,929,915)
Carrying charges Jolu Mill                                    (115,135)              (113,153)              (116,895)
                                                           -----------            -----------            -----------
Loss from operations under U.S. GAAP                       $(4,272,051)           $(3,284,010)           $(2,516,688)
                                                           ===========            ===========            ===========




--------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                               22

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------

17. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND UNITED STATES (Continued)

Consolidated Statement of Operations                  1996                    1995                   1994
------------------------------------              ------------            ------------            -----------

Net (loss) income under Canadian GAAP             $   (61,539)            $  (574,520)            $    15,984

Exploration expenses, expensed in
  year incurred                                    (3,260,674)             (2,578,375)             (1,929,915)
Abandonments, added back                            1,345,895                 757,637               1,133,418

Carrying charges Jolu Mill                           (115,135)               (113,153)               (116,895)
Change in gain on disposal of mineral
  properties and other assets                           6,262                 778,421                 156,621
Change in income taxes                                624,000                 (24,700)               (121,400)

Dilution gains adjustment                            (807,386)               (101,515)                (85,777)

Change in minority interest in loss of
  subsidiaries                                        225,856                 836,542                  (9,430)
                                                  -----------             -----------             -----------
Net loss under U.S. GAAP                          $(2,042,721)            $(1,019,663)            $  (957,394)
                                                  ===========             ===========             ===========

Primary loss per share (U.S. GAAP)                $     (0.10)            $     (0.07)            $     (0.07)
                                                  ===========             ===========             ===========



--------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                               23

--------------------------------------------------------------------------------

Golden Rule Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 1996 and 1995
--------------------------------------------------------------------------------


17. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND UNITED STATES (Continued)

     In addition, U.S. GAAP requires the disclosure of the following:

     a) Amounts paid for rent, interest and income taxes, the details of which are as follows:

                                      1996          1995            1994
                                  -----------    -----------    -----------

            Rent                  $    55,716    $    46,493    $     47,515
            Interest              $      -       $      -       $       -
            Income taxes          $    24,494    $    19,037    $     17,227


     b) The United States Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) which became effective for fiscal years beginning after December 31, 1992. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

          The Company has determined that the adoption of SFAS 109 would have had no effect on the reconciliation as at September 30, 1996.

          At September 30, 1996, the companies subsidiaries have accumulated losses for Canadian income tax purposes of $2,843,000 and losses for United States income tax purposes of $522,000 that may be offset against future taxable income through the years 2003 and 2011 respectively.

          Under Canadian GAAP, the Company has not recognized the related benefits of these loss carry-forwards in the financial statements.


          Under US GAAP, the Company has fully reserved the tax benefits of these operating losses because the likelihood of realization of the tax benefits cannot be determined. These carry-forwards are subject to review by Revenue Canada, Taxation and by the Internal Revenue Service.

--------------------------------------------------------------------------------

Doane Raymond [GRAPHIC OMITTED]                                              24

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED at Calgary, Alberta, this 26day of March, 1997.


                                             GOLDEN RULE RESOURCES LTD.



                                             By: /S/  ROBERT J. LEMMON
                                                --------------------------------
                                                  Robert J. Lemmon, Treasurer

                                    FORM 20-F

               REGISTRATION STATEMENT - GOLDEN RULE RESOURCES LTD.

                                  EXHIBIT INDEX

                                                                          PAGE

1.1      Consolidated Financial Statements for the year ended
         September 30, 1996 including the following:

         i)       Auditors' Report

         ii)      Consolidated Balance Sheet

         iii)     Consolidated Statement of Operation

         iv)      Consolidated Statement of Shareholders Equity

         v)       Consolidated Statement of Change in Financial Position

         vi)      Consolidated Notes to the Financial Statement

                                   EXHIBIT 1.2



 1.2     Schedule

         i)       Auditors' Report                                          55

         ii)      Schedule I Marketable Securities                          56

         iii)     Schedule II Amounts Receivable for Related Parties        57

         iv)      Schedule V Property, Plant and Equipment                  59

         v)       Schedule VI Accumulated Depreciation - Property,
                  Plant and Equipment                                       61