Form 20-F
period 2002-09-30
CDG INVESTMENTS INC
filed 2003-03-27
CIK 920543

FORM 20-F

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20540

[ ]            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

OR

[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

For the fiscal year ended September 30, 2002.

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

For the transition period from               to

Commission file number

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(Exact name of Registrant as specified in its charter)

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(Translation of Registrant's name into English)

ALBERTA, CANADA

(Jurisdiction of incorporation or organization)

#500 - 926 - 5th AVENUE, S.W., CALGARY, ALBERTA, T2P 0N7

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

28,154,081 common shares as at September 30, 2002.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  XX           No _____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 XX          Item 18

PART I

In this Annual Report, unless the context indicates otherwise, the "Company" refers to CDG Investments Inc. ("CDG") (formerly Golden Rule Resources Ltd.) and all direct and indirect subsidiaries. The consolidated financial statements and financial information stated herein include the accounts of the Company and all direct and indirect subsidiaries.

NOTE OF CAUTION REGARDING FORWARD-LOOKING INFORMATION. As noted, the future conduct of the business of CDG and its subsidiaries is dependent upon a number of factors, and there can be no assurance that any of these companies will be able to conduct their operations as contemplated herein. Certain statements contained in this report using the terms "may", "expects to", and other terms denoting future possibilities, are forward-looking statements. The accuracy of these statements cannot be guaranteed as they are subject to a variety of risks including, but not limited to: the possibility that the described operations, reserves, or exploration or production activities will not be completed on economic terms, if at all. The exploration, development and mining of mineral properties is subject to high risk, including risk of fluctuating prices for the minerals being sought (such as the significant decrease in the price of gold during the past year), the risks of not encountering adequate resources despite expending large sums of money, and the risk that test results may not be accurate, notwithstanding appropriate precautions. Other risks associated with our operations include our significant working capital shortages, lack of any operating revenues, continuing significant losses, and our need for a significant amount of capital to continue the exploration of our properties. Many of these risks are described herein, and it is important that each person reviewing this report understand the significant risks attendant to the operations of CDG and its subsidiaries.

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, ADVISORS AND AUDITORS

Not required.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

Item 3: KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected financial data set forth in the following table is expressed in Canadian dollars. A history of the exchange rates for Canadian dollars in terms of U.S. Dollars follows. The financial information set forth in the following table includes the accounts of the Company and subsidiaries on a consolidated basis. This financial information was prepared in accordance with accounting principles generally accepted in Canada, the application of which conforms in all material respects for the periods presented with accounting principles generally accepted in the United States, except to the extent noted in Note 15 to the Consolidated Financial Statements appearing elsewhere in this Annual Report. The selected financial data should be read in conjunction with and is qualified by such Consolidated Financial Statements and the Notes thereto.

YEAR ENDED SEPTEMBER 30

(In $000'S Cdn except for "per/share" and "number of shares" information)

	2002	2001	2000	1999	1998
Operating Summary
Revenue
Interest and other	$24	$61	$71	$278	$500
Income (loss) continuing operations
Canadian GAAP	(991)	(6,016)	(4,920)	(700)	(1,168)
US GAAP	(908)	(619)	(2,963)	(254)	(1,953)
Net income (loss)
Canadian GAAP	(991)	(6,016)	(4,920)	(700)	(1,829)
United States GAAP	(908)	(619)	(2,963)	(254)	(2,614)
Financial Status
Total assets	4,245	5,182	11,184	25,226	27,201
Working capital (deficiency)	(260)	132	391	2,192	3,222
Long term liabilities	1,484	1,484	1,484	-	-
Minority interests	-	-	-	9,160	9,706
Shareholder's equity (net assets)
Canadian GAAP	2,369	3,359	9,375	14,227	14,928
United States GAAP	(1,200)	(292)	327	3,223	3,477
Capital Stock
- amount	$42,644	$42,644	$47,596	$47,529	$47,529
- number	28,154,081	28,154,081	28,154,081	26,654,081	26,654,081
Dividends per share	-	-	-	-	-
Net earnings (loss) per common share:
Canadian GAAP
Basic and diluted	(4)cents	(21)cents	(18)cents	(3)cents	(6)cents
United States GAAP
Basic and diluted	(3)cents	(2)cents	(11)cents	(1)cents	(10)cents
Net earnings (loss) per Common share - continuing operations (basic and diluted)
Canadian GAAP	(4)cents	(21)cents	(18)cents	(3)cents	(4)cents
United States GAAP	(3)cents	(2)cents	(11)cents	(1)cents	(8)cents

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. The exchange rates for Canadian dollars expressed in US dollars are as follows:

i)         March 18, 2003 - $0.68

ii)        High and low exchange rates for each month during the previous six months:

Month	Low	High
February, 2003	.65	.67
January, 2003	.63	.66
December, 2002	.63	.65
November, 2002	.63	.64
October, 2002	.63	.64
September, 2002	.63	.65

iii)

Average rates for the five most recent financial years:

Years Ended September 30:	2002	2001	2000	1999	1998
Average rate	.64	.65	.68	.67	.69

B.

CAPITALIZATION AND INDEBTEDNESS - Not applicable

A.

REASONS FOR THE OFFER AND USE OF PROCEEDS - Not applicable

B.

RISK FACTORS

Any person considering the purchase of the Company's common stock should understand that such purchase and ownership involves a high degree of risk. You should purchase our common stock only if you can afford a complete loss of your investment. Among the risks that you should consider in determining whether to invest in the Company's common stock are the following:

Change of Business

The fiscal year ended September 30, 2002 marked a major change for the Company. We sold our Saskatchewan mineral property portfolio in exchange for common shares in the purchaser, a Canadian publicly listed company. This resulted in the majority of the Company's assets consisting of investments in resource based companies, (investees). The Company believes that its efforts are best focussed on enhancing the value of the investments rather than conducting exploration activities directly. Accordingly, the business of the Company was changed to that of an Investment Company, concentrating on the mineral exploration sector, and the name was changed to CDG

Investments Inc. You should be aware that we have no experience or operating history as an Investment Company, there can be no assurance that it will be successful. Because of our registration as a foreign private issuer under the laws of the United States, the U.S. Investment Company Act of 1940 may impact our ability to do this business.

Lack of Profitability and Critical Shortage of Working Capital

To date the Company has not been profitable and has incurred significant operating losses and negative cash flow. We expect that those losses will continue for the foreseeable future until such time, if ever, the Company achieves profitability. The Company's ability to generate revenues and raise capital in the future will be dependent on a number of factors, including our abilities and the abilities of the companies in which we have or may acquire equity interests to identify precious and base mineral resources that are capable of commercial extraction. The Company's future success will also depend upon the market price of certain precious and base minerals.

Neither the Company nor its investees have identified any mineral reserves. Consequently, we cannot offer any assurances that the Company or its investees, will be able to extract precious or base minerals from the Company's or investees properties on an economic basis.

In addition, the Company is critically short of working capital for its operations. At September 30, 2002, the Company had a working capital deficiency (the excess of its current liabilities over its current assets) of $260,000 Canadian. The Company addressed its immediate working capital needs with a $287,500 debenture offering that closed December 16, 2002. Further, subsequent to December 31, 2002, the company agreed to transfer its Jolu Mill assets to a newly formed private company, Jolu Development Corporation ("JDC"), in exchange for shares in JDC and the assumption by JDC of all liabilities associated with the Mill that are currently owing or accrued.

The Company's working capital had improved to an $82,000 deficiency by December 31, 2002. The effect of the sale of the mill would be to increase working capital further by approximately $200,000, bringing the Company into a positive working capital position.

It is possible that the following circumstances may develop and may further adversely impact the Company's available working capital and materially adversely impact the Company's ability to continue its business operations:

  unanticipated expenses associated with a change of business;
  the necessity of having to protect and enforce our property and mining rights;
  inability to sell our investments; and
  a corporate decision to expand the Company's business activities through capital investment or acquisition.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our properties, the possible loss of properties, the Company's inability to expand our investment portfolio, and more importantly, its inability to continue operating. See Item 5 "Operating and Financial Review and Prospects."

Risk of Dilution

To alleviate cash shortages resulting from our working capital shortages, the Company may seek additional equity investments. If the Company is successful in raising additional working capital through equity issues, existing shareholders' equity ownership will be diluted.

Going Concern and Nature of Operations

The Company's ability to continue operations is dependent on its ability to realize its plans to sell certain assets, and to secure additional financing. The auditors have prepared the consolidated financial statements on a "going concern" basis, which implies that the Company will continue realizing assets and discharging its liabilities in the normal course of business. Furthermore, the recovery of the amounts set forth in the financial statements for mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the company to obtain necessary financing to complete its development and upon future profitable operations; or alternatively, upon the Company's ability to recover its costs through a disposition of interests - none of which can be assured. See Note 1 to the Consolidated Financial Statements.

No Current Exploration Activities or Other Operations

At the present time the Company has no operations. The Company has not engaged in significant mining exploration activities on its properties since 1997. The Company has sold all of its Canadian mineral properties, and has incurred minimal costs on its Mexican property.

Risk of Non-Compliance with the US Investment Company Act and Risk of Sanctions

Currently, we may be considered an "investment company" as that term is defined in the United States' Investment Company Act of 1940 (the "1940 Act"). An investment company is generally a company that is engaged in the business of investing, holding, reinvesting, or trading of investment securities. The 1940 Act requires that investment companies formed under the laws of the United States or its states register as such with the Securities and Exchange Commission and become subject to some fairly complex governance rules. The registration requirements do not appear to apply to non-U.S. companies except in the limited case when the non-U.S. company intends to raise capital within the United States - an action that CDG does not intend to take. Furthermore, as an investment company in Canada, we are subject to regulation under Canadian law and we believe that U.S. regulation would be redundant and potentially incompatible with our obligations under Canadian law. Conversations with the staff of the Securities and Exchange Commission indicate that they can offer no clear guidance.

Should the U.S. Securities and Exchange Commission attempt to impose the provisions of the 1940 Act on our activities, our shareholders may lose their ability to trade our stock in the over-the-counter market in the United States. In addition, the Securities and Exchange Commission may attempt to appoint a receiver for our affairs or impose other sanctions. We intend to vigorously resist classification as an investment company in the United States, and to take advantage of any exemptions or exceptions from application of the 1940 Act. The necessity of asserting any such resistance, or making any claim of exemption, could be time consuming and costly, or even prohibitive, given our limited resources.

Registration as an Investment Company under the United States' Investment Company Act of 1940

Currently, we may be considered an "investment company" as that term is defined in the United States' Investment Company Act of 1940 (the "1940 Act"). An investment company is generally a company that is engaged in the business of investing, holding, reinvesting, or trading of investment securities. The 1940 Act requires that investment companies formed under the laws of the United States or its states register as such with the Securities and Exchange Commission and become subject to some fairly complex governance rules. The registration requirements do not appear to apply to non-U.S. companies except in the limited case when the non-U.S. company intends to raise capital within the United States - an action that the Company does not intend to take. Furthermore, as an investment company in Canada, we are subject to regulation under Canadian law and we believe that U.S. regulation would be redundant and potentially incompatible with our obligations under Canadian law. Conversations with the staff of the Securities and Exchange Commission indicate that they can offer no clear guidance.

Should the U.S. Securities and Exchange Commission attempt to impose the provisions of the 1940 Act on our activities, our shareholders may lose their ability to trade our stock in the over-the-counter market in the United States. In addition, the Securities and Exchange Commission may attempt to appoint a receiver for our affairs or impose other sanctions. We intend to vigorously resist classification as an investment company in the United States, and to take advantage of any exemptions or exceptions from application of the 1940 Act. The necessity of asserting any such resistance, or making any claim of exemption, could be time consuming and costly, or even prohibitive, given our limited resources.

Market and Price Volatility

The Company's common stock and the value of its investments are vulnerable to pricing and purchasing actions that are beyond its control. Volatile market price and trading volume for the Company's common stock make the likelihood of profiting from an investment in the Company's common stock unlikely. High volume of trading and market volatility may result in an inability to compile adequate information before engaging in trading activities, execution delays, and executions at prices significantly different from the market price quoted when an order is entered. The securities markets themselves have from time to time and recently experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. Furthermore, natural resources commodities are typically an unstable market that is impacted significantly by changes in the economy as a whole. As a result, shareholders may suffer market losses during periods of volatility in the price and volume. In addition, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on such market prices.

Classification as a Penny Stock and Decreased Liquidity

The Company's common shares currently have a market price of less than $5.00 (US) and pursuant to the Penny Stock Reform Act of 1990, its equity securities may be classified as "penny stock". If the common shares are classified as "penny stock" the common shares would be subject to Rules 15g-2 through 15g-9 (the "Penny Stock Rules") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the common shares for purchase by their customers, and require that such brokers and dealers to make a special suitability determination for their customers, and require that such brokers and dealers to make a special suitability determination for each purchaser and obtain the purchaser's written consent to the purchase or sale of the common shares.

In 2003, the Nasdaq Stock Market has proposed to phase out the OTC Bulletin Board and to create a new market called the Bulletin Board Exchange (BBX), with qualitative listing standards. There can be no guarantee that the Company will meet the BBX listing standards or that it will seek to apply for a listing.

The additional risk disclosures and documentation imposed by the Penny Stock Rules together with the failure of the Company to obtain a listing on the BBX could have an adverse effect on the market for and/or the valuation of its common shares.

Exploration and Mining Risks - Significant Costs for Exploration and Development

The Company's investments are in companies conducting mineral exploration and development, which involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines. The long-term profitability of the Company's operations and the value of our investments will be in part directly related to the cost and success of exploration programs. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

No Mineral Reserves

Neither the Company nor any of the companies in which it has an investment (investees), have identified any mineral reserves on any of their properties. Consequently there can be no assurance that the Company or its investees will ever be able to recover any minerals from any of their properties or that the recovery will be economical.

Foreign Government Risks

The Company holds certain of its properties through a joint venture in Mexico. Mineral exploration and mining activities in Mexico may be affected in varying degrees by political, social and economic instability and government regulations relating to the mining industry. Accordingly, changes in regulations or shifts in political, social and economic conditions beyond our control could materially and adversely affect our business. Mexico is, to a degree, a developing country, which may make it more difficult for us to obtain necessary financing for any exploration, development and production on projects located there. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the Company's activities, the extent of which we cannot predict. Before production can commence on any properties, (and assuming that the Company has identified mineral resources or reserves it believes warrant production), the Company must obtain regulatory and environmental approvals. Furthermore, the Company will have to comply with other requirements that may be imposed by federal, state, and local Mexican governments. The Mexican authorities are still developing many of these requirements, and the Company expects that the requirements will change and become more stringent over time. The Company cannot offer any assurance that it will be able to obtain such approvals on a timely basis, if at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, where more stringent implementation thereof could have a material adverse impact on the Company, can cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Title Risks in Mexico

There is no guarantee that title to the Company's mining properties will not be challenged or impugned by third parties or that the applicable governmental authority will not revoke, or significantly alter the conditions of the mineral properties. There is no certainty that the current rights represented by mineral properties or any additional rights applied for, will be granted or renewed on terms satisfactory to the Company.

Title Risks in Canada

There is no guarantee that another person may not challenge title to the Canadian properties of its investees. Boundary surveys of the claims have not been conducted and therefore, the precise area and location of such claims may be in doubt. Claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Native land claim settlements are more advanced in the Northwest Territories and Nunavut than they are in most other areas of Canada, and none of the investees' properties in Nunavut and the Northwest Territories cover areas where the Federal Crown proposes to transfer mineral rights to First Nations.

Currency Fluctuation and Inflationary Risks

The Company's operations in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results. With respect to Mexican currency, the Company transfers funds on an "as needed" basis to avoid significant exposure to currency fluctuations. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, we may suffer losses due to adverse foreign currency fluctuations. Mexico has in the past, experienced extreme inflationary rates. Although the situation appears to have stabilized, the Company bears the risks of incurring losses occasioned as a result of inflation in Mexico.

Permits and Licenses Risks

Mineral exploration may require licenses and permits from various governmental authorities. There can be no assurance that we or our investees will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Government and Environmental Regulations

The Company could be subject to regulations by federal, state and local agencies relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, expropriation of property, and laws that impose liability without fault. Compliance with these regulations could produce working capital shortages. The Company does not believe that there is any such regulation directly applicable to its current operations. However, regulations that become applicable to its future operations could require the Company to incur significant expenses to comply with governmental regulations. The Company intends to fully comply with all environmental regulations in Mexico in the areas in which it is active.

Litigation Involving a Subsidiary of the Company

Litigation has commenced against the Company, its subsidiary (Waddy Lake Resources Inc.), and certain current and past directors and officers of the two companies seeking to recover approximately $1,150,000 for mine contracting services, damages and other costs. Although the Company believes that this legal action is without merit and intends to defend it vigorously, it could bankrupt the Company should it receive an unfavourable outcome. See Item 4 "Information on the Company," Paragraph B.3.

Inability to Influence the Direction or Actions of Management

The Company's interests in various mineral properties are held directly or indirectly through Companies in which it invests, or through joint ventures with various joint venture partners, which are controlled by other persons. Certain of its investments are in companies over which it does not exercise significant control. Consequently it can not influence the direction or actions of management and its interests in the various properties. See Item 4 "Information on the Company," Paragraph A 4(g).

Item 4: INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT

1.	Legal and commercial name - CDG Investments Inc.
2.	Incorporation date - October 12, 1979
3.	Incorporated under the Business Corporations Act of Alberta, Canada -Address/Telephone
Suite 500, 926-5th Ave. S.W., Calgary, Alberta, Canada, T2P 0N7 Ph. 403-233-7898
Name and Business Change - May 2002 from Golden Rule Resources Ltd. to CDG Investments Inc.

4. THE FOLLOWING SIGNIFICANT CHANGES OR IMPORTANT EVENTS OCCURRED IN THE LAST FIVE YEARS:

a) Subsequent to September 30, 2002 - Convertible Debenture Financing

On December 16, 2002 the Company closed a $287,500 debenture financing. Directors, or companies over which they have control or direction, subscribed to $212,500 of the debentures. Interest accrues at 6% per annum on the debentures which mature December 17, 2005 and are convertible into units comprised of one common share and one share purchase warrant at $0.10 per unit during the first two years and $0.11 per unit during the third year. The warrants expire two years after conversion of the debenture and may be exercised to purchase one common share at prices ranging from $0.10 per share to $0.14 per share depending on the year of exercise. The debenture is redeemable by the Company after December 17, 2003 provided that stock volumes and price meet specified levels and the stock continues to be listed on a recognized exchange. The debentures are secured by a first floating charge over substantially all of the Company's assets with the exception of the Jolu Mill and any Saskatchewan property or assets.

b) Subsequent to September 30, 2002 - Sale of Jolu Mill

In February, 2003 the Company reached an agreement with Golden Band Resources Inc., (Golden Band), whereby the Jolu Mill will be transferred to a new private corporation Jolu Mill Development Corp. ("JDC") to be owned by Golden Band and the Company. In consideration for the sale of the mill the new corporation will assume the liabilities associated with the mill, past and future, will issue shares in its capital stock valued at $350,000 and will assign a royalty to the Company based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total. The mill had previously been written-off on the Company's books. The value of the liabilities net of any offsetting assets that will be assumed by the new corporation is approximately $200,000. In addition the new corporation will assume the site restoration liability that is estimated on the Company's books at $330,000 and $329,000 of the reclamation deposit will be transferred to the corporation. The agreement is subject to regulatory approval and the satisfactory transfer of the Jolu assets to the new corporation.

Commencing August 18, 2003 and ending on February 18, 2005, either Golden Band may at its option require CDG to sell to Golden Band all of CDG's JDC share position or CDG may require Golden Band to purchase all of its share position, based on a purchase price of $1.00 per share and $1.00 for each $1.00 of loans outstanding in exchange for shares in the capital of Golden Band at a purchase price of $0.30 per share of Golden Band if purchased before February 18, 2004 or at $0.39 per share if purchased after February 18, 2004 and before February 18, 2005.

c) Year ended September 30, 2002 - Business and name change:

At the Annual & Special Meeting on March 21, 2002, the shareholders approved a change in our business from that of a Natural Resources Company to that of an Investment Company and a change in name from Golden Rule Resources Ltd. to CDG Investments Inc.

d) Year ended September 30, 2002 - Sale of Saskatchewan exploration property portfolio:

During the year ended September 30, 2002, the Company entered into an agreement to sell its mineral holdings within the La Ronge Gold Belt, Saskatchewan, to Golden Band Resources Inc., (Golden Band), a publicly-listed company. The proceeds of the sale were comprised of 11,569,202 shares of Golden Band and share purchase warrants to acquire a further 2,892,202 common shares of Golden Band at a price of $0.15 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year. The value assigned to the proceeds was $1,048,292, based on the average trading price of the Golden Band shares during a reasonable period before and after the announcement of the transaction. The mineral properties that were the subject of this agreement were carried on the Company's books at September 30, 2001 at $1,048,292, as they were written-down at that time to approximate the value of the transaction that was not yet finalized at that date. (For U.S. accounting purposes, the related property costs were written-off in the years incurred, therefore the vended property had a carrying value of $NIL when the sale occurred.)

The sale agreement closed subsequent to September 30, 2002 when final regulatory approval was received. The transaction has been recorded at the Company's 2002 year-end resulting in the elimination of the Saskatchewan properties and the recording of the investment in Golden Band. For US GAAP purposes, the transaction is recorded subsequent to year-end and results in recording the investment in Golden Band of $1,048,292 and a gain on sale of mineral properties of $1,048,292.

e) The year ended September 30, 2001 - Procon Lawsuit:

A Statement of Claim has been filed against us, our 100% owned subsidiary, Waddy Lake Resources Inc., ("Waddy Lake"), and certain current and past directors and officers of the two companies seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid. The $1,154,133 is included in liabilities in our Consolidated Financial Statements. No estimate has been made for accrued interest or damages as the amount, if any, that may eventually be payable cannot be determined at this time. We believe that this legal action is without merit and we intend to defend it vigorously.

f) February, 2001 Hixon Gold Resources Inc. reverse take-over:

CDG owned a 36% interest in Hixon Gold Resources Inc. at September 30, 2000. In February 2001, Hixon purchased all of the issued and outstanding common shares of Aloak Corp. for an aggregate purchase price of $3,500,000. Hixon paid the purchase price by issuing 35,000,000 common shares of Hixon at a deemed price of $0.10 per share. CDG had no prior affiliation with Aloak.

Concurrent with the closing of the reverse take-over, CDG purchased 5,300,000 units of Hixon at an ascribed price of $0.10 per unit for aggregate gross proceeds to Hixon of $530,000. Each unit consisted of one Hixon common share and one warrant ("Warrant"). The Warrants expired without exercise February 19, 2003. Concurrent with the closing of this private placement the Company sold its present holdings of 5,300,000 Hixon common shares to subscribers resident in the provinces of Alberta, British Columbia and Ontario through a cross of shares on the facilities of the Exchange.

After completion of the aforementioned transactions Hixon's name was changed to Aloak Corp. At September 30, 2002 CDG's interest in Aloak Corp. is approximately 9%. CDG no longer controls the operations of Aloak (formerly known as Hixon), which is now under the control of persons not related to CDG.

g) Year ended September 30, 2000 - Lawsuit Settlement

On or about February 23, 1998, certain persons commenced a lawsuit (the "Action") in the United States District Court for the Eastern District of Pennsylvania (the "Court") alleging, inter alia, that CDG and certain of its directors (the "Defendants") had failed to disclose certain facts in violation of United States securities laws. The Action was brought as a purported class action on behalf of all purchasers of our common stock during the purported class period from October 3, 1996 through May 14, 1997. The Action sought damages in an unspecified amount.

On July 27, 2000 the United States District Court for the Eastern District of Pennsylvania issued a final judgment and an order of dismissal of a class action brought against the Company and certain directors by a proposed class of shareholders who purchased shares during a specified period and allegedly suffered a loss as a result.

The Court determined that the terms of the settlement of the class action were fair, reasonable and adequate and in the best interest of the members of the plaintiff class. Pursuant to the settlement agreement the Company issued to the qualifying Claimants 1,500,000 common shares of CDG and Settlement Warrants to purchase 3,000,000 shares at an exercise price of CDN $0.65 per share for a term of five years from the Distribution Date.

The share transactions and estimated legal settlement expenses were recorded in the Company's financial statements during the year ended September 30, 2000. Based on a share price of $0.055, the settlement resulted in a charge to earnings of $192,500, including a $110,000 administration fee, and an increase to share capital of $67,500 after deducting estimated share issue expenses of $15,000.

During the five years ended September 30, 2002, neither the Company nor any subsidiary of the Company has been involved in any bankruptcy, receivership or similar proceedings. Except as described above, neither the Company nor any subsidiary has completed any material reclassification, merger, or consolidation, or acquired or disposed of any material amount of their assets (except in the ordinary course of business), or have made any material changes in their mode of conducting business.

B. BUSINESS OVERVIEW

The Company

The Company's business consists of holding investments in mineral exploration companies, (investees), and participating in a mineral exploration joint venture that is conducting exploration on a prospective gold property in Mexico. The Company's investment policy could be described as "buy-and-hold." If the Company determines that it can realize greater value in selling an investment than maintaining it, it will dispose of the investment. Since the shares in the investees derive their value from the perceived potential value of exploration properties on their books, the investees' exploration properties and plans are relevant to the value of the Company.

The Company's only remaining mineral exploration properties are in Mexico, principally the Bahuerachi property which is located in the state of Chihuahua. The Company participates in a joint venture with Tyler Resources Inc., (Tyler), a company related by virtue of certain common officers and directors, to earn an interest in the property. At this time the Company holds a 43% interest in the joint venture's 83.39% interest in the property, (or 36%). For the period from January 1, 2001 to November 28, 2002, the Company elected to not participate in further exploration on the property and its joint venture interest was diluted from 50% to the current 43%. The Joint Venture's operator, Tyler has had discussions with certain operating mining companies and with potential investors who have shown interest in the property given the recent relatively high price of gold. Tyler is cautiously optimistic that new funding/participation will allow an exploration program that will include drilling the newly defined extensions of the Main Zone, including the higher grade zinc/gold skarn systems. If no such support for a program is found, the only expenditures on the property in the upcoming year will be of a "care and maintenance" nature, including annual lease costs and the annual option payment of $20,000US, (43% of which is borne by the Compay).

The Company's significant investment holdings are summarized below. The operations of the 100% owned subsidiaries are included in the consolidated financial statements of the Company that are attached to this document.

The investments in Manson Creek Resources Ltd., (Manson), and Northern Abitibi Mining Corp., (Northern Abitibi) are recorded as equity investments since the Company, and each of Manson and Northern Abitibi, share common officers and directors, allowing the Company to exercise significant influence over operating decisions. The investment in Golden Band Resources Inc., (Golden Band), although representing a greater percentage interest than that of Northern Abitibi and Manson, is recorded at cost. The reason for this accounting is that the Company has minority representation on the board of directors, (one director of 6), does not share common officers, and cannot exert significant influence over operating, exploration or investment decisions.

Subsidiaries/ Investees	Percentage Ownership	Potential Product	Exploration Property Locations
GR Capital Corporation	100%	Investments	N/A
Waddy Lake Resources Inc.	100%	Inactive	N/A
Golden Band Resources Inc.	33%	Gold	Saskatchewan, British Columbia
Manson Creek Resources Ltd.	32%	Gold/Copper/Silver/Zinc	Yukon
Northern Abitibi Mining Corp.	29%	Gold/Nickel/Diamonds	Quebec, Labrador and Nunavut

Golden Band acquired interests in a number of Saskatchewan prospects during calendar 2002, including 100% of the Company's Saskatchewan property portfolio. Golden Band's acquisition program resulted in it holding 100% interests in 31 prospective gold properties aggregating 52,000 hectares in the Greenstone Belt of Saskatchewan. The first exploration on these properties was undertaken in the 1930's and extensive exploration has occurred sporadically since then, with peaks during high gold prices and favourable equity-financing environments.

According to an Annual Information Form filed by Golden Band with Canadian securities regulators, dated December 2, 2002, a $950,000 exploration program, including prospecting, data compilation and drilling, has been proposed for the properties straddling Summer 2002/Winter 2003. Golden Band is a public company that files reports on SEDAR. You may obtain more information about Golden Band and its business online at www.bmts.bc.ca/gbn/.

Manson Creek Resources Ltd.

Manson has been concentrating its exploration in the past three years on prospective silver/lead/zinc properties in the Yukon Territory, Canada. It currently has a 100% interest in four mineral properties covering approximately 11,500 hectares. Although evidence exists at this time of a significant mineralized environment on Manson's properties, the required ongoing exploration work is of a greater scale than can be fully undertaken by Manson given present market conditions. As significant exploration on the project will require further financing, and Manson's stock price is depressed given current base metal prices, Manson will attempt to attract an industry partner to further exploration on the properties in the short term. More information can be obtained about Manson at www.manson.ca.

Northern Abitibi Mining Corp.

Northern Abitibi has Canadian exploration properties in Nunavut, Labrador and Quebec. The prospective diamond property in Nunavut is in the early exploration stage and represents an option to earn a 65% interest in the Keni property in joint venture with Tyler Resources Inc., a company related by virtue of certain common officers and directors.

The prospective nickel property in Labrador is owned 47.6% by Northern Abitibi, who ceased to participate in exploration in 1999, and 52.4% by Donner Minerals Ltd., (Donner). Falconbridge Limited, currently the third largest nickel producer in the world, entered into an option agreement with Northern Abitibi and Donner in 2001. Pursuant to the agreement, Falconbridge can earn a 50% interest in the Northern Abitibi/Donner property by incurring $5million in exploration expenditures on the property by December 31, 2006 and maintaining minimum levels of funding on the property during this period.

Northern Abitibi has early-stage exploratory prospective diamond properties as well as a prospective gold property in Quebec. Northern Abitibi is investigating selling their prospective gold property, however nothing has been finalized at this date.

Northern Abitibi will require additional equity financing to further exploration on the aforementioned properties in fiscal 2003.

More information about Northern Abitibi can be found at www.naminco.ca

C. ORGANIZATIONAL STRUCTURE

Waddy Lake Resources Inc. ("Waddy") was incorporated under the laws of the Province of Ontario on October 5, 1960. On March 14, 1979, Waddy was continued under the provisions of the Canada Business Corporations Act.

We hold 100% of Waddy and have held 100% of Waddy since September 30, 1995.

GR Capital Corporation ("GR Capital") was incorporated under the laws of the Province of Alberta on October 10, 1986. GR Capital holds certain of the Company's investments In Manson, Northern Abitibi and Waddy Lake. All references in this document to percent holdings in these companies refers to the combined interests held by GR Capital and the Company.

D. PROPERTY, PLANTS AND EQUIPMENT

The Company has interests or rights to obtain interests in Mexican mineral properties. The Company also owns significant interests in companies with mineral property interests. These are discussed aboved in B., Business Overview.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

The Company, its consolidated subsidiaries and companies in which it has a significant investment are in the exploration stage; none has generated any material revenue from mining operations except for operating revenues from the Komis mine prior to termination of operations in 1997. On a recurring basis, revenues are derived from interest income, which is dependent on cash available and prevailing interest rates, and exploration overhead fees and recoveries, which are dependent on the level of exploration expenditures managed by the Company. On a recurring basis, corporate expenses relate to administration and related overhead costs. We have not engaged in significant mineral exploration activities on our properties since 1997.

Other items, that tend to have a more significant effect on reported earnings, relate to our activities in selling mineral prospects and investments when market conditions warrant, write-downs of mineral prospects and investments based on geological and economic conditions.

There are a number of factors which separately and together affect the Company's operations and liquidity. Obviously the discovery of reserves would significantly affect operations and liquidity. However, the ability to discover reserves, to develop them and to achieve production from such reserves is influenced by such things as the price of gold and other metals, as well as our ability to raise capital. During periods of low gold prices and low prices for other metals, the Company's ability to raise capital through equity based financing efforts is hampered as these low prices translate into low market prices for the Company's capital stock and reduced interest by investors to finance the development of projects. Without the necessary capital existing projects with mineralization cannot be fully explored with the objective of delineating the mineralization to determine if an economic reserve body exists, nor are the funds available to conduct new exploration. As the price of gold and the price of other metals rise, there tends to be a corresponding rise in the market price of the Company's capital stock and increased interest by investors to favour the development of projects which translates into improved opportunities for the Company to raise the necessary capital.

The economics of whether or not an existing project with mineralization or a newly discovered one is developed and brought into production is influenced by the price of gold and other metals. We believe that we and companies in which we invest, have identified a number of projects with mineralization, with sufficient exploration work and assessment work filed to keep the projects in good standing to the year 2003 and beyond. Since the identification of these projects with mineralization, the price of gold and other metals in the years prior to 2003, has not justified the cost to develop these projects. As the price of gold and other metals rises, the Company and companies in which it invests, review the projects to determine which, if any, have the potential to be developed and placed into production which would, in turn, enhance the Company's operations and liquidity.

A. OPERATING RESULTS

The following is a summary of operating results, outlining the individual corporate components of consolidated net loss. We have not received income from operations or net income since before 1997:

	2002	2001	2000
REVENUES	$ 23,668	$ 61,459	$ 70,572

CORPORATE EXPENSES	408,408	461,742	952,755

LOSS FROM OPERATIONS	(384,740)	(400,283)	(882,183)
OTHER
Gain (Loss) on disposal of mineral Properties and other assets	1,279	407,620	(16,835)

WRITE-DOWN OF INVESTMENTS AND OTHER ASSETS	(506,631)	-	(138,423)
SITE RESTORATION COSTS	-	-	(274,994)
ABANDONMENTS AND WRITE- DOWN OF MINERAL PROPERTIES	(1,000)	(5,307,153)	(2,231,487)

EQUITY IN LOSS OF INVESTEES	(82,121)	(681,847)	(1,841,570)
LOSS BEFORE INCOME TAXES	(973,213)	(5,981,663)	(5,385,492)
INCOME TAX RECOVERY(EXPENSE)	(17,350)	(34,063)	465,500
NET LOSS	$(990,563)	$(6,015,726)	$(4,919,992)

Fiscal year ended September 30, 2002 compared to 2001

Revenue

Consolidated revenues decreased $38,000. The decrease is due to lower interest revenue from smaller available cash balances. We do not expect a significant increase in revenues in fiscal 2003.

Corporate Expenses

Consolidated corporate expenses have decreased by $54,000 from 2001 to 2002.

The more significant contributors to the decrease in expenses are as follows:

1)    write-off of over-accrual relating to prior year's Ghana operating expenses-decrease $69,000

2)    no US lawsuit costs in 2002 versus $32,000 in 2001, the year of settlement-decrease $32,000

3)    office lease costs declined due to move to new premises and more favourable sharing arrangement-decrease $11,000

4)    legal fees re Procon lawsuit (see note 11 to financial statements) and lawsuit re ownership dispute for mineral property, (contingent asset - unknown amount and probability of recovery; the property was written-off in a prior year) - increase $56,000

5)    reporting to shareholder/transfer agent fees have increased due to the US lawsuit settlement creating an additional 1,500,000 shares and 3,000,000 share purchase warrants; a large number of individually identified shareholders result in increased administrative costs, including transfer agent fees, mailing and printing costs - increase $15,000

Other Income and Expenses

The significant gain on disposal of assets in fiscal 2001 related to the sale of Hixon Gold Resources Inc. shares and Tyler Resources Inc. shares. The Company sold virtually all of its Hixon shares when Hixon was the subject of a reverse takeover. Sales of this magnitude would be considered non-recurring.

Portfolio investments in TSX-listed companies were written-down by $506,631 in fiscal 2002 due to the downward trend of the share prices that appeared to be other than temporary. The write-down was comprised of $423,000 relating to the investment in Aloak Corp. and $83,631 relating to the investment in Tyler. The investments in Aloak and Tyler are carried at $0.02 and $0.05 per share respectively at September 30, 2002.

The large abandonment and write-down of mineral properties in the 2001 fiscal period related primarily to the write-down of the Jolu Mill and the Saskatchewan property portfolio that was vended to Golden Band subsequent to year-end. Fiscal 2002 write-downs related to lease costs on a property that was written-off previously.

The equity in losses of investees is comprised of the Company's share of Manson Creek's and Northern Abitibi's net losses for the year ended September 30, 2002. The large decrease in the loss is primarily due to the absence of significant mineral property write-downs in the investees' fiscal 2002 financial statements, while the Company's share of the investees' mineral property write-downs in fiscal 2001 was $637,000.

Current income taxes in both fiscal periods relate to a reassessment of a wholly owned subsidiary's 1997 corporate tax return.

We are continuing to reduce discretionary expenses where possible. However, until we can increase our revenues to cover our corporate expenses, we can expect to continue to recognize operating losses and negative cash flows.

Fiscal year ended September 30, 2001 compared to 2000

Revenue

Consolidated revenues decreased $9,000 during the 2001 fiscal year. A reduction in exploration overhead fees and administrative recoveries of $16,000 was offset by an increase in interest income of $7,000 that resulted from increased cash balances.

Corporate Expenses

Consolidated corporate expenses decreased by $491,000 from $953,000 in 2000 to $462,000 in 2001. A decrease in amortization and depreciation of $24,000 resulted from a declining depreciable asset base. The remaining $467,000 decrease related to general and administrative expenses.

Certain non-recurring expenses occurred in 2000 relating to the US lawsuit. The lawsuit was settled in fiscal 2000 and, as a result, the settlement costs as well as the legal costs were included in the 2000 financial statements. In 2001 there were limited expenditures that related to the suit resulting in a sharp decrease in the total lawsuit expenses of approximately $300,000 from 2000 to 2001. The remaining $167,000 decrease pertained primarily to consulting costs, directors fees, and costs associated with reporting to shareholders. The decline resulted from conscious efforts to reduce discretionary expenses and an overall decline in exploration and therefore related administrative support costs.

Other Income and Expenses

The equity in loss of investees pertains to the Company's investments in Hixon Gold Resources Inc. (disposed of in fiscal 2001), Northern Abitibi Mining Corp., and Manson Creek Resources Ltd.

In fiscal 2000 there was a write-down of assets in the amount of $138,000 relating to the write-down of investments and equipment to fair market value and net realizable value respectively. There was no comparable write-down in fiscal 2001.

Write-offs of various exploration and production properties aggregated $5,307,000 in fiscal 2001 compared to $2,231,000 in 2000. The Jolu Mill was written-down by $550,000, (2000 - $140,000), to result in a carrying value that approximates its estimated net realizable value. The Company's portfolio of Saskatchewan properties was written-down $4,721,000, (2000 - nil) to its estimated value. In fiscal 2000 Don David, La Busqueda and El Tigre in Mexico, with a carrying value of $577,000, and the Mets property in British Columbia with a carrying value of $1,051,000, were written-off as the Company will not continue to explore on these properties. In addition various non-core properties in Saskatchewan and British Columbia were written-off in 2000.

In fiscal 2001 there was a gain on disposal of assets of $408,000. The 2001 gain was comprised of a gain on sale of Hixon Gold Resources Inc. shares of $516,000 net of a loss on sale of Tyler Resources Inc. shares of $108,000.

Reclamation costs of $275,000 were recognized in fiscal 2000, (2001 - $Nil). It was determined in fiscal 2000 that an additional provision was required for these costs given estimates from a third party contractor for the clean-up at the Jolu Mill. No further adjustment was deemed necessary in 2001.

In fiscal 2000 investments and assets were written-down by $88,000 and $51,000 respectively.

Inflation and Foreign Currency

The impact of inflation fluctuations on the Company is not material. A discussion of foreign currency can be found under Item 3D Risks - Foreign Currency Risks.

B. LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

In 2002 and 2001, operating activities reduced cash resources as corporate expenses exceeded revenues. The Company continued to take steps to decrease administrative costs in fiscal 2002. In 2001, the Company received $241,500 pertaining to unexpended funds advanced to the administrator of the U.S. lawsuit.

Liquidity Provided from Financing Activities

No cash was generated by financing activities during the 2002 and 2001 fiscal years.

Liquidity Provided by (used in) Investing Activities

The Company sold Tyler shares in the open market during the 2002 fiscal year for $39,000 and reacquired Tyler shares through a private placement for $31,000. The Company has retained an approximate 2% interest in Tyler.

In fiscal 2001 the Company received $130,000 upon the release of a portion of their reclamation deposit with the Saskatchewan Government. Further, $633,000 was realized on the sale of investments. Of these proceeds, $599,000 was used to acquire portfolio investments offered through private placements by Aloak Corp. and Tyler Resources Inc.

Expenditures on mineral properties aggregated $39,000 in 2002 compared to $43,000 in 2001. The bulk of the exploration property additions in fiscal 2001 were incurred on the Company's Mexican properties; primarily Bahuerachi. The cash expenditures relating to exploration properties in fiscal 2002 pertained to the Company's one-half share of costs to terminate a property acquisition agreement for the Don David property in Mexico.

Working Capital

At the end of fiscal 2002 the Company had a consolidated working capital deficiency of $260,000 compared to positive working capital of $132,000 at September 30, 2001.

The Company addressed its immediate working capital needs with a $287,500 debenture offering that closed December 16, 2002. Further, subsequent to December 31, 2002, the Company agreed to transfer its Jolu Mill assets to a newly formed private company, Jolu Mill Development Corporation ("JDC"), in exchange for shares in JDC and the assumption by JDC of all liabilities associated with the Mill that are currently owing or accrued.

The Company's working capital had improved to an $82,000 deficiency by December 31, 2002. The effect of the sale of the mill would be to increase working capital further by approximately $200,000, bringing the Company into a positive working capital position. The Company continues to be dependent on its ability to raise equity in order to finance operations.

Between the wholly owned subsidiaries and the Company, funds are transferred as required without restriction. In the case of Manson and Northern Abitibi, the Company's equity - investees, any transfer of funds would have to comply with corporate law and the applicable securities regulation. The policy of the Company is that these investees operate on their own and funds are not transferred between the Company and investees. The Company does provide administration services to Northern Abitibi and Manson. Any advances of funds whether by the investees to the Company or by the Company to the investees are formally documented with interest charged at the prime rate plus 1% or by way of a private placement or a convertible debenture. There have been no such advances in fiscal 2002 or 2001.

For current cash needs the Company will utilize funds that are currently on hand. The extent to which the Company can continue to meet obligations as they come due is dependent upon, the Company's ability to secure additional financing.

The Company's ability to secure additional financing will be dependent upon investors perceptions about:

1) the value of the companies in which it invests,(the investees)

2) the value of the investees' exploratory mineral properties which is premised on the perceived potential for significant mineable reserves and current and expected base and precious metal prices.

There were no borrowings at the end of 2002, 2001 or 2000. Debenture financing was received subsequent to the fiscal 2002 year-end (see note 14 to financial statements).

The Company maintains its cash in Canadian currency and invests excess cash in term deposits as required.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable.

TREND INFORMATION

As the Company does not have an operating mine, trends in production, sales or inventory are not relevant.

The Company's most significant trend in the recent past has been the substantial reduction in its working capital. As a result the Company was not able to fund exploration activities on properties in which it had an interest, and will not be able to continue operations beyond 2003 without additional financing or sale of investments.

In fiscal 2000, $339,000 of legal costs, pertaining to the lawsuit described in note 8 to the financial statements, were Included in "general and administrative" expenses. As the legal suit was settled late in fiscal 2000, these costs were significantly less in 2001 at $33,000 and were $Nil in 2002. The lawsuit discussed in note 11 to the financial statements if decided against CDG, would materially affect liquidity (see also Item 4 A (4)(g)). Other than the aforementioned, there are no expected trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's net sales or revenues, income, profitability, liquidity or capital resources.

D. OFF BALANCE SHEET ARRANGEMENTS

None

E. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

None significant.

F. SAFE HARBOR

Except for historical facts, all information required by Item 5 E and 5 F of this Item 5 is deemed to be a "forward-looking statement" as that term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act and the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGMENT (see table below)

B. COMPENSATION (see table below)

Name and Present Position with the Corporation	Present Principal Occupation and Previous Business Experience	Period as Senior Management or Director	Shares Owned (2)	Annual Compensation
James Devonshire (5) Director, Chief Executive Officer and President

Self-employed Chartered Accountant and Management Consultant.  Director and President of Manson Creek Resources Ltd. and Northern Abitibi Mining Corp.; Chairman, CEO and Director of Tyler Resources Inc.  Director and Secretary/Treasurer of Parton Capital Inc. and Director of Aloak Corp

	Since March 30, 1990	251,500 or 0.9% of total issued and outstanding	$19,900 (3)

Name and Present Position with the Corporation	Present Principal Occupation and Previous Business Experience	Period as Senior Management or Director	Shares Owned (2)	Annual Compensation
Gregory H. Smith (1) Director and Chief Financial Officer	Chartered Accountant and partner with Smith Cageorge Perry, Chartered Accountants, Calgary. President of Alberta-Pacific Management Ltd., Director of Armistice Resources Ltd. and Tyler Resources Inc., Director and Chief Financial Officer of Aloak Corp., Secretary/Treasurer of Yorkland Group - management of private companies.	Since March 27, 1997	2,113,216 or 7.5% of total issued and outstanding	$900
Robert G. Ingram (1)(5) Director	Self-employed Chartered Accountant. Director and President of Southesk Energy Ltd., Director and President of Uncas Production Corporation and Director and President of First Yellowhead Equities Inc.	Since September 24, 1981	196,000 or 0.7% of the total issued and outstanding	$900
Calvin Fairburn (1) Director	Self-employed Professional Engineer. Over 45 years experience in the Petroleum and Natural Gas and Agriculture/ Farming Industries. Director of Buffalo Oil Company Limited from 1993-1998.	Since March 6, 2003	10,200 or 0.04% of the total issued and outstanding	Nil
David Sanders(5) Director

Investment Advisor, Director, Officer and Principal of Sanders Wealth Management Group Ltd. (formerly Sanders and Beckingham Securities Limited); Director of Floron Food Services Ltd., Steeplejack Industrial Group Inc. and Southesk Energy Ltd.

		Since March 6, 2003	Nil	Nil
Barbara O'Neill Secretary	Secretary of the Company, and Tyler Resources Inc., Manson Creek Resources Ltd. and Northern Abitibi Mining Corp.	Since June 28, 1993	Nil	$48,000

Notes:

(1)

Messrs. Cole, Ingram and Smith constituted the Audit Committee of the Company during fiscal 2002.  The Company does not have an Executive Committee.  Mr. Cole did not stand for re-election in March, 2003 and has been replaced by Mr. Fairburn on the Audit Committee.

(2)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of January 30, 2003.

(3)

This amount was paid to a corporation in which the officer is a shareholder, for consulting services provided at customary professional rates.

(4)

Options and Warrants held by Directors outstanding as at March 18, 2003:

Option Holder	Number of Common Shares	Exercise Price	Expiry Date
Robert G. Ingram	100,000 300,000	$0.25 $0.11	Nov. 9, 2004 June 4, 2007
James Devonshire	100,000 450,000	$0.25 $0.11	Nov. 9, 2004 June 4, 2007
Gregory H. Smith	100,000 200,000 375,000	$0.25 $0.86 $0.11	Nov. 9, 2004 March 5, 2003 June 4, 2007
Calvin Fairburn	-	-	-
David Saunders	-	-	-

(5)

Subsequent to September 30, 2002, the Company completed a convertible debenture financing.  Messrs. Devonshire, Ingram and Sanders each hold a convertible debenture in the amount of $37,500.  Messrs. Ingram and Sanders have control or direction over a corporation which holds a convertible debenture in the amount of $100,000.

As of September 30, 2002, the Company does not have any plans that require the Company to contribute to, or to provide pension, retirement or similar benefits to directors and officers.

C. BOARD PRACTICES

All directors hold office until the next annual meeting of the shareholders of the Company and until their successors have been elected and qualified. Officers of the Company serve at the discretion of the Board of Directors. See the table under Item 6 B for term of office and audit committee information.

There are no arrangements or understandings between any of the directors or officers of the Company and any other person pursuant to which they were selected as a director or officer of the Company. There are no family arrangements between any director or officer of the Company and any other director or officer of the Company.

There are no director's service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

D. EMPLOYEES

The Company currently employs two persons on a full-time basis. None of the Company's employees are represented by a labour union. Corporations in which certain of the Company's officers or directors are shareholders have provided geological and exploration services and direct administrative services at usual professional rates.

E. SHARE OWNERSHIP

See table under Item 6B Employee/Officers Stock Options

Pursuant to the 1998 Stock Option plan of the Company, employees/officers have been granted options. The following are outstanding as at January 30, 2003:

Number of Common Shares	Exercise Price CDN $	Expiry Date
135,800	$0.25	Mar. 5/2003 (1)
175,000	$0.25	Nov. 9/2004
250,000	$0.11	June 4/2007
560,800

(1) Effective November 10, 1999 the exercise price was amended to $0.25 from $0.86.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

1.    To the knowledge of the directors and senior officers of the Company, as of January 30, 2003, no persons or corporations beneficially owned directly or indirectly, or exercised control or direction over 5% or more of the votes attached to all outstanding shares of the Corporation which have the right to vote in all circumstances, except as follows:

As at January 30, 2003
Shareholder	Number of Common Shares	% interest
Gregory H. Smith	2,113,216	7.5%

This shareholder owned greater than 5% of the shares in the Company pursuant to the 2001 Form 20 F. All of the Company's major shareholders have equal voting rights.

2.    As of January 30, 2003, according to records of the Company's transfer agent, the Company had 1,350 registered holders of its common shares, 308 of who were residents of the United States. The total shareholdings of such United States resident shareholders as at January 30, 2003 were 6,630,015 common shares, representing 23.5% of the total issued and outstanding capital of the Company. These do not include an indeterminable number of persons who hold their shares in 'street name' through broker-dealers or other beneficial holders.

3.    To the best of our knowledge, the Company is not directly or indirectly owned or controlled by a single person, a group of persons or by another corporation or by any foreign government. We believe that the day to day business operations and affairs of the Company are controlled by the Board of Directors of the Company.

4.    We have no knowledge of arrangements, the operations of which may, at a date subsequent to the date of this Annual Report, result in a change of control of the Company.

B. RELATED PARTY TRANSACTIONS

Except if described elsewhere herein, there have been no material transactions during the last three fiscal years nor are there any proposed material transactions in which a director or officer of the Company or any associate of such persons or any individuals exercising significant influence over the Company had, or will have, a direct or indirect material interest.

There were no loans made by the Company or any of its subsidiaries to, or for the benefit of, any of the persons noted above.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8: FINANCIAL INFORMATION

The financial statements are attached to and form part of this Annual Report. See Part IV, Item 17. No significant change has occurred since the date of the annual financial statements included herein unless disclosed elsewhere in this document.

Item 9: A. THE OFFER AND LISTING DETAILS

1 to 3 not applicable

4. The following is the price history of the Company's stock on the OTC Bulletin Board under the symbol GLDUF until April 29, 2002 and then CDGEF from April 30, 2002 and on the Toronto Stock Exchange for 1997 to 2000:

a) for the five most recent full financial years the annual high and low market prices:

Year ended September 30,	2002 US$	2001 US$	2000 Cdn$	1999 Cdn$	1998 Cdn$
High	(1) $0.10	(1) $0.055	$0.235	$0.38	$1.26
Low	(1) $0.005	(1) $0.011	$0.04	$0.10	$0.20

(1) The Company did not trade on the Toronto Stock Exchange during fiscal 2002 or subsequent to February 21, 2001.

b) for the two most recent full years, the high and low market prices for each full financial quarter.

	Sale Price
	CDGEF (formerly GLDUF)
Quarter Ended
Fiscal 2002	Low US$	High US$
December 31, 2001	$0.011	$0.025
March 31, 2002	$0.01	$0.03
June 30, 2002	$0.005	$0.10
September 30, 2002	$0.01	$0.05
Fiscal 2001	Low Cdn$	High Cdn$
December 31, 2000	$0.025	$0.055
March 31, 2001	$0.02	$0.045
June 30, 2001	$0.015	$0.03
September 30, 2001	$0.011	$0.035

c) for the most recent six months the high and low market prices for CDGEF each month:

Month Ended	Low US$	High US$
August, 2002	$0.01	$0.045
September, 2002	$0.011	$0.035
October, 2002	$0.009	$0.12
November, 2002	$0.014	$0.04
December, 2002	$0.02	$0.05
January, 2003	$0.025	$0.055

The trading of the Company's shares on the Toronto Stock Exchange was suspended February 21, 2001 and the Company was delisted effective February 21, 2002. The Company made an unsuccessful application for listing on the Canadian Venture Exchange in February 2001.

B. PLAN OF DISTRIBUTION

Not applicable

C. MARKETS

The Company's common shares were traded on the Toronto Stock Exchange in Canada but at present are suspended from trading. The Company then applied for a listing on the Canadian Venture Exchange. The Company received notice on March 7, 2001 that the Canadian Venture Exchange had denied its listing application for failure to meet all of the minimum listing requirements.

The Company currently trades on the OTCBB under the symbol CDGEF.

C.

SELLING SHAREHOLDERS

Not applicable.

D.

DILUTION

Not applicable.

E.

EXPENSES OF THE ISSUE

Not applicable.

Item 10:

A.

SHARE CAPITAL

Not applicable.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

1.

Company's Objects and Purposes

These are set out on page 1 of the Memorandum of Association dated May 31, 1979 and are as follows:

a) To locate, patent, purchase, lease, exchange, trade for, or otherwise acquire, and to hold, own, use, operate, work extend, improve and develop, and to sell, exchange, assign, transfer, mortgage, grant security interests in, lease or otherwise dispose of, in whole or in part, and wherever situated, mines, mining rights and claims, metalliferous lands, quarries, quarry rights, water, water rights, ditches, reservoirs, oil and gas properties and interests therein, and any rights, rights of way, easements privileges, permits or franchises suitable or convenient for any of the purpose of the business, and to deal in the same in every way;

b) To quarry, mine, drill excavate, produce, purchase, lease prospect for, claim and otherwise acquire, and to process, refine and develop, and to sell, exchange, trade, deal in and with, and otherwise dispose of asbestos, sulphur, copper, coal, lead, silver, gold, gas, oil, oil shale, and other minerals, ores and properties of every kind and nature, and of earth, rock, sand, shale and other substances containing mineral or ore deposits;

c) To manufacture, produce, purchase, lease or otherwise acquire, and to use, operate, improve, repair, replace and develop, and to sell, trade, exchange, lease and otherwise dispose of any and all materials, machinery, facilities, appliances, products, equipment or supplies proper or adapted to be used in or in connection with or incidental to the prospecting, development, production, processing, preparation, shipment and delivery of any of the foregoing minerals and ores and any by-products therefrom;

d) To do any and all things incidental to the foregoing objects, or necessary, expedient, or proper to be done in connection with the matters and things herein before set out, either within or without the Province of Alberta and the Dominion of Canada;

e) To take part in management, supervision or control of the business or operations of any company or undertaking;

f) To borrow, or raise and secure the payment of money in such manner and on such terms as may seem expedient, and in particular, and without in any way limiting the generality of the foregoing, to mortgage and charge the undertaking and all or any of the uncalled capital for the time being of the Company, and to issue at par, or at a premium or discount, bonds, debentures, mortgage debentures and debenture stock payable to bearer or otherwise, either permanent or redeemable and collaterally, grant securities under the Bank Act and to secure any or all of the writings or assurances, and to issue and deposit any securities which the Company has power to issue by way of mortgage to secure any sum less than the nominal amount of such securities, and also by way of security for the performance of any contracts or obligations of the Company;

g) To pay all or any of the expenses incurred in connection with the formation, promotion, organization and incorporation of the Company; and

h) To guarantee the contracts, debts, securities, debentures, promissory notes and other obligations of any person, firm or corporation whatsoever.

2. Directors

a) Director's power to vote on a proposal, arrangement or contract in which the director is materially interested:

According to the Company's By-Law No. 1, except as required by the Alberta Business Corporations Act ("the Act"), no director is obliged to make any declaration or disclosure of interest or refrain from voting.

b) Director's power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body: in accordance with By-Law No. 1 and the Articles of Association, the directors will be paid such remuneration for their services to the Company as the board from time to time determines. There is no specification regarding an "independent quorum" although a quorum is required for any meeting.

c) Borrowing Powers

Without limiting the powers of the Company as set forth in the Act, the board may from time to time cause the Company to

1) borrow money on credit of the Company,

2)  to the extent permitted by the Act, give guarantees on behalf of the Company to secure the performance of any present or future indebtedness or other obligation of another person,

3) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured, and

4) charge, mortgage, hypothecate, pledge or otherwise create a security interest in any or all property of the Company, currently owned or subsequently acquired, to secure any present or future indebtedness or other obligation of the Company.

To the extent permitted by The Act, the board may from time to time delegate to a committee, or to one or more of the directors and officers of the Company, all or any of the powers conferred on the board to such extent and in such manner as the board from time to time determines.

d) Retirement

There is no specification in the Company's Articles of Association or Charter or By-laws that indicate an age limit regarding retirement or non-retirement.

e) Number of Shares

A director is not required to be a shareholder of the Company in accordance with the "Articles of Association".

3. Rights, Preferences, Restrictions of Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value in accordance with Articles of Amendment dated April 30, 1987. All of the following pertains to common shares:

a) Dividend Rights

Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends declared shall be paid to the shareholders in proportion to the number of shares held by them. Notice of any dividend that may have been declared shall be given to each member in manner hereinafter mentioned and all dividends unclaimed for three years after having been declared may be forfeited by the Directors for the benefit of the company.

b) Voting Rights

On a show of hands every member personally present and every duly appointed proxy or representative of a member attending the meeting shall have one vote, and on a poll every member, proxy or representative attending the meeting and entitled to vote shall have one vote for each share of which he is the holder, proxy or representative.

At the first annual general meeting and at every succeeding annual general meeting all of the Directors however appointed or elected shall retire from office. A retiring Director shall retain office until the dissolution of the meeting at which his successor is elected. A retiring Director shall be eligible for re-election.

c) Rights to share in the Company's profits

There are no rights assigned pursuant to the Company's Articles or By-Laws that are in addition to those assigned by the Business Corporations Act.

d) Rights to share in surplus

     There are no rights assigned pursuant to the Company's Articles or By-Laws that are in addition to those assigned by the Business Corporations Act.

e) Redemption Provisions

There are no redemption provisions in the Articles or By-Laws.

f) Sinking Fund Provisions

There are no sinking fund provisions in the Articles or By-Laws.

g) There are no provisions for liability to further capital calls in the By-Laws or Articles.

h) There are no provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

4. In order to change the rights of the holders of capital stock the Company would have to create another class of shares and have the holders exchange their shares for those of the other class. The Company, is, however, only authorized to issue common shares at this time. Conditions to change are not more significant than is required by law.

5. In accordance with the Business Corporations Act of Alberta:

The directors of a corporation shall call an annual meeting of shareholders to be held not later than fifteen months after holding the last annual meeting and may, at any time, call a special meeting of shareholders. Notice of the time and place of the meeting shall be communicated to shareholders of record entitled to vote, directors and auditors not less than 21 days and not more than 50 days before the meeting.

The Company does not limit who may attend its annual meetings to shareholders, directors and auditors.

The holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

In accordance with the Company's Articles of Association:

The Directors may whenever they think fit convene an extraordinary general meeting at such time and place as they may determine. The board shall upon the requisition of the holders of not less than one-tenth of the issued voting share capital, at the time of the requisition, of the Company forthwith proceed to convene an extraordinary general meeting of the company and at an extraordinary general meeting called in pursuance of a requisition, unless such meeting shall have been called by the Board, no business other than that stated in the requisition as the objects of the Meeting shall be transacted thereat.

Where it is proposed to pass a Special Resolution at the general meeting such notice as is required to be given by The Companies Act and in all other cases at least seven day's notice specifying the day, hour and place of every shareholders' meeting and in the case of special business the general nature of such business shall be served in one of the manners hereinafter provided on the members registered in the shareholder's register at the time such notice is served or if a record date has been fixed by the Directors, on the members registered in the shareholders' register at the record date so fixed; provided always that a meeting of shareholders may be held for any purpose, at any time and at any place without notice, if all the shareholders entitled to notice of such meeting are present in person or represented thereat by proxy or if the absent shareholders shall have signified (whether before or after the meeting) their assent in writing to such meeting being held. Notice of any meeting or any irregularity in any meeting or in the notice thereof may be waived by any shareholders or the duly appointed proxies of any shareholders. It shall not be necessary to give notice of any adjourned meeting.

Business may be transacted at this meeting if there is at least one individual present at the commencement of the meeting holding, or representing by proxy the holder or holders of, shares carrying in the aggregate not less than 5% of the votes eligible to be cast at the meeting.

No business shall be transacted at a general meeting unless the quorum requisite shall be present at the commencement of the meeting.

6. There are no known limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights except that, in accordance with the Business Corporations Act of Alberta, the Company is prohibited from holding shares in itself and subsidiaries are also prohibited from acquiring shares of the Corporation.

7. There are no provisions in the Company's Articles of Association, Charter or By-Laws that would have the effect of delaying, deferring, or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring.

8. There are no By-Law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

9. There are no significant differences in the law applicable to the Company in the areas outlined in 2 to 8 above in Canada versus the United States.

10. The conditions imposed by the Memorandum and Articles of Association governing changes in capital are not more stringent than is required by law.

C. MATERIAL CONTRACTS

There have been no material contracts entered into in the two immediately preceding years other than in the ordinary course of business with the exception of the sale of the Saskatchewan property portfolio discussed in detail in Item 4, A, (4)(d) and in note 5 to the financial statements.

D. EXCHANGE CONTROLS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital including the availability of cash and cash equivalents for use by the Company's group, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements (see E, Taxation, below).

E. TAXATION

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Company for a shareholder of the Company who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder and on the Company's understanding of the current administrative practices of Revenue Canada, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada before the date hereof. It has been assumed that there is no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own tax advisor.

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

Dispositions of Common Shares

The following comments apply only to a shareholder whose common shares of the Company constitute capital property to him for the purposes of the Tax Act. Shares will generally constitute capital property unless the holder is a trader or dealer in securities or is engaged in an adventure in the nature of trade in respect of the shares.

A taxpayer's capital gain or capital loss from a disposition of a common shares of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One-half of such capital gain (taxable capital gain) is included in income and taxed at normal rates. One-half of such a capital loss in a year (allowable capital loss) is deductible from taxable capital gains realized in the same year. An allowable capital loss that is not deductible in the year incurred may, except on change of control of a corporate shareholder, be carried back three years or carried forward indefinitely to later years for deduction from net taxable capital gains of any of those years.

If a common share of the Company is disposed of to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will be considered as limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend and taxed in accordance with the rules governing the taxation of dividends set out above.

Under the Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses realized on a disposition of "taxable Canadian property." Common shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if he used the shares in carrying on business in Canada, or if at any time in the five years preceding the disposition 25% of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm's length, and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

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

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable

H.	DOCUMENTS ON DISPLAY

Any documents referred to herein may be examined at the Company's offices at 500, 926-5th Avenue S.W., Calgary, Alberta, Canada.

I. SUBSIDIARY INFORMATION

Not required - see financial statements

Item 11: QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at September 30, 2002, the Company had no material items which required disclosures under this item.

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

Item 13: DIVIDEND ARREARAGES AND DELINQUENCIES

During fiscal 2001 legal action was commenced against the Company and its 100% owned subsidiary Waddy Lake Resources Inc. ("Waddy Lake") as well as certain officers and directors to recover amounts owing by Waddy Lake to Procon Mining and Tunnelling Ltd. ("Procon"), a company that acted as mining contractor during the operation of the Komis mine. Procon is seeking to recover $1,154,133 owing to it by Waddy Lake in addition to interest thereon and damages for negligent misrepresentation. The payable for $1,154,133, dating back to fiscal 1997, has been included in the Company's consolidated financial statements since it became due.

Although management feels optimistic about the eventual outcome of this action, in particular that the non-consolidated assets of the Company cannot be encroached upon to pay the Waddy Lake liability, the end result of the action cannot be determined at this time.

The Company is in arrears on certain leases and property taxes payable to the Saskatchewan Government, pertaining to the Komis mine and Jolu Mill properties, in the amount of approximately $232,000 including accrued interest. This amount is reflected in the current liabilities in the Consolidated Financial Statements of the Company. Subsequent to year-end it was agreed that these liabilities - would be assumed by the purchaser of the Jolu Mill - see Item 4, A (4)(b).

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to the constituent instruments defining the rights of the holders of the Common shares. The rights evidenced by the Common Shares have not been materially limited or qualified by the issuance or modification of any other class of securities or debt.

Item 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. As required by Rule 13a-15 under the Securities Exchange Act of 1934, within the 90 days prior to the filing date of this report, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of the Company's principal executive officer as well as the Company's principal financial officer, who concluded that the Company's disclosure controls and procedures are effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company's principal executive officer and the Company's principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Controls. There were no significant changes in our internal controls or in other factors that could significantly affect these internal controls subsequent to the date of their evaluation.

Item 16: RESERVED

PART III

Item 17: FINANCIAL STATEMENTS

See the Consolidated Financial Statements listed in Item 19 hereof and filed as part of this Annual Report.

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

Item 18 : FINANCIAL STATEMENTS

(Inapplicable - see Item 17 "Financial Statements" above)

Item 19 : FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Consolidated balance sheets of the Company for the years ended September 30, 2002 and 2001, and Consolidated Statements of Operations, Shareholders' Equity and Cash Flow for each of the years in the three year period ended September 30, 2002.

(b) Exhibits

1.1 Consolidated Financial Statements for the year ended September 30, 2002.

99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED at Calgary, Alberta, this 18th day of March, 2003.

CDG INVESTMENTS INC.

/s/ James Devonshire

By: James Devonshire

President/Director/Chief Executive Officer

CERTIFICATIONS

I, James Devonshire, certify that:

1. I have reviewed this annual report on Form 20-F of CDG Investments Inc. (also herein "the Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the Evaluation Date); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The Registrant's other certifying Officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 18th, 2003

/s/ James Devonshire

James Devonshire

Director, Chief Executive Officer, and President

CERTIFICATIONS

I, Gregory H. Smith, certify that:

1. I have reviewed this annual report on Form 20-F of CDG Investments Inc.(also herein "the Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the Evaluation Date); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 18th, 2003

/s/ Gregory H. Smith

Gregory H. Smith

Chief Financial Officer/Director

     EXHIBIT 99.1 CDG INVESTMENTS INC.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CDG Investments Inc. (the Company) on Form 20-F for the period ending September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, James Devonshire, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ James Devonshire

James Devonshire

Chief Executive Officer and President

March 18th, 2003

     EXHIBIT 99.1 CDG INVESTMENTS INC.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CDG Investments Inc. (the Company) on Form 20-F for the period ending September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Gregory Smith, Chief Financial Officer and a Director of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Gregory Smith

Gregory Smith

Chief Financial Officer and Director

March 18th, 2003

FORM 20-F

REGISTRATION STATEMENT - CDG INVESTMENTS INC.
EXHIBIT INDEX

1.1

Consolidated Financial Statements for the year ended September 30, 2002 including the following:

i)                Auditors' Report

ii)               Consolidated Balance Sheets

iii)              Consolidated Statements of Operations

iv)             Consolidated Statements of Shareholders' Equity

v)              Consolidated Statements of Cash Flow

vi)             Notes to the Consolidated Financial Statements

CDG INVESTMENTS INC.

 Consolidated Financial

 Statements

September 30, 2002

Contents

Page

Auditors' Report	1

Consolidated Balance Sheets	2

Consolidated Statements of Operations	3

Consolidated Statements of Shareholders' Equity	4

Consolidated Statements of Cash Flow	5

Notes to the Consolidated Financial Statements	6-17

Grant Thornton LLP

Chartered Accountants

Management Consultants

Canadian Member Firm of

Grant Thornton International

Report of Independent Auditor

To the Shareholders of

CDG Investments Inc. (formerly "Golden Rule Resources Ltd.")

We have audited the consolidated balance sheets of CDG Investments Inc. as at September 30, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in Canada for the years ended September 30, 2002 and 2001 and in accordance with auditing standards generally accepted in the United States of America for the year ended September 30, 2002. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2002 and 2001 and the consolidated results of its operations and cash flows for the years ended September 30, 2002 in accordance with generally accepted accounting principles in Canada.

(Signed) "Grant Thornton LLP"

Calgary, Alberta, Canada                                                                                                                               Grant Thornton LLP

December 16, 2002                                                                                                                                       Chartered Accountants

Suite 2800

500 - 4 Avenue S.W.

Calgary, Alberta

T2P 2V6

Tel: (403) 260-2500

Fax: (403) 260-2571

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(A Development Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian $)

September 30	2002	2001
ASSETS
CURRENT
Cash and cash equivalents	$ 24,334	$ 324,459
Accounts receivable	27,393	37,154
Prepaids and deposits	80,291	109,232

	132,018	470,845

INVESTMENTS Note 3	2,751,909	2,298,588

RECLAMATION DEPOSIT Note 4	374,000	374,000

EXPLORATION PROPERTIES Note 5	968,063	2,016,355

CAPITAL ASSETS Note 6	18,602	22,133

	$ 4,244,592	$ 5,181,921

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 391,784	$ 338,550

WADDY LAKE LIABILITY Note 11	1,154,133	1,154,133

RECLAMATION LIABILITY Note 4	330,000	330,000

	1,875,917	1,822,683

SHAREHOLDERS' EQUITY
CAPITAL STOCK Note 7	42,644,074	42,644,074

CONTRIBUTED SURPLUS	172,594	172,594

DEFICIT	(40,447,993)	(39,457,430)

	2,368,675	3,359,238

	$ 4,244,592	$ 5,181,921

CONTINGENT LIABILITY Note 11

"James Devonshire"

 "Gregory Smith"

James Devonshire

Gregory Smith

President/Director

/CEO                                                                                                  Chief Financial Officer/Director

See accompanying notes to the financial statements.

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(A Development Stage Company)

Consolidated Statements of Operations

(Expressed in Canadian $)

Years Ended September 30	2002	2001	2000

REVENUE
Interest	$ 6,896	$ 44,153	$ 37,452
Recovery of indirect costs and other	16,772	17,306	33,120

	23,668	61,459	70,572

EXPENSES
General and administrative Abandonment and write-down of mineral properties	403,337	451,221	918,122
and equipment	1,000	5,307,153	2,231,487
Write-down of assets	-	-	50,723
Loss on disposal of assets	-	-	16,835
Reclamation expense	-	-	274,994
Amortization and depreciation	5,071	10,521	34,633

	409,408	5,768,895	3,526,794

LOSS FROM OPERATIONS	(385,740)	(5,707,436)	(3,456,222)

OTHER
Gain on disposal of investments	1,279	407,620	-
Write-down of investments	(506,631)	-	(87,700)
Equity in loss of investees	(82,121)	(681,847)	(1,841,570)

	(587,473)	(274,227)	(1,929,270)

LOSS BEFORE INCOME TAXES	(973,213)	(5,981,663)	(5,385,492)

INCOME TAXES (Note 10)	(17,350)	(34,063)	465,500

NET LOSS	$ (990,563)	$ (6,015,726)	$ (4,919,992)

LOSS PER SHARE, basic and diluted	$ (0.04)	$ (0.21)	$ (0.18)

Weighted average number of shares outstanding	28,154,081	28,154,081	26,654,081
-basic and diluted

See accompanying notes to the financial statements.

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(A Development Stage Company)

Consolidated Statements of Shareholders' Equity

(Expressed in Canadian $)

Years Ended September 30
	Common Shares		Contributed
	Number	Amount	Surplus	Deficit

Balance, September 30, 1999	26,654,081	$47,528,574	$ 172,594	$(33,473,712)

Net Loss	-	-	-	(4,919,992)

Shares to be issued on Settlement of lawsuit (Note 8)	1,500,000	67,500	-	-

Balance, September 30, 2000	28,154,081	47,596,074	172,594	(38,393,704)

Adoption of new accounting policy (Note 10)	-	(4,952,000)	-	4,952,000

Net Loss	-	-	-	(6,015,726)

Balance, September 30, 2001	28,154,081	42,644,074	172,594	(39,457,430)

Net Loss	-	-	-	(990,563)

Balance, September 30, 2002	28,154,081	$42,644,074	$172,594	$(40,447,993)

See accompanying notes to the financial statements.

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(A Development Stage Company)

Consolidated Statements of Cash Flow

(Expressed in Canadian $)

Years Ended September 30	2002	2001	2000

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

OPERATING ACTIVITIES

Cash operating expenses	$ (292,620)	$ (409,434)	$ (885,352)
Interest and other income received	23,668	61,459	70,573
Receipt of unexpended advance	-	241,500	-

	(268,952)	(106,475)	(814,779)

INVESTING ACTIVITIES

Mineral property additions	(39,000)	(42,537)	(134,889)
Purchase of investments	(30,000)	(598,850)	(3,023)
Other assets	(1,540)	2,674	121,750
Partial receipt of reclamation deposit	-	130,000	-
Proceeds on disposal of assets	39,367	632,621	15,842

	(31,173)	123,908	(320)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(300,125)	17,433	(815,099)

CASH AND CASH EQUIVALENTS:

Beginning of year	324,459	307,026	3,123,697
Less cash included above pertaining to companies formerly consolidated and now equity-accounted	-	-	(2,001,572)

End of year	$ 24,334	$ 324,459	$ 307,026

Supplemental Information:

1. The Company did not expend cash on interest or income taxes during the years ended September 30, 2002 and September 30, 2000. During the year ended September 30, 2001, the company expended $34,063 on income taxes and $nil on interest.

2. The Company sold mineral properties during the year ended September 30, 2002 in exchange for non-cash consideration valued at $1,048,292. (see note 5)

See accompanying notes to the financial statements

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001

(Expressed in Canadian $)

1. NATURE AND CONTINUANCE OF OPERATIONS AND NAME CHANGE

On April 29, 2002 the Company changed it name from Golden Rule Resources Ltd. to CDG Investments Inc.

The Company has been engaged in the business of mineral exploration and development. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received significant revenue from mining operations and hence is considered to be in the development stage.

Concurrent with the sale of the Company's Saskatchewan property portfolio, more completely described in note 5 to the financial statements, the Company shifted its focus to that of an Investment Company, concentrating on the mineral exploration sector.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete their development, and upon future profitable operations; or alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

Continued operations of the Company are dependent on the Company's ability to complete equity or debt financings or realize substantial proceeds on the sale of investments in the future. These financial statements have been prepared under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Accordingly they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts that differ from those reflected in these financial statements.

The company has addressed its immediate working capital needs with the $287,500 debenture offering described in Note 14, Subsequent Event. The Company is also attempting to negotiate to reduce certain lease liabilities pertaining to the Saskatchewan mineral properties that were sold. However, there are no assurances that these can be reduced.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, and the 100% owned subsidiaries, GR Capital Corporation and Waddy Lake Resources Inc.

Acquisition of interests in subsidiary corporations are accounted for by the purchase method. The excess or deficiency of consideration paid for shares of the subsidiary corporations over the book value of their assets, at the date of acquisition, is allocated to mineral properties and is subject to the accounting policy stated in Note 2.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as mineral properties (see note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes bank deposits, term deposits and treasury bills with maturities equal to or less than 90 days.

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001

(Expressed in Canadian $)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exploration Properties

Costs capitalized

All costs relating to the exploration and development of mineral properties are capitalized on an area of interest basis. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds from any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. When an area of interest is abandoned, or management determines that there is a permanent and significant decline in value, the related accumulated costs are charged to operations.

When an area of interest is determined to be economically viable and pre-production activities have commenced, costs associated with that area of interest are transferred to production properties and all development costs, related financing costs, and initial start-up operations are capitalized until a commercial production level is reached.

Capital Assets

Capital Assets are recorded at cost. Depreciation is provided on a declining balance basis at annual rates of 20% - 30%.

Flow-Through Common Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

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

Foreign Currency

Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign currency denominated non-monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect on the transaction date. Revenue and expense items are translated at average exchange rates for the period.

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001

(Expressed in Canadian $)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

The fair market value of cash and term deposits, accounts receivable and accounts payable and accrued liabilities approximate their carrying value as a result of the short-term nature of the instruments or the variable interest rate associated with the instrument.

Reclamation costs

The Company's activities have primarily been focused on exploration directed toward the discovery of mineral resources. When it is determined that future reclamation costs, including site restoration costs, are likely, and the amounts can be reasonably estimated, the costs thereof are accrued.

Earnings (Loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

Income Taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock Option

Compensation costs for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation costs for stock awards is recorded based on the quoted market value of the Company's stock at the time of grant Consideration paid on the exercise of stock options is credited to capital stock.

3. INVESTMENTS	2002 Carrying Value	2001 Carrying Value

Portfolio investments (market value $2,696,000; 2001 - $446,000)	$1,199,292	$663,850
Equity-accounted investments (market value $734,678, 2001 - $575,000)	1,552,617	1,634,738
	$2,751,909	$2,298,588

Included in portfolio investments above, is the Company's $1,048,292 investment in Golden Band Resources Inc., (Golden Band), (see Note 5). The shares in Golden Band are subject to an escrow agreement, pursuant to which the company has agreed not to sell greater than 10% of the 11,569,202 shares in any calendar quarter until March 7, 2004. In addition, Golden Band and the Company have entered into an anti-dilution agreement for the purpose of granting the Company the right to maintain its proportionate interest in Golden Band.

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001

(Expressed in Canadian $)

4. RECLAMATION DEPOSIT

The Company has established an irrevocable letter of credit with the Province of Saskatchewan for $374,000, (2001 -$374,000), as security for the reclamation of the Komis Mine and Jolu Mill. The letter of credit is supported by a term deposit. The Company substantially completed the Komis mine reclamation in fiscal 2000 and consequently the Province of Saskatchewan released a portion of the letter of credit in 2001.

Estimated reclamation costs of $330,000 pertaining to the Jolu Mill have been accrued. Once reclamation has been completed to the satisfaction of the Government of Saskatchewan, the $374,000 letter of credit will be released and the $374,000 term deposit will be available to the Company as unrestricted cash.

5. EXPLORATION PROPERTIES

	2002	2001
Mineral Claims
Balance, beginning of year	$238,340	$641,353
Dispositions	(98,914)	-
Costs incurred	-	18,691
Abandonments and write-downs	-	(421,704)
Balance, end of year	$139,426	$238,340

Exploration and Development Expenditures
Balance, beginning of year	$1,778,015	$6,089,617
Dispositions	(949,378)	-
Costs incurred	-	23,846
Abandonments and write-downs	-	(4,335,448)
Balance, end of year	$828,637	$1,778,015
Total	$968,063	$2,016,355

During the year ended September 30, 2002, the Company entered into an agreement to sell its mineral holdings within the La Ronge Gold Belt, Saskatchewan, to Golden Band Resources Inc., (Golden Band), a publicly-listed company. The proceeds of the sale are comprised of 11,569,202 shares of Golden Band and share purchase warrants to acquire a further 2,892,202 common shares of Golden Band at a price of $0.15 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year. The value assigned to the proceeds is $1,048,292, based on the average trading price of the Golden Band shares during a reasonable period before and after the announcement of the transaction. The mineral properties that were the subject of this agreement were carried on the Company's books at September 30, 2001 at $1,048,292, as they were written-down at that time to approximate the value of the transaction that was not yet finalized at that date.

The sale agreement closed subsequent to September 30, 2002 when final regulatory approval was received. The transaction has been recorded at the Company's 2002 year-end resulting in the elimination of the Saskatchewan properties and the recording of the investment in Golden Band (see note 3).

6. CAPITAL ASSETS

	2002	2001
Equipment	$475,551	$474,012
Accumulated depreciation	(456,949)	(451,879)
Net book value	$18,602	$22,133

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001

(Expressed in Canadian $)

7. CAPITAL STOCK

a) Authorized

Unlimited number of common shares without nominal or par value.

b) Outstanding Option and Warrants

i) Stock Options
	Number of Shares
Expiry Date	2002	2001	Price
December 5, 2001	-	30,000	$3.33
January 16, 2002	-	25,000	$0.25
January 26, 2002	-	600,000	$11.17
February 19, 2002	-	50,000	$8.91
March 5, 2003	200,000	200,000	$0.86
March 5, 2003	135,800	135,800	$0.25
November 9, 2004	575,000	625,000	$0.25
June 4, 2007	1,675,000	-	$0.11
	2,585,800	1,665,800

ii) Stock Option Transactions
	Number of Options	Weighted Average Exercise Price
As at September 30, 2000	1,780,800	$4.39
Cancelled/Expired	(115,000)	$1.81
As at September 30, 2001	1,665,800	$4.57
Cancelled/Expired	(755,000)	$9.62
Granted	1,675,000	$0.11
As at September 30, 2002	2,585,800	$0.21

iii) Warrants

At September 30, 2002 and September 30, 2001, 3,000,000 share purchase warrants were outstanding exercisable at a price of $0.65 per share to March 14, 2006 (see note 8).

8. LAWSUIT

On July 27, 2000 the United States District Court for the Eastern District of Pennsylvania issued a final judgment and an order of dismissal of a class action brought against the Company and certain directors by a proposed class of shareholders who purchased shares during a specified period and allegedly suffered a loss as a result.

The Court determined that the terms of the settlement of the class action were fair, reasonable and adequate and in the best interests of the members of the plaintiff class. Pursuant to the settlement agreement, the Company issued to the qualifying Claimants 1,500,000 common shares of Golden Rule and Settlement Warrants to purchase 3,000,000 shares at an exercise price of Cdn. $0.65 per share for a term of 5 years from the Distribution Date.

The share transactions and estimated legal settlement expenses were recognized in the Company's financial statements during the year ended September 30, 2000. Based on a share price of $0.055, the settlement resulted in a charge to earnings of $192,500, including the $110,000 administration fee, and an increase to share capital of $67,500 after deducting estimated share issue expenses of $15,000.

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001

(Expressed in Canadian $)

9. RELATED PARTY TRANSACTIONS

The Company's equity-accounted investees and corporations in which certain of the Company's officers or directors are shareholders have provided services, at usual professional rates, as outlined below:

	2002	2001	2000

Geological and exploration	$ -	$ 29,000	$ 48,000
Rent and direct administrative	63,000	60,000	83,000
	$ 63,000	$ 89,000	$ 131,000

10. INCOME TAXES

a) On October 1, 2000, the Company retroactively adopted, without restatement of prior financial statements, the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants. The liability method of calculating income taxes is based upon the difference between the financial and tax bases of assets and liabilities. Previously the Company used the deferral method, which was based upon the differences between the timing of reporting income and expenses for financial and income tax purposes.

The effect of this change in accounting policy was to decrease the deficit by $4,952,000 and decrease share capital by $4,952,000. The adjustments were the result of the tax treatment of flow-through share issues.

The following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2002	2001	2000

Computed expected tax recovery at a combined Provincial
and Federal rate of 39.8% (2001, 2000 - 44.6%)	$387,000	$2,668,000	$2,402,000
Effect on income taxes resulting from:
Net non-deductible	-	-	(671,800)
Non-recognition of losses and future tax benefits for
financial statement purposes	(387,000)	(2,668,000)	(1,264,700)

Future income tax recovery	-	-	465,500
Current income tax expense relating to a prior
year's reassessment	(17,350)	(34,063)	-

Total income tax (expense) recovery	$(17,350)	$(34,063)	$465,500

The significant components of the Company's future income tax asset were as follows:

	2002	2001
	(at 39.8%)	(at 44.6%)

Losses carried forward	$2,137,000	$2,424,000
Tax values in excess of book values:
Mineral properties and capital assets	8,631,000	8,341,000
Investments	872,000	621,000
Reclamation cost accruals	131,000	100,000

Future income tax assets before
valuation allowance	11,771,000	11,486,000
Valuation allowance	(11,771,000)	(11,486,000)

Future income tax asset	$-	$-

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001

(Expressed in Canadian $)

b) The Company and its subsidiary, Waddy Lake Resources Inc., have accumulated non-capital losses for Canadian income tax purposes of approximately $5,370,000. Unless sufficient taxable income is earned in future years these losses will expire as follows:

2003	$2,065,000
2004	1,793,000
2005	13,000
2006	526,000
2007	828,000
2008	81,000
2009	64,000
$5,370,000

c) The Company and its subsidiaries have available the following amounts which may be deducted, at the annual rates indicated below, in determining taxable income of future years:

	2002	2001	2000	Rate

Canadian exploration expense	$17,738,000	$17,798,000	$17,788,000	100%
Canadian development expense	1,234,000	533,000	532,000	30%
Foreign exploration and development
Expense	1,938,000	1,939,000	1,906,000	10%
Undepreciated capital cost	1,763,000	1,762,000	1,767,000	20-100%
Share issue costs	15,000	21,000	18,000	20%

	$22,688,000	$22,053,000	$22,011,000

11. CONTINGENT LIABILITY

A Statement of Claim has been filed against the Company, its 100% owned subsidiary, Waddy Lake Resources Inc., ("Waddy Lake"), and certain current and past directors and officers of the two companies seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid. The disputed $1,154,133 owing has been recorded as a non-current Waddy Lake liability in the consolidated financial statements of the Company both at September 30, 2002 and September 30, 2001. Waddy has no assets to settle this liability and management believes that CDG assets cannot be accessed to settle any part of the liability, hence the exclusion of the liability from current assets. The Company has a secured debenture in the amount of $4,000,000 plus accrued interest thereon of $2,950,000 due from Waddy Lake that would take priority over any unsecured claims. No estimates have been made for accrued interest or damages as the amount, if any, that may eventually be payable cannot be determined at this time. The Company intends to defend the legal action vigorously.

12. SEGMENTED INFORMATION

a) Identifiable assets by significant geographic segment are as follows:

	2002	2001
Canada	$3,276,546	$4,213,875
Mexico	968,046	968,046
	$4,244,592	$5,181,921

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001

(Expressed in Canadian $)

12.  SEGMENTED INFORMATION (Continued)

b) Segmented loss before income taxes by significant geographic segment is as follows:

2002 - The loss before income taxes for the year ended September 30, 2002 was wholly attributable to Canadian operations.

2001 - With the exception of the write-down of Mexican mineral properties of $28,746; the loss before income taxes for the year ended Septemer 30, 2001 was attributable to Canadian operations.

Revenue is wholly attributable to Canadian operations in both 2002 and 2001.

	Total	Canada	United States	Africa	Mexico
2000 Loss from operations: Revenue net of administrative costs, amortization and depreciation	$ (882,183)	$(823,557)	$ (1,034)	$ (57,592)	$ -

Abandonments and write-down

 of mineral properties

 and equipment

Write-down of assets

Loss on disposal of assets

Reclamation expense

Loss from operations

Other

Write-down of investments

Equity in loss of investees

Total other

Loss before income taxes

	(2,231,487) (50,723) (16,835) (274,994) (3,456,222) (87,700) (1,841,570) (1,929,270) $(5,385,492)	(1,448,963) (49,423) - (274,994) (2,596,937) (13,400) (983,393) (996,793) $(3,593,730)	- - - - (1,034) (74,300) - (74,300) $(75,334)	(198,919) (1,300) (16,835) - (274,646) - (858,177) (858,177) $(1,132,823)	(583,605) - - - (583,605) - - - $(583,605)

13. COMPARATIVE FIGURES

Certain 2001 figures have been reclassified to conform with the financial statement presentation adopted in the current year.

14. SUBSEQUENT EVENT

On December 16, 2002, the Company closed a $287,500 convertible debenture financing. The convertible debentures mature December 17, 2005 at which time the principal plus accrued and unpaid interest becomes payable. Interest accrues from December 16, 2002 at 6% per annum, payable semi-annually on March 31 and September 30.

The debentures are convertible in whole or in part, at the option of the holder, into units, comprised of one common share and one share purchase warrant, at $0.10 per unit to December 17, 2004 and $0.11 per unit from December 17, 2004 to December 17, 2005. Each warrant, which expires two years after conversion of the debenture, may be exercised to purchase one common share at $0.10 per share in the first year ended December 17, 2003, $0.11 per share during the second year, $0.12 per share during the third year, $0.13 per share during the fourth year and $0.14 per share during the year ended December 17, 2007.

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001

(Expressed in Canadian $)

14. SUBSEQUENT EVENT (Continued)

The debenture is redeemable, in whole or in part after December 17, 2003, at the option of the Company upon prescribed notice and payment of principal and interest owing on the redemption date, provided that the following conditions exist:

a) the Company's common shares are listed for trading on a recognized stock exchange,

b) the weighted average price of the shares, for 30 consecutive trading days ended not more than five trading days preceding the notice of redemption date, was at least 125% of the conversion price in effect, and

c) the total volume of shares traded on all stock exchanges is not less than 250,000 during the aforementioned 30 trading days.

The debentures are secured by a first floating charge over substantially all of the Company's assets, both current and future, with the exception of the Jolu Mill and any other Saskatchewan property or assets.

15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND UNITED STATES

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

b) Deferred exploration costs

Under Canadian GAAP the costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis and charged against income through unit-of-production depletion, when properties are developed to the stage of commercial production. Costs related to abandoned properties, and costs related to properties which the Company has assessed, based on the price of metals/minerals and general economic and market conditions, as not viable, are charged to other expenses in the year in which such determination is made.

Under US GAAP the costs relating to the exploration of mineral properties as defined above, which have not led to the identification of a commercially feasible property, are expensed in the year incurred and are charged to income (loss) from operations. As a result, all costs associated with the exploration properties described in Note 5 have been written off for US GAAP purposes.

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001

(Expressed in Canadian $)

15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND UNITED STATES(Continued)

c) Stock options

Under United States GAAP, granting of stock options to employees and directors may give rise to a charge to income for compensation. For the purposes of this reconciliation from Canadian to United States GAAP the Company has prepared its financial statements in accordance with APB 25, as permitted by FAS 123, under which stock options are measured by the intrinsic value method whereby, management, employee and director compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price equalled the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized.

d) Sale of Saskatchewan Mineral Properties

Under Canadian GAAP financial statements should be adjusted when events occurring between the date of the financial statements and the date of their completion provide additional evidence relating to conditions that existed at the date of the financial statements. Consequently the sale of the Saskatchewan mineral properties, which closed subsequent to year-end, was recorded at the year-end for Canadian GAAP purposes. US GAAP would dictate that the transaction would be recorded subsequent to year-end, on the closing date, and disclosed as a subsequent event in the September 30, 2002 financial statements. For US GAAP, the effect on the subsequent period's financial statements would be to record an equity investment in Golden Band Resources Inc. in the amount of $1,048,292 and a gain on sale of $1,048,292, as these properties were previously written-off for US GAAP purposes.

CDG Investments Inc.

(formerly Golden Rule Resources Ltd.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001

(Expressed in Canadian $)

15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND UNITED STATES(Continued)

The effect of the above differences on the Company's financial statements is set out below:

Consolidated Balance Sheets	2002		2001
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	($)	($)	($)	($)
Cash and cash equivalents	24,334	24,334	324,459	324,459
Accounts Receivable	27,393	27,393	37,154	37,154
Prepaids	80,291	80,291	109,232	109,232
Investments	2,751,909	151,000	2,298,588	663,850
Reclamation deposit	374,000	374,000	374,000	374,000
Exploration properties	968,063	-	2,016,355	-
Capital assets	18,602	18,602	22,133	22,133
Accounts payable and accrued liabilities	391,784	391,784	338,550	338,550
Waddy Lake liability	1,154,133	1,154,133	1,154,133	1,154,133
Reclamation Liability	330,000	330,000	330,000	330,000
Deficit	(40,447,993)	(44,016,965)	(39,457,430)	(43,108,523)

Consolidated Statements of Operations	2002	2001	2000

Loss from operations under Canadian GAAP	$ (385,740)	$ (5,707,436)	$ (3,456,222)
Interest income	(6,896)	(44,153)	(37,452)
Abandonments added back	1,000	4,757,153	2,091,317
Exploration expenses	(1,000)	(42,537)	(611,266)
Loss from operations under US GAAP	$ (392,636)	$(1,036,973)	$(2,013,623)

	2002	2001	2000
Net loss under Canadian GAAP	$(990,563)	$(6,015,726)	$(4,919,992)
Exploration expenses, expensed in year Incurred	(1,000)	(42,537)	(611,266)
Abandonments, added back	1,000	4,757,152	2,091,317
Change in income taxes	-	-	(1,072,600)
Change in equity in loss of investees	82,121	681,847	1,549,337
Net loss under U.S. GAAP	$ (908,442)	$(619,264)	$(2,963,204)
Primary loss per share (US GAAP)	$(0.03)	$(0.02)	$(0.11)

In addition, U.S. GAAP requires the disclosure of the following:

	2002	2001	2000
Amounts paid for rent:	$ 36,100	$ 43,200	$40,500

