Form 20-F
CDG INVESTMENTS INC
filed 2004-04-16
CIK 920543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2003

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number: 000-23650

CDG Investments Inc.

(Exact name of Registrant as specified in its charter)

CDG Investments Inc.

(Translation of Registrant's name into English)

ALBERTA, CANADA

(Jurisdiction of incorporation or organization)

#500 - 926 - 5th AVENUE, S.W., CALGARY, ALBERTA, T2P 0N7

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without nominal or par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

28,154,081 common shares as at September 30, 2003.

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

Item 17  XX       Item 18

PART I

In this Annual Report, unless the context indicates otherwise, the "Company" refers to CDG Investments Inc. ("CDG") and all direct and indirect subsidiaries.  The consolidated financial statements and financial information stated herein include the accounts of the Company and all direct and indirect subsidiaries.

Glossary of Terms

In addition to the terms defined in the 2003 Annual Report, certain terms used throughout this annual report are defined below:

"Affiliate"	One who, directly or indirectly, either controls, is controlled by or is under common control with, the specified person or entity.
"AMT"	Audio magneto tellurides.

"ASL"	Above sea level.
"BQ"	Becquerel.

"BTW"	Drill core size of 1.654 inches in diameter.

"CDG"	CDG Investments Inc.
"EM"	Electro-magnetics.

"Eskers"	Fluvially deposited gravels associated to retreating glaciers.

"g/T"	Grams per metric tonne.
"ICP"	Induced coupled plasma.

"listwanitic"	Silica-carbonate altered ultramafic rocks.

"kimberlite"

The host rock for diamonds.  An alkalic peridotite containing abundant phenocrysts of olivine (commonly altered to serpentine or carbonate) and phlogopite (commonly chloritized), in a fine-grained groundmass of calcite, second-generation olivine, and phlogopite; with accessory ilmenite, serpentine, chlorite, magnetite, and perovskite.

"mineralization"	A natural aggregate of one or more valuable minerals.
"net profit interest", or "NPI"

A specified percentage of the entire proceeds received from a mine's production less capital costs, labour and materials for the mining and treating of ore.  Costs also usually include transportation to the point of sale, geological, assaying and local overhead expenses.

"operator"	The party in a joint venture which carries out the operations of the joint venture, subject at all times to the direction and control of the management committee.
"ore"	A natural aggregate of one or more minerals which may be mined and sold at a profit.
"QA/QC"	Quality assurance/quality control.

"SEDEX"	Sedimentary exhalative deposit.

"ppm"	Parts per million.
"TEM"	Time electromagentics.

"ton"	Short ton (2,000 lb.).
"tonne"	Metric tonne (2,204.6 lb. or 1,000 kg.)
"tonnage" and "grade"	The quality of ore reserves and the amount of gold and silver (or other products) contained in such reserves and include estimates for mining dilution but not for other processing losses.
"VLF-EM"	Very low frequency-electromagnetic.

"VMS"	Volcanogenic massive sulfide.

Conversion Table

In this annual report both Imperial and metric measures are used with respect to mineral properties located in Canada.  Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure	Metric Unit	Metric Measure =	Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 metre	0.3048 metres	1 foot
0.62 miles	1 kilometre	1.609 kilometres	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

NOTE OF CAUTION REGARDING FORWARD-LOOKING INFORMATION. As noted, the future conduct of the business of CDG and its subsidiaries is dependent upon a number of factors, and there can be no assurance that any of these companies will be able to conduct their operations as contemplated herein.  Certain statements contained in this report using the terms "may", "expects to", and other terms denoting future possibilities, are forward-looking statements.  The accuracy of these statements cannot be guaranteed as they are subject to a variety of risks including, but not limited to: the possibility that the described operations, reserves, or exploration or production activities will not be completed on economic terms, if at all.  The Company's significant assets are investments in mineral exploration companies.  The exploration, development and mining of mineral properties is subject to high risk, including risk of fluctuating prices for the minerals being sought, the risks of not encountering adequate resources despite expending large sums of money, and the risk that test results may not be accurate, notwithstanding appropriate precautions. Other risks associated with our operations include lack of any operating revenues and continuing significant losses. Many of these risks are described herein, and it is important that each person reviewing this report understand the significant risks attendant to the operations of CDG, its subsidiaries, and companies in which it invests.

Item 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required.

Item 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

Item 3:

 KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The selected financial data set forth in the following table is expressed in Canadian dollars.  A history of the exchange rates for Canadian dollars in terms of U.S. Dollars follows. The financial information set forth in the following table includes the accounts of the Company and subsidiaries on a consolidated basis.  This financial information was prepared in accordance with accounting principles generally accepted in Canada, the application of which conforms in all material respects for the periods presented with accounting principles generally accepted in the United States, except to the extent noted in Note 17 to the Consolidated Financial Statements appearing elsewhere in this Annual Report. The selected financial data should be read in conjunction with and is qualified by such Consolidated Financial Statements and the Notes thereto.

YEAR ENDED SEPTEMBER 30

(In $000'S Cdn except for "per/share" and "number of shares" information)

	2003	2002	2001	2000	1999
Operating Summary
Revenue
Interest and other	$21	$24	$61	$71	$278
Income (loss) continuing operations
Canadian GAAP	(805)	(991)	(6,016)	(4,920)	(700)
US GAAP	2,674	(908)	(619)	(2,963)	(254)
Net income (loss)
Canadian GAAP	(805)	(991)	(6,016)	(4,920)	(700)
United States GAAP	2,674	(908)	(619)	(2,963)	(254)
Financial Status
Total assets
Canadian GAAP	3,587	4,245	5,182	11,184	25,226
United States GAAP	3,189	676	1,531	2,137	3,979
Working capital (deficiency)
Canadian GAAP	78	(260)	132	391	2,192
United States GAAP	78	(260)	132	391	42
Long term liabilities
Canadian GAAP	1,691	1,484	1,484	1,484	-
United States GAAP	1,750	1,484	1,484	1,484	-
Minority interests
Canadian GAAP	-	-	-	-	9,160
United States GAAP	-	-	-	-	-
Shareholder's equity (net assets)
Canadian GAAP	1,636	2,369	3,359	9,375	14,227
United States GAAP	1,179	(1,200)	(292)	327	3,223
Capital Stock
- amount	$42,644	$42,644	$42,644	$47,596	$47,529
- number	28,154,081	28,154,081	28,154,081	28,154,081	26,654,081
Dividends per share	-	-	-	-	-
Net earnings (loss) per common share:
Canadian GAAP
Basic and diluted	(3)¢	(4)¢	(21)¢	(18)¢	(3)¢
United States GAAP
Basic Diluted	9¢ 8¢	(3)¢ (3)¢	(2)¢ (2)¢	(11)¢ (11)¢	(1)¢ (1)¢
Net earnings (loss) per Common share - continuing operations
Canadian GAAP-Basic and Diluted	(3)¢	(4)¢	(21)¢	(18)¢	(3)¢
United States GAAP Basic Diluted	9¢ 8¢	(3)¢ (3)¢	(2)¢ (2)¢	(11)¢ (11)¢	(1)¢ (1)¢

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

The exchange rates for Canadian dollars expressed in US dollars are as follows:

i)

March 17, 2004 - $0.75

ii)

High and low exchange rates for each month during the previous six months:

Month	Low	High
March, 2004	.74	.76
February, 2004	.75	.76
January, 2004	.75	.79
December, 2003	.75	.77
November, 2003	.75	.77
October, 2003	.74	.77

iii)

Average rates for the five most recent financial years:

Years Ended September 30:	2003	2002	2001	2000	1999
Average rate	.69	.64	.65	.68	.67

B.

CAPITALIZATION AND INDEBTEDNESS - Not applicable

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS - Not applicable

D.

RISK FACTORS

Any person considering the purchase of the Company's common stock should understand that such purchase and ownership involves a high degree of risk.  You should purchase our common stock only if you can afford a complete loss of your investment.  Among the risks that you should consider in determining whether to invest in the Company's common stock are the following:

Change of Business

During fiscal 2003, the Company continued to divest itself of its last remaining mineral exploration assets, the most significant being the Jolu Mill.  During the fiscal year ended September 30, 2002, the Company sold its Saskatchewan mineral property portfolio in exchange for common shares in the purchaser, a Canadian publicly listed company. This resulted in the majority of the Company's assets consisting of investments in resource based companies (investees). The Company believes that its efforts are best focused on enhancing the value of the investments rather than conducting exploration activities directly. Accordingly, the business of the Company was changed to that of an Investment Company, concentrating on the mineral exploration sector, and the name was changed to CDG Investments Inc.  You should be aware that the Company has little experience or operating history as an Investment Company and there can be no assurance that it will be successful.  Because of our registration as a foreign private issuer under the laws of the United States, the U.S. Investment Company Act of 1940 may impact our ability to do this business.

Lack of Profitability and Shortage of Working Capital

To date the Company has not been profitable and has incurred significant operating losses and negative cash flow.  We expect that those losses will continue for the foreseeable future until such time, if ever, the Company achieves profitability.  The Company's ability to generate revenues and raise capital in the future will be dependent on a number of factors, including the abilities of the companies in which we have or may acquire equity interests to identify precious and base mineral resources that are capable of commercial extraction. The Company's future success will also depend upon the market price of certain precious and base minerals.

None of the Company's investees have identified any mineral reserves.  We cannot offer any assurances that the investees will be able to extract precious or base minerals from the investees' properties on an economic basis.

In addition, while the Company had positive working capital at September 30, 2003 of $78,000, this is not sufficient to support one year of operations.    Due to the sale of investments subsequent to year end, the Company's working capital position improved to $261,000 by December 31, 2003.  Nevertheless, without further investment sales, and/or in the absence of other income sources, the Company will not have sufficient working capital to fund operations beyond the next fiscal year.

It is possible that the inability to sell our investments and a corporate decision to expand the Company's business activities through capital investment or acquisition, may further adversely impact the Company's available working capital and materially adversely impact the Company's ability to continue its business operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the Company's inability to expand its investment portfolio, and more importantly, its inability to continue operating.  See Item 5 "Operating and Financial Review and Prospects."

Risk of Dilution

To alleviate cash shortages, resulting from working capital shortages, the Company may seek additional equity investments.  If the Company is successful in raising additional working capital through equity issues, existing shareholders' equity ownership will be diluted.  In addition, companies in which we invest may be required to raise additional capital.  If investees raise additional working capital through equity issues, the Company's investment in these Corporations will be diluted.

Going Concern and Nature of Operations

The Company's ability to continue operations is dependent on its ability to realize its plans to sell certain assets, and to secure additional financing.  The auditors have prepared the consolidated financial statements on a "going concern" basis, which implies that the Company will continue realizing assets and discharging its liabilities in the normal course of business.  (See Note 1 to the financial statements.)  If the Company cannot realize its plans, sell certain assets or secure additional financing, the Company may have to terminate its operations, which may result in a complete loss of any investment in the Company.

Risk of Non-Compliance with the US Investment Company Act and Risk of Sanctions

Currently, we may be considered an "investment company" as that term is defined in the United States' Investment Company Act of 1940 (the "1940 Act").  An investment company is generally a company that is engaged in the business of investing, holding, reinvesting, or trading of investment securities.  The 1940 Act requires that investment companies formed under the laws of the United States, or its states, register as such with the Securities and Exchange Commission and become subject to some fairly complex governance rules.  The registration requirements do not appear to apply to non-U.S. companies except in the limited case when the non-U.S. company intends to raise capital within the United States - an action that CDG does not intend to take.  Furthermore, as an investment company in Canada, we are subject to regulation under Canadian law and we believe that U.S. regulation would be redundant and potentially incompatible with our obligations under Canadian law.  Conversations with the staff of the Securities and Exchange Commission indicate that they can offer no clear guidance.

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

Market and Price Volatility

The Company's common stock and the value of its investments are vulnerable to pricing and purchasing actions that are beyond its control.  Volatile market price and trading volume for the Company's common stock make it difficult to profit from an investment in the Company's common stock.  High volume of trading and market volatility may result in an inability to compile adequate information before engaging in trading activities, execution delays, and executions at prices significantly different from the market price quoted when an order is entered.  The securities markets themselves have from time to time and recently experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies.  Furthermore, natural resources commodities are typically an unstable market that is impacted significantly by changes in the economy as a whole.  As a result, shareholders may suffer market losses during periods of volatility in the price and volume.   In addition, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on such market prices.

Classification as a Penny Stock and Decreased Liquidity

The Company's common shares currently have a market price of less than $5.00 (US) and, pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, its equity securities are be classified as "penny stock".  Since the common shares are classified as "penny stock" the common shares are subject to Rules 15g-2 through 15g-9 (the "Penny Stock Rules") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the common shares for purchase by their customers, and require that such brokers and dealers make a special suitability determination for their customers, and require that such brokers and dealers make a special suitability determination for each purchaser and obtain the purchaser's written consent to the purchase or sale of the common shares.

The additional risk disclosures and documentation imposed by the Penny Stock Rules could have an adverse effect on the market for and/or the valuation of the Company's common shares.

Exploration and Mining Risks - Significant Costs for Exploration and Development

The Company's investments are in companies conducting mineral exploration and development, which involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines. The long-term profitability of the Company's operations and the value of our investments will be, in part, directly related to the cost and success of exploration programs. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Mineral Reserves

There can be no assurance that the Company's investees will ever be able to identify mineral reserves on their properties, recover minerals from any of their properties or that the recovery of any minerals will be economical.

Foreign Exploration Risks

The Company held its last remaining property through a joint venture in Mexico.  Although the Company sold this property subsequent to year end, in doing so it has acquired a significant investment in the company in which the mineral property now is held.  See "Item 4: Information on the Company - History and Development - 4. Significant changes or events - a) Subsequent to September 30, 2003 - Bahuerachi Sale."  As a result, the risks associated with the property will still affect the Company, as they will affect the value of its investment.

Mineral exploration and mining activities in Mexico may be affected in varying degrees by political, social and economic instability and government regulations relating to the mining industry.  Accordingly, changes in regulations or shifts in political, social and economic conditions beyond the investee's control could materially and adversely affect the investee's business. Mexico is, to a degree, a developing country, which may make it more difficult for the investee to obtain necessary financing for any exploration, development and production on projects located there. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the investee's activities, the extent of which we cannot predict. Before production can commence on any properties, (and assuming that the investee has identified mineral resources or reserves it believes warrant production), the investee must obtain regulatory and environmental approvals.  Furthermore, the investee will have to comply with other requirements that may be imposed by federal, state, and local Mexican governments. The Mexican authorities are still developing many of these requirements, and the investee expects that the requirements will change and become more stringent over time.  The investee cannot offer any assurance that it will be able to obtain such approvals on a timely basis, if at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

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

Amendments to current laws, regulations and permits governing operations and activities of mining companies, where more stringent implementation thereof could have a material adverse impact on the investee, can cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

There is no guarantee that title to the investees' mining properties will not be challenged or impugned by third parties or that the applicable governmental authority will not revoke, or significantly alter the conditions of the mineral properties. There is no certainty that the current rights represented by mineral properties or any additional rights applied for, will be granted or renewed on terms satisfactory to the investee.

Title Risks in Canada

There is no guarantee that another person may not challenge title to the Canadian properties of the Company's investees. Boundary surveys of the claims have not been conducted and therefore, the precise area and location of such claims may be in doubt.  Claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Native land claim settlements are more advanced in the Northwest Territories and Nunavut than they are in most other areas of Canada, and none of the investees' properties in Nunavut and the Northwest Territories cover areas where the Federal Crown proposes to transfer mineral rights to First Nations.

Permits and Licenses Risks

Mineral exploration may require licenses and permits from various governmental authorities. There can be no assurance that our investees will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Government and Environmental Regulations

The Company's investees could be subject to regulations by federal, state and local agencies relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, expropriation of property, and laws that impose liability without fault.  Compliance with these regulations could produce working capital shortages.  The Company does not believe that there is any such regulation directly applicable to its investees' current operations.  However, regulations that become applicable to future operations could require the investees to incur significant expenses to comply with governmental regulations.

Inability to Influence the Direction or Actions of Management

The Company holds investments in other corporations, which are controlled by other persons.  One of the Company's investments is in a company (Golden Band) over which the Company does not exercise significant control.  Consequently the Company cannot influence the direction or actions of management and Golden Band's interests in various mineral properties.

Funding Through Equity and Asset Sales

The Company at this time expects to rely on selling its equity securities to raise funds to finance its business of identifying, financing and providing business development services to primarily early-stage resource businesses. In addition, the Company intends to sell its investments in investee companies to generate funds for the Company's operations and to acquire interests in other investee companies.  There can be no assurance that a market for the securities of the investee companies will be sufficiently liquid to permit potential resales by the Company at prices which will be acceptable to management or which will not cause a loss on resale.  None of the companies in which the Company invests have ever paid a dividend, nor are they expected to.  The Company will not rely upon dividend income from its investments.

Competition with Other Companies

Other companies with greater financial resources and/or expertise are in competition with the Company for investment opportunities.  The Company may not be able to compete with these other companies and may be limited in the investments it can make.  If the Company is unable to identify other investee companies, the Company may not generate a sufficient return, if any, on its capital.

Thinly Traded Public Market

The Company's shares trade on the Over-the-Counter Bulletin Board system (the "OTCBB"). The Company has only 1,146 registered shareholders as at March 15, 2004, and its shares are relatively thinly traded. There can be no assurance that a stable market for the Company's common shares will ever develop or, if it should develop, be sustained. It should be assumed that the market for the Company's common shares will continue to be highly illiquid, sporadic and volatile. The Company is required to maintain its status as a "reporting issuer" under the Securities Exchange Act of 1934, as amended, in order to be quoted on the OTCBB. The Company may apply for a listing on the CNQ-Canadian Trading and Quotation System Inc. ("CNQ") exchange in Canada.  If the Company obtains such listing, the Company may terminate its registration with the Securities and Exchange Commission.  If the Company fails to remain current in its filings with the Securities and Exchange Commission, or if the Company decides to terminate its registration with the Securities and Exchange Commission, the Company would not meet the quotation requirements for the OTCBB and its shareholders may not be able to sell their shares in the United States.

Dealings With Associated Companies and Conflicts of Interest

The Company is associated through common directors, common officers and common shareholdings with its investee companies.  Persons who are not willing to rely on the discretion and judgment of management and the boards of directors of the Company and the investee companies should not consider a purchase of its securities.  See "Item 7: Major Shareholders and Related Transactions."

Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring interests in other companies, and/or are officers, directors and/or shareholders of the Company's investees.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts must be disclosed by such directors or officers in accordance with the Company Act (Alberta) (the "Company Act").  Generally, the Company Act requires a director with a direct or indirect interest in a contract or transaction to "disclose the nature and extent of the director's interest at a meeting of the directors."  A director which has an interest in such a transaction is accountable to the corporation for which the director serves for any profit the director receives as a result of the transaction unless the director has previously disclosed the interest in accordance with the Company Act, the board of directors subsequently approves the transaction or contract, and the interested director does not vote on the approval, or "the contract or transaction was reasonable and fair to the Company at the time it was entered into, and after full disclosure of the nature and extent of the director's interest, it is approved by special resolution."

If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the board of directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The Company has no specific internal policy governing conflicts of interest.  See "Item 7:  Major Shareholders and Related Party Transactions".

Risks Associated With Investments

The Company has made significant investments in resource companies. Acquisitions of interests in investee companies involve numerous risks, including difficulties in assessing the operations and financial condition of investee companies. We may be unable to find a sufficient number of additional attractive opportunities to meet our investment objectives. In addition, investments may require significant management time and capital resources. There are no assurances that the Company will have access to the capital required to finance potential investments on satisfactory terms or that any investment would result in long-term benefits to the Company.  Future investments are likely to result in the incurrence of additional indebtedness or the issuance of additional equity securities. The Company may not be able to successfully address these problems. Moreover, the Company's future operating results will depend to a significant degree on its ability to successfully manage growth and investments. In addition, many of the Company's investments are and will continue to be in early-stage companies with limited operating histories and limited or no revenues. We may not be able to successfully develop these young companies.

Concentration of Investments in Resource Industry

The Company's investees are concentrated in the resource industry. Concentration in a single industry involves risks that are not generally associated with diversified investments, including potential significant fluctuations in returns. Such risks may lead to decreased returns or increased losses on the Company's investments.

Risk of Default on Debentures

The Company has issued debentures which are secured by a floating charge over substantially all of the assets of the Company.  See "Item 4: Information About the Company - A.  History and Development - 4.  Significant changes or events - c.  Year ended September 30, 2003 - Convertible Debenture Financings."  In the event the Company defaults on the payment of principal or interest on the debentures, the debenture holders, may at their discretion give notice to the Company that the principal and interest thereon is due and payable.  In which case, the Company would be required to liquidate some of its investments in order to repay the debentures with interest.  If the price of the Company's common shares exceeds the debenture conversion price by a sufficient amount, the holders of the debentures may convert them into common shares in settlement of principal amounts owing; however, there are no assurances that any such conversion would occur.

Dependence Upon Performance of Investee Companies

The Company's success is dependent upon the success of the companies in which it invests.  If the investees are not able to successfully implement their business plans and/or if the value of the investees securities decreases, the Company may suffer significant losses on its investments.  Economic, governmental, industry and internal company factors outside the Company's control affect each of its investee companies. The material risks relating to the Company's investee companies discussed elsewhere in "RISK FACTORS" may prevent the Company's investee companies from succeeding. Additionally, many of the Company's investees are early-stage companies with limited operating histories, and they may never be profitable.

Liquidity of Investees

The Company's investees may not have sufficient funds to retain their property interests and/or to conduct exploration on their properties.  If an investee loses its property interests, the value of the investee's securities, and consequently the value of the Company's investment in the investee, would be negatively impacted and the Company could lose its investments.  If an investee is unable to conduct exploration on any of its properties, the investee may be required to sell all or a portion of the property interest, may lose the property interest, or may not be able to identify a commercially feasible mineral interest, in which case the value of investee's securities and the value of the Company's investment in the investee may be negatively impacted and the Company may lose all of its investment in the investee.  Such events could have a negative impact on the price of the Company's shares and may negatively impact an investment in the Company's shares.

The Company's investees may need to obtain funding from outside sources. If an investee were unable to obtain needed outside funding, its business would be materially and adversely affected. In addition, even if it were to find outside funding sources, the investee might be required to issue securities to the outside funding sources with greater rights than those that we currently possess. The Company's investees might also be required to take other actions that could lessen the value of their stock, including borrowing money on terms that are not favorable to it.

The Company may be deemed to be a "Passive Foreign Investment Company".

The Company may be deemed to be a "Passive Foreign Investment Company".  See "Item 10:  Additional Information - Taxation."  As a result, a United States holder of the Company's common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder's common shares or upon the receipt of "excess distributions," unless such holder of common shares elects to be taxed currently on his or her pro rata portion of the Company's income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply.

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

Significant changes or events

THE FOLLOWING SIGNIFICANT CHANGES OR IMPORTANT EVENTS OCCURRED IN THE LAST FIVE YEARS:

a)

Subsequent to September 30, 2003 - Bahuerachi Sale

Subsequent to September 30, 2003, the Company entered into a letter of intent dated November 12, 2003 with Tyler Resources Inc., (Tyler), for the sale of the Company's interest in the Bahuerachi property in Mexico.  The Company's interest in the property at that date was approximately 40%, with Tyler holding 49% and the initial vendor 11%.  The Company is related to Tyler by virtue of certain common officers and directors.  See "Item 7: Major Shareholders and Related Party Transactions - B. Related Party Transactions."  Tyler has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price.  The deemed price was negotiated and agreed to by independent committees of the board of directors of both companies.  The Bahuerachi property was written-down to $800,000 at year end to reflect the value assigned to the property pursuant to the terms of the above-noted sale.  The sale closed on January 29, 2004, upon shareholder and regulatory approval.  After the sale, the Company no longer holds interests in any mineral properties.

b)

September 30, 2003 - Wind-up of GR Capital Corporation

Effective September 30, 2003, the Company wound-up its wholly-owned subsidiary, GR Capital Corporation (GR Capital), acquiring its assets and liabilities.  GR Capital held certain of the Company's investments in other companies.  These were its only significant assets and it had no significant liabilities at the time of wind-up.  As the operations and assets of GR Capital have always been consolidated with those of the parent, the wind-up did not result in a change to the consolidated financial statements.  There were no significant tax pools in GR Capital at the time of wind-up.

c)

Year ended September 30, 2003 - Convertible Debenture Financings

During the year ended September 30, 2003 the Company closed two debenture financings aggregating $550,000.  Directors, or companies over which they have control or direction, subscribed to $450,000 of the debentures.  See "Item 7: Major Shareholders and Related Party Transactions - B. Related Party Transactions."  The debentures bear interest at 6% per annum, payable semi-annually on March 31 and September 30, are due December 17, 2005 and are secured by a floating charge over substantially all of the assets of the Company.  The debentures are convertible into units comprised of one common share and one share purchase warrant, at $0.10 per unit until December 17, 2004 and $0.11 per unit during the year ended December 17, 2005.  The warrants expire two years after conversion of the debenture and may be exercised to purchase one common share at prices ranging from $0.10 per share to $0.14 per share depending on the year of exercise.  The debentures are redeemable at the option of the Company after December 17, 2003 provided that stock volumes and price meet specified levels and the stock continues to be listed on a recognized exchange. In January 2004, the stock volume and price met the specified level, however the Company chose not to redeem the debentures at this time.

Without the written consent of the debenture holders, the Company may not advance monies by way of a loan to any company or conduct exploration activities of any nature, except for its commitment to fund exploration costs relating to the 2003 program on the Bahuerachi property in Mexico.

d)

Year ended September 30, 2003 - Sale of Jolu Mill

Effective February 18, 2003 the Jolu Mill and equipment were sold to Jolu Development Corp. ("JDC"), a new corporation whose sole shareholder immediately prior to the transaction was Golden Band Resources Inc. ("Golden Band"), a publicly listed company.  At the time of the transaction the Company owned 32% of Golden Band and one of the Company's directors was also a director of Golden Band.  In consideration for the sale of the mill and equipment, JDC has agreed to assume the liabilities associated with the mill, past, present and future, issue shares in its capital stock valued at $350,000 and assign a royalty to the Company based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total.  The mill had previously been written-off in the Company's books and the equipment had a net book value of $8,400.  The value of the current liabilities net of any offsetting current assets that was assumed by JDC is $211,000.  In addition JDC will assume $330,000 of the total site restoration liability that was estimated on the Company's books, and $329,000 of the reclamation deposit will be transferred to JDC.

Subsequent to year-end, pursuant to a shareholders agreement with Golden Band, the Company gave notice to Golden Band that it must acquire all of the Company's shares in JDC in exchange for 1,166,667 common shares of Golden Band.

e)

Year ended September 30, 2002 - Business and name change

At the Annual & Special Meeting on March 21, 2002, the shareholders approved a change in our business from that of a Natural Resources Company to that of an Investment Company and a change in name from Golden Rule Resources Ltd. to CDG Investments Inc.

f)

Year ended September 30, 2002 - Sale of Saskatchewan exploration property portfolio

During the year ended September 30, 2002, the Company entered into an agreement to sell its mineral holdings within the La Ronge Gold Belt, Saskatchewan, to Golden Band. The proceeds of the sale were comprised of 11,569,202 shares of Golden Band and share purchase warrants to acquire a further 2,892,202 common shares of Golden Band at a price of $0.15 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year. The value assigned to the proceeds was $1,048,292, based on the average trading price of the Golden Band shares during a reasonable period before and after the announcement of the transaction. The mineral properties that were the subject of this agreement were carried on the Company's books at September 30, 2001 at $1,048,292, as they were written-down at that time to approximate the value of the transaction that was not yet finalized at that date.  (For U.S. accounting purposes, the related property costs were written-off in the years incurred, therefore the vended property had a carrying value of $NIL when the sale occurred.)

Subsequent to year-end the Company exercised 2,300,000 warrants at $0.15 per share and subsequently sold all of these shares at $0.22 per share.

The sale agreement closed subsequent to September 30, 2002 when final regulatory approval was received. The transaction was recorded at the Company's 2002 year-end resulting in the elimination of the Saskatchewan properties and the recording of the investment in Golden Band.  For US GAAP purposes, the transaction is recorded in fiscal 2003 and results in recording the investment in Golden Band of $2,777,000 and a gain on sale of mineral properties of $2,777,000.

g)

Year ended September 30, 2001 - Procon Lawsuit:

A Statement of Claim was filed against the Company, its 100% owned subsidiary, Waddy Lake Resources Inc., ("Waddy Lake"), and certain current and past directors and officers of the two companies seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid. See "Item 8: Financial Information - Legal Proceedings." The $1,154,133 is included in liabilities in the Consolidated Financial Statements. The Company has reached a tentative settlement that will allow the mining contractor Procon Mining and Tunnelling Ltd. to use Waddy Lake's tax losses in exchange for dropping the lawsuit.  Pursuant to this tentative settlement, the Company would receive $800,000 over four years ($200,000 upon execution of the settlement agreement and $200,000 in each of June 2005, 2006 and 2007), as repayment of debts receivable from Waddy Lake.

This is a tentative settlement and the parties are drafting a settlement agreement; however, there are no assurances the settlement agreement will be executed.

h)

Year ended September 30, 2001 - Hixon Gold Resources Inc. reverse take-over:

CDG owned a 36% interest in Hixon Gold Resources Inc. at September 30, 2000. In February 2001, Hixon purchased all of the issued and outstanding common shares of Aloak Corp. for an aggregate purchase price of $3,500,000. Hixon paid the purchase price by issuing 35,000,000 common shares of Hixon at a deemed price of $0.10 per share. CDG had no prior affiliation with Aloak Corp.

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

After completion of the aforementioned transactions Hixon's name was changed to Aloak Corp. At September 30, 2003 CDG's interest in Aloak Corp. was approximately 9%.  CDG does not control the operations of Aloak Corp. (formerly known as Hixon), which is now under the control of persons not related to CDG.

i)

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

During the five years ended September 30, 2003, neither the Company nor any subsidiary of the Company has been involved in any bankruptcy, receivership or similar proceedings.  Except as described above, neither the Company nor any subsidiary has completed any material

16

 reclassification, merger, or consolidation, or acquired or disposed of any material amount of their assets (except in the ordinary course of business), or have made any material changes in their mode of conducting business.

5.  Principal capital expenditures and divestitures

The Company did not obtain debt financing for any of its capital expenditures during the years in question with the exception of the fiscal 2003 mineral property expenditures that were partially financed by the debentures issued in the year.

Subsequent to September 30, 2003

The Company sold its property interest in the Bahuerachi, Mexico mineral property as described in Item 4(A)(4)(a).

Year ended September 30, 2003

The Company sold the Jolu Mill as described in Item 4(A)(4)(d).

The Company expended $133,000 on the Bahuerachi, Mexico property as described in Item 4(B).

Year ended September 30, 2002

The Company sold its portfolio of Saskatchewan mineral properties as described in Item 4(A)(4)(f).

The Company expended $38,000 to terminate an option agreement regarding the Don David property in Mexico.

Year ended September 30, 2001

The Company sold all of its shares in Hixon Gold Resources Inc. and repurchased shares in the company that became Aloak Corp.  See Item 4(A)(4)(h).

The Company sold 1,100,000 shares of Tyler Resources Inc. for proceeds of $235,000 and purchased 600,000 shares of Tyler Resources Inc. for $69,000.

The Company incurred exploration expenditures on Canadian mineral properties aggregating $9,000.  Expenditures on the Company's Mexican properties, primarily Bahuerachi, aggregated $15,000 and its share of option payments on the Bahuerachi property amounted to $19,000.

6.  Takeover offers

Not applicable.

B.          BUSINESS OVERVIEW

The Company

The Company's business consists of holding investments in mineral exploration companies.  It has participated in a mineral exploration joint venture that is conducting exploration on a prospective gold-copper property in Mexico; however, subsequent to year end the Company's interest in the property was sold to its joint venture partner.  See "Item 4: Information on the Company - A.  History and Development - 4. Significant changes or events - a) Subsequent to September 30, 2003 - Bahuerachi Sale."  The Company's investment policy could be described as "buy-and-hold."  If the Company determines that it can realize greater value in selling an investment than maintaining it, it will dispose of the investment.  Since the shares in the investees derive their value from the perceived potential value of exploration properties on their books, the investees' exploration properties and plans are relevant to the value of the Company.

The Company's only remaining mineral exploration property at September 30, 2003 was the Bahuerachi property which is located in the state of Chihuahua, Mexico.  The Company participated in a joint venture with Tyler Resources Inc., (Tyler), a company related by virtue of certain common officers and directors, to earn an interest in the property.  See "Item 7: Major Shareholders and Related Party Transactions - B. Related Party Transactions." During the year ended September 30, 2003, the Company expended $33,000 on its share of an annual option payment on the property and taxes, as well as $100,000 in exploration costs primarily relating to a summer exploration program on the property.  The nature of exploration undertaken is described more fully under the discussions of Tyler that follows.

Subsequent to year-end, the Company entered into a letter of intent dated November 12, 2003 with Tyler Resources Inc. (Tyler), for the sale of the Company's interest in the Bahuerachi property in Mexico.  The Company's interest in the property at that date was approximately 40%, with Tyler holding 49% and the initial vendor 11%.  The Company is related to Tyler by virtue of certain common officers and directors.  Tyler agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price.  The deemed price was negotiated and agreed to by independent committees of the board of directors of both companies.  The sale closed January 29, 2004.

Investment Strategy

The Company has acquired and manages a portfolio of securities of public c ompanies and may invest in a private issuer if an opportunity becomes available .

The main emphasis of the current portfolio is junior mineral exploration companies, with a small investment in an oil and gas company and an internet communications company.  The Corporation will expand its portfolio as resources and opportunties exist to invest in emerging and junior corporations in a diversified cross section of the economy (i.e. industrial, financial, resource, communication, etc ..) .

Management's interpretation of "emerging and junior" corporations are those corporations that can be characterized as co mpanies that are not widely followed by the investment community due to their size and short operating histories, but which are perceived by the Co mpany' s management to be entering a strong growth phase of their development cycle.  Some of these co mpanies may be in their development stages with only short operating histories and which may have generated little or no revenues at the date of investment ..

The Company's business philosophy is to maximize its financial return on investments while limiting, to the greatest extent practicable, the Company's exposure to the risks inherent in the industry.  See "Risk Factors".

The Company intends to acquire and hold securities for capital appreciation and does not intend to trade in securities for short-term gains.  Should the Company be required to sell investments for working capital, they may dispose of a portion of their investment holdings.  No assurance can be given that the Company will be able to realize its objective of achieving capital appreciation in all of its investments.

The board of directors are each able to contribute expertise and a wide range of knowledge and some of them have experience in the management of investment portfolios. The board of directors are experienced in the initiation and structuring of public and private corporations, debt and equity financings, corporate mergers and acquisitions and in providing corporate, financial and planning services.  The Company has the capability to appraise and structure transactions from both a technical and financial point of view.

While securities of public issuers are intended to be the Company's primary investment focus, depending upon market, financial or other conditions, the Company may from time to time for brief periods hold short-term obligations and any other type of securities issued or guaranteed by the governments of Canada, any province thereof, the Government of the United States of America or agencies thereof, or short-term paper and certificates of deposit issued by Canadian chartered banks.

Investment Holdings

The Company's significant investment holdings, as of March 17, 2004, are summarized below.  The operations of the 100% owned subsidiaries are included in the consolidated financial statements of the Company that are attached to this document.  The investments in Manson Creek Resources Ltd. (Manson), and Northern Abitibi Mining Corp. (Northern Abitibi) are recorded as equity investments since the Company, and each of Manson and Northern Abitibi, share common officers and directors, allowing the Company to exercise significant influence over operating decisions.  The investment in Golden Band Resources Inc. (Golden Band), although representing a significant percentage interest in Golden Band, is recorded at cost.  The reason for this accounting is that the Company has minority representation on the board of directors, (one director of 6), does not share common officers, and cannot exert significant influence over operating, exploration or investment decisions.  At year-end the 2% investment in Tyler was recorded at cost, effective January 29, 2004, the 26% investment is recorded on the equity basis.

Subsidiaries/ Investees	Percentage Ownership	Potential Product	Exploration Property Locations
Waddy Lake Resources Inc.	100%	Inactive	N/A
Golden Band Resources Inc.	26% (2)	Gold	Saskatchewan, British Columbia
Manson Creek Resources Ltd.	32%	Gold/Copper/Silver/Zinc	Yukon
Northern Abitibi Mining Corp.	29%	Gold/Nickel/Diamonds	Quebec, Labrador and Nunavut
Tyler Resources Inc.	21% (3)	Copper/Gold/Diamonds	Mexico, Northwest Territories

(1)

Effective September 30, 2003, the company's wholly-owned subsidiary (see Item 4), GR Capital was wound-up into the Company.

(2)

Giving effect to forced conversion of Jolu Development Corp. shares to Golden Band shares.

(3)

At September 30, 2003, the Company had a 2% interest in Tyler; effective January 29, 2004, this increased to 26%, pursuant to the sale of the Bahuerachi mineral property, as discussed above, and after a private placement by Tyler on March 17, 2004 this became 21%.

The value of the Company's investments will be influenced by the investee's mineral reserves, if any, and the price of the minerals/metals represented by those reserves.  As the price of gold and other metals/minerals rise, there tends to be a corresponding rise in the market price of the investee's capital stock and increased interest by investors in the development of projects which translates into improved opportunities for the investees to raise necessary capital to develop promising projects.  This further enables the Company to raise equity capital as needed and enables it to sell investments in a favorable environment.  The fortunes of the investees and consequently the Company are therefore highly susceptible to changes in the market prices of metals and minerals.

The economics of whether or not an existing project with mineralization or a newly discovered one is developed and brought into production is influenced by the price of minerals, gold and other metals.  We believe that companies in which we invest, have identified a number of projects with mineralization, with sufficient exploration work and assessment work filed to keep the projects in good standing to the year 2004 and beyond.  Since the identification of these projects with mineralization, the price of gold and other metals in the years prior to fiscal 2004, has not justified the cost to develop these projects.  Based on the London Fix Price, gold prices have ranged from $390 U.S. to $425 U.S. during 2004.  As the price of gold and other metals rises, companies in which the Company invests, review the projects to determine which, if any, have the potential to be developed and placed into production or alternatively sold to a major operating company that could exploit the reserves.  When precious and base metal prices are declining, it becomes more difficult for the investees to raise additional equity capital to finance exploration.  Furthermore, the value of mineral properties is negatively affected by declining metals prices.

The Company's significant investments consist of the following companies:

1.

Golden Band Resources Inc.

2.

Tyler Resources Inc.

3.

Manson Creek Resources Inc.

4.

Northern Abitibi Mining Corp.

All of the investee's properties are without known reserves and the proposed programs are exploratory in nature.

Golden Band Resources Inc.

The information provided on Golden Band has been compiled from publically available documents located at www.sedar.com

Golden Band is publicly listed on the TSX Venture Exchange under the trading symbol GBN.  Golden Band is a mineral exploration company that is in the exploration stage, not having yet determined if it has ore reserves that are economically recoverable.  The underlying value of Golden Band's mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete development, and upon future profitable production.  Substantially all of Golden Band's mineral properties are in the La Ronge area of Saskatchewan, Canada, where the company's major focus is a long-term, systematic gold exploration program.

Golden Band does not have operating sources of revenues and relies on equity financings and occasionally debt to finance exploration on its properties.  There has been no significant revenue in the immediately three preceding fiscal years ended April 30.  In the six months ended October 31, 2003, (the most recently published quarterly financial statements), Golden Band had interest revenue of $7,900.

According to Golden Band's quarterly financial statements and quarterly regulatory filing, at October 31, 2003, Golden Band had working capital of $937,000 of which approximately $835,000 is committed to exploration expenditures by virtue of agreements with investors that allow the tax attributes of the expenditures to flow through to those investors.  Golden Band's administrative costs net of its small interest income are approximately $27,000 per month and it has no internal sources of funding.  The future of Golden Band depends on its ability to raise funds, to finance its exploration programs and administrative expenditures.  There is no guarantee that Golden Band will be able to raise funds when required.

Golden Band has no material tangible fixed assets except as disclosed below and has not disclosed in its most recent quarterly financial statements for the six months ended October 31, 2003 any commitments to acquire significant tangible capital assets.  Substantially all of Golden Band's assets are mineral property acquisition costs and deferred exploration costs related thereto.  A summary of mineral property expenditures, all having been incurred in Saskatchewan, in the preceding three years ended April 30 and for the most recently reported year-to-date period in fiscal 2004 are as follows:

	Balance Apr30/00	Costs Fiscal 2001	Costs Fiscal 2002	Costs Fiscal 2003	Balance Apr30/03	Costs May1/03 To Oct31/03	Balance October 31, 2003
Acquisition	$132,275	-	$81,616	$2,329,635	$2,543,526	$34,663	$2,578,189
Exploration	$995,708	-	$83,700	$790,870	$1,870,278	$496,133	$2,366,411
Total	$1,127,983	-	$165,316	$3,120,505	$4,413,804	$530,796	$4,944,600

Golden Band acquired interests in a number of Saskatchewan prospects during calendar 2002, including 100% of the Company's Saskatchewan property portfolio.  Golden Band's acquisition program resulted in it holding 100% interests in prospective gold properties aggregating over 60,000 hectares in the Greenstone Belt of Saskatchewan.  The first exploration on these properties was undertaken in the 1930's and extensive exploration had occurred sporadically since then, with peaks during high gold prices and favorable equity-financing environments.

On March 1, 2004, Golden Band Resources Inc. announced that a major diamond drilling program was underway on its 100% owned La Ronge Gold Belt Project in Northern Saskatchewan.  Drilling is being carried out on known gold deposits and new exploration targets.  A total of approximately 5,000 metres (m) of diamond-drilling and 1,200 m of reverse circulation (RC) drilling is planned.

The Memorial gold deposit, located in the Greater Waddy Lake area, will be tested by approximately 36 diamond drill holes (2,000 m).  The current drilling program will explore in greater detail the central, 20 metre-thick, high grade core (up to 540 g/t Au over 1 m) in order to increase the confidence in the continuity of high-grade structures and better establish the resource potential.  The Memorial deposit subcrops below shallow muskeg and overburden and plunges to the northeast at a shallow angle.  With a width of roughly 40 m, this deposit is amenable to a shallow, open pit, mining operation.

The balance of the 2004 Winter drilling program in the Greater Waddy Lake area will target the EP Zone, Corner Lake, Tower East, Phantom, Fortuna, and Kaslo gold occurrences in an effort to expand their known resources.

Among the new exploration targets is Birch Crossing; a significant gold anomaly discovered by Golden Band during the 2003 summer season.  This gold-in-till dispersion train (up to 39 gold-grains/kilogram) is interpreted as originating from the nearby Byers Fault and is located between the Kaslo and Tower Lake gold deposits, 20 kilometres west of Waddy Lake.  The Byers Fault is a major structural zone in the La Ronge Belt and is interpreted as controlling several major gold deposits in the Waddy Lake area.  The winter drilling program is under the supervision of Mr. Ron Avery, P.Geo.

The following summarizes the officers and directors of Golden Band as at March 17, 2004:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director
ROBERT G. INGRAM, C.A. Edmonton, Alberta Director	Self-employed Chartered Accountant. Director and President of Southesk Energy Ltd. and Yellowhead Equities Inc., Director of CDG Investments Inc.	Since January 24, 2004
KLAUS LEHNERT-THIEL Saskatoon, Saskatchewan Director and COO	Mining Consultant; Director of Golden Band since May 1993.	Since May 1993
ROY LLOYD Saskatoon, Saskatchewan Director	Retired Management Consultant; Director of Golden Band since May 2002.	Since May 2002
RONALD K. NETOLITZKY Victoria, B. C. Director and President

Geologist; Director of Golden Band since June 1989; Director of Skeena Resources

Limited, Brett Resources Inc., Strongbow Resources Inc., Santoy Resources Ltd.

and Solomon Resources Limited. Director of Quest

Capital Corp. (formerly Viceroy Resources Corp.)

and Consolidated Trillion Resources Ltd.

Since June 1989
ROBERT A. EVANS North Vancouver, B.C. Secretary

Chartered Accountant; Secretary and Director of Golden Band, since July 1989 to present; Secretary and Director of Ascot Resources

Ltd., Leicester Diamond  Mines Ltd. and Hyder Gold Inc.; Secretary of Brett Resources Inc. and Solomon Resources Limited.

Since July 1989
RODNEY ORR, MBA, P.GEO Vice-President Operations	Vice-President Exploration, Executive Vice-President Mindoro Resources, 1996-1999; Uranerz Exploration and Mining Ltd., (Canada), Geologist, 1977-1996	Since February 3, 2004
ROBSON GARDEN, QC, BA, LLB Director	Senior Partner, MacPherson, Leslie and Tyerman	Since January 24, 2004

Golden Band market prices for the five most recent full financial years the annual high and low:

Toronto Stock Exchange Year ended April 30,	2003 Cdn$	2002 Cdn$	2001 Cdn$	2000 Cdn$	1999 Cdn$
High	.32	.19	.11	.19	.30
Low	.18	.04	.03	.04	.12

Fo the two most recent full years, the high and low market prices for each full financial quarter.

	Sale Price
	GBN
Quarter Ended
Fiscal 2004	Low Cdn$	High Cdn$
January 31, 2004	.24	.33
October 31, 2003	.17	.285
July 31, 2003	.21	.31
Fiscal 2003	Low Cdn	High Cdn$
April 30, 2003	.21	.31
January 31, 2003	.21	.28
October 31, 2002	.14	.30
July 31, 2002	.16	.39
Fiscal 2002	Low Cdn$	High Cdn
April 30, 2002	.09	.19

For the most recent six months the high and low market prices for GBN each month:

Month Ended	Low Cdn$	High Cdn$
October, 2003	.19	.285
November, 2003	.24	.33
December, 2003	.30	.37
January, 2004	.26	.33
February, 2004	.26	.36
March, 2004	.27	.35

Tyler Resources Inc.

The information provided on Tyler has been compiled from publically available documents located at www.sedar.com

Tyler is publicly listed on the TSX Venture Exchange under the trading symbol TYS.  Tyler is a mineral exploration company that is in the exploration stage, not having yet determined if it has ore reserves that are economically recoverable.  The underlying value of Tyler's mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete development, and upon future profitable production.

Tyler does not have significant operating sources of revenue and relies on equity financings and occasionally debt to finance exploration on its properties.  The only sources of revenue in the immediately three preceding fiscal years ended July 31 were overhead fees received as compensation for administrative costs incurred in acting as operator for certain joint ventures and interest income derived from holding cash in short-term investment vehicles such as term deposits and brokerage cash accounts.  Tyler's revenue for the past three fiscal years ended July 31, and the six months ended January 31, 2004 is summarized as follows:

	2001	2002	2003	Six months ended January 31, 2004
Overhead fees	$4,920	$16,134	$5,539	$9,223
Interest revenue	$17,531	$4,800	$5,063	$11,806
Total	$22,451	$20,934	$10,602	$21,029

At January 31, 2004, Tyler had positive working capital of $223,000.  On March 17, 2004, Tyler completed a private placement of 13,003,000 units for gross proceeds of $3,250,750.  Each unit was comprised of one common share and one common share purchase warrant exercisable into one common share at $0.35 per share until September 16, 2005.  Costs of the issue are estimated to be approximately $320,000, resulting in net proceeds of approximately $2,931,000.  Tyler intends to utilize these funds for its drilling program that is currently underway on the Bahuerachi, Mexico mineral property, working capital and possible acquisitions.  Tyler's management believes it has more than sufficient cash available to fund operations in the next twelve months.

Tyler does not have significant tangible capital assets except as disclosed below and no commitments to acquire same.  Its most substantial asset is its mineral properties.  Expenditures on these properties for the most recent three fiscal years and the six months ended January 31, 2004 are summarized below:

	Balance July 31/00	Costs Fiscal 2001		Costs Fiscal 2002		Costs Fiscal 2003		Balance July 31, 2003	Costs Aug 1/03 To Jan31/04		Balance Jan.31, 2004
Acquisition
Bahuerachi - Mexico	116,792	39,234		65,439		27,148		248,613	875,246		1,123,859
Weedy Lake - Saskatchewan	637,844	-		-		-		637,844	-		637,844
Carat and Kelsey, Northwest Territories	246,112	-		-		-		246,112	-		246,112
Other	306,808	(4,733)		(239,717)	b	(495)		61,863	327		62,190
Total Acquisition	1,307,556	34,501		(174,278)		26,653		1,194,432	875,573		2,070,005
Exploration
Bahuerachi - Mexico	781,881	212,986		31,716		22,319		1,048,902	87,803		1,136,705
Weedy Lake - Saskatchewan	1,742,440	800		462		100		1,743,802	-		1,743,802
Carat and Kelsey, Northwest Territories	178,998	(176,832)	a	413,647		282,434		698,247	(515,975)	e	182,272
Other	1,814,983	(9,815)		(1,541,726)	c	(46,706)	d	216,736	7,049		223,785
Total Exploration	4,518,302	27,139		(1,095,901)		258,147		3,707,687	(421,123)		3,286,564

(a)

Costs of $21,668 net of option receipts of $198,500.

(b)

Costs of $58,061 net of write-offs of $297,778.

(c)

Costs of $249,241 net of write-offs of $1,790,967

(d)

Costs of $16,478 net of recoveries and write-offs of $63,184.

(e)

Costs of $30,272 net of cost recoveries of $546,247 that pertained to an arbitration award of reimbursed joint venture over-expenditures and reimbursed arbitration costs, all of which had been capitalized to the property.

The following describes Tyler's significant mineral properties:

Bahuerachi Property, Mexico

Tyler's most significant mineral property is its approximate 89% (post acquisition) interest in the copper/gold/silver Bahuerachi property in Mexico.  The property consists of three mining concessions totaling 3,300 hectares.  The concessions are the subject of an earn-in option agreement whereby Tyler may earn up to a 95% working interest by expending U.S. $2,000,000, and has an option to buy out the remaining 5% interest for U.S. $700,000.  Tyler must make annual option payments of $50,000 U.S. per year until the property is placed into production.

Tyler conducted an airborne geophysical survey on the property in February, 2004 in preparation for the driling program that will commence in April 2004, with a budget of approximately $700,000.

(i)

Property Location And Description

Property Location

Bahuerachi lies in southwestern Chihuahua state, Mexico, about 5 km northeast of the Sinaloa state boundary (Figure 2.1). The closest town is La Reforma, Sinaloa, located some 8 km to the south.  A small village of less than 100 inhabitants (Bahuerachi) is located on the western portion of the permit area.

Property Description

The Property presently consists of three mining concessions totaling 3,318 ha as follows:

Concession	Title Number	Area (Ha)	Date Issued	Expiry	Type
Bahuerachi	T 211761	500	2000	July 2050	Exploitation
Bahuerachi Dos	T 215572	2788	2002	March 2052	Exploitation
Bahuerachi Tres	T 215511	30	2002	February 2008	Exploration

The original Bahuerachi property was acquired by Tyler Resources Inc. on behalf of a joint-venture between Tyler and Golden Rule Resources Inc. (now CDG Investments Inc.) in 1994 from a Mexican national, Ing. Luis Palafox. The Bahuerachi Dos property was acquired by staking by the joint-venture in 1995 and the Bahuerachi Tres concession was staked in 2002 (Figure 2.2).

A Letter Agreement signed in 1993 was followed by a formal Option Agreement dated October 21, 1998. Payment terms to maintain the Agreement in good standing are US$20,000/year payable in November increasing after five years (in October, 2003) to US$50,000/year. This is payable until Tyler places the property into production.

As of March 19th, 1998, the ownership of the three concessions was 16.61% by Mr. Palafox while the joint-venture owned an 83.39% interest through a Mexican Subsidiary, Recursos Tyler S.A de C.V.

The Agreement contemplates that the joint-venture will earn 1% of the 16.61% interest still held by the original property owner for every further US$100,000 spent on exploration for a period of five years. Exploration expenditures since signing of the 1998 Agreement have totaled approximately an additional US$530,000.00, pending final reconciliation of the August 2003 program expenditures for a total of US$1.37 million since 1993.  As discussed earlier, CDG's interest in the joint venture was acquired by Tyler.

After the aforementioned property expenditures the property ownership was increased to 88.7% for Tyler with 11.3% for the property vendor.

   Figure 2.1-General Location Map

Permits and Liabilities

Annual environmental reports have been filed for the property since work began in 1996 and the last inspection on the property was conducted by government officials in 2001, after the last mechanized trenching program. No outstanding liabilities have been signaled at that time and none are expected from work performed to date on the Property.

The next round of exploratory drilling, (scheduled to begin in April 2004), and the building of the necessary access roads should be adequately covered by the existing permit ("Informe Preventivo") which was submitted and approved in 1996 for the first round of drilling.

The joint-venture is responsible for the maintenance in good standing of the claims under the agreement, including all statutory filings and tax payments. Tyler currently pays annual mining duties of US$14,952. Past expenditures have been sufficient to address work assessment requirements through the option period.

Figure 2.2 - Concession Blocks

Figure 2.2 are the latest survey plans utilized to register the Bahuerachi Tres exploration concession.

 (ii)

Accessibility, Climate, Physiography, Local Resources And Infrastructure Access

Access to the property is by secondary unpaved roads from the local supply and administrative center of Choix, Sinaloa. Access to Choix from Highway 15, the Main Coast Highway, is via El Fuerte from either El Carrizo (106 km) or from Los Mochis (126 km).  Commercial air service is available to Los Mochis.

The 4-5 hour drive to Bahuerachi from Choix includes a short ferry crossing over the Rio Fuerte which has recently been flooded by the construction of an irrigation/hydroelectric dam. This dam now generates electrical power close to the property, an important consideration in terms of an eventual mining operation. Access to the property is possible year round through the state maintained all-weather gravel road linking Choix (Sinaloa) to Urique (Chihuahua). This road services the village of Bahuerachi located on the western edge of the permit area. Access to the project's main mineralized zone from the village of Bahuerachi was constructed during the joint- venture's 1996-97 drilling program and is in relatively good condition with only a few areas that tend to wash out during the rainy season. With a minimum of seasonal upkeeping travel to the camp and the main mineralized zone by four wheel drive vehicles is possible year round.

Access throughout the property is by a network of foot/burro trails, including well developed trails in Arroyo Reforma and several major tributary drainages. A few of these have been partially upgraded to allow the use of all terrain vehicles (ATV).

Access to the area in the future will possibly be upgraded with the construction of an all weather road from the city of Choix to the El Sauzal project located roughly 25 km to the west of Bahuerachi. The importance of this road is that it is scheduled to include the construction of a bridge across Rio Fuerte, making access to its northern shore possible without using the ferry services that have occasionally bottlenecked access to the project area to date. Eventual use of the new road sections and bridge would require some road construction from Bahuerachi eastwards but across a much shorter distance than any other alternatives.

Climate and Physiography

The climate on the property is typical of this area of the Sierra Madre with a dry, arid climate for most of the year punctuated by typically heavy rains during the period from September to November.

Terrain is rugged to extreme, rising abruptly from main valleys at about 200 m ASL to peaks at 1,300 m.

Local Resources and Infrastructure

A limited population base is present on and around the property which is primarily engaged in subsistence farming and minimal cattle ranching. There is no local industry and people have been steadily leaving the area due the lack of work.

The closest town, La Reforma, offers limited health services (nursing station) as well as phone/fax services and a poorly stocked country store selling essential supplies. Supplies such as food, electrical/mechanical supplies and fuel are typically sourced out of the city of Choix where a wide range of products can be found. Supply trips to Choix from the property can usually be completed in one day when ferry service across the El Fuerte reservoir is available.

Electrical power is not presently available on the property and the closest hydroelectric power generating facility is located roughly 25 km to the south west of the property, at Huites on the El Fuerte river. The amount of power generated at that facility and its availability are not known to the authors. The current power grid extends to the village of La Reforma, 8 km south of the property.

The closest railway link to the property is located roughly 25 km to the west of the Property.

Water is present year round on the property in the major arroyos, such as Arroyo Reforma which crosses the property in a north-south direction. Drinking water is available either by filtering water from local arroyos or obtained from artesian wells at the village of Bahuerachi.

A small camp has been built over the years by Tyler Resources at the Main Zone and is comprised of a large restored stone house with a tin roof with kitchen and sleeping quarters which can easily accommodate up to 10 people. Shower and toilet facilities have been constructed and an old adit has been fitted with a door to serve as storage for drill core.  Running water is provided by gravity feed to the kitchen and washing facilities.

(iii)

Property History

Exploration Previous to 1994

The property has numerous and extensive historical workings reportedly dating back to the late 1700's under the Spanish colonial rule.  Mining at that time was directed towards the extraction and treatment of surface and underground copper oxide ores that were treated on site with the use of wood-fired blast furnaces. The highest density of these surface and underground workings are located in what is now known as the ‘Main Zone'. Grab samples of oxide mineralization from historical workings often grade in the 10%-30% copper range. Although it is not known if gold and silver were historically recovered at the property, it is noted that the highest density of workings occur in the southern portion of the system and where the highest precious metal values have been recognized at surface to date.

Abundant slag from historical smelting activity is found in a number of areas on the property, namely at the Main Zone camp, Colome, the village of Bahuerachi itself and along Arroyo San Francisco, near the southern end of the Mina Mexicana zone as recognized to date.

The area has reportedly first been evaluated for its potential to host a porphyry copper deposit by Asarco in the 1970's.  At that time, Asarco reportedly drilled 8 widely spaced holes, some of which intersected high grade copper oxide mineralization. Asarco's regional exploration efforts, which included work on the Santo Thomas and Piedras Verdes deposits in the area, were terminated at about that time. Luis Palafox, an ex-Asarco geologist, staked the Bahuerachi property in 1992 and offered it to the joint-venture in 1993.

Although according to available records the property has been visited by numerous large companies over the years, little actual modern exploration work has been done and none of this work was conducted outside of the original showing (now the Main Zone).

Exploration Since 1994

Significant changes since the joint-venture programs began (1994) include development of road access, recognition of much larger mineralized systems as well as the discovery of new types and styles of mineralization.

The initial focus of exploration by the joint-venture in 1994 was two fold. Initial drilling was to define a small SX-EW (solvent extraction-electro-winning) near surface copper oxide resource within the Main Zone. Regional prospecting programs were conducted intermittently to expand the Main Zone as well as find additional mineralized zones.  Small regional work programs were also undertaken over the years to evaluate multiple other showing in the area of Bahuerachi.

Evaluation of potential for base and precious metals on the property since 1996 has resulted in the discovery of multiple gold and base metal occurrences that were previously undocumented.

The 1997 drilling campaign at Bahuerachi was conducted to evaluate the near surface copper-oxide potential of the property. In the absence of better geological controls, it was conducted on a theoretical 50 m centre grid to cover an area of roughly 400 m by 200 m over what was believed to be the core of the mineralized system. Initial holes were planned as vertical holes to evaluate a possible near-surface, sub-horizontal zone of copper oxide enrichment (oxide blanket). Although mineralization was found to be widespread, even outside the higher grade replacement zones, drill hole location and drilling directions did not allow for adequate testing of the higher grade zones or the mineralized intrusion as defined by subsequent work. Core recovery also reportedly averaged only 70% over the program with heavy losses in altered, mineralized sections as well as within intrusive sections.

Plotting of the 1997 drill holes on the 2001 geological map shows that 10 of the 18 holes were located in the sediments and volcanics outside of the main skarns or mineralized dacitic ("QFP" or quartz-feldspar porphyry). Only two holes were collared in the high grade replacement skarn zones but were poorly oriented in terms of recently established geological controls. Regardless of this deficiency, results of the 2001 drilling include the following reported statistics which remain valid in the context of future exploration on the property: cumulative 166.06 m of drill intersections in the exoskarn averaged 1.17% copper with a range of 0.23%-2.34% copper, cumulative 111.43 m in altered andesites (and sediments) was found to average 0.58% copper with a range of 0.28%-0.86% copper and a cumulative 59.7 m of intersections of copper mineralization in the altered dacitic intrusion  was found to grade 0.67% copper with a range of 0.28%-1.28% copper.  All of these ranges are well within the type of values expected within an economic porphyry style system and associated high grade skarn zones.  Only in a few limited instances were assays for other elements (Au, Ag, Zn) carried out in 1997.

Other prospecting programs conducted during this period allowed for the accumulation of local to regional scale data which has greatly enhanced the understanding of the mineralization and its potential at Bahuerachi.  A greater understanding of regional stratigraphy and structure allows for the integration of punctual data and evaluation of overall potential for each occurrence.  Numerous mineralized showings have been identified on the property outside of the Main Zone (Colome, Mina Mexicana, Los Alisos, Cuesta Colorada, San Juan, San Marcos)(Figure 4.1).  All of those showings are considered genetically related to some degree.

2001 Surface Exploration Program

The purpose of the 2001 surface exploration program was to examine known showings with the objective of determining geological controls and settings for existing mineralization.  Previous datasets from prospecting programs offered punctual data in terms of mineralized occurrences but without further mapping, this data could not adequately be used to outline the potential of any one area as true widths of mineralized systems could not be determined with reasonable certainty.  The 2001 program was successful in outlining minimum surface length and widths for mineralization at the Main Zone (west skarn), Mina Mexicana and Los Alisos.  It also provided for greater understanding of the geological context and controls on the known mineralization and as such, created the base necessary for drilling recommendations on the property.  Figure 4.1-Known Mineralized Zones at Bahuerachi

The Main Zone, San Juan, Colome and Cuesta Colorada are all directly (spatially) associated to QFP intrusions.

2003 Underground Sampling Program

A short program was conducted in August of 2003 in conjunction with a number of field property visits with third parties.  The short program centered around the partial rehabilitation of a historical adit which penetrated the intrusion and related skarns underneath the Main Zone for a significant distance.  The program objectives were to collect data at depth which in conjunction with the 2001 surface data would allow for the generation of an interpretative cross-section across the system.

(iv)

Geological Setting

Regional Geology

The geology of northwestern Mexico is dominated by the Sierra Madre Occidental, a belt of Cretaceous to Tertiary volcanic rocks extending southeasterly from the US border for 1,400 km. These rocks comprise a lower (45 to 100 million year old) sequence of andesitic flows and pyroclastic rocks, uncomformably overlain by a distinctive, upper (27 to 34 million year old) ignimbrite complex.  The upper complex, probably the most extensive of its type on earth, is up to 1 km thick.  A thick sequence of Triassic-Cretaceous volcano-sedimentary sequence is exposed between the Pacific Coast and the western slopes of the Sierra Madre. Cretaceous and Tertiary intrusive rocks occur in a belt, 60 km-100 km wide, immediately inland of the coast.

Property Geology

At the property scale, a large range of the units previously described are exposed by the presence of an erosional window through the late Tertiary volcanic sequence.

At the base of the sequence, the Triassic-Jurassic-Cretaceous volcano sedimentary units are well exposed and consist of interbedded sediments (conglomerates, sandstones, siltstones), carbonates and limy sediments as well as andesitic volcanic flows. Field observations where bedding relationships can readily be observed indicate that these units were folded although fold geometry and amplitude have not yet been defined.  Evidence for thrusting is also present on a regional scale.

These units are locally overlain by the Tertiary andesitic, pyroclastic and ignimbrite flows and are intruded by a series of intrusions ranging in composition from dioritic to rhyolitic.

An important intrusive complex consisting of multiple intrusions ranging in composition from mafic (dioritic/andesitic) to felsic (rhyolitic) is present on the property. The core of this complex is exposed over a north-south distance of at least 10 km by a minimum width of 3 km although its total extent is not known at present.  The best exposures of this complex occur along arroyo Reforma from the north end of the property to the town of La Reforma and then southerly to the El Fuerte River. Most of the intrusive complex consists of fault bound (post emplacement faults?) dyke like bodies with a volumetrically dominant dacitic core. The dacitic bodies have been observed at the Property's Main Zone as varying in widths from 50 m to over 200 m in width.  Numerous andesitic or rhyolitic dykes with widths in the 1 m-10 m range are seen cutting the dacitic core in both north-south and locally east-west orientations. These later dykes have been observed to the east of the property cutting the base of the tertiary sequence providing an age constraint on these intrusive events.  It can be noted that the late dykes are predominantly observed as fresh, unaltered rocks at the Main Zone and are therefore considered as being post-mineralization.

Large scale faulting is observed on the property and some of the late faults have been intruded by flow-banded rhyolite dykes.  Important fault systems occur in both roughly north-south and east-west directions.  Important displacement in the >100 m range can be inferred using the base of the uncomformably tertiary ignimbrite complex as a marker horizon. To the north-east of the property, Cretaceous carbonate units and sedimentary rocks can be seen at the same topographic level as tertiary ignimbrites across the valley of arroyo Cieneguita which marks a major north-south fault structure.  This particular fault structure, which is well exposed in the dry creek bed, is characterized by a thick section of coarse polymictic fault breccia. The importance of faulting is crucial in terms of the exploration model as creating zones of structural weakness and/or dilation propitious for the emplacement of magmas and subsequent mineralizing fluids.

Detailed mapping to date has only been carried out at the site of identified mineralization.

(v)

Mineralization

There are presently 7 significant zones of mineralization known on the property as well as a few early stage prospects. Each of the 7 zones is described in greater detail below. Of these, only the Main Zone has seen any significant trenching work, mapping and drilling. The Los Alisos gold-silver hydrothermal system has been sufficiently mapped and sampled at surface to initiate drilling. Other areas have been visited and mapped and sampled but no systematic work has been conducted. The results of the 2001 mapping and sampling results are summarized on Figure 6.1.

0
250
500
Meters
NORTH
Chip samples in fresh QFP intrusion:
4 meters @ 0.22 % Cu
4 meters @ 0.40 % Cu
4 meters @ 0.49 % Cu
Area 9: 9 Meters, 1.78% Cu, 0.11 g/t Au, 11 g/t Ag, 0.02% Zn
Area 8: 33 Meters, 0.94% Cu, 0.11 g/t Au, 12.45 g/t Ag, 0.024% Zn
Area 10: 12 Meters, 1.51% Cu, 0.07 g/t Au, 8.83 g/t Ag, 0.05% Zn
Area 7: 24 Meters, 1.19% Cu, 0.12 g/t Au, 22.33 g/t Ag, 0.32% Zn
Area 6: 21.5 Meters, 2.32% Cu, 0.11 g/t Au, 6.40 g/t Ag, 0.21% Zn
Area 11: 30.8 Meters, 0.50% Cu, 0.04 g/t Au
Area 4: 30 Meters, 0.80% Cu, 0.59 g/t Au, 35.80 g/t Ag, 0.15% Zn
Area 5: 69 Meters, 0.80% Cu, 0.08 g/t Au, 15.74 g/t Ag, 0.35% Zn
Area 3: 14 Meters, 0.11% Cu, 9.99 g/t Au, 8.57 g/t Ag, 7.96% Zn
Area 2: 15 Meters, 0.33% Cu, 0.44 g/t Au 3.73 g/t Ag, 2.47% Zn
Area 1: 25 Meters, 0.92% Cu, 0.01 g/t Au, 1.5 g/t Ag, 0.05% Zn
MAIN ZONE GEOLOGICAL SKETCH MAP
LEGEND
Quartz Feldspar Porphyry (QFP)
Endo and Exo skarn
Andesites flows and sediments
Limestones
Late, cross cutting intrusions (dykes)

Figure 6.1-Geology Map and Sampling Results (10 m topographic contour)

Table 6.1 below identifies the amount of work and results to date on each of the known zones.

Table 6.1-Summary of Work to Date and Type of Mineralization Identified

Area Name	Type work done	Recommended Work	Mineralization Type	Target size	Grades
Main Zone	Mapping, trenching, drilling	Drilling	Cu+/-Au skarn and low grade Cu-Au intrusion	West skarn 1,200 m length by 5 m-80 m width. Intrusion 1,400 m length by 50m->200m width.	Skarn average (2001): 1.14% Cu 0.94 g/t Au** Intrusion average (2001): 0.50% Cu 0.04 g/t Au
Los Alisos	Mapping, sampling	Drilling	Au-Ag epithermal breccia system	Mineralized core:150m by 60m Alteration zone: 500m-150m	3.15 g/t Au, 19 g/t Ag over 21 meters minimum true width
Mina Mexicana	Mapping, sampling	Trenching	Cu+/-Au skarn, intrusion related	Size not defined, minimum 400 m strike length.	1.14% cu, 0.17 g/t Au over 64 linear m of sampling in three sections
Colome	Mapping, sampling	Trenching	Cu+/-Au skarn, intrusion related	Size not defined
San Juan	Prospecting	Mapping, sampling	Silver-lead-zinc skarn, carbonate hosted	Size not defined
San Marcos	Prospecting	Mapping, sampling	Cu+/-Au+/-Ag+/-Pb+/-Zn skarn overprinted with mesothermal quartz veining	Size not defined
Cuesta Colorada	Prospecting	Mapping, sampling	Cu+/-Au+/-Ag+/-Pb+/-Zn skarn overprinted with mesothermal quartz veining	Size not defined

** Average value strongly influenced by high grade gold sections.  Average calculated for 193.5 m (linear) of sampling on the west skarn.

Main Zone (Cu-Au +/- Ag, Zn, Pb)

Two predominant related styles of mineralization have been recognized to date at the Main Zone.  The first style of mineralization consists of an extensive sheeted quartz vein/fracture system and associated disseminated sulphide mineralization within a large porphyritic felsic intrusion (quartz feldspar porphyry or "QFP"). The second style of mineralization consists of both endoskarn and exoskarn development overprinting the margins of, and developed throughout the QFP. Endoskarn development appears to overprint stockwork development in the intrusion. Strong fracturing and vein development with associated copper mineralization is also present in the host volcano sedimentary sequence.

The Main Zone has been mapped at a scale of 1:1000 in 2001 (Figure 6.1).  Surface weathering through the area largely masks pre-existing alteration, especially in the sediments and mineralized intrusions, and can make rock identification difficult.  The least weathered rocks are best exposed along creeks and the weathering profile gets deeper on ridges and hillsides.

Observations to date suggest that there is a strong north to north-east control on the intrusive phases, quartz veining and, locally, on skarn mineralization.  Late faults are abundant through the mapped area with north-south, east-west and minor northwest trends.  Post-mineralization dykes of both andesitic and rhyolitic compositions are common along inferred faults.

Most of the 2001 work has focused on the western margin of the intrusion in order to tie in different zones previously documented as isolated, single occurrences (Main Zone, east zone, south zone, monument zone, pantheon zone and so forth).  The main intrusion and related skarn systems have now been continuously outlined in reasonable detail over 1,200 m and on a grassroots level over 1,400 m.  Topography allows for a vertical cut of roughly 130 m into the mineralized system between the ridge tops to the valley bottoms.  Historical workings below surface exposures, including a more recent adit reportedly driven under the Main Zone by the Guggenheim copper company in the 1930's, indicate that a minimum depth of some 150 m can be inferred to date for the Main Zone mineralization.

More detailed descriptions of each domain follows, with the skarns described first due to their generally higher grades and the amount of data available on this part of the system.  Mineralized intrusions and sediments are described latter part of this section.

Skarns.

Sampling in 2001 focused on sections with minimum interpreted true widths ranging from 9 m- 33 m along the western intrusive boundary and 12 m-69 m on the eastern side of the intrusion.  Controlling factors in choosing areas for sampling were access and exposure.  In most instances, the sampling data reflects a minimum interpreted true width as entire sections were rarely sampled out into non-mineralized material.

The western skarn zone is continuous where well exposed and is still open to the north and south where it is constrained by lack of proper exposure as well as a lack of detailed work.  Skarn development is not constrained to one particular lithological unit and occurs indiscriminately with very good lateral and vertical continuity in siliceous and limy sediments, carbonates and intrusive rocks.  Zones of intense fracturation and copper oxide mineralization have been observed to occur within the volcanics and sediments outside of, but associated to, the skarn zones, potentially significantly increasing the overall width of mineralization locally.

Skarn composition is dominated by garnet (grossularite-andradite), diopside, vesuvianite, sulphides (pyrite, chalcopyrite, locally sphalerite) and their oxidized equivalents (limonite, malachite/azurite/chrysocolla, locally hemimorphite and hydrozincite) as well as locally minor tremolite-actinolite, quartz, calcite, hematite, magnetite and native gold.

Local composition of the skarn is  likely determined by the nature of the protolith with limy units and limestones forming garnet-diopside-vesuvianite skarns while more siliceous protoliths such as dacitic intrusive rocks and siliceous sediments form garnet dominated phases.

Skarns with significant gold enrichment occur within magnetite-hematite dominated zones. These have been found to occur mostly in the south part of the Main Zone, both on the eastern and western margins of the main intrusion. High gold grades (>1 g/t) occur in distinct association with higher zinc grades. Zinc occurs mostly within alteration minerals such as hemimorphite and hydrozincite while gold has been recognized in thin section as occurring predominantly in native form.

Free gold occurs within limonite-filled boxworks or as native grains, within or intergranular to compact magnetite aggregates as well as within zinc alteration minerals.  Grain size range for gold particles as seen in thin section is normally 2 to 30 microns and up to 100 microns. Very high gold grades are known to occur locally within the magnetite skarns with individual grab samples assaying as high as 297 g/t gold  and a small composite trench from

 1998 which returned a value of 79.9 g/t gold, 17.5 g/t silver and 17.4 % zinc over 3.2 m.  Grades ranging from 6 g/t to over 30 g/t gold have also been obtained from the eastern magnetite-hematite skarn zone in the same area but exposure is too poor to evaluate the true width or potential extent of the eastern zone at this time.

The distribution of irregular magnetite-gold rich skarns within the larger skarn occurrences is poorly understood at present and more data will be required to evaluate their true potential.  Significant gold values have been recognized in three sections where they form gold-rich sub-sections of the larger intervals (areas 2,3,4, Figure 6.1). The enriched subsections (3m @ 2.08 g/t, 14 m @ 9.99 g/t and 15 m @ 1.07 g/t) from those sections outline a strike length of over 200 m for gold-bearing skarn within the larger, copper dominated skarn of the western edge of the intrusion.

To date, the skarn occurrence located to the east of the main intrusion has been sampled at a much lesser level of density than the western skarn.  This is strictly a function of access and exposure in outcrop to date and there are no indications that the potential on the east side of the intrusion is less than on the west side.  The two areas adequately sampled to date on the east side have returned minimum true widths of mineralized material of 69 m grading 0.80% copper (area 5, Figure 6.1) and 12 m grading 1.51% copper (area 10, Figure 6.1), grades and widths which are consistent with mineralization better defined on the western margin of the intrusion.

Sheeted Quartz Veins and Mineralized Intrusion.

The main intrusive body has been outlined over 1,400 m in length with widths ranging roughly from 20m-250 m. It is cut and/or overprinted by a sheeted quartz vein stockwork with associated copper+/-gold mineralization. The stockwork locally extends into the host volcano-sedimentary sequence. The geometry of the main intrusion is complex and it has been cut by at least three late, post-mineral suites of dykes including andesites, rhyolites (often flow banded) and latite porphyry dykes. At least two other significant dacitic bodies of presently unknown extent have been noted to the east and west of the main body in the 1:1000 scale map area and similar dacitic (QFP) intrusions are known to occur at other mineralized zones on the property, notably at Mina Mexicana, Colome, San Juan and Cuesta Colorada. These other occurrences are described in subsequent sections.

Zones of sheeted quartz veining within dacitic intrusions or fine grained volcanic and sedimentary rocks have been traced for over 1,400 m.  Similar veining occurs at Colome and Mina Mexicana, outlining genetic similarities between mineralized occurrences over important areas.  Zones of strong (>5, 1 cm veins/m) veining in the Main Zone are up to 150 m wide and 700 m long within a larger halo of less intense veining about 600 m wide and 1,400 m in length and still open to the north and south. Estimation of quartz vein density is very subjective and depends on availability of proper exposure as well as surface weathering. The actual density of veining is probably underestimated at this time.

The veins are mostly north-east trending sub-parallel quartz veins ranging in widths from hairline fractures to a few centimeters. Locally multidirectional networks occur as well. Quartz veining is best developed within dacitic units but is not restricted to this lithology.  A notable exception is the limestone units which are generally very poor hosts for vein development.

The sheeted vein system contains some attributes of a Cu-porphyry deposit; mainly: porphyritic host rock, association with low-grade copper and locally gold values, possible potassic alteration, possible phyllic alteration, definite and locally very strong propyllitic alteration and an extensive pyritic halo. Primary alteration in the areas of sheeted quartz veining is masked by strong surface weathering and therefore, clear porphyry-style alteration patterns could not be mapped during the 2001 program.

Sampling of one drill road section with good exposure across part of the intrusion (area 11, Figure 6.1) returned an average grade of 0.50% copper and 0.04 g/t gold across a cumulative 30.8 m (linear) width.  True width of the intrusion in this section is at least 40 m. Although the average grade across the section is affected by two samples grading 1.88% and 1.613% copper across a small endoskarn pod, values within the mineralized intrusion proper range between 0.023% and 0.899% copper. Strong leaching of primary mineralization is evidenced by the presence of abundant boxwork casts visible in the quartz veining/stockworking.

Drilling statistics from 1997 indicate that a cumulative 59.7 ms of intersections within the altered dacitic intrusion (QFP) carried copper mineralization which was found to have an average grade of 0.67% copper with a range of 0.28%-1.28% copper. No gold analyses were performed on core from the 1997 program. Core recovery during this program was particularly poor within altered, mineralized QFP. Copper mineralization within the QFP is described primarily as chalcocite, digenite and covellite. Trace amounts of chrysocolla was noted in some of the near surface intersections and variable amounts of chalcopyrite, both fresh and rimmed with digenite and covellite, were observed within the intrusion (McHale, 1997).  Three 4 m continuous chip samples of relatively fresh material from the main intrusion in a creek bed near the northern end of the detailed map area returned copper values of  0.487%, 0.402% and 0.215% in an area of strong stockwork and sheeted quartz veins. Disseminated pyrite, chalcopyrite and  copper oxides were observed within the stockworked intrusion.

Underground sampling in August 2003 returned a cumulative section of 61 m through the QFP and variable associated levels of endoskarn development grading an average of 0.26% copper and 4.29 g/t silver.  Leaching was still very pronounced at that depth.  Over the 61 m section, overall grades varied between <.01%-0.84% Cu, <.01 g/t-0.22 g/t Au, <0.1 g/t-35.9 g/t Ag, and, <.01%-0.29% Zinc.  As shown in Figure 6.2, all metal grades were on an increased trend towards the end of the sampling section where sampling was halted due to a partial collapse of the adit.  The increasing trend, mostly in precious metals, is consistent with surface data along the section where higher gold and silver grades were low on the eastern margin of the intrusion and higher at its western margin.

Mineralized Sediments.

The host volcano-sedimentary sequence is locally known to carry significant grades of copper mineralization to a distance of up to 150 m away form the main intrusion in the Main Zone.  At surface, this is mostly seen as networks of mm to cm sized chrysocolla/azurite filled fractures in altered quartzose sediments and volcanic rocks (andesites).

The ‘sediment hosted' component of the mineralization is known mostly from the 1997 drilling program which was focused away from the intrusion itself.

It is rarely seen well preserved at surface due to intense leaching but can be observed behind the camp site in the Main Zone as well as in the 2001 "Area 1" trench where a 25 m section was sampled along a road cut/trench and graded 0.92% copper, 0.01 g/t gold, 1.5 g/t silver.  Further definition of this component of the mineralized package will be crucial at the next drill stage as it could contribute a significant amount of material to the mineralized skarns and intrusions.

Sketch geological profile, Guggenheim adit (east to west)

40 m
100 m
Andesite dykes
(Post-Mineral)
150 m
Dyke
190 m
Volcano-Sedimentary Sequence
QFP
Adit
Collapse

Copper (ppm)
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
39 49 59 69 79 87 97 105 115 123 131 135 140 144 149 153 158 163 167 172 176 181 185 189
sample mid-point (m) from adit entrance

Silver (ppm)
50
45
40
35
30
25
20
15
10
5
0
39 49 59 69 79 87 97 105 115 123 131 135 140 144 149 153 158 163 167 172 176 181 185 189
sample mid-point (m) from adit entrance

Gold (ppm)
0.5
0.4
0.3
0.2
0.1
0
39 49 59 69 79 87 97 105 115 123 131 135 140 144 149 153 158 163 167 172 176 181 185 189
sample mid-point (m) from adit entrance

Zinc (ppm)
5000
4000
3000
2000
1000
0
39 49 59 69 79 87 97 105 115 123 131 135 140 144 149 153 158 163 167 172 176 181 185 189
sample mid-point (m) from adit entrance

Figure 6.2-Guggenheim Adit Assay Data

Surface Alteration

The data obtained to date is dominated by strongly altered facies of the mineralization due to pervasive surface weathering.  A review of drill logs from the 1997 drilling program indicates that strong alteration is still present within the skarns at a depth of 93 m from surface (drill hole # 97-8) although fresh sulphides are also noted at depth.

The Guggenheim adit cuts through the eastern skarn zone under the central part of the Main Zone and part of the mineralized QFP where mapping and sampling were stopped due to a partial adit collapse. Previous samples of sulphide rich skarn mineralization from dumps of the working have returned grades of 0.33 g/t-0.42 g/t Au, 25 ppm-31 ppm Ag and 2.23%-2.47% copper.  It is interpreted that this material came form the western skarn zone which was not accessed during 2003.  Mapping and sampling in the Guggenheim adit outlined the fact that very significant oxidation and metal migration is still occurring on the property at the level of the adit, some 50 m below the lowest surface outcrops of the Main zone and approximately 150 m laterally from the surrounding ridge tops.  Continued metal re-mobilization is evidenced by primary sulphide destruction in the material at depth and the re-deposition as adit wall coatings of secondary copper and zinc minerals such as malachite, azurite, chrysocolla, hydrozincite and hemimorphite.  Thick crusts of these secondary copper and zinc oxide minerals had to be removed from the walls to allow for the sampling of the partially leached substrate which included mineralized QFP and weak to strong endoskarn zones. Zones of coarse, strong endoskarn development, although showing the highest metal grades (samples # 24916 and 24917, respectively grading 0.51% and 0.35% Cu, 0.14 g/t and 0.22 g/t Au as well as 17 g/t and 35.9 g/t Ag), were strongly altered with up to 20%-30% total porosity after leached sulphides.

System Cross-section.

Data from the 2001 surface and August 2003 underground programs was correlated and used to draw an interpretative cross section through the southern part of the Main Zone at Bahuerachi.  This section was created in order to provide an estimate of the target size and potential grades in this better exposed part of the mineralized system (Figure 6.3).  Based on underground work and field data, the large limestone block shown on the plan maps for the Main Zone in this area is interpreted to be a roof pendant on top of the otherwise continuous intrusion.  The mineralized QFP itself in this area is interpreted to have a minimum width of some 175 meters.  Sampling to date along the section at surface and depth indicate somewhat consistent copper distribution while gold and silver mineralization appears to increase at the western margin of the intrusion.  As an early indication of overall grade potential through the system, the weighted averaged linear meter basis for three sections through the intrusion in this area grade 0.59% Cu, 0.15 g/t Au, 15.14 g/t Ag and 0.18% Zn (over 160 m (linear) of sampling, including 2001 Areas 4 and 5 and the 2003 underground sampling data).  The calculation of average grade in this section excludes the Area 3, high grade gold section (14 m @ 9.99 g/t Au) as it appears spatially related to the limestone body.

Figure 6.3-East-West Interpretive Cross-section

Figure 6.3 is a cartoon sketch through the southern portion of the Bahuerachi Main Zone intrusion/skarn system.  The limestone unit is interpreted to be a roof pendant in this section.  The mineralized intrusion is interpreted/projected to be on the order of roughly 180 with 12 additional meters of mineralization outside the main contact (transition/contact zone) to the east and indications of mineralization in the sediments to the west (up to 150 m from contact) through surface work and previous drilling.

Insufficient systematic sampling and lack of drilling do not allow for an estimate of the economic potential of the main intrusion at this time.  Surface mapping, sampling and initial drilling to date do support the interpretation that a significant portion of the main intrusive QFP body, its associated endoskarns and exoskarns as well as the host sediments carry copper+/-gold (Ag, Zn) mineralization with grades consistent with active mining operations in porphyry-style settings elsewhere. The significant size of the Main Zone intrusion, as well as the presence of other similar intrusions on the property are clear indications that the size potential requirements for a low grade copper-gold bulk tonnage deposit in addition to the high grade skarn zones may be met with further exploration at Bahuerachi.

Due to the somewhat erratic distribution of grade information at this time, largely as a function of the project's grassroots nature and lack of drilling, zoning in the system remains undefined. The presence of a richer, remobilized near-surface oxide blanket remains a valid exploration hypothesis, as well as the possible presence at relatively shallow levels of a higher grade porphyry core.

Mina Mexicana (Cu-Au)

The Mina Mexicana showings (Mina Mexicana and Smelter zones) consist predominantly of garnet dominated skarns with local magnetite-hematite associated with an altered dacitic (QFP) intrusion of unknown extent.  At this time, three showings have been systematically evaluated where exposure permitted adequate mapping and sampling.  Exposure is relatively poor between the areas sampled but geological continuity can be reasonably established and grab sampling of exposed mineralization between and beyond the showings confirm potential continuity in mineralization.

The three showings outline a significant system of endoskarns and exoskarns over a minimum inferred strike length of 400 m.  Minimum interpreted true widths of mineralization vary between 6 m-25 m where exposed.  The system trends roughly north-west as identified to date.  Historical grab sampling of similar mineralization along strike of the showings to the north may be interpreted to outline the zone over 550 m and the similarities between the Mina Mexicana mineralization and the geological context at the Main Zone highlight the strong probability that this system will be shown to be connected with the Main Zone mineralization with additional work.

Grades in outcrops which have been sampled to date average 1.3%, 0.99% and 1.66 % copper over 25 m, 12 m and 6 m of minimum interpreted true widths. Average gold grades for the sections seem slightly higher than the average grades within the Main Zone skarns and grade 0.16 g/t, 0.2 g/t and 0.23 g/t for the 25 m, 12 m and 6 m sections respectively.

Further work on the Mina Mexicana showings should focus on outlining the possible continuity of mineralization between the known exposures and the Main Zone by mechanized trenching.

Colome (Cu-Au)

The Colome area is located approximately 2.2 km from the northernmost edge of the Main Zone mapped area.  It consists of multiple zones of strong garnet-dominated skarn mineralization in limy sediments and limestones associated with an altered dacitic QFP body of unknown extent or geometry. The QFP exhibits sheeted quartz veining similar to what is observed at the Main Zone.  Post mineralization rhyolite dykes cut all units. Magnetite-specular hematite skarns are known to occur just north of the Colome showings. Barite is also known to occur locally within the skarns as bladed crystal aggregates.

Historical mining occurred in this area as evidenced by the presence of shafts and adits within structurally controlled high-grade copper oxide skarn mineralization within limestone units as well as by the presence of numerous slag piles from blast furnaces.

An 18 m (linear) composite section reported by McHale in 1997 reportedly graded 1.38% copper, 0.042 g/t gold and 6.5 g/t silver. A one day visit in 2001 was used to map out the geology of the area as well as to obtain representative samples of skarn occurrences. No systematic sampling has yet been carried out on the mineralized zones. Skarn mineralization was found to range in grades from 0.03%-1.47% copper with traces of low-grade, but anomalous gold (0.13 g/t). Mapped skarn outcrops extend over a minimum length of 130 m in length by widths ranging between 15 m to 60 m over the mapped area. Thin (1 m to 2 m) zones of high grade replacement within recrystallized limestones returned values of 0.35% to 2.57% copper in grab samples.

Mapping and sampling to date has been hampered by the long access time to this area of the property (+/-5 hours walking time for the return trip) as well as steep topography to the south and east of the mapped area.  The Colome showings are nevertheless very significant as the mineralization is similar, and on strike to the north east, to that of the Main Zone.  Potential continuity of the Main Zone and Colome mineralization will eventually have to be verified through further mapping and sampling between the two areas.  The Colome showings remain open in all directions.

Los Alisos (Au-Ag)

The Los Alisos area is located some 1,200 m to the east-north-east of the Main Zone and topographically higher by roughly 300 m.  The core of the mineralized zone as it known to date is located some 100 m from the access road to the Main Zone.  Prospecting programs have been carried out intermittently on this zone since 1996 and enough mapping and sampling has been carried out to date to consider the prospect drill ready. The system has never previously been trenched or drilled.

The Los Alisos system consists of a broad epithermal quartz stockwork-breccia zone hosted in sediments and andesitic volcanic/volcaniclastic rocks. The core zone of strong brecciation/veining/silicification has been mapped over 150 m in length by 60 m in width.  A broader area of alteration and mineralization roughly 500 m in length by 150 m in width has been outlined around the core zone. Float consisting of coarse, vuggy, crystal-lined vein material has been found along strike of the known areas for over 800 m in a north-south direction without having been traced to source, outlining potential to significantly increase the size of the Los Alisos occurrence with further work.

Exposure is generally poor but locally fair to excellent.  The core area of veining seems truncated to the north by an east-west trending fault although similar veins and weaker alteration is present to the north of the fault zone.

In one instance where outcrop permitted for a representative section to be properly sampled, a composite value of 3.15 g/t gold and 19 g/t silver across a minimum interpreted true width of 21 m was obtained. Only the resistant siliceous portions of the system could properly be sampled while the lower grade silica-clay altered portion of the system did not produce suitable material for representative sampling due to recessive weathering. Samples of quartz veins or silicified/clay altered host rock along strike of this showing confirmed that gold and silver values are widespread in the system. Historical grab samples in this area have returned grades of up to 7.2 g/t gold, 200 g/t silver, 10.70% zinc and 10% lead.

The Los Alisos occurrence is believed to represent a telethermal/epithermal phase of an intrusion driven system similar to the one seen at the Main Zone. This would imply the presence of a buried intrusion and the flow of hydrothermal fluids along deep north-south faults. Intense brecciation and quartz vein emplacement indicate that the Los Alisos system is exposed at the boiling level.

Epithermal style gold-silver mineralization is recognized at Los Alisos on the Property as well as at San Marcos (described below). Historical mining has focused on mineralized, silicified breccias and fault controlled replacement zones ("chimneys" and "mantos") within a thick limestone sequence.

The high number and widespread nature of gold occurrences in the area, although at a very early stage in most cases, outline the fact that significant mineralizing events took place at or near the Bahuerachi Property.  Although the Los Alisos system is not the primary exploration target at this time, there is potential to develop a significant gold-silver exploration target outside of the Main Zone.

San Juan (Ag, Pb, Zn)

The San Juan occurrence was visited, mapped and sampled in 2001.  The occurrence is marked by a claim monument as well as an adit which extends for some 29 m into the hill side along a dacite (QFP) dyke in contact with coarsely recrystallized, partially silicified and mineralized limestones. Mineralization consists of coarse, locally spectacular galena and sphalerite crystals and crystal aggregates in a coarsely crystalline calcite matrix.

Grades in grab and chip samples at this CRD style occurrence varied between 0.015 ppm-.225 ppm gold, 25 ppm-1,655 ppm copper, 1 g/t-151 g/t silver, 0%-24% lead and 0%-20% zinc.

The association of mineralization with a dacitic dyke similar to that of the Main Zone as well as with rhyolite dykes indicate that the same styles of controls exist over mineralization in this area which is located some 1.25 km east-southeast of the southern extension of the Main Zone. The extent or geometry of the San Juan occurrence has not yet been determined due to poor access and steep topography.

San Marcos (Cu, Au, Ag, Zn, Pb)

The San Marcos occurrence, located in the south eastern portion of the claim block, was visited during a one day trip in 1998. Mineralization is exposed through old workings that consist of one adit extending 30 m into coarsely recrystallized limestones with coarse (2 cm-3 cm) disseminated chalcopyrite +/- galena and minor sphalerite blebs and a second, topographically higher, area of underground working excavating a cave some 15 m in length, 2 m-9 m in widths and 1.5 m-4 m in height.

Mineralization within the upper workings consists of epithermal style quart veining and silica replacement of carbonates, and limy sediments.  Sulphides minerals are dominantly fresh and consist of chalcopyrite +/- bornite, sphalerite, galena and pyrite. The long axis of the upper underground workings clearly follows an important N-S, subvertical fault structure.  Mineralized float and boulders continue in all directions at surface from the area of workings but exposure is extremely poor. The size, size potential, geometry or average grades of mineralization in this occurrence has not yet been determined due to lack of exposure, steep topography and long access time required by foot.

Grab samples of mineralization from within the workings returned grades varying between 0.01 to 2.43 g/t gold, 10.8 g/t-666.10 g/t silver, 0.02%-3.64 % copper, 0%-2.16% lead and 0%-0.14% zinc.

Within the context of other showings known on the property, San Marcos displays attributes of both the San Juan CRD style mineralization found roughly 1.25 km to the north west and the Los Alisos epithermal occurrence located east of the Main Zone.  This could be the result of two superimposed mineralizing events such as skarn formation overprinted by the introduction of hydrothermal fluids along structural pathways.

Although there is no data available at this time between the San Marcos and San Juan showings, similarities between the two systems warrants further investigation to determine the level of possible continuity between the showings.

Cuesta Colorada (Cu, Au, Ag, Zn, Pb)

The Cuesta Colorada occurrence is a showing located slightly south of the Bahuerachi Property boundary line, but is associated with a feature (intrusive contact) extending into the south west portion of the property.

Mineralization is found in a few shallow adits and glory holes at or near the contact between an altered dacitic intrusion (QFP) and limestones. The contact has been traced in outcrop/subcrop over 300 meters and can be inferred with a fair degree of certainly to be at least 2 Km in length.  Mineralized float can be found at surface over the length of the mapped contact but sampling was only conducted on sections exposed within the shallow workings. Intense fracturing and silicification of limestones occur to the west of the contact for at least 50 meters near the workings and host rocks appear as a quartz rich coarse breccia (80% silica) with local fresh clasts of the protolith (limestone and andesite). Quartz crystal lined open vugs are common indicating a strong and extensive hydrothermal overprint near the intrusive contact.

Grab samples of mineralization from within the workings and the silicified host rocks away from the contact returned grades varying between 0.09 g/t-0.74 g/t gold, 28.7 g/t-370.2 g/t silver, 0.09%-1.78 % copper, 0.47%-2.96% lead and 1.87%-19.96% zinc. Limited amount of work to date has not allowed for the determination of the area's size, geometry or potential. The association of mineralization with another significant dacitic intrusion in the south west part of the property is important as it highlights the presence of other mineralized systems genetically similar (and possibly related) to that of the Main Zone located 1.8 km to the east-north east.  The north-south contact outlined in this area is located roughly 1 km to the south of the Los Alisos hydrothermal system. The predominantly hydrothermal signature of the mineralization seen at San Juan could therefore conceptually be related to the Los Alisos mineralized system.

Other Showings

Numerous other mineralized showings, both of skarn type copper and hydrothermal gold-silver dominated mineralization have been summarily sampled on the property, mostly in the western and northwestern parts of the property. Significant historical underground mining activity is rumored to have been conducted at or near the village of Bahuerachi and significant amounts of slag material from blast furnace activity is evident in the village itself.

In most cases to date, surface exposure outside of the known zones has been very poor due to rubble covered surfaces, scraggly vegetation, extreme surface weathering and often steep topography. As seen during the 2001 mechanized trenching program, significant zones of mineralization may not be adequately represented at surface without creating proper exposures.  Numerous areas, including the north and south extensions of the Main Zone will need to be trenched further where good indications of further potential exist at this time.

It is suggested that all of the mineralized occurrences and deposits can be related to a single large porphyry-epithermal system.

(vi)

Exploration

Regional Stream Sediment and Soil Geochemical Data

Full data sets for three reconnaissance style stream and soil survey that were carried from 1995 to 1999 are available in the company files. A full report and description of methodology for the 1995 stream sediment survey is not available but it is the only survey that covered the whole property on a wide pass. The 1997 stream sediment sampling occurred around the Main Zone and samples were described as sieved in the field with analyses on the -80 mesh material.

Both stream sediment surveys outline a broad anomalous areas now known to correspond with the Main Zone but highly anomalous values in the 100 ppm-500 ppm Cu and >500 ppm Cu range are observed to the east of the mapped areas with no recognized source to date.

A regional pass soil sediment survey was carried out by a third party group in 1999.  This data was subsequently made available to the joint-venture and was plotted over topography and known geology. A total of 256 samples were collected and analyzed over and around the area of the Main Zone, mostly along ridge traverses. The data, when plotted over known geology to date, shows an excellent correlation of >500 ppm Cu anomalies over the Main Zone as well as highlights open areas of highly anomalous values to the north and south of the area mapped  suggesting probable extensions to the Main Zone.  A distinct cluster of high (>500 ppm Cu) values to the immediate north-northwest of the Main Zone warrants further work.  Anomalous soil geochemical data (>100 ppm Cu) describe a broad corridor roughly 2.8 km in length (open to north and south) by 1.5 km in width, centered on the Main Zone and the corresponding stream sediment anomalies east of the Main Zone.

Previous Drilling

An 18 hole (1,509 m) diamond drilling program was conducted under previous management on the central part of the property's Main Zone.

A sketch map of the drill hole locations areas plotted on the 2001 geology map (Figure 7.1). The drill hole data from that program is summarized in Table 7.1 (following). The 2001 surface program led present management to conclude that previous drilling did not adequately test the mineralized zones known at surface to a degree where accurate true width and grade predictions could be made for the various drill section. The two most significant weaknesses of the 1997 drilling include significant core loss through mineralized intervals as well as improper drill hole angles and orientations.

0
250
500
Meters
NORTH
97-9
97-5
97-6
97-7
97-4
97-8
97-3
97-2
97-16
97-12
97-18
97-10
97-14
97-15
MAIN ZONE
GEOLOGICAL SKETCH
MAP
LEGEND
Quartz Feldspar Porphyry (QFP)
Endo and Exo skarn
Andesites flows and sediments
Limestones
Late, cross cutting intrusions (dykes)
1997 DRILLING
LEGEND
DDH COLLAR
Hole with no significant intersection
Hole with at least one intersection over 5 meters grading above 0.5% Cu
Hole with at least one intersection over 5 meters grading above 1.0% Cu
97-8 Drill Hole Number

Figure 7.1-1997 Drilling

Table 7.1-1997 Drill Hole Data Summary

DRILL HOLE DATA				MINERALIZATION (sections above 0.50% copper in bold)
Drill hole#	Total depth	Azimuth	Inclination	From	To	length (m)	%Cu
T-97-1	41.46		-90	0.60	25.30	24.70	1.63
				37.25	40.55	3.30	0.97
T-97-1-A	116.77		-90	0.60	26.00	25.40	1.42
				36.60	57.32	20.72	1.10
T-97-2	101.52		-90	23.12	59.60	36.48	0.80
				59.60	69.38	9.78	0.36
T-97-3	101.52		-90	22.86	51.21	28.35	0.63
				51.21	67.99	16.78	0.25
				95.02	95.59	0.57	1.81
T-97-4	89.33		-90	5.00	21.34	16.34	1.04
				55.79	62.80	7.01	0.40
T-97-5	101.52		-90	28.79	41.16	12.37	0.16
				77.13	96.95	19.82	0.12
T-97-6	101.52		-90	29.12	42.07	12.95	0.37
				42.07	66.16	24.09	0.63
				66.16	86.28	20.12	0.30
T-97-7	101.52		-90	35.98	74.08	38.10	0.90
				74.08	98.48	24.40	0.39
T-97-8	101.52		-90	42.07	49.70	7.63	0.27
				49.70	60.45	10.75	1.22
				77.13	93.29	16.16	0.45
T-97-9	101.52		-90
T-97-10	46.65		-90	3.96	12.80	8.84	1.91
				31.40	34.45	3.05	1.45
T-97-11	69.82	60	-60	1.83	14.33	12.50	1.39
				14.33	21.03	6.70	0.37
				49.70	64.63	14.93	1.40
T-97-12	60.06	105	-50	0.75	6.40	5.65	0.80
T-97-13	27.44		-90	0.60	8.54	7.94	1.42
				18.40	27.44	9.04	0.32
T-97-14	89.33	135	-47.5	5.49	16.16	10.67	1.40
				40.44	50.45	10.01	0.58
				50.45	53.35	2.90	0.12
				53.35	60.22	6.87	0.47
T-97-15	55.79	200	-70	0.60	3.96	3.36	0.36
				49.39	55.79	6.40	0.87
T-97-16	101.52		-90	23.00	31.40	8.40	0.29
				31.40	54.00	22.60	0.18
				54.00	62.50	8.50	0.06
				62.50	74.00	11.50	0.13

Drill hole#	Total depth	Azimuth	I Inclination	From	To	length (m)	%Cu
				74.00	80.18	6.18	0.54
				80.18	92.50	12.32	0.14
				92.50	93.60	1.10	1.34
T-97-17	45.73		-90	0.60	26.22	25.62	0.16
				26.22	35.98	9.76	1.26
				35.98	45.12	9.14	0.21
T-97-18	54.88		-90	5.18	24.53	19.35	0.25
				24.53	31.40	6.87	0.54
				31.40	44.21	12.81	0.17

Figure 7.1 shows approximate drill collar locations over 2001 sketch geology map and 10 m topo.  The 1997drilling intersected significant mineralized intervals through all units at Bahuerachi, including the Main Intrusion, it's associated endo and exo skarns as well as within the host sediments to a distance of more than 150 metres from the main intrusive body.

The 1997 drilling provided valuable information as to mineralization within the various units. What is now known to have been insufficient surface geological data at the time prevented the maximization of drilling in terms of generating true widths and grades for either the skarns or intrusions across representative sections through any portion of the mineralized system.

Valuable information generated during past drilling include positive statistics regarding overall grade potential of stockworked, mineralized altered andesite/sedimentary facies, skarn facies and mineralized intrusion(s) within the central portion of the Main Zone. Initial drilling demonstrated that mineralization is still present at depth (up to 100 m).

Interpretation of the drilling results provide some clues as to the potential grade, host rocks and extent of mineralization but that the data to date does not allow for an evaluation of the true potential present within the central part of the Main Zone or its extensions. The fact that potentially economic grades of mineralization are found over a widespread area both at surface and in drill core supports further drilling.

(vii)

Sampling Methodology And Data Verification

2001 Sampling

Sampling during the 2001 program was conducted within the Main Zone as representative, continuous chip samples in 11 sections. Grab samples have been treated as point data which do not allow for true width/grade determinations.

Four sections within the Main Zone were partially re-sampled in duplicate during 2001 with one set of samples collected by a third party consultant who maintained custody of samples during the program. Comparison analysis of the assay results by the author confirms that sampling methodology was adequate during the program and that sample results are reliable for the current stage of exploration.

Estimates of minimum interpreted true widths for continuous chip sample sections was made by consensus by the three geologists involved on the project and have taken into account the following factors: geology, topography, geological controls on mineralization and degree of exposure along particular sections. Estimated true widths of mineralization as reported for the 2001 program disclosure are generally considered by this author to be accurate to conservative.

Sample security and integrity during the field program and subsequent transport of samples to the Chemex lab facilities to Hermosillo was insured through the use of individually numbered, tamper proof plastic tags.  No issues of tampering or missing tags were reported by the Hermosillo lab upon receipt of the samples from the field and samples were in the custody of Tyler personnel at all times before delivery to ALS-Chemex.

2003 Underground Sampling

Data verification for the August 2003 underground sampling program was carried out, independently, by Keith McCandlish, P.Geol., of Associated Mining Consultants Ltd. (AMCL).

Underground channel/chip samples were collected by staff from Mineras Cascabel S.A. de C.V. (a consulting/exploration services group based in Hermosillo, Mexico) and Tyler Resources Inc.. Keith McCandlish was present during the sample collection phase.

Approximately 280 m of adit was cleaned by the removal of bat guano (dry bat guano may be a significant health risk due to the presence of the histoplasmosis parasite) and permitting dammed water to freely exit. One wall of the adit was cleaned of all secondary oxide mineralization to expose a fresh face. The secondary oxides are clear evidence of continued leaching of copper and zinc minerals from the host rock.

Continuous chip samples ranging in length between 1 m-2 m were chiseled by hand from the freshly exposed wall and collected in a sample rig placed directly under the sample interval. The hard nature of the host material precluded this being considered as a true channel sample, however, in AMCL's opinion the samples were representative.

The samples were bagged, labeled, sealed and returned to the base camp. At the camp the samples were opened and logged, photographed and representative chips collected for mineral identification by J.P. Jutras. Keith McCandlish selected 11 samples from different lithologies which were then split in the field and the split re-bagged with a different field sample number. Tyler was not permitted to observe this procedure. All of the samples bags were sealed by Keith McCandlish and subsequently placed in 20 l plastic pails which were then sealed using AMCL tamper proof seals. The pails were shipped by burro to the village of La Reforma and by truck to the ALS-Chemex sample preparation facility in Hermosillo, Mexico accompanied at all times by the authors. Some plastic pails were opened and inspected by Mexican Federal Police in a routine drug inspection. Opened pails were re-sealed and all were delivered to ALS-Chemex.

At the ALS-Chemex sample preparation facility, the received samples were weighed, dried and crushed to 70% <2 mm. After riffle splitting the coarse samples were shipped to the ALS-Chemex facility in North Vancouver, British Columbia, Canada, where the samples were pulverized to 85% <75µm.

The samples were subjected to two analytical procedures: gold was determined using a 30 g fire assay fusion with an atomic absorption spectroscopic finish (Method Code Au-AA25). The samples were also subject to analysis for 34 individual elements using a single acid (aqua regia) digestion followed by analysis by inductively coupled plasma-atomic emission spectroscopy (Method Code ME-ICP41).

Some discrepancies in the analytical results between the original samples and the field splits were considered to be of significance, not withstanding the coarse nature of the mineralization and the crude method of field splitting (cone and quarter). Coarse rejects of the split samples were shipped from the ALS-Chemex facility in Hermosillo directly to SGS-Lakefield in Lakefield, Ontario. As well, pulp rejects of the same samples were shipped from ALS-Chemex in North Vancouver to SGS-Lakefield.

These samples were analyzed for gold using a 30 g fire assay fusion with a gravimetric finish. The remnant material was subject to a three acid digestion with analytical determination for copper, zinc, and silver by X-ray fluorescence (XRF). A multi-acid digestion was chosen since it results in a more complete digestion of the host material (particularly important given the complex mineralogy) and should result in more representative results.

As a result of this check assay program, it was determined that the discrepancies in results were due to the coarse nature of the mineralization and poor sampling technique (in terms of field splitting) rather than any problem with sample preparation or analytical method.

(viii)

Mineral Processing And Metallurgical Testing

Samples from previous programs (both the surface and drilling) have been evaluated for copper and gold recovery. As neither a mineral resource nor an economic reserve has yet been delineated on the property to date, this work is considered to be of little present use as the characteristics of a potentially economic ore body have yet to be defined.

Data is available in previous reports concerning numerous SC 10 and SC 30 soluble copper analyses. These analyses were used to determine the amount of soluble copper and cobalt that could be extracted using a 10% and 30% sulphuric acid leach solution in given samples.  A number of bottle roll tests and sequential copper analyses were also carried out on some of the drill cores from the 1997 program.  Although of little use at this stage of exploration, the soluble copper tests carried out to date have not indicated that significant metallurgical problems should be anticipated for copper oxide recoveries at the Main Zone.

(ix)

Mineral Resource And Mineral Reserve Estimates

Work to date has not outlined a mineral resource or a reserve according to currently accepted CIM guidelines.

The subsequent work, mostly the 2001 program, has demonstrated that previous drilling is unlikely to have adequately tested the mineralization as outlined at surface. Previous geological assumptions used for the construction of sections and interpretation of mineralized blocks have not been found to be validated by subsequent work.

It is now believed that previous drilling and the subsequent interpretations and calculations may have significantly underestimated the true widths and grades of existing mineralized areas.  As a result, future drilling on the expanded Main Zone will be conducted in such a way as to re-establish a more accurate resource based on all work conducted to date.

 (x)

Interpretations And Conclusions

Interpretations

Work to date has outlined a mineralized complex with overall surface widths and grades comparable to that of historical or present economic producers within a mineralized porphyry-style complex. Both high grade skarns and a stockworked, mineralized porphyritic intrusion of significant extent have been outlined by surface work to date on the Main Zone of the property.

The presence of mineralized outcrops over a wide topographic range along the system, relatively numerous and extensive historical underground workings and the 1997 drilling data outline the fact that significant continuity  both at depth, and, areally can be expected within the system.

The presence of mineralization similar to or potentially genetically related to that seen at the Main Zone outline ore forming processes active over an area of more than 25 km2.

In many instances, the isolated nature of particular mineralized zones is a function of lack of data at this time.  The potential exists for the Mina Mexicana, Main Zone and Colome showings to all be part of a larger complex which would span some 3.5 km in length and up to1 km in width. Several areas have been demonstrated to contain mineralization of potentially economic grade.  Similarly, potential continuity between the San Juan and San Marcos occurrences as well as between the Cuesta Colorada and Los Alisos occurrences are promising exploration targets.  Numerous other grassroots stage copper and gold occurrences have been identified on the property.

Conclusions

Further exploration is warranted on the property with the objective to establish a resource base within the Main Zone complex.  Both the mineralized intrusions and related high grade skarns should be adequately drilled over the span of the system known to date.  Drilling should be conducted to also permit the evaluation of the host volcano-sedimentary sequence. The availability of heavy equipment (bulldozer) during a drilling program should provide an excellent opportunity to extend mechanized trenching of the Main Zone to the north as well as initiate proper trenching of the East skarn body.

(xi)

Recommendations

A next phase of exploration is justified based on current data. The program's main objective should be to test the known Main Zone mineralization at depth along the known strike length as well as complete the underground work undertaken in 2003. The underground work is of paramount importance in providing a proper section through the system with the possibility of mapping the mineralized system at depth in situ and further establishing proper geological controls for the mineralization in the southern section.

A drill program of at least 1,800 m should be conducted on the Main Zone, targeting the mineralized intrusive complex and its associated higher grade skarns over their known surface extent and demonstrating the degree of continuity for mineralization to depths of up to 100 m in the first phase. Drill holes should be located in such a way as to collar in the host sediments, cut the marginal skarn zones and terminate within the intrusion to provide data as to grade, mineralogy and alteration of the main intrusive body at depth.

Scout drilling of the Los Alisos system (2-3 holes, 200 m) should be conducted to generate data on this target and advance this system for further drilling.

Known underground workings which are in a reasonable state (two candidates, the Guggenheim adit below the central portion of the Main Zone and an adit below area 8) should be rehabilitated, mapped and sampled prior to drilling.  Underground mapping of bedding features, alteration and mineral zonation will be key to a proper interpretation of drill results. After the incomplete adit rehabilitation conducted in August 2003, it is clear that a proper underground contractor and crew will be needed to finish the adit rehabilitation program under safe conditions. Based on quotes obtained from specialized contractors working in Mexico in this type of environment, the work is expected to take roughly two weeks to complete and cost in the vicinity of $100,000.00  to complete, if conducted as part of or just prior to the drill program.

An integrated program of drilling (2,000 m), mechanized trenching, mapping, sampling, underground adit rehabilitation and evaluation should be conducted to advance the property.  A 2,000 m program should establish the basic parameters within which further drilling can be conducted to outline a mineral resource. Such a program could be estimated to be completed over a 5 week period and cost in the vicinity of $585,000.00.

As the first pass drill and underground rehabilitation program produced positive results, a second phase property wide airborne geophysical survey was undertaken as a cost efficient reconnaissance exploration tool. The geology of the main mineralized zone being well constrained at this time, property wide magnetic and electromagnetic coverage has provided excellent insight into the possible continuity of previously identified zones as well as outline major structures on the property. Tying in through consistent airborne signatures the Main Zone, Mina Mexicana and the Colome occurrence indicates potential to develop additional drill targets.

In view of the mineralization known at surface to date on the property on the Main Zone as well as the potential represented by other mineralized zones at Bahuerachi, the two phase program outlined in this report is considered technically justified at this time. The objectives of the program are to test the Main Zone mineralization along strike and at depth to adequately define the overall scope of the copper-gold potential of the Main Mineralized zone, expand the Main Zone by mechanized trenching and provide insight into economic potential for the Los Alisos gold silver epithermal system. Should the objectives of the program be met by confirming grades over potentially economic grades and widths in drilling, the project will require further drilling to establish an initial mineral resource.

Weedy Lake Property, Saskatchewan

(i)

Location, Size and Net Interest

The Weedy Lake Property had been a lease, however, it was restaked as a claim in 1999 and the claims will expire in approximately nine years without further exploration work.  Annual assessment work of $11,925 is required, however an excess expenditure credit of $240,000 is available to be applied against this obligation.

Tyler acquired its interest in the Weedy Lake Property pursuant to an option and joint venture agreement with CDG.  Tyler has incurred a total of $2,000,000 in exploration expenditures to earn a total interest of 50.1%.  As at July 31, 2003 the joint venture interests in the Weedy Lake Property were as follows:

Name of Participant	Interest
Tyler	50.1% *
Golden Band Resources Inc.	49.9%
TOTAL	100.0%

*

During the year ended July 31, 2002, the Issuer entered into an option agreement with Golden Band Resources Inc. ("Golden Band"), whereby Golden Band can earn 50% of the Issuer's interest in the property (a 25.05% interest).  In order to earn the interest, Golden Band must incur a minimum of $100,000 of exploration expenditures on the property in each of the first three years and a minimum of $1,500,000 in aggregate over the four years ending December 31, 2005.

 (ii)

Known Reserves

There are no known ore reserves on the Weedy Lake Property.

(iii)

Summary of Exploration and Development Results

On October 1, 1986, Tyler entered into an option and joint venture agreement (the "JVA") with CDG which had participated in exploration activities on the Weedy Lake Property since 1980.   During the period 1986 to 1990, Tyler drilled a total of 88 holes (for a total of 15,532 metres (50,959 feet)) on the Weedy Lake Property.  No exploration programs were carried out during the period 1990 to September 30, 1995.  During fiscal 1996, Tyler carried out a two phase diamond drill program in which it drilled an additional 57 holes.  The purpose of the program was to complete the evaluation of the previously defined gold mineralization and to generate the information necessary to determine whether or not economic levels of mineralization were present to consider an underground exploration program.  During fiscal 1997, a re-compilation and re-interpretation of all diamond drill hole data was undertaken.  No work was carried out in the period of 1998 to 2002.

In 2002 and 2003, Golden Band conducted some till sampling on the Property and recompiled historical data in order to generate new exploration targets.

Carat and Kelsey Properties, Northwest Territories

Tyler has entered into an option agreement with another company, whereby the optionee can acquire Tyler's interest in its Carat and Kelsey, Northwest Territories diamond properties.  The optionee must pay $300,000 cash ($50,000 received), issue 300,000 (100,000 received) of its shares and 200,000 warrants over approximately two years in order to earn its interests.

Business in General

(i)

Competitive Conditions

Significant competition exists for mineral exploration opportunities.  As a result of this competition, some of which is with large, established mining companies with substantial capabilities and greater financial and technical resources than Tyler, Tyler may be unable to acquire rights to exploit additional attractive exploration properties on terms it considers acceptable.

(ii)

Research and Development Expenditures

Tyler is not in the research and development business.

(iii)

Environmental Protection

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations.  To Tyler's knowledge, it is in compliance with all environmental laws and regulations in effect in Mexico, the Northwest Territories and Saskatchewan.

DIRECTORS AND OFFICERS OF TYLER

The following are the full names, municipality of residence, positions with Tyler and principal occupations within the preceding five years of all of the directors and officers of the Tyler:

Name, Municipality of Residence	Current (or First and Last) Position with Issuer	Principal Occupation for the Past Five Years
James Devonshire Calgary, Alberta	Chief Executive Officer and Director	Self-employed Chartered Accountant and Management Consultant. Director and President of CDG Investments Inc., Northern Abitibi Mining Corp. and Manson Creek Resources Ltd.
Gregory Smith Calgary, Alberta	Director	Self-employed Chartered Accountant since 1977. Senior partner of Smith Cageorge Perry, Chartered Accountants. Director of CDG Investments Inc., Armistice Resources Ltd. and Aloak Corp.
Lesley Hayes Calgary, Alberta	Director

Self-employed Consultant from 2002 to date.  From 1999 to 2001 Practice Manager Creative Services, Burntsand Inc.  From 1996 to 1999 self-employed Investor Relations Consultant.  From 1992 to 1996 Vice-President of Operations of Vicom Multimedia.  Director of Northern Abitibi Mining Corp.

Name, Municipality of Residence	Current (or First and Last) Position with Issuer	Principal Occupation for the Past Five Years
Jean Pierre Jutras Calgary, Alberta	President, Chief Operating Officer and Director	Self-employed Professional Geologist, Vice President and Director of Manson Creek Resources Ltd. and Northern Abitibi Mining Corp.
Regan Chernish Calgary, Alberta	Vice President of Exploration

Self-employed Professional Geologist.  From 1997 to 2001 Project Geologist for Diavik Diamond Mines Inc. Worked as a Geologist for Giant Gold Mine for 1997 and for Covello, Bryan and Associates from 1993 to 1997.

Barbara O'Neill Airdrie, Alberta	Secretary	Corporate Secretary of Tyler; Executive Assistant; Secretary of CDG Investments Inc.

The following is the price history of Tyler's stock on the Toronto Stock Exchange under the symbol TYS until August 2000 and then under the symbol TYS on the TSX Venture Exchange from August 2000 to date:

Year ended July 31,	2003 Cdn$	2002 Cdn$	2001 Cdn$	2000 Cdn$	1999 Cdn$
High	.07	.17	.24	.10	.155
Low	.03	.06	.03	.06	.12

For the two most recent full years, the high and low market prices for Tyler for each full financial quarter.

	Sale Price
	TYS
Quarter Ended
Fiscal 2004	Low Cdn$	High Cdn$
January 31, 2004	.06	.21
October 31, 2003	.035	.07
Fiscal 2003	Low Cdn$	High Cdn$
July 31, 2003	.025	.05
April 30, 2003	.03	.08
January 31, 2003	.03	.08
October 31, 2002	.04	.08
Fiscal 2002	Low Cdn$	High Cdn$
July 31, 2002	.06	.11
April 30, 2002	.08	.17

For the most recent six months the high and low market prices for Tyler each month:

Month Ended	Low Cdn$	High Cdn$
October, 2003	.04	.07
November, 2003	.06	.08
December, 2003	.07	.12
January, 2004	.115	.21
February, 2004	.20	.325
March, 2004	.26	.32

Manson Creek Resources Ltd.

The information provided on Manson Creek has been compiled from publically available documents located at www.sedar.com

Manson is publicly listed on the TSX Venture Exchange under the trading symbol MCK.  Manson is a mineral exploration company that is in the exploration stage, not having yet determined if it has ore reserves that are economically recoverable.  The underlying value of Manson's mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete development, and upon future profitable production.

Manson does not have significant operating sources of revenue and relies on equity financings to finance exploration on its properties.  The only source of revenue in the immediately three preceding fiscal years ended September 30 was interest income derived from holding cash in short-term investment vehicles such as term deposits and brokerage cash accounts.  Manson's revenue for the past three fiscal years ended September 30, and the three months ended December 31, 2003 is summarized as follows:

	2001	2002	2003	Three months ended December 31, 2003
Interest revenue	$46,195	$12,670	$6,799	$1,634

At December 31, 2003, Manson had positive working capital of $283,000.  Management of Manson believes, there is sufficient cash available to fund operations in the next twelve months as well as a modest exploration program.

Manson does not have significant tangible capital assets, except as disclosed below, and no commitments to acquire same.  Its most substantial assets are its mineral properties.  Expenditures on these properties for the most recent three fiscal years and the three months ended December 31, 2003 are summarized below:

	Balance Sept 30/00	Costs Fiscal 2001		Costs Fiscal 2002	Costs Fiscal 2003		Balance Sept 30, 2003	Costs Oct 1/03 to Dec 31/03	Balance Dec 31, 2003
Acquisition
NAD, Yukon	22,991	-		-	9		23,000	-	23,000
Tanner, Yukon	-	5,610		9,580	-		15,190	10,000	25,190
JRS, Yukon	-	286		599	-		885	-	885
Other	183,421	(141,049)	a	435	(42,807)	c	-	-	-
Total Acquisition	206,412	(135,153)		10,614	(42,798)		39,075	10,000	49,075
Exploration
NAD, Yukon	426,659	75,012		7,448	1,025		510,144	-	510,144
Tanner, Yukon	-	102,935		101,256	(3,511)	d	200,680	175	200,855
JRS,Yukon	-	120,505		94,847	(12,701)	e	202,651	-	202,651
Other	2,033,351	(1,829,195)	b	72,601	(276,757)	f	-	-	-
Total Exploration	2,460,010	(1,530,743)		276,152	(291,944)		913,475	175	913,650

a)

Costs of $4,990 net of write-offs of $146,039.

b)

Costs of $42,804 net of write-offs of $1,871,999.

c)

Costs of $5,909 net of write-offs of $48,716.

d)

Costs of $12,089 net of exploration incentives of $15,600.

e)

Costs of $2,099 net of exploration incentives of $14,800.

f)

Costs of $18,475 net of exploration incentives of $11,300 and write-offs of $283,932.

Manson has been concentrating its exploration in the past three years on prospective silver/lead/zinc properties in the Yukon Territory, Canada.  It currently has a 100% interest in three mineral properties covering approximately 6,200 hectares.  Although evidence exists at this time of a significant mineralized environment on Manson's properties, the required ongoing exploration work is of a greater scale than can be fully undertaken by Manson at this time.  Manson will attempt to attract an industry partner to conduct further exploration on the properties in the short term.  In addition, subsequent to year-end Manson acquired new mineral properties in British Columbia with the intent of diversifying its current portfolio from both a geographic and a prospective minerals perspective.

The following provides details of Manson's most significant properties:

NAD Property, Yukon

(i)

Property Description and Location

The Nad property consists of 157 claims covering 3,281 hectares (8,104 acres).  The staking was carried out to cover favorable geology and several previously identified mineralized zones which are on strike with the Craig Main Zone.

The property lies within the Wernecke Mountains east of Mayo in the Yukon Territory.  The NAD property is situated on NTS map sheet 106C/3 and is located roughly 130 km Northeast from Mayo, Yukon Territories.

(ii)

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property is by helicopter either from Whitehorse (400 Km), Mayo (130  KM) or from the Rackla Airstrip (10 KM)  where Manson Creek maintains a summer field camp and staging area accessible by fixed wing aircraft.

Whitehorse is the nearest populated center out of which logistical support for the property is available.  There is no local infrastructure that could support a mining operation.

The NAD property is located within the Southern Wernecke Mountains of the Yukon Territory.  The area is characterized by wide U shaped drift filled valleys and deeply cut V shaped upland valleys.  Peaks in the area average 1500 meters ASL in elevation and rise fairly abruptly from the major valleys.

Exploration work in the area is restricted to the summer months between June and September when winter snow loads have diminished enough to permit access.

(iii)

History

Prior exploration by Falconbridge Limited and its predecessor companies in the area of NAD claims cost in excess of $1,800,000 and consisted of stream sediment sampling, soil sampling, trenching, drilling and experimental geophysical surveys.  Previous diamond drilling on the Craig Main Zone has reportedly delineated a mineralized zone containing silver, zinc, and lead.  A number of mineralized occurrences were also identified (Discovery, Trent, Azure…) but work on those was limited.

Work by Manson Creek on the Nad property since 1998 consisted primarily of field mapping, prospecting and sampling.  In 2001 an airborne geophysical survey was flown over roughly one half of the property and results from the airborne correlated well with known geology as identified by previous mapping.

(iv)

Geological Setting

Published regional maps show the area of the property to be underlain by Hyland group carbonate rocks where structural windows allow for the outcropping of Earn Group Shales.  Since 1998, an extensive volcanic complex has been mapped on the NAD property and new copper-gold mineralization is now recognized to occur at the volcano-sedimentary interface, a typical VMS type setting.  Volcanic units consist primarily of basalts exhibiting textures typical of shallow marines facies such as pillows, hyaloclastic and amygdaloidal textures as well as frothy surfaces.  Minor felsic components such as quartz-eye rhyodacites have also been recognized locally.  The volcanics are recognized as underlying the previously recognized shale units and may be related to devono-mississipian volcanism.  Also found in association with the komatiitic units are extensive areas of alteration creating listwanitic units, locally containing copper and gold mineralization of limited extent.

Ongoing field work on the NAD Property in 2001 as well as airborne geophysical survey results have also resulted in the outlining of extensive nickel-bearing komatiitic flows, which are lithological units and mineralization styles previously unrecognized in the area.

(v)

Exploration

Field exploration commenced on the Craig and NAD properties in the summer of 1998 and consisted of helicopter supported stream sediment geochemical sampling, geological mapping and prospecting, an aerial photography survey and a limited airborne geophysical survey.

The stream geochemical program was carried out by consultants to Manson and a total of some 600 stream sediment samples were collected in 1998, a portion of which came from the Craig and NAD properties.  Sampling was generally carried out along a 500 meter interval over drainages found on the properties.  The samples were dried and sent to the lab where they were sieved and the -80 mesh portion was analyzed for 32 elements with a standard ICP procedure.  A number of anomalies were observed on the Nad Property which are not explained by previously identified mineralization. These remain to be further investigated.

No field work was conducted on the property in 2000.  A limited airborne geophysical survey covering the western half of the property was conducted in 2001 as well as a small scale mapping program.  Mapping outlined a significant volcanic succession and  allowed for the recognition that units previously referred to as ‘greenstone dykes' are conformable with recognized stratigraphy and have a komatiitic composition.  Further examination of field evidence and spatial relationships with known volcanic flows suggests that the units were themselves produced within the larger sequence as conformable flows.  This would make it the first time that komatiitic flows are recognized in this part of the Selwyn Basin of the Yukon.  The importance of these units are two fold, firstly that such Proterozoic flows are often associated with significant nickel deposits (Raglan, Thompson and Kambalda style mineralization) and secondly, they highlight the presence of deep tapping crustal features which could also act as conduits for mineralization such as VMS style mineralization.

A number of discrete conductors associated with the komatiitic units remain to be ground checked in future programs for their massive sulphide potential.

(vi)

Mineralization

The discoveries in 1998 and 1999 of sulphide bearing shales as well as large masses of sulphide bearing silica with anomalous values of copper (to 6.85%), gold (to 20.37 g/t), silver and zinc are now believed to represent new styles of mineralization than those previously identified on Craig.  It has now been recognized that the silica masses are likely to be related to altered ultramafic flows and consist of listwanitic units.  It remains unclear if the mineralization identified to date is syngenetic in nature and may be related to underlying volcanic units in a VMS style setting or if the mineralization is a function of alteration related to listwanites formation.  In both instances, the mineralization remains a new target style at Nad which may warrant further work.

Ground checking of airborne conductivity anomalies in 2002 was locally hampered by locally poor exposure and vegetation cover.  No new discrete targets were outlined during 2002.

(vii)

Drilling

Previous drilling was conducted on zones of carbonate hosted silver-lead-zinc mineralization.  No historical drilling was conducted on areas where VMS style or potential nickel sulphide targets are currently being developed.

(viii)

Sampling and analysis

QA/QC programs appropriate for the level of exploration being conducted were put in place during each phase of work.  Procedures included the systematic insertion of blanks and duplicates in samples being sent to laboratories for assay.  All assaying work was conducted using accredited Canadian laboratories (Chemex, Acme Analytical laboratories and Northern Analytical Laboratories).  Concentrations of base metals and other elements were determined by ICP and gold values were determined using industry standard fire assay methods.  Internal checks using standards were also conducted in-house by the laboratories during assaying.

Analysis of the sample results, including checks, duplicates and standards indicate that the data generated during each phase of work was reliable in the context of the work being conducted on the property.

(ix)

Security of Samples

All samples were sealed in the field before being sent to laboratories.  The measures taken were considered sufficient to ensure the validity and security of samples during these phases of work.

(x)

Mineral Resource and Mineral Reserve Estimates

There are no resource or reserve estimates available for the historical or new mineralization found on the NAD properties

(xi)

Mining Operations

No mining is being planned or carried out on the property at this time.

(xii)

Exploration and Development

Known targets on Nad have been evaluated through prospecting, sampling and mapping and no individual occurrence has been found to warrant further work.  The area is emerging as a prospective nickel exploration area with a favorable geological environment for the discovery of nickel bearing massive sulphide occurrences.  An exploration program focusing on nickel in this area would however represent a major undertaking which cannot be carried by Manson at this time.  As such, Manson will actively seek third parties such as major industry participants in order to continue exploration on the Nad claims.

JRS Property, Yukon

(i)

 Location, Size and Interest

The JRS property was acquired through staking by Manson in 2001 and is 100% owned by Manson. It consists of 25 claims covering 522 hectares (1,290 acres) and is located approximately 10 kilometers south west of  the Rusty Property.  The property is located on NTS map sheets 106 C/4 and 106D/1.

(ii)

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the properties is by helicopter either from Whitehorse (400 Km), Mayo (110  KM) or from the Rackla Airstrip (30 KM)  where Manson Creek maintains a summer field camp and staging area accessible by fixed wing aircraft.

Whitehorse is the nearest populated center out of which logistical support for the property is available.  There is no local infrastructure that could support a mining operation.

The JRS property is located within the Southern Wernecke Mountains of the Yukon Territory.  The area is characterized by wide U shaped drift filled valleys and deeply cut V shaped upland valleys.  Peaks in the area average 1500 meters ASL in elevation and rise fairly abruptly from the major valleys.

Exploration work in the area is restricted to the summer months between June and September when winter snow loads have diminished enough to permit access.

(iii)

History

Grassroots exploration work consisting of stream and soil sampling is known to have been conducted in this area in the late 1970's.  The claims were known at the time as the ROD/COOKER and later EDINA claims.  This work led to the identification of a small carbonate hosted silver-lead-zinc showing which was drilled with no success.  All previous claims in this area lapsed in the period from 1978 to 1985.

(iv)

Geological Setting

Published regional maps show the area of the property to be underlain by Hyland group carbonate rocks to the south and Earn Group Shales to the north.  Field mapping in 2001 outlined the presence of quartz-sericite-schists interpreted to be metamorphosed felsic volcanics, siliceous exhalative horizons or volcanically derived tuffs. These units occur at the base of the exposed shale sequence and may represent a sub-unit of the shale package or a transition to a volcanic sequence such as is documented on the NAD property to the east.  Further mafic volcaniclastic rocks have also been recognized stratigraphically higher in the sequence, near the transition between the shales and overlying clastic and carbonate units.

Regional geology maps show the shales identified on the JRS property as part of the Earn Group and as such, lateral equivalents to the sequence hosting the Marg VMS deposit located some 25 Kilometers to the south west of the property.  The Marg deposit also occurs at a transition within the black shale sequence with underlying quartz-sericite schists interpreted to be felsic volcanic rocks.

(v)

Exploration

Field exploration commenced in the JRS property area  in the summer of 1998 and consisted of helicopter supported stream sediment geochemical sampling and prospecting

The stream geochemical program was carried out by consultants to Manson and a total of some 600 stream sediment samples were collected in 1998, a portion of which came from the Craig and NAD properties.  Sampling was generally carried out along a 500 meter interval over drainages found on the properties.  The samples were dried and sent to the lab where they were sieved and the -80 mesh portion was analyzed for 32 elements with a standard ICP procedure.  A number of anomalies were observed in the JRS area which were not explained by previously identified mineralization.

In 2001, a 40 man day mapping program was carried out at the head of stream geochemical anomalies and led to the identification of a broad oxidation zone located at the interface between black shales and underlying quartz sericite schists interpreted to be metamorphosed felsic volcanics or siliceous tuffs.  It is exposed discontinuously over some 150 meters in strike length with apparent thicknesses varying between 0.5 to over 2 meters where exposed.  Grab sampling of pyrite bearing quartz sericite schists overlying the oxidation zone has returned a value of 0.8 g/t gold and 0.39% copper to date. An active transported gossan is emanating from the oxidation zone and being redeposited in the creek draining the anomaly.  The staking of 25 claims followed the identification of this anomaly.

A limited airborne geophysical survey covered the area of the JRS claims in 2001.  Extremely high conductivities were recorded over the shale package but the widespread presence of graphite within the shales precludes the positive identification of potential sulphide mineralization within that lithological unit.

(vi)

Mineralization

Historical mineralization previously targeted at JRS consisted predominantly of irregular fracture/fault controlled coarse galena+/-sphalerite+/-tetrahedrite mineralization hosted in carbonate units.

Three further styles of mineralization were identified during the 2001 field program.  A large oxidation zone at the transition between black shales and quartz-sericite schists remains to be tested by drilling to establish if the unoxidized protolith of this zone corresponds to Marg style VMS mineralization.  Sulphide bearing shales were also recognized and grab sampled, often returning highly anomalous values of lead and zinc in the 1,000's of ppm range.  Thirdly, nickel and zinc bearing shales (0.35% Zinc, 0.45% Nickel) have been recognized on the JRS property and may be related to stratabound Nick style mineralization as recorded in other parts of the Selwyn basin.

Gold mineralization has also been identified at the JRS property both at surface and in drilling.  The gold mineralization is  exposed in a zone of shale hosted quartz stockworking with abundant veining carrying gold, arsenopyrite and stibnite outlined at surface over some 25 by 100 meters.  At surface, values were found to be as high as 4.27 g/t gold and 10.6 g/t silver across in a grab sample of vein material but surface exposure remains poor in the area of the discovery.  A single quartz-barite-pyrite-arsenopyrite-stibnite vein grading 0.30 g/t gold over 0.46 meters was intersected near the bottom of the first drill hole at JRS, 2.4 kilometers from the known surface gold showings.

(vii)

Drilling

Drilling in 2002 at the JRS property has positively identified new mineralized massive sulphide occurrences. Numerous intervals of pyrite dominated syngenetic massive sulphide that were intersected are now known to carry precious and base metals in a setting comparable to that of the nearby Marg VMS deposit.  Gold values ranged from nil up to 0.38 g/t in massive sulphides, silver ranged up to 27.6 g/t, zinc values ranged up to 4180 ppm (0.42%) and copper values ranged up to 2760 ppm (0.28%).  Nickel, tin, arsenic, molybdenum and mercury were also found to be anomalous.  Highly anomalous metal values occur through intervals of shales and semi-massive to massive sulphides and the distribution of the metals is still poorly understood at present.  It would appear at this time that higher copper and gold values are often related to massive sulphide intervals while higher zinc values are found in black shale sections with disseminated to semi-massive sulphide bands and minor barite.

Over 32 distinct massive sulphide intervals intersected in the initial three drill holes ranged between 3 to 40 centimeters in thickness. The distribution of mineralization at this time is still poorly understood with massive sulphides occurring both in black shales and quartz-sericite schists.

Gold mineralization was also intersected at depth during drilling where a sample of a quartz-barite vein with abundant pyrite and arsenopyrite in black shales returned an assay value of  0.30 g/t gold over 0.45 meter, indicating that gold mineralization may be more extensive than recognized to date on the property.

(viii)

Sampling and analysis

QA/QC programs appropriate for the level of exploration being conducted were put in place during each phase of work.  Procedures included the systematic insertion of blanks and duplicates in samples being sent to laboratories for assay.  All assaying work was conducted using accredited Canadian laboratories (Chemex).  Concentrations of base metals and other elements were determined by ICP and gold values were determined using industry standard fire assay methods.  Internal checks using standards were also conducted in-house by the laboratories during assaying.

Analysis of the sample results, including checks, duplicates and standards, indicate that the data generated during each phase of work was reliable in the context of the work being conducted on the property.

(ix)

Security of Samples

All samples were sealed in the field before being sent to laboratories.  The measures taken were considered sufficient to ensure the validity and security of samples during these phases of work.

(x)

Mineral Resource and Mineral Reserve Estimates

There are no resource or reserve estimates available for the historical or new mineralization found on the JRS properties

(xi)

Mining Operations

No mining is being planned or carried out on the property at this time.

(xii)

Exploration and Development

Although there remains potential for the development of further targets for each style of mineralization at JRS, in the present absence of clear indications of richer mineralization and given the high logistical cost of operating on the property at this time, no further work is planned in the near future on the JRS property.

Tanner Property, Yukon

(i)

 Location, Size and Interest

The Tanner property was acquired through an initial purchase agreement with a local prospector for 8 claims in 2000 and the further staking by Manson of 36 claims in 2001 and a further 70 claims in 2002 which are 100% owned by Manson.  The property vendor retained a 2% Net Profits Interest in 8 claims of the property which is repurcheasable by Manson for $600,000.  The property now consists of 114 claims covering 2,382 hectares (5,884 acres) and is located approximately 10 kilometers south of  the Nad Property.  The property is located on NTS map sheet 106 C/3.

(ii)

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the properties is by helicopter either from Whitehorse (400 Km), Mayo (110  KM) or from the Rackla Airstrip (18 KM)  where Manson Creek maintains a summer field camp and staging area accessible by fixed wing aircraft.

Whitehorse is the nearest populated center out of which logistical support for the property is available.  There is no local infrastructure that could support a mining operation.

The Tanner property is located within the Southern Wernecke Mountains  of the Yukon Territory.  The area is characterized by wide U shaped drift filled valleys and deeply cut V shaped upland valleys.  Peaks in the area average 1500 meters ASL in elevation and rise fairly abruptly from the major valleys.

Exploration work in the area is restricted to the summer months between June and September when winter snow loads have diminished enough to permit access.

(iii)

History

No exploration work is believed to have historically been conducted in the area of the Tanner property.

(iv)

Geological Setting

Published regional maps show the area of the property to be underlain by Hyland group carbonate rocks.  Field mapping in 2000 outlined the widespread presence of black shales similar to Earn Group shales as recognized on the NAD and JRS properties.  Minor volcanic rocks (basalts, quartz-sericite schists) as well as bedded barite horizons are known to occur within the shales at Tanner.

Clastic and carbonate rocks similar to those on Nad and JRS occur above the shales and exhibit the same structural relationship with the underlying lithologies than that observed on other properties in the area.  The target area on the Tanner property occurs within the shale package.

(v)

Exploration

Field exploration commenced in the Tanner area in the summer of 1998 and consisted of helicopter supported stream sediment geochemical sampling and prospecting.

The stream geochemical program was carried out by consultants to the company and a total of some 600 stream sediment samples were collected in 1998, a portion of which came from the Craig and NAD properties.  Sampling was generally carried out along a 500 meter interval over drainages found on the properties.  The samples were dried and sent to the lab where they were sieved and the -80 mesh portion was analyzed for 32 elements with a standard ICP procedure.  Although no high geochemical signatures were recognized on Tanner, a very significant transported gossan was noted to occur at the head of a stream covered by the regional sampling work.

In 2000, a 40 man day mapping program was carried out in the vicinity of the gossan identified in 1998.  Two similar gossans were found within a 3 kilometer radius of the first such occurrence.  Bedded barite was identified in the vicinity of two of these gossan occurrences and the presence of finely laminated pyrite beds within the shales was noted.  The absence of any significant oxidizing sulphides in the area that could account for the large gossans observed at the head of creeks prompted Manson Creek to include the Tanner area as part of the airborne geophysical coverage in 2001.

A limited airborne geophysical survey covered the area of the Tanner claims in 2001.  The objective of the survey was to identify a geophysical signature that would indicate the presence of buried sulphide mineralization.  A large airborne geophysical conductivity anomaly with resistivity values within the range of published values expected for massive sulphide mineralization was outlined.  The conductive zone, outlined over some 4,000 meters by some 300 meters in width, coincides with active transported gossans and bedded barite horizons.  Although graphite occurrences have been documented within the shale package, further testing will be required to determine if the conductivity values may reflect the presence of unexposed sulphide mineralization which would be the causative source of the gossanous deposits.

The 2002 Summer drill program was successful in identifying potential sources for the airborne geophysical conductivity anomaly and sulphide sources responsible for gossan formation at shallow depths.  The program was also successful in identifying new lithological units which support the interpretation that a potentially significant SEDEX  or VMS style system may be present on the property and that further exploration is warranted within the system.

(vi)

Mineralization

Barite mineralization has been outlined on the Tanner claims. The significance of this mineralization is that barite is highly indicative of ancient exhalative systems and often occurs stratigraphically above massive sulphide VMS style deposits as a late stage exhalative phase.  Laminated pyrite dominated semi-massive to massive sulphide horizons were intersected in drilling in 2002, as well as pyritic synsedimentary breccias and a significant bedded barite horizon.  Those are further described in the section below.

The claim block was extended in 2002 to cover an old showing (Tell) located to the east of the initial Tanner block where surface zinc values were historically recorded in excess of 10% Zn in grab samples.

(vii)

Drilling

Two drill holes totaling 306 meters were completed in 2002. The first tested the Tanner conductor within 100 meters of gossanous seeps originating from shale stratigraphy and responsible for gossan formation.  The second hole tested the conductor some 750 meters to the south east of the first hole.

In both drill holes, a sequence of grey to black graphitic shales characterized by abundant millimeter to centimeter scale massive pyrite laminaes which locally grade into semi-massive sulphide intersections over a few meters was encountered. A coarse, conformable polymictic synsedimentary breccia unit was found to underlay the shales in both drill holes.  Drilling was stopped within this unit in the first hole.  The breccia unit was found to be underlain by further black, locally graphitic shales and a thick section of bedded laminated barite with minor pyrite in the second hole.

Description of geological units and summary of assay results:

Black shales (mudstones to argillites, locally moderate to strongly graphitic): These units consistently display mm to cm scale bedding constrained pyritic layers which make up between 4 to 8% of the rock on average.  Significant increases in the amount of sulphide mineralization can be seen in a number of intervals in both holes leading to sections a few meters in length where total laminated sulphide content of the shales can be up to 50-70% of the host rock.  The shales are characterized by elevated values of gold (to 0.13ppm), silver (to 5.2 ppm), arsenic (to 240 ppm), mercury (to 4 ppm), molybdenum (to 83 ppm), antimony (to 21 ppm), strontium (to 176 ppm), vanadium (to 377 ppm) and zinc (to 1370 ppm).

Synsedimentary breccias: These coarse, polymictic, matrix to clast supported units typically display significant clay alteration and locally contain significant amount of pyrite over short intervals.  Local silicification and quartz veining are present.  Background values for these units are distinct from the shales and only manganese can be seen to be locally elevated.  A small number of intervals within the breccia units show elevated gold over 1 meter intervals (to 0.15 g/t Au) without any other clear corresponding metal enrichment.  Bedding relationships show grading near the transition from the breccia unit to the overlying shales.

Bedded barite unit: This unit was encountered stratigraphically below the breccia on the second drill hole, the first drill hole having stopped within the breccia unit.  It consists of grey to black shales with thin rhythmic laminae of pyrite throughout and 50 to 70% barite in layers ranging from a few mm to 2-3 cm.  The complete 20 meter section through this unit returned 26.9% BaO by fusion analysis.  A few intervals also returned anomalous gold values (0.01 to 0.11 g/t Au).

In no instance was potentially ore grade mineralization identified during the drilling program.

(viii)

Sampling and analysis

QA/QC programs appropriate for the level of exploration being conducted were put in place during each phase of work.  Procedures included the systematic insertion of blanks and duplicates in samples being sent to laboratories for assay.  All assaying work was conducted using accredited Canadian laboratories (Chemex).  Concentrations of base metals and other elements were determined by ICP and gold values were determined using industry standard fire assay methods.  Internal checks using standards were also conducted in-house by the laboratories during assaying.

Analysis of the sample results, including checks, duplicates and standards indicate that the data generated during each phase of work was reliable in the context of the work being conducted on the property.

(ix)

Security of Samples

All samples were sealed in the field before being sent to laboratories.  The measures taken were considered sufficient to ensure the validity and security of samples during these phases of work.

(x)

Mineral Resource and Mineral Reserve Estimates

As no mineralization has been found to date in this area, there have been no resource or reserve estimates previously calculated.

(xi)

Mining Operations

No mining is being planned or carried out on the property at this time.

(xii)

Exploration and Development

Further exploration on the property will focus on extending the known geology and related target areas to the east along the newly staked ground as well as generating further drill targets along the area previously drilled on the initial Tanner claims as well as in the newly staked area at the historical Tell showing.  This work is expected to consist largely of ground mapping and ground geophysical surveys.

Although evidence exists at this time for a significant mineralized environment at the Tanner Property, the ongoing work is of a scale such that it cannot be fully undertaken by Manson in present market conditions.  As any further major undertakings on the project will require further financing, and with base metal prices remaining weak in the current period, Manson will endeavor to attract an industry partner to further exploration on the property in the short term.

Business in General

(i)

Competitive Conditions

Significant competition exists for mineral exploration opportunities.  As a result of this competition, some of which is with large, established mining companies with substantial capabilities and greater financial and technical resources than Manson, Manson may be unable to acquire rights to exploit additional attractive exploration properties on terms it considers acceptable.  Accordingly, there can be no assurance that Manson will acquire any interest in additional projects that would yield reserves or result in commercial mining operations.

(ii)

Research and Development Expenditures

Manson is not in the research and development business.

(iii)

Environmental Protection

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations.  To Manson's knowledge, it is in compliance with all environmental laws and regulations in effect in the Yukon.

Federal requirements are administered by Environment Canada; Fisheries and Oceans; the Department of Indian Affairs and Northern Development and Transport Canada.  Environmental laws and regulations that have a potential impact on the Issuer's properties include those that protect air quality, water quality, archaeological sites, migratory birds, animals, marine mammals and fish.  Other important laws and regulations are those that regulate mine developmental land use, water use and disposal, release of contaminants, water spills, spill response, the transport of dangerous goods and the maintenance of navigable channels.

Territorial requirements are administered by the Departments of Education, Culture and Employment; Renewable Resources, Transportation and Safety and Public Services.  Laws and regulations that might impact Manson's properties include those that protect heritage resources, wildlife, the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides.

DIRECTORS AND OFFICERS OF MANSON CREEK

The following are the full names, municipality of residence, positions with Manson and principal occupations within the preceding five years of all of the directors and officers of Manson:

Name, Municipality of Residence	Current (or First and Last) Position with Issuer	Principal Occupation for the Past Five Years
James Devonshire Calgary, Alberta	President and Director	Self-employed Chartered Accountant and Management Consultant. Director and President of CDG Investments Inc., Northern Abitibi Mining Corp.; and Chairman, Director and CEO of Tyler Resources Inc.
Dr. Shane Ebert Burnaby, B.C.	Director

Currently a Research Associate with the Mineral Deposit Research (Unit MDRU) of the University of British Columbia, coordinating an industry funded research program concentrating on intrusion related gold mineralization in the Yukon and Alaska.  President of Hot Spring Gold Corporation which acquires and explores for epithermal precious metal prospects in the Western United States.  Director of Tyler Resources Inc. and Director of Northern Abitibi Mining Corp.

Jean P. Jutras Calgary, Alberta	Vice-President and Director	Self employed Professional Geologist. Vice-President and Director of Northern Abitibi Mining Corp. and President, Director and COO of Tyler Resources Inc.
Pauline Woodrow Prince Rupert, B.C.	Director	Business Woman
Shari Difley Calgary, Alberta	Chief Financial Officer	Self-employed Chartered Accountant and Chief Financial Officer for Northern Abitibi Mining Corp. Previously Chief Financial Officer for Hixon Gold Resources Inc.
Regan Chernish Calgary, Alberta	Director

Self-employed Professional Geologist.  From 1997 to 2001 Project Geologist for Diavik Diamond Mines Inc. Worked as a Geologist for Giant Gold Mine for 1997 and for Covello, Bryan and Associates from 1993 to 1997. Vice-President Exploration  Tyler Resources Inc.

Barbara O'Neill Airdrie, Alberta	Secretary	Executive Assistant and Corporate Secretary of CDG Investments Inc. Corporate Secretary of Northern Abitibi Mining Corp., Aloak Corp., Tyler Resources Inc. and Manson.

The following is the price history of Manson's stock on the Toronto Stock Exchange under the symbol MCK until August 2000 and then under the symbol MCK on the TSX Venture Exchange from August 2000 to date:

Year ended September 30,	2003 Cdn$	2002 Cdn$	2001 Cdn$	2000 Cdn$	1999 Cdn$
High	.08	.11	.15	.12	.17
Low	.04	.04	.03	.05	.08

For the two most recent full years, the high and low market prices for Manson each full financial quarter.

	Sale Price
	MCK
Quarter Ended
Fiscal 2004	Low Cdn$	High Cdn$
December 31, 2003	.04	.10
March 31, 2004	.08	.16
Fiscal 2003	Low Cdn$	High Cdn$
December 31, 2002	.03	.06
March 31, 2003	.04	.09
June 30, 2003	.03	.06
September 30, 2003	.035	.085
Fiscal 2002	Low Cdn$	High Cdn$
December 31, 2001	.03	.05
March 31, 2002	.04	.17
June 30, 2002	.05	.14
September 30, 2002	.05	.07

For the most recent six months the high and low market prices for Manson each month:

Month Ended	Low Cdn$	High Cdn$
October, 2003	.04	.095
November, 2003	.05	.07
December, 2003	.07	.10
January, 2004	.08	.135
February, 2004	.085	.16
March, 2004	.115	.14

Northern Abitibi Mining Corp.

The information provided on Northern Abitibi  has been compiled from publically available documents located at www.sedar.com

Northern Abitibi is publicly listed on the TSX Venture Exchange under the trading symbol NAI.  Northern Abitibi is a mineral exploration company that is in the exploration stage, not having yet determined if it has ore reserves that are economically recoverable.  The underlying value of Northern Abitibi's mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete development, and upon future profitable production.

Northern Abitibi does not have significant operating sources of revenue and relies on equity financings to finance exploration on its properties.  The only source of revenue in the immediately three preceding fiscal years ended

 September 30 was interest income derived from holding cash in short-term investment vehicles such as term deposits and brokerage cash accounts.  Northern Abitibi's revenue for the past three fiscal years ended September 30, and the three months ended December 31, 2003 is summarized as follows:

	2001	2002	2003	Three months ended December 31, 2003
Interest revenue	$34,813	$7,212	$2,037	$529

At December 31, 2003, Northern Abitibi had positive working capital of $83,000.  Northern Abitibi will attempt to reduce discretionary costs wherever possible, however equity or debt financing will be required in order to cover operating expenditures for the 2004 fiscal year.  Northern Abitibi does not have any financing in place at the date of this document.

Northern Abitibi does not have significant tangible capital assets, except as disclosed below, and no commitments to acquire same.  Its most substantial assets are its mineral properties.  Expenditures on these properties for the most recent three fiscal years and the three months ended December 31, 2004 are summarized below:

	Balance Sept 30/00	Costs Fiscal 2001		Costs Fiscal 2002		Costs Fiscal 2003		Balance Sept 30, 2003	Costs Oct 1/03 to Dec 31/03	Balance Dec 31, 2003
Acquisition
South Voisey Bay, Labrador	150,126	-		-		-		150,126	-	150,126
Douay Joutel, Quebec	141,960	-		10		2,810		144,780	-	144,780
Keni, Nunavut	-	-		51,771		5,250		57,021	-	57,021
Other	50,389	(49,521)	a	3,520		(4,388)	d	-	-	-
Total Acquisition	342,475	(49,521)		55,301		3,672		351,927	-	351,927
Exploration
South Voisey Bay, Labrador	1,943,220	3,135		6,639		1,600		1,954,594	200	1,954,794
Douay Joutel, Quebec	86,180	1,063		(6,350)	c	3,613		84,506	300	84,806
Keni, Nunavut	-	-		258,564		(37,190)	e	221,374	-	221,374
Other	59,463	(18,949)	b	34,624		(75,138)	f	-	-	-
Total Exploration	2,088,863	(14,751)		293,477		(107,115)		2,260,474	500	2,260,974

a)

Costs of $11,541 net of write-offs of $61,062.

b)

Costs of $48,132 net of write-offs of $67,081.

c)

Cost recoveries of $6,350.

d)

Costs of $1,451 less write-offs of $5,839.

e)

Costs of $3,200 net of write-offs of $17,890 and cost recoveries of $22,500.

f)

Costs of $2,101 net of exploration incentives of $19,531 and write-offs of  $57,708.

The following describes Northern Abitibi's significant mineral properties:

South Voisey Bay Project, Newfoundland and Labrador

(i)

Property Description and Location

The South Voisey Bay Property consists of one mineral license (license 5518), covering an area composed of 158 mineral claims with an extent of some 39.5 Km2, located in central Labrador, Canada.  The closest settlement is the town of Goose Bay, Labrador, some 260 Km south-southeast of the project area.  The Voisey's Bay nickel, copper and cobalt deposit owned by INCO limited is located approximately 90 Km to the north of the claims.  The Property can be found on NTS map Sheet 13M/9.

The property is currently owned 47% by Northern Abitibi Mining Corp and 53% by Donner Minerals Limited, pursuant to an Option and Joint Venture Agreement between Donner and Northern Abitibi dated September 15th, 1997.

(ii)

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property is predominantly by helicopter or fixed wing float plane from Goose Bay (260 Km), or by helicopter from the Pants Lake Camp (16 KM) where Teck/Donner Minerals maintains a field camp and staging area accessible by fixed wing aircraft.

Goose Bay is the nearest populated center out of which any level of logistical support for the property is available.  There is no local infrastructure that could support a mining operation.

Exploration work in the area is restricted to the summer months between June and September when winter snow loads have diminished enough to permit access.  Some activities, such as drilling, may be carried out year round at higher logistical costs.

(iii)

History

The original property, known as the Harp North property, consisted of 18 Mineral Licences containing 358 claims.  Harp North was acquired by Northern Abitibi from Newminex in June of 1995.

Northern Abitibi conducted an exploration program consisting of airborne geophysics followed by geological mapping, soil geochemistry and ground magnetics on the property in the period from august to September of 1995.   The work was conducted by Stephen Butrenchuck, P.Geol., an independent consulting geologist to the Company.  The work resulted in the identification of unexplained conductors in the southeastern region of the claims which were underlain by gabbroic intrusions.  No significant mineralization was found at surface during this phase of exploration.

An Option agreement was negotiated and signed with Donner Resources Ltd. of Vancouver on March 12th 1996 on the property whereby Donner could earn a 50% interest into the property by issuing cash and share consideration to Northern Abitibi as well as committing to exploration expenditures of $330,000.00 on the property over a three year period.  The earn-in requirements were satisfied within the first year of exploration on the property by Donner and a Joint Venture was formalized between the two parties in September of 1997.

Teck Corporation joined Donner minerals in the exploration of Donner's South Voisey Bay project which included the Northern Abitibi Joint Venture lands in 1997.  Teck Exploration Ltd., the exploration arm of Teck Corporation, was hired to design and conduct exploration on the property from 1997 to 2000.

Work by the Joint Venture from 1997 to 1999 consisted of mapping, ground geophysics, gravity surveys, drilling and downhole/borehole geophysical surveys.  By the end of 1999, a total of 10,565.25 meters were drilled in 38 drill holes on the property, resulting in the discovery of numerous copper, nickel and cobalt bearing massive sulphide intersections.  Work by the Joint Venture was interrupted during 1999 by poor market conditions, lack of exploration funds amongst the partners as well as deteriorating relations with the local Innu Nation representatives that were partly caused by similar conditions at Inco's Voisey's Bay deposit located to the North. At the end of 2001, by virtue of Northern Abitibi's non-participation in exploration expenditures incurred on the Joint Venture Property in 1999, Northern Abitibi's interest in the property was diluted to 47.8%.

Exploration work on the property was reactivated in 2001 when Northern Abitibi and Donner Minerals concluded an Option Agreement with Falconbridge Limited whereby Falconbridge Limited may earn a 50% interest in the Northern Abitibi Property.  Falconbridge, currently the third largest nickel producer in the world, may earn and maintain its interest by incurring $5,000,000.00 in exploration expenditures on the property before December 31, 2006 and maintaining minimum levels of funding on the property during this period. Falconbridge recompiled and reinterpreted the project data to date including some field checks and ground geophysics in 2001, completed geophysical surveys in 2003 and drilled in 2003.  (See (vii) Exploration).

(iv)

Geological Setting

Regional setting

The property covers a prospective gabbroic intrusion (the "North Gabbro") within Archean and lower Proterozoic cratonic rocks at the southern edge of the Nain Plutonic Suite.  The prospective Gabbroic rocks in the area are in contact with various granitoid rocks of different compositions including peralkaline, granitic and intermediate plutons.  Country rocks include meta-sedimentary rocks, orthogneiss, migmatites and associated plutons of the Churchill province as well as Archean gneisses that may be part of the Churchill Province.

Property scale

The Property is largely overlain by anorthositic plutonic rocks of the middle Proterozoic Nain Plutonic Suite.  A gabbroic intrusion, thought to be a sheet like sill or dyke, outcrops over the south eastern part of the property and plunges to the north under cover of largely anorthositic rocks.  The gabbro intrusions are the host for most of the mineralization known to date on the property although nickel-copper-cobalt bearing vein-like massive sulphides has also been intersected by drilling in the footwall Churchill paragneisses that underly the gabbro sheet.  The gabbro is referred to in the Teck Exploration reports as the North Gabbro of the Pants Lake Intrusive Suite (PLIS).

(v)

Deposit types

The target for exploration work on this project consists of magmatic style, nickel-copper-cobalt mineralization.  The Nain Province, located along the east coast of Labrador, includes mostly Archean cratonic rocks (gneisses and granitoids) whereas, to the west, the Churchill Province includes mostly Lower Proterozoic meta-sedimentary gneisses and granitoid rocks with lesser volcanic rocks.

(vi)

Mineralization

Mineralization encountered in drilling on the property consists of local nickel-copper-cobalt bearing sulphide enrichment zones at the base of an extensive troctolitic gabbro sheet.  The sulphide mineralization consists predominantly of pyrrhotite with locally present freely crystallized or exsolved pentlandite and chalcopyrite. The sulphides are considered to be of magmatic origin and emplaced at the base of cooling gabbroic intrusions.  Vein-like occurrences of massive sulphide mineralization found within the footwall gneisses in proximity to the gabbro intrusions is also considered to be of magmatic origin within the overall geological context.

Intersection of massive sulphides on the property to date range between 0.30 meters and 15.7 meters in thickness.  These intersections occur within a blanket of disseminated, semi-massive and massive sulphide mineralization which  occurs at the base of the gabbro intrusion.  None of the massive sulphide intersections encountered to date have been significantly extended by further drilling and they may represent local accumulations of sulphide of a discontinuous nature.

As only a small portion of the gabbro sheet on the property has been drill tested to date, further work is considered justified within the framework of the exploration model and type of deposit being sought.

 (vii)

Exploration

Field exploration commenced on the property in the summer of 1995 and consisted of helicopter supported stream sediment geochemical sampling, geological mapping and prospecting, an aerial photography survey and a limited airborne geophysical survey.  This work, conducted by consultants on behalf of Northern Abitibi, identified the south eastern gabbro occurrence as a follow up target due to the favorable geology of the area as well as the presence of strong airborne geophysical conductors which remained unexplained after surface  work had been carried out.

Subsequent work was conducted by Teck Exploration Ltd as outlined below. All exploration data for the 1997 and 1998 exploration programs was generated by Teck Exploration Ltd. and forwarded to the Joint Venture participants for their evaluation.  All of the data quoted below comes from a review and compilation of the Teck data by Northern Abitibi's personnel.

Significant field work on the property recommenced in 1997 with a mapping, geophysics and drilling campaign implemented by Teck Exploration Ltd. on behalf of Donner.  The work eventually led to the drilling of 19 drill holes totaling 4,645.9 meters, most of which were subsequently surveyed with downhole geophysics.  Significant intervals of disseminated and massive sulphide nickel-copper-cobalt mineralization were intersected during this drilling.  Relevant intersections are summarized in the following ‘drilling' section below.

A second work campaign of further drilling and geophysical surveys was conducted in 1998 by Teck.  This campaign resulted in the drilling of a further 19 drill holes totaling 5,919.75 meters.  Several additional zones of mineralized massive sulphide mineralization were encountered (summary in ‘drilling' below) and the results of the program were generally considered encouraging.

A third work program was being prepared for implementation in 1999 when, due to weakened metal prices, poor overall market conditions and a deteriorating political and social climate within Labrador and Newfoundland over the proposed development of Inco's Voisey's Bay deposit, the partners stopped field activities.  Negotiations for the continuation of the project with the local Innu Nation representatives were also engaged but not concluded, precluding a return to the project area and further field work.

Work began again in 2001 with the involvement of Falconbridge Limited who reinterpreted previously generated data and conducted field checks and minor line cutting and ground geophysical activities on the project lands.

Falconbridge conducted a drilling program on the South Voisey's bay properties, including Northern Abitibi's, as a result of the 2003 Mega TEM airborne survey and phase two ground geophysical follow-up program that included AMT and pulse electromagnetic surveys.  One drill hole was completed on Northern Abitibi's property that intersected a thin interval of copper/nickel-bearing massive sulphides at the base of the North Gabbro.  Subsequent local ground geophysical work in the direct vicinity of the drill hole did not justify further drilling at this location and the 2003 field program was completed by the end of October.  The 2003 drilling occurred in an area roughly 1.5 kilometers from where previous high-grade intersections had been found in 1996 and 1997.  Northern Abitibi has not yet been informed of Falconbridge's exploration plans for the property in the upcoming year.

(viii)

Drilling

Drilling on the project lands in 1997 and 1998 consisted largely of BTW and BQ sized wire line core drilling.  Mineralized cores were routinely sampled over intervals of up to 1.5 meters with sawn split cores individually sealed in plastic bags on site and submitted to XRAL laboratories of Mississauga, Ontario, for assays of Ni, Cu, Co, Pt, Pd, Au and S.

A summary table of the most significant mineralized intersections obtained on the project land to date follows.  No comments can be made concerning the true thickness of each intersection as most of the zones were not extended by further drilling and therefore each zone's relative geometry remains undefined.  It is generally assumed within the geological model that most of the mineralization occurs in a relatively flat or horizontal setting at the base of the well defined gabbroic intrusion.

DDH Number	Interval-from (m)	Interval-to (m)	Intersection (m)	Ni (%)	Cu (%)	Co (%)
97-67	176.2	176.5	0.3	1.73	1.64	0.23
	178.9	179.5	0.6	1.93	0.84	0.17
	180.3	180.4	0.1	1.35	0.84	0.17
97-75	176.8	177.9	0.9	11.75	9.70	0.43
97-96	184.3	185.8	1.5	1.06	0.82	0.18
	185.8	187.3	1.5	1.19	0.65	0.21
	187.3	188.8	1.5	1.02	0.78	0.18
	188.8	190.3	1.5	0.99	0.74	0.17
	190.3	191.9	1.6	1.09	0.96	0.20
	191.9	193.4	1.5	1.15	0.78	0.20
	193.4	194.9	1.5	1.13	0.70	0.20
	194.9	196.4	1.5	1.11	0.80	0.20
	196.4	197.9	1.5	1.27	0.84	0.22
	197.9	199.0	1.1	1.34	0.75	0.23
	199.0	200.0	1.0	1.22	0.66	0.22
Cumulative *97-96	184.3	200.0	15.7	1.13	0.78	0.20
98-098	164.9	166.1	1.20	0.77	0.40	0.12
98-113	99.8	100.4	0.60	1.05	0.74	0.22
98-130	208.8	209.9	1.1	0.99	0.65	0.13
98-131	197.2	197.4	0.20	4.49	2.60	0.28
	207.7	208.0	0.30	3.44	0.50	0.46

SVB-03-144 was drilled on the Donner-Northern Abitibi joint venture proprty to a depth of 170 metres.  Drilling intersected gabbro from 3 metres to a depth of 128 metres.  The base of the gabbro was mineralized with a 0.23 metre interval of semi-massive to massive sulphides with trace chalcopyrite.  The 0.23 metre interval assayed 1.22% nickel, 0.31% copper, 0.17% cobalt, and 28.60% sulphur.  The nickel tenor is 1.65%.

Subsequent to drilling the three holes, three new large loop EM geophysical surveys were carried out in the North Gabbro area to identify additional drill targets.  No new drill targets were identified in this area and Falconbridge has advised Northern Abitibi that it does not intend to carry out any additional drilling in the 2003 season.

(ix)

Sampling and analysis

QA/QC programs appropriate for the level of exploration being conducted were put in place during each phase of work.  All assaying work was conducted using accredited Canadian laboratories (XRAL Laboratories).  Concentrations of base metals and other elements were determined by ICP and gold, platinum and palladium values were determined using industry standard fire assay methods.  Internal checks using blanks, duplicates and standards were also conducted in-house by the laboratories during assaying.

Analysis of the sample results, including checks, duplicates and standards indicate that the data generated during each phase of work was reliable in the context of the work being conducted on the property.

(x)

Security of Samples

All samples were sealed in the field before being sent to laboratories.  The measures taken were considered sufficient to ensure the validity and security of samples during these phases of work.

(xi)

Mineral Resources and Mineral Reserve Estimates

There are no historical calculations or estimates for mineralization present on the project lands.

(xii)

Mining Operations

No mining is being planned or carried out on the property at this time.

(xiii)

Exploration and Development

Details of further exploration work on the property remains to be finalized but will largely consist of further ground geophysics and drilling if justified by continued exploration.

The timing of further exploration programs is dependent on continued results obtained by Falconbridge Limited and Falconbridge's long-term exploration objectives within the larger South Voisey Bay project of which the Northern Abitibi claims constitute a part.

Keni Project, Nunavut

(i)

Property Description and Location

Northern Abitibi entered into an option agreement with 4763 NWT LTD., a Northwest Territories company, to Option a 32.5% property interest in 49 mineral claims covering approximately 113,900 acres called the Keni property.  The property lies within the Coronation Gulf diamond district and is located approximately 500 kilometers north of Yellowknife.

The property is located on NTS map sheets 86-1/16 and 76-L/13.

(i)

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Direct access to the property is by helicopter or fixed wing aircraft equipped with floats or skis.  The Lupin mine site, situated some 150 kilometers from the property and accessible by road in the winter, provides a bulk fuel and supply staging area by truck or large aircraft onto a paved airstrip.  There is no closer infrastructure outside of a small number of bush camps in the direct area of the claims.  The closest community is Coppermine (Kugluktuk), some 160 kilometers west-north-west.

The property is located in the barren lands in a area dominated by broad drift-filled valleys and bedrock hills generally less than 60 meters high.  Maximum relief is about 530 meters ASL.  There are numerous small and large lakes in the region.

The climatic regime is sub-arctic, with temperatures ranging from -50 C in the winter months to +25 C in the summer.  During late June to early August, daylight predominates since the properties lie well north of the Arctic Circle.  Lakes on the property can remain frozen well into early June.

(iii)

History

Prior exploration in the area was conducted by various junior exploration companies in the early 1990's (1992-1995) and generally consisted of regional scale till sampling aimed at discovering kimberlite indicator minerals or Diamond Indicator Minerals ("DIM").  No airborne geophysical surveys or drilling are historically known to have occurred over the area of the claims.

Work to the east of the property area restarted in 1998 by companies such as Ashton Mining of Canada and Kennecott  (an exploration arm of De Beers). Recent work has shown that indicator mineral trains emanating from now discovered kimberlitic bodies were generally of a much smaller magnitude than the ones known in the Lac de Gras area of the Northwest Territories, leading to the conclusion that previous regional scale till sampling may have not been adequately spaced to properly test tills in the area.

(iv)

Geological Setting

The property lies within the Slave Craton, close to its northwestern boundary with the Bear Head Craton.  The Slave Craton is considered a prospective environment for the discovery of economic or potentially economic diamond deposits.

(v)

Exploration

Field exploration commenced on the Keni Property in April of 2002 with a detailed airborne geophysical survey aimed at discovering geophysical signatures typical of kimberlitic intrusions.  The Operator of the project during the exploration phase is Tyler Resources Inc., who is also earning a 32.5% interest in the property.

 (vi)

Mineralization

No mineralization is known to date on the property.

(vii)

Mining Operations

No mining is being planned or carried out on the property at this time.

(viii)

Exploration and Development

During the spring of 2002 Tyler Resources Inc., ("Tyler"), the operator of the joint venture, conducted exploration on the Keni block, which consisted of airborne geophysics. Fugro Airborne Surveys flew an airborne geophysical survey over the Keni Property in April of 2002. The survey program took place from April 3 to April 15, 2002 and was staged out of the Keni camp. A Tyler geologist was on site throughout the survey to ensure quality data acquisition.

The information collected during the survey was total field magnetic and multi-frequency electromagnetic data. The survey was flown with 100m spaced lines oriented east west with a bird height of 30 meters. A total of 4738 line-kilometers of data were collected in the course of the survey.

Review and interpretation of the data by Tyler geological and Fugro geophysical staff has lead to the identification of well over 70 geophysical anomalies situated on the Keni Property.

Tyler geological staff has outlined thirty-seven geophysical anomalies that display kimberlite-like responses.  Eighteen of these anomalies are ranked as priority targets.  Of the Tyler selected targets, twenty-six are land based and 11 are located within lakes.

Fugro geophysical staff have identified in excess of 40 geophysical targets as possible sites for kimberlite intrusion. Of the Fugro picks, 16 are considered priority with approximately half of all of the Fugro anomalies being located on land.

The 2002 summer exploration program was designed to directly examine numerous ground based geophysical anomalies, prospect and regionally map the geology of the Keni Block, and finally, take regional till samples across the property. The program commenced July 10 and was completed on July 19, 2002.

Forty-one different land based anomalies and areas of geological interest were directly inspected and prospected during the summer program. Due to the abundant and laterally extensive outcrop on the Keni Property, observed outcrop explained many of the geophysical anomalies. However, six land based priority targets were not explained as they were not visible in outcrop due to either overburden cover in topographical lows or several were located beneath eskers.

Regional mapping and prospecting was also conducted in areas of the property that were selected on the basis of their geophysical response. The regional work was done to correlate the bedrock geology with the various geophysical responses observed in the Fugro survey data.

A total of 86 till samples were collected in a two-day period. The samples were processed at the Saskatchewan Research Council's facility. One sample returned a positive result as a single chromite grain was recovered.

Due to limited cash flow in fiscal 2003, there was no significant exploration on the property.  Northern Abitibi is actively trying to sell this property.

Douay/Joutel (Douay West) Gold Property, Quebec

(i)

 Property Description and Location

The Douay West property consists of 78 claims located in the Douay township, Abitibi, Quebec, some 40 kilometers south-west of the town of Matagami and 15 Km north of the town of Joutel.  The property is owned 100% by Northern Abitibi subject to an Option agreement with Societe D'exploration Miniere Vior Inc. and Societe Quebecois d'Exploration Miniere (SOQUEM) whereby Vior and SOQUEM can collectively earn a 50% interest.

(i)

Accessibility, Local Resources, Infrastructure and Physiography

Mining infrastructure including road access, power, headframe and hoist are located within 500 meters from the southern property boundary on property owned by Vior.

(iii)

History

Although a number of previous reconnaissance scale programs were conducted regionally by the Government and a few exploration companies, based mostly on regional scale airborne geophysical surveys, little work was conducted on the area of the property historically.

(iv)

Geological Setting

The property is underlain by volcano-sedimentary rocks intruded by various syenitic bodies which are all affected by the Douay-Cameron deformation corridor.

(v)

Exploration

The present claims were staked by Northern Abitibi in 1984 and subsequently optioned to Ressources Aabarock Inc.  Aabarok completed various Induced Polarity Surveys, MaxMin, Mag and VLF-EM surveys and drilled a total of 8 diamond drill holes without intersecting gold mineralization.  Aabarock did not complete its earn in obligations and the option lapsed.

The claim group was then optioned to the Company which acted as project operator and conducted a project scale reconnaissance overburden drilling program comprised of 39 reverse circulation drill holes in 1987.  Numerous gold grains with textures indicating limited transport were found in basal tills close to the bedrock interface during this program, indicating that gold mineralization may have been present on the property.

Subsequent to February 1990, the Company and Northern Abitibi conducted a line cutting and ground geophysical program in the southern portion of the property. Results of this work indicated that the magnetic/IP anomaly associated with a neighbouring property extend onto the Douay property.

In late 1990, Northern Abitibi and the Company entered into an option agreement with INCO limited and VIOR whereby Inco and Vior could earn a 50% interest in the property by funding a total of $1,500,000.00 in exploration over 4 years.  As part of a corporate restructuring effort, Northern Abitibi reacquired the Company's interest in the property by the issuance of 719,358 shares for a deemed value of $251,775.  In 1990-91, Inco drilled a total of 5 reverse circulation drill holes and 13 diamond drill holes with a cumulative metereage of 2,924 meters.

In 1992, SOQUEM became a party to further exploration on the claims by novating into the original INCO/VIOR agreement while INCO exited the project.  SOQUEM became project operator on behalf of the VIOR/SOQUEM Option and conducted exploration on the property from 1993 to 1997.  During this period, various geophysical surveys were conducted and a total of 10,185 meters of drilling was carried out in 43 diamond drill holes.  Numerous occurrences of mineralization were intersected during these campaigns but the zones remain small to date and their geometry remains to be defined.  Little actual work has been conducted in the area of the southern boundary where the neighbouring deposit may extend northwards on the Northern Abitibi property.

There has not been any significant exploration work carried out on the property since 1997.

(vi)

Mineralization

Gold mineralization known to occur to date on the property occurs within a number of different units and is often characterized by the presence of finely disseminated pyrite as well as one or many different styles of alteration including silicification, sericitization, hematite or iron carbonate alteration.

(vii)

Drilling

Drilling is usually conducted in winter, during periods where ground over the predominantly marshy areas of the claims allows for the mobilization of drilling equipment.  A total of some 58 drill holes were drilled to date on the property for a total of 10,390 meters of drilling.

Notable historical intersections are summarized below although because of uncertain mineralized zone geometries to date, true thickness for the actual mineralized intervals cannot be accurately estimated.  These numbers are quoted from reports supplied by SOQUEM for each successive phase of work on the property.

Drill hole number	Interval (m)	Gold values (g/t)
87706-A	10.1	1.7
87706-A	6.6	2.5
4140-93-01	4.95	10.7
4140-95-05	2.9	4.4
4140-96-11	1.4	26.7
4140-97-12	4.4	1.99
4140-97-13	3.8	1.74
4140-97-14	1.5	4.07
4140-97-14	1.0	2.27
4140-97-14	1.0	2.83
4140-97-16	1.5	1.8

(viii)

Sampling and analysis

All sampling for which results are quoted above was realized by SOQUEM and analyses were conducted using accredited commercial laboratories (Techni-Lab, Sullivan, Qc). Gold values were determined using standard fire assay procedures.

(ix)

Mineral Resource and Mineral Reserve Estimates

There are no mineral resource or reserve estimates for the property to date.

(x)

Mining Operations

No mining is being planned or carried out on the property at this time.

(xi)

Exploration and Development

Further exploration work on the property will consist of continued drilling.  The timing of future exploration work is dependent on many factors and no date for the resumption of exploration has yet been decided by the project participants.  Northern Abitibi is investigating selling its interest in this property, however, there is no significant progress to report at this date.

Business in General

(i)

Competitive Conditions

Significant competition exists for mineral exploration opportunities.  As a result of this competition, some of which is with large, established mining companies with substantial capabilities and greater financial and technical resources than Northern Abitibi, Northern Abitibi may be unable to acquire rights to exploit additional attractive exploration properties on terms it considers acceptable.  Accordingly, there can be no assurance that Northern Abitibi will acquire any interest in additional projects that would yield reserves or result in commercial mining operations.

(ii)

Research and Development Expenditures

Northern Abitibi is not in the research and development business.

(iii)

Environmental Protection

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations.  To Northern Abitibi's knowledge, Northern Abitibi is in compliance with all environmental laws and regulations in effect in Labrador, Quebec and Nunavut.

Federal requirements are administered by Environment Canada; Fisheries and Oceans; the Department of Indian Affairs and Northern Development and Transport Canada.  Environmental laws and regulations that have a potential impact on the Issuer's properties include those that protect air quality, water quality, archaeological sites, migratory birds, animals, marine mammals and fish.  Other important laws and regulations are those that regulate mine developmental land use, water use and disposal, release of contaminants, water spills, spill response, the transport of dangerous goods and the maintenance of navigable channels.

Territorial requirements are administered by the Departments of Education, Culture and Employment; Renewable Resources, Transportation and Safety and Public Services.  Laws and regulations that might impact Northern Abitibi's properties include those that protect heritage resources, wildlife, the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides.

DIRECTORS AND OFFICERS OF NORTHERN ABITIBI

The following are the officers and directors of Northern Abitibi:

Name, Present Office Held And Municipality of Residence	Principal Occupation or Employment for the Last Five Years	Director Since
James Devonshire Director and President Calgary, Alberta	Self employed Chartered Accountant and Management Consultant. Director and President of CDG Investments Inc. and Manson Creek Resources Ltd.; Chairman and CEO/Director of Tyler Resources Inc.	Dec. 20, 2000
Jean Pierre Jutras Director and Vice-President Calgary, Alberta	Self-employed Professional Geologist. President and Chief Operating Officer of Tyler Resources Inc. and Vice-President and Director of Manson Creek Resources Ltd.	October 4, 2000
Dr. Shane Ebert, Phd Director Burnaby, British Columbia

Consulting Geologist and Research Associate at the Mineral Deposit Research Unit (MDRU)  University of British Columbia.  President of Hot Spring Gold Corporation and consulting geologist 1996 to present.  Director of Manson Creek Resources Ltd. and Tyler Resources Inc.

March 13, 2003

Name, Present Office Held And Municipality of Residence	Principal Occupation or Employment for the Last Five Years	Director Since
Lesley Hayes Director Calgary, Alberta

Self-employed consultant from 2002 to date.  From 1999 to 2002 Practice Manager Creative Services, Burntsand Inc.  From 1996 to 1999 self-employed investor relations consultant, 1992 to 1996 Vice-President of operations of Vicom Multimedia.  Director of  Tyler Resources Inc.

Dec. 6, 1996
Shari Difley Chief Financial Officer Calgary, Alberta	Self-employed Chartered accountant, Chief Financial Officer of Manson Creek Resources Ltd., previously Chief Financial Officer for Hixon Gold Resources Inc.	February, 1997
Barbara O'Neill Secretary Airdrie, Alberta	Corporate Secretary of Manson Creek Resources Ltd., Tyler Resources Inc., Aloak Corp. and CDG Investments Inc.	May 1993

The following is the price history of Northern Abitibi's stock on the TSX Venture Exchange under the symbol NAI  for the five most recent full financial years the annual high and low:

Year ended September 30,	2003 Cdn$	2002 Cdn$	2001 Cdn$	2000 Cdn$	1999 Cdn$
High	.13	.17	.08	.15	.30
Low	.07	.07	.03	.02	.03

For the two most recent full years, the high and low market prices for Northern Abitibi for each full financial quarter.

	Sale Price
	NAI
Quarter Ended
Fiscal 2004	Low Cdn$	High Cdn$
December 31, 2003	.06	.12
March 31, 2004	.075	.095
Fiscal 2003	Low Cdn$	High Cdn$
December 31, 2002	.05	.10
March 31, 2003	.07	.11
June 30, 2003	.07	.15
September 30, 2003	.08	.15
Fiscal 2002	Low Cdn$	High Cdn$
December 31, 2001	.04	.09
March 31, 2002	.10	.20
June 30, 2002	.10	.25
September 30, 2002	.05	.15

For the most recent six months the high and low market prices for Northern Abitibi each month:

Month Ended	Low Cdn$	High Cdn$
October, 2003	.07	.12
November, 2003	.06	.08
December, 2003	.075	.105
January, 2004	.08	.095
February, 2004	.075	.090
March, 2004	.08	.090

Other Investments

The Company holds a 9% interest in Aloak Corp., with a carrying value of $26,000.

C.

Subsidiaries

Waddy Lake Resources Inc. ("Waddy") was incorporated under the laws of the Province of Ontario on October 5, 1960.  On March 14, 1979, Waddy was continued under the provisions of the Canada Business Corporations Act.

The Company holds 100% of Waddy and has held 100% of Waddy since September 30, 1995.

The Company's 100% owned subsidiary, GR Capital Corporation ("GR Capital") was incorporated under the laws of the Province of Alberta on October 10, 1986.  GR Capital held certain of the Company's investments in Manson, Northern Abitibi and Waddy.  All references in this document to percent holdings in these companies refers to the combined interests held by GR Capital and the Company.  Effective September 30, 2003, GR Capital's assets were wound-up into the company and GR Capital was dissolved.  This reorganization has no effect on the consolidated financial statements of the Company.

In addition to the Company's wholly-owned subsidiary, the Company has invested in the following companies:

Subsidiaries/Investees	Percentage Ownership	Jurisdiction of Organization
Waddy Lake Resources Inc.	100%	Federal
Golden Band Resources Inc.	26% (2)	British Columbia
Manson Creek Resources Ltd.	32%	Alberta
Northern Abitibi Mining Corp.	29%	Quebec
Tyler Resources Inc.	21% (3)	Alberta

D.

PROPERTY, PLANTS AND EQUIPMENT

The Company had interests or rights to obtain interests in a Mexican mineral property that was sold subsequent to year end. The Company also owns significant interests in companies with mineral property interests.  These are discussed above in B., Business Overview.

The Company entered into a sublease agreement with Manson Creek Resources Ltd., a company related by virtue of certain common officers and directors, effective January 1, 2002, whereby it has agreed to pay its 25% share of lease costs plus lease operating costs until the termination of the lease on December 31, 2006.  Annual base lease costs payable by the Company aggregate $12,150.  The lease operating costs vary from year to year.  For Fiscal 2003 the Company's portion of these costs aggregated $9,000; committed amounts in each fiscal year ended September 30, until the lease terminates, are as follows:

1

$12,150

2

$12,150

3

$12,150

4

$3,050

Item 5:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

With the sale of the Company's Saskatchewan property portfolio to Golden Band Resources Inc., (Golden Band), effective November 7, 2002, the Company has become largely a holding company for investments in mineral exploration corporations.  Prior thereto, the Company had been in the business of exploring and developing mineral properties in Canada and abroad.  Subsequent to year-end, the sale of the Company's last remaining mineral property interest completed the Company's transformation to an investment company with the goal of investing in Mineral Exploration Corporations.  See "Item 4: Information on the Company - A.  History and Development - 4. Significant changes or events - a) Subsequent to September 30, 2003 - Bahuerachi Sale."  The Company's only recurring source of income has been interest income relating to cash deposits on hand and overhead fee recoveries charged to third parties for whom the Company has incurred and rebilled administrative or mineral property expenditures.  With the Company's new status as an investment company, its source of income will be from the sale of investments.

The following discussion of the results of operations of the Company for the fiscal years ended September 30, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 17 of the consolidated financial statements of the Company included herein. The noon rate of exchange on March 17, 2004, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.33 (US$0.75 = CDN$1.00).

The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

A. OPERATING RESULTS

The following is a summary of operating results, outlining the individual corporate components of consolidated net loss.  The Company has not received income from operations or net income since before 1997:

	2003	2002	2001
Revenues	$ 21,136	$ 23,668	$ 61,459
Expenses and other:
General and administrative	(303,682)	(403,337)	(451,221)
Equity in loss of investees	(216,397)	(82,121)	(681,847)
Gain (loss ) on disposal of investments	(15,073)	1,279	407,620
Write-down of investments	(472,780)	(506,631)	-
Abandonment and write-down of mineral properties	(300,754)	(1,000)	(5,307,153)
Debenture interest	(30,601)	-	-
Gain on sale of Jolu Mill	554,487	-	-
Site restoration provision	(46,000)	-	-
Other	4,997	(5,071)	(10,521)
Current income taxes	-	(17,350)	(34,063)
Net loss	$ (804,667)	$ (990,563)	$ (6,015,726)

Fiscal Year ended September 30, 2003 compared to 2002

Revenue

There has not been a significant change in revenue from 2002 to 2003

Expenses

General and administrative expenses

The more significant contributors to the approximately $100,000 decrease in general and administrative expenses are as follows:

1)

In fiscal 2002 the Company had a recovery of $69,000 relating to the write-off of an old over-accrual relating to prior years' Ghana operating expenses - increase $69,000.

2)

Legal costs, relating to the Procon lawsuit and a lawsuit regarding an ownership dispute over a mineral property, declined $39,000.  The latter lawsuit, which was settled in 2003, resulted in ownership of the mineral property, that had previously been written-off, being assigned to the other party.

3)

"Reporting to shareholders" costs declined $16,000 due to a decrease in the number of shareholders requiring mailings and savings on printing that resulted from reduced numbers and the combination of the Management Proxy Circular and Annual Report into one document.

4)

Salaries and benefits declined $10,000 as a result of more being billed to other companies who share the services of salaried employees.

5)

Costs relating to the Komis Mine and the Jolu Mill declined $110,000 due to the sale of the property and mill during the year.  The Komis mine was decommissioned in 2001, but required annual environmental monitoring.  The Komis Mine was part of the Saskatchewan properties sold to Golden Band in Nvoember, 2002.

Other income and expenses:

The equity in losses of investees is comprised of the Company's share of Manson Creek's and Northern Abitibi's net losses for the years ended September 30, 2003 and 2002. The large increase in the loss is primarily due to significant mineral property write-downs in the investees' fiscal 2003 financial statements. The Company's share of the investees' mineral property write-downs in fiscal 2003 was $130,000, (2002-$3,000).

Investments were written-down $472,780 in fiscal 2003 (2002-$506,631), due to the downward trend of the share prices that appeared to be other than temporary.

The 2003 write-down was comprised of the write-down of Northern Abitibi to $0.10 per share, write-down of Aloak to $0.005 per share and write-down of Jolu Development Corp., (JDC), to reflect the September 30, 2003 value of the Golden Band shares that could be exchanged for the JDC shares. Subsequent to year-end the Company exercised its right to demand that Golden Band buy 100% of its JDC shares in exchange for Golden Band shares. The write-down in fiscal 2002 related to writing down Tyler shares to $0.05 per share and Aloak shares to $0.02 per share.

The 2003 write-down to mineral properties pertains to the Bahuerachi property. Subsequent to year-end the Company entered into a letter of intent with Tyler whereby Tyler would purchase the Company's share of the property for 13,336,000 shares with a deemed price of $0.06 per share. The property was written-down to said value, ($800,000).

The gain on sale of the Jolu Mill represented the difference between the value of the Jolu Development Corp. shares received as consideration, $350,000, plus the liabilities assumed and the book value of the assets sold. Since the mill had been written-off in a prior year when gold prices were low, and the mill was sold in a period of rising gold prices, the gain was significant.

"Site restoration provision" is an additional provision for road and other reclamation regarding Komis that has not been settled with the Saskatchewan Government.

The loss on sale of investments in fiscal 2003 pertained primarily to the loss of $15,000 on cancellation of Manson Creek Resources Ltd. escrow shares for no consideration since the terms of escrow could never be met.

The following is a discussion of the significant changes in assets from 2002 to 2003:

Cash

The change in cash balances is discussed under Operating Cash Flow which follows under B.

Accounts Receivable

The increase in amounts receivable pertains to a receivable from Golden Band for post sale mine lease liabilities (which is essentially an offset to CDG's lease liability).

Due From Related Parties

The amounts due from related parties pertains to administrative costs charged to companies related by virtue of certain common officers and directors.  The increase from 2002 to 2003 was due to a building receivable from Tyler Resources Inc.  Subsequent to year-end, all related party receivables, including those due from Tyler were received.

Prepaids

The comparative 2002 period was significantly higher due to the presence of prepaid leases re. Jolu and Komis. (Note that there was a payable for the full year's lease and the prepaid portion was set up.)  Given the sale of Jolu and Komis there were no such prepaids at September 30, 2003.

Demand Notes Receivable

The notes are due from Tyler Resources Inc.; the terms are described in note 3 to the financial statements.  The full amount was repaid subsequent to year-end.

Investments

Investments are described in detail in note 4 to the financial statements.  During the year Aloak and Jolu Development Corp., as well as Northern Abitibi shares were written-down to fair value. (Discussed under "operations" above.)

Reclamation Deposit

The reclamation deposit on the books at September 30, 2003 pertains to the Komis road and outstanding Komis issues.  The remainder of the deposit was transferred to Jolu Development Corp. with the sale of the Jolu Mill.

Mineral Properties

The Golden Band Acquisition agreement closed November 7, 2002.  The sale was reflected at the September 30, 2002 year-end resulting in the disclosure of the disposition of the Saskatchewan properties and the recording of the Golden Band shares as at that date.  The only mineral properties remaining on the books at September 30, 2003 is the Mexican property of Bahuerachi.  Bahuerachi was written-down to $800,000 in fiscal 2003 to reflect the agreed-upon value per the letter of intent regarding the sale of the property to Tyler entered into subsequent to year-end.

Fiscal year ended September 30, 2002 compared to 2001

Revenue

Consolidated revenues decreased $38,000.  The decrease is due to lower interest revenue from smaller available cash balances.

Corporate Expenses

General and administrative expenses

The more significant contributors to the $48,000 decrease in general and administrative expenses from 2001 to 2002 are as follows:

1)

write-off of over-accrual relating to prior year's Ghana operating expenses-decrease $69,000

2)

no US lawsuit costs in 2002 versus $32,000 in 2001, the year of settlement-decrease $32,000

3)

office lease costs declined due to move to new premises and more favorable sharing arrangement-decrease $11,000

4)

legal fees re. Procon lawsuit (see note 13 to financial statements) and lawsuit re: ownership dispute for mineral property, (contingent asset - unknown amount and probability of recovery; the property was written-off in a prior year) - increase $56,000

5)

reporting to shareholder/transfer agent fees have increased due to the US lawsuit settlement creating an additional 1,500,000 shares and 3,000,000 share purchase warrants; a large number of individually identified shareholders resulted in increased administrative costs, including transfer agent fees, mailing and printing costs - increase $15,000

Other Income and Expenses

The equity in losses of investees is comprised of the Company's share of Manson Creek's and Northern Abitibi's net losses for the years. The large decrease in the loss is primarily due to the absence of significant mineral property write-downs in the investees' fiscal 2002 financial statements, while the Company's share of the investees' mineral property write-downs in fiscal 2001 was $637,000.

The significant gain on disposal of investments in fiscal 2001 related to the sale of Hixon Gold Resources Inc. shares and Tyler Resources Inc. shares. The Company sold virtually all of its Hixon shares when Hixon was the subject of a reverse takeover. Sales of this magnitude would be considered non-recurring.

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

The Company is continuing to reduce discretionary expenses where possible.  However, until we can increase our revenues to cover our corporate expenses, we can expect to continue to recognize operating losses and negative cash flows.

Inflation and Foreign Currency

The impact of inflation and foreign currency fluctuations on the Company is not material. The Company does not currently have assets or liabilities denominated in foreign currencies.

The Company does not engage in currency borrowing or hedging.

B.

LIQUIDITY AND CAPITAL RESOURCES

	September 30,
	2003	2002	2001
Cash and cash equivalents	$238,467	$24,334	$324,459
Working capital (deficiency)	$77,761	$(259,766)	$132,295

Operating Cash Flow

In 2003, 2002 and 2001, operating activities reduced cash resources as corporate expenses exceeded revenues. The Company continued to take steps to decrease administrative costs in fiscal 2003. In 2001, the Company received $241,500 pertaining to unexpended funds advanced to the administrator of the U.S. lawsuit.

Liquidity Provided from Financing Activities

During fiscal 2003, the Company received $550,000 cash pursuant to convertible debenture financing and expended $17,000 on interest paid to the debenture holders.  There were no significant costs associated with the financing.

No cash was generated by financing activities during the 2002 and 2001 fiscal years.

Liquidity Provided by (Used in) Investing Activities

Expenditures on mineral properties aggregated $77,000 in 2003, $39,000 in 2002 and $43,000 in 2001.  All of the exploration property additions in 2003 and the bulk of the exploration property additions in fiscal 2001 were incurred on the Company's Mexican properties; primarily Bahuerachi.  The cash expenditures relating to exploration properties in fiscal 2002 pertained to the Company's one-half share of costs to terminate a property acquisition agreement for the Don David property in Mexico.

The Company advanced $25,000 to Tyler Resources Inc., (Tyler), by way of notes receivable during fiscal 2003.  The full amount owing, including accrued interest, was repaid subsequent to year end.  See "Item 7:  Major Shareholders and Related Party Transactions - B. Related Party Transactions."

In fiscal 2003 the Company sold mineral properties, previously written-off in the books, for $7,500 and shares in Aloak for $1,200.

The Company sold Tyler shares in the open market during the 2002 fiscal year for $39,000 and reacquired Tyler shares through a private placement for $31,000.

In fiscal 2001 the Company received $130,000 upon the release of a portion of its reclamation deposit with the Saskatchewan Government. Further, $633,000 was realized on the sale of investments. Of these proceeds, $599,000 was used to acquire portfolio investments offered through private placements by Aloak Corp. and Tyler Resources Inc.

Working Capital

The $550,000 convertible debenture financings and the sale of the Jolu Mill and related liabilities have significantly improved the Company's working capital position.  Further, the sale of investments subsequent to year end provided $218,000 of additional cash for the Company.  The working capital position of the Company had improved to $261,000 at December 31, 2003.  The Company plans to sell other investments as price and demand allow.  Further the Company is attempting to negotiate to reduce lease liabilities applicable to periods prior to the sale of the Saskatchewan properties to which they relate.

The Company will be required to secure debt or equity financing or sell investments in order to have sufficient working capital to fund operations for one year.

The extent to which the Company can continue to meet obligations as they come due is dependent upon, the Company's ability to secure additional financing and profitably sell investments.

The Company's ability to secure additional financing will be dependent upon investor's, perceptions about:

1)

the value of the companies in which the Company invests; and

2)

the value of the investees' exploratory mineral properties which is premised on the perceived potential for economically feasible minable reserves and current and expected base and precious metal prices.

There were no borrowings at the end of 2002 or 2001.  At September 30, 2003, the Company owed $550,000 to convertible debenture holders (see Note 8 to financial statements and "Item 4.  Information on the Company - A. History and Development - 4.  Significant changes or events - c) Year ended September 30, 2003 - Convertible Debenture Financings"). The convertible debentures bear interest at 6% per annum, payable semi-annually on March 31 and September 30 and are secured by a floating charge over substantially all of the assets of the Company.  In addition, the debentures are convertible into units comprised of one common share and one share purchase warrant at $0.10 per unit until December 17, 2004 and $0.11 per unit from December 18, 2004 to December 17, 2005.

The Company maintains its cash in Canadian currency and invests excess cash in brokerage accounts as required.

The Company does not utilize any financial instruments for hedging purposes.

There are no material commitments for capital expenditures as of September 30, 2003 nor as of December 31, 2003.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The company expended the following on mineral exploration activities during the last three fiscal years:

1

$132,691

1

$1,000

1

$42,539

D.  TREND INFORMATION

Fiscal 2003 was a transitional year for the Company as it moved towards being exclusively an investment company.  The Company sold its Jolu Mill during the year, leaving its Mexican mineral exploration claims and a reclamation deposit as the final exploration assets left on the books at September 30, 2003.  The Company's interest in the mineral claims was sold effective January 29, 2004.  The reclamation deposit along with the offsetting liability will remain on the Company's books until outstanding reclamation is completed in Saskatchewan.  With the exception of this reclamation asset, by February 1, 2004, the Company no longer has mineral exploration assets on its books.

The Company wrote-off $19,000 of mineral property costs during the first quarter of fiscal 2004.   Thereafter there should not be any write-downs of this nature, as the last remaining mineral property was sold in January, 2004.  Further, there will be no future gains/losses on the sale of mineral exploration properties, plant or equipment. Future recurring operating items will relate to the ongoing general and administrative expenses, debenture interest, and investment-related income/loss items - equity in earnings (loss) of investees, gain (loss) on sale of investments and write-down of investments, as applicable.

E.  OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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

Item 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT (see table below)

B.

COMPENSATION (see table below)

Name, Age and Present Position with the Corporation	Professional Degrees and Present Principal Occupation and Previous Business Experience	Period as Senior Management or Director	Shares Owned (2)(6)	Annual Compensation
James Devonshire (5) Director, Chief Executive Officer and President Age 56

C.A. - Institute of Chartered Accountants (Alberta) - 1974; M.A. Political Science - University of Waterloo - 1971 and B.A. Political Science and Economics - University of Calgary - 1970.

Self-employed Chartered Accountant and Management Consultant.  Director and President of Manson Creek Resources Ltd. and Northern Abitibi Mining Corp.; Chairman, CEO and Director of Tyler Resources Inc.

		Since March 30, 1990	1,943,500 or 6.5% of total issued and outstanding	$34,000 (3)
Gregory H. Smith (1) Director and Chief Financial Officer Age 56	C.A. - Institute of Chartered Accountants (Alberta) - 1975 and B.Com. - University of Calgary - 1970. Chartered Accountant and partner with Smith Cageorge Perry, Chartered Accountants, Calgary. President of Alberta-Pacific Management Ltd., Director of Armistice Resources Ltd. and Tyler Resources Inc., Director and Chief Financial Officer of Aloak Corp., Secretary/Treasurer of Yorkland Group - management of private companies.	Since March 27, 1997	2,541,216 or 8.9% of total issued and outstanding	$500
Robert G. Ingram (1)(5) Director Age 60	C.A. - Institute of Chartered Accountants (Alberta) - 1967 And B.Com. - University of Alberta - 1965. Self-employed Chartered Accountant. Director and President of Southesk Energy Ltd., Director and President of Uncas Production Corporation and Director and President of First Yellowhead Equities Inc., Director of Golden Band Resources Inc.	Since September 24, 1981	7,596,000 or 21.4% of the total issued and outstanding	$500
Calvin Fairburn (1) Director Age 70	BSAM-Advanced Management 1972; P.Eng.-APPEGA 1960 and B.Sc. Eng. University of Saskatchewan - 1957. Self-employed Professional Engineer. Over 45 years experience in the Petroleum and Natural Gas and Agriculture/ Farming Industries. Director of Buffalo Oil Company Limited from 1993-1998.	Since March 6, 2003	361,200 or 1.3% of the total issued and outstanding	$500
David Sanders(5) Director Age 61	F.C.S.I.-Fellowship of Securities Institution - 1977 and B.Com. - University of Alberta - 1970. Investment Advisor, Director, Officer and Principal of Sanders Wealth Management Group Ltd. (formerly Sanders and Beckingham Securities Limited); Director of Floron Food Services Ltd., Steeplejack Industrial Group Inc. and Southesk Energy Ltd.	Since March 6, 2003	1,350,000 or 4.6% of the total issued and outstanding	$500
Barbara O'Neill Secretary Age 37	Secretary of the Company, and Tyler Resources Inc., Manson Creek Resources Ltd. and Northern Abitibi Mining Corp.	Since June 28, 1993	125,000 or 0.4%	$48,000

Notes:

(1)

Messrs. Smith, Ingram and Fairburn constituted the Audit Committee of the Company during fiscal 2003.  The Company does not have an Executive Committee.  Mr. Smith was subsequently replaced by Mr. Sanders.

(2)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of January 9, 2004.

(3)

This amount was paid to a corporation in which the officer is a shareholder, for consulting services provided at customary professional rates.  See "Related Party Transactions" below.

(4)

Options and Warrants held by Directors outstanding as at February 15, 2004:

Option Holder	Number of Common Shares	Exercise Price	Expiry Date
James Devonshire	100,000 450,000	$0.25 $0.11	November 9, 2004 June 4, 2007
Gregory H. Smith	100,000 375,000	$0.25 $0.11	November 9, 2004 June 4, 2007
Calvin Fairburn	300,000	$0.11	June 4, 2007
David Sanders	300,000	$0.11	June 4, 2007
Robert G. Ingram Barbara O'Neill	100,000 300,000 50,000 75,000	$0.25 $0.11 $0.25 $0.11	November 9, 2004 June 4, 2007 November 9, 2004 June 4, 2007

Options granted in 2003 consisted of Mr. Fairburn's and Mr. Sander's options, 600,000 in total, granted at $0.11 per share, expiring June 4, 2007.

(2)

Mr. Devonshire has control or direction over a corporation which holds convertible debentures in the amount of $50,000. Mr. Ingram holds convertible debentures in the amount of $50,000. Mr. Sanders holds convertible debentures in the amount of $50,000. Mr. Ingram has control or direction over corporations that hold convertible debentures in the amount of $300,000.  See "Item 4:  Information on the Company - A. History and Development - 4.  Significant changes or events - b) Year ended September 30, 2003 - Convertible Debenture Financings".

(3)

Where persons listed on this table have the right to obtain additional shares of common stock within 60 days from March 17, 2004, through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 28,154,081 shares of common stock outstanding as of March 17, 2004.

No officers or directors, or persons or entities affiliated or controlled by officers or directors of the Company hold warrants as at March 17, 2004.

As of September 30, 2003, the Company does not have any plans that require the Company to contribute to, or to provide pension, retirement or similar benefits to directors and officers.

All of the Company's shareholders, including officers and directors if they own shares, have the same voting rights.

A.

BOARD PRACTICES

All directors hold office until the next annual meeting of the shareholders of the Company and until their successors have been elected and qualified. Officers of the Company serve at the discretion of the Board of Directors. See the table under Item 6 B for term of office and audit committee information.

The Company's Audit committee must be comprised of at least three directors, all of whom must be outside directors who are not employees or members of management of the Company or any of its associates or affiliates.   The board of directors of the Company, after each annual shareholders meeting must appoint or re-appoint an audit committee.  As of the date of this annual report, the members of the audit committee were Messrs. Ingram, Sanders and Fairburn.

The audit committee must review the annual and interim financial statements of the Company before they are approved by the board of directors of the Company.  The board of directors of the Company must review, and if considered appropriate, approve the annual and interim financial statements of the Company before presentation to the shareholders of the Company.

The Company does not have a remuneration committee.

To the best of the Company's knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company's officers or directors was selected as an officer or director of the Company.

There are no family arrangements between any director or officer of the Company and any other director or officer of the Company.

There are no director's service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

D.

EMPLOYEES

The Company currently employs, and throughout fiscal 2003, 2002 and 2001 employed two persons on a full-time basis. None of the Company's employees are represented by a labor union.  Corporations in which certain of the Company's officers or directors are shareholders have provided geological and exploration services and direct administrative services at usual professional rates.

The Company utilized the services of four contractors during fiscal 2003.

E.         SHARE OWNERSHIP

Directors' and Officers' Options

See table under Item 6B.

Employee/Officers Stock Options

The Company has adopted a 1998 Stock Option plan, pursuant to which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of the shares around the grant date or greater amount determined by the directors.

Pursuant to the 1998 Stock Option plan of the Company, employees/consultants, and officers have been granted options. The following are outstanding as at January 9, 2004, (exclusive of directors' and officers' options summarized above):

Number of Common Shares	Exercise Price CDN $	Expiry Date
125,000	$0.25 (1)	Nov. 9/2004
175,000	$0.11	June 4/2007
300,000	Total

(1)

Effective November 10, 1999 the exercise price was amended to $0.25 from $0.86.

Item 7:

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

1.

To the knowledge of the directors and senior officers of the Company, as of January 9, 2004, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over 5% or more of the votes attached to all outstanding shares of the Corporation which have the right to vote in all circumstances, except as follows:

As at January 9, 2004
Shareholder	Number of Common Shares	% interest (1)
Gregory H. Smith	2,541,216	8.9%
James Devonshire	1,943,500	6.5%
Robert Ingram	7,596,000	21.4%
David Sanders	1,350,000	4.6%

(1)

Where persons listed on this table have the right to obtain additional shares of common stock within 60 days from March 17, 2004, through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 28,154,081 shares of common stock outstanding as of March 17, 2004.

All of the Company's major shareholders have equal voting rights.

2.

As of January 9, 2004, according to records of the Company's transfer agent, the Company had 1,153 registered holders of its common shares, 261 of whom were residents of the United States. The total shareholdings of such United States resident shareholders as at January 9, 2004 were 6,599,018 common shares, representing 23% of the total issued and outstanding capital of the Company. These do not include an indeterminable number of persons who hold their shares in 'street name' through broker-dealers or other beneficial holders.

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

5.

The following significant changes occurred in the percentage share ownership of the major shareholders during the past three years:

Mr. Devonshire:  In 2002 Mr. Devonshire beneficially owned 2.8% of the Company's common shares.  Mr. Devonshire's interest increased to 6.5% in 2003 due to the inclusion of 500,000 shares that could potentially be issued pursuant to the conversion of debentures into common shares and warrants to purchase common shares, which are further assumed to be converted into 500,000 common shares.

Mr. Ingram:  In 2002 Mr. Ingram beneficially owned 2.1% of the Company's common shares.  Mr. Ingram's interest increased to 21.4% in 2003 due to the inclusion of 3,500,000 shares that could potentially be issued pursuant to the conversion of debentures into common shares and warrants to purchase common shares, which are further assumed to be converted into 3,500,000 common shares.

Mr. Sanders:  In 2002 Mr. Sanders beneficially owned 0% of the Company's common shares.  Mr. Sander's interest increased to 4.6% in 2003 due to the inclusion of 500,000 shares that could potentially be issued pursuant to the conversion of debentures into common shares and warrants to purchase common shares, which are further assumed to be converted into 500,000 common shares.

6.

None of the Company's shareholders have different voting rights.

B.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the years ended September 30, 2003, 2002 and 2001 and the period from September 1, 2003 to March 17, 2004, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

For purposes of this section, an "associate" is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company.  "Significant influence" over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies.  Shareholders (including the Company) beneficially owning a 10% interest in the voting power of a company are presumed to have a significant influence on the company.  This section also includes transactions between the Company and any enterprises that has a member of key management in common with the Company.

All related party transactions and loans, in accordance with the preceding discussion, during the last three fiscal years are as follows:

1.

The sale of the Company's Bahuerachi mineral property interests to Tyler Resources Inc., a company related by virtue of certain common officers and directors is described in detail in "Item 4.  Information on the Company - A. Significant Changes or Events - a) Subsequent to September 30, 2003 - Bahuerachi Sale".  Mr. Devonshire, Mr. Smith and Ms. O'Neill, who are officers and/or directors of the Company are also officers and/or directors of Tyler.

2.

The Company subleases office space from Manson, a company related by virtue of certain officers and directors.  Mr. Devonshire and Ms. O'Neill, who are officers and/or directors of the Company are also officers and/or directors of Manson.  The annual base lease charges are $12,150 until December 31, 2006.  The Company is responsible for its share of lease operating costs which vary from year-to-year but aggregated approximately $9,000 in fiscal 2003.  See "Item 4: Information on the Company - D. Property, Plants and Equipment."

3.

During the year ended September 30, 2003 the Company closed two debenture financings aggregating $550,000.  See "Item 4:  Information on the Company - A. History and Development - 4.  Significant changes or events - c) Year ended September 30, 2003 - Convertible Debenture Financings".  Directors, or companies over which they have control or direction, subscribed to $450,000 of the debentures.  Mr. Devonshire has control or direction over a corporation which holds convertible debentures in the amount of $50,000. Mr. Ingram holds convertible debentures in the amount of $50,000. Mr. Sanders holds convertible debentures in the amount of $50,000. Mr. Ingram has control or direction over corporations that hold convertible debentures in the amount of $300,000.

4.

Effective February 18, 2003, the Jolu Mill and equipment were sold to Jolu Development Corp. ("JDC"), a new corporation whose sole shareholder immediately prior to the transaction was Golden Band Resources Inc. ("Golden Band"), a publicly listed Company.  See "Item 4: Information on the Company - A. Significant Changes or Events - d) Year ended September 30, 2003 - Sale of Jolu Mill."  At the time of the transaction the Company owned 32% of Golden Band and James Devonshire, one of the Company's directors, was also a director of Golden Band.  Mr. Devonshire resigned as a director of Golden Band on January 26, 2004 and Robert Ingram replaced him on the board.

In consideration for the sale of the mill and equipment, JDC has agreed to assume the liabilities associated with the mill, past, present and future, issue shares in its capital stock valued at $350,000 and assign a royalty to the company based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total.  The mill had previously been written-off in the Company's books and the equipment had a net book value of $8,400.  The value of the current liabilities net of any offsetting current assets that was assumed by JDC is $211,000.  In addition JDC will assume $330,000 of the total site restoration liability that was estimated on the Company's books, and $329,000 of the reclamation deposit will be transferred to JDC.

Subsequent to year-end, pursuant to a shareholders agreement with Golden Band, the Company gave notice to Golden Band that it must acquire all of the Company's shares in JDC in exchange for 1,166,667 common shares of Golden Band.

5.

In connection with the sale of the Jolu Mill to JDC as described above, the company entered into a shareholders' agreement with Golden Band, a company in which the Company holds greater than a 10% interest, and with which they share one common director (Robert Ingram).  The shareholders' agreement outlines, among other things, the composition of the board of directors, the details of the shareholders' relationships, the definition of control, (the Company is not, by definition, a controlling shareholder), and indicates the method by which the Company may demand that its shares in JDC be purchased by Golden Band in exchange for Golden Band shares.  See above.

6.

During the year ended September 30, 2002, the Company entered into an agreement to sell its mineral holdings within the La Ronge Gold Belt, Saskatchewan, to Golden Band.  See "Item 4: Information on the Company - A. Significant Changes or Events - f) Year ended September 30, 2002 - Sale of Saskatchewan exploration property portfolio." The proceeds of the sale were comprised of 11,569,202 shares of Golden Band and share purchase warrants to acquire a further 2,892,202 common shares of Golden Band at a price of $0.15 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year.  The value assigned to the proceeds was $1,048,292, based on the average trading price of the Golden Band shares during a reasonable period before and after the announcement of the transaction.  The mineral properties that were the subject of this agreement were carried on the Company's books at September 30, 2001 at $1,048,292, as they were written-down at that time to approximate the value of the transaction that was not yet finalized at that date.  (For U.S. accounting purposes, the related property costs were written-off in the years incurred, therefore the vended property had a carrying value of $NIL when the sale occurred.)  There was no relationship between Golden Band and the Company prior to this transaction.  The shares received pursuant to the transaction resulted in the Company having a significant investment in Golden Band.

Subsequent to the year-end the Company exercised 2,300,000 warrants at $0.15 per share and subsequently sold all of these shares at $0.22 per share.

The sale agreement closed subsequent to September 30, 2002 when final regulatory approval was received.  The transaction was recorded at the Company's 2002 year-end resulting in the elimination of the Saskatchewan properties and the recording of the investment in Golden Band.  For US GAAP purposes, the transaction is recorded in fiscal 2003 and results in recording the investment in Golden Band of $2,777,000 and a gain on sale of mineral properties of $2,777,000.

7.

CDG owned a 36% interest in Hixon Gold Resources Inc. at September 30, 2000.  See "Item 4: Information on the Company - A. Significant Changes or Events - h) Year ended September 30, 2001 - Hixon Gold Resources Inc. reverse take-over."  In February 2001, Hixon purchased all of the issued and outstanding common shares of Aloak Corp. for an aggregate purchase price of $3,500,000.  Hixon paid the purchase price by issuing 35,000,000 common shares of Hixon at a deemed price of $0.10 per share.  CDG had no prior affiliation with Aloak Corp.  Gregory Smith a director of the Company was a director of Aloak.

Concurrent with the closing of the reverse take-over, CDG purchased 5,300,000 units of Hixon at an ascribed price of $0.10 per unit for aggregate gross proceeds to Hixon of $530,000.  Each unit consisted of one Hixon common shares and one warrant ("Warrant").  The Warrants expired without exercise February 19, 2003.   Concurrent with the closing of this private placement the Company sold its present holdings of 5,300,000 Hixon common shares to subscribers resident in the provinces of Alberta, British Columbia and Ontario through a cross of shares on the facilities of the Exchange.

After completion of the aforementioned transactions Hixon's name was changed to Aloak Corp.  At September 30, 2003 CDG's interest in Aloak corp. was approximately 9%.  CDG does not control the operations of Aloak Corp (formerly known as Hixon), which is now under the control of persons not related to CDG, however CDG and Aloak have officers and a director in common (Gregory Smith (officer and director) and Barbara O'Neill (officers).

8.

During fiscal 2003, the Company advanced $24,991 to Tyler Resources Inc., a company related by virtue of certain common officers and directors, and one in which subsequent to year-end the Company acquired a significant interest, (see 1 above).  Mr. Devonshire, Mr. Smith and Ms. O'Neill, who are officers and/or directors of the Company are also officers and/or directors of Tyler.  The interest rates on the advances were 10% per annum (on an advance of $13,580) and 12% per annum (on an advance of $11,411).  The advances, along with accrued interest, were repaid in full subsequent to year-end.

9.

The Company paid the President's company for his consulting services during the years noted at an hourly rate of $105.  Total amounts paid in the past three fiscal years, (rounded to the nearest $1,000), were:  2003 - $34,000, 2002- $20,000, 2001 - $15,000.

10.

The Company paid the company of the Vice-President Exploration, Jean Pierre Jutras, who resigned on March 5, 2003, for his consulting services during the years noted at a daily rate of $400.  Total amounts paid in the past three fiscal years, (rounded to the nearest $1,000), were:  2003 - $ nil, 2002 - $ 13,000, 2001 - $8,000.

11.

The Company employs two individuals whose services are also used by companies related by virtue of certain common officers and directors.  Further the Company pays certain administrative costs applicable to all of these companies.  The Company then bills the related companies for their share of the salaries and administrative costs, including a 10% mark-up to compensate for the administrative costs associated with rebilling.  The amounts charged to these companies in the past three fiscal years, (rounded to nearest $1,000), were as follows:  2003 - $62,000, 2002 - $88,000, 2001 - $82,000.

12.

During the three preceding fiscal years the Company was charged for its share of joint venture mineral property expenditures by the operator of the joint venture, Tyler Resources Inc., a company related by virtue of certain common officers and directors (James Devonshire, Gregory Smith and Barbara O'Neill).  A 10% overhead fee is added to certain of the amounts billed, a practice that is common in the industry, the rate of which is the same as most non-related joint ventures in which the Company has participated.  The amounts charged in the preceding three fiscal years, including the related overhead fees, (rounded to the nearest $1,000), were as follows:  2003 -$133,000,  2002 - $ nil,  2001 - $33,000.

There were no loans made by the Company or any of its subsidiaries to, or for the benefit of, any of the persons noted above, with the exception of the advance to Tyler Resources Inc., described in 8 above.

Conflicts of Interest

See "Item 3:  Key Information - Risk Factors - Conflict of Interest".

The following table identifies, as of March 17, 2004, the name of each director of the Company and any public reporting company, for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service
James Devonshire	CDG Investments Inc. Manson Creek Resouce Inc. Tyler Resources Inc. Northern Abitibi Mining Corp.	President Director President Director CEO/Chairman Director President Director	Sept 2000 - Present March 1990 - Present August 2000 - Present March 1997 - Present December 2001- Present December 2000 - Present Sept. 2000 - Present January 2000 - Present
Gregory H. Smith	CDG Investments Inc. Armistice Resources Ltd. Aloak Corp.	Director CFO Director Director CFO	March 1997 - Present February 2001 - Present November 1987 - Present March 2003 - Present February 2001 - Present
Robert G. Ingram	CDG Investments Inc. Southesk Engergy Ltd. First Yellowhead Equities Santoy Resources Ltd. Golden Band Resources	Director Director/President Director/Treasurer Director Director	Sept. 1981 - Present July 1994 - Present June 1998 - Present March 1990 - Present Jan. 26 2004 - Present
David Sanders	CDG Investments Inc. Southesk Energy Ltd. Steeplejack Industrial Group	Director Director Director	March 2003 - Present August 1994 - Present June 1993 - Present
Calvin Fairburn	CDG Investments Inc.	Director	March 2003- Present

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8:

FINANCIAL INFORMATION

The financial statements are attached to and form part of this Annual Report. See Part IV, Item 17.  No significant change has occurred since the date of the annual financial statements included herein unless disclosed elsewhere in this document. (See sale of Bahuerachi Property - Note 16 financial statements and Item 4. Information on the Company - B. Business Overview."); and settlement of lawsuit - Legal Proceedings which immediately follows).

Legal Proceedings

Procon Mining and Tunnelling Ltd. filed a Statement of Claim against the Company, its 100% owned subsidiary, Waddy Lake Resources Inc., ("Waddy Lake"), and certain current and past directors and officers of the two companies seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid. The Statement of Claim was filed on December 14, 2000 in the Supreme Court of British Columbia.  The named defendants included Waddy Lake, CDG Investments Inc., Glen Harper, Larry Lahusen, Robert Lemmon, James Devonshire, Barbara O'Neill, Robert Ingram, Donald Busby and Peter Cole.  The suit was subsequently dropped against Messrs. Harper, Busby and Cole. The $1,154,133 is included in liabilities in the Consolidated Financial Statements.  The Company has reached a tenative settlement that will allow Procon Mining and Tunnelling Ltd. to use Waddy Lake's tax losses in exchange for dropping the lawsuit and will result in the Company receiving $800,000 over four years ($200,000 upon execution of the settlement agreement and $200,000 in each of June 2005, 2006 and 2007) as partial payment of debts owing the Company by Waddy.

This is a tentative settlement and the parties are drafting a settlement agreement; however, there are no assurances the settlement agreement will be executed.

Dividend Policy

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future.  Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

Item 9:

 OFFER AND LISTING

Offer and Listing Details

1 to 3 not applicable

4.

The following is the price history of the Company's stock on the OTC Bulletin Board (the "OTCBB") under the symbol GLDUF until April 29, 2002 and then CDGEF from April 30, 2002 to date and on the Toronto Stock Exchange for 1997 to 2000:

a)

for the five most recent full financial years the annual high and low market prices:

OTC Bulletin Board Year ended September 30,	2003 US$	2002 US$	2001 US$
High	$0.12	$0.10	$0.055
Low	$0.009	$0.005	$0.011

Toronto Stock Exchange Year ended September 30,	2003 Cdn$	2002 Cdn$	2001 Cdn$	2000 Cdn$	1999 Cdn$
High	- (1)	- (1)	- (1)	$0.235	$0.38
Low	- (1)	- (1)	- (1)	$0.04	$0.10

(1)

The Company did not trade on the Toronto Stock Exchange during fiscal 2002 or subsequent to February 21, 2001.

a)

for the two most recent full years, the high and low market prices for each full financial quarter.

	Sale Price
	CDGEF (formerly GLDUF)
Quarter Ended
Fiscal 2004	Low US$	High US$
December 31, 2003	$0.035	$0.17
March 31, 2004	$0.10	$0.17
Fiscal 2003	Low US$	High US$
December 31, 2002	$0.009	$0.009
March 31, 2003	$0.025	$0.07
June 30, 2003	$0.03	$0.07
September 30, 2003	$0.02	$0.06
Fiscal 2002	Low US$	High US$
December 31, 2001	$0.011	$0.025
March 31, 2002	$0.01	$0.03
June 30, 2002	$0.005	$0.10
September 30, 2002	$0.01	$0.05

b)

for the most recent six months the high and low market prices for CDGEF each month:

Month Ended	Low US$	High US$
October, 2003	$0.035	$0.06
November, 2003	$0.035	$0.14
December, 2003	$0.10	$0.17
January, 2004	$0.10	$0.13
February, 2004	$0.09	$0.18
March, 2004	$0.10	$0.13

These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

The OTCBB is smaller and less liquid than the major securities markets in the United States. The trading volume of the Company's shares on the OTCBB has been volatile. Consequently, shareholders in the United States may not be able to sell their shares at the time and at the price they desire.

The trading of the Company's shares on the Toronto Stock Exchange was suspended February 21, 2001 and the Company was delisted effective February 21, 2002. The Company made an unsuccessful application for listing on the Canadian Venture Exchange in February 2001.

A.

PLAN OF DISTRIBUTION

Not applicable

B.

MARKETS

The Company's common shares were traded on the Toronto Stock Exchange in Canada but were delisted from the TSE on February 21, 2002.   The Company then applied for a listing on the Canadian Venture Exchange. The Company received notice on March 7, 2001 that the Canadian Venture Exchange had denied its listing application for failure to meet all of the minimum listing requirements.

The Company may apply for a listing on the CNQ-Canadian Trading and Quotation System Inc. exchange in Canada.  There are no assurances that the Company will apply for such a listing, or if the Company does apply for such a listing that such listing would be granted.  If the Company obtains such listing, the Company may terminate its registration with the Securities and Exchange Commission.  If the Company fails to remain current in its filings with the Securities and Exchange Commission, or if the Company decides to terminate its registration with the Securities and Exchange Commission, the Company would not qualify to be listed on the OTCBB and its shareholders may not be able to sell their shares in the United States.

The Company currently trades on the OTCBB under the symbol CDGEF.

C.

SELLING SHAREHOLDERS

Not applicable.

D.

DILUTION

Not applicable.

E.

EXPENSES OF THE ISSUE

Not applicable.

Item 10:  ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Not applicable.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

1.

Company's Objects and Purposes

The Company was incorporated under the Business Corporation Act (Alberta) on October 12, 1979 and was assigned corporate access number 20205811.  The Company prepares and makes its own corporate registry filings. with Alberta Registrar of Companies.

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

c)

Borrowing Powers

Without limiting the powers of the Company as set forth in the Act, the board may from time to time cause the Company to:

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

4.

In order to change the rights of the holders of capital stock the Company would have to create another class of shares and have the holders exchange their shares for those of the other class.  The Company, is, however, only authorized to issue common shares at this time.  Conditions to change are not more significant than is required by law.  If the Company wishes to amend the Articles it must receive Shareholder approval and then file the amended Articles with Alberta Corporate Registry.

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

A notice of record date advising of the Company's annual general meeting and the date for which the determination of shareholders is to be fixed must be issued seven days in advance of the record date.  The notice of meeting, information circular, financial statements and proxy are to be mailed to the shareholders not less than 25 days prior to the meeting date.  A quorum for the transaction of business at a general meeting is two shareholders present in person or represented by proxy representing a minimum of 5% of the issued voting shares in the Company.

Only members who are registered holders of the Company's shares at the close of business on the record date (a date which is not more than 50 days, nor less than 35 days prior to the date of the meeting) who either attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the members upon the said question.

No business shall be transacted at a general meeting unless the quorum requisite shall be present at the commencement of the meeting.

1.

There are no known limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights except that, in accordance with the Business Corporations Act of Alberta, the Company is prohibited from holding shares in itself and subsidiaries are also prohibited from acquiring shares of the Company and except as provided in the Investment Canada Act, (the "Act").

Management of the Company considers that the following general summary fairly describes those material provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment of a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity. If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the Act:

(1)

an investment to establish a new Canadian business; and

(2)

an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

(1)

direct acquisitions of control of Canadian businesses with assets of $5 million or more unless the acquisition is being made by an American investor;

(2)

direct acquisitions of control of Canadian businesses with assets of $152,000,000 or more by an American investor;

(3)

indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor;

(4)

indirect acquisitions of control of Canadian businesses with assets of $152,000,000 or more by an American investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired;

(5)  indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities,  the control of which is being acquired, unless the acquisition is being made by an American investor in which case there is no review; and

(6)

an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non- Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or de jure voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less that one-third of the voting control of a Canadian corporation is acquired by an investor.

An American, as defined in the Act includes an individual who is an American national or a lawful, permanent resident of the United States, a government or government agency of the United States, an American-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither American-controlled or Canadian-controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The higher thresholds for Americans do not apply if the Canadian business engages in activities in certain sectors such as oil, natural gas, uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities. Given the nature of the Company's business and the size of its operations, management does not believe the Investment Canada Act would apply to an investment in the Company's shares by a U.S. investor.

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

9.

Except for the Company's quorum requirement discussed above, there are no significant differences that the Company is aware of,  in the law applicable to the Company in the areas outlined in 2 to 8 above in Canada versus the United States.  In most states in the United States, a quorum must consist of a majority of the shares entitled to vote.  Some states allow for a reduction of the quorum requirements to one-third of the shares entitled to vote.  Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations.

10.

The conditions imposed by the Memorandum and Articles of Association governing changes in capital are not more stringent than is required by law.

C.

MATERIAL CONTRACTS

There have been no material contracts entered into in the two immediately preceding years other than in the ordinary course of business with the exception of:

1)

Sale of Saskatchewan Property Portfolio to Golden Band, see Item 4(A)(4)(f)

2)

Sale of Jolu Mill to Jolu Development Corp., see Item 4(A)(4)(d)

3)

Sale of Bahuerachi property, see Item 4(A)(4)(a).

4)

Shareholders' agreement with Golden Band, dated February 18, 2003, see  Item 7(B)(5) and Item 4(A)(4)(d).

5)

Sublease agreement with Manson Creek dated October 26, 2001, see Item 7(B)(2) and Item 4(D).

6)

Convertible Debentures, see Item 7(B)(3) and Item 4(A)(4)(c).

7)

Consulting Contract with Mr. Devonshire's company, Kingslea Financial Corp., dated January 1, 2002. The agreement specifies that Kingslea shall be remunerated at $105 per hour for services that have been provided by Mr. Devonshire as Chief Executive officer of the Company.

A.

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

B.

TAXATION

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing  policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.  For purposes of the ITA, the Company is listed on a prescribed stock exchange.  Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)

the non-resident holder;

(b)

persons with whom the non-resident holder did not deal at arm's length; or

(c)

the non-resident holder and persons with whom the non-resident holder did not deal with at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's common stock should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of common stock of the Company.

U.S. Holders

As used herein, a "U.S. Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company's common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current U.S. law.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

F.

DIVIDENDS AND PAYING AGENTS

Not applicable.

G.

STATEMENT BY EXPERTS

Not applicable

H.

DOCUMENTS ON DISPLAY

Any documents referred to herein may be examined at the Company's offices at 500, 926-5th Avenue S.W., Calgary, Alberta, Canada.

I.

SUBSIDIARY INFORMATION

Not required - see financial statements

Item 11:  QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is not subject to material foreign currency rate risk, as all investments are in Canadian companies, in Canadian dollars and the Company does not have significant expenses denominated in foreign currencies, nor do its revenue sources originate in a currency other than the Canadian dollar.  Interest rate risk does not play a large role either, as interest income has been decreasing over the years and is not a significant part of operations.  The Company's debentures have a fixed interest rate.

The Company is subject to the risks that affect the market price of its investments and these are discussed under Risk Factors within this document.

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

The Company has reached a tentative settlement that will allow Procon Mining and Tunnelling Ltd. to use Waddy Lake's tax losses in exchange for dropping the lawsuit and Waddy Lake will make cash payments to the Company aggregating in the amount of $800,000 over four years ($200,000 upon execution of the settlement agreement and $200,000 in each of June 2005, 2006 and 2007) as partial payment of debts owed by Waddy to the company.  See "Item 8: Financial Information - Legal Proceedings."

This is a tentative settlement and the parties are drafting a settlement agreement; however, there are no assurances the settlement agreement will be executed.

The Company is in arrears on certain leases payable to the Saskatchewan Government, pertaining to the Komis mine, in the amount of approximately $143,000 including accrued interest.  This amount is reflected in the current liabilities in the Consolidated Financial Statements of the Company. The purchaser of the Komis property is in the process of negotiating a foregiveness or deferral of those amounts, but there are no assurances that a favourable outcome will result.

Item 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to the constituent instruments defining the rights of the holders of the Common shares.  The rights evidenced by the Common Shares have not been materially modified or qualified by the issuance or modification of any other class of securities or debt.

Item 15:  CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Devonshire, who is the Company's chief executive officer, and Mr. Smith, the Company's chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act") as of September 30, 2003.  Based upon that evaluation, Mr. Devonshire and Mr. Smith, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

Item 16:  RESERVED

Item 16A:  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Robert G. Ingram, CA, Chairman of our audit committee is the Company's audit committee expert.  Mr. Ingram is independent of management.

Item 16B:

CODE OF ETHICS

We have not yet adopted a code of ethics that applies to our  principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions, since we have been focusing our efforts on obtaining financing for the Company. We expect to adopt a code by the end of the current fiscal year.

Item 16C:

N/A

Item 16D:

N/A

Item 16E:

N/A

PART III

Item 17:  FINANCIAL STATEMENTS

See the Consolidated Financial Statements listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars.  Such financial statements contain a discussion of the material variations in the accounting principles, practices and methods used in preparing the financial statements from the principles, practices and methods generally accepted in the United States.  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see "Item 3: Key Information - A. Selected Financial Data - Exchange Rates."

Item 18

:  FINANCIAL STATEMENTS

(Inapplicable - see Item 17 "Financial Statements" above)

Item 19

:  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

FORM 20-F

REGISTRATION STATEMENT - CDG INVESTMENTS INC.

EXHIBIT INDEX

1.1

Consolidated Financial Statements for the year ended September 30, 2003 including the following:

i)

Auditors' Report

ii)

Consolidated Balance Sheets

iii)

Consolidated Statements of Operations

iv)

Consolidated Statements of Shareholders' Equity

v)

Consolidated Statements of Cash Flow

vi)

Notes to the Consolidated Financial Statements

CDG INVESTMENTS INC.

Consolidated Financial

  Statements

September 30, 2003

Contents

Page

Auditors' Report

1

Consolidated Balance Sheets

2

Consolidated Statements of Operations

3

Consolidated Statements of Shareholders' Equity

4

Consolidated Statements of Cash Flow

5

Notes to the Consolidated Financial Statements

6-17

Grant Thornton LLP

Chartered Accountants

Management Consultants

Canadian Member Firm of

Grant Thornton International

Report of Independent Auditor

To the Shareholders of

CDG Investments Inc.

We have audited the consolidated balance sheets of CDG Investments Inc. as at September 30, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended September 30, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2003 and 2002 and the consolidated results of its operations and cash flows for each of the years in the three year period ended September 30, 2003 in accordance with generally accepted accounting principles in Canada.

(Signed) "Grant Thornton LLP"

Calgary, Alberta, Canada

Grant Thornton LLP

December 16, 2003

Chartered Accountants

Suite 2800

500 - 4 Avenue S.W.

Calgary, Alberta

T2P 2V6

Tel:  (403) 260-2500

Fax: (403) 260-2571

CDG Investments Inc.

Consolidated Balance Sheets

(Expressed in Canadian $)

September 30	2003	2002
ASSETS
CURRENT
Cash and cash equivalents	$ 238,467	$ 24,334
Accounts receivable	25,727	10,532
Due from related parties Note 11	35,052	16,861
Prepaids and deposits	13,401	80,291
Demand notes receivable from related party Note 3	24,991	-

	337,638	132,018

INVESTMENTS Note 4	2,396,457	2,751,909
RECLAMATION DEPOSIT Note 5	45,500	374,000
EXPLORATION PROPERTIES Note 6	800,000	968,063
CAPITAL ASSETS Note 7	7,698	18,602

	$ 3,587,293	$ 4,244,592

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 200,618	$ 391,784
Due to related parties Note 11	59,259	-
	259,877	391,784
WADDY LAKE LIABILITY Note 13	1,154,133	1,154,133
RECLAMATION LIABILITY Note 5	46,000	330,000
CONVERTIBLE DEBENTURES Note 8	491,275	-

	1,951,285	1,875,917

SHAREHOLDERS' EQUITY
CAPITAL STOCK Note 9
Authorized Unlimited number of shares without nominal or par value
Issued 28,154,081 common shares (2002-28,154,081)	42,644,074	42,644,074
EQUITY COMPONENT CONVERTIBLE DEBENTURES Note 8	72,000	-
CONTRIBUTED SURPLUS	172,594	172,594
DEFICIT	(41,252,660)	(40,447,993)

	1,636,008	2,368,675

	$ 3,587,293	$ 4,244,592

CONTINGENT LIABILITY Note 13

"James Devonshire"

 "Gregory Smith"

James Devonshire

Gregory Smith

President/Director

/CEO                                                                           Chief Financial Officer/Director

See accompanying notes to the financial statements.

CDG Investments Inc.

Consolidated Statements of Operations

(Expressed in Canadian $)

Years Ended September 30	2003	2002	2001

REVENUE
Interest	$ 7,690	$ 6,896	$ 44,153
Recovery of indirect costs and other	13,446	16,772	17,306

	21,136	23,668	61,459

EXPENSES AND OTHER
General and administrative	303,682	403,337	451,221
Debenture interest	30,601	-	-
Amortization and depreciation	2,503	5,071	10,521
Equity in loss of investees	216,397	82,121	681,847
Write-down of investments	472,780	506,631	-
Loss (gain) on disposal of investments	15,073	(1,279)	(407,620)

	1,041,036	995,881	735,969

LOSS BEFORE THE FOLLOWING	(1,019,900)	(972,213)	(674,510)
Gain on sale of Jolu Mill	554,487	-	-
Site restoration provision	(46,000)	-	-
Abandonments and write-down of exploration properties	(300,754)	(1,000)	(5,307,153)
Gain on disposal of exploration properties	7,500	-	-

LOSS BEFORE INCOME TAXES	(804,667)	(973,213)	(5,981,663)
Current income taxes Note 12	-	(17,350)	(34,063)

NET LOSS	$ (804,667)	$ (990,563)	$ (6,015,726)

LOSS PER SHARE, basic and diluted	$ (0.03)	$ (0.04)	$ (0.21)

Weighted average number of shares outstanding
-basic and diluted	28,154,081	28,154,081	28,154,081

See accompanying notes to the financial statements.

CDG Investments Inc.

Consolidated Statements of Shareholders' Equity

(Expressed in Canadian $)

Years Ended September 30
	Common Shares		Contributed
	Number	Amount	Surplus	Deficit

Balance, September 30, 2000	28,154,081	47,596,074	172,594	(38,393,704)

Adoption of new accounting policy	-	(4,952,000)	-	4,952,000

Net Loss	-	-	-	(6,015,726)

Balance, September 30, 2001	28,154,081	42,644,074	172,594	(39,457,430)

Net Loss	-	-	-	(990,563)

Balance, September 30, 2002	28,154,081	42,644,074	172,594	(40,447,993)

Net Loss	-	-	-	(804,667)

Balance, September 30, 2003	28,154,081	$42,644,074	$172,594	$(41,252,660)

See accompanying notes to the financial statements.

CDG Investments Inc.

Consolidated Statements of Cash Flow

(Expressed in Canadian $)

Years Ended September 30	2003	2002	2001

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

OPERATING ACTIVITIES
Cash operating expenses	$ (246,558)	$ (292,620)	$ (409,434)
Interest and other income received	21,136	23,668	61,459
Receipt of unexpended advance	-	-	241,500

	(225,422)	(268,952)	(106,475)

INVESTING ACTIVITIES
Exploration property additions	(76,830)	(39,000)	(42,537)
Notes receivable	(24,991)	-	-
Purchase of assets	-	(30,000)	(598,850)
Other assets	-	(1,540)	2,674
Partial receipt of reclamation deposit	-	-	130,000
Proceeds on disposal of assets	8,702	39,367	632,621

	(93,119)	(31,173)	123,908

FINANCING ACTIVITIES
Debenture proceeds	550,000	-	-
Debenture interest paid	(17,326)	-	-
	532,674	-	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	214,133	(300,125)	17,433

CASH AND CASH EQUIVALENTS:

Beginning of year	24,334	324,459	307,026

End of year	$ 238,467	$ 24,334	$ 324,459

Supplemental Information:

1.

The Company did not expend cash on income taxes during the years ended September 30, 2003 and September 30, 2002, (2001 - $34,063).

2.

The Company sold the Jolu Mill and equipment during the year ended September 30, 2003 for non-cash consideration as described in note 10 to these financial statements.

3.

The Company sold mineral properties during the year ended September 30, 2002 in exchange for non-cash consideration valued at $1,048,292, (see Note 6).

4.

Cash interest payments are noted above.

See accompanying notes to the financial statements

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(Expressed in Canadian $)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Concurrent with the sale of the Company's Saskatchewan property portfolio, more completely described in note 6 to the financial statements, the Company shifted its focus from mineral exploration to that of an Investment Company, concentrating on the mineral exploration sector, however continued to maintain its interest in the Bahuerachi, Mexico mineral property.  Prior thereto, the Company had been engaged in the business of mineral exploration and development. Since inception, the efforts of the Company had been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received significant revenue from mining operations.  Subsequent to year end the Company sold its sole remaining mineral property (see Note 16).

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

The company has addressed its immediate working capital needs with the $550,000 debenture financing described in Note 8.  Further, subsequent to year-end the Company netted $218,000 from the sale of investments (see Note 4).  The Company is also attempting to negotiate to reduce certain lease liabilities pertaining to the Saskatchewan mineral properties that were sold.  However, there are no assurances that these can be reduced.

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

Cash and Cash Equivalents

Cash and cash equivalents includes bank and brokerage deposits, term deposits and treasury bills with maturities equal to or less than 90 days.

Exploration Properties

Costs capitalized

All costs relating to the exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production.  When an area of interest is abandoned, or management determines that there is a permanent and significant decline in value, the related accumulated costs are charged to operations.  The Company reviews the carrying values of mineral property interests on a quarterly basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property.  When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the other than temporary decline in value.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(Expressed in Canadian $)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exploration Properties (continued)

Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred.  The excess, if any, is credited to operations.  Option payments made by the Company are recorded as mineral property costs.  Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Capital Assets

Capital Assets are recorded at cost. Depreciation is provided on a declining balance basis at annual rates of 20% - 30%.

Flow-Through Common Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements, are renounced to investors in accordance with income tax legislation.  Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

Joint Interests

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.  Although the Company holds certain interests in mineral properties through joint venture agreements, none of its operations are carried on through joint venture entities.

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

Financial Instruments

The fair market value of cash and term deposits, accounts receivable and accounts payable and accrued liabilities approximate their carrying value as a result of the short-term nature of the instruments or the variable interest rate associated with the instrument.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

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

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(Expressed in Canadian $)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based Compensation

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees.  The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost.  The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.  Stock options to purchase 600,000 common shares at $0.11 per share to June 4, 2007 were granted during the year ended September 30, 2003.  The Black-Scholes Option Pricing Model was used to determine that there was no material value associated with the options granted during the period, using a risk-free interest rate of 3.2%, volatility of 319%, nil dividend yield and four year expected life.

3.

Demand Notes Receivable

2003

2002

Due from Tyler Resources Inc., bearing interest at 10% per annum *

$

13,580

$

-

Due from Tyler Resources Inc., bearing interest at 12% per annum*

11,411

-

$     24,991

$              -

*Related by virtue of certain common officers and directors.

The notes are secured by a floating charge over the assets of Tyler Resources Inc., ("Tyler"), and by a specific charge over the shares of the Mexican corporation through which Tyler holds its interest in the Mexican mineral properties.

4.

Investments

2003

2002

Portfolio investments:

Golden Band Resources Inc. (11,569,202 common shares;

   fair value - $2,430,000, 2002 - $2,545,000)(Note 6)

$

1,048,292

$

1,048,292

Aloak Corp. (5,300,000 common shares, 2002 -

   5,363,868; fair value - $79,000, 2002 - $107,000)

26,482

107,000

Tyler Resources Inc (880,952 common shares;

   fair value - $44,000, 2002 - $44,000)

44,000

44,000

Jolu Development Corp. (350,000 common shares;

   fair value - $245,000)(Note 10)

245,000

-

1,363,774

1,199,292

Equity-accounted investments:

Manson Creek Resources Ltd. (4,899,048 common shares,

   2002 - 5,099,048; fair value $294,000,2002 - $255,000)

233,683

386,858

Northern Abitibi Mining Corp. (7,995,426 common shares;

   fair value - $799,000, 2002 - $480,000)

799,000

1,165,759

$

2,396,457

$

2,751,909

Fair values above are based on market quotes and may not represent actual proceeds should these investments be sold.  The investments in Manson Creek and Northern Abitibi represent 32% and 29% of the total issued and outstanding shares of the respective companies.

At September 30, 2003, 6,941,521 of the Golden Band Resources Inc. ("Golden Band"), shares were held in escrow.  On November 7, 2003, 1,156,920 were released from escrow.  A further 1,156,920 will be released January 1, 2004 and the final 4,627,681 on March 7, 2004.

Subsequent to year-end the Company exercised 2,300,000 warrants of Golden Band at $0.15 per share, for $345,000 in aggregate.  These shares were then sold for $506,000 for net procees of $161,000.  Further, subsequent to year-end, the Company sold 250,000 Golden Band shares for proceeds of $57,000.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(Expressed in Canadian $)

5.

Reclamation Deposit

The reclamation deposit at September 30, 2003 pertains to outstanding Komis mine issues primarily relating to the road leading to the mine.  The deposit on the books at September 30, 2002 related to the Jolu Mill as well as Komis.  The deposit relating to the Jolu Mill, along with the restoration liability, was included in the transfer of the Mill and related assets to Jolu Development Corp. as described more fully in note 10.

The Company has estimated outstanding reclamation costs regarding Komis to approximate $46,000 at September 30, 2003.  Once reclamation has been satisfactorily completed the funds in the deposit will be available to the Company.

6.

Exploration Properties

2003

       2002

Mineral Claims

Balance, beginning of year

$

139,426

$

238,340

Dispositions

     -

(98,914)

Costs incurred

32,873

-

Balance, end of year

$

172,299

$

139,426

Exploration and Development Expenditures

Balance, beginning of year

$

828,637

$

1,778,015

Dispositions

      -

(949,378)

Costs incurred

99,818

-

Abandonments and write-downs (Note 16)

(300,754)

-

Balance end of year

$

627,701

$

828,637

Total

$

            800,000

$

            968,063

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

The sale agreement closed subsequent to September 30, 2002 when final regulatory approval was received. The transaction was recorded at the Company's 2002 year-end resulting in the elimination of the Saskatchewan properties and the recording of the investment in Golden Band (see Note 4).

7.

Capital Assets

2003

2002

Cost

$

 233,216

$      475,551

Accumulated depreciation

(225,518)

      (456,949)

Net book value

$       7,698

$

   18,602

8.

Convertible Debentures

During the year ended September 30, 2003 the Company closed two debenture financings aggregating $550,000.  Directors, or companies over which they have control or direction, subscribed to $450,000 of the debentures.  The debentures bear interest at 6% per annum, payable semi-annually on March 31 and September 30, are due December 17, 2005 and are secured by a floating charge over substantially all of the assets of the Company.  The debentures are convertible into units comprised of one common share and one share purchase warrant, at $0.10 per unit until December 18, 2004 and $0.11 per unit during the year ended December 17, 2005.  The warrants expire two years after conversion of the debenture and may be exercised to purchase one common share at prices ranging from $0.10 per share to $0.14 per share depending on the year of exercise.  The debentures are redeemable by the Company after December 17, 2003 provided that stock volumes and price meet specified levels and the stock continues to be listed on a recognized exchange.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(Expressed in Canadian $)

8.

Convertible Debentures (continued)

Without the written consent of the debenture holders, the Company may not advance monies by way of a loan to any company or conduct exploration activities of any nature, except for its commitment to fund exploration costs relating to the 2003 program on the Bahuerachi property in Mexico.

	2003	2002
Principal amount	$550,000	$ -
Less equity component	(72,000)	-
	478,000	-
Add accreted interest	13,275	-
Liability component	$491,275	$ -

The debentures have been segregated into the respective fair values of their debt and equity components on the date of issuance.  Over the term of the debentures, the debt components are accreted to the face value of the debentures by recording additional interest expense.

9.

Capital Stock

Options and Warrants

i)

Stock Options

Number of Shares

Expiry Date

2003

2002

Price

March 5, 2003

-

200,000

$

0.86

March 5, 2003

-

135,800

$

  0.25

November 9, 2004

475,000

575,000

$

  0.25

June 4, 2007

1,975,000

1,675,000

$       0.11

2,450,000

2,585,800

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of the shares around the grant date or greater amount determined by the directors.

ii)

Stock Option Transactions

Number

Weighted-average

of Options

Exercise Price

As at September 30, 2001

 1,665,800

$  4.57

Cancelled/Expired

   (755,000)

$  9.62

Granted

 1,675,000

$  0.11

As at September 30, 2002

 2,585,800

$  0.21

Expired

   (735,800)

$  0.35

Granted

    600,000

$  0.11

As at September 30, 2003

 2,450,000

$  0.14

iii)

Warrants

At September 30, 2003 and September 30, 2002, 3,000,000 share purchase warrants were outstanding exercisable at a price of $0.65 per share to March 14, 2006.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(Expressed in Canadian $)

10.

Sale of Jolu Mill

Effective February 18, 2003 the Jolu Mill and equipment were sold to Jolu Development Corp. ("JDC"), a new corporation whose sole shareholder immediately prior to the transaction was Golden Band Resources Inc. ("Golden Band").  In consideration for the sale of the mill and equipment, JDC has agreed to assume the liabilities associated with the mill, past, present and future, issue shares in its capital stock valued at $350,000 and assign a royalty to the Company based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total.  The mill had previously been written-off in the Company's books and the equipment had a net book value of $8,400.  The value of the current liabilities net of any offsetting current assets that was assumed by JDC is $211,000.  In addition JDC will assume $330,000 of the total site restoration liability that was estimated on the Company's books, and $329,000 of the reclamation deposit will be transferred to JDC.

Subsequent to year-end, pursuant to a shareholders agreement with Golden Band, the Company gave notice to Golden Band that it must acquire all of the Company's shares in JDC in exchange for 1,166,667 common shares of Golden Band.

11.

Related Party Transactions and Commitment

During the year a company, related by virtue of certain common officers and directors, charged $21,000, (2002 - $30,000, 2001- $39,000), for the Company's share of office base rent and operating costs.  Pursuant to a sublease agreement with the related company, the Company is committed to pay its share of lease operating costs and base lease expenses.  The committed base lease costs for the following years are $12,150 in each of 2004, 2005 and 2006 and $3,050 in 2007, the final year of the lease.  The Company will also be required to pay its share of lease operating costs in each of these years, which in 2003 aggregated $9,000.

During the year companies, in which an officer or director is a controlling shareholder, charged the Company $34,000, (2002 - $33,000, 2001-$50,000), for administrative and geological services.  The services were recorded at the exchange amount being that established and agreed to by the two parties.

The amounts due from related parties at year-end pertained to administrative billings to companies related by virtue of certain common officers and directors.  All amounts were received subsequent to year-end.  The administrative billings to related parties for the year aggregated $62,000, (2002 - $88,000, 2001 - $82,000).

The amount due to a related party at year-end pertained to exploration costs billed by a company related by virtue of certain common officers and directors.  The related company is the operator of the Bahuerachi joint venture and charged the Company for its share of third party exploration billings, ($121,000), in addition to an overhead fee of 10% thereon, ($12,000).  The 10% administrative fee is a standard rate in non-related joint venture arrangements.  See also notes 3, 8 and 16.

1.

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

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(Expressed in Canadian $)

12.   Income Taxes (continued)

a)

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2003	2002	2001
Computed expected tax recovery at a combined Provincial and Federal rate of 38% (2002 - 39.8%)	$(306,000)	$(387,000)	$(2,668,000)
Effect on income taxes resulting from: Non-recognition of losses and future tax benefits for financial statement purposes	306,000	387,000	2,668,000
Future income tax recovery	-	-	-
Current income tax expense relating to a prior year's reassessment	-	17,350	34,063
Total income tax expense	$ -	$ 17,350	$ 34,063

          As at September 30, the significant components of the Company's future income tax asset were as follows:

	2003 (at 38%)	2002 (at 39.8%)
Losses carried forward	$ 1,214,000	$ 2,137,000
Tax values in excess of book values Mineral properties and capital assets Investments Reclamation costs accruals	7,680,000 896,000 -	8,631,000 872,000 131,000
Future income tax asset before valuation allowance	9,790,000	11,771,000
Valuation allowance	(9,790,000)	(11,771,000)
Future income tax asset	$ -	$ -

(b)

The Company and its subsidiary, Waddy Lake Resources Inc., have accumulated non-capital losses for income tax purposes of approximately $3,193,000.   Unless sufficient taxable income is earned in future years these losses will expire as follows:

Canada
2004	$1,793,000
2005	13,000
2006	165,000
2007	828,000
2008	81,000
2010	313,000
$3,193,000

c)

The Company and its subsidiaries have available the following amounts which may be deducted, at the annual rates indicated below, in determining taxable income of future years.

	2003	2002	Rate
Canadian exploration expense	$18,438,000	$17,738,000	100%
Foreign exploration and development expense	1,866,000	1,938,000	10%
Canadian development expense	-	1,234,000	30%
Undepreciated capital cost	715,000	1,763,000	20-30%
	$21,019,000	$22,673,000

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(Expressed in Canadian $)

13.

Contingent Liability

A Statement of Claim has been filed against the Company, its 100% owned subsidiary, Waddy Lake Resources Inc., ("Waddy Lake"), and certain current and past directors and officers of the two companies seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid.  The disputed $1,154,133 owing has been recorded as a non-current Waddy Lake liability in the consolidated financial statements of the Company both at September 30, 2003 and September 30, 2002.  Waddy has no assets to settle this liability and management believes that CDG assets cannot be accessed to settle any part of the liability, hence the exclusion of the liability from current assets.  The Company has a secured debenture in the amount of $4,000,000 plus accrued interest thereon of $3,270,000 due from Waddy Lake that would take priority over any unsecured claims.

14.

Segmented Information

a)

Identifiable assets by significant geographic segment are as follows:

	2003	2002
Canada	$2,787,293	$3,276,529
Mexico	800,000	968,063
	$3,587,293	$4,244,592

b)

Segmented loss before income taxes by significant geographic segment is as follows:

2003 - With the exception of Mexican mineral property write-downs of $300,754, the loss before income taxes for the year ended September 30, 2003 was attributable to Canadian operations.

2002 - The loss before income taxes for the year ended September 30, 2002 was wholly attributable to Canadian operations.

2001 - With the exception of the write-down of Mexican mineral properties of $28,746, the loss before income taxes for the year ended September 30, 2001 was attributable to Canadian operations.

15.

Comparative Figures

Certain 2002 and 2001 figures have been reclassified to conform with the financial statement presentation adopted in the current year.

16.

Subsequent Event

Bahuerachi Sale

Subsequent to September 30, 2003, the Company entered into a letter of intent dated November 12, 2003 with Tyler Resources Inc., (Tyler), for the sale of the Company's interest in the Bahuerachi property in Mexico.  The Company's interest in the property at that date was approximately 40%, with Tyler holding 49% and the initial vendor 11%.  The Company is related to Tyler by virtue of certain common officers and directors.  Tyler has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price.  The deemed price was negotiated and agreed to by independent committees of the board of directors of both companies.  The closing of the sale is subject to minority shareholder approval.  The Bahuerachi property was written-down to $800,000 at year-end to reflect the value assigned to the property pursuant to the terms of the above-noted sale.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(Expressed in Canadian $)

17.

Generally Accepted Accounting Principles in Canada and United States

The Company follows Canadian generally accepted accounting principles ("GAAP") which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commissions, as described below:

a)        Sale of Saskatchewan Mineral Properties

Under Canadian GAAP financial statements should be adjusted when events occurring between the date of the financial statements and the date of their completion provide additional evidence relating to conditions that existed at the date of the financial statements.  Consequently the sale of the Saskatchewan mineral properties, which closed subsequent to Setpember 30, 2002, was recorded at September 30, 2002 for Canadian GAAP purposes.  Further, for Canadian GAAP purposes, the sale was valued at the fair value of the shares received as proceeds for the sale at the time the agreement was negotiated.  US GAAP would dictate that the transaction would be recorded in fiscal 2003, on the closing date, and the shares in Golden Band Resources Inc. ("Golden Band"), that were received as proceeds of the sale would be valued at the stock market price of the shares on the closing date.  For US GAAP, the effect on the fiscal 2003 financial statements would be to record an investment in Golden Band in the amount of $2,777,000 and a gain on sale of $2,777,000, effective November 7, 2002, as these properties were previously written-off for US GAAP purposes.

a)

Long-term Investments

Portfolio investments in shares of public companies have been recorded at cost, less any provisions for a decrease in value other than a temporary decline.  Under US GAAP, the Company is required to record these available-for-sale investments at fair value and record the unrealized gains or losses as a component of other comprehensive income under Shareholder's Equity.

c)

Exploration Properties

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

Under US GAAP the costs relating to the exploration of mineral properties as defined above, which have not led to the identification of a commercially feasible property, are expensed in the year incurred and are charged to income (loss) from operations.  As a result, all costs associated with the exploration properties described in Note 6 have been written off for US GAAP purposes.

d)

Convertible Debentures

Under US GAAP, the proceeds from Convertible Debentures received in fiscal 2003 of $550,000 would be recorded as a liability.  For Canadian GAAP purposes, $72,000 of the debt was attributed to equity and additional interest expense is recorded over the term of the debentures with an equal accretion to the liability component of the debenture.  For US GAAP purposes, the fair value of the Convertible Debentures at September 30, 2003 was $498,000, determined by discounting the expected future cash flows of the debentures at current rates for debt instruments with similar terms.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(Expressed in Canadian $)

17.

Generally Accepted Accounting Principles in Canada and United States (continued)

The effect of the above differences on the Company's financial statements is set  out below:

Consolidated Balance Sheets:	2003	2002
Investments:
As reported - Canadian GAAP	$2,396,457	$2,751,909
Golden Band investment reported in
different period for US purposes (note 17a)	-	(1,048,292)
Golden Band investment reported at
different value for US purposes (note 17a)	1,728,708	-
Equity investments adjusted to US
GAAP carrying value	(1,032,683)	(1,552,617)
Unrealized valuation loss "available-for-sale"
investments (note 17b)	(294,482)	-
US GAAP	$2,798,000	$151,000

Exploration properties:
As reported - Canadian GAAP	$800,000	$968,063
To be written-off as incurred for US
GAAP purposes (note 17c)	(800,000)	(968,063)
US GAAP	$-	$-

Convertible debentures:
As reported - Canadian GAAP	$491,275	$-
Convertible debentures presented as a
liability (note 17d)	58,725	-
US GAAP	$550,000	$-

Equity portion of convertible debentures:
As reported - Canadian GAAP	$72,000	$-
Convertible debentures presented as a
liability (note 17d)	(72,000)	-
US GAAP	$-	$-

Deficit:
As reported - Canadian GAAP	$(41,252,660)	$(40,447,993)
Previous years' adjustments	(3,568,972)	(3,651,093)
Current income adjustments (see below)	3,478,272	82,121
Deficit, US GAAP	(41,343,360)	(44,016,965)
Accumulated other comprehensive
income (loss)	(294,482)	-
Deficit and accumulated other comprehensive
income (loss) - US GAAP	$(41,637,842)	$(44,016,965)

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(Expressed in Canadian $)

17.

Generally Accepted Accounting Principles in Canada and United States (continued)

Consolidated Statements of Operations:	2003	2002	2001
Net Income (Loss):
As reported - Canadian GAAP	$(804,667)	$(990,563)	$(6,015,726)
Gain on sale of mineral property (note 17a)	2,777,000	-	-
Exploration property expenditures - expensed
in year incurred (note 17c)	(132,691)	(1,000)	(42,537)
Accreted interest debenture (note 17d)	13,275	-	-
Abandonments re property costs previously
written-off for US GAAP purposes	300,754	1,000	4,757,152
Change in equity in loss of investees	216,397	82,121	681,847
Adjust write-offs and loss on sale of
investments previously written-off for
US GAAP purposes	303,537	-	-
Net Income (Loss) - US GAAP	$2,673,605	$(908,442)	$(619,264)

Consolidated Statements of Comprehensive
Income (Loss):	2003	2002	2001
Net Income (Loss) - US GAAP	$2,673,605	$(908,442)	$(619,264)
Unrealized valuation loss "available-for-sale"
investments (note 17b)	(294,482)	-	-
Comprehensive Income (Loss) US GAAP	$2,379,123	$(908,442)	$(619,264)

Canadian GAAP basic and diluted loss
per share	$(0.03)	$(0.04)	$(0.21)

US GAAP basic income (loss) per share	$0.09	$(0.03)	$(0.02)
US GAAP diluted income (loss) per share	$0.08	$(0.03)	$(0.02)

Consolidated Balance Sheets of the Company for the years ended September 30, 2003 and 2002, and Consolidated Statements of Operations, Shareholders' Equity and Cash Flow for each of the years in the three year period ended September 30, 2003.

(b) Exhibits

1.1

Articles and Amendments, as amended

2.1

6% Convertible Debentures December 2002 and July 2003

4.1

Sale Agreement Saskatchewan Properties

4.2

Sale Agreement Jolu Mill

4.3

Shareholders Agreement JDC Development Corp.

4.4

Stock Option Plan

4.5

Sale Agreement Bahuerachi Property

4.6

Office Sublease Agreement

4.7

Mr. Devonshire Consulting Agreement

8.1

List of Subsidiaries

12.1

Certification of James Devonshire pursuant to Rule 13a-14(a).

12.2

Certification of Gregory Smith pursuant to Rule 13a-14(a).

13.1

Certification of James Devonshire pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Gregory Smith pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Calgary, Alberta, this 31st day of March, 2004.

CDG INVESTMENTS INC.

/s/ James Devonshire

By:

James Devonshire

President/Director/Chief Executive Officer