Form 20-F
period 2004-09-30
CDG INVESTMENTS INC
filed 2005-03-31
CIK 920543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004

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

28,154,081 common shares as at September 30, 2004.

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

Item 17  XX       Item 18

PART I

In this Annual Report, unless the context indicates otherwise, the "Company" refers to CDG Investments Inc. (“CDG”) and all direct and indirect subsidiaries.  The consolidated financial statements and financial information stated herein include the accounts of the Company and all direct and indirect subsidiaries.

Glossary of Terms

In addition to the terms defined in the 2004 Annual Report, certain terms used throughout this annual report are defined below:

“Affiliate”	One who, directly or indirectly, either controls, is controlled by or is under common control with, the specified person or entity.
“AMT”	Audio magneto tellurides.

“ASL”	Above sea level.
“BQ”	Becquerel.

“BTW”	Drill core size of 1.654 inches in diameter.

“CDG”	CDG Investments Inc.
“EM”	Electro-magnetics.

“Eskers”	Fluvially deposited gravels associated to retreating glaciers.

“g/T”	Grams per metric tonne.
“ICP”	Induced coupled plasma.

“listwanitic”	Silica-carbonate altered ultramafic rocks.

“kimberlite”

The host rock for diamonds.  An alkalic peridotite containing abundant phenocrysts of olivine (commonly altered to serpentine or carbonate) and phlogopite (commonly chloritized), in a fine-grained groundmass of calcite, second-generation olivine, and phlogopite; with accessory ilmenite, serpentine, chlorite, magnetite, and perovskite.

“mineralization”	A natural aggregate of one or more valuable minerals.
“net profit interest”, or “NPI”

A specified percentage of the entire proceeds received from a mine’s production less capital costs, labour and materials for the mining and treating of ore.  Costs also usually include transportation to the point of sale, geological, assaying and local overhead expenses.

“operator”	The party in a joint venture which carries out the operations of the joint venture, subject at all times to the direction and control of the management committee.
“ore”	A natural aggregate of one or more minerals which may be mined and sold at a profit.
“QA/QC”	Quality assurance/quality control.

“SEDEX”	Sedimentary exhalative deposit.

“ppm”	Parts per million.
“TEM”	Time electromagentics.

“ton”	Short ton (2,000 lb.).
“tonne”	Metric tonne (2,204.6 lb. or 1,000 kg.)
“tonnage” and “grade”	The quality of ore reserves and the amount of gold and silver (or other products) contained in such reserves and include estimates for mining dilution but not for other processing losses.
“VLF-EM”	Very low frequency-electromagnetic.

“VMS”	Volcanogenic massive sulfide.

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

NOTE OF CAUTION REGARDING FORWARD-LOOKING INFORMATION. As noted, the future conduct of the business of CDG and its subsidiaries is dependent upon a number of factors, and there can be no assurance that any of these companies will be able to conduct their operations as contemplated herein.  Certain statements contained in this report using the terms “may”, “expects to”, and other terms denoting future possibilities, are forward-looking statements.  The accuracy of these statements cannot be guaranteed as they are subject to a variety of risks including, but not limited to: the possibility that the described operations, reserves, or exploration or production activities will not be completed on economic terms, if at all.  The Company’s significant assets are investments in mineral exploration companies.  The exploration of mineral properties is subject to high risk, including risk of fluctuating prices for the minerals being sought, the risks of not encountering adequate resources despite expending large sums of money, and the risk that test results may not be accurate, notwithstanding appropriate precautions. Other risks associated with CDG’s operations include lack of any operating revenues and continuing significant losses. Many of these risks are described herein, and it is important that each person reviewing this report understand the significant risks attendant to the operations of CDG, its subsidiaries, and companies in which it invests.

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

YEAR ENDED SEPTEMBER 30

(In $000’S Cdn except for “per/share” and “number of shares” information)

	2004	2003	2002	2001	2000
Operating Summary
Revenue
Interest and other	$24	$21	$24	$61	$71
Income (loss) continuing operations
Canadian GAAP	870	(805)	(991)	(6,016)	(4,920)
US GAAP	1,599	2,674	(908)	(619)	(2,963)
Net income (loss)
Canadian GAAP	870	(805)	(991)	(6,016)	(4,920)
United States GAAP	1,599	2,674	(908)	(619)	(2,963)
Financial Status
Total assets
Canadian GAAP	3,219	3,587	4,245	5,182	11,184
United States GAAP	3,544	3,189	676	1,531	2,137
Working capital (deficiency)
Canadian GAAP	159	78	(260)	132	391
United States GAAP	190	78	(260)	132	391
Long term liabilities
Canadian GAAP	517	1,691	1,484	1,484	1,484
United States GAAP	550	1,750	1,484	1,484	1,484
Shareholder’s equity (net assets)
Canadian GAAP	2,506	1,636	2,369	3,359	9,375
United States GAAP	2,799	1,179	(1,200)	(292)	327
Capital Stock
- amount	$42,644	$42,644	$42,644	$42,644	$47,596
- number	28,154,081	28,154,081	28,154,081	28,154,081	26,154,081
Dividends per share	-	-	-	-	-
Net earnings (loss) per common share:
Canadian GAAP
Basic and diluted	3¢	(3)¢	(4)¢	(21)¢	(18)¢
United States GAAP
Basic Diluted	6¢ 5¢	9¢ 8¢	(3)¢ (3)¢	(2)¢ (2)¢	(11)¢ (11)¢
Net earnings (loss) per Common share – continuing operations
Canadian GAAP-Basic and Diluted	3¢	(3)¢	(4)¢	(21)¢	(18)¢
United States GAAP Basic Diluted	6¢ 5¢	9¢ 8¢	(3)¢ (3)¢	(2)¢ (2)¢	(11)¢ (11)¢

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

The exchange rates for Canadian dollars expressed in US dollars are as follows:

i)

March 24, 2005 - $0.82

ii)

High and low exchange rates for each month during the previous six months:

Month	Low	High
February, 2005	.80	.81
January, 2005	.81	.83
December, 2004	.81	.84
November, 2004	.82	.85
October, 2004	.79	.82
September, 2004	.77	.79

iii)

Average rates for the five most recent financial years:

Years Ended September 30:	2004	2003	2002	2001	2000
Average rate	.75	.69	.64	.65	.68

B.

CAPITALIZATION AND INDEBTEDNESS – Not applicable

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS – Not applicable

D.

RISK FACTORS

Any person considering the purchase of the Company’s common stock should understand that such purchase and ownership involves a high degree of risk.  You should purchase our common stock only if you can afford a complete loss of your investment.  Among the risks that you should consider in determining whether to invest in the Company’s common stock are the following:

Change of Business

During fiscal 2004, the Company sold its last remaining mineral asset; its approximate 40% interest in the Bahuerachi, Mexico mineral property.  During fiscal 2003, the Company divested itself of its remaining Saskatchewan mineral exploration assets, the most significant being the Jolu Mill.  During the fiscal year ended September 30, 2002, the Company sold its Saskatchewan mineral property portfolio in exchange for common shares in the purchaser, a Canadian publicly listed company. These sales have resulted in the majority of the Company’s assets consisting of investments in resource based companies (investees). The Company believed that its efforts were best focused on enhancing the value of its investments rather than conducting exploration activities directly. Accordingly, the business of the Company was changed to that of an Investment Company, concentrating on the mineral exploration sector, and the name was changed to CDG Investments Inc.  You should be aware that the Company has little experience or operating history as an Investment Company and there can be no assurance that it will be successful.  Because of our registration as a foreign private issuer under the laws of the United States, the U.S. Investment Company Act of 1940 may impact our ability to do this business.

Lack of Profitability and Shortage of Working Capital

With the exception of the current year income that resulted from the non – recurring sale of an interest in Waddy Lake Resources Inc., and the gain on sale of investments during 2004, to date the Company has not been profitable and has incurred significant operating losses and negative cash flow.  The Company’s ability to generate revenues and raise capital in the future will be dependent on a number of factors, including the abilities of the companies in which it has or may acquire equity interests to identify precious and base minerals that are capable of commercial extraction. The Company’s future success will also depend upon the market price of certain precious and base minerals.  At September 30, 2004, the Company had enough working capital to fund its operations for 6 months without the sale of additional securities.

None of the Company’s investees have identified any mineral reserves.  We cannot offer any assurances that the investees will be able to extract precious or base minerals from the investees’ properties on an economic basis. The equity markets for junior mineral exploration companies have historically been highly volatile. While current market conditions are favorable, due in part to favorable base and precious metal prices, there are no assurances that the market value of the Company’s investments will increase or remain at their current level.

It is possible that the inability to sell our investments and a corporate decision to expand the Company’s business activities through capital investment or acquisition, may adversely impact the Company’s available working capital and materially adversely impact the Company’s ability to continue its business operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities and debt issues, there can be no assurance that it will be able to obtain adequate financing in the future. Failure to obtain such additional financing could result in the Company’s inability to expand its investment portfolio, and more importantly, its inability to continue operating.  See Item 5 “Operating and Financial Review and Prospects.”

Loss on Sale of Investments

There is no assurance that the Company will be able to sell its interests in its investee companies, or if the Company is able to sell its interests in its investee companies, that the Company will be able to sell such investments at a profit.  In addition, under applicable accounting guidelines, the Company is required to write-down certain of its investments based upon the market price of such investments and is required to record its proportionate share of the losses of certain of its investee companies.  The result of which may lead to significant losses for the Company.

Risk of Dilution

Companies in which we invest may be required to raise additional capital.  If investees raise additional working capital through equity issues, the Company’s investment in these corporations will be diluted.

Risk of Non-Compliance with the US Investment Company Act and Risk of Sanctions

Currently, the Company may be considered an “investment company” as that term is defined in the United States’ Investment Company Act of 1940 (the “1940 Act”).  An investment company is generally a company that is engaged in the business of investing, holding, reinvesting, or trading of investment securities.  The 1940 Act requires that investment companies formed under the laws of the United States, or its states, register as such with the Securities and Exchange Commission and become subject to some fairly complex governance rules.  The registration requirements do not appear to apply to non-U.S. companies except in the limited case when the non-U.S. company intends to raise capital within the United States – an action that CDG does not intend to take.  Furthermore, as an investment company in Canada, we are subject to regulation under Canadian law and we believe that U.S. regulation would be redundant and potentially incompatible with our obligations under Canadian law.  Conversations with the staff of the Securities and Exchange Commission indicate that they can offer no clear guidance.

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

Market and Price Volatility

The Company’s common stock and the value of its investments are vulnerable to pricing and purchasing actions that are beyond its control.  Volatile market price and trading volume for the Company’s common stock make it difficult to profit from an investment in the Company’s common stock.  High volume of trading and market volatility may result in an inability to compile adequate information before engaging in trading activities, execution delays, and executions at prices significantly different from the market price quoted when an order is entered.  The securities markets themselves have from time to time and recently experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. As a result, shareholders may suffer market losses during periods of volatility in the price and volume.   In addition, the realization of any of the risks described in these “Risk Factors” could have a significant and adverse impact on such market prices.

Classification as a Penny Stock and Decreased Liquidity

The Company’s common shares currently have a market price of less than $5.00 (US) and, pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, its equity securities are be classified as “penny stock”.  Since the common shares are classified as “penny stock” the common shares are subject to Rules 15g-2 through 15g-9 (the “Penny Stock Rules”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the common shares for purchase by their customers, and require that such brokers and dealers make a special suitability determination for their customers, and require that such brokers and dealers make a special suitability determination for each purchaser and obtain the purchaser’s written consent to the purchase or sale of the common shares.

The additional risk disclosures and documentation imposed by the Penny Stock Rules could have an adverse effect on the market for and/or the valuation of the Company’s common shares.

Exploration and Mining Risks – Significant Costs for Exploration

The Company’s investments are in companies conducting mineral exploration and development, which involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines. The long-term profitability of the Company’s activities and the value of its investments will be, in part, directly related to the cost and success of the exploration programs of its investee companies.

All of the Company’s investee’s property interests are in the exploration stage and do not contain any “reserves”, as that term is defined in Industry Guide 7 adopted by the Securities and Exchange Commission (the “SEC”).  The term “reserves” is defined in Industry Guide 7 as “[t]hat part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.”  Industry Guide 7 is available from the SEC’s website at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines.  The probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is extremely remote. The Company’s property interests, in all probability, do not contain any reserves and any funds spent on exploration of the Company’s property interests will probably be lost.  If any of the Company's exploration programs are successful, the Company will require additional funds to advance the property beyond the exploration stage.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial activities or that the funds required to advance a property beyond the exploration stage can be obtained on a timely basis.  If the Company’s investees are unable to secure additional funding, the investees may lose their interest in one or more of their mineral claims and/or may be required to cease operations, which would negatively impact the Company’s investments in its investee companies.

Mineral Reserves

There can be no assurance that the Company’s investees will ever be able to identify mineral reserves on their properties, recover minerals from any of their properties or that the recovery of any minerals will be economical.

Foreign Exploration Risks

The Company has a significant investment in Tyler Resources Inc. (“Tyler”), a company whose primary mineral property is situated in Mexico.

The Investee’s most important prospects are in Mexico. Exploration and mining activities on these prospects may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Changes in regulation or shifts in political conditions may adversely affect its business.  Mexico is, to a degree, a developing country, which may make it more difficult for the Investee to obtain any required exploration, development and production financing for prospects located there.

Exploration activities on its prospects in each country of the Investee’s operations, is subject to various laws and regulations administered by federal, provincial, state and local governmental authorities.  The current operations of the Investee will not only require regulatory compliance, but also having in place various licenses and permits for proposed exploration and development activities.  The laws and regulations include those governing prospecting, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection and mine safety.  Companies engaged in the exploration for mineral prospects and related extractive facilities generally experience increased costs and delays in schedules as a result of the need to comply with applicable laws and regulations and to obtain licenses and permits which may impose additional standards of compliance.  These laws, regulations and permitting requirements change from time to time, often becoming more stringent.  There is the possibility that the Investee may not meet these various requirements resulting in enforcement actions, injunctions, fines and penalties or curtailment or cessation of operations.  Additionally, the Investee may have to take remedial measures requiring unanticipated capital expenditures, installation of additional equipment or restoration.  The Investee also may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Investee’s operations will be subject to environmental regulation. This body of law provides for restrictions and prohibitions on spills, releases or emissions of various substance produced in association with certain mining industry operations.  This regulation also governs aspects of operations, including water use, tailings, and reclamation.  Under these regulations, the Investee will have to obtain licenses and permits, which will require expenditure on consultants, preparation of impact studies, and fees and which will take substantial time.  Additionally, a breach of these regulations may result in the imposition of fines and penalties or force curtailment of activities.  Environmental legislation continues to evolve and is increasingly stringent with stricter standards, more investigation, and the greater likelihood of enforcement actions, fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in environmental regulations has the potential to reduce the profitability of operations or, in some events, limit operations.

There is no guarantee that title in its Mexican prospect will not be challenged or impugned by third parties or that the applicable governmental authorities will not revoke, or significantly alter the ownership conditions of the mineral prospects. There is no certainty that the current rights represented by the mineral prospects or any additional rights applied for, will be granted or renewed on terms satisfactory to the Investee.  The prospects in Mexico are important to the business plan of the Investee, and if their ownership is impaired or questioned, it will be a significant set back to the Investee.

Title Risks in Canada

There is no guarantee that title to its Canadian prospects will not be challenged or impugned.  The Investee has not conducted boundary surveys of the claims in which it holds direct or indirect interests, and therefore, the precise area and location of such claims may be in doubt.  The Investee’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Native land claim settlements are more advanced in the Northwest Territories than they are in most other areas of Canada and the Federal Crown proposes to transfer some mineral rights to First Nations.

Permits and Licenses Risks

Mineral exploration may require licenses and permits from various governmental authorities. There can be no assurance that the Company’s investees will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Government and Environmental Regulations

The Company’s investees could be subject to regulations by federal, state and local agencies relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, expropriation of property, and laws that impose liability without fault.  Compliance with these regulations could produce working capital shortages.  Regulations that become applicable to future operations could require the investees to incur significant expenses to comply with governmental regulations.

Inability to Influence the Direction or Actions of Management

The Company holds investments in other corporations, which are controlled by other persons.  One of the Company’s investments is in a company (Golden Band Resources Inc. (“Golden Band”)) over which the Company does not exercise significant control.  Consequently the Company cannot influence the direction or actions of management and Golden Band’s interests in various mineral properties.  The inability to control the actions of investee companies may cause the value of the Company’s investments to decrease.

Funding Through Equity and Asset Sales

The Company at this time expects to rely on selling its investments in investee companies to generate funds for the Company’s operations and to acquire interests in other investee companies.  There can be no assurance that a market for the securities of the investee companies will be sufficiently liquid to permit potential resales by the Company at prices which will be acceptable to management or which will not cause a loss on resale.  None of the companies in which the Company invests have ever paid a dividend, nor are they expected to.  The Company will not rely upon dividend income from its investments.

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

Thinly Traded Public Market

The Company’s shares trade on the Over-the-Counter Bulletin Board system (the “OTCBB”). The Company has only 1,137 registered shareholders as at March 24, 2005, and its shares are relatively thinly traded. There can be no assurance that a stable market for the Company’s common shares will ever develop or, if it should develop, be sustained. It should be assumed that the market for the Company’s common shares will continue to be highly illiquid, sporadic and volatile. The Company is required to maintain its status as a "reporting issuer" under the Securities Exchange Act of 1934, as amended, in order to be quoted on the OTCBB. The Company is also listed on the CNQ-Canadian Trading and Quotation System Inc. (“CNQ”) exchange in Canada, and its shares are relatively thinly traded.  There can be no assurance that a stable market for the Company’s common shares will ever develop ir, if it should develop, be sustained.  It should be assumed that the market for the Company’s common shares will continue to be highly illiquid, sporadic and volatile.

Dealings with Associated Companies and Conflicts of Interest

The Company is associated through common directors, common officers and common shareholdings with its investee companies.  Persons who are not willing to rely on the discretion and judgment of management and the boards of directors of the Company and the investee companies should not consider a purchase of the Company’s securities.  See “Item 7: Major Shareholders and Related Transactions."

Certain of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring interests in other companies, and/or are officers, directors and/or shareholders of the Company’s investees.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts must be disclosed by such directors or officers in accordance with the Company Act (Alberta) (the “Company Act”).  Generally, the Company Act requires a director with a direct or indirect interest in a contract or transaction to “disclose the nature and extent of the director’s interest at a meeting of the directors.”  A director which has an interest in such a transaction is accountable to the corporation for which the director serves for any profit the director receives as a result of the transaction unless the director has previously disclosed the interest in accordance with the Company Act, the board of directors subsequently approves the transaction or contract, and the interested director does not vote on the approval, or “the contract or transaction was reasonable and fair to the Company at the time it was entered into, and after full disclosure of the nature and extent of the director’s interest, it is approved by special resolution.”

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

The Company has no specific internal policy governing conflicts of interest.  See “Item 7:  Major Shareholders and Related Party Transactions”.

Risks Associated With Investments

The Company has made significant investments in resource companies. Acquisitions of interests in investee companies involve numerous risks, including difficulties in assessing the operations and financial condition of investee companies. We may be unable to find a sufficient number of additional attractive opportunities to meet our investment objectives. In addition, investments may require significant management time and capital resources. There are no assurances that the Company will have access to the capital required to finance potential investments on satisfactory terms or that any investment would result in long-term benefits to the Company. The Company may not be able to successfully address these problems. Moreover, the Company’s future operating results will depend to a significant degree on its ability to successfully manage growth and investments. In addition, many of the Company’s investments are and will continue to be in early-stage companies with limited operating histories and limited or no revenues. The Company may not be able to successfully assist these early-stage companies in pursuing their business plans and becoming profitable.

Concentration of Investments in Resource Industry

The Company’s investees are concentrated in the resource industry. Concentration in a single industry involves risks that are not generally associated with diversified investments, including potential significant fluctuations in returns. Such risks may lead to decreased returns or increased losses on the Company’s investments.

Dependence upon Performance of Investee Companies

The Company’s success is dependent upon the success of the companies in which it invests.  If the investees are not able to successfully implement their business plans and/or if the value of the investees securities decreases, the Company may suffer significant losses on its investments.  Economic, governmental, industry and internal company factors outside the Company’s control affect each of its investee companies. The material risks relating to the Company’s investee companies discussed elsewhere in “RISK FACTORS” may prevent the Company’s investee companies from succeeding. Additionally, many of the Company’s investees are early-stage companies with limited operating histories, and they may never be profitable.

Liquidity of Investees

The Company’s investees may not have sufficient funds to retain their property interests and/or to conduct exploration on their properties.  If an investee loses its property interests, the value of the investee’s securities, and consequently the value of the Company’s investment in the investee, would be negatively impacted and the Company could lose its investments.  If an investee is unable to conduct exploration on any of its properties, the investee may be required to sell all or a portion of the property interest, may lose the property interest, or may not be able to identify a commercially feasible mineral interest, in which case the value of the investee’s securities and the value of the Company’s investment in the investee may be negatively impacted and the Company may lose all of its investment in the investee.  Such events could have a negative impact on the price of the Company’s shares and may negatively impact an investment in the Company’s shares.

The Company’s investees may need to obtain funding from outside sources. If an investee were unable to obtain needed outside funding, its business would be materially and adversely affected. In addition, even if it were to find outside funding sources, the investee might be required to issue securities to the outside funding sources with greater rights than those that the Company currently possesses. The Company’s investees might also be required to take other actions that could lessen the value of their stock, including borrowing money on terms that are not favorable to them.

The Company may be deemed to be a “Passive Foreign Investment Company”

The Company may be deemed to be a “Passive Foreign Investment Company” (“PFIC”).  See “Item 10:  Additional Information - Taxation.”  If the Company is deemed to be a PFIC, a United States holder of the Company’s common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include certain dividends from a PFIC and any gain on the sale of stock of a PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC’s ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.

Item 4:

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT

1.   Legal and commercial name – CDG Investments Inc.

2.

Incorporation date – October 12, 1979

3.

Incorporated under the Business Corporations Act of Alberta, Canada

-Address/Telephone:

Suite 500, 926-5th Ave. S.W., Calgary, Alberta, Canada,

T2P 0N7, Phone 403-233-7898.

Name and Business Change – May 2002 from Golden Rule Resources Ltd. to CDG Investments Inc.  In connection with the name change, the business of the Company was changed to that of an Investment Company, concentrating on the mineral exploration sector.   There was no change in management and/or a change in control in connection with the name change.

4.

Significant changes or events

THE FOLLOWING SIGNIFICANT CHANGES OR IMPORTANT EVENTS OCCURRED IN THE LAST FIVE YEARS:

a)

Subsequent to September 30, 2004 – Conversion of Debentures

Subsequent to September 30, 2004, the Convertible Debentures described in (e) below were converted into 5,499,091 common shares and 5,499,091 share purchase warrants. Warrants were exercised to purchase 500,000 common shares at $0.11 per share. In connection with the conversion of the debentures, certain officers and directors of the Company converted debentures held by them into common shares.  “Item 7: Major Shareholders and Related Party Transactions - B. Related Party Transactions.” The remaining 4,999,091 warrants may be exercised to purchase 4,999,091 common shares at prices ranging from $0.12 per share to $0.14 per share, depending upon the year of exercise. 4,990,000 warrants expire December 16, 2006 and 9,091 warrants expire December 21, 2006.

b)

September 30, 2004 – Bahuerachi Sale

During the year ended September 30, 2004, the Company sold its approximate 40% interest in the Bahuerachi property in Mexico to Tyler.  The Company is related to Tyler by virtue of certain common officers and directors.  See “Item 7: Major Shareholders and Related Party Transactions - B. Related Party Transactions.”  Tyler issued 13,336,000 shares at a price of $0.06 per share in payment of the purchase price.  The price was negotiated and agreed to by independent committees of the board of directors of both companies.  The Bahuerachi property was written-down to $800,000 at September 30, 2003 to reflect the value assigned to the property, a value that was within the range assigned to the property by an independent valuator. The sale closed on January 29, 2004, upon shareholder and regulatory approval.  After the sale, the Company no longer holds interests in any mineral properties.

c)

September 30, 2004 – Waddy Lake debt settlement and investment sale

A statement of Claim that had been filed against the Company, its 100% - owned subsidiary, Waddy Lake Resources Ltd., (“Waddy Lake”), and certain current and past directors and officers of the two companies, seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid, was settled effective April 30, 2004 by mutual release. See Item 8.  No amount will be payable by any of the parties named in the suit. Pursuant to the Settlement Agreement the Company sold 49% of its 100% share position in Waddy Lake for nominal consideration, and granted an option to acquire an additional 1% of the issued and outstanding Waddy Lake shares for nominal consideration.

Pursuant to the agreement the Company is to receive $800,000 over four years: $200,000 upon execution of the agreement, (received), and $200,000 in each of June 2005, 2006 and 2007. This will be the Company’s only claim to the assets of Waddy Lake. The Company will not have the right to any income earned through Waddy Lake. The acquiring company will make all operating decisions regarding future business conducted through Waddy Lake and will appoint a majority of the board members. As a result, effective April 30, 2004, the Company ceased to consolidate the operations of Waddy Lake, recorded the gain on partial sale of their investment and recorded the remaining investment at cost in a nominal amount. The Company will record its future $200,000 installment proceeds on an “as received” basis as a result of uncertainty regarding collection.

d)

September 30, 2003 – Wind-up of GR Capital Corporation

Effective September 30, 2003, the Company wound-up its wholly-owned subsidiary, GR Capital Corporation (GR Capital), acquiring its assets and liabilities.  GR Capital held certain of the Company’s investments in other companies.  These were its only significant assets and it had no significant liabilities at the time of wind-up.  As the operations and assets of GR Capital have always been consolidated with those of the parent, the wind-up did not result in a change to the consolidated financial statements.  There were no significant tax pools in GR Capital at the time of wind-up.

e)

Year ended September 30, 2003 – Convertible Debenture Financings

During the year ended September 30, 2003 the Company closed two debenture financings aggregating $550,000.  Directors, or companies over which they have control or direction, subscribed to $450,000 of the debentures.  See “Item 7: Major Shareholders and Related Party Transactions - B. Related Party Transactions.”  The debentures bear interest at 6% per annum, payable semi-annually on March 31 and September 30, are due December 17, 2005 and are secured by a floating charge over substantially all of the assets of the Company.  The debentures are convertible into units comprised of one common share and one share purchase warrant, at $0.10 per unit until December 17, 2004 and $0.11 per unit during the year ended December 17, 2005.  The warrants expire two years after conversion of the debenture and may be exercised to purchase one common share at prices ranging from $0.10 per share to $0.14 per share depending on the year of exercise.  The debentures are redeemable at the option of the Company after December 17, 2003 provided that stock volumes and price meet specified levels and the stock continues to be listed on a recognized exchange.

Without the written consent of the debenture holders, the Company may not advance monies by way of a loan to any company or conduct exploration activities of any nature, except for its commitment to fund exploration costs relating to the 2003 program on the Bahuerachi property in Mexico.

See Item 4(A)(4)(a) regarding the conversion of these debentures.

f)

Year ended September 30, 2003 – Sale of Jolu Mill

Effective February 18, 2003 the Jolu Mill and equipment were sold to Jolu Development Corp. (“JDC”), a new corporation whose sole shareholder immediately prior to the transaction was Golden Band, a publicly listed company.  At the time of the transaction the Company owned 32% of Golden Band and one of the Company’s directors was also a director of Golden Band.  “Item 7: Major Shareholders and Related Party Transactions - B. Related Party Transactions.” In consideration for the sale of the mill and equipment, JDC agreed to assume the liabilities associated with the mill, past, present and future, issue shares in its capital stock valued at $350,000 and assign a royalty to the Company based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total.  The mill had previously been written-off in the Company’s books and the equipment had a net book value of $8,400.  The value of the current liabilities net of any offsetting current assets that was assumed by JDC was $211,000.  In addition JDC assumed $330,000 of the total site restoration liability that was estimated on the Company’s books, and $329,000 of the reclamation deposit was transferred to JDC. The price was determined by negotiation – all board members are disinterested.  The transaction was approved by the TSX Venture Exchange.

Subsequent to September 30, 2003, pursuant to a shareholders agreement with Golden Band, the Company gave notice to Golden Band that it must acquire all of the Company’s shares in JDC in exchange for 1,166,667 common shares of Golden Band. The Company received the Golden Band shares in exchange for the JDC shares on September 30, 2004.

g)

Year ended September 30, 2002 – Business and name change

At the Annual & Special Meeting on March 21, 2002, the shareholders approved a change in our business from that of a Natural Resources Company to that of an Investment Company and a change in name from Golden Rule Resources Ltd. to CDG Investments Inc.  There was no change of control and/or a change in management in connection with the name change.

h)

Year ended September 30, 2002 – Sale of Saskatchewan exploration property portfolio

During the year ended September 30, 2002, the Company entered into an agreement to sell its mineral holdings within the La Ronge Gold Belt, Saskatchewan, to Golden Band.  “Item 7: Major Shareholders and Related Party Transactions - B. Related Party Transactions.”  The proceeds of the sale were comprised of 11,569,202 shares of Golden Band and share purchase warrants to acquire a further 2,892,202 common shares of Golden Band at a price of $0.15 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year. The value assigned to the proceeds was $1,048,292, based on the average trading price of the Golden Band shares during a reasonable period before and after the announcement of the transaction. The mineral properties that were the subject of this agreement were carried on the Company's books at September 30, 2001 at $1,048,292, as they were written-down at that time to approximate the value of the transaction that was not yet finalized at that date.  (For U.S. accounting purposes, the related property costs were written-off in the years incurred, therefore the vended property had a carrying value of $NIL when the sale occurred.)

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

i)

Year ended September 30, 2001 – Procon Lawsuit:

A Statement of Claim was filed against the Company, its 100% owned subsidiary, Waddy Lake Resources Inc., (“Waddy Lake”), and certain current and past directors and officers of the two companies seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid. See “Item 8: Financial Information - Legal Proceedings.” The Company reached a settlement during the year ended September 30, 2004 as described in item 4(A) (4)(c) above.

j)

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

Concurrent with the closing of the reverse take-over, CDG purchased 5,300,000 units of Hixon at an ascribed price of $0.10 per unit for aggregate gross proceeds to Hixon of $530,000.   Each unit consisted of one Hixon common share and one warrant (“Warrant”). The Warrants expired without exercise February 19, 2003. Concurrent with the closing of this private placement the Company sold its present holdings of 5,300,000 Hixon common shares to subscribers resident in the provinces of Alberta, British Columbia and Ontario through a cross of shares on the facilities of the Canadian Venture Exchange (now TSX Venture Exchange).

After completion of the aforementioned transactions Hixon’s name was changed to Aloak Corp. At September 30, 2004 CDG’s interest in Aloak Corp. was approximately 7%.  CDG does not control the operations of Aloak Corp. (formerly known as Hixon), which is now under the control of persons not related to CDG.

k)

Year ended September 30, 2000 – Lawsuit Settlement

On or about February 23, 1998, certain persons commenced a lawsuit (the “Action”) in the United States District Court for the Eastern District of Pennsylvania (the “Court”) alleging, inter alia, that CDG and certain of its directors (the “Defendants”) had failed to disclose certain facts in violation of United States securities laws.  The Action was brought as a purported class action on behalf of all purchasers of the Company’s common stock during the purported class period from October 3, 1996 through May 14, 1997. The Action sought damages in an unspecified amount.

On July 27, 2000 the United States District Court for the Eastern District of Pennsylvania issued a final judgment and an order of dismissal of the Action.

The Court determined that the terms of the settlement of the class action were fair, reasonable and adequate and in the best interest of the members of the plaintiff class. Pursuant to the settlement agreement the Company issued to the qualifying claimants 1,500,000 common shares of the Company and Settlement Warrants to purchase 3,000,000 shares at an exercise price of CDN $0.65 per share for a term of five years from the Distribution Date.

The share transactions and estimated legal settlement expenses were recorded in the Company’s financial statements during the year ended September 30, 2000. Based on a share price of $0.055, the settlement resulted in a charge to earnings of $192,500, including a $110,000 administration fee, and an increase to share capital of $67,500 after deducting estimated share issue expenses of $15,000.

During the five years ended September 30, 2004, neither the Company nor any subsidiary of the Company has been involved in any bankruptcy, receivership or similar proceedings.  Except as described above, neither the Company nor any subsidiary has completed any material reclassification, merger, or consolidation, or acquired or disposed of any material amount of their assets (except in the ordinary course of business), or have made any material changes in their mode of conducting business.

5.  Principal capital expenditures and divestitures

The following is a list of all securities/shares of investee companies and purchases during the last 3 fiscal years:

Year ended September 30, 2004

The Company subscribed for 1,000,000 units of Manson Creek Resources Ltd. in a non-brokered private placement at $0.10 per unit for total consideration of $100,000.  Each unit consisted of one common share and one-half of a non-transferable share purchase warrant.  Each warrant entitles CDG to purchase one common share for each full warrant at a price of $0.15 per share until December 24, 2005.   Subsequent to year end, the Company exercised its warrant for 500,000 shares at $0.15 per share for total consideration of $75,000.

Year ended September 30, 2004

Acquired 2,300,000 shares of Golden Band for $345,000 pursuant to the exercise of warrants.  CDG Investments Inc. subscribed for 242,397 units of Golden Band Resources Inc. at $0.23 per unit.  Each unit consisted of one common share of Golden Band and one common share purchase warrant, entitling CDG to purchase an additional common share of Golden Band for a period of two years from the date of issuance of August 23, 2004 at a price of $0.25 in the first year and $0.27 in the second year.   Warrants for 242,397 units are still outstanding.

Year ended September 30, 2004

CDG Investments Inc. purchased 5,000 shares of Ultima Energy Trust during the year ended September 30, 2004 and later sold the shares for a gain of $2,900.

Subsequent to the Year ended September 30, 2004

The Company purchased 90,000 shares of RSX Energy Inc. and later sold them subsequent to the year ended September 30, 2004 for a gain of $47,016.

The Company did not obtain debt financing for any of its capital expenditures during the years in question with the exception of the fiscal 2003 mineral property expenditures that were partially financed by the debentures issued in the year.

Year ended September 30, 2004

The Company sold its property interest in the Bahuerachi, Mexico mineral property as described in Item 4(A)(4)(b).

Year ended September 30, 2003

The Company sold the Jolu Mill as described in Item 4(A)(4)(f).

The Company expended $133,000 on the Bahuerachi, Mexico property as described in Item 4(B).

Year ended September 30, 2002

The Company sold its portfolio of Saskatchewan mineral properties as described in Item 4(A)(4)(h).

The Company expended $38,000 to terminate an option agreement regarding the Don David property in Mexico.

Year ended September 30, 2001

The Company sold all of its shares in Hixon Gold Resources Inc. and repurchased shares in the company that became Aloak Corp.  See Item 4(A)(4)(j).

The Company sold 1,100,000 shares of Tyler Resources Inc. for proceeds of $235,000 and purchased 600,000 shares of Tyler Resources Inc. for $69,000.

The Company incurred exploration expenditures on Canadian mineral properties aggregating $9,000.  Expenditures on the Company’s Mexican properties, primarily Bahuerachi, aggregated $15,000 and its share of option payments on the Bahuerachi property amounted to $19,000.

6.  Takeover offers

- Not applicable.

B.          BUSINESS OVERVIEW

The Company

The Company’s current business consists of holding investments in mineral exploration companies. The Company’s investment policy could be described as “buy-and-hold.”  If the Company determines that it can realize greater value in selling an investment than maintaining it, it will dispose of the investment.  Since the shares in the investees derive their value from the perceived potential value of exploration properties on their books, the investees’ exploration properties and plans are relevant to the value of the Company. The Company will also, from time to time make small investments in companies with the goal of making short-term gains.

Investment Strategy

The Company has acquired and manages a portfolio of securities of public companies and may invest in a private issuer if an opportunity becomes available.

The main emphasis of the current portfolio is junior mineral exploration companies, with small investments in an oil and gas company and an Internet communications company.  The Company intends to expand its portfolio as resources and opportunities exist to invest in emerging and junior corporations in a diversified cross section of the economy (i.e. industrial, financial, resource, communication, etc.).

Management’s interpretation of “emerging and junior” corporations are those corporations that can be characterized as companies that are not widely followed by the investment community due to their size and short operating histories, but which are perceived by the Company’s management to be entering a strong growth phase of their development cycle.  Some of these companies may be in their development stages with only short operating histories and which may have generated little or no revenues at the date of investment.

The Company’s business philosophy is to maximize its financial return on investments while limiting, to the greatest extent practicable, the Company’s exposure to the risks inherent in the industry.  See "Risk Factors".

The Company intends to acquire and hold securities for capital appreciation. Should the Company be required to sell investments for working capital, it may dispose of a portion of its investment holdings.  No assurance can be given that the Company will be able to realize its objective of achieving capital appreciation in any or all of its investments.

Management believes each member of the board of directors is able to contribute expertise and a wide range of knowledge to the Company’s activities and some of them have experience in the management of investment portfolios. The board of directors are experienced in the initiation and structuring of public and private corporations, debt and equity financings, corporate mergers and acquisitions and in providing corporate, financial and planning services.  Management believes the Company has the capability to appraise and structure transactions from both a technical and financial point of view.

While securities of public issuers are intended to be the Company’s primary investment focus, depending upon market, financial or other conditions, the Company may, from time to time, for brief periods hold short-term obligations and any other types of securities issued or guaranteed by the governments of Canada, any province thereof, the Government of the United States of America or agencies thereof, or short-term paper and certificates of deposit issued by Canadian chartered banks.

The following table summarizes the investment sale proceeds and purchase costs for the year ended September 30, 2004 as well as the gain (loss) on sale for financial statement purposes for these investments:

Investment	Number of Shares Or Units	Purchase Price	Proceeds on Disposal	Gain (loss) on Disposal
Golden Band
Exercise Warrants	2,300,000	$345,000
Private Placement	242,397	$55,751
Sales	(2,917,000)		$637,440	$344,321
Aloak
Sales	(1,100,000)		$26,722	$21,239
Ultima Energy Trust
Purchase	5,000	$33,800
Sale	(5,000)		$36,700	$2,900
RSX Energy Inc.
Purchase	100,000	$83,000
Sale	(10,000)		$10,509	$2,209
Waddy Lake
Procon Payment			$200,000
Manson Creek
Private Placement	1,000,000	$100,000
Total 2004		$617,551	$911,371	$370,669

There were no significant investments sold in 2003 and 2002.

Investment Holdings

The Company’s significant investment holdings, as of March 24, 2005, are summarized below. The investments in Manson Creek Resources Ltd. (“Manson”), Tyler Resources Inc., (“Tyler”), and Northern Abitibi Mining Corp. (“Northern Abitibi”) are recorded as equity investments since the Company, and each of Manson, Tyler and Northern Abitibi, share common officers and directors, allowing the Company to exercise significant influence over operating decisions.  The investment in Golden Band, although representing a significant percentage interest in Golden Band, at September 30, 2004, (25%), was recorded at cost.  The reason for this accounting is that the Company has minority representation on the board of directors, (one director of 6), does not share common officers, and cannot exert significant influence over operating, exploration or investment decisions.  Subsequent to year-end the Company’s investment in Golden Band was reduced to 16%.

Subsidiaries/ Investees	Percentage Ownership	Potential Product	Exploration Property Locations
Waddy Lake Resources Inc.	51% (1)	Inactive	N/A
Golden Band Resources Inc.	16%	Gold	Saskatchewan,
Manson Creek Resources Ltd.	25.7%	Gold/Copper/Silver/Zinc	Yukon, British Columbia
Northern Abitibi Mining Corp.	20.6%	Gold/Nickel/Diamonds	Quebec, Labrador
Tyler Resources Inc.	18%	Copper/Gold/Diamonds	Mexico, Northwest Territories

(1)

Effective April 30, 2004, the company’s wholly-owned subsidiary, Waddy Lake Resources Inc. commenced to be carried at cost due to the sale of 49% of its interest and the surrender of operating decisions to the acquirer. See Item 4(A)(4)(c).

The value of the Company’s investments will be influenced by the investee’s mineral reserves, if any, and the price of the minerals/metals represented by those reserves.  As of the date of this annual report, all of the investee’s properties are without known reserves and the proposed programs are exploratory in nature.  As the price of gold and other metals/minerals rise, there tends to be a corresponding rise in the market price of the investee’s capital stock and increased interest by investors in the advancement of projects which translates into improved opportunities for the investees to raise necessary capital to advance promising projects.  This further enables the Company to raise equity capital as needed and enables it to sell investments in a favorable environment.  The fortunes of the investees and consequently the Company are therefore highly susceptible to changes in the market prices of metals and minerals.

The economics of whether or not an existing project with mineralization or a newly discovered one is advanced beyond the exploration stage is influenced by the price of minerals, gold and other metals.  The Company believes that companies in which it invests, have identified a number of projects with sufficient exploration work and assessment work filed to keep the projects in good standing to the year 2005 and beyond.  The value of the mineral properties is affected by increasing or declining metals prices.

The Company’s significant investments consist of the following companies:

1.

Golden Band Resources Inc.

2.

Tyler Resources Inc.

3.

Manson Creek Resources Inc.

4.

Northern Abitibi Mining Corp.

Golden Band Resources Inc.

The information provided on Golden Band has been compiled from publically available documents located at www.sedar.com

Golden Band is publicly listed on the TSX Venture Exchange under the trading symbol GBN.  Golden Band is a mineral exploration company that is in the exploration stage, and all of its property interests are without known reserves and its proposed programs are exploratory in nature.  The underlying value of Golden Band’s mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to advance its properties beyond the exploration stage, and upon future profitable activities.  Substantially all of Golden Band’s mineral properties are in the La Ronge area of Saskatchewan, Canada, where the company’s major focus is a long-term, systematic gold exploration program.

Golden Band does not have operating sources of revenues and relies on equity financings and occasionally debt to finance exploration on its properties.  There has been no significant revenue in the immediately three preceding fiscal years ended April 30.  In the six months ended October 31, 2004, (the most recently published quarterly financial statements), Golden Band had interest revenue of $3,000.

According to Golden Band’s quarterly financial statements and quarterly regulatory filing, at October 31, 2004, Golden Band had working capital of $207,000.  Golden Band’s administrative costs net of its small interest income are approximately $45,000 per month and it has no internal sources of funding.  The future of Golden Band depends on its ability to raise funds, to finance its exploration programs and administrative expenditures.  There is no guarantee that Golden Band will be able to raise funds when required.

Golden Band has no material tangible fixed assets except as disclosed below and has not disclosed in its most recent quarterly financial statements for the six months ended October 31, 2004 any commitments to acquire significant tangible capital assets.  Substantially all of Golden Band’s assets are mineral property acquisition costs and deferred exploration costs related thereto.  A summary of mineral property expenditures, all having been incurred in Saskatchewan, in the preceding three years ended April 30 and for the most recently reported year-to-date period in fiscal 2004 are as follows:

	Balance Apr30/01	Costs Fiscal 2002	Costs Fiscal 2003	Costs Fiscal 2004	Balance Apr30/04	Costs May1/04 To Oct31/04	Balance October 31, 2004
Acquisition	$132,275	$81,616	$2,329,635	$30,000	$2,573,526	$ -	$2,573,526
Exploration	$995,708	$83,700	$790,870	1,345,213	3,215,491	785,971	4,001,462
Total	$1,127,983	$165,316	$3,120,505	$1,375,213	$5,789,017	$ 785,971	$6,574,988

Golden Band acquired interests in a number of Saskatchewan prospects during calendar 2002, including 100% of the Company’s Saskatchewan property portfolio.  Golden Band’s acquisition program resulted in it holding 100% interests in prospective gold properties aggregating over 60,000 hectares in the Greenstone Belt of Saskatchewan.  The first exploration on these properties was undertaken in the 1930’s and extensive exploration had occurred sporadically since then, with peaks during high gold prices and favorable equity-financing environments.

Golden Band’s main objective is to advance its existing prospects beyond the exploration stage.  Golden Band’s short-term plan is to advance the Bingo deposit and other high-grade gold deposits beyond the exploration stage, with processing, if any, to occur at Golden Band’s 100%-owned Jolu mill.  A scoping study is planned to assess the potential opportunities for a proposed central mill complex in the Greater Waddy Lake area.

Golden Band is also continuing its exploration work.  During the 2004 summer, several significant gold-in-till dispersion trains were newly discovered or confirmed.  This work focused between Waddy and Tower lakes and near the former Star Lake and Jolu gold mines.  A number of these anomalies were traced to their likely bedrock sources and are potential targets for the 59,000 metre 2004-2005 winter drilling program that began in December 2004.

Golden Band’s near-term objective is to delineate 100,000 ounces of high-grade gold mineral occurrence within trucking distance of the company’s Jolu mill.  It is anticipated that within a few months of obtaining a positive feasibility study and receipt of the necessary government approvals Golden Band could begin the preparation to extract the minerals with a relatively low capital investment.  Golden Band has not informed the Company, nor has it publically announced, what approvals are necessary nor how long it will be until a positive feasibility study is obtained or how long it would be until Government approvals are received.  Current plans call for an underground exploration program on the Bingo deposit to test for grade and continuity of the gold mineralization.

The longer-term objective is to advance Golden Band’s gold deposits in the Greater Waddy Lake area beyond the exploration stage.  The consolidation of the majority of gold occurrences under one ownership has been a key factor to achieving this plan.

Golden Band’s Management believes that such consolidation within a short distance of a central mill could support a long-term mining complex.  It is expected that such a new mill would likely require a capacity in excess of 2,000 tonnes per day along with the construction of matching tailing facilities.  In order to ensure sufficient mill feed, several deposits may need to be sequentially mined by open pit and/or underground methods to supply the feedstock to the mill.  A scoping study is planned, the objective of which will be to outline the feasibility of supporting a new mill from these deposits.

The improvement in the gold price has re-focused the company away from its initial objective of exploration aimed at increasing the resource base, to one of advancing its existing mineral deposits beyond the exploration stage.  Under the lower gold price environment, additional reserves were necessary to support a decision to advance a property beyond the exploration stage.  With current and anticipate higher gold prices, it is considered likely that the company is approaching the threshold ounces required to advance certain deposits beyond the exploration stage.

Golden Band has an option to earn an interest in Tyler Resources Inc.’s Weedy Lake Property.  See Tyler Resources Inc., Weedy Lake Property, Saskatchewan, Page 38.

The following summarizes the officers and directors of Golden Band as at February 28, 2005:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director
ROBERT G. INGRAM, C.A. Edmonton, Alberta Director	Self-employed Chartered Accountant. Director and President of Southesk Energy Ltd. and Yellowhead Equities Inc., Director of CDG Investments Inc.	Since January 24, 2004
KLAUS LEHNERT-THIEL Saskatoon, Saskatchewan Vice-President Exploration, COO and Director	Exploration and mining consultant.	Since May 1993
ROY LLOYD Saskatoon, Saskatchewan Director	Retired Management Consultant.	Since May 2002
RONALD K. NETOLITZKY Victoria, B. C. Director, President and CEO	Geologist; Director of Skeena Resources Limited, Chairman and Director of Viceroy Exploration Ltd. And a Director of other resource companies.	Since June 1989
RODNEY ORR, MBA, P.GEO Saskatoon, Saskatchewan Vice-President Operations, CFO	Vice-President Exploration, Executive Vice-President Mindoro Resources, 1996-1999; Uranerz Exploration and Mining Ltd., (Canada), Geologist, 1977-1996	Since February 3, 2004
ROBSON GARDEN, QC, BA, LLB Regina, Saskatchewan Director	Senior Partner, MacPherson, Leslie and Tyerman	Since January 24, 2004

The following table sets forth the annual high and low market prices for Golden Band’s common shares for its five most recent full financial years:

TSX Venture Exchange Year ended April 30,	2004 Cdn$	2003 Cdn$	2002 Cdn$	2001 Cdn$	2000 Cdn$	1999 Cdn$
High	.36	.32	.19	.11	.19	.30
Low	.17	.18	.04	.03	.04	.12

The following table sets forth the high and low market price for Golden Band’s common shares during each fiscal quarter of Golden Band for the two most recent fiscal years:

	Sale Price GBN
Quarter Ended
Fiscal 2005	Low Cdn$	High Cdn$
January 31, 2005	.215	.32
October 31, 2004	.17	.30
July 31, 2004	.18	.285
Fiscal 2004	Low Cdn$	High Cdn$
April 30, 2004	.22	.36
January 31, 2004	.24	.33
October 31, 2003	.17	.285
July 31, 2003	.21	.31
Fiscal 2003	Low Cdn	High Cdn$
April 30, 2003	.21	.31
January 31, 2003	.21	.28

The following table sets forth the high and low market prices for Golden Band’s common shares for each month during the most recent six months:

Month Ended	Low Cdn$	High Cdn$
February, 2005	.22	.37
January, 2005	.215	.31
December, 2004	.215	.265
November, 2004	.23	.32
October, 2004	.185	.30
September, 2004	.17	.22

Tyler Resources Inc.

The information provided on Tyler has been compiled from publically available documents located at www.sedar.com

Tyler is publicly listed on the TSX Venture Exchange under the trading symbol TYS.  Tyler is a mineral exploration company that is in the exploration stage, and all of its property interests are without known reserves and all of its proposed programs are exploratory in nature.  The underlying value of Tyler’s mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to advance its properties beyond the exploration stage, and upon future profitable activities.

Tyler does not have significant sources of revenue from its activities and it relies on equity financings finance exploration on its properties.  The only sources of revenue in the immediately three preceding fiscal years ended July 31 were overhead fees received as compensation for administrative costs incurred in acting as operator for certain joint ventures and interest income derived from holding cash in short-term investment vehicles such as term deposits and brokerage cash accounts.  Tyler’s revenue for the past three fiscal years ended July 31, and the six months ended January 31, 2005 is summarized as follows:

	2002	2003	2004	Six months ended January 31, 2005
Overhead fees	$16,134	$5,539	$9,224	$ -
Interest revenue	$4,800	$5,063	25,460	$19,292
Total	$20,934	$10,602	$34,684	$19,292

At January 31, 2005, Tyler had positive working capital of $3,083,000. Tyler’s management believes it has more than sufficient cash available to fund operations in the next twelve months and to continue to fund its current drilling program in Mexico.  If the current drill program increases Tyler may need to raise additional cash to fund its operations.

Tyler does not have significant tangible capital assets except as disclosed below and no commitments to acquire same.  Its most substantial asset is its mineral properties.  Expenditures on these properties for the most recent three fiscal years and the six months ended January 31, 2005 are summarized below:

	Balance July 31/01	Costs Fiscal 2002		Costs Fiscal 2003		Costs Fiscal 2004		Balance July 31, 2004	Costs Aug 1/04 To Jan 31/05		Balance Jan.31, 2005
Acquisition
Bahuerachi - Mexico	156,026	65,439		27,148		875,246		1,123,859	60,180		$1,184,039
Weedy Lake – Saskatchewan	637,844	-		-		-		637,844	-		637,844
Carat and Kelsey, Northwest Territories	246,112	-		-		-		246,112	-		246,112
Other	302,075	(239,717)	a	(495)		(54,594)	d	7,269	-		7,269
Total Acquisition	1,342,057	(174,278)		26,653		820,652		2,015,084	60,180		2,075,264
Exploration
Bahuerachi - Mexico	994,867	31,716		22,319		762,204		1,811,106	899,533		2,710,639
Weedy Lake - Saskatchewan	1,743,240	462		100		357		1,744,159	-		1,744,159
Carat and Kelsey, Northwest Territories	2,166	413,647		282,434		(591,975)	e	106,272	(119,000)	g	(12,728)
Other	1,805,768	(1,541,726)	b	(46,706)	c	(209,374)	f	7,362	-		7,362
Total Exploration	4,545,441	(1,095,901)		258,147		(38,788)		3,668,899	780,533		4,449,432

(a)

Costs of $58,061 net of write-offs of $297,778.

(b)

Costs of $249,241 net of write-offs of $1,790,967

(c)

Costs of $16,478 net of recoveries and write-offs of $63,184.

(d)

Costs of $1,018 net of write-offs of $55,612.

(e)

Costs of $37,772 net of cost recoveries of $546,247 that pertained to an arbitration award of reimbursed joint venture over-expenditures and reimbursed arbitration costs, all of which had been capitalized to the property, and option payments of $83,500.

(f)

Write-offs and recoveries of $212,127 net of costs of $2,753.

(g)

Option payments.

The following describes Tyler’s significant mineral properties:

Bahuerachi Property, Mexico

The principal exploration property in Mexico is Bahuerachi, located in the state of Chihuahua roughly 8 kilometers north of the town of La Reforma, Sinaloa. The base and precious metals of interest on the property are copper, gold, zinc and silver. The Bahuerachi property is subject to an option agreement with a Mexican national, (the “Optionor”). At October 31, 2004, Tyler had an approximate 95% interest in the property, subject to verification by the Optionor. The property interest is held through Recursos Tyler S.A. de C.V., (“Recursos Tyler”), a Mexican corporation that holds the mineral claims in trust for Tyler. The Optionor holds the remaining 5% interest in the property at January 31, 2005. This 5% property interest is convertible into a 10% net profits interest. The 5% property interest or the 10% net profits interest, as the case may be, can be purchased by Tyler for $700,000 US.

In February, 2004, an airborne geophysical survey was completed.  Initial plotting and review indicated a good correlation between the airborne geophysical data and known geology, as well as with previously recognized mineralization at the project’s Main Zone. During April, 2004 the company conducted reconnaissance work and hand trenching in areas to be drilled.  Assay results from this testing were published in the news release 04-09 released April 20, 2004 – see assay results on page 33.  Field mapping confirmed an extension of the Main Zone that had been indicated by the airborne geophysical data.

Tyler commenced its Phase 1 drilling program in May, 2004 and concluded in June with the completion of 12 drill holes for a cumulative 1,084 meters of drilling.  Due to generally poor ground conditions, all drill holes were terminated before reaching their full planned target depths, often within mineralized zones.  Phase 2 drilling confirmed the extensive and continuous nature of high grade copper, gold, silver and locally zinc-bearing breccia and skarn bodies.  High-grade breccia/skarn zones have been traced at surface over a strike length exceeding 1,200 metres, and have been traced by drilling over a strike length of 500 metres, to depths of up to 100 metres.  The average width of this unit in drilling to date is approximately 24 metres and the weighted average grade of drill sections is 2.29% copper, 0.12 g/t gold, 15.9 g/t silver and 0.40% zinc.  The breccia unit remains open along strike and at depth. Encouraging grades within stockworked veined main mineralized porphiry in the northern part of the area tested during Phase 1 include 3.05 metres grading 0.73% copper and 3.05 metres grading 0.18% copper and 0.35 g/t gold at the end of drill hole #11.  Combined with surface chip samples in variably leached intrusion grading 0.51% copper over 24 metres and 36 metres grading 0.40% copper, this provides an excellent porphyry copper target to be tested during Phase 2.   The detailed results of drill holes one through twelve can be found in four news releases:  04-11, 04-12, 04-13, and 04-14 which were published in May through July, 2004 – see assay results on page 33.

Tyler’s private placement in March, 2004 was used to finance the May/June 2004 drill program and will finance the 2004/2005 Phase 2 drill program, initially budgeted in the range of $1.2 million to $1.5 million Cdn.  The budget was increased by approximately $1.4 million Cdn., with the receipt of additional working capital from the exercise of warrants and options.  The Phase 2 Program will continue to test the strike, width, and depth potential at Bahuerachi, and aims to clearly demonstrate the bulk tonnage potential of the system.  There are currently two drill rigs on the property; a reverse circulation drill and a core drill.  The Phase 2 program is budgeted to cover approximately 3,500 meters of core drilling and 7,300 meters of reverse circulation drilling during the months of January through April, 2005.   Drill results are being released in batches as drilling progresses.  Samples are shipped to ALS Chemex in Hermosillo with final assay work conducted by ALS Chemex labs in Vancouver.

As discussed in news release 04-19 dated December 14, 2004, drill hole #13 was completed to a depth of 77 meters where it was stopped before its planned depth due to deteriorating ground conditions – see assay results on page 33.   Drill hole #14 was completed to its planned target depth.  The results from these two holes included a skarn/breccia section grading 1.2% copper, 0.35% zinc, 0.13 g/t gold and 13 g/t silver over 18 meters within a larger interval grading 0.42% copper and 0.16% zinc over 105 meters.   Tyler’s Management felt that these results confirmed the continuity both geologically and in terms of grades at depth within the three main mineralized units identified on the project to December 14, 2004.  In addition to solid copper and molybdenum grades, the addition of potential credits in the form of silver, lead and zinc mineralization in the porphyry was unexpected and considered a positive development. See assay results on page 33.

The first reverse circulation drill results for hole # 04-RC-1 included 30.4 meters grading an average of 0.28% copper and a further 15.2 meters grading an average of 0.25% copper and 0.13% zinc with the hole ending in mineralization.  These results were believed to significantly understate the true grades of mineralization within the intersected mineralized units as the hole was a twin of core hole #13 for which results were significantly better.  Some of the variability was caused by generally difficult drilling and poor ground conditions.  Tyler’s Management determined that further twinning would be conducted to determine the range of variability.

Core drill hole #15 returned an intersection of 143 meters with an average grade of 0.71% copper from 16 to 159 meters.  This was followed by 5.6 meters grading 2.15% copper, 0.24 g/t gold, 31 g/t silver and 0.62% zinc from 160.7 meters to 166.3 meters where the hole ended in mineralization.

Tyler implemented changes to the Reverse Circulation drilling program with the objective of bringing the accuracy of reverse circulation drilling to within 10% to 20% of core drilling and to establish a good control over geostatistical assay result variability with further twinning of core holes.   The Reverse Circulation Drill was used to twin core drill hole #15 as a second variability test.  The RC rig will be used to do first pass prospecting drilling on targets which are outside of the Main Zone porphyry and require further investigation.    See assay results on page 33.

Assay results for Reverse Circulation drill holes 2 through 5  are available on page 34. Drill hole 04-RC-2 returned an average grade of 1.3% copper, 1.07% zinc and 27 g/t silver over 112.78 meters, including 48.78 meters grading 1.81% copper, 0.14 g/t gold, 22 g/t silver and 2.03% zinc in the main mineralized skarn breccia and associated QFP  hosted endoskarn complex.  Hole RC-2 ended in mineralization.  Tyler believes that there remains a possibility that results from RC 2 to 5 may still understate the true grade of the intervals drilled due to loss of fines during the sample recovery process.  However, results from these holes are within the range of values expected for the areas drilled as well as the geological environment and continue to indicate clear bulk mining potential.

News release 05-05 dated February 14, 2005, summarizes results from Reverse Circulation drill holes – see assay results on page  34.  Reverse Circulation drill hole 05-RC-8 to 11 were drilled to do a first pass testing of the Los Alisos epithermal system located approximately 1.2 kilometers west of the area of the Main Zone drilling to date on the property.  All holes intersected strong quartz vein and veinlet stockwork zone alteration. Holes RC 8 and 9 intersected high-grade mineralization related to quartz vein emplacement in a coarse grained, altered porphyritic rock.  Holes RC 10 and 11 intersected weakly mineralized zones.  RC 7 was not completed to depth due to groundwater conditions and the test remains inconclusive.  RC 6 was a Reverse Circulation drill hole designed to twin core drill hole #15 in order to test the new sampling cyclone used to minimize fines loss.  Initial review of the results shows that Reverse Circulation drilling can show a significant downwards bias in grades compared to core assay results for comparable intervals.    Further adjustments have been made to the Reverse Circulation portion of the drilling program and incorporated into an additional twin test.  The new samples will be assayed for verification that sample recovery has further improved and can be considered statistically reliable.

Core drill results were published in news release 05-06 on February 24, 2005 – see assay results page 34. The bottom portion of drill hole #16 was completed from 152 meters to its target depth of 217 meters.  Drill hole #17 ended in sheared QFP grading 0.28% copper and 0.017% molybdenum at a depth of 215.9 meters.   Significant intervals from the drill cores ranged from grades of 0.35% copper to 0.80% copper, 0.03 to 0.07 g/t gold, 2 to 13.7 g/t silver and 0.14% to 0.31% zinc.

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

The prospect is under three contiguous concessions, which were issued in 2000 and 2002.  The majority of the prospect, 3,288 hectares, is under two exploitation type concessions, which  expire in 2050 and 2052.  About 30 hectares are under an exploration concession which expires in February 2008; however, the concession may be converted to an exploitation permit.

Riverside
CALIFORNIA
San Diego
Tijuana
La Rumorosa
Mexicali
San Luis Río Colorado
Ensenada
Kofa N.W.R.
Phoenix
Mesa
Tonto National Forest
Fort Apache I.R.
Gila National Forest
Gila
ARIZONA
UNITED STATES
NEW MEXICO
Socorro
Silver City
Alamogordo
Portales
Roswell
Pecos
Plainview
Lubbock
Lamesa
Snyder
Abilene
Hobbs
Big Spring
Carlsbad
Odessa
Midland
San Angelo
Colorado
TEXAS
Pecos
Tucson
San Luis
Sierra Vista
Agua Prieta
Nogales
Ciudad Juárez
Ascensión
Villa Ahumada
Heroica Caborca
Cananea
Santa Ana
Magdalena de Kino
Benjamín Hill
Nuevo Casas Grandes
Buenaventura
Rio Grande
Ojinaga
Lázaro Cardenas
San Vicente
BAJA CALIFORNIA
Santa Inés
SONORA
Hermosillo
Sahuaripa
Peña Blanca
Madera
CHIHUAHUA
Chihuahua
Acuña
Boquillas del Carmen
Piedras Negras
Allende
Rosarito
Cuauhtémoc
Ciudad Delicias
Gulf of California
Guaymas
San Juanito
MEXICO
Múzquiz
Sabinas
North
COAHUILA DE ZARAGOZA
Yaqui
Ciudad Obregón
Conchos
Camargo
Ocampo
Ciudad Anáhuac
Bahuerachi
San Ignacio
Santa Rosalía
Jiménez
Hidalgo del Parral
Ciudad Sabinas Hidalgo
Pacific Ocean
BAJA CALIFORNIA SUR
Mulegé
Navojoa
Álamos
El Chorro
Monclova
Choix
NUEVO LEÓN
El Fuerte
Ceballos
Loreto
Guanaceví
Monterrey
Los Mochis
SINALOA
Torreón
Parras de la Fuente
Saltillo
Guasave
Guamúchil
DURANGO
Topia
Santiago Papasquiaro
Ciudad Constitución
San Juan del Río
Culiacán
ZACATECAS
El Pañuelo
10
5
15
8
17
19
25
20
16
45
40D

© 2001 Microsoft Corp. All rights reserved.

   Figure 2.1-General Location Map

Permits and Liabilities

Tyler maintains the necessary annual environmental reporting on the prospects, and the last inspection was conducted in 2001.  Tyler has the necessary permits for its current program of drilling.  The joint venture is responsible for the maintenance in good standing of the prospects under the agreement, including all statutory filings and tax payments.  Tyler currently pays annual mining duties of US$14,952.

Concession Blocks - The latest survey plans utilized to register the Bahuerachi Tres exploration concession.

(ii)

Accessibility, Climate, Physiography, Local Resources And Infrastructure Access

The Bahuerachi prospect lies in the south-western portion of Chihuahua State, about five kilometers northeast of the Sinaloa State border.  The closest town is La Reforma, Sinaloa, located about eight kilometers to the south.    The prospect is accessed by secondary unpaved roads from Choix, Sinaloa which takes about four hours and requires a ferry crossing of Rio Fuerte.  Access to Choix is by paved roads.  Access to the property is possible year round.  Access throughout the prospect is by a network of foot/burro trails, including well developed trails in Arroyo Reforma and several major tributary drainages. A few of these have been partially upgraded to allow the use of all terrain vehicles.

The closest town, La Reforma, offers limited health services (nursing station) as well as phone/fax services and a poorly stocked country store which sells essential supplies.  Supplies such as food, electrical/mechanical supplies and fuel are typically sourced out of the city of Choix where a wide range of products can be found. Supply trips to Choix from the property can usually be completed in one day when ferry service across the El Fuerte reservoir is available.

Electrical power is not presently available on the property, and the closest hydroelectric power generating facility is located roughly 25 kilometers to the south west of the property, at Huites on the El Fuerte river. The current power grid extends to the village of La Reforma, eight kilometers south of the property.

Water is present year round throughout the concessions in the major arroyos, such as Arroyo Reforma which crosses the property in a north-south direction. Drinking water is available either by filtering water from local arroyos or obtained from artesian wells at the village of Bahuerachi.

Climate and Physiography

The climate on the property is typical of this area of the Sierra Madre with a dry, arid climate for most of the year punctuated by typically heavy rains during the period from September to November.

Terrain is rugged to extreme, rising abruptly from main valleys at about 200 m ASL to peaks at 1,300 m.

(iii)

Property History

According to available records, the prospect has been visited by numerous large companies over the years, but their limited exploration efforts appear to have yielded little actual modern exploration data.  It also appears that the work done by these companies was concentrated on the main zone of the prospect and not in the farther reaches of the concessions.  Thus, Tyler will be required to conduct a full range of exploration studies and evaluations to properly assess the potential of the overall prospect.  The historical workings and explorations of the concessions at best can only serve as a guide to where Tyler’s activities might first commence.

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

An important intrusive complex consisting of multiple intrusions ranging in composition from mafic (dioritic/andesitic) to felsic (rhyolitic) is present on the property. The core of this complex is exposed over a north-south distance of at least 10 km by a minimum width of 3 km although its total extent is not known at present.  The best exposures of this complex occur along arroyo Reforma from the north end of the property to the town of La Reforma and then southerly to the El Fuerte River. Most of the intrusive complex consists of fault bound (post emplacement faults?) dyke like bodies with a volumetrically dominant dacitic core. The dacitic bodies have been observed at the Property’s Main Zone as varying in widths from 50 m to over 200 m in width.  Numerous andesitic or rhyolitic dykes with widths in the 1 m-10 m range are seen cutting the dacitic core in both north-south and locally east-west orientations. These later dykes have been observed to the east of the property cutting the base of the tertiary sequence providing an age constraint on these intrusive events.  It can be noted that the late dykes are predominantly observed as fresh, unaltered rocks at the Main Zone and are therefore considered as being post-mineralization.

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

(v)

Mineralization

Currently, there are seven significant zones of mineralization identified within the entire prospect.  Two of the zones will be the focus of the next phase of exploratory work.  In the main zone, it is expected that copper and gold, along with other base metals, may be present at levels that will be commercially viable for later work.  In the Los Alisos zone, there appears to be a gold-silver hydrothermal system, which has had some mapping and sampling at the surface, and indicates levels of mineralization that support initial drilling.

Work to date has only been on specific areas within the prospect.  This work has outlined a mineralized complex with overall surface widths and grades comparable to that of historical or present economic producers within a mineralized porphyry-style complex.

(vi)

Exploration

Company Exploration

Since the acquisition of its interest in the Bahuerachi prospect in 1994, Tyler has pursued activities designed to commence exploration of the concession area.  Tyler initially built a rudimentary road access to the area. Tyler then initiated drilling in an effort to define a small near-surface copper oxide mineralization within the main zone.  This initial drilling campaign was conducted in 1997 to evaluate the near surface copper-oxide potential of the prospect.  It was conducted on a theoretical 50 meter centre grid to cover an area of roughly 400 meters by 200 meters over what was believed to be the core of the mineralized system in the main zone.  Initial holes were planned as vertical holes to evaluate a possible near-surface, sub-horizontal zone of copper oxide enrichment (oxide blanket). Although mineralization was found to be widespread, even outside the higher grade replacement zones, drill hole location and drilling directions did not allow for adequate testing of the higher grade zones or the mineralized intrusion as defined by subsequent work. Core recovery also reportedly averaged only 70% over the program with heavy losses in altered, mineralized sections as well as within intrusive sections.

Plotting of the 1997 drill holes shows that 10 of the 18 holes were located in the sediments and volcanics outside of the main skarns or mineralized dacitic porphyry. Only two holes were collared in the high grade replacement skarn zones but were poorly oriented in terms of recently established geological controls. Regardless of this deficiency, results of the 1997 drilling include the following reported statistics which remain valid in the context of future exploration on the prospect, in the main zone: cumulative 166.06 m of drill intersections in the exoskarn averaged 1.17% copper with a range of 0.23%-2.34% copper, cumulative 111.43 m in altered andesites and sediments was found to average 0.58% copper with a range of 0.28%-0.86% copper and a cumulative 59.7 m of intersections of copper mineralization in the altered dacitic porphyry intrusion  was found to grade 0.67% copper with a range of 0.28%-1.28% copper.  All of these ranges are considered within the type of values expected in an economic porphyry style system and associated high grade skarn zones.

1997 Drill Hole Data Summary

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

Other prospecting programs conducted during this period allowed for the accumulation of local to regional scale data that has greatly enhanced the understanding of the mineralization and its potential at Bahuerachi.  A greater understanding of regional stratigraphy and structure allows for the integration of punctual data and evaluation of overall potential for each occurrence.  Numerous mineralized showings have been identified on the property outside of the main zone

In 2001 there was a surface exploration program to examine known showings with the objective of determining geological controls and settings for existing mineralization.  Previous datasets from prospecting programs offered punctual data in terms of mineralized occurrences but without further mapping, this data cannot be used to outline the potential of any one area as true widths of mineralized systems could not be determined with reasonable certainty.  The 2001 program was successful in outlining minimum surface length and widths for mineralization at the main zone  and the Mina Mexicana and Los Alisos areas.  It also provided for greater understanding of the geological context and controls on the known mineralization and as such, created the base necessary for drilling recommendations on the property.

A short program of underground sampling was conducted in August 2003 in conjunction with a number of field property visits with third parties.  The short program centered on the partial rehabilitation of an historical adit.  The program objective was to collect data at depths which, in conjunction with the 2001 surface data, would allow for the generation of an interpretative cross-section across the system.

Tyler conducted an airborne geophysical survey on the property in February 2004 in preparation for an exploratory drilling program that commenced in April 2004.

The Phase 2004 Phase 1 program consisted of 1,084 meters of diamond drilling as well as mechanized trenching.  Field work started in March and lasted through to early June 2004.  The program successfully  confirmed the extensive and continuous nature of high grade copper, gold, silver and locally zinc bearing breccia and skarn bodies.  These occur locally within, on the edges, and away from the main mineralized porphyry (QFP).  The mineralized intrusive complex, including mineralized sediments and high grade breccia and skarn zones in the core of the complex, has now been outlined at surface over an area in excess of 4 kilometres in strike length with widths varying between 200 metres to in excess of 700 metres. These results continue to confirm the presence of mineralization with bulk mining potential in a world class sized porphyry setting at the Bahuerachi Property.

Significant drill intersects for drill holes 3 through 17 are presented below.  The drilling has confirmed continuation of the mineralized zones and continues to demonstrate the depth extension of sections sampled at surface.  Due to poor ground conditions, all the drill holes were terminated or lost before reaching their planned target depths, often within mineralized zones.  Data for drill holes 1 and 2 are not included as generally poor core recovery did not allow for proper sampling to be carried out.

Drill holes # 3 through 12, significant intervals:

DRILL HOLE #	FROM (m)	TO (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock type
04BAH-03	28.04	49.38	21.34	3.11%	.09	19.42	1.25	breccia pipe/skarn
04BAH-04	21	79	58	0.72%				Chalcocite blanket/QFP/breccia skarn
Including	21	45	24	1.16%	.02	3.23	.02	Chalcocite blanket/skarn/QFP
Including	63	79	16	0.76%	.05	9.67	0.60	breccia pipe/skarn
04BAH-05	14	122.43	108.43	0.63%				Chalcocite blanket/QFP/marble/ breccia skarn
Including	14	32	18	0.69%	.02	4.83	.14	Chalcocite blanket/skarn/QFP
Including	101.19	122.43	21.24	1.61%	0.10	21.39	0.58	breccia pipe/skarn
O4BAH-06	1.5	37	35.5	3.08%	0.14	15.37	0.09	breccia pipe/skarn
04BAH-07	2.74	44.00	41.26	2.18%	.13	15.59	0.11	breccia pipe/skarn
04BAH-08								abandonned
04-BAH-09	12.8	19.1	6.3	0.63	0.05	4.3	0.08	QFP/Skarn
	76.6	87.5	10.9	0.63	0.03	6.4	0.11	skarn
04-BAH-10	18.9	31.5	12.6	0.65	0.02	1.3	0.2	Seds/skarn
	39.3	49.2	9.9	0.68	0.06	4.4	0.19	Skarn
	64.6	76.9	12.3	0.34	.04	2.6	0.07	Skarn
04-BAH-11	37.2	60.1	22.9	1.14	0.18	6.9	0.06	Sediments/Skarn breccia/QFP
including	41.3	51.2	8.9	2.07	0.22	9.6	0.10	Skarn breccia
04-BAH-12								abandonned

Drill holes #13 and 14, significant intervals:

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Mo (%)	Zinc (%)	Lead (g/t)	Silver (g/t)	Gold (g/t)	Rock Type
BAH13*	53.3	77.05 (EOH)	23.75	0.41						Chalcocite blanket
BAH-14	7.3	60	52.7	0.25				2.3		Chalcocite blanket
	120	225.15	105.15	0.42	0.008	0.16		5.2	0.04	Mixed
Including	162	180	18	1.20		0.35		13	0.13	Breccia/skarn
Including**	216	225.15 (EOH)	9.15	0.37	0.032	0.29	0.40	6	0.02	PORPHYRY

Drill hole 15, significant intervals:

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Zinc (%)	Silver (g/t)	Gold (g/t)	Rock Type
04-BAH-15	16	159	143	0.71	0.22	6		Mixed
Including	28	60	32	1.17		4		Chalcocite blanket
Including	120	159	39	1.02	0.69	13	0.10	Breccia/skarn
	159	160.7	1.7					No sample*
Including**	160.7	166.3 (EOH)	5.6	2.15	0.62	31	0.24	Breccia/skarn

Drill holes #16 and 17, significant intervals:

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-16*	32	148	116	0.35		2			Seds+minor QFP
BAH-16	158	186.8	28.8	0.37	0.04	4	0.14	0.05	QFP+/-skarn
BAH-16	186.8	217.2 (EOH)	30.4	0.57	0.03	5	0.17	0.023	QFP, minor skarn, sheared QFP

BAH-17	174.5	191.4	16.9	0.80	0.07	13.7	0.31		Skarn/breccia

RC Drill holes #2-5, significant intervals:

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock Type
RC-2	1.52	10.67	9.15	0.18	0.03	8.92	0.27	Lst/skarn
Including	10.67	13.72						No sample (adit)
RC 2	13.72	126.5	112.78	1.29	0.12	26.58	1.07	Mixed
Including	48.78	85.37	36.59	1.81	0.14	22	2.03	Skarm/breccia
RC-3	27.44	73.17	45.73	0.92				Chalcocite blanket
	83.37	96.04	12.67	0.77	0.11	12.65	0.73	Sedimetns/breccia
	96.04	140.24	44.20	0.15				QFP
RC-4	44.21	70.12	25.91	0.60				Chalcocite blanket
	79.27	89.94	10.67	0.33				Mixed sed/QFP
	123.48	150.91	27.43	0.27				Mixed Sed/QFP
RC-5	12.20	32.01	19.81	0.53				Sediments
	96.04	160.06	64.02	0.31%		2.35		QFP

*Drill holes RC3, 4 and 5 all ended in low grade mineralization.

Los Alisos Low Sulphidation gold-silver epithermal target, (+/- 1.2 Km west of Main Zone porphyry Complex)

RC Drill holes #8-11, significant intervals:

Hole #	From (m)	To (m)	Interval (m)	Gold g/t	Silver g/t	Zinc %
05-RC-8	16.76	24.38	7.62	3.0	34	0.53
including	19.81	21.33	1.52	9.84	18.6	0.94
05-RC-9	22.86	32	9.14	2.18	182	Anomalous
including	25.9	27.43	1.52	9.62	822	Anomalous
and	35.05	47.24	12.19	2.7	38.7	1.57
including	44.2	45.72	1.52	9.53	111	4.32

05-RC 10 and 11: strong quartz veining with anomalous gold, silver and zinc

Further surface sampling was also conducted in areas of new mechanized trenching.  Significant results for those sections include the following results, along with the drill hole vicinity in which the sampling was performed.

Trench area	Composite interval length	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock type
Section, hole # 10	18 metres	1.25				Endo and exoskarn
Section, hole #12	15 metres	1.21	0.18	19.7	0.14	Skarn breccia
Section, Hole #9.	24 metres	0.51				Oxidized porphyry
Section, Hole #9.	21 metres	1.12	0.06	9.26	0.38	Endo and exoskarn
Section, Hole #9.	30 metres	0.72	0.04	7.9	0.35	Endo and exoskarn

Tyler’s Management believes that Phase 1 has accomplished its objectives, which were to confirm the continuity and grade of surface mineralization and obtain a better understanding of the geologic controls on mineralized zones. High grade breccia-skarn zones have been traced at surface over a strike length exceeding 1,200 metres, and have been traced by drilling over a strike length of 500 metres, to depths of up to 100 metres.  The average width of this unit in drilling to date is approximately 24 metres and the weighted average grade of drill sections is 2.29% copper, 0.12 g/t gold, 15.9 g/t silver and 0.40% zinc. The breccia unit remains open along strike and at depth.  A supergene enrichment blanket has also been confirmed although its extent remains poorly defined.  Encouraging grades within stockwork veined QFP in the northern part of the area tested during Phase 1 include 3.05 metres grading 0.73% Cu and 3.05 metres grading 0.18% Copper and 0.35 g/t gold at the end of drill hole #11.  Combined with surface chip samples in variably leached intrusion grading 0.51% Cu over 24 metres and 36 metres grading 0.40% copper, this provided an excellent porphyry copper target currently being tested during Phase 2.

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

Estimates of minimum interpreted true widths for continuous chip sample sections was made by consensus by the three geologists involved on the project and have taken into account the following factors: geology, topography, geological controls on mineralization and degree of exposure along particular sections. Estimated true widths of mineralization as reported for the 2001 program disclosure are generally considered by Tyler to be accurate to conservative.

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

2003 Underground Sampling

Data verification for the August 2003 underground sampling program was carried out, independently, by Keith McCandlish, P.Geol., of Associated Mining Consultants Ltd. (“AMCL”).

Underground channel/chip samples were collected by staff from Mineras Cascabel S.A. de C.V. (a consulting/exploration services group based in Hermosillo, Mexico) and Tyler. Keith McCandlish was present during the sample collection phase.

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

Continuous chip samples ranging in length between 1 m-2 m were chiseled by hand from the freshly exposed wall and collected in a sample rig placed directly under the sample interval. The hard nature of the host material precluded this being considered as a true channel sample, however, in AMCL’s opinion the samples were representative.

The samples were bagged, labeled, sealed and returned to the base camp. At the camp the samples were opened and logged, photographed and representative chips collected for mineral identification by J.P. Jutras. Keith McCandlish selected 11 samples from different lithologies which were then split in the field and the split re-bagged with a different field sample number. Tyler was not permitted to observe this procedure. All of the samples bags were sealed by Keith McCandlish and subsequently placed in 20 plastic pails which were then sealed using AMCL tamper proof seals. The pails were shipped by burro to the village of La Reforma and by truck to the ALS-Chemex sample preparation facility in Hermosillo, Mexico accompanied at all times by Keith McCandlish. Some plastic pails were opened and inspected by Mexican Federal Police in a routine drug inspection. Opened pails were re-sealed and all were delivered to ALS-Chemex.

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

(ix)

Mineral Resource And Mineral Reserve Estimates

Work to date has not outlined a mineral resource or a reserve according to currently accepted Canadian Institute of Mining, Metallurgy and Petroleum guidelines.  As of the date of this report, there are no known reserves on the property and Tyler’s proposed programs are exploratory in nature.

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

The presence of mineralization similar to or potentially genetically related to that seen at the Main Zone outline mineralization forming processes active over an area of more than 25 km2.

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

Conclusions

Further exploration is warranted on the property with the objective to establish a resource base within the Main Zone complex.  Both the mineralized intrusions and related high grade skarns should be adequately drilled over the span of the system known to date.  Drilling is being conducted to also permit the evaluation of the host volcano-sedimentary sequence. The availability of heavy equipment (bulldozer) during a drilling program should provide an excellent opportunity to extend mechanized trenching of the Main Zone to the north as well as initiate proper trenching of the East skarn body.

(xi)

Recommendations

Phase 2 work will include further mechanized trenching and a minimum initial 3,000 to 5,000 metres of drilling to expand the area of present discoveries along strike to the north and south, to the west and at depth. An independent technical evaluation of drilling techniques and relatively poor performances in terms of core recoveries conducted during Phase 1 is expected to lead to an improved drilling rate and core recoveries in Phase 2.

Other targets to be drilled evaluated outside of the main zone include an electromagnetic geophysical conductor in excess of 1 km in length believed to be related to unexposed sulphide bearing mineralization in the north west corner of the property, the Los Alisos epithermal gold-silver occurrence in the center of the property, and the Mina Mexicana high grade copper-gold bearing skarn/breccia complex located to the immediate south east of the area tested during Phase 1.

Tyler will continue drilling and other exploration activities on the property so long as exploration results so warrant, and capital is available.

Weedy Lake Property, Saskatchewan

(i)

Location, Size and Net Interest

The Weedy Lake Property had been a lease, however, it was restaked as a claim in 1999 and the claims will expire in approximately nine years without further exploration work.  Annual assessment work of $11,925 is required, however an excess expenditure credit of $240,000 is available to be applied against this obligation.

Tyler acquired its interest in the Weedy Lake Property pursuant to an option and joint venture agreement with CDG.  CDG subsequently sold its 49.9% interest in the property to Golden Band. Tyler has incurred a total of $2,000,000 in exploration expenditures to earn a total interest of 50.1%.  As at July 31, 2004 the joint venture interests in the Weedy Lake Property were as follows:

Name of Participant	Interest
Tyler	50.1%
Golden Band Resources Inc.	49.9%
TOTAL	100.0%

During the year ended July 31, 2002, Tyler entered into an option agreement with Golden Band, whereby Golden Band can earn 50% of Tyler’s interest in the property (a 25.05% interest).  In order to earn the interest, Golden Band must incur a minimum of $100,000 of exploration expenditures on the property in each of the first three years and a minimum of $1,500,000 in aggregate over the four years ending December 31, 2005.  Golden Band was notified by Tyler that it is in a default position with regards to the option agreement, and that it intends to renegotiate the agreement.  Golden Band did not incur the minimum amount of exploration expenditures to keep its option in good standing.  Tyler has agreed that Golden Band will undertake a scoping study which will serve as the basis for negotiations on the acquisition by Golden Band of Tyler’s remaining 50.1% equity in the Weedy Lake property by Golden Band and that, in the meantime, Tyler will temporarily suspend the non-compliance provisions of the Weedy Lake option agreement.

(ii)

Known Reserves

There are no known reserves on the Weedy Lake Property and the proposed exploration program is exploratory in nature.

(iii)

Summary of Exploration and Development Results

On October 1, 1986, Tyler entered into an option and joint venture agreement (the “JVA”) with CDG which had participated in exploration activities on the Weedy Lake Property since 1980.  During the period 1986 to 1990, Tyler drilled a total of 88 holes (for a total of 15,532 metres (50,959 feet)) on the Weedy Lake Property.  No exploration programs were carried out during the period 1990 to September 30, 1995.  During fiscal 1996, Tyler carried out a two phase diamond drill program in which it drilled an additional 57 holes.  The purpose of the program was to complete the evaluation of the previously defined gold mineralization and to generate the information necessary to determine whether or not economic levels of mineralization were present to consider an underground exploration program.  During fiscal 1997, a re-compilation and re-interpretation of all diamond drill hole data was undertaken.  No work was carried out in the period of 1998 to 2002.

In 2002 and 2003, Golden Band conducted some till sampling on the property and recompiled historical data in order to generate new exploration targets.

Carat and Kelsey Properties, Northwest Territories

Tyler has entered into an option agreement with a non-related company, whereby the optionee can acquire Tyler’s interest in its Carat and Kelsey, Northwest Territories diamond properties. The optionee must pay $300,000 cash ($150,000 received), issue 300,000 (200,000 received, with a deemed value of $52,500), of its shares and 200,000 warrants (100,000 received, with a deemed value of $Nil) over approximately two years in order to earn its interests.

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

(ii)

Research and Development Expenditures

Mineral exploration expenditures incurred in the last three fiscal years ended July 31, 2004 and to January 31, 2005 refer to page 25.

(iii)

Environmental Protection

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations.  To Tyler’s knowledge, it is in compliance with all environmental laws and regulations in effect in Mexico, the Northwest Territories and Saskatchewan.

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

Chartered Accountant and partner with Smith Cageorge Perry, Chartered Accountants, Calgary.  Chief Financial Officer of CDG Investments Inc., Maglin Furniture Systems Ltd. and Aloak Corp., and President of Alberta-Pacific Management Ltd.

Name, Municipality of Residence	Current (or First and Last) Position with Issuer	Principal Occupation for the Past Five Years
Lesley Hayes Calgary, Alberta	Director	Self-employed consultant from 2002 to date. From 1999 to 2002 Practice Manager Creative Services, Burntsand Inc. Director of Northern Abitibi Mining Corp.
Jean Pierre Jutras Calgary, Alberta	President, Chief Operating Officer and Director	Self-employed Professional Geologist, Vice President and Director of Manson Creek Resources Ltd. and Northern Abitibi Mining Corp.
Shane Ebert Burnaby, B.C.	Director

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

Barbara O’Neill Airdrie, Alberta	Secretary	Corporate Secretary of Tyler, Manson Creek Resources Ltd., Northern Abitibi Mining Corp. and Aloak Corp.; Executive Assistant; Secretary of CDG Investments Inc.

The following table sets forth the annual high and low market prices for Tyler’s stock on the Toronto Stock Exchange under the symbol “TYS” (until August 2000) and then under the symbol “TYS” on the TSX Venture Exchange (from August 2000 to date) for Tyler’s five most recent full financial years:

Year ended July 31,	2004 Cdn$	2003 Cdn$	2002 Cdn$	2001 Cdn$	2000 Cdn$
High	.40	.07	.17	.24	.10
Low	.035	.03	.06	.03	.06

The following table sets forth the high and low market price for Tyler’s common shares during each fiscal quarter of Tyler for the two most recent fiscal years:

	Sale Price
	TYS
Quarter Ended
Fiscal 2005	Low Cdn$	High Cdn$
January 31, 2005	.33	2.18
October 31, 2004	.19	.44
Fiscal 2004	Low Cdn$	High Cdn$
July 31, 2004	.17	.36
April 30, 2004	.19	.40
January 31, 2004	.06	.21
October 31, 2003	.035	.07
Fiscal 2003	Low Cdn$	High Cdn$
July 31, 2003	.025	.05
April 30, 2003	.03	.08
January 31, 2003	.03	.08
October 31, 2002	.04	.08

The following table sets forth the high and lost market prices for Tyler’s common shares for each month during the most recent six months:

Month Ended	Low Cdn$	High Cdn$
September, 2004	.20	.30
October, 2004	.25	.44
November, 2004	.33	.90
December, 2004	.55	1.22
January, 2005	.68	2.18
February, 2005	1.41	1.93

Manson Creek Resources Ltd.

The information provided on Manson has been compiled from publically available documents located at www.sedar.com

Manson is publicly listed on the TSX Venture Exchange under the trading symbol MCK.  Manson is a mineral exploration company that is in the exploration stage, and all of its property interests are without known reserves and its proposed programs are exploratory in nature.  The underlying value of Manson’s mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to advance its properties beyond the exploration stage, and upon future profitable activities.

Manson does not have significant sources of revenue from its activities and relies on equity financings to finance exploration on its properties.  The only source of revenue in the immediately three preceding fiscal years ended September 30, 2004, 2003, and 2002 was interest income derived from holding cash in short-term investment vehicles such as term deposits and brokerage cash accounts.  Manson’s revenue for the past three fiscal years ended September 30, and the three months ended December 31, 2004 is summarized as follows:

	2002	2003	2004	Three months ended December 31, 2004
Interest revenue	$12,670	$6,799	$5,801	$904

At December 31, 2004, Manson had positive working capital of $140,000.  Due to a recent private placement that contributed approximately $725,000 to Manson, management of Manson believes, there is sufficient cash available to fund operations in the next twelve months as well as an exploration and acquisition program.

Manson does not have significant tangible capital assets, except as disclosed below. Its most substantial assets are its mineral properties.  Expenditures on these properties for the most recent three fiscal years and the three months ended December 31, 2004 are summarized below:

	Balance Sept 30/01	Costs Fiscal 2002	Costs Fiscal 2003		Costs Fiscal 2004	Balance Sept 30, 2004	Costs Oct 1/04 to Dec 31/04		Balance Dec 31, 2004
Acquisition
NAD, Yukon	22,991	-	9		-	23,000	(23,000)	e	-
Tanner, Yukon	5,610	9,580	-		10,000	25,190	-		25,190
JRS, Yukon	286	599	-		-	885	-		885
Other	42,372	435	(42,807)	a	-	-	-		-
CR, British Columbia	-	-	-		12,675	12,675	-		12,675
Total Acquisition	206,412	10,614	(42,798)		22,675	61,750	(23,000)		38,750
Exploration
NAD, Yukon	501,671	7,448	1,025		-	510,144	(510,144)	e	-
Tanner, Yukon	102,935	101,256	(3,511)	b	7,170	207,850	887		208,737
JRS,Yukon	120,505	94,847	(12,701)	c	-	202,651	-		202,651
CR, British Columbia	-	-	-		77,337	77,337	8,496		85,833
Other	204,156	72,601	(276,757)	d	-	-	-		-
Total Exploration	929,267	276,152	(291,944)		84,507	997,982	(500,761)		497,221

a)

Costs of $5,909 net of write-offs of $48,716.

b)

Costs of $12,089 net of exploration incentives of $15,600.

c)

Costs of $2,099 net of exploration incentives of $14,800.

d)

Costs of $18,475 net of exploration incentives of $11,300 and write-offs of $283,932.

e)

Manson’s Management determined that the NAD property should be written-off during the period as Manson’s management believed financial resources were better devoted to other properties.

Manson has been concentrating its exploration in the past three years on prospective silver/lead/zinc properties in the Yukon Territory, Canada.  It currently has a 100% interest in three mineral properties covering approximately 6,200 hectares.  Further, during fiscal 2004 Manson entered into an option agreement to acquire the CR property in British Columbia.  Manson has paid $7,500 and issued 50,000 common shares, with a deemed value of $5,000 pursuant to the option agreement and is further committed to issue 525,000 common shares and pay $85,000 over the next 5 years in order to acquire the property.

Manson plans to undertake a prospecting program on the Tanner property with a budget of $30,000.  With a portion of the $725,000 net private placement proceeds from the February, 2005 private placement Manson will undertake a drill program on the CR property estimated to aggregate $150,000 and will investigate other prospective properties.

The following provides details of Manson’s most significant properties:

JRS Property, Yukon

(i)

 Location, Size and Interest

The JRS property, located in the Yukon Territory was acquired through staking by Manson in 2001 and is 100% owned by Manson. It consists of 25 claims covering 522 hectares (1,290 acres) and is located approximately 10 kilometers south west of the Rusty Property.  The property is located on NTS map sheets 106 C/4 and 106D/1.

(ii)

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the properties is by helicopter either from Whitehorse (400 Km), Mayo (110  Km) or from the Rackla Airstrip (30 Km)  where Manson maintains a summer field camp and staging area accessible by fixed wing aircraft.

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

(iii)

History

Grassroots exploration work consisting of stream and soil sampling is known to have been conducted in this area in the late 1970’s.  The claims were known at the time as the ROD/COOKER and later EDINA claims.  This work led to the identification of a small carbonate hosted silver-lead-zinc showing which was drilled with no success.  All previous claims in this area lapsed in the period from 1978 to 1985.

(iv)

Geological Setting

Published regional maps show the area of the property to be underlain by Hyland group carbonate rocks to the south and Earn Group Shales to the north.  Field mapping in 2001 outlined the presence of quartz-sericite-schists interpreted to be metamorphosed felsic volcanics, siliceous exhalative horizons or volcanically derived tuffs. These units occur at the base of the exposed shale sequence and may represent a sub-unit of the shale package or a transition to a volcanic sequence.  Further mafic volcaniclastic rocks have also been recognized stratigraphically higher in the sequence, near the transition between the shales and overlying clastic and carbonate units.

Regional geology maps show the shales identified on the JRS property as part of the Earn Group.

(v)

Exploration

Field exploration commenced in the JRS property area  in the summer of 1998 and consisted of helicopter supported stream sediment geochemical sampling and prospecting

The stream geochemical program was carried out by consultants to Manson and a total of some 600 stream sediment samples were collected in 1998, a portion of which came from the Craig and NAD properties.  Sampling was generally carried out along a 500 meter interval over drainages found on the properties.  The samples were dried and sent to the lab where they were sieved and the –80 mesh portion was analyzed for 32 elements with a standard ICP procedure.  A number of anomalies were observed in the JRS area which were not explained by previously identified mineralization.

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

Three further styles of mineralization were identified during the 2001 field program.  A large oxidation zone at the transition between black shales and quartz-sericite schists remains to be tested by drilling to establish if the unoxidized protolith of this zone corresponds to Marg style VMS mineralization.  Sulphide bearing shales were also recognized and grab sampled, often returning highly anomalous values of lead and zinc in the 1,000’s of ppm range.  Thirdly, nickel and zinc bearing shales (0.35% Zinc, 0.45% Nickel) have been recognized on the JRS property and may be related to stratabound Nick style mineralization as recorded in other parts of the Selwyn basin.

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

(vii)

Drilling

Drilling in 2002 at the JRS property has positively identified new mineralized massive sulphide occurrences. Numerous intervals of pyrite dominated syngenetic massive sulphide that were intersected are now known to carry precious and base metals.  Gold values ranged from nil up to 0.38 g/t in massive sulphides, silver ranged up to 27.6 g/t, zinc values ranged up to 4180 ppm (0.42%) and copper values ranged up to 2760 ppm (0.28%).  Nickel, tin, arsenic, molybdenum and mercury were also found to be anomalous.  Highly anomalous metal values occur through intervals of shales and semi-massive to massive sulphides and the distribution of the metals is still poorly understood at present.  It would appear at this time that higher copper and gold values are often related to massive sulphide intervals while higher zinc values are found in black shale sections with disseminated to semi-massive sulphide bands and minor barite.

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

(xii)

Exploration

Although there remains potential for exploration of further targets for each style of mineralization at JRS, in the present absence of clear indications of richer mineralization and given the high logistical cost of exploration activities on the property at this time, no further work is planned in the near future on the JRS property.

Tanner Property, Yukon

(i)

 Location, Size and Interest

The Tanner property was acquired through an initial purchase agreement with a local prospector for 8 claims in 2000 and the further staking by Manson of 36 claims in 2001 and a further 70 claims in 2002 which are 100% owned by Manson. The property vendor retained a 2% Net Profits Interest in 8 claims of the property which is repurcheasable by Manson for $600,000.  The property now consists of 114 claims covering 2,382 hectares (5,884 acres) and is located approximately.  The property is located on NTS map sheet 106 C/3.

(ii)

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the properties is by helicopter either from Whitehorse (400 Km), Mayo (110  Km) or from the Rackla Airstrip (18 KM)  where Manson maintains a summer field camp and staging area accessible by fixed wing aircraft.

Whitehorse is the nearest populated center out of which logistical support for the property is available.  There is no local infrastructure that could support mining activities.

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

Clastic and carbonate rocks similar to those on JRS occur above the shales and exhibit the same structural relationship with the underlying lithologies than that observed on other properties in the area.  The target area on the Tanner property occurs within the shale package.

(v)

Exploration

Field exploration commenced in the Tanner area in the summer of 1998 and consisted of helicopter supported stream sediment geochemical sampling and prospecting.

The stream geochemical program was carried out by consultants to the company and a total of some 600 stream sediment samples were collected in 1998, a portion of which came from the Craig and NAD properties.  Sampling was generally carried out along a 500 meter interval over drainages found on the properties.  The samples were dried and sent to the lab where they were sieved and the –80 mesh portion was analyzed for 32 elements with a standard ICP procedure.  Although no high geochemical signatures were recognized on Tanner, a very significant transported gossan was noted to occur at the head of a stream covered by the regional sampling work.

In 2000, a 40 man day mapping program was carried out in the vicinity of the gossan identified in 1998.  Two similar gossans were found within a 3 kilometer radius of the first such occurrence.  Bedded barite was identified in the vicinity of two of these gossan occurrences and the presence of finely laminated pyrite beds within the shales was noted.  The absence of any significant oxidizing sulphides in the area that could account for the large gossans observed at the head of creeks prompted Manson to include the Tanner area as part of the airborne geophysical coverage in 2001.

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

Description of geological units and summary of assay results:

Black shales (mudstones to argillites, locally moderate to strongly graphitic): These units consistently display mm to cm scale bedding constrained pyritic layers which make up between 4 to 8% of the rock on average.  Significant increases in the amount of sulphide mineralization can be seen in a number of intervals in both holes leading to sections a few meters in length where total laminated sulphide content of the shales can be up to 50-70% of the host rock.  The shales are characterized by elevated values of gold (to 0.13 ppm), silver (to 5.2 ppm), arsenic (to 240 ppm), mercury (to 4 ppm), molybdenum (to 83 ppm), antimony (to 21 ppm), strontium (to 176 ppm), vanadium (to 377 ppm) and zinc (to 1370 ppm).

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

Bedded barite unit: This unit was encountered stratigraphically below the breccia on the second drill hole, the first drill hole having stopped within the breccia unit.  It consists of grey to black shales with thin rhythmic laminae of pyrite throughout and 50 to 70% barite in layers ranging from a few mm to 2-3 cm.  The complete 20 meter section through this unit returned 26.9% barium oxicide by fusion analysis.  A few intervals also returned anomalous gold values (0.01 to 0.11 g/t Au).

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

(x)

Mineral Resource and Mineral Reserve Estimates

As no mineralization has been found to date in this area, there have been no resource or reserve estimates previously calculated.  This property is without known reserves and Manson’s proposed programs are exploratory in nature.

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

CR Property, British Columbia

The CR property consists of 38 staked and contiguous registered units totaling approximately 950 hectares and is considered prospective for base and precious metal bearing porphyry, vein and skarn type deposits.  The property is road accessible.

The 100% interest in CR is to be purchased by Manson Creek over 6 years for cash consideration of $92,500 and the issuance of 575,000 shares.  The property vendor will retain a 1.5% NSR (Net Smelter Royalty), 1% of which Manson Creek may elect to repurchase for the amount of $1,000,000.

The CR property is a grass roots property located 17 km southwest of Houston, British Columbia. Field work to date has identified a large prospective coincident copper in soils and geophysical anomaly in previously untested areas of the property. The anomaly is interpreted to be related to a mineralized porphyry style system under shallow cover and warrants further work, including drill testing.

A large zone of porphyry Cu-Mo mineralization had historically been outlined at the South porphyry zone associated with an east-west trending zone of porphyritic intrusions. The South zone mineralized porphyry has now been mapped over 700 meters in length by 100 to 180 meters in width. Historic drill results from exploration programs in 1966 and 1967 encountered numerous mineralized intervals within the porphyry, with grades of 0.25 to 0.36% copper and 0.03 to 0.038% molybdenum.

The 2004 field program, conducted from August 11th to the 28th, included geologic mapping, 412 meters of backhoe trenching, rock and soil sampling, and a ground magnetometer survey. A total of 172 rock and 510 soil samples were collected and analyzed by ALS Chemex in Vancouver. Trenches encountered significant mineralized intervals in the porphyry complex including 30 meters grading 0.12% copper and 0.036% molybdenum and 18 meters grading 0.25% copper and 0.031% molybdenum in continuous representative chip sampling. All trenches in the South porphyry zone were dug into partially oxidized rocks over the porphyry and confirmed the presence of large zones of low-grade porphyry copper-molybdenum-gold mineralization with locally higher grades.

Manson has reported that a large prospective soil geochemical and geophysical anomaly, called the Burn anomaly, has been identified in a shallow covered area immediately west of, and on strike with, the South porphyry zone. The Burn anomaly encompasses a zone 500 by 200 meters with copper in soils greater than 100 ppm, including a core 280 meters by 70 meters with copper in soils ranging in values from 750 ppm to 16,500 ppm (1.65% copper). The geochemical signature at the Burn anomaly is significantly stronger than the copper in soil anomaly associated with the previously documented adjacent South porphyry zone, and coincides with a magnetic anomaly that is interpreted to reflect an unexposed intrusive body. Manson considers that a buried intrusive body with higher grades than the ones previously documented at the south zone may be the source of the geochemical anomaly and that it provides a strong target for further testing.

Two coincident soil geochemical and geophysical anomalies have also been identified at the North zone. One anomaly is centered over outcrops of porphyritic intrusion where past shallow drill holes have encountered grades of 0.1 to 0.39% Cu, and consists of a 225 by 60 meter zone with Cu in soils greater than 250 ppm. With the exception of 2 shallow (less than 24 meters depth) narrow diameter X-ray core holes this anomaly has not been drill tested previously. A similar anomaly is located 200 meters to the northeast and contains a 400 by 60 meter zone with Cu in soils greater than 100 ppm.

Manson is very encouraged by the results of its first phase of exploration at the CR property. The program has confirmed the presence of a large zone of low-grade porphyry copper-molybdenum-gold mineralization at the South porphyry zone, expanded targets at the North porphyry zone, and identified a new high-priority exploration target at the Burn anomaly.

Business in General

(i)

Competitive Conditions

Significant competition exists for mineral exploration opportunities.  As a result of this competition, some of which is with large, established mining companies with substantial capabilities and greater financial and technical resources than Manson, Manson may be unable to acquire rights to exploit additional attractive exploration properties on terms it considers acceptable.  Accordingly, there can be no assurance that Manson will acquire any interest in additional projects.

(ii)

Research Expenditures

Refer to page 44/45 re. mineral exploration expenditures.

(iii)

Environmental Protection

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations.  To Manson’s knowledge, it is in compliance with all environmental laws and regulations in effect in the Yukon and British Columbia.

Federal requirements are administered by Environment Canada; Fisheries and Oceans; the Department of Indian Affairs and Northern Development and Transport Canada.  Environmental laws and regulations that have a potential impact on Manson’s properties include those that protect air quality, water quality, archaeological sites, migratory birds, animals, marine mammals and fish.  Other important laws and regulations are those that regulate mine developmental land use, water use and disposal, release of contaminants, water spills, spill response, the transport of dangerous goods and the maintenance of navigable channels.

Territorial requirements are administered by the Departments of Education, Culture and Employment;  Renewable Resources, Transportation and Safety and Public Services.  Laws and regulations that might impact Manson’s properties include those that protect heritage resources, wildlife, the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides.

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

Currently a Research Associate with the Mineral Deposit Research Unit (MDRU) of the University of British Columbia, coordinating an industry funded research program concentrating on intrusion related gold mineralization in the Yukon and Alaska.  President of Hot Spring Gold Corporation which acquires and explores for epithermal precious metal prospects in the Western United States.  Director of Tyler Resources Inc. and Director of Northern Abitibi Mining Corp.

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

Barbara O’Neill Airdrie, Alberta	Secretary	Executive Assistant and Corporate Secretary of CDG Investments Inc. Corporate Secretary of Northern Abitibi Mining Corp., Aloak Corp., Tyler Resources Inc. and Manson.

The following table sets forth the annual high and low market prices for Manson’s stock on the Toronto Stock Exchange under the symbol “MCK” (until August 2000) and then under the symbol “MCK” on the TSX Venture Exchange (from August 2000 to date) for Manson’s five most recent full financial years:

Year ended September 30,	2004 Cdn$	2003 Cdn$	2002 Cdn$	2001 Cdn$	2000 Cdn$
High	.18	.08	.11	.15	.12
Low	.04	.04	.04	.03	.05

The following table sets forth the high and low market price for Manson’s common shares during each fiscal quarter of Manson for the two most recent fiscal years:

	Sale Price
	MCK
Quarter Ended
Fiscal 2005	Low Cdn$	High Cdn$
December 31, 2004	.08	.12
Fiscal 2004	Low Cdn$	High Cdn$
December 31, 2003	.04	.10
March 31, 2004	.08	.16
June 30, 2004	.085	.18
September 30, 2004	.07	.14
Fiscal 2003	Low Cdn$	High Cdn$
December 31, 2002	.03	.06
March 31, 2003	.04	.09
June 30, 2003	.03	.06
September 30, 2003	.035	.085

The following table sets forth the high and low market prices for Manson’s common shares for each month during the most recent six months:

Month Ended	Low Cdn$	High Cdn$
September, 2004	.07	.14
October, 2004	.085	.12
November, 2004	.08	.12
December, 2004	.09	.12
January, 2005	.105	.25
February, 2005	.14	.275

Northern Abitibi Mining Corp.

The information provided on Northern Abitibi  has been compiled from publicly available documents located at www.sedar.com

Northern Abitibi is publicly listed on the TSX Venture Exchange under the trading symbol “NAI”.  Northern Abitibi is a mineral exploration company that is in the exploration stage, and all of its properties are without known reserves and its proposed programs are exploratory in nature.  The underlying value of Northern Abitibi’s mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to advance its properties beyond the exploration stage, and upon future profitable activities.

Northern Abitibi does not have significant sources of revenue from its activities and relies on equity financings to finance exploration on its properties.  The only source of revenue in the immediately three preceding fiscal years ended September 30, 2004, 2003 and 2002 was interest income derived from holding cash in short-term investment vehicles such as term deposits and brokerage cash accounts.  Northern Abitibi’s revenue for the past three fiscal years ended September 30, 2004, 2003, and 2002 and the three months ended December 31, 2004 is summarized as follows:

	2002	2003	2004	Three months ended December 31, 2004
Interest revenue	$7,212	$2,037	$1,217	$151

At December 31, 2004, Northern Abitibi had positive working capital of approximately $32,000.  Northern Abitibi has reduced discretionary costs wherever possible, however its management determined that equity or debt financing would be required in order to cover administrative expenditures for the 2005 fiscal year.  Northern Abitibi completed a private placement in early March 2005 that netted approximately $725,000.  These funds will be used to investigate and acquire new mineral properties and to fund its activities.

Northern Abitibi does not have significant tangible capital assets and no commitments to acquire same.

During the year-ended September 30, 2004, Northern Abitibi wrote-off all of its mineral properties. The Keni property was returned to the vendor during the year. Although Northern Abitibi continues to hold interests in a prospective gold property in Quebec and a prospective nickel/copper/cobalt property in Newfoundland and Labrador, it did not have sufficient funds to further exploration, and has been unable to interest a third party in financing further exploration on these properties.

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

50

(ii)

Research and Development Expenditures

Northern Abitibi wrote-off all its mineral properties in 2004.  There were no costs incurred in the three months ended December 30, 2004.  The following summarizes mineral exploration expenditures during the three years ended September 30, 2004:

	Balance Sept 30/01	Costs Fiscal 2002		Costs Fiscal 2003		Costs Fiscal 2004		Balance Sept. 30, 2004
Acquisition
South Voisey Bay, Labrador	150,126	-		-		(150,126)	e	-
Douay Joutel, Quebec	141,960	10		2,810		(144,780)	f	-
Keni, Nunavut	-	51,771		5,250		(57,021)	g	-
Other	868	3,520		(4,388)	b	-		-
Total Acquisition	292,954	55,301		3,672		(351,927)		-
Exploration
South Voisey Bay, Labrador	1,946,355	6,639		1,600		(1,954,594)	h	-
Douay Joutel, Quebec	87,243	(6,350)	a	3,613		(84,506)	i	-
Keni, Nunavut	-	258,564		(37,190)	c	(221,374)	j	-
Other	40,514	34,624		(75,138)	d	-		-
Total Exploration	2,074,112	293,477		(107,115)		(2,260,474)		-

a)

Cost recoveries of $6,350.

b)

Costs of $1,451 less write-offs of $5,839.

c)

Costs of $3,200 net of write-offs of $17,890 and cost recoveries of $22,500.

d)

Costs of $2,101 net of exploration incentives of $19,531 and write-offs of  $57,708.

e)

Write-off of $150,126.

f)

Write-off of $144,780.

g)

Write-off of $57,021.

h)

Net recoveries of $4,800 and write-offs of $1,949,794.

i)

Costs of $312 net of write-offs of $84,818.

j)

Write-off of $221,374.

(iii)

Environmental Protection

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations.  To Northern Abitibi’s knowledge, Northern Abitibi is in compliance with all environmental laws and regulations in effect in Labrador and Quebec.

Federal requirements are administered by Environment Canada; Fisheries and Oceans; the Department of Indian Affairs and Northern Development and Transport Canada.  Environmental laws and regulations that have a potential impact on Northern Abitibi’s properties include those that protect air quality, water quality, archaeological sites, migratory birds, animals, marine mammals and fish.  Other important laws and regulations are those that regulate mine developmental land use, water use and disposal, release of contaminants, water spills, spill response, the transport of dangerous goods and the maintenance of navigable channels.

Territorial requirements are administered by the Departments of Education, Culture and Employment; Renewable Resources, Transportation and Safety and Public Services.  Laws and regulations that might impact Northern Abitibi’s properties include those that protect heritage resources, wildlife, the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides.

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

Dec. 6, 1996
Shari Difley Chief Financial Officer Calgary, Alberta	Self-employed Chartered accountant, Chief Financial Officer of Manson Creek Resources Ltd., previously Chief Financial Officer for Hixon Gold Resources Inc.	February, 1997
Barbara O’Neill Secretary Airdrie, Alberta	Corporate Secretary of Manson Creek Resources Ltd., Tyler Resources Inc., Aloak Corp. and CDG Investments Inc.	May 1993

The following table sets forth the annual high and low market prices for Northern Abitibi’s common shares on the TSX Venture Exchange under the symbol “NAI” for Northern Abitibi’s five most recent full financial years:

Year ended September 30,	2004 Cdn$	2003 Cdn$	2002 Cdn$	2001 Cdn$	2000 Cdn$
High	.12	.13	.17	.08	.15
Low	.035	.07	.07	.03	.02

The following table sets forth the high and low market price for Northern Abitibi’s common shares during each of fiscal quarter of Northern Abitibi for the two most recent fiscal years:

	Sale Price
	NAI
Quarter Ended
Fiscal 2005	Low Cdn$	High Cdn$
December 31, 2004	.035	.095
Fiscal 2004	Low Cdn$	High Cdn$
December 31, 2003	.06	.12
March 31, 2004	.075	.095
June 30, 2004	.05	.09
September 30, 2004	.035	.05
Fiscal 2003	Low Cdn$	High Cdn$
December 31, 2002	.05	.10
March 31, 2003	.07	.11
June 30, 2003	.07	.15
September 30, 2003	.08	.15

The following table sets forth the high and lost market prices for Northern Abitibi’s common shares for each month during the most recent six months:

Month Ended	Low Cdn$	High Cdn$
September, 2004	.035	.040
October, 2004	.035	.045
November, 2004	.04	.055
December, 2004	.045	.095
January, 2005	.07	.12
February, 2005	.08	.12

Other Investments

The Company held a 7% interest in Aloak Corp., with a carrying value of $21,000 at September 30, 2004.  The investment was sold subsequent to year-end for proceeds of $65,000.

The Company purchased 90,000 shares of RSX Energy Inc. and sold them subsequent to the year ended September 30, 2004 for a gain of $47,016.

C.

Subsidiaries

Waddy Lake Resources Inc. ("Waddy") was incorporated under the laws of the Province of Ontario on October 5, 1960.  On March 14, 1979, Waddy was continued under the provisions of the Canada Business Corporations Act.

The Company holds 51% of Waddy and prior to April 30, 2004 held 100% of Waddy since September 30, 1995.

The Company ceased to consolidate the operations of Waddy effective April 30, 2004 as the purchaser of 49% of the Waddy shares has taken over all operating decisions for Waddy. The Company has ceased to have significant influence over management and operating decisions.

The Company has invested in the following companies:

Subsidiaries/Investees	Percentage Ownership March 24/05	Jurisdiction of Organization
Waddy Lake Resources Inc.	51%	Federal
Golden Band Resources Inc.	16%	British Columbia
Manson Creek Resources Ltd.	25.7%	Alberta
Northern Abitibi Mining Corp.	20.6%	Quebec
Tyler Resources Inc.	18%	Alberta

D.

PROPERTY, PLANTS AND EQUIPMENT

The Company entered into a sublease agreement with Manson Creek Resources Ltd., a company related by virtue of certain common officers and directors, effective January 1, 2002, whereby it has agreed to pay its 25% share of lease costs plus lease operating costs until the termination of the lease on December 31, 2006.  The lease covers for 900 square feet of office space.  Annual base lease costs payable by the Company aggregate to $12,150.  The lease operating costs vary from year to year.  For Fiscal 2004 the Company’s portion of these costs aggregated to $10,000; committed amounts in each fiscal year ended September 30, until the lease terminates, are as follows:

2005

$12,150

2006

$12,150

2007

$3,050

See Item 7(B).

Item 5:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

With the sale of the Company’s Saskatchewan property portfolio to Golden Band, effective November 7, 2002, the Company became largely a holding company for investments in mineral exploration corporations.  Prior thereto, the Company had been in the business of exploring mineral properties in Canada and abroad. During the year ended September 30, 2004, the sale of the Company’s last remaining mineral property interest completed the Company’s transformation to an investment company with the goal of investing in primarily mineral exploration corporations.  See “Item 4: Information on the Company – A.  History and Development – 4. Significant changes or events – b) September 30, 2004 – Bahuerachi Sale.”  The Company’s only recurring source of income has been interest income relating to cash deposits on hand and overhead fee recoveries charged to third parties for whom the Company has incurred and rebilled administrative or mineral property expenditures.  With the Company’s new status as an investment company, its source of income will be from the sale of investments.

The following discussion of the results of operations of the Company for the fiscal years ended September 30, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 15 of the consolidated financial statements of the Company included herein. The noon rate of exchange on March 24, 2005, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.2157 (US$0.82= CDN$1.2157).

The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

A. OPERATING RESULTS

The following is a summary of operating results, outlining the individual corporate components of consolidated net earnings (loss).

	2004	2003	2002
Revenues	$24,096	$ 21,136	$ 23,668
Expenses and other:
General and administrative	(264,132)	(303,682)	(403,337)
Equity in loss of investees	(888,856)	(216,397)	(82,121)
Gain (loss ) on disposal of investments	370,669	(15,073)	1,279
Write-down of investments	(104,000)	(472,780)	(506,631)
Abandonment and write-down of mineral properties and equipment	(22,029)	(300,754)	(1,000)
Debenture interest	(59,100)	(30,601)	-
Gain on dilution of equity investment	459,300	-	-
Gain on sale of interest in Waddy Lake Resources Inc.	1,354,416	-	-
Gain on sale of Jolu Mill	-	554,487	-
Site restoration provision	-	(46,000)	-
Other	-	4,997	(5,071)
Current income taxes	-	-	(17,350)
Net Earnings (loss)	$870,364	$ (804,667)	$ (990,563)

Year ended September 30, 2004 compared to the year ended September 30, 2003

Revenue

There has not been a significant change in revenue from 2003 to 2004.

Other Income and Expenses

The Company has net earnings of $870,000 in the year ended September 30, 2004 versus a loss of $805,000 in the comparative period. The more significant contributing income items were the gain on sale of interest in Waddy Lake Resources Inc., (Waddy), gain on sale of investments and gain on dilution of investments recognized in fiscal 2004, (total income amount of $2,184,000). In the comparative period a gain on sale of the Jolu Mill contributed $554,000 to total earnings. The gain on sale of investments in the current period related primarily to the sale of 2,917,000 Golden Band shares for a gain of $344,000. Approximately $21,000 of the gain pertained to the sale of 1,100,000 shares of Aloak. The current period dilution gain pertained to the Company’s investment in Tyler Resources Inc. The Company’s interest in Tyler was diluted by 5% when Tyler completed a significant private placement at a share price of $.25 per share when the Company’s average carrying value of the investment was $0.06 per share. There was a $1.3 million gain on sale of 49% of the Company’s 100% interest in Waddy due to the fact that the Company had consolidated a significant deficit position in Waddy prior thereto.

The prior period gain on sale of the Jolu Mill related to the Company’s final divestment of Saskatchwan mineral property assets. The mill had been written-down to $1 during an extended period of declining mineral prices and was sold during a more buoyant market.

Equity in loss of investees increased $673,000 due primarily to the Company’s $695,000 share of Northern Abitibi Mining Corp.’s loss for the period. Northern Abitibi had written-off its mineral properties during the current year resulting in a significant loss.

In the current year there was a write-down of investments in the amount of $104,000. The Company’s investment in Northern Abitibi was written-down to market value at March 31, 2004 due to a prolonged low share price that was considered to be other than temporary. The prior year’s investment write-down pertained to Aloak shares.

During the current year mineral property and equipment was written-down by $22,000. The write-down pertained primarily to the Bahuerachi property that was written-down to its approximate fair value of $800,000 before it was sold to Tyler Resources. In the comparative period, the Company recorded reclamation expense of $46,000 regarding outstanding road reclamation that was not assumed by the purchaser of the Saskatchwan mineral properties.

Expenses

Debenture interest in the current period increased approximately $28,000 over the prior period. Debentures aggregating $287,500 were issued December 16, 2002 and debentures aggregating $262,500 were issued July 8, 2003. Hence the comparative period interest relates only to the part of 2003 that the debentures were outstanding. The current period interest relates to the full $550,000 of debentures for a full year.

General and administrative expenses declined approximately $40,000 from the comparative period. The more significant variances in the individual categories that comprise the total are as follows:

	2004	2003	Expense Increase (Decrease)
Procon legal costs	$67,851	$25,035	$42,816	1
Jolu Mill lease and insurance costs	-	52,815	(52,815)	2
Gerle Gold legal costs	107	13,310	(13,203)	3
Other expenses in aggregate	196,174	212,522	(16,348)
Total General And Administrative	$264,132	$303,682	$(39,550)

1.  A renewed legal effort was made during the current period to settle the Procon Lawsuit, culminating in a settlement described in note 8 to the financial statements of the Company. There should be no further related legal costs.  See Item 4(A)(4)(c) and Item 8.

2.

Prior to the sale of the Jolu Mill the Company was responsible for lease and insurance costs associated with the Jolu Mill. Effective with the sale in February, 2003, these costs ceased, hence there are no costs in fiscal 2004.

3.

A lawsuit with Gerle Gold regarding the ownership of a mineral property was completed in fiscal 2003, having been settled in favour of Gerle Gold. There was a small disbursements billing in fiscal 2004, however there will be no further legal costs regarding this issue.

The following is a discussion of significant changes in assets and liabilities that are not explained in the notes to the financial statements.

Cash

The change in cash balances is discussed under Operating Cash Flow which follows under B.

Due from Related Parties

The amounts due from related parties pertains to administrative costs charged to companies related by virtue of certain common officers and directors. At September 30, 2003 there was a receivable of approximately $25,000 from Tyler Resources Inc. when it was experiencing liquidity problems. Tyler has since received significant financing and is current with all of its liabilities to the Company. See Item 7(B).

Prepaids and Deposits

The increase in prepaids and deposits is due to the reclassification of the $44,500 reclamation deposit to the current category, as the Company expects the deposit to be released in the current year due to substantial completion of the required reclamation.

Marketable Securities

The Company had a $75,000 investment in RSX Energy Inc. at September 30, 2004 that was classified as a current asset due to the Company’s plan to sell the investment within a year. The investment was sold subsequent to year-end for gross proceeds of $122,000.

Reclamation Liability

The reclamation liability was reclassified as a current liability at September 30, 2004 as the purchaser of the property to which it pertained substantially completed the reclamation on the Company’s behalf and the amount is payable to the purchaser.

Of the $59,000 amount due to related parties at September 30, 2003, $56,000 was due to Tyler Resources Inc. for the Company’s share of Bahuerachi, Mexico mineral property expenditures.  The Company sold its remaining interest in Bahuerachi during the year ended September 30, 2004, therefore there was no such payable at September 30, 2004.

Waddy Lake Liability

As disclosed in Note 8 to the financial statements, Waddy Lake ceased to be consolidated at April 30, 2004.  The legal action has been settled and the claims waived.

Fiscal Year ended September 30, 2003 compared to 2002

Revenue

There has not been a significant change in revenue from 2002 to 2003

Expenses

General and administrative expenses

The more significant contributors to the approximately $100,000 decrease in general and administrative expenses are as follows:

1)

In fiscal 2002 the Company had a recovery of $69,000 relating to the write-off of an old over-accrual relating to prior years mineral exploration expenses – increase $69,000.

2)

Legal costs, relating to the Procon lawsuit and a lawsuit regarding an ownership dispute over a mineral property, declined $39,000.  The latter lawsuit, which was settled in 2004, resulted in ownership of the mineral property, that had previously been written-off, being assigned to the other party.

3)

“Reporting to shareholders” costs declined $16,000 due to a decrease in the number of shareholders requiring mailings and savings on printing that resulted from reduced numbers and the combination of the Management Proxy Circular and Annual Report into one document.

4)

Salaries and benefits declined $10,000 as a result of more being billed to other companies who share the services of salaried employees.

5)

Costs relating to the Komis Mine and the Jolu Mill declined $110,000 due to the sale of the property and mill during the year.  The Komis mine was decommissioned in 2001, but required annual environmental monitoring.  The Komis Mine was part of the Saskatchewan properties sold to Golden Band in November, 2002.

Other income and expenses:

The equity in losses of investees is comprised of the Company’s share of Manson’s and Northern Abitibi’s net losses for the years ended September 30, 2003 and 2002. The large increase in the loss is primarily due to significant mineral property write-downs in the investees’ fiscal 2003 financial statements. The Company’s share of the investees’ mineral property write-downs in fiscal 2003 was $130,000, (2002-$3,000).

Investments were written-down $472,780 in fiscal 2003 (2002-$506,631), due to the downward trend of the share prices that appeared to be other than temporary.

The 2003 write-down was comprised of the write-down of Northern Abitibi to $0.10 per share, write-down of Aloak to $0.005 per share and write-down of Jolu Development Corp., to reflect the September 30, 2003 value of the Golden Band shares that could be exchanged for the JDC shares. Subsequent to year-end the Company exercised its right to demand that Golden Band buy 100% of its JDC shares in exchange for Golden Band shares. The write-down in fiscal 2002 related to writing down Tyler shares to $0.05 per share and Aloak shares to $0.02 per share.

The 2003 write-down to mineral properties pertains to the Bahuerachi property. Subsequent to year-end the Company entered into a letter of intent with Tyler whereby Tyler would purchase the Company’s share of the property for 13,336,000 shares with a deemed price of $0.06 per share. The property was written-down to said value, ($800,000).

The gain on sale of the Jolu Mill represented the difference between the value of the Jolu Development Corp. shares received as consideration, $350,000, plus the liabilities assumed and the book value of the assets sold. Since the mill had been written-off in a prior year when gold prices were low, and the mill was sold in a period of rising gold prices, the gain was significant.

“Site restoration provision” is an additional provision for road and other reclamation regarding Komis that has not been settled with the Saskatchewan Government.

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

Accounts Receivable

The increase in amounts receivable from $10,532 to $25,727 pertains to a receivable from Golden Band for post sale mine lease liabilities (which is essentially an offset to CDG’s lease liability).

Due From Related Parties

The amounts due from related parties pertains to administrative costs charged to companies related by virtue of certain common officers and directors.  The increase from the 2002 balance of $16,861 to the 2003 balance of $35,052 was due to a growing receivable from Tyler Resources Inc.  Subsequent to 2003 year-end, all September 30, 2003 related party receivables, including those due from Tyler were received.

Prepaids

The comparative 2002 period balance of $80,291 was significantly higher than the 2003 balance of $13,401 due to the presence of prepaid leases re. Jolu and Komis. (Note that there was a payable for the full year’s lease and the prepaid portion of this liability was recorded.)  Given the sale of Jolu and Komis there were no such prepaids at September 30, 2003.

Demand Notes Receivable

The notes receivable at September 30, 2003, are due from Tyler Resources Inc.; the terms are described in note 3 to the financial statements.  The full amount was repaid subsequent to year-end.

Investments

Investments are described in detail in note 4 to the financial statements.  During the 2003 fiscal year Aloak and Jolu Development Corp., as well as Northern Abitibi shares were written-down to fair value. (Discussed under “operations” above.)

Reclamation Deposit

The reclamation deposit on the books at September 30, 2003  of $46,000 pertains to the Komis road and outstanding Komis issues.  The remainder of the $330,000 deposit that was outstanding at September 30, 2002, was transferred to Jolu Development Corp. with the sale of the Jolu Mill.

Exploration Properties

The Golden Band Acquisition agreement closed November 7, 2002.  The sale was reflected at the September 30, 2002 year-end resulting in the disclosure of the disposition of the Saskatchewan properties and the recording of the Golden Band shares as at that date.  The only mineral property remaining on the books at September 30, 2003 is the Mexican property of Bahuerachi.  Bahuerachi was written-down to $800,000 in fiscal 2003 to reflect the agreed-upon value per the letter of intent regarding the sale of the property to Tyler entered into subsequent to year-end.

Inflation and Foreign Currency

The impact of inflation and foreign currency fluctuations on the Company is not material. The Company does not currently have assets or liabilities denominated in foreign currencies.

The Company does not engage in currency borrowing or hedging.

B.

LIQUIDITY AND CAPITAL RESOURCES

	September 30,
	2004	2003	2002
Cash and cash equivalents	$181,241	$238,467	$24,334
Working capital (deficiency)	$158,699	$77,761	$(259,766)

Operating Cash Flow

In 2004, 2003 and 2002, operating activities reduced cash resources as corporate expenses exceeded revenues.

Liquidity Provided from Financing Activities

During fiscal 2003, the Company received $550,000 cash pursuant to convertible debenture financing and expended $17,000 on interest paid to the debenture holders.  There were no significant costs associated with the financing. During fiscal 2004, $33,000 was expended on debenture interest.

No cash was generated by financing activities during the 2004 and 2002 fiscal years.

Liquidity Provided by (Used in) Investing Activities

There were net exploration property and equipment cash expenditures during the current period of approximately $70,000 including the payment of the prior year’s $56,000 payable to Tyler Resources Inc. for its share of expenditures on the Bahuerachi property, Mexico. There should be no further mineral property costs now that all properties have been sold.

Expenditures on exploration properties aggregated $77,000 in 2003 and $39,000 in 2002.  All of the exploration property additions in 2004 and 2003 were incurred on the Company’s Mexican properties; primarily Bahuerachi.  The cash expenditures relating to exploration properties in fiscal 2002 pertained to the Company’s one-half share of costs to terminate a property acquisition agreement for the Don David property in Mexico.

The Company advanced $25,000 to Tyler Resources Inc., by way of notes receivable during fiscal 2003.  The full amount owing, including accrued interest, was repaid in fiscal 2004.  See “Item 7:  Major Shareholders and Related Party Transactions – B. Related Party Transactions."

In fiscal 2003 the Company sold mineral properties, previously written-off in the books, for $7,500 and shares in Aloak for $1,200.

The excess of proceeds on the sale of investments over the purchase cost of investments in the year ended September 30, 2004, contributed $293,000 to cash and working capital during the year. This included $200,000 received pursuant to the legal settlement described in note 8 to the financial statements.  See Item 4(A)(4)(c) and Item 8. Legal costs of $68,000 associated with achieving this settlement were paid during the current year. These legal costs, which are included in cash operating expenses during the year ended September 30, 2004, explain the increase in cash operating expenses compared to the 2003 fiscal year.

The Company sold Tyler shares in the open market during the 2002 fiscal year for $39,000 and reacquired Tyler shares through a private placement for $31,000.

Working Capital

Subsequent to year-end the Company sold 779,500 shares of Golden Band Resources for proceeds of $209,000 and exercised warrants to acquire a further 592,202 shares of Golden Band at a cost of $118,000, for a net contribution to treasury of $91,000. Further, the Company sold its entire investment in RSX Energy Inc. for proceeds of $122,000.

Working capital is sufficient for the Company’s present requirements.

The Company has an investment portfolio that at September 30, 2004 had a fair value of $7,600,000. Fair values are based on market quotes and may not represent actual proceeds should these investments be sold. However, management believes the Company has ample opportunities to generate more cash and working capital through the sale of investments in an amount sufficient to fund future operations.

Management believes, the receipt of the remaining $600,000, provided for in the legal settlement discussed in Item 4(A)(4)(c), Item 8 and note 7 to the financial statements, over the following three years, would improve the Company’s financial position even more. However, at this point the Company cannot conclude about the future collectibility of those amounts.  There are no assurances that such amounts will be received.

There were no borrowings at the end of 2002.  At September 30, 2004 and September 30, 2003, the Company owed $550,000 to convertible debenture holders (see Note 7 to financial statements and “Item 4.  Information on the Company – A. History and Development – 4.  Significant changes or events - d) Year ended September 30, 2003 – Convertible Debenture Financings”).  The due date of the convertible debentures was December 17, 2005.  The convertible debentures bore interest at 6% per annum, payable semi-annually on March 31 and September 30 and were secured by a floating charge over substantially all of the assets of the Company.  In addition, the debentures were convertible into units comprised of one common share and one share purchase warrant at $0.10 per unit until December 17, 2004 and $0.11 per unit from December 18, 2004 to December 17, 2005.

Without the written consent of the debenture holders, the Company was not allowed to advance monies by way of a loan to any company or conduct exploration activities of any nature, except for its commitment to fund exploration costs relating to the 2003 program on the Bahuerachi property in Mexico.

Subsequent to year-end the full $550,000 of debentures were converted into 5,499,091 common shares and 5,499,091 warrants.   Subsequent to year-end 500,000 warrants were exercised at $0.11 per share for $55,000.  The remaining 4,999,091 warrants expire as follows:

Number of Shares	Expiry Date	Exercise Price
4,990,000	December 16, 2006	$0.11-$0.13
9,091	December 21, 2006	$0.12-$0.14

The Company maintains its cash in Canadian currency and invests excess cash in brokerage accounts as required.

The Company does not utilize any financial instruments for hedging purposes.

There are no material commitments for capital expenditures as of September 30, 2004 nor as of December 31, 2004.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The company expended the following on mineral exploration activities during the last three fiscal years:

2004

$11,582

2003

$132,691

2002

$1,000

D.  TREND INFORMATION

During the year-ended September 30, 2004 the Company sold its remaining exploration property. Thereafter the Company became exclusively an investment Company. Further the Company ceased to consolidate Waddy Lake Resources Inc. pursuant to the investment sale described in item 4(A)(4)(c). Certain amounts in the statement of operations that were associated with these two transactions are considered non-recurring. The gain on sale of interest in Waddy Lake and the write-off of exploration property costs will not occur in future years.

Future recurring operating items will relate to the ongoing general and administrative expenses, debenture interest, and investment-related income/loss items – equity in earnings (loss) of investees, gain (loss) on sale of investments and write-down of investments, as applicable.

E.  OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

	Payments Due by Period(1)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations(2)	$550,000	-	$550,000	-	-
Capital (Finance) Lease Obligations	Nil
Operating Lease Obligations	$27,350	$12,150	$12,150	$3,050	Nil
Purchase Obligations
[Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil
Contractual Obligations(1)	Nil
Total	$577,350	$12,150	$562,150	$3,050	Nil

(1)

As of September 30, 2004.

(2)

Subsequent to September 30, 2004, $550,000 in principal amount of the convertible debentures were converted into common shares.  See Item 4(A)(4)(a), as a result there is no committed debenture payable after the conversion.

G.  SAFE HARBOR

Except for historical facts, all information required by Item 5 E and 5 F of this Item 5 is deemed to be a “forward-looking statement” as that term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act and the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks.

Item 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT (see table below)

B.

COMPENSATION (see table below)

Name, Age and Present Position with the Corporation	Professional Degrees and Present Principal Occupation and Previous Business Experience	Period as Senior Management or Director	Shares Owned (2)(6)	Annual Compensation
James Devonshire Director, Chief Executive Officer and President Age 57

C.A. – Institute of Chartered Accountants (Alberta) – 1974; M.A. Political Science – University of Waterloo – 1971 and B.A. Political Science and Economics – University of Calgary – 1970.

Self-employed Chartered Accountant and Management Consultant.  Director and President of Manson Creek Resources Ltd. and Northern Abitibi Mining Corp.; Chairman, CEO and Director of Tyler Resources Inc.

		Since March 30, 1990	1,910,800 or 5.4% of total issued and outstanding	$24,185 (3)
Gregory H. Smith Director and Chief Financial Officer Age 57	C.A. – Institute of Chartered Accountants (Alberta) – 1975 and B.Com. – University of Calgary – 1970. Chartered Accountant and partner with Smith Cageorge Perry, Chartered Accountants, Calgary. President of Alberta-Pacific Management Ltd., Director of Armistice Resources Ltd. and Tyler Resources Inc., Director and Chief Financial Officer of Aloak Corp., Secretary/Treasurer of Yorkland Group – management of private companies.	Since March 27, 1997	2,546,216 or 7.2% of total issued and outstanding	$2,680
Robert G. Ingram (1)(5) Director Age 61	C.A. – Institute of Chartered Accountants (Alberta) – 1967 And B.Com. – University of Alberta – 1965. Self-employed Chartered Accountant. Director and President of Southesk Energy Ltd., Director and President of Uncas Production Corporation and Director and President of First Yellowhead Equities Inc., Director of Golden Band Resources Inc., Santoy Resources Ltd. and Equitech Corporation	Since September 24, 1981	7,494,182 or 19.4% of the total issued and outstanding	$1,300

Name, Age and Present Position with the Corporation	Professional Degrees and Present Principal Occupation and Previous Business Experience	Period as Senior Management or Director	Shares Owned (2)(6)	Name, Age and Present Position with the Corporation
Calvin Fairburn (1) Director Age 70	BSAM-Advanced Management 1972; P.Eng.-APPEGA 1960 and B.Sc. Eng. University of Saskatchewan – 1957. Self-employed Professional Engineer. Over 45 years experience in the Petroleum and Natural Gas and Agriculture/ Farming Industries. Director of Buffalo Oil Company Limited from 1993-1998.	Since March 6, 2003	401,200 or 1.1% of the total issued and outstanding	$1,600
Kerry Brown(5) Director Age 49

C.A. – Institute of Chartered Accountants (Alberta) – 1982 and B.Com. – Unversity of Alberta – 1979.

Chairman and Chief Executive Officer of Foundation Equity Corporation, an angel capital company, since it's inception in 1992. Chairman of McCoy Bros. Inc, a TSE listed company since 1995. Chairman of Equitech Corporation and HomeBank Technologies Inc., both listed on the TSX. Director of Innovotech Inc. and First Yellowhead Equities Inc. both listed on the TSX.

		Since February 28, 2005	1,100,000 or 3.1% of the total issued and outstanding	Nil
Edward Fry Director Age 57

Self-employed businessman who

specializes in private real estate

development, finance and

syndication. Chairman and

Director of Safe Harbour Inc.

and has served as a director

on a number of public Boards.

		Since February 28, 2005	100,000 or .2% of the total issued and outstanding	Nil
Barbara O’Neill Secretary Age 38	Secretary of the Company, and Tyler Resources Inc., Manson Creek Resources Ltd. and Northern Abitibi Mining Corp.	Since June 28, 1993	75,000 or .2%	$49,350

Notes:

(1)

Messrs. Fry, Ingram and Fairburn constitute the Audit Committee of the Company.  The Company does not have an Executive Committee.

(2)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of March  24, 2005.

(3)

This amount was paid to a corporation in which the officer is a shareholder, for consulting services provided at customary professional rates.  See “Related Party Transactions” below.

(4)

Options held by Directors and Officers outstanding as at March 24, 2005:

Option Holder	Number of Common Shares	Exercise Price	Expiry Date
James Devonshire	450,000	$0.11	June 4, 2007
Gregory H. Smith	375,000	$0.11	June 4, 2007
Robert G. Ingram	300,000	$0.11	June 4, 2007
Edward Fry	100,000	$0.33	February 27, 2008
Kerry Brown	100,000	$0.33	February 27, 2008
Barbara O’Neill	75,000	$0.11	June 4, 2007

No Options were granted in 2004.   Options for 200,000 shares at $0.33 per share were granted on February 28, 2005.

(5)

Mr. Ingram has control or direction over corporations that hold warrants for 9,091 shares exercisable between $0.12-$0.14 and warrants for 2,990,000 shares exercisable between $0.11-$0.13.  Mr. Ingram personally holds warrants for 500,000 shares exercisable between $0.11-$0.13.  Mr. Brown holds warrants for 500,000 shares exercisable between $0.11-$0.13.  See “Item 4:  Information on the Company – A. History and Development – 4.  Significant changes or events - e) Year ended September 30, 2003 – Convertible Debenture Financings” and (a) Subsequent to September 30, 2004 – Conversion of Debentures.

(6)

Where persons listed on this table have the right to obtain additional shares of common stock within 60 days from March 24, 2005, through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 34,753,172 shares of common stock outstanding as of March 24, 2005.

No officers or directors, or persons or entities affiliated or controlled by officers or directors of the Company held warrants as at September 30, 2004.  As a result of the debenture conversion described in Item 4 A. 4 a). Kerry Brown holds 500,000 warrants allowing him to acquire 500,000 common shares at $0.12 per share to December 17, 2005 and $0.13 per share to December 16, 2006.  Mr. Ingram and companies over which he exercises control or influence holds warrants to acquire 3,490,000 common shares at $0.12 per share to December 17, 2005 and $0.13 per share to December 16, 2006 as well as warrants to acquire 9,091 common shares at $0.12 per share to December 17, 2005; $0.13 per share from December 18, 2005 to December 17, 2006 and $0.14 per share from December 18, 2006 to December 21, 2006.

As of February 28, 2005, the Company does not have any plans that require the Company to contribute to, or to provide pension, retirement or similar benefits to directors and officers.

All of the Company’s shareholders, including officers and directors if they own shares, have the same voting rights.

See also Item 7(B).

C.

BOARD PRACTICES

All directors hold office until the next annual meeting of the shareholders of the Company and until their successors have been elected and qualified. Officers of the Company serve at the discretion of the Board of Directors. See the table under Item 6 B for term of office and audit committee information.

The Company’s Audit Committee must be comprised of at least three directors, all of whom must be outside directors who are not employees or members of management of the Company or any of its associates or affiliates.   The board of directors of the Company, after each annual shareholders meeting must appoint or re-appoint an audit committee.  As of the date of this annual report, the members of the audit committee were Messrs. Ingram, Sanders and Fairburn.

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

To the best of the Company’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

There are no family arrangements between any director or officer of the Company and any other director or officer of the Company.

There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

D.

EMPLOYEES

The Company currently employs three persons on a full time basis, and throughout fiscal 2004, 2003 and 2002 employed two persons on a full-time basis. None of the Company's employees are represented by a labor union.  Corporations in which certain of the Company's officers or directors are shareholders have provided geological and exploration services and direct administrative services at usual professional rates.

The Company utilized the services of four contractors during fiscal 2004.

E.         SHARE OWNERSHIP

Directors’ and Officers’ Options

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

Pursuant to the 1998 Stock Option plan of the Company, employees/consultants, and officers have been granted options. The following are outstanding as at March 24, 2005, (exclusive of directors’ and officers’ options summarized above):

Number of Common Shares	Exercise Price CDN $	Expiry Date
75,000	$0.11	June 4, 2007

Item 7:

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

1.

To the knowledge of the directors and senior officers of the Company, as of March 24, 2005, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over 5% or more of the votes attached to all outstanding shares of the Corporation which have the right to vote in all circumstances, except as follows:

As at March 24, 2005 (1)
Shareholder	Number of Common Shares	% interest (2)
Gregory H. Smith	2,546,216	7.2%
James Devonshire	1,910,800	5.4%
Robert Ingram	7,494,182	19.4%

(1)

Includes all options and warrants held by each individual.

(2)

Where persons listed on this table have the right to obtain additional shares of common stock within 60 days from March 24, 2005, through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 34,753,172 shares of common stock outstanding as of March 24, 2005.

All of the Company’s major shareholders have equal voting rights.

2.

As of March 24, 2005, according to records of the Company’s transfer agent, the Company had 1,137 registered holders of its common shares, 268 of whom were residents of the United States. The total shareholdings of such United States resident shareholders as at March 24, 2005 were 6,599,718 common shares, representing 18.9% of the total issued and outstanding capital of the Company. These do not include an indeterminable number of persons who hold their shares in 'street name’ through broker-dealers or other beneficial holders.  The Company does not know how many beneficial shareholders it has in the United States, but management believes there are approximately 800 such shareholders.

3.

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly. The Company believes that the day to day business operations and affairs of the Company are controlled by the Board of Directors of the Company.

4.

The Company has no knowledge of any arrangements, the operation of which may, at a date subsequent to the date of this Annual Report, result in a change of control of the Company.

5.

The following significant changes occurred in the percentage share ownership of the major shareholders during the past three years:

Mr. Devonshire:  In 2002 Mr. Devonshire beneficially owned 2.8% of the Company’s common shares.  Mr. Devonshire’s interest increased to 6.5% in 2003 due to the inclusion of 500,000 shares that could potentially be issued pursuant to the conversion of debentures into common shares and warrants to purchase common shares, which are further assumed to be converted into 500,000 common shares.

Mr. Ingram:  In 2002 Mr. Ingram beneficially owned 2.1% of the Company’s common shares.  Mr. Ingram’s interest increased to 21.4% in 2003 due to the inclusion of 3,500,000 shares that could potentially be issued pursuant to the conversion of debentures into common shares and warrants to purchase common shares, which are further assumed to be converted into 3,500,000 common shares.

Mr. Sanders:  In 2002 Mr. Sanders, a former director, beneficially owned 0% of the Company’s common shares.  Mr. Sander’s interest increased to 4.6% in 2003 due to the inclusion of 500,000 shares that could potentially be issued pursuant to the conversion of debentures into common shares and warrants to purchase common shares, which are further assumed to be converted into 500,000 common shares.

6.

None of the Company’s shareholders have different voting rights.

B.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the years ended September 30, 2004 and the period from October 1, 2004 to February 28, 2005, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

For purposes of this section, an “associate” is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company.  “Significant influence” over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies.  Shareholders (including the Company) beneficially owning a 10% interest in the voting power of a company are presumed to have a significant influence on the company.  This section also includes transactions between the Company and any enterprises that has a member of key management in common with the Company.

All related party transactions and loans, in accordance with the preceding discussion, during the last fiscal year and the period from October 1, 2004 to February 28, 2005 are as follows:

1.

The sale of the Company’s Bahuerachi mineral property interests to Tyler Resources Inc., a company related by virtue of certain common officers and directors is described in detail in “Item 4.  Information on the Company – A. Significant Changes or Events – b) September 30, 2004 – Bahuerachi Sale”.  Mr. Devonshire, Mr. Smith and Ms. O’Neill, who are shareholders, officers and/or directors of the Company are also officers, directors and/or shareholders of Tyler.

2.

The Company subleases office space from Manson, a company related by virtue of certain common officers and directors.  Mr. Devonshire and Ms. O’Neill, who are shareholders, officers and/or directors of the Company are also shareholders, officers and/or directors of Manson.  During the year ended September 31, 2004, Manson charged the Company $22,000 for the Company’s share of office base rent and operating costs.  The annual base lease charges are $12,150 until December 31, 2006 and $3,050 in 2007, the final year of the lease.  The Company is responsible for its share of lease operating costs which vary from year-to-year but aggregated approximately $10,000 in fiscal 2004.  Rent and operating expenses paid or accrued for the period October 1, 2004 through February 28, 2005 aggregated $9,200.  See “Item 4: Information on the Company – D. Property, Plants and Equipment.”

3.

Effective February 18, 2003, the Jolu Mill and equipment were sold to Jolu Development Corp. (“JDC”), a new corporation whose sole shareholder immediately prior to the transaction was Golden Band Resources Inc. (“Golden Band”), a publicly listed Company.  See “Item 4: Information on the Company – A. Significant Changes or Events – f) Year ended September 30, 2003 – Sale of Jolu Mill.”  At the time of the transaction the Company owned 32% of Golden Band and James Devonshire, a shareholder, officer and director of the Company, was also a shareholder and director of Golden Band.  Mr. Devonshire resigned as a director of Golden Band on January 26, 2004 and Robert Ingram, a shareholder and director of the Company, replaced him on the board.  Mr. Ingram is also a shareholder of Golden Band.

In consideration for the sale of the mill and equipment, JDC agreed to assume the liabilities associated with the mill, past, present and future, issue shares in its capital stock valued at $350,000 and assign a royalty to the company based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total.  The mill had previously been written-off in the Company’s books and the equipment had a net book value of $8,400.  The value of the current liabilities net of any offsetting current assets that was assumed by JDC is $211,000.  In addition JDC assumed $330,000 of the total site restoration liability that was estimated on the Company’s books, and $329,000 of the reclamation deposit was transferred to JDC.

During the year ended September 30, 2004, pursuant to a shareholders agreement with Golden Band, the Company gave notice to Golden Band that it must acquire all of the Company’s shares in JDC in exchange for 1,166,667 common shares of Golden Band, with a deemed value of $0.30 per share and the Golden Band shares were received September 30, 2004.  Robert Ingram, a shareholder and director of the Company is also a shareholder and director of Golden Band.  The Company also held 12,361,266 shares of Golden Band.

4.

Pursuant to an agreement dated January 1, 2002, between the Company and Kingslea Financial Corp. (“Kingslea”), the Company Kingslea for the President’s consulting services during the years noted at an hourly rate of $105.  Mr. Devonshire is the sole shareholder, officer and director  of Kingslea.  Total amounts paid to Kingslea in the past fiscal year and the period from October 1, 2004 through February 28, 2005, (rounded to the nearest $1,000), were:  Oct. 1, 2004 through Dec. 31, 2004-$10,000, 2004 - $24,000.

5.

The Company paid the company of the former Vice-President Exploration, Jean Pierre Jutras, who resigned on March 5, 2003, for his consulting services during the period noted at a daily rate of $400.  Total amounts paid in the past fiscal year, (rounded to the nearest $1,000), was $1,300.  No payments were made in the period from October 1, 2004 – February 28, 2005.

6.

The Company employs two individuals whose services are also used by companies related by virtue of certain common officers and directors.  Further the Company pays certain administrative costs applicable to all of these companies.  The Company then bills the related companies for their share of the salaries and administrative costs, including a 10% mark-up to compensate for the administrative costs associated with rebilling. The amounts charged to these companies in the past fiscal year and from October 1, 2004 to December 31, 2004, rounded to nearest $1,000, are as follows (as the Company bills quaterly, no billing has been prepared for January and February 2005):

	Tyler Resources	Manson Creek	Northern Abitibi	Total
October 1/04-Dec. 31/04	$15,000	$8,000	$1,000	$24,000
Fiscal 2004	$39,000	$24,000	$17,000	$80,000

7.

During the preceding fiscal years the Company was charged for its share of joint venture mineral property expenditures on the Bahuerachi Prospect by the operator of the joint venture, Tyler Resources Inc., a company related by virtue of certain common officers and directors (James Devonshire, Gregory Smith and Barbara O’Neill).  Mr. Devonshire is a shareholder, officer and director of Tyler; Mr. Smith is a shareholder and director of Tyler; and Ms. O’Neill is a shareholder and officer of Tyler.  See Item 4(B).  A 10% overhead fee is added to certain of the amounts billed, a practice that is common in the industry, the rate of which is the same as most non-related joint ventures in which the Company has participated.  The amounts charged in the 2004 fiscal year, including the related overhead fees, (rounded to the nearest $1,000), was $11,000.

As the Bahuerachi prospects interest was sold in fiscal 2004 there are no costs to report for the period from October 1, 2004-February 28, 2005.

8.

Effective April 30, 2004, the Company settled the lawsuit filed by Procon Mining and Tunnelling Ltd. against the Company, its 100% owned subsidiary, Waddy Lake, and certain current and past directors and officers of the two companies seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid.  See Item 8 and Item 4(a)(4)(c).

There were no loans made by the Company or any of its subsidiaries to, or for the benefit of, any of the persons noted above, with the exception of the advance to Tyler Resources Inc., described in 8 above.

Conflicts of Interest

See “Item 3:  Key Information - Risk Factors - Conflict of Interest”.

The following table identifies, as of March 24, 2005, the name of each director  of the Company and any public reporting company, for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service
James Devonshire	CDG Investments Inc. Manson Creek Resouce Inc. Tyler Resources Inc. Northern Abitibi Mining Corp.	President Director President Director CEO/Chairman Director President Director	Sept 2000 – Present March 1990 – Present August 2000 – Present March 1997 – Present December 2001- Present December 2000 – Present Sept. 2000 – Present January 2000 – Present
Gregory H. Smith	CDG Investments Inc. Armistice Resources Ltd. Aloak Corp. Tyler Resources Inc.	Director CFO Director Director CFO Director	March 1997 – Present February 2001 – Present November 1987 – Present March 2003 – Present February 2001 – Present December 2000 - Present
Robert G. Ingram	CDG Investments Inc. Southesk Engergy Ltd. First Yellowhead Equities Santoy Resources Ltd. Golden Band Resources Equitech Corporation	Director Director/President Director/Treasurer Director Director Director	Sept. 1981 – Present July 1994 – Present June 1998 – Present March 1990 – Present Jan. 26 2004 – Present July 2004 -Present
Calvin Fairburn	CDG Investments Inc.	Director	March 2003- Present
Roger Fry	None	N/A	N/A
Kerry Brown	McCoy Bros Inc. Equitech Corporation HomeBank Technologies Inc. Innovotech Inc. First Yellowhead Equities Inc.	Chairman/Director Chairman/Director Chairman Director Director	Oct 1997-Present March 2001-Present February 2001-Present January 2001-Present April 2002-Present
Barbara O’Neill	CDG Investments Inc. Manson Creek Resouce Inc. Tyler Resources Inc. Northern Abitibi Mining Corp. Aloak Corp.	Secretary Assistant Secretary Secretary Secretary Assistant Secretary Secretary Secretary	June 1993 to present March 1990 to June 1993 May 1993 to present August 1998 to present Nov. 1993 to Aug 1998 May 1993 to present June 1993 to present

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8:

FINANCIAL INFORMATION

The financial statements are attached to and form part of this Annual Report. See Part IV, Item 17.  Except as disclosed below, no significant change has occurred since the date of the annual financial statements included herein.

Refer to Item 4 (A) 4(a) Conversion of Debentures.

Legal Proceedings

Procon Mining and Tunnelling Ltd. filed a Statement of Claim against the Company, its 100% owned subsidiary, Waddy Lake, and certain current and past directors and officers of the two companies seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid. The Statement of Claim was filed on December 14, 2000 in the Supreme Court of British Columbia.  The named defendants included Waddy Lake, CDG Investments Inc., Glen Harper, Larry Lahusen, Robert Lemmon, James Devonshire, Barbara O’Neill, Robert Ingram, Donald Busby and Peter Cole.  The suit was subsequently dropped against Messrs. Harper, Busby and Cole. The Company reached a settlement that is described in detail under item 4(A)(4)(c).

Dividend Policy

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future.  Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

Item 9:

 OFFER AND LISTING

Offer and Listing Details

1 to 3 not applicable

4.

The following is the price history of the Company’s stock on (1) the OTC Bulletin Board (the “OTCBB”) under the symbol “GLDUF” until April 29, 2002 and then “CDGEF” from April 30, 2002 to date; (2) the Toronto Stock Exchange for 1997 to 2000; and the CNQ-Canadian Trading and Quotation System Inc. from May 2004 to date under the symbol “CDGI”:

a)

for the five most recent full financial years the annual high and low market prices:

OTC Bulletin Board Year ended September 30,	2004 US $	2003 US$	2002 US$	2001 US$
High	$0.17	$0.12	$0.10	$0.055
Low	$0.035	$0.009	$0.005	$0.011

Toronto Stock Exchange Year ended September 30,	2004 Cdn$	2003 Cdn$	2002 Cdn$	2001 Cdn$	2000 Cdn$
High	- (1)	- (1)	- (1)	- (1)	$0.235
Low	- (1)	- (1)	- (1)	- (1)	$0.04

(1)

The Company did not trade on the Toronto Stock Exchange during fiscal 2002 or subsequent to February 21, 2001.

CNQ Year ended September 30,	2004(1) Cdn$
High	$0.14
Low	$0.04

(1) The Company began trading on the CNQ in May 2004.

b)

for the two most recent full years, the high and low market prices for each full financial quarter.

OTC Bulletin Board	Sale Price
	CDGEF (formerly GLDUF)
Quarter Ended
Fiscal 2005	Low US$	High US$
December 31, 2004	$0.05	$0.25
Fiscal 2004	Low US$	High US$
December 31, 2003	$0.035	$0.17
March 31, 2004	$0.10	$0.17
June 30, 2004	$0.06	$0.17
September 30, 2004	$0.055	$0.10
Fiscal 2003	Low US$	High US$
December 31, 2002	$0.009	$0.009
March 31, 2003	$0.025	$0.07
June 30, 2003	$0.03	$0.07
September 30, 2003	$0.02	$0.06

CNQ	Sale Price
	CDGI
Quarter Ended
Fiscal 2005	Low Cdn$	High Cdn$
December 31, 2004	$0.03	$0.32
Fiscal 2004	Low Cdn$	High Cdn$
June 30, 2004	$0.05	$0.14
September 30, 2004	$0.04	$0.13

c)

for the most recent six months the high and low market prices for each month during the previous six months:

OTC Bulletin Board
Month Ended	Low US$	High US$
September, 2004	$0.06	$0.07
October, 2004	$0.05	$0.08
November, 2004	$0.07	$0.22
December, 2004	$0.12	$0.25
January, 2005	$0.21	$0.35
February, 2005	$0.26	$0.36

CNQ
Month Ended	Low Cdn$	High Cdn$
September, 2004	$0.04	$0.10
October, 2004	$0.03	$0.08
November, 2004	$0.05	$0.20
December, 2004	$0.12	$0.32
January, 2005	$0.22	$0.43
February, 2005	$0.30	$0.43

These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

The OTCBB is smaller and less liquid than the major securities markets in the United States. The trading volume of the Company’s shares on the OTCBB has been volatile. Consequently, shareholders in the United States may not be able to sell their shares at the time and at the price they desire.

The CNQ is smaller and less liquid than the major securities markets in Canada and the trading volume of the Company’s shares has been volatile.  Consequently, shareholders may not be able to sell their shares at the time and at the price they desire.

The trading of the Company’s shares on the Toronto Stock Exchange was suspended February 21, 2001 and the Company was delisted effective February 21, 2002. The Company made an unsuccessful application for listing on the Canadian Venture Exchange in February 2001.

B.

PLAN OF DISTRIBUTION

Not applicable

C.

MARKETS

The Company’s common shares were traded on the Toronto Stock Exchange in Canada but were delisted from the TSE on February 21, 2002.   The Company then applied for a listing on the Canadian Venture Exchange. The Company received notice on March 7, 2001 that the Canadian Venture Exchange had denied its listing application for failure to meet all of the minimum listing requirements.

The Company commenced listing on the CNQ-Canadian Trading and Quotation System Inc. exchange in Canada effective May 18, 2004.  If the Company fails to remain current in its filings with the Securities and Exchange Commission, or if the Company decides to terminate its registration with the Securities and Exchange Commission, the Company would not qualify to be listed on the OTCBB and its shareholders may not be able to sell their shares in the United States.

The Company currently trades on the OTCBB under the symbol CDGEF and the CNQ under the symbol CDGI.

D.

SELLING SHAREHOLDERS

Not applicable.

E.

DILUTION

Not applicable.

F.

EXPENSES OF THE ISSUE

Not applicable.

Item 10:  ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Not applicable.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

1.

Company’s Objects and Purposes

The Company was incorporated under the Business Corporation Act (Alberta) on October 12, 1979 and was assigned corporate access number 20205811.  The Company prepares and makes its own corporate registry filings with Alberta Registrar of Companies.

At the Annual & Special Meeting on March 21, 2002, the shareholders approved a change in our business from that of a Natural Resources Company to that of an Investment Company and a change in name from Golden Rule Resources Ltd. to CDG Investments Inc.

2.

Directors

a)

Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested:

According to the Company’s By-Law No. 1, except as required by the Alberta Business Corporations Act (“the Act”), no director is obliged to make any declaration or disclosure of interest or refrain from voting.

b)

Director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body: in accordance with By-Law No. 1 and the Articles of Association, the directors will be paid such remuneration for their services to the Company as the board from time to time determines.  There is no specification regarding an “independent quorum” although a quorum is required for any meeting.

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

d)

Retirement

There is no specification in the Company’s Articles of Association or Charter or By-laws that indicate an age limit regarding retirement or non-retirement.

e)

Number of Shares

A director is not required to be a shareholder of the Company in accordance with the “Articles of Association”.

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

At the first annual general meeting and at every succeeding annual general meeting all of the Directors however appointed or elected shall retire from office.  A retiring Director shall retain office until the dissolution of the meeting at which his successor is elected.  A retiring Director shall be eligible for re-election.  The Company’s directors do not stand for re-election at staggered intervals.

c)

Rights to share in the Company’s profits

There are no rights assigned pursuant to the Company’s Articles or By-Laws that are in addition to those assigned by the Business Corporations Act.

d)

Rights to share in surplus

There are no rights assigned pursuant to the Company’s Articles or By-Laws that are in addition to those assigned by the Business Corporations Act.

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

A notice of record date advising of the Company’s annual general meeting and the date for which the determination of shareholders is to be fixed must be issued seven days in advance of the record date.  The notice of meeting, information circular, financial statements and proxy are to be mailed to the shareholders not less than 25 days prior to the meeting date.  A quorum for the transaction of business at a general meeting is two shareholders present in person or represented by proxy representing a minimum of 5% of the issued voting shares in the Company.

Only members who are registered holders of the Company’s shares at the close of business on the record date (a date which is not more than 50 days, nor less than 35 days prior to the date of the meeting) who either attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

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

6.

There are no known limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights except that, in accordance with the Business Corporations Act of Alberta, the Company is prohibited from holding shares in itself and subsidiaries are also prohibited from acquiring shares of the Company and except as provided in the Investment Canada Act, (the “Act”).

Management of the Company considers that the following general summary fairly describes those material provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with the Investment Review Division of Industry Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment of a prescribed form, which is required to be filed with Industry Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity. If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

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

(2)

direct acquisitions of control of Canadian businesses with assets of $250,000,000 or more by an American investor;

(3)

indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor;

(4)

indirect acquisitions of control of Canadian businesses with assets of $250,000,000 or more by an American investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired;

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

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non- Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or de jure voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

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

The Act specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities. Given the nature of the Company’s business and the size of its operations, management does not believe the Investment Canada Act would apply to an investment in the Company’s shares by a U.S. investor.

7.

There are no provisions in the Company’s Articles of Association, Charter or By-Laws that would have the effect of delaying, deferring, or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries/investees.

8.

There are no By-Law provisions governing the ownership threshold above which shareholder ownership must be disclosed; however, any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company’s voting shares is considered an insider, and must file an insider report with the Securities Commission at www.sedi.ca within ten days of becoming an insider disclosing any direct or indirect beneficial ownership of, or control over direction over securities of the Company.  In addition, if the Company itself holds any securities, the Company must disclose such ownership.

9.

Except for the Company’s quorum requirements, certain requirements related to related party transactions, the approval of amendments to the Company’s articles, forfeiture of dividends, voting by a show of hands, and disclosures by certain shareholders of their ownership, which are discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in Alberta, Canada versus the United States.  In most states in the United States, a quorum must consist of a majority of the shares entitled to vote.  Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote.  Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and activities.  Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has a interest.  Generally, most states in the United States require amendments to a company’s articles of incorporation to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares.  Some states, or some older corporations, may require approval of amendments by 2/3 of the votes cast by the holders of the issued and outstanding shares.  Under the laws applicable to the Company, an amendment to the articles could be approved by less than a majority of the outstanding shares, which would allow a minority of the Company’s shareholder to change the Company’s articles. In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments.  Generally, in the United States, unclaimed dividends are required to be turned over to the appropriate state authorities for holding on behalf of the recipient of the dividend, rather than being forfeited for the benefit of the Company.  Also, in the United States, shareholder votes are usually conducted by ballot rather than a show of hands.  Voting by a show of hands may cause inaccurate results.  The Company’s common shares are registered with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a result, under Section 13 of the Exchange Act, shareholders beneficially owning more than five percent (5%) of the Company’s common shares may be required to make filings with the Securities and Exchange Commission relating to their ownership of the Company’s common shares.

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

2)

Sale of Jolu Mill to Jolu Development Corp., see Item 4(A)(4)(d)

3)

Sale of Bahuerachi property, see Item 4(A)(4)(a).

4)

Shareholders’ agreement with Golden Band, dated February 18, 2003, see  Item 7(B)(5) and Item 4(A)(4)(d).

5)

Sublease agreement with Manson dated October 26, 2001, see Item 7(B)(2) and Item 4(D).

6)

Convertible Debentures, see Item 7(B)(3) and Item 4(A)(4)(c).

7)

Consulting Contract with Mr. Devonshire’s company, Kingslea Financial Corp., dated January 1, 2002. The agreement specifies that Kingslea shall be remunerated at $105 per hour for services that have been provided by Mr. Devonshire as Chief Executive officer of the Company.

D.

EXCHANGE CONTROLS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital including the availability of cash and cash equivalents for use by the Company’s group, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements (see E, Taxation, below).

E.

TAXATION

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing  policies of Revenue Canada, Taxation and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

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

(a)

the non-resident holder;

(b)

persons with whom the non-resident holder did not deal at arm’s length; or

(c)

the non-resident holder and persons with whom the non-resident holder did not deal with at arm’s length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company’s common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company’s common stock should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of common stock of the Company.

U.S. Holders

As used herein, a “U.S. Holder” is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company’s common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company’s common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company’s common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder’s United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either “passive” income or “financial services” income, depending on the particular U.S. Holder’s circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder’s income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder’s tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a “passive foreign investment company” (a “PFIC”). It is unlikely that the Company meets the definition of a “foreign personal holding company” (a “FPHC”) or a "controlled foreign corporation" (a “CFC”) under current U.S. law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company’s common shares (“10% Shareholders”), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company’s common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company’s income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company’s common shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company’s undistributed income of specific types.

If 75% or more of the Company’s annual gross income has ever consisted of, or ever consists of, “passive” income or if 50% or more of the average value of the Company’s assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such “passive” income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC.

If the Company or any of its subsidiaries is deemed to be a PFIC, a United States holder of the Company’s common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include certain dividends from a PFIC and any gain on the sale of stock of a PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC’s ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

F.

DIVIDENDS AND PAYING AGENTS

Not applicable.

G.

STATEMENT BY EXPERTS

Not applicable

H.

DOCUMENTS ON DISPLAY

Any documents referred to herein may be examined at the Company’s offices at 500, 926-5th Avenue S.W., Calgary, Alberta, Canada.

The Company’s documents publicly filed with the Securities and Exchange Commission may also be viewed and inspected at the SEC’s Public Reference Room located at 450 Fifth Street, NW, Washington, D.C. 20549. Copies may also be obtained from the SEC at prescribed rates.

I.

SUBSIDIARY INFORMATION

Not required – see financial statements

Item 11:  QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is not subject to material foreign currency rate risk, as all investments are in Canadian companies, in Canadian dollars and the Company does not have significant expenses denominated in foreign currencies, nor do its revenue sources originate in a currency other than the Canadian dollar.  Interest rate risk does not play a large role either, as interest income has been decreasing over the years and is not a significant part of operations.  The Company’s debentures have a fixed interest rate.

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

Item 15:  CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company’s management, including Mr. Devonshire, who is the Company’s chief executive officer, and Mr. Smith, the Company’s chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of September 30, 2004.  Based upon that evaluation, Mr. Devonshire and Mr. Smith, concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the Company’s principal executive officer and the Company’s principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting.   There were no changes in the Company’s internal control over financial reporting during the fiscal year ended September 30, 2004, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16:  RESERVED

Item 16A:  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Robert Ingram, CA, chairman of the audit committee is the Company’s audit committee financial expert.  This determination is based on his experience and active employment as a Chartered Accountant and his educational background in accountancy.  Mr. Ingram is not considered to be an “independent director” as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.    The other members of the audit committee are Messrs. Fry and Fairburn both of whom are considered to be an “independent director” as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.

Item 16B:

CODE OF ETHICS

The Company has not yet adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The board of directors has evaluated the business operations of the Company and the number of employees and their engagement in Company operations.  Based on these factors and the scrutiny offered by the CNQ and corporate law, the general rules of fiduciary duty and various other laws, the Company believes there are adequate ethical standards applicable to the officers, employees and consultants of the Company.   This is an ongoing evaluation, and the board of directors may adopt a formal code in the future.

Item 16C:

PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

In each of fiscal years 2004 and 2003, for the aggregate professional services rendered by the principal accounting firm for the audit of the Company’s annual financial statements and review of financial statements and other statutory and regulatory filings, the Company paid the sum of $15,200 and $17,750, respectively.

Audit Related Fees

In each of the fiscal years 2004 and 2003, the Company paid no amounts in respect of assurance and related services by the principal accounting firm that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees” above.

Tax Fees

In each of the fiscal years 2004 and 2003, the Company paid $1,700 and $250, respectively, for tax compliance (review of corporate tax returns) rendered by the Company’s principal accounting firm.

All Other Fees

The Company did not pay any amounts in respect of other products or services provided by the Company’s principal accounting firm in the 2003 and 2004 fiscal years other than those set forth above.

Board Approval

The services rendered by the Company’s principal accounting firm were approved by the audit committee prior to the engagement.  Approval was based on an evaluation of past services and the need for these services in the current period, comparative analysis of rates and availability of service staff and management’s recommendation.  Each service was specifically evaluated and approved before an engagement was undertaken.

Principal Accounting Firm Hours

To the best of the Company’s knowledge, the percentage of hours expended on the Company’s principal accounting firm’s engagement to audit the Company’s financial statements for the 2004 fiscal year that were attributed to work performed by persons other than the principal accounting firm’s full-time, permanent employees was less than or equal to 50%.

Item 16D:

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E:

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the fiscal year ended September 30, 2004 and the period from October 1, 2004 through February 28, 2005, there have been no purchasers of the Company’s shares or other units of any class of the Company’s equity securities registered by the Company under Section 12 of the Exchange Act made by or on behalf of the Company or any “affiliated purchaser”.

For purposes of this Item 16E, the term “affiliated purchaser” means:

1.

A person acting, directly or indirectly, in concert with the Company for the purpose of acquiring the Company’s securities; or

2.

An affiliate who, directly or indirectly, controls the Company’s purchases of such securities, whose purchases are controlled by the Company, or whose purchases are under common control with those of the Company; Provided, however, that "affiliated purchaser" shall not include a broker, dealer, or other person solely by reason of such broker, dealer, or other person effecting purchases under Rule 10b-18 under the Securities Exchange Act of 1934 on behalf of the Company or for its account, and shall not include an officer or director of the Company solely by reason of that officer or director's participation in the decision to authorize Rule 10b-18 purchases by or on behalf of the Company.

PART III

Item 17:  FINANCIAL STATEMENTS

See the Consolidated Financial Statements listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars.  Such financial statements contain a discussion of the material variations in the accounting principles, practices and methods used in preparing the financial statements from the principles, practices and methods generally accepted in the United States.  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see “Item 3: Key Information – A. Selected Financial Data - Exchange Rates.”

Item 18

:  FINANCIAL STATEMENTS

(Inapplicable - see Item 17 "Financial Statements" above)

Item 19

:  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Consolidated Balance Sheets of the Company for the years ended September 30, 2004 and 2003, and Consolidated Statements of Operations, Shareholders' Equity and Cash Flow for each of the years in the three year period ended September 30, 2004.

FORM 20-F

REGISTRATION STATEMENT - CDG INVESTMENTS INC.

EXHIBIT INDEX

1.1

Consolidated Financial Statements for the year ended September 30, 2004 including the following:

i)

Auditors' Report

ii)

Consolidated Balance Sheets

iii)

Consolidated Statements of Operations

iv)

Consolidated Statements of Shareholders' Equity

v)

Consolidated Statements of Cash Flow

vi)

Notes to the Consolidated Financial Statements

CDG INVESTMENTS INC.

Consolidated Financial Statements

September 30, 2004

Contents

Page

Auditors' Report

1

Consolidated Balance Sheets

2

Consolidated Statements of Operations

3

Consolidated Statements of Shareholders' Equity

4

Consolidated Statements of Cash Flow

5

Notes to the Consolidated Financial Statements

6-17

Grant Thornton LLP

Chartered Accountants

Management Consultants

Canadian Member Firm of

Grant Thornton International

Report of Independent Auditor

To the Shareholders of

CDG Investments Inc.

We have audited the consolidated balance sheets of CDG Investments Inc. as at September 30, 2004 and 2003 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended September 30, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2004 and 2003 and the consolidated results of its operations and cash flows for each of the years in the three year period ended September 30, 2004 in accordance with generally accepted accounting principles in Canada.

                                (Signed) "Grant Thornton LLP"

Calgary, Alberta, Canada

Grant Thornton LLP

December 2, 2004

             Chartered Accountants

Suite 2800

500 - 4 Avenue S.W.

Calgary, Alberta

T2P 2V6

Tel:  (403) 260-2500

Fax: (403) 260-2571

CDG Investments Inc.

Consolidated Balance Sheets

(Expressed in Canadian $)

September 30	2004	2003
ASSETS	(note 1)
CURRENT
Cash and cash equivalents	$ 181,241	$ 238,467
Accounts receivable	25,905	25,727
Due from related parties Note 12	18,896	35,052
Prepaids and deposits	53,038	13,401
Marketable securities (fair value - $106,000)	74,700	-
Demand notes receivable from related party Note 3	-	24,991

	353,780	337,638

INVESTMENTS Note 4	2,865,048	2,396,457
RECLAMATION DEPOSIT Note 5	-	45,500
EXPLORATION PROPERTIES Note 6	-	800,000
CAPITAL ASSETS	-	7,698

	$ 3,218,828	$ 3,587,293

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 195,081	$ 200,618
Due to related parties Note 12	-	59,259
	195,081	259,877
WADDY LAKE LIABILITY Note 8	-	1,154,133
RECLAMATION LIABILITY	-	46,000
CONVERTIBLE DEBENTURES Note 7	517,375	491,275

	712,456	1,951,285

SHAREHOLDERS' EQUITY
CAPITAL STOCK Note 9
Authorized Unlimited number of shares without nominal or par value
Issued 28,154,081 common shares (2003-28,154,081)	42,644,074	42,644,074
EQUITY COMPONENT CONVERTIBLE DEBENTURES Note 7	72,000	72,000
CONTRIBUTED SURPLUS	172,594	172,594
DEFICIT	(40,382,296)	(41,252,660)

	2,506,372	1,636,008

	$ 3,218,828	$ 3,587,293

"James Devonshire"

 "Gregory Smith"

James Devonshire

Gregory Smith

President/Director/CEO                                                                      Chief Financial Officer/Director

See accompanying notes to the financial statements.

CDG Investments Inc.

Consolidated Statements of Operations

(Expressed in Canadian $)

Years Ended September 30	2004	2003	2002
	(note 1)
REVENUE
Interest	$ 7,612	$ 7,690	$ 6,896
Recovery of indirect costs and other	16,484	13,446	16,772

	24,096	21,136	23,668

EXPENSES AND OTHER
General and administrative	264,132	303,682	403,337
Debenture interest	59,100	30,601	-
Amortization and depreciation	-	2,503	5,071
Equity in loss of investees	888,856	216,397	82,121
Write-down of investments	104,000	472,780	506,631
Loss (gain) on disposal of investments	(370,669)	15,073	(1,279)
Gain on dilution of equity investment	(459,300)	-	-

	486,119	1,041,036	995,881

LOSS BEFORE THE FOLLOWING	(462,023)	(1,019,900)	(972,213)
Gain on sale of interest in Waddy Lake Resources Inc. Note 8	1,354,416	-	-
Gain on sale of Jolu Mill Note 10	-	554,487	-
Site restoration provision	-	(46,000)	-
Abandonments and write-down of exploration properties and equipment	(22,029)	(300,754)	(1,000)
Gain on disposal of exploration properties	-	7,500	-

EARNINGS (LOSS) BEFORE INCOME TAXES	870,364	(804,667)	(973,213)
Current income taxes Note 13	-	-	(17,350)

NET EARNINGS (LOSS)	$ 870,364	$ (804,667)	$ (990,563)

EARNINGS (LOSS) PER SHARE, basic and diluted note 11	$ 0.03	$ (0.03)	$ (0.04)

Weighted average number of shares outstanding
- basic	28,154,081	28,154,081	28,154,081
- diluted	34,154,081	28,154,081	28,154,081

See accompanying notes to the financial statements.

CDG Investments Inc.

Consolidated Statements of Shareholders' Equity

(Expressed in Canadian $)

Years Ended September 30
	Common Shares		Contributed
	Number	Amount	Surplus	Deficit

Balance, September 30, 2001	28,154,081	42,644,074	172,594	(39,457,430)

Net Loss	-	-	-	(990,563)

Balance, September 30, 2002	28,154,081	42,644,074	172,594	(40,447,993)

Net Loss	-	-	-	(804,667)

Balance, September 30, 2003	28,154,081	42,644,074	172,594	(41,252,660)

Net Earnings	-	-	-	870,364

Balance, September 30, 2004	28,154,081	$42,644,074	$172,594	$(40,382,296)

See accompanying notes to the financial statements.

CDG Investments Inc.

Consolidated Statements of Cash Flow

(Expressed in Canadian $)

Years Ended September 30	2004	2003	2002
	(note 1)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

OPERATING ACTIVITIES
Cash operating expenses	$ (296,941)	$ (246,558)	$ (292,620)
Interest and other income received	24,096	21,136	23,668

	(272,845)	(225,422)	(268,952)

INVESTING ACTIVITIES
Exploration property and equipment additions	(70,192)	(76,830)	(39,000)
Notes receivable	24,991	(24,991)	-
Purchase of investments	(617,551)	-	(30,000)
Other assets	-	-	(1,540)
Proceeds on disposal of assets	911,371	8,702	39,367

	248,619	(93,119)	(31,173)

FINANCING ACTIVITIES
Debenture proceeds	-	550,000	-
Debenture interest paid	(33,000)	(17,326)	-
	(33,000)	532,674	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(57,226)	214,133	(300,125)

CASH AND CASH EQUIVALENTS:

Beginning of year	238,467	24,334	324,459

End of year	$ 181,241	$ 238,467	$ 24,334

Supplemental Information:

     Interest and Income Taxes

1.

The Company expended $18,700 in cash on income taxes during the year ended September 30, 2004, (2003 - $Nil, 2002 - $Nil).

2.

Cash interest payments are noted above.

Non-cash transactions

1.

The Company sold its last remaining mineral property interest during the year ended September 30, 2004 in exchange for common shares in the capital stock of the purchaser valued at $800,000 - see note 6.

2.

During the year ended September 30, 2004, the Company exchanged its 350,000 shares of Jolu

      Development Corp. ("JDC"), for 1,166,667 common shares of Golden Band Resources Inc. The transaction was recorded at the carrying value of the JDC shares which approximated the fair value of the Golden Band shares on the exchange date.

3.

The company sold the Jolu Mill and equipment during the year ended September 30, 2003 for non-

      cash consideration as described in note 10 to these financial statements.

4.

The Company sold mineral properties during the year ended September 30, 2002 in exchange for common shares in Golden Band Resources Inc. at $1,048,292 based on the average trading price of the Golden Band shares during a reasonable period before and after the transaction date.

See accompanying notes to the financial statements

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004 and 2003

(Expressed in Canadian $)

1.

NATURE  OF OPERATIONS

The Company's business consists of holding investments in primarily mineral exploration companies. Four of the companies in which it invests represent significant investments, (greater that 20% interest), and the Company is able to exercise significant influence over three of these companies. In addition the Company has less significant holdings in various companies which it may buy and sell from time to time as market conditions dictate. The sale of the Bahuerachi, Mexico property interest in the year, (note 6), marked the end of the Company's former business of mineral exploration.

Effective April 30, 2004, the Company surrendered effective control of its wholly-owned subsidiary, Waddy Lake Resources Inc. ("Waddy"), when it sold 49% of its investment and turned over all operating decisions to the acquirer. As a result, effective April 30, 2004, the Company ceased to consolidate Waddy. Waddy was inactive during the current and previous fiscal year. Waddy's earnings and cash flows in both the period ended April 30, 2004 and the year ended September 30, 2003 were insignificant. The only significant Waddy balance sheet item that was included in the consolidated balance sheet at September 30, 2003 was the liability discussed in Note 8.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

During the year ended September 30, 2003 these consolidated financial statements included the accounts of the Company, and the 100% owned subsidiaries, GR Capital Corporation and Waddy Lake Resources Inc. GR Capital Corporation was wound-up into the Company effective September 30, 2003. Effective April 30, 2004, the Company surrendered control of Waddy Lake Resources Inc. and ceased to include its accounts in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may include bank and brokerage deposits, term deposits and treasury bills with maturities equal to or less than 90 days.

Exploration Properties

All costs relating to the exploration of mineral properties were capitalized on an area of interest basis. When an area of interest was abandoned, or management determine that there was a permanent and significant decline in value, the related accumulated costs were charged to operations.  The Company reviewed the carrying values of mineral property interests on a quarterly basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees had committed, or were expected to commit to, exploration on the property.  When it became apparent that the carrying value of the property exceeded its estimated net recoverable amount based on the foregoing criteria, an impairment provision was made for the other than temporary decline in value.

Where the Company's exploration commitments for an area of interest were performed under option agreements with a third party, the proceeds of any option payments under such agreements were applied to the area of interest to the extent of costs incurred.  The excess, if any, was credited to operations.  Option payments made by the Company were recorded as mineral property costs.

Capital Assets

Capital Assets are recorded at cost. Depreciation is provided on a declining balance basis at annual rates of 20% - 30%.

Flow-Through Common Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements, were renounced to investors in accordance with income tax legislation.  Future income tax liability was increased and capital stock was reduced by the estimated tax benefits transferred to shareholders.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004 and 2003

(Expressed in Canadian $)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Joint Interests

Certain of the Company's exploration and development activities were conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.  Although the Company held its pre-sale interest in the Bahuerachi, Mexico mineral property pursuant to a joint venture agreement, none of its operations were carried on through a joint venture entity.

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

Reclamation costs

The Company's activities, had in past years primarily been focused on exploration directed toward the discovery of mineral resources.  When it was determined that future reclamation costs, including site restoration costs, were likely, and the amounts could be reasonably estimated, the costs thereof were accrued.

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

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004 and 2003

(Expressed in Canadian $)

3.

Demand Notes Receivable

2004

             2003

Due from Tyler Resources Inc., bearing interest at 10% per annum

                  -               $    13,580

Due from Tyler Resources Inc., bearing interest at 12% per annum

-

    11,411

$                -

     $    24,991

Tyler Resources Inc. is related by virtue of certain common officers and directors and the Company holds a significant, (21%),

investment in the corporation. During the year ended September 30, 2004, the notes, together with accrued interest thereon, were repaid.

4.

Investments

	September 30, 2004		September 30, 2003
	Fair Value	Carrying	Fair Value	Carrying
		Amount		Amount
Portfolio investments:
Golden Band Resources Inc.
(12,361,266 common shares, 2003 - 11,569,202)	$2,472,000	$1,400,921	$2,430,000	$1,048,292
Aloak Corp.
(4,200,000 common shares, 2003 - 5,300,000)	42,000	21,000	79,000	26,482
Tyler Resources Inc
(880,952 common shares)	-	-	44,000	44,000
Jolu Development Corp.
(350,000 common shares)	-	-	245,000	245,000
	2,514,000	1,421,921	2,798,000	1,363,744
Equity-accounted investments:
Tyler Resources Inc.
(14,216,952 common shares)	4,123,000	1,149,353	-	-
Manson Creek Resources Ltd.
(5,899,048 common shares, 2003 - 4,899,048)	708,000	293,773	294,000	233,683
Northern Abitibi Mining Corp.
(7,995,426 common shares, 2003 - 7,995,426)	280,000	1	799,000	799,000
	$7,625,000	$2,865,048	$3,891,000	$2,396,457

Fair values above are based on market quotes and may not represent actual proceeds should these investments be sold.  The investments in Manson Creek, Northern Abitibi and Tyler represent 36%, 29% and 21% of the total issued and outstanding shares of the respective companies.

Effective September 30, 2004, all of the 350,000 common shares in Jolu Development Corp., (JDC), were exchanged for 1,166,667 common shares of Golden Band Resources Inc. (Golden Band), pursuant to the JDC Shareholders' Agreement.

Subsequent to year-end the Company sold 779,500 common shares of Golden Band for net proceeds of $208,514 and exercised 592,202 warrants at $0.20 per share for a total cost of $118,440.

5.

Reclamation Deposit

The reclamation deposit at September 30, 2003 pertained to outstanding Komis mine issues primarily relating to the road leading to the mine that was sold in a prior year.

The reclamation was substantially completed in the year ended September 30, 2004 and the Company is negotiating for partial or full release of the deposit.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004 and 2003

(Expressed in Canadian $)

6.	Exploration Properties	2004	2003
	Mineral Claims
	Balance, beginning of year	$172,299	$139,426
	Dispositions	(169,066)	-
	Write-down of mineral properties	(3,233)	-
	Costs incurred	-	32,873
	Balance, end of year	$-	$172,299
	Exploration and Development Expenditures
	Balance, beginning of year	$627,701	$828,637
	Dispositions	(630,934)	-
	Costs incurred	11,581	99,818
	Abandonment and write-down of mineral properties	(8,348)	(300,754)
	Balance end of year	$-	$627,701
	Total	$-	$800,000

The mineral property carried on the books at September 30, 2003 was the Company's approximate 40% interest in the Bahuerachi, Mexico property that was sold during the year ended September 30, 2004 to Tyler Resources Inc., (Tyler), a company related by virtue of certain common officers and directors.  Tyler issued 13,336,000 shares at an agreed price of $0.06 per share in payment of the purchase price. The share price was negotiated and agreed to by independent committees of the board of directors of both companies. The Bahuerachi property was written-down to $800,000 at September 30, 2003 to reflect the value assigned to the property pursuant to the terms of the above-noted sale, a value that was within the range assigned to the property by an independent valuator. The transaction between these related parties was reflected at the exchange amount, being the amount established and agreed to by the related parties.

7.

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

	2004	2003
Principal amount	$550,000	$ 550,000
Less equity component	(72,000)	(72,000)
	478,000	478,000
Add accreted interest	39,375	13,275
Liability component	$517,375	$ 491,275

The debentures have been segregated into the respective fair values of their debt and equity components on the date of issuance.  Over the term of the debentures, the debt components are accreted to the face value of the debentures by recording additional interest expense.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004 and 2003

(Expressed in Canadian $)

8.

Waddy Lake Liability Settlement

A statement of Claim that had been filed against the Company, its 100% - owned subsidiary, Waddy Lake Resources Ltd., ("Waddy Lake"), and certain current and past directors and officers of the two companies, seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid, was settled effective April 30, 2004 by mutual release. No amount will be payable by any of the parties named in the suit. Pursuant to the Settlement Agreement the Company sold 49% of its 100% share position in Waddy Lake for nominal consideration, and granted an option to acquire an additional 1% of the issued and outstanding Waddy Lake shares for nominal consideration.

Pursuant to the agreement the Company is to receive $800,000 over four years: $200,000 upon execution of the agreement, (received), and $200,000 in each of June 2005, 2006, and 2007. This will be the Company's only claim to the assets of Waddy Lake. The Company will not have the right to any income earned through Waddy Lake. The acquiring company will make all operating decisions regarding future business conducted through Waddy Lake and will appoint a majority of the board members. As a result, effective April 30, 2004, the Company ceased to consolidate the operations of Waddy Lake, recorded the gain on the partial sale of their investment and recorded the remaining investment at cost in a nominal amount. The Company will record its future $200,000 installment proceeds on an "as received" basis as a result of uncertainty regarding collection.

9.

Capital Stock

Options and Warrants

i)

Stock Options

      Number of Shares

Expiry Date

2004

2003

Price

November 9, 2004

475,000

475,000

$

  0.25

June 4, 2007

1,975,000

1,975,000

$       0.11

2,450,000

2,450,000

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of the shares around the grant date or greater amount determined by the directors. All of the above options vested on the grant date.

ii)

Stock Option Transactions

Number

Weighted-Average

of Options

Exercise Price

As at September 30, 2002

 2,585,800

$  0.21

Expired

   (735,800)

$  0.35

Granted

    600,000

$  0.11

As at September 30, 2003 and

September 30, 2004.

 2,450,000

$  0.14

iii)

Warrants

At September 30, 2004 and September 30, 2003, 3,000,000 share purchase warrants were outstanding exercisable at a price of $0.65 per share to March 14, 2006.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004 and 2003

(Expressed in Canadian $)

10.

Sale of Jolu Mill

Effective February 18, 2003 the Jolu Mill and equipment were sold to Jolu Development Corp. ("JDC"), a new corporation whose sole shareholder immediately prior to the transaction was Golden Band Resources Inc. ("Golden Band").  In consideration for the sale of the mill and equipment, JDC assumed the liabilities associated with the mill, past, present and future, issued shares in its capital stock valued at $350,000 and assigned a royalty to the Company based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total.  The mill had previously been written-off in the Company's books and the equipment had a net book value of $8,400.  The value of the current liabilities net of any offsetting current assets that was assumed by JDC was $211,000.  In addition JDC assumed $330,000 of the total site restoration liability that was estimated on the Company's books, and $329,000 of the reclamation deposit was transferred to JDC.

During the year ended September 30, 2004, pursuant to a shareholders agreement with Golden Band, the Company gave notice to Golden Band that it must acquire all of the Company's shares in JDC in exchange for 1,166,667 common shares of Golden Band and the exchange was completed.

11.

Earnings per share

The following adjustments were made in arriving at diluted earnings per share for the year ended September 30, 2004.

   2004

Net earnings available to common shareholders

$870,364

Interest expense on convertible debentures assumed

converted, (net of tax)

    21,780

Net earnings adjusted for diluted computation

$892,144

Weighted average number of common shares

                                                      28,154,081

Assumed convertible debenture conversion

                                                        5,500,000

Warrants

  500,000

Average number of diluted common shares

                                                      34,154,081

As there was a net loss during the years ended September 30, 2003 and September 30, 2002, the calculation was anti-dilutive during the comparative periods.

The dilutive effect of stock options and warrants was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock options and warrants are exercised, and then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of the Company's common shares for the period. Excluded from the calculation of diluted earnings per share were the warrants exercisable at $0.65 per share and the options exercisable at $0.11 and $0.25 per share as the exercise prices were equal to or greater than the average trading price of the Company's common shares for the year ended September 30, 2004.

12.

Related Party Transactions and Commitment

During the year a company, related by virtue of certain common officers and directors, charged $22,000, (2003 - $21,000, 2002- $30,000), for the Company's share of office base rent and operating costs.  Pursuant to a sublease agreement with the related company, the Company is committed to pay its share of lease operating costs and base lease expenses.  The committed base lease costs for the following years are $12,150 in each of 2005 and 2006 and $3,050 in 2007, the final year of the lease.  The Company will also be required to pay its share of lease operating costs in each of these years, which in 2004 aggregated $10,000.

During the year companies, in which an officer or director is a controlling shareholder, charged the Company $25,000, (2003 - $34,000, 2002 - $33,000), for administrative and geological services.  The services were recorded at the exchange amount being that established and agreed to by the two parties.

The amounts due from related parties at year-end pertained to administrative billings to companies related by virtue of certain common officers and directors. The administrative billings to related parties for the year aggregated $80,000, (2003 - $62,000, 2002 - $88,000).

The amount due to a related party at September 30, 2003 pertained to exploration costs billed by a company related by virtue of certain common officers and directors.  The related company was the operator of the Bahuerachi joint venture and charged the Company for its share of third party exploration billings, (2004 - $10,500, 2003 - $121,000), in addition to an overhead fee of 10% thereon, (2004 - $1,050, 2003 - $12,000).  The 10% administrative fee is a standard rate in non-related joint venture arrangements.  See also notes 3, 6 and 7.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004 and 2003

(Expressed in Canadian $)

13.

Income Taxes

a)

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2004	2003	2002
Computed expected income taxes (recovery) at a combined Provincial and Federal rate of 34% (2003 - 38%, 2002 - 39.8%)	$296,000	$(306,000)	$(387,000)
Effect on income taxes resulting from: Non-recognition of losses and future tax benefits for financial statement purposes	-	306,000	387,000
Application of previously unrecognized losses and future tax benefits	(296,000)	-	-
Future income tax expense (recovery)	-	-	-
Current income tax expense relating to a prior year's reassessment	-	-	17,350
Total income tax expense	$ -	$ -	$ 17,350

As at September 30, the significant components of the Company's future income tax asset were as follows:

	2004 (at 34%)	2003 (at 38%)
Losses carried forward	$ 569,000	$ 1,214,000
Tax values in excess of book values: Mineral properties and capital assets Investments	581,000 1,510,000	7,680,000 896,000
Future income tax asset before valuation allowance	2,660,000	9,790,000
Valuation allowance	(2,660,000)	(9,790,000)
Future income tax asset	$ -	$ -

b)

The Company has accumulated non-capital losses for income tax purposes of approximately $1,673,000. Unless sufficient taxable income is earned in future years these losses will expire as follows:

2006	$134,000
2007	764,000
2008	43,000
2011	732,000
$1,673,000

c)

The Company has available the following amounts which may be deducted, at the annual rates indicated below, in determining taxable income of future years.

	2004	Rate
Canadian exploration expense	$579,000	100%
Foreign exploration and development expense	1,032,000	10%
Undepreciated capital cost	96,000	20-30%
	$1,707,000

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004 and 2003

(Expressed in Canadian $)

14.

Segmented Information

a)

Identifiable assets by significant geographic segment are as follows:

	2004	2003
Canada	$3,218,828	$2,787,293
Mexico	-	800,000
	$3,218,828	$3,587,293

b)

Segmented loss before income taxes by significant geographic segment is as follows:

2004 - With the exception of Mexican mineral property write-downs of $11,580, the loss before income taxes for the year ended September 30, 2004 was wholly attributable to Canadian operations.

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

15.

Generally Accepted Accounting Principles in Canada and United States

The Company follows Canadian generally accepted accounting principles ("GAAP") which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commissions, as described below:

a)        Sale of Saskatchewan Mineral Properties

Under Canadian GAAP financial statements should be adjusted when events occurring between the date of the financial statements and the date of their completion provide additional evidence relating to conditions that existed at the date of the financial statements.  Consequently the sale of the Saskatchewan mineral properties, which closed subsequent to September 30, 2002, was recorded at September 30, 2002 for Canadian GAAP purposes.  Further, for Canadian GAAP purposes, the sale was valued at the fair value of the shares received as proceeds for the sale at the time the agreement was negotiated.  US GAAP would dictate that the transaction would be recorded in fiscal 2003, on the closing date, and the shares in Golden Band Resources Inc. ("Golden Band"), that were received as proceeds of the sale would be valued at the stock market price of the shares on the closing date.  For US GAAP, the effect on the fiscal 2003 financial statements would be to record an investment in Golden Band in the amount of $2,777,000 and a gain on sale of $2,777,000, effective November 7, 2002, as these properties were previously written-off for US GAAP purposes. In 2004 the carrying value of the remaining investment and the gain (loss) on sale of investments would be adjusted accordingly.

b)

Marketable Securities

Under Canadian GAAP these portfolio investments are carried at the lesser of cost and market value. For US GAAP purposes, the investments would be characterized as "trading securities". Unrealized gains and losses would be reported in income and the carrying value of the investment would be adjusted to fair value.

c)

Long-term Investments

Portfolio investments in shares of public companies have been recorded at cost, less provisions for decreases in value considered to be other than temporary. Under US GAAP, the Company is required to record these "available-for-sale" investments at fair value and record the unrealized gains or losses as a component of other comprehensive income under Shareholder's Equity.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004 and 2003

(Expressed in Canadian $)

d)

Exploration Properties

Under Canadian GAAP the costs relating to the acquisition and exploration of mineral properties are capitalized on an area of interest basis and charged against income through unit-of-production depletion, when properties are developed to the stage of commercial production.  Costs related to abandoned properties, and costs related to properties which the Company has assessed, based on the price of metals/minerals and general economic and market conditions, as not viable, have been charged to other expenses in the year in which such determination is made.

Under US GAAP the costs relating to the exploration of mineral properties as defined above, which have not led to the identification of a commercially feasible property, are expensed in the year incurred and are charged to income (loss) from operations. When the Company has sold a mineral property, the proceeds equal the gain on sale of the property for US GAAP purposes as the property would have previously been written-off.

e)

Convertible Debentures

Under US GAAP, the proceeds from Convertible Debentures received in fiscal 2003 of $550,000 would be recorded as a liability.  For Canadian GAAP purposes, $72,000 of the debt was attributed to equity and additional interest expense is being recorded over the term of the debentures with an equal accretion to the liability component of the debenture.  For US GAAP purposes, the fair value of the Convertible Debentures at September 30, 2004 was $516,000, (2003 - $498,000), determined by discounting the expected future cash flows of the debentures at current rates for debt instruments with similar terms.

f)

Equity Investments

Certain of the Company's equity investments are in companies that capitalize mineral exploration costs. For US GAAP purposes these costs would be written-off as incurred, (see (d) above). In reconciling to US GAAP, the Company's share of the write-off increases the Company's loss.

Further, for Canadian GAAP purposes, when the Company's equity-accounted investment in a company is diluted, due to the issue by the investee of shares to outside parties, a gain or loss on dilution is recorded based on the difference between the issue price per share and the Company's carrying value per share on the issue date. For US purposes a gain or loss would be recorded only when the Company disposes of an interest in the equity-accounted investment.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004 and 2003

(Expressed in Canadian $)

15.

Generally Accepted Accounting Principles in Canada and United States (continued)

The effect of the above differences on the Company's financial statements is set out below:

Consolidated Balance Sheets:		2004		2003
Marketable Securities:
As reported - Canadian GAAP	$74,700		-
Unrealized gain on trading securities	31,300		-
US GAAP	$106,000		-
Investments:
As reported - Canadian GAAP	$2,865,048		$2,396,457
Golden Band investment reported at
different value for US purposes (note 15a)	1,365,202		1,728,708
Equity investments adjusted to US
GAAP carrying value (note 15f)	(797,937)		(1,032,683)
Unrealized valuation loss "available-for-sale"
investments (note 15c)	(273,123)		(294,482)
US GAAP	$3,159,190		$2,798,000

Exploration properties:
As reported - Canadian GAAP	$-		$800,000
To be written-off as incurred for US
GAAP purposes (note 15d)	-		(800,000)
US GAAP	$-		$-

Convertible debentures:
As reported - Canadian GAAP	$517,375		$491,275
Convertible debentures presented as a
liability (note 15e)	32,625		58,725
US GAAP	$550,000		$550,000

Equity portion of convertible debentures:
As reported - Canadian GAAP	$72,000		$72,000
Convertible debentures presented as a
liability (note 15e)	(72,000)		(72,000)
US GAAP	$-		$-

Deficit:
As reported - Canadian GAAP	$(40,382,296)		$(41,252,660)
Previous years' adjustments	(90,700)		(3,568,972)
Current income adjustments (see below)	728,640		3,478,272
Deficit, US GAAP	(39,744,356)		(41,343,360)
Accumulated other comprehensive
income (loss)	(273,123)		(294,482)
Deficit and accumulated other comprehensive
income (loss) - US GAAP	$(40,017,479)		$(41,637,842)

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004 and 2003

(Expressed in Canadian $)

15.

Generally Accepted Accounting Principles in Canada and United States (continued)

Consolidated Statements of Operations:	2004	2003	2002
Net Earnings (Loss):
As reported - Canadian GAAP	$870,364	$(804,667)	$(990,563)
Gain on sale of mineral property (note 15a, 15d)	800,000	2,777,000	-
Exploration property expenditures - expensed
in year incurred (note 15d)	(22,029)	(132,691)	(1,000)
Accreted interest debenture (note 15e)	26,100	13,275	-
Abandonments re property costs previously
written-off for US GAAP purposes	22,029	300,754	1,000
Gain on sale of "trading securities" (note 15b)	31,300	-	-
Change in equity in loss of investees (note 15f)	694,046	216,397	82,121
Eliminate gain on dilution of equity investment (note
15f)	(459,300)	-	-
Adjust write-offs and loss on sale of investments
due to different cost basis for US GAAP purposes	(363,506)	303,537	-

Net Earnings (Loss) - US GAAP	$1,599,004	$2,673,605	$(908,442)

Consolidated Statements of Comprehensive
Earnings (Loss):	2004	2003	2002
Net Earnings (Loss) - US GAAP	$1,599,004	$2,673,605	$(908,442)
Unrealized valuation loss "available-for-sale"
investments (note 15c)	(273,123)	(294,482)	-
Comprehensive Earnings (Loss) US GAAP	$1,325,881	$2,379,123	$(908,442)

Canadian GAAP basic and diluted earnings (loss)
per share	$0.03	$(0.03)	$(0.04)

US GAAP basic earnings (loss) per share	$0.06	$0.09	$(0.03)
US GAAP diluted earnings (loss) per
share	$0.05	$0.08	$(0.03)

(b) Exhibits

1.1

Articles and Memorandum, as amended(1)

2.1

6% Convertible Debentures(1)

4.1

Sale Agreement Saskatchewan Properties(1)

4.2

Sale Agreement Jolu Mill(1)

4.3

Shareholders Agreement JDC Development Corp. (1)

4.4

Settlement Agreement Procon

4.5

Stock Option Plan(1)

4.6

Mr. Devonshire Consulting Agreement(1)

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

13.1

Certification of James Devonshire pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Gregory Smith pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Previously filed as an exhibit to the Company's Form 20-F annual report for the fiscal year ended September 30, 2003, filed with the Securities and Exchange Commission on April 16, 2004.  File Number 000-23650.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Calgary, Alberta, this 24th day of March, 2005.

CDG INVESTMENTS INC.

/s/ James Devonshire

By:

James Devonshire

President/Director/Chief Executive Officer