Form 20-F
period 2005-09-30
CDG INVESTMENTS INC
filed 2006-02-21
CIK 920543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2005

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

34,753,172 common shares as at September 30, 2005.

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

Glossary of Terms

In addition to the terms defined in the 2005 Annual Report, certain terms used throughout this annual report are defined below:

"Affiliate"	One who, directly or indirectly, either controls, is controlled by or is under common control with, the specified person or entity.
"CDG"	CDG Investments Inc.
"g/T"	Grams per metric tonne.
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

"operator"	The party in a joint venture which carries out the operations of the joint venture, subject at all times to the direction and control of the management committee.
"ore"	A natural aggregate of one or more minerals which may be mined and sold at a profit.
"QA/QC"	Quality assurance/quality control.
"SEDEX"	Sedimentary exhalative deposit.
"ppm"	Parts per million.
"ton"	Short ton (2,000 lb.).
"tonne"	Metric tonne (2,204.6 lb. or 1,000 kg.).
"tonnage" and "grade"	The quality of ore reserves and the amount of gold and silver (or other products) contained in such reserves and include estimates for mining dilution but not for other processing losses.

"VLF-EM"	Very low frequency-electromagnetic.

"VMS"	Volcanogenic massive sulfide.

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

NOTE OF CAUTION REGARDING FORWARD-LOOKING INFORMATION. As noted, the future conduct of the business of CDG and its Investees dependent upon a number of factors, and there can be no assurance that any of these companies will be able to conduct their operations as contemplated herein.  Certain statements contained in this report using the terms "may", "expects to", and other terms denoting future possibilities, are forward-looking statements.  The accuracy of these statements cannot be guaranteed as they are subject to a variety of risks including, but not limited to: the possibility that the described operations, reserves, or exploration or production activities will not be completed on economic terms, if at all.  The Company's significant assets are investments in mineral exploration companies.  The exploration of mineral properties is subject to high risk, including risk of fluctuating prices for the minerals being sought, the risks of not encountering adequate resources despite expending large sums of money, and the risk that test results may not be accurate, notwithstanding appropriate precautions. Other risks associated with CDG's operations include lack of any operating revenues and continuing significant losses. Many of these risks are described herein, and it is important that each person reviewing this report understand the significant risks attendant to the operations of CDG, its subsidiaries, and companies in which it invests.

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

YEAR ENDED SEPTEMBER 30

(In $000'S Cdn except for "per/share" and "number of shares" information)

	2005	2004	2003	2002	2001
Operating Summary
Revenue
Gain on sale of investments	$2,583	$371	$ -	$ -	$408
Interest	$31	$8	$8	$7	$44
Income (loss) continuing operations
Canadian GAAP	$3,693	870	(805)	(991)	(6,016)
US GAAP	(195)	1,599	2,674	(908)	(619)
Net income (loss)
Canadian GAAP	3,693	870	(805)	(991)	(6,016)
United States GAAP	(195)	1,599	2,674	(908)	(619)
Financial Status
Total assets
Canadian GAAP	7,220	3,219	3,587	4,245	5,182
United States GAAP	3,959	3,544	3,189	676	1,531
Working capital (deficiency)
Canadian GAAP	3,498	159	78	(260)	132
United States GAAP	3,498	190	78	(260)	132
Long term liabilities
Canadian GAAP	-	517	1,691	1,484	1,484
United States GAAP	-	550	1,750	1,484	1,484
Shareholder's equity (net assets)
Canadian GAAP	6,908	2,506	1,636	2,369	3,359
United States GAAP	3,646	2,799	1,179	(1,200)	(292)
Capital Stock
- amount Canadian GAAP	$43,120	$42,644	$42,644	$42,644	$42,644
- amount US GAAP	43,095	42,644	42,644	42,644	42,644
- number	34,753,172	28,154,081	28,154,081	28,154,081	28,154,081
Dividends per share	-	-	-	-	-
Net earnings (loss) per common share:
Canadian GAAP
Basic Diluted	11¢ 10¢	3¢ 3¢	(3)¢ (3)¢	(4)¢ (4)¢	(21)¢ (21)¢
United States GAAP
Basic Diluted	0¢ 0¢	6¢ 5¢	9¢ 8¢	(3)¢ (3)¢	(2)¢ (2)¢
Net earnings (loss) per Common share - continuing operations
Canadian GAAP Basic Diluted	11¢ 10¢	3¢ 3¢	(3)¢ (3)¢	(4)¢ (4)¢	(21)¢ (21)¢
United States GAAP Basic Diluted	0¢ 0¢	6¢ 5¢	9¢ 8¢	(3)¢ (3)¢	(2)¢ (2)¢

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

The exchange rates for Canadian dollars expressed in US dollars as obtained from the Bank of Canada are as follows:

i) January 13, 2006 - $0.86

ii) High and low exchange rates for each month during the previous six months:

Month	Low	High
December, 2005	.86	.87
November, 2005	.84	.86
October, 2005	.84	.86
September, 2005	.84	.86
August, 2005	.82	.84
July, 2005	.80	.83

iii) Average rates for the five most recent financial years:

Years Ended September 30:	2005	2004	2003	2002	2001
Average rate	.82	.75	.69	.64	.65

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

Change of Business

During fiscal 2004, the Company sold its last remaining mineral asset; its approximate 40% interest in the Bahuerachi, Mexico mineral property.  During fiscal 2003, the Company divested itself of its remaining Saskatchewan mineral exploration assets, the most significant being the Jolu Mill.  During the fiscal year ended September 30, 2002, the Company sold its Saskatchewan mineral property portfolio in exchange for common shares in the purchaser, a Canadian publicly listed company. These sales have resulted in the majority of the Company's assets consisting of investments in resource-based companies ("Investees"). The Company believed that its efforts were best focused on enhancing the value of its investments rather than conducting exploration activities directly. Accordingly, the business of the Company was changed to that of an "investment company" (as defined below), concentrating on the mineral exploration sector, and the name was changed to CDG Investments Inc.  You should be aware that the Company has little experience or operating history as an investment company and there can be no assurance that it will be successful.  Because of our registration as a foreign private issuer under the laws of the United States, the U.S. Investment Company Act of 1940 may impact our ability to do this business.

Management is investigating options to assist shareholders in realizing the increased value of the Company's assets. The partial fulfillment of this objective was achieved through the distribution on November 30, 2005 of substantially all of its investments in Manson Creek Resources Ltd. and Northern Abitibi Mining Corp. to the Company's shareholders as a dividend in specie as well as the payment of a cash dividend of $0.01 per share. See item 4(A)(4)(a). Management is also evaluating potential active businesses that the Company might acquire.

Future Profitable Business

While management is investigating methods by which shareholders of the Company can realize the increased value in the Company's assets, management can provide no assurances that feasible options will exist. Further, management cannot provide assurances that an active business could be acquired that would provide future profitable operations. There is considerable uncertainty surrounding the future business focus of the Company.

Risk of Dilution

The Company's most significant investment is in Tyler Resources Inc. There are a substantial number of warrants and options outstanding that, if exercised to acquire Tyler shares, will result in substantial dilution of the Company's investment.

Risk of Non-Compliance with the US Investment Company Act and Risk of Sanctions

Currently, the Company may be considered an "investment company" as that term is defined in the United States' Investment Company Act of 1940 (the "1940 Act").  An investment company is generally a company that is engaged in the business of investing, holding, reinvesting, or trading of investment securities.  The 1940 Act requires that investment companies formed under the laws of the United States, or its states, register as such with the Securities and Exchange Commission and become subject to some fairly complex governance rules.  The registration requirements do not appear to apply to non-U.S. companies except in the limited case when the non-U.S. company intends to raise capital within the United States - an action that CDG does not intend to take.  Furthermore, as an investment company in Canada, we are subject to regulation under Canadian law and we believe that U.S. regulation would be redundant and potentially incompatible with our obligations under Canadian law.  Conversations with the staff of the Securities and Exchange Commission indicate that they can offer no clear guidance.

Should the U.S. Securities and Exchange Commission attempt to impose the provisions of the 1940 Act on our activities, our shareholders may lose their ability to trade our stock in the over-the-counter market in the United States.  In addition, the Securities and Exchange Commission may attempt to appoint a receiver for our affairs or impose other sanctions.  We intend to vigorously resist classification as an investment company in the United States, and to take advantage of any exemptions or exceptions from application of the 1940 Act.  The necessity of asserting any such resistance, or making any claim of exemption, could be time consuming and costly, or even prohibitive, given our limited resources.  In addition, there is no assurance that the Company would prevail in its efforts to contest such investment company classification.

Market and Price Volatility

The Company's common stock and the value of its investments are vulnerable to pricing and purchasing actions that are beyond its control.  Volatile market price and trading volume for the Company's common stock make it difficult to profit from an investment in the Company's common stock.  Low volume of trading and market volatility may result in an inability to compile adequate information before engaging in trading activities, execution delays, and executions at prices significantly different from the market price quoted when an order is entered.  The securities markets themselves have from time to time and recently experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. As a result, shareholders may suffer market losses during periods of volatility in price and volume.   In addition, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on such market prices.

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

All of the Company's investees' property interests are in the exploration stage and do not contain any "reserves", as that term is defined in Industry Guide 7 adopted by the Securities and Exchange Commission (the "SEC").  The term "reserves" is defined in Industry Guide 7 as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination."  Industry Guide 7 is available from the SEC's website at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines.  The probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is extremely remote. The Investees' property interests, in all probability, do not contain any reserves and any funds spent on exploration of the Company's property interests will probably be lost.  If any of the Investees' exploration programs are successful, they will require additional funds to advance the property beyond the exploration stage. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial activities or that the funds required to advance a property beyond the exploration stage can be obtained on a timely basis. If the Company's Investees are unable to secure additional funding, the Investees may lose their interest in one or more of their mineral claims and/or may be required to cease operations, which would negatively impact the Company's investments in its Investee companies.

Mineral Reserves

There can be no assurance that the Company's Investees will ever be able to identify mineral reserves on their properties, recover minerals from any of their properties or that the recovery of any minerals will be economical.

Foreign Exploration Risks

The Company has a significant investment in Tyler Resources Inc. ("Tyler"), a company whose primary mineral property is situated in Mexico.

Tyler's most important prospects are in Mexico. Exploration and mining activities on these prospects may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Changes in regulation or shifts in political conditions may adversely affect its business.  Mexico is, to a degree, a developing country, which may make it more difficult for Tyler to obtain any required exploration, development and production financing for prospects located there.

Exploration activities on its prospects in each country of Tyler's operations, is subject to various laws and regulations administered by federal, provincial, state and local governmental authorities.  The current operations of Tyler will not only require regulatory compliance, but also having in place various licenses and permits for proposed exploration and development activities.  The laws and regulations include those governing prospecting, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection and mine safety.  Companies engaged in the exploration for mineral prospects and related extractive facilities generally experience increased costs and delays in schedules as a result of the need to comply with applicable laws and regulations and to obtain licenses and permits which may impose additional standards of compliance.  These laws, regulations and permitting requirements change from time to time, often becoming more stringent.  There is the possibility that Tyler may not meet these various requirements resulting in enforcement actions, injunctions, fines and penalties or curtailment or cessation of operations.  Additionally, Tyler may have to take remedial measures requiring unanticipated capital expenditures, installation of additional equipment or restoration.  Tyler also may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Tyler's operations will be subject to environmental regulation. This body of law provides for restrictions and prohibitions on spills, releases or emissions of various substance produced in association with certain mining industry operations.  This regulation also governs aspects of operations, including water use, tailings, and reclamation.  Under these regulations, Tyler will have to obtain licenses and permits, which will require expenditures on consultants, preparation of impact studies, and fees and which will take substantial time.  Additionally, a breach of these regulations may result in the imposition of fines and penalties or force curtailment of activities.  Environmental legislation continues to evolve and is increasingly stringent with stricter standards, more investigation, and the greater likelihood of enforcement actions, fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in environmental regulations has the potential to reduce the profitability of operations or, in some events, limit operations.

There is no guarantee that title in Tyler's Mexican prospect will not be challenged or impugned by third parties or that the applicable governmental authorities will not revoke, or significantly alter the ownership conditions of the mineral prospects. There is no certainty that the current rights represented by the mineral prospects or any additional rights applied for, will be granted or renewed on terms satisfactory to Tyler.  The prospects in Mexico are important to the business plan of Tyler, and if its ownership is impaired or questioned, it will be a significant set back to Tyler.

Title Risks in Canada

There is no guarantee that title to the Company's Investees' Canadian prospects will not be challenged or impugned.  The Investees have not conducted boundary surveys of the claims in which they hold direct or indirect interests, and therefore, the precise area and location of such claims may be in doubt.  The Investees claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Permits and Licenses Risks

Mineral exploration may require licenses and permits from various governmental authorities. There can be no assurance that the Company's Investees will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

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

Inability to Influence the Direction or Actions of Management

The Company holds investments in Investees, which are controlled by other persons.  Consequently the Company cannot influence the direction or actions of management of these Investees.  The inability to control the actions of Investees may cause the value of the Company's investments to decrease.

Competition with Other Companies

Other companies with greater financial resources and/or expertise are in competition with the Company for investment opportunities.  The Company may not be able to compete with these other companies and may be limited in the investments it can make.  If the Company is unable to identify other Investees, it may not generate a sufficient return, if any, on its capital.

Thinly Traded Public Market

The Company's shares trade on the Over-the-Counter Bulletin Board system (the "OTCBB"). The Company has only 1,115 registered shareholders as at January 15, 2006, and its shares are thinly traded. There can be no assurance that a stable market for the Company's common shares will ever develop or, if it should develop, be sustained. It should be assumed that the market for the Company's common shares will continue to be highly illiquid, sporadic and volatile. The Company is required to maintain its status as a "reporting issuer" under the Securities Exchange Act of 1934, as amended, in order to be quoted on the OTCBB. The Company is also listed on the CNQ-Canadian Trading and Quotation System Inc. ("CNQ") exchange in Canada, and its shares are thinly traded.  There can be no assurance that a stable market for the Company's common shares will ever develop or, if it should develop, be sustained.  It should be assumed that the market for the Company's common shares will continue to be highly illiquid, sporadic and volatile.

Dealings with Associated Companies and Conflicts of Interest

The Company is associated through common directors, common officers and common shareholdings with its Investee companies.  Persons who are not willing to rely on the discretion and judgment of management and the boards of directors of the Company and the Investee companies should not consider a purchase of the Company's securities.  See "Item 7: Major Shareholders and Related Transactions."

Certain of the Company's directors are also directors, officers or shareholders of the Company's Investees.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts must be disclosed by such directors or officers in accordance with the Company Act (Alberta) (the "Company Act").  Generally, the Company Act requires a director with a direct or indirect interest in a contract or transaction to "disclose the nature and extent of the director's interest at a meeting of the directors."  A director who has an interest in such a transaction is accountable to the corporation for which the director serves for any profit the director receives as a result of the transaction unless the director has previously disclosed the interest in accordance with the Company Act, the Board of Directors subsequently approves the transaction or contract, and the interested director does not vote on the approval, or "the contract or transaction was reasonable and fair to the Company at the time it was entered into, and after full disclosure of the nature and extent of the director's interest, it is approved by special resolution."

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

Concentration of Investments in Resource Industry

The Company's current Investees are concentrated in the resource industry. Concentration in a single industry involves risks that are not generally associated with diversified investments, including potential significant fluctuations in returns. Such risks may lead to decreased returns or increased losses on the Company's investments.

Dependence upon Performance of Investee Companies

The Company's success is dependent upon the success of the Investees.  If its Investees are not able to successfully implement their business plans and/or if the value of Investee securities decreases, the Company may suffer significant losses on its investments.  Economic, governmental, industry and internal company factors outside the Company's control affect each of its Investees. The material risks relating to the Company's Investee discussed elsewhere in "RISK FACTORS" may prevent the Company's Investees from succeeding. Additionally, many of the Company's Investees are early-stage companies with limited operating histories, and they may never be profitable.

Liquidity of Investees

The Company's Investees may not have sufficient funds to retain their property interests and/or to conduct exploration on their properties.  If an Investee loses its property interests, the value of the Investee's securities, and consequently the value of the Company's investment in the Investee, would be negatively impacted and the Company could lose its investments.  If an Investee is unable to conduct exploration on any of its properties, the Investee may be required to sell all or a portion of the property interest, may lose the property interest, or may not be able to identify a commercially feasible mineral interest, in which case the value of the Investee's securities and the value of the Company's investment in the Investee may be negatively impacted and the Company may lose all of its investment in the Investee.  Such events could have a negative impact on the price of the Company's shares and may negatively impact an investment in the Company's shares.

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

The Company may be deemed to be a "Passive Foreign Investment Company"

The Company may be deemed to be a "Passive Foreign Investment Company" ("PFIC").  See "Item 10:  Additional Information - Taxation."  If the Company is deemed to be a PFIC, a United States holder of the Company's common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include certain dividends from a PFIC and any gain on the sale of stock of a PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC's ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.

Item 4:

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT

1. Legal and commercial name - CDG Investments Inc.

2. Incorporation date - October 12, 1979

3. Incorporated under the Business Corporations Act of Alberta, Canada

-Address/Telephone:

Suite 500, 926-5th Ave. S.W., Calgary, Alberta, Canada,

T2P 0N7, Phone 403-233-7898.

Name and Business Change - In May 2002, the Company changed its name from Golden Rule Resources Ltd. to CDG Investments Inc.  In connection with the name change, the business of the Company was changed to that of an investment company, concentrating on the mineral exploration sector.   There was no change in management or a change in control in connection with the name change.

4.

Significant changes or events

THE FOLLOWING SIGNIFICANT CHANGES OR IMPORTANT EVENTS OCCURRED IN THE LAST FIVE YEARS:

a)

Subsequent to September 30, 2005 - Dividend Issued

Subsequent to September 30, 2005, the Company distributed 5,204,329 of its shares in Manson Creek, and 7,286,300 of its shares in Northern Abitibi by way of a dividend.  In addition to this share dividend the Company paid a cash dividend of $0.01 per share for a total cash dividend of $404,000.  The cash and share dividends were payable to shareholders of record on November 16, 2005.  Immediately subsequent to the share dividend the Company held a 2% interest in each of Manson Creek and Northern Abitibi. Consequently, effective the dividend distribution date, the Company ceased to equity-account for these two investments.

b)

Subsequent to September 30, 2005 - Warrant and Option exercises

Subsequent to September 30, 2005, stock options were exercised to acquire 750,000 common shares at $0.11 per share for total consideration of $82,500.  Further, warrants were exercised to acquire 4,999,091 common shares at $0.12 per share for total cash consideration of $599,891.

c)

Subsequent to September 30, 2005 - Additional Common Shares reserved

Subsequent to September 30, 2005, the Company reserved an additional 330,000 common shares for issuance upon the conversion of the 3,000,000 warrants that expire March 14, 2006. The adjustment was required by the Warrant Indenture Agreement and will result in a maximum of 3,330,000 shares being issued upon conversion of these warrants.

d)

Subsequent to September 30, 2005 - Common Shares cancelled

Subsequent to September 30, 2005, 67,408 common shares were cancelled for no consideration. During fiscal 1995 the Company acquired all of the shares of Waddy Lake Resources Inc. in exchange for common shares of the Company. Certain Waddy Lake Shareholders did not exchange their shares for 67,408 shares of the Company, therefore shares were set aside. Pursuant to the Arrangement Agreement, these shares could be cancelled if the Waddy Lake shares were not exchanged within ten years. The ten years have expired and the shares were cancelled.

e)

Year-ended September 30, 2005 - Conversion of Debentures

During the year ended September 30, 2005, the Convertible Debentures described in (j) below were converted into 5,499,091 common shares and 5,499,091 share purchase warrants. Warrants were exercised to purchase 500,000 common shares at $0.11 per share. See "Item 7: Major Shareholders and Related Party Transactions - B. Related Party Transactions" for a discussion of directors and officers converting debentures. The remaining 4,999,091 warrants may be exercised to purchase 4,999,091 common shares at prices ranging from $0.12 per share to $0.14 per share, depending upon the year of exercise. 4,990,000 warrants expire December 16, 2006 and 9,091 warrants expire December 21, 2006. All remaining warrants were exercised subsequent to year-end (See (b) above).

f)

Year ended September 30, 2005 - Sale of Golden Band Resources Inc. shares

During the year ended September 30, 2005 the Company sold a significant portion of its investment in Golden Band Resources Inc.  At September 30, 2004 the Company held 12,361,266 common shares of Golden Band representing approximately 25% of the outstanding shares on that date.  The investment in Golden Band had been carried at cost during fiscal 2004 because the Company had only one of six directors on Golden Band's board of directors, did not share common officers and did not have the ability to exert significant influence over operating, exploration or investment decisions.  During fiscal 2005, the Company acquired an additional 834,599 common shares of Golden Band by exercising warrants and sold 12,802,468 common shares of the Company in the open market.  As at September 30, 2005 the Company held 393,397 common shares of Golden Band representing less than 1% of total outstanding Golden Band shares on that date.

g)

September 30, 2004 - Bahuerachi Sale

During the year ended September 30, 2004, the Company sold its approximate 40% interest in the Bahuerachi property in Mexico to Tyler.  The Company is related to Tyler by virtue of certain common officers and directors.  See "Item 7: Major Shareholders and Related Party Transactions - B. Related Party Transactions."  Tyler issued 13,336,000 shares to the Company at a price of $0.06 per share in payment of the purchase price.  The price was negotiated and agreed to by independent committees of the board of directors of both companies.  The Bahuerachi property was written-down to $800,000 at September 30, 2003 to reflect the value assigned to the property, a value that was within the range assigned to the property by an independent valuator. The sale closed on January 29, 2004, upon shareholder and regulatory approval.  After the sale, the Company no longer held interests in any mineral properties.

h)

September 30, 2004 - Waddy Lake debt settlement and investment sale

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

Pursuant to the agreement the Company is to receive $800,000 over four years: $200,000 upon execution of the agreement, (received), and $200,000 in each of June 2005 (received), 2006 and 2007. This will be the Company's only claim to the assets of Waddy Lake. The Company will not have the right to any income earned through Waddy Lake. The acquiring company will make all operating decisions regarding future business conducted through Waddy Lake and will appoint a majority of the board members. As a result, effective April 30, 2004, the Company ceased to consolidate the operations of Waddy Lake, recorded the gain on partial sale of their investment and recorded the remaining investment at cost in a nominal amount. The Company will record its future $200,000 installment proceeds on an "as received" basis as a result of uncertainty regarding collection.

i)

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

j)

Year ended September 30, 2003 - Convertible Debenture Financings

During the year ended September 30, 2003 the Company closed two debenture financings aggregating $550,000.  Directors, or companies over which they have control or direction, subscribed to $450,000 of the debentures.  See "Item 7: Major Shareholders and Related Party Transactions - B. Related Party Transactions."  The debentures were interest bearing at 6% per annum, payable semi-annually on March 31 and September 30, were due December 17, 2005 and were secured by a floating charge over substantially all of the assets of the Company.  The debentures were convertible into units comprised of one common share and one share purchase warrant, at $0.10 per unit until December 17, 2004 and $0.11 per unit during the year ended December 17, 2005.  The warrants were to expire two years after conversion of the debenture and could be exercised to purchase one common share at prices ranging from $0.10 per share to $0.14 per share depending on the year of exercise.  The debentures were redeemable at the option of the Company after December 17, 2003 provided that stock volumes and price met specified levels and the stock continues to be listed on a recognized exchange.

Without the written consent of the debenture holders, the Company may not advance monies by way of a loan to any company or conduct exploration activities of any nature, except for its commitment to fund exploration costs relating to the 2003 program on the Bahuerachi property in Mexico.

See Item 4(A)(4)(e) regarding the conversion of these debentures.

k)

Year ended September 30, 2003 - Sale of Jolu Mill

Effective February 18, 2003, the Jolu Mill and equipment were sold to Jolu Development Corp. ("JDC"), a new corporation whose sole shareholder immediately prior to the transaction was Golden Band, a publicly listed company.  At the time of the transaction the Company owned 32% of Golden Band and one of the Company's directors was also a director of Golden Band.  "Item 7: Major Shareholders and Related Party Transactions - B. Related Party Transactions." In consideration for the sale of the mill and equipment, JDC agreed to assume the liabilities associated with the mill, past, present and future, issue shares in its capital stock valued at $350,000 and assign a royalty to the Company based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total.  The mill had previously been written-off in the Company's books and the equipment had a net book value of $8,400.  The value of the current liabilities net of any offsetting current assets that was assumed by JDC was $211,000.  In addition JDC assumed $330,000 of the total site restoration liability that was estimated on the Company's books, and $329,000 of the reclamation deposit was transferred to JDC. The price was determined by negotiation - all board members were disinterested.  The transaction was approved by the TSX Venture Exchange.

Subsequent to September 30, 2003, pursuant to a shareholders agreement with Golden Band, the Company gave notice to Golden Band that it must acquire all of the Company's shares in JDC in exchange for 1,166,667 common shares of Golden Band. The Company received the Golden Band shares in exchange for the JDC shares on September 30, 2004.

l)

Year ended September 30, 2002 - Business and name change

At the Annual & Special Meeting on March 21, 2002, the shareholders approved a change in the Company's business from that of a Natural Resources Company to that of an investment company and a change in name from Golden Rule Resources Ltd. to CDG Investments Inc.  There was no change of control and/or a change in management in connection with the name change.

m)

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

The sale agreement closed subsequent to September 30, 2002 when final regulatory approval was received. The transaction was recorded at the Company's 2002 year-end resulting in the elimination of the Saskatchewan properties and the recording of the investment in Golden Band.  For US GAAP purposes, the transaction was recorded in fiscal 2003 and resulted in recording an investment in Golden Band of $2,777,000 and a gain on sale of mineral properties of $2,777,000.

n)

Year ended September 30, 2001 - Procon Lawsuit:

A Statement of Claim was filed against the Company, its 100% owned subsidiary, Waddy Lake Resources Inc., ("Waddy Lake"), and certain current and past directors and officers of the two companies seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid. See "Item 8: Financial Information - Legal Proceedings." The Company reached a settlement during the year ended September 30, 2004 as described in item 4(A) (4)(h) above.

       o)

Year ended September 30, 2001 - Hixon Gold Resources Inc. reverse take-over:

The Company owned a 36% interest in Hixon Gold Resources Inc. at September 30, 2000. In February 2001, Hixon purchased all of the issued and outstanding common shares of Aloak Corp. for an aggregate purchase price of $3,500,000. Hixon paid the purchase price by issuing 35,000,000 common shares of Hixon at a deemed price of $0.10 per share. CDG had no prior affiliation with Aloak Corp.

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

After completion of the aforementioned transactions Hixon's name was changed to Aloak Corp. At September 30, 2005, the Company had no remaining investment in Aloak Corp.

5.  Principal capital expenditures and divestitures

The following is a description of mineral property and equipment expenditures and divestitures during the last 3 fiscal years:

The Company did not obtain debt financing for any of its capital expenditures during the years in question with the exception of the fiscal 2003 mineral property expenditures that were partially financed by the debentures issued in the year.

Year ended September 30, 2005

There were no significant capital expenditures and divestitures.

Year ended September 30, 2004

The Company sold its property interest in the Bahuerachi, Mexico mineral property as described in Item 4(A)(4)(g).

Year ended September 30, 2003

The Company sold the Jolu Mill as described in Item 4(A)(4)(k).

The Company expended $133,000 on the Bahuerachi, Mexico property.

The Company's investment transactions for the last three fiscal years are described under "B, Business Overview, Investment Strategy" below.

6.  Takeover offers- Not applicable.

B.          BUSINESS OVERVIEW

The Company

The Company no longer conducts mineral explorations. The Company's business consists of holding investments in primarily mineral exploration companies. At September 30, 2005, the Company was able to exercise significant influence over three of the companies in which it invested due to significant shareholdings and/or common officers and directors. In addition the Company has less significant holdings in various companies, which holdings it may increase or sell from time to time as market conditions dictate.

Management is investigating options to assist shareholders in realizing the increased value of the Company's assets. The dividend described in Item 4(A)4(a) partially fulfils this objective. Further, Management is evaluating potential active businesses that the Company might acquire.

Investment Strategy

The Company has acquired and manages a portfolio of securities of public companies and may invest in a private issuer if an opportunity becomes available.

On November 30, 2005 the Company distributed 5,204,329 of its shares in Manson Creek and 7,286,300 of its shares in Northern Abitibi by way of a share dividend. In addition to this share dividend the Company paid a cash dividend of $0.01 per share for a total cash dividend of $404,000. The cash dividend was declared to offset a substantial portion, if not all, of any Canadian withholding tax requirements related to the dividend being paid to US investors.  The cash and share dividends were payable to shareholders of record on November 16, 2005. Immediately subsequent to the distribution of the share dividend, the Company held a 2% interest in each of Manson Creek and Northern Abitibi. Consequently, effective the dividend distribution date, the Company ceased to equity-account for these two investments.

As part of an ongoing effort to appropriately manage the Company's assets and increase shareholder value, the Company's Board of Directors (the "Board of Directors") concluded that effecting the Dividend was in the best interests of the Company's shareholders for several reasons.  First, although Manson Creek and Northern Abitibi each had interests in properties of merit, the Board of Directors believed the value of the Company's holdings in the two companies did not appear to be reflected in the share price of the Company nor did the Board of Directors believe that it was likely that any potential future increases in the share prices of Manson Creek and Northern Abitibi would be adequately reflected in the share price of the Company.  The Board of Directors believed that increased shareholder value could be achieved by shareholders holding the shares of each company separately.

Second, the Board of Directors believed that the share prices of Manson Creek and Northern Abitibi were artificially depressed due to the significant amount of common shares of each company being held directly by the Company and the significant influence exercised by the Company over each of Manson Creek and Northern Abitibi.    Therefore, the Board of Directors believed that the share price of each of Manson Creek and Northern Abitibi would improve by distributing the shares held directly by the Company to its shareholders.

Third, the divestment by the Company, of its investments in Manson Creek and Northern Abitibi would allow the investment community to focus separately on each business, making each of the Company, Manson Creek and Northern Abitibi easier to analyze for both investors and analysts.

The Company's business philosophy is to maximize its financial return on investments while limiting, to the greatest extent practicable, the Company's exposure to the risks inherent in the industry.  See "Risk Factors".

Management believes each member of the Board of Directors is able to contribute expertise and a wide range of knowledge to the Company's activities and some of them have experience in the management of investment portfolios. The members of the Board of Directors are experienced in the initiation and structuring of public and private corporations, debt and equity financings, corporate mergers and acquisitions and in providing corporate, financial and planning services.  Management believes the Company has the capability to appraise and structure transactions from both a technical and financial point of view.

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

The following tables summarize the investment sale proceeds and purchase costs for the years ended September 30, 2005 and September 30, 2004, as well as the gain (loss) on sale of these investments for financial statement purposes:

2005 Investment	Number of Shares Or Units	Purchase Price	Proceeds on Disposal	Gain (loss) on Disposal
Golden Band
Exercise Warrants	834,599	$179,041
Sales	(12,802,468)		$3,212,146	$1,701,216
Manson Creek
Exercise Warrants	500,000	$75,000
Sales	(500,000)		$100,243	$92,385
Tyler Resources
Private placement	400,000	$500,000
Purchase in market	5,000	$4,800
Sales	(475,000)		$748,099	$699,173
Aloak Corp.
Sales	(4,200,000)		$64,645	$43,643
RSX Energy Inc.
Sales	(90,000)		$121,717	$47,017
Total 2005		$758,841	$4,246,850	$2,583,434

2004 Investment	Number of Shares Or Units	Purchase Price	Proceeds on Disposal	Gain (loss) on Disposal
Golden Band
Exercise Warrants	2,300,000	$345,000
Private Placement	242,397	$55,751
Sales	(2,917,000)		$637,440	$344,321
Aloak
Sales	(1,100,000)		$26,722	$21,239
Ultima Energy Trust
Purchase	5,000	$33,800
Sale	(5,000)		$36,700	$2,900
RSX Energy Inc.
Purchases	100,000	$83,000
Sale	(10,000)		$10,509	$2,209
Manson Creek
Private Placement	1,000,000	$100,000
Total 2004		$617,551	$711,371	$370,669

There were no significant investments sold during 2003.

Investment Holdings

The Company's only significant investment holding, as of January 15, 2006, is summarized below.

Investees	Percentage Ownership	Potential Product	Exploration Property Locations
Tyler Resources Inc.	16%	Copper/Gold/Diamonds	Mexico, Northwest Territories

The value of the Company's investments will be influenced by the Investee's mineral reserves, if any, and the price of the minerals/metals represented by those reserves.  As of the date of this annual report, all of the Investee's properties are without known reserves and the proposed programs are exploratory in nature.  As the price of gold and other metals/minerals rise, there tends to be a corresponding rise in the market price of the Investee's capital stock and increased interest by investors in the advancement of projects which translates into improved opportunities for the Investees to raise necessary capital to advance promising projects.  This further enables the Company to raise equity capital as needed and enables it to sell investments in a favorable environment.  The fortunes of the Investees and consequently the Company are therefore highly susceptible to changes in the market prices of metals and minerals.

The economics of whether or not an existing project with mineralization or a newly discovered one is advanced beyond the exploration stage is influenced by the price of minerals, gold and other metals.  The Company believes that its Investees have identified a number of projects with sufficient exploration work and assessment work filed to keep the projects in good standing to the year 2006 and beyond.  The value of the mineral properties is affected by increasing or declining metals prices.

The Company's significant investments during the year ended September 30, 2005 consisted of the following companies:

1.

Tyler Resources Inc.

2.

Manson Creek Resources Ltd.

3.

Northern Abitibi Mining Corp.

Subsequent to year-end the Company distributed substantially all of its investment in each of Manson Creek and Northern Abitibi to its shareholders as a dividend, (See item 4(A)4(a)).

Tyler Resources Inc.

The information provided on Tyler Resources Inc. ("Tyler") has been compiled from publicly available documents located at www.sedar.com

Tyler Business Overview

Tyler is publicly listed on the TSX Venture Exchange under the trading symbol TYS.  Tyler is a mineral exploration company that is in the exploration stage, and all of its property interests are without known reserves and all of its proposed programs are exploratory in nature.  The underlying value of Tyler's mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of Tyler to obtain the necessary financing to advance its properties beyond the exploration stage, and upon future profitable activities.

Tyler does not have significant sources of revenue from its activities and it relies on equity financings to finance exploration on its properties.  Tyler's only sources of revenue in the immediately three preceding fiscal years ended July 31 were (i) overhead fees received as compensation for administrative costs incurred in acting as operator for certain joint ventures and (ii) interest income derived from holding cash in short-term investment vehicles such as bankers' acceptances, treasury bills and brokerage cash accounts.  Tyler's revenue for the past three fiscal years ended July 31, and the three months ended October 31, 2005 is summarized as follows:

	2003	2004	2005	Three months ended October 31, 2005
Overhead fees	$ 5,539	$ 9,224	$ -	$ -
Interest revenue	$ 5,063	25,460	74,665	$73,525
Total	$10,602	$34,684	$74,665	$73,525

At October 31, 2005, Tyler had positive working capital of $9,010,000. Tyler's management believes it has more than sufficient cash available to fund operations in the next twelve months and to continue to fund its current drilling program in Mexico.  If the current drill program increases Tyler may need to raise additional cash to fund its operations.

Tyler does not have significant tangible capital assets except as disclosed below and no commitments to acquire same.  Its most substantial asset is its mineral properties.  Expenditures on these properties for the most recent three fiscal years and the three months ended October 31, 2005 are summarized below:

Property, Plants and Equipment - TYLER

Tyler owns or has rights to various mineral prospects as described below.  Expenditures incurred in the last three fiscal years ended July 31, 2005 and the three months ended October 31, 2005 are as follows:

	Balance July 31, 2002	Costs Fiscal 2003		Costs Fiscal 2004		Costs Fiscal 2005		Balance July 31, 2005	Costs 1st Quarter Fiscal 2006	Balance Oct. 31, 2005
Acquisition
Bahuerachi - Mexico	221,465	27,148		875,246		84,506		1,208,365	3,285	1,211,650
Weedy Lake - Saskatchewan	637,844	-		-		-		637,844	-	637,844
Carat and Kelsey - Northwest Territories	246,112	-		-		-		246,112	-	246,112
Keni - Nunavut	51,770	3,750		(55,520)	c	-		-	-	-
Other	10,588	(4,245)		926		-		7,269	-	7,269
Total Acquisition	1,167,779	26,653		820,652		84,506		2,099,590	3,285	2,102,875
Exploration
Bahuerachi - Mexico	1,026,583	22,319		762,204		4,182,291		5,993,397	1,704,191	7,697,588
Weedy Lake - Saskatchewan	1,743,702	100		357		-		1,744,159	-	1,744,159
Carat and Kelsey - Northwest Territories	415,813	282,434		(591,975)	d	(119,000)	f	(12,728)	-	(12,728)
Keni - Nunavut	227,505	(23,912)	a	(203,593)	e	-		-	-	-
Other	35,937	(22,794)	b	(5,781)		2,375		9,737	-	9,737
Total Exploration	3,449,540	258,147		(38,788)		4,065,666		7,734,565	1,704,191	9,438,756

(a)

Costs of $16,478 net of recoveries and write-offs of $40,390.

(b)

Write-offs of $22,794.

(c)

Costs of $92 net of write-offs of $55,612.

(d)

Costs of $37,772 net of cost recoveries of $546,247 that pertained to an arbitration award of reimbursed joint venture over-expenditures and reimbursed arbitration costs, all of which had been capitalized to the property, and net of option receipts of $83,500.

(e)

Costs of $2,753 net of write-offs of $206,346.

(f)

Option receipts.

Bahuerachi

Tyler's principal exploration property in Mexico is Bahuerachi, located in the state of Chihuahua roughly 8 kilometers north of the town of La Reforma, Sinaloa.  The base and precious metals of interest on the property are copper, molybdenum, gold, zinc and silver.

 (i)

Property Location And Description

Property Location

Bahuerachi lies in southwestern Chihuahua state, Mexico, about 5 km northeast of the Sinaloa state boundary (Figure 2.1). The closest town is La Reforma, Sinaloa, located some 8 km to the south.  A small village of less than 100 inhabitants (Bahuerachi) is located on the western portion of the permit area.

Property Description

The Bahuerachi property presently consists of four mining concessions totalling 5,257 ha as follows:

Concession	Title Number	Area (Ha)	Date Issued	Expiry	Type
Bahuerachi	T 211761	500	2000	July 2050	Exploitation
Bahuerachi Dos	T 215572	2788	2002	March 2052	Exploitation
Bahuerachi Tres	T 215511	30	2002	February 2008	Exploration
Bahuerachi Cinco	T 225440	1939	2005	September 2011	Exploration

The prospect is under four contiguous concessions, which were issued in 2000, 2002 and 2005.  The majority of the prospect, 3,288 hectares, is under two exploitation type concessions, which expire in 2050 and 2052.  An additional 1,969 hectares are under exploration concessions which expire in February 2008 and September 2001; however, the concessions may be converted to exploitation permits.

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
16
45
40D

© 2001 Microsoft Corp. All rights reserved.

  Figure 2.1-General Location Map

Title

The Bahuerachi property is subject to an option agreement with a Mexican national, (the "Optionor"). At July 31, 2005 Tyler had a 95% interest in the property, subject to verification by the Optionor.   The Optionor held the remaining 5% interest in the property at July 31, 2005.  This 5% property interest is convertible into a 10% net profits interest.  The 5% property interest or the 10% net profits interest, as the case may be, can be purchased by Tyler for US $700,000 pursuant to an option expiring October 21, 2006.

Permits and Liabilities

Tyler maintains the necessary annual environmental reporting on the prospects, and the last report was prepared and filed in 2005.  Tyler has the necessary permits for its current program of drilling.  Tyler is responsible for the maintenance in good standing of the prospects under the agreement, including all statutory filings and tax payments.  Tyler currently pays annual mining duties of approximately US$36,000 for the four concessions.

Concession Blocks - The latest survey plans utilized to register the Bahuerachi Tres exploration concession. The Bahuerachi 5 concession extends the northern part of the western boundary and the entire northern boundary by approximately 2 kilometres.

(ii)

Accessibility, Climate, Physiography, Local Resources And Infrastructure Access

The Bahuerachi prospect lies in the southwestern portion of Chihuahua State, about five kilometers northeast of the Sinaloa State border.  The closest town is La Reforma, Sinaloa, located about eight kilometers to the south.    The prospect is accessed by secondary unpaved roads from Choix, Sinaloa which takes about four hours and requires a ferry crossing of Rio Fuerte.  Access to Choix is by paved roads.  Access to the property is possible year round.  Access throughout the prospect is by a network of exploration roads and numerous foot/burro trails, including well-developed trails in Arroyo Reforma and several major tributary drainages. A few of these have been partially upgraded to allow the use of all terrain vehicles.

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

Terrain is rugged to extreme, rising abruptly from main valleys at about 200 m above sea level to peaks at 1,300 m.

(iii)

Property History

According to available records, the prospect has been visited by numerous large companies over the years, but their limited exploration efforts appear to have yielded little actual modern exploration data.  It also appears that the work done by these companies was concentrated on the main zone of the prospect and not in the farther reaches of the concessions.  Thus, Tyler will be required to conduct a full range of exploration studies and evaluations to properly assess the potential of the overall prospect.  The historical workings and explorations of the concessions at best can only serve as a guide to where Tyler's activities will be focused.

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

At the base of the sequence, the Triassic-Jurassic-Cretaceous volcano sedimentary units are well exposed and consist of interbedded sediments (conglomerates, sandstones and siltstones), carbonates and limy sediments as well as andesitic volcanic flows. Field observations where bedding relationships can readily be observed indicate that these units were folded although fold geometry and amplitude have not yet been defined.  Evidence for thrusting is also present on a regional scale.

These units are locally overlain by the Tertiary andesitic, pyroclastic and ignimbrite flows and are intruded by a series of intrusions ranging in composition from dioritic to rhyolitic.

An important intrusive complex consisting of multiple intrusions ranging in composition from mafic (dioritic/andesitic) to felsic (rhyolitic) is present on the property. The core of this complex is exposed over a north-south distance of at least 10 km by a minimum width of 3 km although its total extent is not known at present.  The best exposures of this complex occur along arroyo Reforma from the north end of the property to the town of La Reforma and then southerly to the El Fuerte River. Most of the intrusive complex consists of fault bound (post emplacement faults) dyke like bodies with a volumetrically dominant dacitic core. The dacitic bodies have now been observed at the Property's main zone as varying in widths from 50 m to over 200 m in width.  Numerous andesitic or rhyolitic dykes with widths in the 1 m-10 m range are seen cutting the dacitic core in both north-south and locally east-west orientations. These later dykes have been observed to the east of the property cutting the base of the tertiary sequence providing an age constraint on these intrusive events.  It can be noted that the late dykes are predominantly observed as fresh, unaltered rocks at the main zone and are therefore considered as being post-mineralization.

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

(v)

Mineralization

Currently, there are seven significant zones of mineralization identified within the entire prospect.  One of these zones is the focus of the current phase of exploratory work.  In the main zone, it is expected that copper and gold, along with other base metals, may be present at levels that will be commercially viable for later work.  Subsequent sections outlining results from historical and ongoing work support the widespread presence of copper mineralization with locally elevated concentrations

In the Los Alisos zone, there appears to be a gold-silver hydrothermal system, which has had some mapping and sampling at the surface.  Initial reverse circulation drilling, with 4 holes, returned anomalous gold, silver and zinc values typical of mineralized low-sulphidation epithermal systems in Mexico. Early results confirm that the Los Alisos target deserves further drilling work.

Work to date has only been on specific areas within the prospect.  This work has outlined a mineralized complex with overall surface widths and grades comparable to that of historical or present economic producers within a mineralized porphyry-style complex.

(vi)

Exploration

Tyler's Exploration

Since its initial acquisition of its interest in the Bahuerachi prospect in 1994, Tyler has pursued activities designed to commence exploration of the concession area.  Tyler initially built a rudimentary road access to the area. Tyler then initiated drilling in an effort to define a small zone of near-surface copper oxide mineralization within the main zone.  This initial drilling campaign was conducted in 1997 to evaluate the near surface copper-oxide potential of the prospect.  It was conducted on a theoretical 50-meter center grid to cover an area of roughly 400 meters by 200 meters over what was believed to be the core of the mineralized system in the main zone.  Initial holes were planned as vertical holes to evaluate a possible near-surface, sub-horizontal zone of copper oxide enrichment (oxide blanket). Although mineralization was found to be widespread, even outside the higher grade replacement zones, drill hole location and drilling directions did not allow for adequate testing of the higher grade zones or the mineralized intrusion as defined by subsequent work. Core recovery also reportedly averaged only 70% over the program with heavy losses in altered, mineralized sections as well as within intrusive sections.

Plotting of the 1997 drill holes shows that 10 of the 18 holes were located in the sediments and volcanics outside of the main skarns or mineralized dacitic porphyry. Only two holes were collared in the high grade replacement skarn zones but were poorly oriented in terms of recently established geological controls. Regardless of this deficiency, results of the 1997 drilling include the following reported statistics which remain valid in the context of future exploration on the prospect, in the main zone: cumulative 166.06 m of drill intersections in the exoskarn averaged 1.17% copper with a range of 0.23%-2.34% copper, cumulative 111.43 meters in altered andesites and sediments was found to average 0.58% copper with a range of 0.28%-0.86% copper and a cumulative 59.7 meters of intersections of copper mineralization in the altered dacitic porphyry intrusion  was found to grade 0.67% copper with a range of 0.28%-1.28% copper.  All of these ranges are considered within the type of values expected in an economic porphyry style system and associated high grade skarn zones.

1997 Drill Hole Data Summary

DRILL HOLE DATA				MINERALIZATION (sections above 0.50% copper in bold)
Drill hole#	Total depth	Azimuth	Inclination	From	To	length (m)	%Cu
T-97-1	41.46		-90	0.60	25.30	24.70	1.63
				37.25	40.55	3.30	0.97
T-97-1-A	116.77		-90	0.60	26.00	25.40	1.42
				36.60	57.32	20.72	1.10
T-97-2	101.52		-90	23.12	59.60	36.48	0.80
				59.6	69.38	9.78	0.36
T-97-3	101.52		-90	22.86	51.21	28.35	0.63
				51.21	67.99	16.78	0.25
				95.02	95.59	0.57	1.81
T-97-4	89.33		-90	5.00	21.34	16.34	1.04
				55.79	62.8	7.01	0.40
T-97-5	101.52		-90	28.79	41.16	12.37	0.16
				77.13	96.95	19.82	0.12
T-97-6	101.52		-90	29.12	42.07	12.95	0.37
				42.07	66.16	24.09	0.63
				66.16	86.28	20.12	0.30
T-97-7	101.52		-90	35.98	74.08	38.10	0.90
				74.08	98.48	24.40	0.39
T-97-8	101.52		-90	42.07	49.70	7.63	0.27
				49.70	60.45	10.75	1.22
				77.13	93.29	16.16	0.45
T-97-9	101.52		-90
T-97-10	46.65		-90	3.96	12.80	8.84	1.91
				31.4	34.45	3.05	1.45
T-97-11	69.82	60	-60	1.83	14.33	12.50	1.39
				14.33	21.03	6.70	0.37
				49.70	64.63	14.93	1.40
T-97-12	60.06	105	-50	0.75	6.40	5.65	0.80
T-97-13	27.44		-90	0.60	8.54	7.94	1.42
				18.40	27.44	9.04	0.32
T-97-14	89.33	135	-47.5	5.49	16.16	10.67	1.40
				40.44	50.45	10.01	0.58

DRILL HOLE DATA				MINERALIZATION (sections above 0.50% copper in bold)
Drill hole#	Total depth	Azimuth	Inclination	From	To	length (m)	%Cu
				50.45	53.35	2.90	0.12
				53.35	60.22	6.87	0.47
T-97-15	55.79	200	-70	0.60	3.96	3.36	0.36
				49.39	55.79	6.40	0.87
T-97-16	101.52	-90	23.00	31.40	8.40	0.29
			31.40	54.00	22.60	0.18
			54.00	62.50	8.50	0.06
			62.50	74.00	11.50	0.13
			74.00	80.18	6.18	0.54
			80.18	92.50	12.32	0.14
			92.50	93.60	1.10	1.34
T-97-17	45.73	-90	0.60	26.22	25.62	0.16
			26.22	35.98	9.76	1.26
			35.98	45.12	9.14	0.21
T-97-18	54.88	-90	5.18	24.53	19.35	0.25
			24.53	31.40	6.87	0.54
			31.40	44.21	12.81	0.17

Other prospecting programs conducted during this period allowed for the accumulation of local to regional scale data that has greatly enhanced the understanding of the mineralization and its potential at Bahuerachi.  A greater understanding of regional stratigraphy and structure allows for the integration of punctual data and evaluation of overall potential for each occurrence.  Numerous mineralized showings have been identified on the property outside of the main zone

In 2001, a surface exploration program to examine known showings with the objective of determining geological controls and settings for existing mineralization.  Previous datasets from prospecting programs offered punctual data in terms of mineralized occurrences but without further mapping, this data could not be used to outline the potential of any one area as true widths of mineralized systems could not be determined with reasonable certainty.  The 2001 program was successful in outlining minimum surface length and widths for mineralization at the main zone and the Mina Mexicana and Los Alisos areas.  It also provided for greater understanding of the geological context and controls on the known mineralization and as such, created the base necessary for drilling recommendations on the property.

A short program of underground sampling was conducted in August 2003 in conjunction with a number of field property visits with third parties.  The short program centered on the partial rehabilitation of an historical adit. The program objective was to collect data at depth which, in conjunction with the 2001 surface data, would allow for the generation of an interpretative cross-section across the system.

Tyler conducted an airborne geophysical survey on the property in February 2004 in preparation for an exploratory drilling program that commenced in April 2004.

Phase 1 Drilling Program

The 2004 Phase 1 Drilling program consisted of 1,084 meters of diamond drilling as well as mechanized trenching.  Field work started in March and lasted through to early June 2004.  The program successfully confirmed the extensive and continuous nature of high grade copper, gold, silver and locally zinc bearing breccia and skarn bodies.  These occur locally within, on the edges, and away from the main mineralized porphyry (QFP).  The mineralized intrusive complex, including mineralized sediments and high grade breccia and skarn zones in the core of the complex, has now been outlined at surface over an area in excess of 4 kilometers in strike length with widths varying between 200 meters to in excess of 700 meters. Overall results continued to confirm the presence of mineralization with bulk mining potential in a world class sized porphyry setting at the Bahuerachi Property.

The Phase I drilling program in 2004 ended with the completion of 12 drill holes for a cumulative 1,084 meters of drilling.  Due to generally poor ground conditions, all drill holes were terminated before reaching their full planned target depths, often within mineralized zones.  Phase I drilling confirmed the extensive and continuous nature of high grade copper, gold, silver and locally zinc-bearing breccia and skarn bodies.  Encouraging grades within stockworked veined main mineralized porphyry in the northern part of the area tested during Phase I include 3.05 meters grading 0.73% copper and 3.05 meters grading 0.18% copper and 0.35 g/t gold at the end of drill hole #11.  The results of the Phase 1 drilling program are summarized in the table below.  Data for drill holes 1 and 2 are not included as generally poor core recovery did not allow for proper sampling to be carried out.

Phase 1 Drilling summary: drill holes # 3 through 12, significant intervals:

DRILL HOLE #	FROM (m)	TO (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock type
04-BAH-03	28.04	49.38	21.34	3.11%	.09	19.42	1.25	breccia pipe/skarn
04-BAH-04	21	79	58	0.72%				Chalcocite blanket/QFP/breccia skarn
Including	21	45	24	1.16%	.02	3.23	.02	Chalcocite blanket/skarn/QFP
Including	63	79	16	0.76%	.05	9.67	0.60	breccia pipe/skarn
04-BAH-05	14	122.43	108.43	0.63%				Chalcocite blanket/QFP/marble/ breccia skarn
Including	14	32	18	0.69%	.02	4.83	.14	Chalcocite blanket/skarn/QFP
Including	101.19	122.43	21.24	1.61%	0.10	21.39	0.58	breccia pipe/skarn
O4-BAH-06	1.5	37	35.5	3.08%	0.14	15.37	0.09	breccia pipe/skarn
04-BAH-07	2.74	44.00	41.26	2.18%	.13	15.59	0.11	breccia pipe/skarn
04-BAH-08								abandoned
04-BAH-09	12.8	19.1	6.3	0.63	0.05	4.3	0.08	QFP/Skarn
	76.6	87.5	10.9	0.63	0.03	6.4	0.11	skarn
04-BAH-10	18.9	31.5	12.6	0.65	0.02	1.3	0.2	Seds/skarn
	39.3	49.2	9.9	0.68	0.06	4.4	0.19	Skarn
	64.6	76.9	12.3	0.34	.04	2.6	0.07	Skarn
04-BAH-11	37.2	60.1	22.9	1.14	0.18	6.9	0.06	Sediments/Skarn breccia/QFP
including	41.3	51.2	8.9	2.07	0.22	9.6	0.10	Skarn breccia
04-BAH-12								abandoned

Tyler's Management believes that Phase 1 has accomplished its objectives, which were to confirm the continuity and grade of surface mineralization and obtain a better understanding of the geologic controls on mineralized zones. High grade breccia-skarn zones have been traced at surface over a strike length exceeding 1,200 metres, and have been traced by drilling over a strike length of 500 metres, to depths of up to 100 metres.  The average width of this unit in drilling to date is approximately 24 metres and the weighted average grade of drill sections is 2.29% copper, 0.12 g/t gold, 15.9 g/t silver and 0.40% zinc. The breccia unit remains open along strike and at depth.  A supergene enrichment blanket has also been confirmed although its extent remains poorly defined.  Encouraging grades within stockwork veined QFP in the northern part of the area tested during Phase 1 include 3.05 metres grading 0.73% copper and 3.05 metres grading 0.18% copper and 0.35 g/t gold at the end of drill hole #11.  Combined with surface chip samples in variably leached intrusion grading 0.51% copper over 24 metres and 36 metres grading 0.40% copper, this provided an excellent porphyry copper target currently being tested during Phase 2.

Phase 2 Drilling Program

Tyler's private placements in March, 2004 and April, 2005 were used to finance the May/June 2004 drill program and a portion of the 2004/2005 Phase II drill program, initially budgeted in the range of $2.6 million to $2.9 million.  Actual Phase II costs have exceeded the budget by approximately $1 million, as more money was available with the receipt of additional working capital from the exercise of warrants and options and the promising results.  The Phase II Program will continue to test the strike width, and depth potential at Bahuerachi, and aims to clearly demonstrate the bulk tonnage potential of the system.  The Phase II program was budgeted to cover approximately 3,500 meters of core drilling and 7,300 meters of reverse circulation drilling, (3,000 core and 1,961 m RC completed during the months of January through April, 2005).   Actual meters drilled during the months of January through April were less than budgeted, primarily because use of the RC rig was terminated, hence there was a shortfall of actual costs compared to budget for that period.   Drill results were being released in batches as drilling progressed.  Samples are shipped to ALS Chemex in Hermosillo, Mexico with final assay work conducted by ALS Chemex labs in Vancouver.

Assay results for the Phase 2 drilling program to date are summarized in the tables below (drill holes BAH-13 to BAH-44 and RC 1 to 16).

Drill holes #04-BAH-13 and 04-BAH-14, most significant intersections:

Hole #	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Zn (%)	Pb (g/t)	Ag (g/t)	Au (g/t)	Rock Type
BAH-13*	53.3	77.05 (EOH)	23.75	0.41						Chalcocite blanket
BAH-14	7.3	60	52.7	0.25				2.3		Chalcocite blanket
	120	225.15	105.15	0.42	0.008	0.16		5.2	0.04	Mixed
Including	162	180	18	1.20		0.35		13	0.13	Breccia/skarn
Including**	216	225.15 (EOH)	9.15	0.37	0.032	0.29	0.40	6	0.02	PORPHYRY

* As previously reported, drill hole #13 was stopped in mineralization before its planned target depth due to difficult ground conditions.  The last sample interval in the hole graded 1.95% Cu over 1.05 meters. Two reverse circulation drill holes (RC-1, RC-2) were subsequently drilled on the same section as drill hole # 13.

** Mineralization in the porphyry consists of fractured controlled and disseminated sulphides.  The hole ended in mineralized porphyry.

Drill hole #04-BAH-15, most significant intersections:

Hole #	From (m)	To (m)	Interval (m)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)	Rock Type
04-BAH-15	16	159	143	0.71	0.22	6		Mixed
Including	28	60	32	1.17		4		Chalcocite blanket
Including	120	159	39	1.02	0.69	13	0.10	Breccia/skarn
	159	160.7	1.7					No Sample*
Including **	160.7	166.3 (EOH)	5.6	2.15	0.62	31	0.24	Breccia/skarn

*From 159 to 160.7 meters, all core was lost during the drilling process and no sample was recovered.

**The drill hole ended in mineralization before reaching its total planned target depth. In previous status updates, drill hole #15 was described as ending at 176.6 meters. The correct final depth is 166.3 meters.

Significant Intervals drill holes #16 (bottom) and #17 are presented in the table below.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-16*	32	148	116	0.35		2			Seds+minor QFP
BAH-16	158	186.8	28.8	0.37	0.04	4	0.14	0.05	QFP+/-skarn
BAH-16	186.8	217.2 (EOH)	30.4	0.57	0.03	5	0.17	0.023	QFP, minor skarn, sheared QFP

BAH-17	174.5	191.4	16.9	0.80	0.07	13.7	0.31		Skarn/breccia

* 32 to 148 meters results previously released

Significant intervals for drill hole BAH #21:

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock Type
BAH-21	108	249.45*	141.45	0.41		6.1	0.3	QFP/Skarn/Breccia
Including	139.85	151	11.15	1.55	0.13	18.9	0.90	Skarn/Breccia
Including	201	215	14	1.06	0.08	11.6	0.17	Skarn/Breccia

*Drill hole BAH-21 was stopped in mineralization grading 0.47% copper, 0.06 g/t gold and 5 g/t silver.

Significant intervals for drill holes DDH-BAH #24 and 25.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-24	2.45	316.7 (EOH)	314.25*	0.47	0.04	7.7	0.46	Trace	Skarn/Limestone/Sediments (hole ended in mineralization)
Including	62.4	83.4	21	0.69	0.13	20.4	4.7	Trace	Skarn
Including	127.4	150.65	23.25	2.04	0.15	28	0.68	Trace	Skarn
BAH-25	6.80	160	148.15**	0.49	0.12	8.8	0.35	0.01	Skarn/Marble/QFP
Including	6.8	85	73.15**	0.90	0.23	16.7	0.70	0.007	Skarn/Marble
Including	8	43.1	34.5***	1.47	0.5	28.7	1.26	Trace	Skarn

*Excludes 3m of lost core at 83.4 meters.

** Excludes lost core over 5.05 meters in 4 sections between 13.75 meters and 73.65 meters

***Excludes 0.55 meters lost core at 14.3 meters

Significant intervals for drill holes DDH-BAH #26, 27, 30.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-26	5	55	50	0.62	0.08	2.6	1.01	trace	Chalcocite in hornblende porphyry and minor skarn
and	159	175	16	0.34	0.06	8.5	0.13	trace	Skarn
BAH-27	2	27	25*	0.40	trace	3.2	0.23	trace	Copper oxides in hornblende porphyry
BAH-30	22.3	26	3.7	6.07		14.1	0.39		High grade copper oxides in limestone
and	98	106	8	0.45	0.05	13.7	trace	trace	Calcareous sediments

*Excludes 1.6 m of lost core at 7.1 meters.

** Diamond drill hole #29 was lost at a depth of 77 meters and was twinned with drill hole #30 to target depth and for which results are reported.

Significant intervals for drill holes DDH-BAH #28 and 31.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-28	32.6	193.75	161.15*	0.5	0.04	7.8	0.24	.009	Sediments/Skarn/Porphyry
including	168	193.75	25.75**	1.35	0.13	33.8	1.00	0.024	Breccia/Skarn
BAH-31	32	225.4	193.4***	0.63	0.05	9.4	0.40	Trace	Sediments/Skarn/Porphyry
including	166.25	225.4	59.15****	1.33	0.13	21.8	1.09	0.01	Breccia/Skarn

*Excludes 9.25m of lost core over interval.

** Excludes 3.15m of lost core over interval.

***Excludes 5.7 meters lost core over interval

****Excludes 5.7 meters lost core over interval.

Significant intervals for drill holes DDH-BAH #32.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-32	85.75	140.75	55	0.29	0.04	3.54	trace	0.01	Sediments/Oxides/Minor Skarn
	155.85	211.40 EOH*	55.5	0.74	0.11	5.26	0.23	0.01	Skarn
Including	176	211.40*	35.4	1.10	0.16	7.66	0.32	Trace	Skarn

* The hole was lost at 211.40 meters in mineralization grading 0.74% copper and 0.016% Molybdenum due to poor drilling conditions.

Significant intervals for drill holes DDH-BAH #38 and 39.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-38	30	66.1	36.1*	0.45	0.03	3.4		0.016	Sediments/Skarn/QFP Dyke
Within	30	120.8 (EOH)	90.8**	0.25	0.02	2.1		0.015	Sediments/Skarn/QFP
BAH-39	34	66.5	32.5	0.34	0.02	2.1		0.012	Sediments/Skarn/Minor QFP
and	83.72	88.35	4.63	0.63	0.07	3.9		0.008	Mineralized shear zone

*Grade for the interval based on 32.45 meters of core recovered.

**Grade for the interval based on 86.35 meters of core recovered.

All intervals are interpreted true widths.

Significant intervals for drill hole DDH-BAH #40.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-40	13	190.3* (EOH)	177.3	0.34	trace	2.0	trace	0.001	Sediments/minor skarn/porphyry
Including	74	104	30	1.1	0.04	2.1	trace	0.015	Chalcocite blanket in sediments and porphyry
Including	74	180*	106	0.46	0.02	1.9	trace	0.013	Chalcocite and porphyry, minor skarn

*Average grade includes dilution by 2 significant post mineral dykes totaling 22.4 meters intervals are interpreted true widths.

RESULTS FROM DEEP CORE HOLE #43

Significant intervals for drill hole DDH-BAH #43*.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-43	155.3	476 (EOH)**	320.7*	0.42	0.06	10.0	0.77	Trace	Marble/CRD/Skarn and calc silicate skarn
Including	287.3	332.6	45.30	0.36	0.23	23.9	3.72	Anomalous	Marble/Massive sulphide CRD
Including	287.3	300	12.70	0.30	0.53	40.7	9.5	Trace	Massive sulphide CRD
And
Including	332.6	476 (EOH)**	143.4	0.63	0.05	10.3	0.30	0.007	Skarn and calc silicate skarn, minor massive sulphide

* Interpreted true widths of intercepts are estimated as 75-80% of quoted intervals.

**Hole ended in mineralization with last 4 meters grading 0.98% copper, 0.07 g/t gold and 9.2 g/t silver.

Significant intervals for drill holes DDH-BAH #41, 42 and 44 (partial)

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-41	30	68.7	28.65(I)	0.22					Calc-silicate/skarn/QFP
And	127.3	155.4	28.1(II)	0.85	0.14	13.5	0.32	0.009	Skarn
BAH-42	104	114.15	10.15	0.66	Trace	4.95	Trace	0.004	QFP
	162	225.4	63.4(III)	0.37	Trace	2.9	Trace	0.011	QFP/dykes/skarn
Including	217.5	225.4	7.9(III)	1.01	Trace	12	trace	0.024	Skarn
BAH-44	0	172.1	172.1(IV)	0.5	0.05	3.0	none	0.002	Porphyry/oxide, minor sulphides
Including	20	102.1	82.1	0.74	0.08	4.5	trace	Trace	Porphyry, sulphides

(I)No core was recovered over a total of 10.05 meters over the interval. Average is based on core recovered and should be considered indicative only.

(II)Core recovery was average to low over the interval.  Averages should be considered indicative, not representative until further drilling is performed in the area.

(III) Excludes a 0.3 m interval of no recovery

(IV)Assays are reported to 172.1 meters.  Subsequent to the first pass sampling, the hole was extended to 305.85 meters total depth. Average includes dilution by 19.9 meters of post mineral dykes.

-All intervals are interpreted true widths.

Significant intervals for drill holes DDH-BAH 46 and DDH-BAH50, Section 3NE.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-46B*	53.4	60.65	7.25	1.06	0.09	10.1	Trace	0.005	Skarn
	74	84	10	0.34	0.03	2.7	Trace	0.006	Skarn
	88	135	47	0.14	0.01	1.3		0.006	Sediments, low grade halo
	178	216	38	0.17	0.01	1.8	Trace	0.008	Sediments, low grade halo
BAH-50**	18	68.3	50.3	0.44	0.04	5.4	trace	trace	Porphyry, oxides and chalcocite
	94.6	165.3	70.7	0.59	0.07	4.2	Trace	Trace	Porphyry mixed chalcocite and sulphides
	202	270	68	0.31	0.03	2.4	Trace	Trace	Porphyry
	412	443	31	0.13	0.01	1	Trace	0.016	Porphyry

*  Intervals are interpreted true widths.

**Results for last intervals from 443 meters to 478.5 meters (EOH) not yet received. Results are considered a representative test of the system.

Significant intervals for drill holes DDH-BAH 47 and DDH-BAH48, Section 345 North.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-47	82	111	29	0.37	0.02	4.4	trace	trace	Sediments, oxide blanket
and	198.8	199	0.2	0.95	0.3	180	9.06	trace	CRD-massive sulphide
BAH 48	75	96	21	0.21	0.01	3	trace	trace	Sediments, oxide blanket
	221.5	317.5	96	0.5	0.03	5.1	0.15	0.008	Skarn, sediments
including	223	237	14	1.16	0.08	11.8	0.44	trace	Skarn
and	328	391.5	63.5	0.24	0.01	1.9	trace	0.009	Mineralized sediments

Results are interpreted true widths for the near surface oxide blanket and further intersections at depth in hole 48 are interpreted to be around 80% true width.

Significant intervals for drill hole DDH-BAH 49.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-49	0	15	15	0.23	0.09	3	trace	0.009	Mixed porphyry, sediments, oxides
	37.5	138	100.5	0.48	0.05	2.3	trace	0.007	Porphyry
including	52.45	96	43.55	0.75	0.05	3.2	trace	0.01	Porphyry, chalcocite
	145.85	298.25	152.4	0.13	0.02	1.5	trace	0.008	Porphyry

Intersections are interpreted true widths.

Drill hole RC-2, 3, 4, 5 and DDH 04-BAH-16 (partial)

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t))	Silver (g/t)	Zinc (%)	Rock Type
RC 2	1.52	10.67	9.15	0.18	0.03	8.92	0.27	Lst/skarn
Including	10.67	13.72						No sample (adit)
RC-2	13.72	126.5	112.78	1.29	0.12	26.58	1.07	Mixed
Including	48.78	85.37	36.59	1.81	0.14	22	2.03	Skarn/breccia
RC-3	27.44	73.17	45.73	0.92				Chalcocite blanket
	83.37	96.04	12.67	0.77	0.11	12.65	0.73	Sediments/breccia
	96.04	140.24	44.20	0.15				QFP
RC-4	44.21	70.12	25.91	0.60				Chalcocite blanket
	79.27	89.94	10.67	0.33				Mixed sed/QFP
	123.48	150.91	27.43	0.27				Mixed sed/QFP
RC-5	12.20	32.01	19.81	0.53				Sediments
	96.04	160.06	64.02	0.31		2.35		QFP
04-BAH-16*	32	148	116	0.35		2		Sediments and minor QFP
Including	66	80	14	0.54

*Core hole #16 was stopped at 152 meters in December and was subsequently completed to its planned target depth  of 217.2 meters.

*Drill holes RC3, 4 and 5 all ended in low grade mineralization.

Significant intervals for drill hole RC-18.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
RC-18	6.10	103.63	97.53**	0.72	0.05	7.8	0.34	Trace	Skarn/QFP/Faults
including	85.34	103.63	18.29	2.28	0.25	31.4	1.14	Trace	Skarn

** Excludes samples lost over 1.52 meters at 15.24 meters.  The hole was lost at 103.63 m in mineralization.

Los Alisos Low Sulphidation gold-silver epithermal target, (+/- 1.2 Km west of main zone porphyry Complex)

RC Drill holes #8-11, significant intervals:

Hole #	From (m)	To (m)	Interval (m)	Gold g/t	Silver g/t	Zinc %
05-RC-8	16.76	24.38	7.62	3.0	34	0.53
including	19.81	21.33	1.52	9.84	18.6	0.94
05-RC-9	22.86	32	9.14	2.18	182	Anomalous
including	25.9	27.43	1.52	9.62	822	Anomalous
and	35.05	47.24	12.19	2.7	38.7	1.57
including	44.2	45.72	1.52	9.53	111	4.32

05-RC 10 and 11: strong quartz veining with anomalous gold, silver and zinc

(vii)

Sampling Methodology And Data Verification

Sample security and integrity during each phase of work and subsequent transport of samples to the ALS Chemex lab facilities to Hermosillo was insured through the use of individually numbered, tamper proof plastic tags.  No issues of tampering or missing tags were reported by the Hermosillo lab upon receipt of the samples from the field and samples were in the custody of Tyler personnel at all times before delivery to ALS-Chemex.

All drilling samples from the Phase 1 and 2 drilling programs were likewise treated for delivery to ALS Chemex Labs in Hermosillo. In addition, each batch of drilling samples sent for assay work includes a series of standards and duplicates samples.  No significant or ongoing discrepancies have been noted in the assay results upon review of the data and the Tyler remains satisfied with the current laboratory and analytical procedures used are satisfactory for the current stage of exploration.

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

(ix)

Mineral Resource And Mineral Reserve Estimates

Work to date has not outlined a mineral resource or a reserve according to currently accepted Canadian Institute of Mining, Metallurgy and Petroleum guidelines.  As of the date of this report, there are no known reserves on the property and Tyler's proposed programs are exploratory in nature.

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

The presence of mineralized outcrops over a wide topographic range along the system, relatively numerous and extensive historical underground workings and the 1997 drilling data outline the fact that significant continuity both at depth, and areally can be expected within the system.

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

Conclusions

Further exploration is warranted on the property with the objective to first drill test the complete extent of the mineralized system at the main zone, test other targets and subsequently begin to   establish a resource base within the main zone complex.

(xi)

Recommendations

Phase 2 work, now consisting of a minimum of 25,000 meters of drilling, is ongoing to test the width, strike length and depth of mineralization to a minimum of 200 to 300 meters for the main zone mineralized complex. Of the next budgeted 20,000 meters, 12,200 meters have been allocated for this first pass testing.  Once drilling data is received from this exercise, Tyler will assign remaining meters in areas where further drilling is justified.  Tyler will continue drilling and other exploration activities on the property so long as exploration results so warrant and capital is available.

Weedy Lake Prospect, Saskatchewan

The Weedy Lake Prospect was staked as a claim in 1999.  To maintain the claims, annual assessment work of $11,925 is required, but there is an excess expenditure credit of $240,000 available to be applied against this obligation. To date, Tyler has incurred a total of $2,000,000 in exploration expenditures.

Tyler holds a 50.1% interest in the Weedy Lake Prospect, with the balance held by Golden Band Resources Inc., an unaffiliated party.  Tyler originally acquired its interest pursuant to an option and joint venture agreement with the Company.  During the fiscal year ended July 31, 2002, Tyler entered into an option agreement with Golden Band Resources under which it can earn up to one-half of Tyler's interest in the property by incurring a minimum of $100,000 of exploration expenditures on the prospect in each of the first three years of the option term and a minimum of $1,500,000 in aggregate over the four years ending December 31, 2005. Golden Band has been notified by Tyler that it is in default of its earn in commitments.  Tyler believes it can negotiate a sale to Golden Band or arrange different farm-out terms.

During the period from 1986 to 1990, Tyler drilled a total of 88 holes, for a total of 15,532 meters, on the Weedy Lake Prospect.  No exploration programs were carried out during the period 1990 to September 30, 1995.  During fiscal year 1996, Tyler carried out a two-phase diamond drill program in which it drilled an additional 57 holes.  The purpose of the program was to complete the evaluation of the previously defined gold mineralization and to generate the information necessary to determine whether or not economic levels of mineralization were present to consider an underground exploration program.  During fiscal year 1997, a re-compilation and re-interpretation of all diamond drill hole data was undertaken.  No work was carried out in the period of 1998 to 2002.

In 2002 and 2003, Golden Band Resources conducted till sampling on the prospect and recompiled historical data in order to generate new exploration targets.

As a result of this work, it is believed there may be viable amounts of gold mineralization.  The methods of recovery would have to be either open pit or underground exploitation.  Additional shallow drilling will be necessary to refine the open pit resource potential and underground resource potential would have to be re-evaluated after open pit recovery is underway.  There is substantial work that must be undertaken before any actual recovery can be commenced, and because Golden Band is in default under its agreement, this prospect may not ever be exploited by or on behalf of Tyler or result in any revenues.

Carat and Kelsey Properties, Northwest Territories

Tyler holds a 30% and 33% interest in the Carat and Kelsey prospects, respectively, in the Northwest Territories. Tyler shares these interests with Diamondex Resources Ltd. which holds a 70% interest in the Carat prospect and a 67% interest in the Kelsey prospect. Tyler has entered into an agreement with Majescor Resources Inc. giving Majescor an option to earn its entire interest of approximately 30% in the Carat and approximately 33% in the Kelsey diamond exploration joint ventures. Under this agreement, Majescor Resources must pay an aggregate of $300,000 and issue 300,000 shares and 200,000 warrants to Tyler.  Tyler will retain an interest in Majescor's net profits from these prospects upon completion of the option.

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

(ii)

Research and Development Expenditures

Tyler's mineral exploration expenditures incurred in the last three fiscal years ended July 31, 2005 and during the three months ended October 31, 2005 are described on page 20.

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

DIRECTORS AND OFFICERS OF TYLER

The following are the full names, municipality of residence, positions with Tyler and principal occupations within the preceding five years of all of the directors and officers of the Tyler:

Name, Municipality of Residence	Current (or First and Last) Position with Issuer	Principal Occupation for the Past Five Years
Jean Pierre Jutras Calgary, Alberta	President, Chief Executive Officer and Director	Self-employed Professional Geologist, Vice President and Director of Manson Creek Resources Ltd. and Northern Abitibi Mining Corp.
Gregory Smith Calgary, Alberta	Director and Chairman (effective December 31, 2005)

Self-employed Chartered Accountant.  President of Oakridge Financial Management Inc., Chief Financial Officer and Director of CDG Investments Inc., Maglin Furniture Systems Ltd. and Aloak Corp.  Director of Armistice Resources Ltd.

Lesley Hayes Calgary, Alberta	Director	Self-employed consultant from 2002 to date. From 1999 to 2002 Practice Manager Creative Services, Burntsand Inc. Director of Northern Abitibi Mining Corp.
Alan Craven Calgary, Alberta	Director	Professional Engineer and Director of Tyler Resources Inc. since June 14, 2005. President and CEO of Associated Mining Consultants Ltd. since 1981.
Shane Ebert Burnaby, B.C.	Vice President of Exploration and Director

Self-employed Professional Geologist, Consulting Geologist and Research Associate at the Mineral Deposit Research Unit (MDRU) University of British Columbia from 1999-2005.  President of Hot Spring Gold Corporation and consulting geologist 1996 to present. Director of Northern Abitibi Mining Corp. since 2003 and Manson Creek Resources Ltd. since 2001.

Jennifer Munro Calgary, Alberta	Chief Financial Officer

Ms. Munro, Chartered Accountant has been the Corporate Controller for Tyler since June 13, 2005.

From January 2001 to June 2005, Ms. Munro was employed by Grant Thornton LLP, Calgary, most recently as a Manager, providing audit, assurance, accounting, and compliance services for public and private corporations.

Barbara O'Neill Airdrie, Alberta	Secretary	Corporate Secretary of Tyler, Manson Creek Resources Ltd., Northern Abitibi Mining Corp. and Aloak Corp.; Executive Assistant; Secretary of CDG Investments Inc.

The following table sets forth the annual high and low market prices for Tyler's stock on the Toronto Stock Exchange under the symbol "TYS" (until August 2000) and then under the symbol "TYS" on the TSX Venture Exchange (from August 2000 to date) for Tyler's five most recent full financial years:

Year ended July 31,	2005 Cdn$	2004 Cdn$	2003 Cdn$	2002 Cdn$	2001 Cdn$
High	2.18	.39	.07	.17	.24
Low	0.19	.035	.03	.06	.03

The following table sets forth the high and low market price for Tyler's common shares during each fiscal quarter of Tyler for the two most recent fiscal years:

	Sale Price
	TYS
Quarter Ended
Fiscal 2005	Low Cdn$	High Cdn$
July 31, 2005	.80	1.63
April 30, 2005	1.33	1.93
January 31, 2005	.33	2.18
October 31, 2004	.19	.44
Fiscal 2004	Low Cdn$	High Cdn$
July 31, 2004	.17	.36
April 30, 2004	.19	.40
January 31, 2004	.06	.21
October 31, 2003	.035	.07

The following table sets forth the high and low market prices for Tyler's common shares for each month during the most recent six months:

Month Ended	Low Cdn$	High Cdn$
July, 2005	0.80	1.07
August, 2005	0.97	1.25
September, 2005	0.97	1.53
October, 2005	1.14	1.49
November, 2005	1.00	1.28
December, 2005	1.00	1.25

Manson Creek Resources Ltd. ("Manson Creek")

The information provided on Manson Creek has been compiled from publically available documents located at www.sedar.com

Manson Creek is publicly listed on the TSX Venture Exchange under the trading symbol MCK.  Manson Creek is a mineral exploration company that is in the exploration stage, and all of its property interests are without known reserves and its proposed programs are exploratory in nature.  The underlying value of Manson Creek's mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to advance its properties beyond the exploration stage, and upon future profitable activities.

Manson Creek does not have significant sources of revenue from its activities and relies on equity financings to finance exploration on its properties.  The only source of revenue in the immediately three preceding fiscal years ended September 30, 2005, 2004, and 2003 was interest income derived from holding cash in short-term investment vehicles such as banker's acceptances, treasury bills and brokerage cash accounts.  Manson Creek's revenue for the past three fiscal years ended September 30, is summarized as follows:

	2003	2004	2005
Interest revenue	$6,799	$5,801	$10,324

At September 30, 2005, Manson Creek had positive working capital of approximately $509,000.  A private placement in early 2005 contributed approximately $725,000 to Manson Creek. Management of Manson Creek believes there is sufficient cash available to fund operations in the next twelve months as well as an exploration and acquisition program.

Manson Creek does not have significant tangible capital assets, except as disclosed below. Its most substantial assets are its mineral properties.  Expenditures on these properties for the most recent three fiscal years ended September 30, 2005 are summarized below:

	Balance Sept 30, 2002	Costs Fiscal 2003		Costs Fiscal 2004	Costs Fiscal 2005		Balance Sept 30, 2005
Acquisition
NAD, Yukon	22,991	9		-	(23,000)	e	$ -
Tanner, Yukon	15,190	-		10,000	420		25,610
JRS, Yukon	885	-		-	(885)	e	-
Cuprum, Yukon	-	-		-	5,000		5,000
Other	42,807	(42,807)	a	-	-		-
CR, British Columbia	-	-		12,675	25,888		38,563
Total Acquisition	81,873	(42,798)		22,675	7,423		69,173
Exploration
NAD, Yukon	509,119	1,025		-	(510,144)	e	-
Tanner, Yukon	204,191	(3,511)	b	7,170	24,493		232,343
JRS, Yukon	215,352	(12,701)	c	-	(202,651)	e	-
Cuprum, Yukon	-	-		-	40,634		40,634
CR, British Columbia	-	-		77,337	248,844		326,181
Other	276,757	(276,757)	d	-	3,807		3,807
Total Exploration	1,205,419	(291,944)		84,507	(395,017)		602,965

a)

Costs of $5,909 net of write-offs of $48,716.

b)

Costs of $12,089 net of exploration incentives of $15,600.

c)

Costs of $2,099 net of exploration incentives of $14,800.

d)

Costs of $18,475 net of exploration incentives of $11,300 and write-offs of $283,932.

e)

Manson Creek's Management determined that the NAD and JRS land properties should be written-off during the period as they believed financial resources were better devoted to other properties.

The fiscal 2005 exploration season is now complete. Work programs were conducted on the CR, Cuprum, and Tanner properties. Additionally, environmental reclamation was begun on the Rackla camp in the Yukon.

Properties

The following sections provide a brief summary of Manson Creek's most significant properties.  For more information on these properties, please see Manson Creek's filings on SEDAR.

Yukon Properties

Manson Creek currently has a 100% interest in the Tanner property.  Further, during fiscal 2005 Manson Creek entered into an agreement to acquire the Cuprum property.  Manson Creek paid the vendor $5,000 upon signing the agreement, and conducted a due diligence field program on the property.  Manson Creek can acquire a 100% interest in the property subject to a 2.0% net smelter returns royalty, by paying the vendor in staged payments over five years a total of $70,000 cash and 450,000 common shares as follows:

Date	Cash	Common Shares
October 31, 2005 (paid/issued)	$ 5,000	50,000
October 31, 2006	15,000	50,000
October 31, 2007	15,000	100,000
October 31, 2008	15,000	100,000
October 31, 2009	20,000	150,000
Total	$70,000	$450,000

Manson Creek can terminate the agreement with respect to the Cuprum property without penalty at any time, provided that it has given proper and timely notice to the vendor, and it will not be responsible for any payments due after the termination date.

Tanner Property

The Tanner property was acquired through an initial purchase agreement with a local prospector for 8 claims in 2000 and the further staking by Manson Creek of 36 claims in 2001 and a further 70 claims in 2002 which are 100% owned by Manson Creek. The property vendor retained a 2% net profits interest in 8 claims of the property which may be repurchased by Manson Creek for $600,000.  The property now consists of 114 claims covering 2,382 hectares (5,884 acres).  The property is located on NTS map sheet 106 C/3.

The Tanner property is located within the Southern Wernecke Mountains of the Yukon Territory.  The area is characterized by wide U-shaped, drift-filled valleys and deeply-cut, V-shaped upland valleys.  Peaks in the area average 1,500 meters above sea level in elevation and rise fairly abruptly from the major valleys.

Exploration work in the area is restricted to the summer months between June and September when winter snow loads have diminished enough to permit access.

Further exploration on the property will focus on extending the known geology and related target areas to the east along the newly-staked ground as well as generating further drill targets along the area previously drilled on the initial Tanner claims as well as on the adjacent claims that were staked in 2002. This work is expected to consist largely of ground mapping and ground geophysical surveys.

During the fiscal 2006 exploration season Manson Creek will continue to incur expenditures required to maintain key areas of the claim block. During fiscal 2006 Manson Creek's management will investigate opportunities to interest joint venture partners in an expanded 2006 and/or future exploration programs.

Cuprum Property

During the year ended September 30, 2005, Manson Creek entered into an agreement with an non-related corporation to acquire ten staked claims located 50 kilometers north of Whitehorse, Yukon. Manson Creek can acquire a 100% interest in the property, subject to a 2.0% net smelter returns royalty, by paying the vendor in staged payments over five years a total of $75,000 cash and 450,000 of its capital stock as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 5,000	-
October 31, 2005(paid/issued)	$ 5,000	50,000
October 31, 2006	$15,000	50,000
October 31, 2007	$15,000	100,000
October 31, 2008	$15,000	100,000
October 31, 2009	$20,000	150,000
Total	$75,000	450,000

Upon completion of the acquisition, Manson Creek may acquire 1.5% of the vendor's retained 2.0% net smelter interest in the property for $1,500,000.  Manson Creek can terminate the agreement without penalty at any time, provided that it has given proper and timely notice to the vendor, and will not be responsible for any payments due after the termination date.

Field exploration commenced on the Cuprum property in June 2005, at which time, Manson Creek representatives collected skarn samples as part of its due diligence review.  The seven calc silicate and magnetite skarn samples ran 0.2 to 123 grams per tonne silver, 0.012 to 2.15% zinc, and 0.024 to 7.54% copper.

A four-person crew conducted a nine-day exploration pass in July 2005. A total of 19.0 kilometers of gridding, 18.4 kilometers of total field magnetic surveys, and collection of 353 soil samples were completed. The gridding was done on 100 meter spaced lines with stations every 25 meters. The magnetics outlined several new zones which are currently under overburden.

Future exploration will focus on delineating the extent of the skarn, particularly the more mineralized magnetite skarn, and sampling fully. The preliminary work planned for 2006 will consist of more soil sampling and geophysics.

British Columbia Properties

CR Property

During the year ended September 30, 2004, Manson Creek entered into an agreement with an unrelated vendor, residing in British Columbia to acquire a mineral property situated in the Omineca Mining District of British Columbia.  The agreement requires that Manson Creek make the following cash payments and issue common shares in order to acquire the property as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 2,500	-
June 30, 2004(paid/issued)	$ 5,000	50,000
June 30, 2005(paid/issued)	$15,000	50,000
June 30, 2006	$15,000	100,000
June 30, 2007	$15,000	100,000
June 30, 2008	$20,000	125,000
June 30, 2009	$20,000	150,000
Total	$92,500	575,000

Manson Creek may acquire 1.0% of the vendor's retained 1.5% net smelter return in the property for $1,000,000.  If at any point Manson Creek is in default of the above-noted payment schedule, the property will revert to the vendor. The agreement can be terminated at any time by Manson Creek without the requirement to issue any common shares or make any payments specified in the agreement that pertain to the period after termination.

The CR property is located approximately 17 kilometers south of Houston, British Columbia. The property is comprised of 3 mineral claims totaling 1,680 hectares. The CR property is located on NTS map sheet 93 L/7W. The property was optioned in 2004 from a prospector in the Houston area.

Field work to date has identified a large prospective coincident copper in soils and geophysical anomaly in previously untested areas of the property. The anomaly is interpreted to be related to a mineralized porphyry style system under shallow cover and warrants further work, including drill testing.

The 2005 field program began in June with an additional 143 samples being collected in an effort to further delineate the Burn anomaly. The assay results were in line with the 2004 samples and confirmed the anomaly size and shape. In July, Manson Creek completed a 1,580 meter drill program on the CR property. The drilling was done on the south porphyry zone. The program was designed to test the mapped porphyry at depth and to look for the source of the Burn anomaly. Eight drill holes were completed with three targeting mapped porphyry and three tested the Burn anomaly. All three of the holes intersected mineralized porphyry located beneath the Burn anomaly.

Drilling in 2005 at the CR property has extended the known mineralized porphyry to over 975 meters in strike length and 100 - 180 meters in width. Numerous mineralized intervals have been intersected in all of the eight drill holes. Significant intersections included 108.10 meters at 0.26% copper, 0.017% molybdimun, and 2.4 grams per tonne silver in 05CR04 and 63.58 meters of 0.51% copper, 0.016% molybdimun, and 2.5 grams per tonne silver.

Preliminary planning for 2006 include additional trenching and diamond drilling on the recently discovered extension of the porphyry.

Palomino Property

During the year ended September 30, 2005, Manson Creek entered into an agreement with an unrelated individual to acquire a mineral property situated in the Omineca Mining District of British Columbia. The agreement requires that Manson Creek make the following cash payments and issue common shares in order to acquire a 100% interest in the property, subject to a 1.5% net smelter interest retained by the vendor, as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 1,000	-
November 30, 2005(paid/issued)	$ 5,000	25,000
November 30, 2006	$10,000	75,000
November 30, 2007	$15,000	75,000
November 30, 2008	$15,000	100,000
November 30, 2009	$20,000	150,000
Total	$66,000	425,000

Upon completion of the acquisition, Manson Creek may acquire 1.0% of the vendor's retained 1.5% net smelter returns royalty in the property for $1,000,000.  If at any point Manson Creek is in default of the above-noted payment schedule, the property will revert to the vendor.  The agreement can be terminated at any time by Manson Creek without the requirement to issue any shares or make any payments specified in the agreement that pertain to the period after termination.

The Palomino property is located approximately 30km east of Houston, British Columbia. The property is comprised of 5 mineral claims totaling 2,174.3 hectares. Palomino is located on NTS map sheet 93L/09. The property was optioned in 2005 from a prospector in the Houston area.

The primary mineral at Palomino is copper as chalcopyrite within granite porphyry dykes and as chalcopyrite within the porphyritic to massive andesites. The nature and style of mineralization is not fully understood at this time.

Field exploration to date by Manson Creek has consisted of a day and a half of regional prospecting.

Further exploration on the property will focus on trenching and diamond drilling in an area of an airborne magnetic anomaly that has the potential to be intrusive. This will be accomplished by trenching and diamond drilling the area of the anomaly in June 2006.

Meridian Property

Subsequent to September 30, 2005, Manson Creek entered into an agreement to acquire a 100% interest in 12 prospective gold/silver mineral tenures aggregating 675 hectares in the Revelstoke mining district in eastern British Columbia. Manson Creek has made an initial payment of $2,500 cash and is committed to the following payment schedule if it chooses to acquire the claims:

Date	Cash	Common Shares
November 30, 2005(paid/issued)	$ 5,000	25,000
November 30, 2006	$10,000	75,000
November 30, 2007	$20,000	100,000
November 30, 2008	$20,000	125,000
November 30, 2009	$30,000	150,000
Total	$85,000	475,000

Upon completion of the acquisition, Manson Creek may acquire 1.5% of the vendor's retained 2.0% net smelter interest in the property for $1,500,000.  Manson Creek may terminate the purchase agreement at any time without being obligated to make future payments provided that proper notice is given and the property is in good standing with at least $5,200 of unutilized assessment work credits in place at that time.

(i)

Competitive Conditions

Significant competition exists for mineral exploration opportunities.  As a result of this competition, some of which is with large, established mining companies with substantial capabilities and greater financial and technical resources than Manson Creek, it may be unable to acquire rights to exploit additional attractive exploration properties on terms it considers acceptable.  Accordingly, there can be no assurance that Manson Creek will acquire any interest in additional projects.

(ii)

Research and Development Expenditures

Manson Creek's mineral exploration expenditures incurred in the last three fiscal years ended September 30, 2005 are described on page 37.

(iii)

Environmental Protection

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations.  To Manson Creek's knowledge, it is in compliance with all environmental laws and regulations in effect in the Yukon and British Columbia.

Federal requirements are administered by Environment Canada; Fisheries and Oceans; the Department of Indian Affairs and Northern Development and Transport Canada.  Environmental laws and regulations that have a potential impact on Manson Creek's properties include those that protect air quality, water quality, archaeological sites, migratory birds, animals, marine mammals and fish.  Other important laws and regulations are those that regulate mine developmental land use, water use and disposal, release of contaminants, water spills, spill response, the transport of dangerous goods and the maintenance of navigable channels.

Territorial requirements are administered by the Departments of Education, Culture and Employment; Renewable Resources, Transportation and Safety and Public Services.  Laws and regulations that might impact Manson Creek's properties include those that protect heritage resources, wildlife, the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides.

DIRECTORS AND OFFICERS OF MANSON CREEK

The following are the full names, municipality of residence, positions with Manson Creek and principal occupations within the preceding five years of all of the directors and officers of Manson Creek:

Directors and Executive Officers

Name and Age	Current (or First and Last) Position with Issuer	Principal Occupation for the Past Five Years
Regan Chernish Calgary, AB Age 37	President since March 2005 and a Director since March 2002

Self-employed professional geologist.  Vice-President Exploration for Tyler Resources Inc. from 2001 to present.  Project geologist from 1997 to 2001 for Diavik Diamond Mines Inc., and geologist for Giant Gold Mine from February 1997 to December 1997 and Covello, Bryan and Associates from 1993 to 1997.

Dr. Shane Ebert Prince George, BC Age 38	Director since March 2001

Self-employed professional geologist. Research Associate with the Mineral Deposit Research Unit (MDRU) of the University of British Columbia from 1999 to 2005.  President of Hot Spring Gold Corporation since 1996.  Director and Vice President Exploration of Tyler Resources Inc. since 2005 and  2004 respectively, and a director of Northern Abitibi Mining Corp. since 2003.

Jean Pierre Jutras Calgary, AB Age 37	Vice-President and Director since October 2000

Self-employed professional geologist. Vice-President and a director of Northern Abitibi Mining Corp. since October 2000, respectively; and President, director and Chief Operating Officer of Tyler Resources Inc. since December 2001 and Chief Executive Officer since 2005.

Douglas Bryan Yellowknife, NT Age 58	Director since May 2005	Professional Geologist employed by Allyn Resources Inc. as well as the Vice President of Exploration from 2003 to present. Manager Geology Diavik Diamond Mines Inc. 1997 to 2003.
James Devonshire Age 58	Director since August 1997 and Past President from August 2000 to March 2005

Self-employed chartered accountant and management consultant. President and a director of CDG Investments Inc. since 2000 and 1990, respectively. CEO and Chairman of Tyler Resources Inc. from 1997 and 2001 to November and December 2005 respectively.  President and Director of Northern Abitibi Mining Corp. from 2000 to December 2005.

Shari Difley Calgary, AB Age 45	Chief Financial Officer since February 1997	Self-employed chartered accountant and Chief Financial Officer for Northern Abitibi Mining Corp. since 1997, and Chief Financial Officer for Hixon Gold Resources Inc. from 1997 to 2001.
Barbara O'Neill Airdrie, AB Age 39	Corporate Secretary since May 1993	Corporate Secretary of Northern Abitibi Mining Corp. from 1993 to present, Tyler Resources Inc. from 1998 to present, Aloak Corp. from 1993 to present and CDG Investments Inc. from 1993 to present.

The following table sets forth the annual high and low market prices for Manson Creek's stock on the Toronto Stock Exchange under the symbol "MCK" (until August 2000) and then under the symbol "MCK" on the TSX Venture Exchange (from August 2000 to date) for Manson Creek's five most recent full financial years:

Year ended September 30,	2005 Cdn$	2004 Cdn$	2003 Cdn$	2002 Cdn$	2001 Cdn$
High	.275	.18	.08	.11	.15
Low	.08	.04	.04	.04	.03

The following table sets forth the high and low market price for Manson Creek's common shares during each fiscal quarter of Manson Creek for the two most recent fiscal years:

	Sale Price
	MCK
Quarter Ended
Fiscal 2005	Low Cdn$	High Cdn$
September 30, 2005	.105	.185
June 30, 2005	.11	.21
March 31, 2005	.105	.275
December 31, 2004	.08	.12
Fiscal 2004	Low Cdn$	High Cdn$
December 31, 2003	.04	.10
March 31, 2004	.08	.16
June 30, 2004	.085	.18
September 30, 2004	.07	.14

The following table sets forth the high and low market prices for Manson Creek's common shares for each month during the most recent six months:

Month Ended	Low Cdn$	High Cdn$
July, 2005	.135	.15
August, 2005	.105	.185
September, 2005	.11	.18
October, 2005	.105	.135
November, 2005	.10	.15
December, 2005	.115	.15

Northern Abitibi Mining Corp. ("Northern Abitibi")

The information provided on Northern Abitibi has been compiled from publicly available documents located at www.sedar.com

Northern Abitibi is publicly listed on the TSX Venture Exchange under the trading symbol "NAI".  Northern Abitibi is a mineral exploration company that is in the exploration stage, and all of its properties are without known reserves and its proposed programs are exploratory in nature.  The underlying value of Northern Abitibi's mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to advance its properties beyond the exploration stage, and upon future profitable activities.

Northern Abitibi does not have significant sources of revenue from its activities and relies on equity financings to finance exploration on its properties.  The only source of revenue in the immediately three preceding fiscal years ended September 30, 2005, 2004 and 2003 was interest income derived from holding cash in short-term investment vehicles such as bankers' acceptances, treasury bills' and brokerage cash accounts.  Northern Abitibi's revenue for the past three fiscal years ended September 30, 2005, 2004, and 2003 is summarized as follows:

	2003	2004	2005
Interest revenue	$2,037	$1,217	$6,117

At September 30, 2005, Northern Abitibi had positive working capital of approximately $620,000.  Northern Abitibi has reduced discretionary costs wherever possible, however its management determined that equity or debt financing would be required in order to cover administrative expenditures for the 2005 fiscal year.  Northern Abitibi completed a private placement in early March 2005 that netted approximately $725,000.  These funds will be used to investigate and acquire new mineral properties and to fund its activities.

Northern Abitibi does not have significant tangible capital assets and no commitments to acquire same.

During the year-ended September 30, 2005, Northern Abitibi acquired a prospective mineral property in Nevada and subsequent to September 30, 2005 completed a drill program on the property. Drill results are expected in February, 2006.

During the year-ended September 30, 2004, Northern Abitibi wrote-off all of its mineral properties. The Keni property was returned to the vendor during the year. Although Northern Abitibi continues to hold interests in a prospective gold property in Quebec and a prospective nickel/copper/cobalt property in Newfoundland and Labrador, it did not have sufficient funds to further exploration, and had been unable to interest a third party in financing further exploration on these properties.

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

(ii)

Research and Development Expenditures

The following summarizes mineral exploration expenditures during the three years ended September 30, 2005:

	Balance Sept 30/01	Costs Fiscal 2002		Costs Fiscal 2003		Costs Fiscal 2004		Costs Fiscal 2005	Balance Sept. 30, 2005
Acquisition
Silver Park, Nevada	-	-		-		-		36,277	36,277
South Voisey Bay, Labrador	150,126	-		-		(150,126)	e	-	-
Douay Joutel, Quebec	141,960	10		2,810		(144,780)	f	-	-
Keni, Nunavut	-	51,771		5,250		(57,021)	g	-	-
Other	868	3,520		(4,388)	b	-		-	-
Total Acquisition	292,954	55,301		3,672		(351,927)		36,277	36,277
Exploration
Silver Park, Nevada	-	-		-		-		9,701	9,701
South Voisey Bay, Labrador	1,946,355	6,639		1,600		(1,954,594)	h	-	-
Douay Joutel, Quebec	87,243	(6,350)	a	3,613		(84,506)	i	-	-
Keni, Nunavut	-	258,564		(37,190)	c	(221,374)	j	-	-
Other	40,514	34,624		(75,138)	d	-		-	-
Total Exploration	2,074,112	293,477		(107,115)		(2,260,474)		9,701	9,701

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

Canadian requirements are administered by Environment Canada; Fisheries and Oceans; the Department of Indian Affairs and Northern Development and Transport Canada.  Environmental laws and regulations that have a potential impact on Northern Abitibi's properties include those that protect air quality, water quality, archaeological sites, migratory birds, animals, marine mammals and fish.  Other important laws and regulations are those that regulate mine developmental land use, water use and disposal, release of contaminants, water spills, spill response, the transport of dangerous goods and the maintenance of navigable channels.

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

United States environmental requirements in the State of Nevada are handled by the United States Department of the Interior, Bureau of Land Management. A bond for estimated reclamation costs for exploration on the Silver Park Property, Nevada in the amount of US$2,587 had been filed for geological studies and reverse circulation drilling that took place in December, 2005.

The following section provides a brief summary of Northern Abitibi's most significant property. For more information on this property, please see Northern Abitibi's filings on SEDAR.

Silver Park Property, Nevada

The Silver Park property is a total of 274.69 hectares and is located in the Atlanta Mining district on the north flank of the Wilson Creek Range, approximately 100 kilometers southeast of Ely, in Lincoln County, Nevada.   The area lies on the northwest corner of the Atlanta, Nevada, 1:24,000 scale topographic map, in township 7 north, range 68 east, projected sections 16 and 21.

Northern Abitibi's wholly owned Nevada subsidiary NAMCOEX Inc. has entered into option agreements with two separate parties to consolidate the land over the prospect.  The first agreement is with Ofor Silver L.L.C. and covers three patented mining claims (24.69 Hectares).   NAMCOEX Inc. can earn a 100% interest in the three patented mining claims by making staged payments totaling US$141,000 over five years.  Ofor Silver L.L.C. will retain a 4.0% net smelter royalty, 2% of which is purchasable at Northern Abitibi's election for US$1,000,000.  The second agreement is with Hot Spring Gold Corporation and covers 30 unpatented mining claims (250 Hectares).  NAMCOEX Inc. can earn a 100% interest in the 30 mining claims by making staged payments totaling US$80,981 over five years.  Hot Spring Gold Corporation will retain a 3.0% net smelter royalty, 1.5% of which is purchasable at Northern Abitibi's election for US$750,000.

The Atlanta District has produced gold and silver sporadically since the mid-1800s.  In 1966, small-scale open pit mining commenced at the Atlanta Mine, however, it was not until 1975 that significant production started.  The production was operated by Standard Slag Company under a joint venture agreement with Bobcat Properties.

Mineralization at Silver Park was discovered in 1869, and silver production from high-grade underground mines commenced in 1871. Select samples of the historic high-grade ore contain up to 590.7 OPT (ounces per tonne) silver and 0.225 OPT gold.   In 1975, about 100 shallow (less than 30 meter depth) rotary holes were drilled by Combined Enterprises Inc. at Silver Park and zones of silver mineralization were defined.  In 1977, about 320 tons of ore with a head grade of 138 grams per tonne silver was mined from a small test pit at Silver Park and sent to the mill at the Atlanta Mine for processing.

Almost no publicly available information is available on exploration at Silver Park after 1977.  It appears that the prospect has not been systematically drill tested for high-grade mineralization at depth, and there is still potential for bulk minable zones of mineralization below 30 meters depth.

Mineralization at Silver Park appears to have a strong structural and stratigraphic control and is possibly best developed in specific stratigraphic horizons in carbonate rocks.  Within the upper 30 meters at least five favorable mineralized horizons have been identified.  One of the old shafts on the property was sunk to a depth of 90 meters (300 feet), suggesting mineralization continues below the shallow levels drilled previously.

Limited data is available on historic drilling at Silver Park.  In 1975, about 100 shallow (less than 30 meter depth) rotary holes were drilled by Combined Enterprises Inc., the details of this drilling are not available but the holes are reported to have defined several zones of silver mineralization.

A small non-Canadian National Instrument 43-101 compliant resource of between 70,000 and 162,000 tons grading about 124 grams per tonne silver is stated in historic reports.  No proven resources exist on the property and Northern Abitibi's proposed exploration programs are exploratory in nature.

During December 2005, an 8 hole (922 meter) reverse circulation drill program was completed at the Silver Park Property.  The drill program was designed to test for both high-grade silver/gold veins as well as lower-grade bulk tonnage disseminated precious metal targets. Based on criteria defined by geology and alteration as noted in surface mapping and sampling, Northern Abitibi believes that the drill holes have successfully tested and intersected their intended targets. In addition, drill hole number 6 has intersected a new zone of blind carbonate-hosted silicification located east of the known historical workings.

Samples from the drill program have been sent to ALS Chemex in Elko, Nevada for preparation and analyses. Assay results are expected in February, 2006 and will be released as they become available.

DIRECTORS AND OFFICERS OF NORTHERN ABITIBI

The following are the officers and directors of Northern Abitibi:

Name and Age	Current (or First and Last) Position with Issuer	Principal Occupation for the Past Five Years
Dr. Shane Ebert Prince George, BC Age 38	Director since 2003 President effective December 31, 2005

Self-employed Professional Geologist. Research Associate with the Mineral Deposit Research Unit (MDRU) of the University of British Columbia from 1999 to 2005. President of Hot Spring Gold Corporation since 1996.  Director of Tyler Resources Inc. since 2004, Vice President Exploration since 2005 and a director of Manson Creek Resources Ltd. since 2001.

Jean Pierre Jutras Calgary, AB Age 37	Vice-President and a director since 2000

Self-employed professional geologist. Vice-President and a director of Manson Creek Resources Ltd. since 2000; President and director and Chief Operating Officer and Chief Executive Officer of Tyler Resources Inc. since 2001 to 2003 and 2005 to present respectively.

Lesley Hayes Calgary, AB Age 43	Director since 1996

Self-employed consultant from 2002 to date.  From 1999 to 2002, Practice Manager Creative Services, Burntsand Inc.  From 1996 to 1999, self-employed investor relations consultant, and from 1992 to 1996 Vice-President of operations of Vicom Multimedia.  Director of  Tyler Resources Inc. from 1997 to present.

Shari Difley Calgary, AB Age 45	Chief Financial Officer since 1997	Self-employed chartered accountant and Chief Financial Officer for Manson Creek Resources Ltd. since 1997, and Chief Financial Officer for Hixon Gold Resources Inc. from 1997 to 2001.
Barbara O'Neill Airdrie, AB Age 39	Corporate Secretary since May 1993	Corporate Secretary of Manson Creek Resources Ltd. from 1993 to present, Tyler Resources Inc. from 1998 to present, Aloak Corp. from 1993 to present and CDG Investments Inc. from 1993 to present.

The following table sets forth the annual high and low market prices for Northern Abitibi's common shares on the TSX Venture Exchange under the symbol "NAI" for Northern Abitibi's five most recent full financial years:

Year ended September 30,	2005 Cdn$	2004 Cdn$	2003 Cdn$	2002 Cdn$	2001 Cdn$
High	0.165	.12	.13	.17	.08
Low	0.035	.035	.07	.07	.03

The following table sets forth the high and low market price for Northern Abitibi's common shares during each fiscal quarter of Northern Abitibi for the two most recent fiscal years:

	Sale Price
	NAI
Quarter Ended
Fiscal 2005	Low Cdn$	High Cdn$
September 31, 2005	.075	.12
June 30, 2005	.08	.12
March 31, 2005	.07	.165
December 31, 2004	.035	.095

Fiscal 2004	Low Cdn$	High Cdn$
December 31, 2003	.06	.12
March 31, 2004	.075	.095
June 30, 2004	.05	.09
September 30, 2004	.035	.05

The following table sets forth the high and low market prices for Northern Abitibi's common shares for each month during the most recent six months:

Month Ended	Low Cdn$	High Cdn$
July, 2005	.08	.12
August, 2005	.08	.12
September, 2005	.075	.10
October, 2005	.08	.12
November, 2005	.075	.145
December, 2005	.105	.15

Other Investments of the Company

The Company held a 0.6% interest in Golden Band Resources Inc., with a carrying value of $69,000 at September 30, 2005.

C.

Subsidiaries

Waddy Lake Resources Inc. ("Waddy") was incorporated under the laws of the Province of Ontario on October 5, 1960.  On March 14, 1979, Waddy was continued under the provisions of the Canada Business Corporations Act.

The Company holds 51% of Waddy and prior to April 30, 2004 held 100% of Waddy since September 30, 1995.  The Company ceased to consolidate the operations of Waddy effective April 30, 2004 as the purchaser of 49% of the Waddy shares has taken over all operating decisions for Waddy. The Company has ceased to have either control or significant influence over management and operating decisions.

The following table is a summary of the Company's investments:

Subsidiaries/Investees	Percentage Ownership January 15, 2006	Jurisdiction of Organization
Waddy Lake Resources Inc.	51%	Federal
Golden Band Resources Inc.	.3%	British Columbia
Manson Creek Resources Ltd.	2%	Alberta
Northern Abitibi Mining Corp.	0%	Quebec
Tyler Resources Inc.	16%	Alberta

D.

PROPERTY, PLANTS AND EQUIPMENT

The Company entered into a sublease agreement with Manson Creek Resources Ltd., a company related by virtue of certain common officers and directors, effective January 1, 2002, as amended October 1, 2005, whereby the Company agreed to pay its 20% share of base lease costs plus lease operating costs until the termination of the lease on December 31, 2006. The lease operating costs vary from year to year based on actual costs incurred by the landlord. For Fiscal 2005, the Company's portion of these operating costs aggregated approximately $10,000. Committed base lease amounts in each fiscal year ended September 30, until the lease terminates, are as follows:

2006    $11,000

2007    $2,700

Item 5:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

With the sale of the Company's Saskatchewan property portfolio to Golden Band, effective November 7, 2002, the Company became largely a holding company for investments in mineral exploration corporations.  Prior thereto, the Company had been in the business of exploring mineral properties in Canada and abroad. During the year ended September 30, 2004, the sale of the Company's last remaining mineral property interest completed the Company's transformation to an investment company with the goal of investing in primarily mineral exploration corporations.  See "Item 4: Information on the Company - A.  History and Development - 4. Significant changes or events - g) September 30, 2004 - Bahuerachi Sale."  The Company's only recurring source of income had been interest income relating to cash deposits on hand and overhead fee recoveries charged to third parties for whom the Company has incurred and rebilled administrative or mineral property expenditures.  With the Company's status as an investment company, its primary source of income is the sale of investments.

The following discussion of the results of operations of the Company for the fiscal years ended September 30, 2005, 2004 and 2003 should be read in conjunction with the financial statements of the Company and related notes included therein.

The Company's financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects with US GAAP for the periods presented except for the differences referred to in Note 17 of the financial statements of the Company included herein. The noon rate of exchange on January 13, 2006, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1=US$0.86, (US$1 = CDN$1.162).

A. OPERATING RESULTS

Years ended September 30, 2005, September 30, 2004, September 30, 2003

The Company had net earnings (loss) of $3,693,000 in the year ended September 30, 2005; (2004 net earnings were  $870,000; 2003 net loss was $(805,000)).  The more significant categories are summarized below:

	Year Ended September 30, 2005	Year Ended September 30, 2004	Year Ended September 30, 2003
Gain on disposal of investments	$ 2,583,434	$ 370,669	$ -	a
General and administrative expenses	(482,916)	(247,648)	(290,236)	b
Debenture interest	(12,308)	(59,100)	(30,601)	c
Equity in loss of Investees	(629,321)	(888,856)	(216,397)	d
Write-down investments	-	(104,000)	(472,780)	e
Gain on dilution of equity investments	2,003,811	459,300	-	f
Gain on sale of interest in Waddy Lake Resources Inc.	200,000	1,354,416	-	g
Gain on sale of Jolu Mill	-	-	554,487	h
Write-down of mineral property and equipment	-	(22,029)	(300,754)	i
Site restoration expense	-	-	(46,000)	j
Other income and expense items	30,690	7,612	(2,386)	k
Net earnings	$ 3,693,390	$ 870,364	$ (804,667)

a. Gain on Disposal of Investments

The gain on disposal of investments for the applicable years is comprised of the following:

Year ended	September 30, 2005		September 30, 2004
Investment	Number of Shares	Gain	Number of Shares/Units	Gain
Golden Band Resources Inc.	12,802,468	$ 1,701,216	2,917,000	$ 344,321
Manson Creek Resources Ltd.	500,000	92,385	-	-
Tyler Resources Inc.	475,000	699,173	-	-
Aloak Corp.	4,200,000	43,643	1,100,000	21,240
RSX Energy Inc.	90,000	47,017	10,000	2,208
Ultima Energy Trust	-	-	5,000	2,900
Total		$2,583,434		$ 370,669

b. General and Administrative expenses

2005 compared to 2004

Legal fees increased $47,000 from 2004 to 2005.  The increase approximates fees associated with advice regarding possible reorganizations targeted at helping investors to realize the increase in value that is inherent in the Company's assets, but not reflected in the Company's share price.  The advice covered options available and the tax effect of those options as well as the effect on US warrant and shareholders and required regulatory reporting requirements.

During fiscal 2005 the Company increased its estimate of Saskatchewan mineral property lease costs payable for which no reimbursement is forthcoming from the purchaser of the properties that were sold in fiscal 2003.  The Company increased its liability by $114,000 during fiscal 2005 and this expense is included in 2005 expenses.  The Company expects to settle and pay these costs in fiscal 2006.

The accrual of 2005 audit fees of $21,000 has contributed to an increase in expenses.  In prior years, the Company expensed these fees as incurred since the year-to-year effect was immaterial.  With the appointment of new auditors, the Company commenced to accrue the fees in the year that the auditors are examining.

Consulting fees, salaries and benefits increased $33,000 due to the high volume of investment transactions, research relating to value optimization options for the shareholders of the Company and greater reporting requirements, among other things.   Further, stock-based compensation of $64,000 was included in general and administrative costs for 2005, (2004 - $nil).  In addition the prior period included an expense recovery of $17,000 for which there was no equivalent in fiscal 2005.  These expense increases were offset by a decrease in legal costs associated with the Waddy Lake liability settlement.  During 2004 these costs aggregated $68,000, (2005 - $2,000).

2004 compared to 2003

The more significant variances in general and administrative costs were as follows: Legal costs associated with the Waddy Lake liability settlement increased $43,000 over 2003 due to a renewed legal effort to settle the lawsuit in 2004, culminating in the settlement described in note 10 to the financial statements.  During fiscal 2003 the Company incurred $53,000 in Jolu Mill lease and insurance costs.  These costs ceased effective with the sale in February, 2003, resulting in no such costs being incurred in fiscal 2004. During 2003, the Company incurred $13,000 in legal costs regarding a lawsuit disputing the ownership of a mineral property.  The suit was settled in favor of Gerle Gold during fiscal 2003, and no further legal costs were incurred in fiscal 2004.

c. Debenture Interest

Debentures were converted into common shares near the end of the first quarter of fiscal 2005 hence there was limited interest expense during the year ended September 30, 2005.  Debenture interest during fiscal 2003 was less than that included in fiscal 2004 expenses.  The debentures were issued during December, 2002 and July, 2003, resulting in less than one full year's interest being recorded in fiscal 2003.

d. Equity in Loss of Investees

The Company records its share of earnings (loss) of equity Investees and increases or reduces the carrying value of the investment in an equal amount.  The equity in loss of Investees is comprised of the Company's share of the losses of Manson Creek, Northern Abitibi and Tyler Resources as follows:

Year Ended:	September 30, 2005	September 30, 2004	September 30, 2003
Manson Creek Resources Ltd.	$ (316,382)	$(39,910)	$ (138,175)	i
Northern Abitibi Mining Corp.	(20,108)	(695,000)	(78,222)	ii
Tyler Resources Inc.	(292,831)	(153,946)	-	iii
Total	$ (629,321)	$(888,856)	$ (216,397)

i.

Manson Creek wrote-off properties in the current year, (the Company's share - $240,000), while there were no such write-offs during 2004.  Further, Manson Creek recorded stock option compensation expense of $130,000 during 2005, (the Company's share - $32,500). During fiscal 2003 Manson Creek wrote-off mineral properties, (the Company's share - $107,000).

ii.

The reason for the significant loss in Northern Abitibi in the 2004 period was that Northern Abitibi had written-off all of its remaining mineral properties during the period when it had insufficient resources for further exploration on these properties.  Subsequent thereto, Northern Abitibi completed a private placement financing and acquired a promising mineral property in Nevada, USA. The equity in loss of Northern Abitibi in 2003 was relatively high compared to 2005 because mineral properties were written-off during fiscal 2003 and the Company reported significant stock option compensation expense, (the Company's share of these costs - $46,000).

iii.

The Company acquired a significant investment in Tyler when it disposed of its interest in the Bahuerachi mineral property in exchange for Tyler shares on January 29, 2004.  Thereafter the Company commenced to record its investment in Tyler on the equity basis.  As a result, during fiscal 2003, there were no losses to record and during fiscal 2004 the Company recorded its share of Tyler's losses for approximately eight months compared to twelve months in fiscal 2005.  Further, with Tyler's increase in operations and the recording of stock option compensation expense of $1.2 million during the current year, its losses have increased, as has the Company's share of these losses.

e. Write-down Investments

During fiscal 2004, the Company wrote-down its investment in Northern Abitibi Mining Corp. and during fiscal 2003 the Company wrote-down its investment in Aloak to reflect declines in value that were considered other than temporary.

f. Gain on Dilution of Equity Investments

The gain on dilution of equity investments in the 2005 fiscal year pertained to the Company's investments in Tyler Resources Inc., Manson Creek Resources Inc., and Northern Abitibi Mining Corp. The gain during fiscal 2004 pertained solely to the Company's interest in Tyler Resources Inc.  The Company's interests in these companies were diluted when the Investees issued capital stock to outsiders during the year. The Company's share of the additional assets introduced to the Investee companies exceeded the cost of the Company's interest surrendered, therefore a gain was recognized.

g. Gain on Sale of Interest in Waddy Lake Resources Inc.

Refer to note 10 to the financial statements.  A portion of the Company's investment in Waddy Lake Resources Inc. was sold during fiscal 2004 for nominal consideration plus $200,000 in staged payments over four years.  At the time of the transaction the Company determined that it would not record a receivable for the three $200,000 payments not yet received on the transaction date, since collection was considered uncertain, and determined that these payments would be recorded on an "as received" basis.  The current year gain represents the receipt of one such payment.

h. Gain on Sale of Jolu Mill

During fiscal 2003 the Company completed its final divestment of Saskatchewan mineral property assets with the sale of the Jolu Mill.  The mill had been written-down to $1, during an extended period of declining mineral prices, and was sold during a more buoyant market.

i. Write-down of Mineral Property and Equipment

The Company's last remaining mineral property was sold in January, 2004, therefore there is no comparable amount in fiscal 2005, nor is there expected to be in the future.  The write-down at the end of September, 2003 reflected management's estimate of the decline in value of the Company's Mexican mineral property interest that was subsequently sold in 2004.  During fiscal 2004, there were further costs incurred on this property that did not add to the value, hence they too were written-off.

j. Site Restoration Expense

During fiscal 2003 the Company completed the sale of its Saskatchewan mineral property assets.  During fiscal 2003 it became apparent that additional site restoration costs needed to be accrued for costs that were not being assumed by the purchaser.  These costs in the amount of $46,000 are included in the fiscal 2003 expenses.

k. Other Income and Expense

This category is comprised of interest income during fiscal 2005 and fiscal 2004.  The 2003 amount is the net of interest income and amortization of capital assets.  Interest income was significantly higher during fiscal 2005 due to the significant cash balances resulting from numerous investment sales during the year.

Inflation and Foreign Currency

The impact of inflation and foreign currency fluctuations on the Company is not material. The Company does not currently have assets or liabilities denominated in foreign currencies.

The Company does not engage in currency borrowing or hedging.

B.  LIQUIDITY AND CAPITAL RESOURCES

	September 30,
	2005	2004	2003
Cash and cash equivalents	3,704,632	$181,241	$238,467
Working capital	3,497,909	$158,699	$77,761

The sale of investments contributed $4,247,000, (2004 - $711,000, 2003 - $1,200), cash to the Company and the acquisition of investments utilized $759,000, (2004 - $618,000, 2003 - $nil) of cash.  The investments sold during the years ended September 30, 2005 and 2004 were summarized under "A" Operating Results above.    Golden Band Resources Inc. shares were acquired in 2005 pursuant to the exercise of warrants.  The fiscal 2005 Golden Band purchases aggregated $179,000.  In addition the Company acquired 500,000 common shares of Manson Creek Resources Ltd. during the current year for $75,000 pursuant to the exercise of warrants and acquired 400,000 common shares and 400,000 warrants of Tyler Resources Inc. for $500,000 as well as 5,000 shares for $5,000.   The investment purchases in the 2004 fiscal year were comprised of Golden Band shares acquired through the exercise of warrants, $345,000, and through a private placement, $56,000; Manson Creek shares acquired through a private placement, $100,000; RSX Energy shares, $83,000 and Ultima Energy Trust units, $34,000.

Cash operating expenses exceeded interest income by $279,000 in fiscal 2005; (2004 - $273,000; 2003 - $225,000).

In both the 2004 and 2005 fiscal periods, $200,000 was received for the sale of the Company's investment in Waddy Lake Resources Inc.  Pursuant to the sale the Company would receive staged payments of $200,000 over four years, two of which it has received to date.

In the year ended September 30, 2004, the Company expended $70,000, (2003 - $69,000) cash on the Bahuerachi, Mexico mineral property prior to the sale of the property interest to Tyler Resources Inc.

During the year ended September 30, 2005, 500,000 warrants were exercised by an officer for proceeds of $55,000. The warrants were issued pursuant to the conversion of debentures into units comprised of common shares and share purchase warrants.  Further, 600,000 stock options were exercised for net proceeds of $66,000.

The Company expended $7,000 on debenture interest, (2004 -$33,000; 2003 - $17,000).  The 2005 amount was payment in full of interest accruing to the date that the debentures were converted into common shares and warrants.  The Debenture proceeds of $550,000 were received in fiscal 2003.

During fiscal 2003 the Company advanced $25,000 to Tyler Resources by way of notes receivable.  During fiscal 2004, the full amount owing plus interest accruing thereon was repaid.

Primarily as a result of investment sales during fiscal 2005, the Company has more than sufficient resources to fund operations in fiscal 2006.

The Company has an investment portfolio that at September 30, 2005 had a fair value of approximately $20 million excluding the value of Manson Creek Resources Inc. ("Manson Creek") and Northern Abitibi Mining Corp. ("Northern Abitibi") shares.  Fair values are based on market quotes and may not represent actual proceeds should these investments be sold, particularly given the large holding in Tyler Resources Inc.  Subsequent to year end the Company distributed 5,204,329 Manson Creek shares and 7,286,300 Northern Abitibi shares by way of a dividend.   The costs associated with the distribution, that will be paid subsequent to year-end, are estimated at $100,000.   Further the Company paid a $0.01 dividend per share to all shareholders of record on November 16, 2005.  The total cash dividend aggregated approximately $404,000.  The receipt of approximately $600,000 from the exercise of warrants and $83,000 from the exercise of options subsequent to year-end, more than offsets these expenditures.

Borrowings

There were no borrowings at the end of fiscal 2005.  At September 30, 2004 and September 30, 2003, the Company owed $550,000 to convertible debenture holders (see Note 7 to financial statements and "Item 4.  Information on the Company - A. History and Development - 4.  Significant changes or events - j) Year ended September 30, 2003 - Convertible Debenture Financings").  The due date of the convertible debentures was December 17, 2005.  The convertible debentures bore interest at 6% per annum, payable semi-annually on March 31 and September 30 and were secured by a floating charge over substantially all of the assets of the Company.  In addition, the debentures were convertible into units comprised of one common share and one share purchase warrant at $0.10 per unit until December 17, 2004 and $0.11 per unit from December 18, 2004 to December 17, 2005.

Without the written consent of the debenture holders, the Company was not allowed to advance monies by way of a loan to any company or conduct exploration activities of any nature, except for its commitment to fund exploration costs relating to the 2003 program on the Bahuerachi property in Mexico.

During fiscal 2005 the full $550,000 of debentures was converted into 5,499,091 common shares and 5,499,091 warrants.   During fiscal 2005, 500,000 warrants were exercised at $0.11 per share for $55,000.  The remaining 4,999,091 warrants were exercised subsequent to September 30, 2005 at $0.12 per share for total consideration of $599,891.

The Company maintains its cash in Canadian currency and invests excess cash in brokerage accounts as required.

The Company does not utilize any financial instruments for hedging purposes.

There are no material commitments for capital expenditures as of September 30, 2005.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The company expended the following on mineral exploration activities during the last three fiscal years:

2005    $      -

2004    $  11,582

2003    $132,691

D.  TREND INFORMATION

During the year-ended September 30, 2004 the Company sold its remaining exploration property. Thereafter the Company became exclusively an investment Company. Further the Company ceased to consolidate Waddy Lake Resources Inc. pursuant to the investment sale described in item 4(A)(4)(h). Certain amounts in the statement of operations that were associated with these two transactions are considered non-recurring.

Future recurring operating items will relate to the ongoing general and administrative expenses and investment-related income/loss items - equity in earnings (loss) of Investees, gain (loss) on sale of investments, dilution gains (losses) pertaining to equity accounted investments and write-down of investments, as applicable.

E.  OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

Payments Due by Period(1)
	Total(1)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	$ -	$ -	$ -	$ -	$ -
Capital (Finance) Lease Obligations	$ -	$ -	$ -	$ -	$ -
Operating Lease Obligations	$13,700	$11,000	$2,700	$ -	$ -
Purchase Obligations	$ -	$ -	$ -	$ -	$ -
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	$ -	$ -	$ -	$ -	$ -
Total	$13,700	$11,000	$2,700	$ -	$ -

(1)

As of September 30, 2005.

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

Item 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT (see table below)

B.

COMPENSATION (see table below)

Name, Age and Present Position with the Corporation	Professional Degrees and Present Principal Occupation and Previous Business Experience	Period as Senior Management or Director	Shares Owned (2)(4)(5)	Annual Compensation
James Devonshire Director, Chief Executive Officer and President Age 58

C.A. - Institute of Chartered Accountants (Alberta) - 1974; M.A. Political Science - University of Waterloo - 1971 and B.A. Political Science and Economics - University of Calgary - 1970.

Self-employed Chartered Accountant and Management Consultant.  Director of Manson Creek Resources Ltd.

		Since March 30, 1990	1,969,800 or 4.9% of total issued and outstanding	$41,000 (3)
Gregory H. Smith Director and Chief Financial Officer Age 58	C.A. - Institute of Chartered Accountants (Alberta) - 1975 and B.Com. - University of Calgary - 1970. Self-employed Chartered Accountant. President of Oakridge Financial Management Inc., Chief Financial Officer and Director of CDG Investments Inc., Maglin Furniture Systems Ltd. and Aloak Corp. Director of Armistice Resources Ltd.	Since March 27, 1997	2,546,216 or 6.24% of total issued and outstanding	$1,100
Robert G. Ingram (1) Director Age 62	C.A. - Institute of Chartered Accountants (Alberta) - 1967 And B.Com. - University of Alberta - 1965. Self-employed Chartered Accountant. Director and President of Southesk Energy Ltd., Director and President of Uncas Production Corporation and Director and President of First Yellowhead Equities Inc., all private companies. Director of Golden Band Resources Inc., Santoy Resources Ltd. and Equitech Corporation all public companies.	Since September 24, 1981	1,496,000 or 3.7% of the total issued and outstanding held directly. Mr. Ingram is also the President and Director of Uncas Production which holds 1,680,000 or 4.15% and First Yellowhead Equities Inc. which holds 4,259,582 or 10.5%	$1,100

Name, Age and Present Position with the Corporation	Professional Degrees and Present Principal Occupation and Previous Business Experience	Period as Senior Management or Director	Shares Owned (2)(4)(5)	Annual Compensation
Calvin Fairburn Director Age 72	BSAM-Advanced Management 1972; P.Eng.-APPEGA 1960 and B.Sc. Eng. University of Saskatchewan - 1957. Self-employed Professional Engineer. Over 45 years experience in the Petroleum and Natural Gas and Agriculture/ Farming Industries. Director of Buffalo Oil Company Limited from 1993-1998.	Since March 6, 2003	401,200 or 1.0% of the total issued and outstanding	$1,100
Kerry Brown(1) Director Age 49	C.A. - Institute of Chartered Accountants (Alberta) - 1982 and B.Com. - University of Alberta - 1979. Chairman and Chief Executive Officer of Foundation Equity Corporation, an angel capital company, since it's inception in 1992. Chairman of McCoy Corporation, a TSE listed company since 1995. Chairman of Equitech Corporation and HomeBank Technologies Inc., both listed on the TSX. Director of Innovotech Inc. listed on the TSX and First Yellowhead Equities Inc. a private Company.	Since February 28, 2005	1,120,300 or 2.8% of the total issued and outstanding	$ -
Edward Fry (1) Director Age 58	Self-employed businessman who specializes in private real estate development, finance and syndication. Chairman and Director of Safe Harbour Inc. and has served as a director on a number of public boards.	Since February 28, 2005	600,000 or 1.5% of the total issued and outstanding	$600
Barbara O'Neill Secretary Age 39	Secretary of the Company, and Tyler Resources Inc., Manson Creek Resources Ltd., Aloak Corp. and Northern Abitibi Mining Corp.	Since June 28, 1993	75,000 or 0.2%	$51,550

Notes:

(1)

Messrs. Fry, Ingram and Brown constitute the Audit Committee of the Company.  The Company does not have an Executive Committee.

(2)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of January 15, 2006.

(3)

This amount was paid to a corporation in which the officer is a shareholder, for consulting services provided at customary professional rates.  See "Related Party Transactions" below.

(4)

Options held by Directors and Officers outstanding as at January 15, 2006:

Option Holder	Number of Common Shares	Exercise Price	Expiry Date

Gregory H. Smith	375,000	$0.11	June 4, 2007
Edward Fry	100,000	$0.33	February 27, 2008
Kerry Brown	100,000	$0.33	February 27, 2008
Barbara O'Neill	75,000	$0.11	June 4, 2007

Options to acquire 200,000 shares at $0.33 per share were granted on February 28, 2005. A total of 600,000 options at $0.11 per share were exercised during fiscal 2005 and 750,000 options at $0.11 per share were exercised during November, 2005.

(5)

Where persons listed on this table have the right to obtain additional shares of common stock within 60 days from January 15, 2006, through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 40,434,855 shares of common stock outstanding as of January 15, 2006.

As of January 15, 2006, the Company does not have any plans that require the Company to contribute to, or to provide pension, retirement or similar benefits to directors and officers.

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

The Company's Audit Committee must be comprised of at least three directors, all of whom must be outside directors who are not employees or members of management of the Company or any of its associates or affiliates.   The Board of Directors, after each annual shareholders meeting must appoint or re-appoint an audit committee.  As of the date of this annual report, the members of the audit committee were Messrs. Ingram, Brown and Fry.

The audit committee must review the annual and interim financial statements of the Company before they are approved by the Board of Directors of the Company.  The Board of Directors must review, and if considered appropriate, approve the annual and interim financial statements of the Company before presentation to the shareholders of the Company.

The Company has a compensation committee consisting of Kerry Brown, Edward Fry and Robert Ingram.

The Compensation Committee shall, in addition to any other duties and responsibilities specifically delegated to it by the board of directors, generally assume responsibility for assisting the board of directors in respect of compensation policies for the Corporation and to review and recommend compensation strategies for the Corporation and proposals relating to compensation for officers, directors and employees and to assess the performance of the officers of the Corporation in fulfilling their responsibilities and meeting corporate objectives.  In discharging its responsibilities, the Compensation Committee will report and, where appropriate, make recommendations, in respect of the matters identified in this mandate.  Specifically, the Compensation Committee shall have authority and responsibility for:

(a)   establishing and recommending remuneration strategies and benefit plan strategies for the Corporation,

       with particular emphasis on the officers and directors of the Corporation and key consultants to the Corporation;

(b)   assessing the performance of the Chief Executive Officer and, through the Chief Executive Officer, that of the other officers of the Corporation;

(c)   reviewing and assisting, where appropriate, in management succession planning and professional development planning for the officers of the Corporation;

(d)   establishing and recommending the compensation levels of the Chief Executive Officer and the other officers of the Corporation;

(e)   establishing policy and recommending compensation for directors;

(f)   reviewing the overall parameters of the Corporation's stock option program and recommending option allocations for officers, directors and other employees of the Corporation;

(g)  retaining advisors and/or consultants, as considered necessary, to assist the Committee in the discharge of its responsibilities;

(h)  periodically reviewing the Corporation's benefit plans to ensure the appropriateness thereof; and

(i)   preparing and reviewing, as required, public or regulatory disclosure respecting compensation and the basis on which performance is measured.To the best of the Company's knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the

      Company's officers or directors was selected as an officer or director of the Company.

There are no family arrangements between any director or officer of the Company and any other director or officer of the Company.

There are no directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

D.

EMPLOYEES

The Company currently and during fiscal 2005 employed three persons on a full time basis, and throughout fiscal 2004 and 2003 employed two persons on a full-time basis. None of the Company's employees are represented by a labor union.  Corporations in which certain of the Company's officers or directors are shareholders have provided geological and exploration services and direct administrative services at usual professional rates.

The Company utilized the services of two contractors during fiscal 2005.

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

Pursuant to the Stock Option plan of the Company, employees/consultants, and officers have been granted options. The following are outstanding as at January 15, 2006, (exclusive of directors' and officers' options summarized above):

Number of Common Shares	Exercise Price CDN $	Expiry Date
75,000	$0.11	June 4, 2007

Item 7:

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

1.

To the knowledge of the directors and senior officers of the Company, as of January 15, 2006, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over 5% or more of the votes attached to all outstanding shares of the Corporation which have the right to vote in all circumstances, except as follows:

As at January 15, 2006 (1)
Shareholder	Number of Common Shares	% interest (2)
Gregory H. Smith	2,546,216	6.24
James Devonshire	1,969,800	4.87
Robert Ingram	1,496,000	3.70
Uncas Production (3)	1,680,000	4.15
First Yellowhead Equities (3)	4,259,582	10.50

(1)

Includes all options and warrants held by each individual.

(2)

Where persons listed on this table have the right to obtain additional shares of common stock within 60 days from January 15, 2006, through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 40,434,855 shares of common stock outstanding as of January 15, 2006.

(3)

Mr. Ingram is the President and Director of these Companies.

All of the Company's major shareholders have equal voting rights.

2.

As of January 15, 2006, according to records of the Company's transfer agent, the Company had 1,115 registered holders of its common shares, 268 of whom were residents of the United States. The total shareholdings of such United States resident shareholders as at January 15, 2006 were 6,596,718 common shares, representing 16.3% of the total issued and outstanding capital of the Company. These do not include an indeterminable number of persons who hold their shares in 'street name' through broker-dealers or other beneficial holders. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are approximately 800 such shareholders.

3.

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly. The Company believes that the day-to-day business operations and affairs of the Company are controlled by the Board of Directors.

4.

The Company has no knowledge of any arrangements, the operation of which may, at a date subsequent to the date of this Annual Report, result in a change of control of the Company.

5.

The following significant changes occurred in the percentage share ownership of the major shareholders during the past three years:

Mr. Ingram:  In 2005, Mr. Ingram owned 3.69% directly. Further 10.5% was held by First Yellowhead Equities Inc. and 4.15% was held by Uncas Production Corp. (Mr. Ingram is the President and Director of both Companies).  These interests increased due to Mr. Ingram exercising 350,000 options for 350,000 common shares and exercised 500,000 warrants for 500,000 common shares.   First Yellowhead exercised 1,999,091 warrants for 1,999,091 common shares and Uncas Production Corp. exercised 1,000,000 warrants for
1,000,000 common shares. In prior years the shares owned by Uncas and First Yellowhead were included in Mr. Ingram's totals.

Mr. Devonshire: In 2002, Mr. Devonshire beneficially owned 2.8% of the Company's common shares.  Mr. Devonshire's interest increased to 6.5% in 2003 due to the inclusion of 500,000 shares that could potentially be issued pursuant to the conversion of debentures into common shares and warrants to purchase common shares, which are further assumed to be converted into 500,000 common shares.

Mr. Ingram:  In 2002 Mr. Ingram beneficially owned 2.1% of the Company's common shares.  Mr. Ingram's interest increased to 21.4% in 2003 due to the inclusion of 3,500,000 shares that could potentially be issued pursuant to the conversion of debentures into common shares and warrants to purchase common shares, which are further assumed to be converted into 3,500,000 common shares.

Mr. Sanders:  In 2002, Mr. Sanders, a former director, beneficially owned 0% of the Company's common shares.  Mr. Sander's interest increased to 4.6% in 2003 due to the inclusion of 500,000 shares that could potentially be issued pursuant to the conversion of debentures into common shares and warrants to purchase common shares, which are further assumed to be converted into 500,000 common shares.

6.

None of the Company's shareholders have different voting rights.

B.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the years ended September 30, 2005 and the period from October 1, 2005 to the date of this filing, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

All related party transactions and loans, in accordance with the preceding discussion, during the last fiscal year and the period from October 1, 2005 to January 15, 2006 are as follows:

1.

During the year ended September 30, 2003 directors of the Company, or companies over which directors had control or direction, subscribed to $450,000 of a $500,000 debenture financing. During fiscal 2005 the Company triggered early redemption of the debentures which were converted into 5,499,091 common shares and 5,499,091 warrants. All but 1,000,000 of these shares and warrants were issued to the aforementioned directors. During fiscal 2005 one director exercised his 500,000 warrants to acquire 500,000 common shares at $0.11 per share. During the period from October 1, 2005 to January 15, 2006 all of the remaining warrants were exercised to acquire 4,999,091 common shares at $0.12 per share. All but 1,000,000 of these shares were acquired by directors of the Company.

2.

The Company subleases office space from Manson Creek, a company related by virtue of certain common officers and directors.  During fiscal 2005 Mr. Devonshire and Ms. O'Neill, who were shareholders, officers and/or directors of the Company were also shareholders, officers and/or directors of Manson Creek.  During the year ended September 30, 2005, Manson Creek charged the Company $28,000 for the Company's share of office base rent and operating costs.  The annual base lease charges are $11,000 until December 31, 2006 and $2,700 in 2007, the final year of the lease.  The Company is responsible for its share of lease operating costs which vary from year-to-year but aggregated approximately $10,000 in fiscal 2005.  Rent and operating expenses paid or accrued for the period October 1, 2005 through January 15, 2006 aggregated $5,000.  See "Item 4: Information on the Company - D. Property, Plants and Equipment."

3.

Pursuant to an agreement dated January 1, 2002, between the Company and Kingslea Financial Corp. ("Kingslea"), Kingslea billed the Company for Mr. Devonshire's consulting services during the years noted at an hourly rate of $105.  Mr. Devonshire is the sole shareholder, officer and director of Kingslea.  Total amounts paid to Kingslea (rounded to the nearest $1,000) in the past fiscal year were $41,000 and -$9,500 for the period from October 1, 2005 through January 15, 2006.

4.

The Company employs three individuals whose services are also used by companies related by virtue of certain common officers and directors.  Further the Company pays certain administrative costs applicable to all of these companies.  The Company then bills the related companies for their share of the salaries and administrative costs, including a 10% mark-up to compensate for the administrative costs associated with rebilling. The amounts charged to these companies in the past fiscal year rounded to the nearest $1,000, are as follows (as the Company bills quarterly, no billing has been prepared for October 1 to December 31, 2005.)

	Tyler Resources	Manson Creek	Northern Abitibi	Total
Fiscal 2005	$67,000	$37,000	$17,000	$121,000

There were no loans made by the Company or any of its subsidiaries to, or for the benefit of, any of the persons noted above, during the year ended September 30, 2005 or during the period from October 1, 2005 to January 15, 2006.

Conflicts of Interest

See "Item 3:  Key Information - Risk Factors - Conflict of Interest".

The following table identifies, as of the date of this filing, the name of each director of the Company and any public reporting company, for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service
James Devonshire	CDG Investments Inc. Manson Creek Resources Ltd.	President Director Director	Sept 2000 - Present March 1990 - Present August 2000 - Present

Name of Director	Name of Company	Position	Term of Service
Gregory H. Smith	CDG Investments Inc. Armistice Resources Ltd. Aloak Corp. Tyler Resources Inc.	Director CFO Director Director CFO Director Chairman	March 1997 - Present February 2001 - Present November 1987 - Present March 2003 - Present February 2001 - Present December 2000 - Present December 2005 - Present
Robert G. Ingram	CDG Investments Inc. Southesk Energy Ltd. First Yellowhead Equities Santoy Resources Ltd. Golden Band Resources Equitech Corporation	Director Director/President Director/Treasurer Director Director Director	Sept. 1981 - Present July 1994 - Present June 1998 - Present March 1990 - Present Jan. 26 2004 - Present July 2004 -Present
Calvin Fairburn	CDG Investments Inc.	Director	March 2003- Present
Edward Fry	CDG Investments Inc.	Director	February 2005 - Present
Kerry Brown	CDG Investments Inc. McCoy Bros Inc. Equitech Corporation HomeBank Technologies Inc. Innovotech Inc. First Yellowhead Equities Inc.	Director Chairman/Director Chairman/Director Chairman Director Director	February 2005 -Present Oct 1997-Present March 2001-Present February 2001-Present January 2001-Present April 2002-Present
Barbara O'Neill	CDG Investments Inc. Manson Creek Resources Ltd. Tyler Resources Inc. Northern Abitibi Mining Corp. Aloak Corp.	Secretary Secretary Secretary Secretary Secretary	June 1993 to present May 1993 to present August 1998 to present May 1993 to present June 1993 to present

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8:

FINANCIAL INFORMATION

The financial statements are attached to and form part of this Annual Report. See Part III, Item 17.  Except as disclosed in Item 4 (A)4(a) through 4(A)4(d), no significant change has occurred since the date of the annual financial statements included herein.

Legal Proceedings

Procon Mining and Tunnelling Ltd. filed a Statement of Claim against the Company, its 100% owned subsidiary, Waddy Lake, and certain current and past directors and officers of the two companies seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid. The Statement of Claim was filed on December 14, 2000 in the Supreme Court of British Columbia.  The named defendants included Waddy Lake, CDG Investments Inc., Glen Harper, Larry Lahusen, Robert Lemmon, James Devonshire, Barbara O'Neill, Robert Ingram, Donald Busby and Peter Cole.  The suit was subsequently dropped against Messrs. Harper, Busby and Cole. The Company reached a settlement that is described in detail under item 4(A)(4)(h) & (n).

Dividend Policy

The Company has not paid any dividends on its common shares to September 30, 2005. Subsequent to year-end the Company distributed 5,204,329 of its shares in Manson Creek, and 7,286,300 of its shares in Northern Abitibi by way of a dividend. In addition to this share dividend the Company paid a cash dividend of $0.01 per share for a total cash dividend of $404,000. The cash and share dividends were payable to shareholders of record on November 16, 2005.

Any decision to pay dividends on its common shares in the future will be made by the Board of Directors on the basis of earnings, financial requirements, shareholder value considerations and other conditions that may exist at that time.

Item 9:

 OFFER AND LISTING

Offer and Listing Details - Sections 1 to 3 of Item 9 are not applicable.

4.

The following is the price history of the Company's stock on the OTC Bulletin Board (the "OTCBB") under the symbol "GLDUF" until April 29, 2002 and then "CDGEF" from April 30, 2002 to date and the CNQ-Canadian Trading and Quotation System Inc. from May 2004 to date under the symbol "CDGI":

a)

for the five most recent full financial years the annual high and low market prices:

OTC Bulletin Board Year ended September 30,	2005 US$	2004 US $	2003 US$	2002 US$
High	$0.35	$0.17	$0.12	$0.10
Low	$0.05	$0.035	$0.009	$0.005

CNQ Year ended September 30,	2005 Cdn$	2004(1) Cdn$
High	$0.50	$0.14
Low	$0.03	$0.04

(1) The Company began trading on the CNQ in May 2004.

b)

for the two most recent full fiscal years, the high and low market prices for each full financial quarter.

OTC Bulletin Board	Sale Price
	CDGEF (formerly GLDUF)
Quarter Ended
December 31, 2005	.21	.30
Fiscal 2005	Low US$	High US$
September 30, 2005	.15	.27
June 30, 2005	.155	.29
March 31, 2005	.15	.35
December 31, 2004	$0.05	$0.25
Fiscal 2004	Low US$	High US$
December 31, 2003	$0.035	$0.17
March 31, 2004	$0.10	$0.17
June 30, 2004	$0.06	$0.17
September 30, 2004	$0.055	$0.10

CNQ	Sale Price
	CDGI
Quarter Ended
December 31, 2005	.21	.34
Fiscal 2005	Low Cdn$	High Cdn$
September 30, 2005	.13	.29
June 30, 2005	.175	.40
March 31, 2005	.22	.50
December 31, 2004	$0.03	$0.32
Fiscal 2004	Low Cdn$	High Cdn$
June 30, 2004	$0.05	$0.14
September 30, 2004	$0.04	$0.13

c)

for the most recent six months the h-high and low market prices for each month during the previous six months:

OTC Bulletin Board
Month Ended	Low US$	High US$
July, 2005	.15	.19
August, 2005	.18	.23
September, 2005	.20	.27
October, 2005	.25	.33
November, 2005	.28	.33
December, 2005	.21	.30

CNQ
Month Ended	Low Cdn$	High Cdn$
July, 2005	.13	.20
August, 2005	.16	.25
September, 2005	.20	.29
October, 2005	.27	.36
November, 2005	.30	.36
December, 2005	.21	.34

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

The CNQ is smaller and less liquid than the major securities markets in Canada and the trading volume of the Company's shares has been volatile.  Consequently, shareholders may not be able to sell their shares at the time and at the price they desire.

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

b)

Director's power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body: in accordance with By-Law No. 1 and the Articles of Association, the directors will be paid such remuneration for their services to the Company as the Board of Directors from time to time determines.  There is no specification regarding an "independent quorum" although a quorum is required for any meeting.

c)

Borrowing Powers

Without limiting the powers of the Company as set forth in the Act, the Board of Directors may from time to time cause the Company to:

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

To the extent permitted by the Act, the Board of Directors may from time to time delegate to a committee, or to one or more of the directors and officers of the Company, all or any of the powers conferred on the Board of Directors to such extent and in such manner as the Board of Directors from time to time determines.

d)

Retirement

There is no specification in the Company's Articles of Association or Charter or By-laws that indicate an age limit regarding retirement or non-retirement.

e)

Directors Share ownership

A director is not required to be a shareholder of the Company in accordance with the "Articles of Association".

f)

Additional Directors

The Articles of Association, as amended, authorize the directors, between annual general meetings, to appoint one or more additional directors of the Company to serve until the next annual general meeting, given the number of directors added does not at any time exceed 1/3 of the number of directors who held office at the expired of the last annual general meeting.

3.

Rights, Preferences, Restrictions of Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value in accordance with Articles of Amendment dated April 30, 1987.  All of the following pertains to common shares:

a)

Dividend Rights

Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends declared shall be paid to the shareholders in proportion to the number of shares held by them.  All dividends unclaimed for six years after having been declared may be forfeited by the Directors for the benefit of the Company.

b)

Voting Rights

On a show of hands every member personally present and every duly appointed proxy or representative of a member attending the meeting shall have one vote, and on a poll every member, proxy or representative attending the meeting and entitled to vote shall have one vote for each share of which he is the holder, proxy or representative.

At the first annual general meeting and at every succeeding annual general meeting all of the Directors however appointed or elected shall retire from office.  A retiring Director shall retain office until the dissolution of the meeting at which his successor is elected.  A retiring Director shall be eligible for re-election.  The Company's directors do not stand for re-election at staggered intervals.

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

No business shall be transacted at a general meeting unless the requisite quorum shall be present at the commencement of the meeting.

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

(2)

direct acquisitions of control of Canadian businesses with assets of $265,000,000 or more by an American investor;

(3)

indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor;

(4)

indirect acquisitions of control of Canadian businesses with assets of $265,000,000 or more by an American investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired;

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

8.

There are no By-Law provisions governing the ownership threshold above which shareholder ownership must be disclosed; however, any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company's voting shares is considered an insider, and must file an insider report with the Securities Commission at www.sedi.ca within ten days of becoming an insider disclosing any direct or indirect beneficial ownership of, or control over direction over securities of the Company.  In addition, if the Company itself holds any securities, the Company must disclose such ownership.

9.

Except for the Company's quorum requirements, certain requirements related to related party transactions, the approval of amendments to the Company's articles, forfeiture of dividends, voting by a show of hands, and disclosures by certain shareholders of their ownership, which are discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in Alberta, Canada versus the United States.  In most states in the United States, a quorum must consist of a majority of the shares entitled to vote.  Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote.  Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and activities.  Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has an interest.  Generally, most states in the United States require amendments to a company's articles of incorporation to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares.  Some states, or some older corporations, may require approval of amendments by 2/3 of the votes cast by the holders of the issued and outstanding shares.  Under the laws applicable to the Company, an amendment to the articles could be approved by less than a majority of the outstanding shares, which would allow a minority of the Company's shareholder to change the Company's articles. In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments.  Generally, in the United States, unclaimed dividends are required to be turned over to the appropriate state authorities for holding on behalf of the recipient of the dividend, rather than being forfeited for the benefit of the Company.  Also, in the United States, shareholder votes are usually conducted by ballot rather than a show of hands.  Voting by a show of hands may cause inaccurate results.  The Company's common shares are registered with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  As a result, under Section 13 of the Exchange Act, shareholders beneficially owning more than five percent (5%) of the Company's common shares may be required to make filings with the Securities and Exchange Commission relating to their ownership of the Company's common shares.

10.

The conditions imposed by the Memorandum and Articles of Association governing changes in capital are not more stringent than is required by law.

C.

MATERIAL CONTRACTS

There have been no material contracts entered into in the two immediately preceding years other than in the ordinary course of business with the exception of:

1)

The Sale agreement with Tyler Resources Inc., (Tyler), pertaining to the sale of the Company's interest in the Bahuerachi, Mexico mineral property to Tyler during fiscal 2004. (See 4(A)(4)(g)).

2)

Debt settlement agreement and Waddy Lake Resources Inc. share sale agreements entered into during fiscal 2004. (See 4(A)4(h)).

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

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

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

United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, to a U.S. Holder (as hereinafter defined) of common shares of the Company of the Share Dividend and the Cash Dividend.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("Code"), regulations promulgated by the U.S. Treasury Department under the Code (the "Treasury Regulations"), published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by CDG, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of the receipt of the Share Dividend and the Cash Dividend.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares issued by the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code.  If a partnership or other "pass-through" entity treated as a partnership for U.S. federal income tax purposes holds shares issued by CDG, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a "functional currency" other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities such as corporations subject to Subchapter S of the Code, (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code, or (ix) persons directly or indirectly owning 10% or more of the total voting power or the total value of the outstanding shares of CDG.

Distributions of the Share Dividend and the Cash Dividend by the Company to U.S. Holders

General Rules.  U.S. Holders receiving distributions (including constructive distributions such as the Cash Dividend) with respect to common shares issued by the Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits.  To the extent that distributions from the Company exceed its current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at "Disposition of Shares" below).  Any Canadian tax withheld from a distribution by the Company may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).

Currency Gain or Loss.  In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed US$200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend may be Eligible for Reduced Tax Rate.  In general, a dividend received by U.S. Holders that are individuals, estates or trusts from "qualified foreign corporations," as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, the Company would appear to meet the definition of a "qualified foreign corporation," as defined in Section 1(h)(11) of the Code as a result of the U.S. Canada income tax treaty if, however, the Company is not a Passive Foreign Investment Company ("PFIC").  The Company has not determined whether it meets the definition of a PFIC.  A corporation that is properly described as a PFIC (defined below), along with other foreign corporations given special status under the Code, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a "qualifying foreign corporation" and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations.  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividends Paid to Shareholder who Made QEF Election may be Exempt From Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder's basis in the Company's shares if a Qualified Electing Fund ("QEF") election is in effect.  (Please see the "QEF Election" discussion below.)  A shareholder's basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the Company's income that was reported on the shareholder's return pursuant to the QEF election less any prior distributions made by the Company to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion.

U.S. Holders of shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by the Company to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued or distributed by the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares.  This gain or loss will be long-term capital gain or loss if the shares are held for more than one year.

Reduced Tax Rate.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.  Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.

CDG may be a Passive Foreign Investment Company

General Discussion.  The Company has not determined whether it meets the definition of a PFIC, within the meaning of Sections 1291 through 1298 of the Code for the current year and any prior years.  The Company may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by the Company if it is determined that the Company meets the definition of a PFIC.

Definition of PFIC.  In general, Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is "passive income" or (b) the average percentage, by fair market value, of its assets that produce or are held for the production of "passive income" is 50% or more.  "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income.  A person is "related" with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules (as described below) or the QEF rules (as described below) during a year in which it holds (or is deemed to have held) shares issued by the Company while it is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by CDG.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder would generally be taxed at the highest tax rate for each such prior year applicable to ordinary income, and such Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by CDG, then it will continue to be treated as a PFIC with respect to such common shares, even if it ceases meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election.  In general, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election").  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company's common shares.  A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Company's common shares as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares.

QEF Election.  In general, a U.S. Holder who makes a timely QEF election (an "Electing U.S. Holder") regarding his shares issued by the Company will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation's net capital gain and ordinary earnings.  The Company has not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-market election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares issued by the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source."  Complex rules govern this classification process.

The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by CDG.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by CDG, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder has not furnished its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company's shares.

F.

DIVIDENDS AND PAYING AGENTS

Not applicable.

G.

STATEMENT BY EXPERTS

Not applicable

H.

DOCUMENTS ON DISPLAY

Any documents referred to herein may be examined at the Company's offices at 500, 926-5th Avenue S.W., Calgary, Alberta, Canada.

The Company's documents publicly filed with the Securities and Exchange Commission may also be viewed and inspected at the SEC's Public Reference Room located at 450 Fifth Street, NW, Washington, D.C. 20549. Copies may also be obtained from the SEC at prescribed rates.

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

Item 13:  DIVIDEND ARREARAGES AND DELINQUENCIES

The Company is in arrears on certain leases payable to the Saskatchewan Government, pertaining to the Komis mine, in the amount of approximately $235,000 including accrued interest.  This amount is reflected in the current liabilities in the Consolidated Financial Statements of the Company. The Company is in the process of negotiating a forgiveness of certain of these amounts, but there are no assurances that a favourable outcome will result.

Item 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to the constituent instruments defining the rights of the holders of the Common shares.  The rights evidenced by the Common Shares have not been materially modified or qualified by the issuance or modification of any other class of securities or debt.

Item 15:  CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Devonshire, who is the Company's chief executive officer, and Mr. Smith, the Company's chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act") as of September 30, 2005.  Based upon that evaluation, Mr. Devonshire and Mr. Smith, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the Company's principal executive officer and the Company's principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting.   There were no changes in the Company's internal control over financial reporting during the fiscal year ended September 30, 2005, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16:  RESERVED

Item 16A:  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Robert Ingram, CA, chairman of the audit committee is the Company's audit committee financial expert.  This determination is based on his experience and active employment as a Chartered Accountant and his educational background in accountancy.  Mr. Ingram is not considered to be an "independent director" as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.    The other members of the audit committee are Messrs. Fry and Brown each of whom is considered to be an "independent director" as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.

Item 16B:

CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors has adopted a "Code of Business Conduct and Ethics" (the "Code") for the directors, officers and employees of the Corporation. A person or company may obtain a copy of the Code by contacting the Corporate Secretary of the Corporation at Suite 500, 926 - 5th Avenue, SW, Calgary, Alberta, T2P 0N7, (403) 233-7898. The Board of Directors has also implemented a whistleblowers policy (the "Whistleblower Policy") whereby the Corporations legal counsel receives, retains, investigates and acts on complaints and concerns regarding (a) accounting, internal accounting controls and auditing matters, including those regarding the circumvention or attempted circumvention of internal accounting controls or that would otherwise constitute a violation of the Corporation's accounting policies (an "Accounting Allegation"); (b) compliance with legal and regulatory requirements (a "Legal Allegation"); and (c) retaliation against employees who make Accounting Allegations or Legal Allegations (a "Retaliatory Act"). Any Report that is made directly to management, whether openly, confidentially or anonymously, shall be promptly reported to the Corporations legal counsel, will be reviewed by legal counsel and any Report, whether made to management or will be reviewed by legal counsel, who may, in his discretion, consult with any member of management who is not the subject of the allegation and which may have appropriate expertise to assist legal counsel. The identity of any person or group who makes a Report anonymously will not, unless required by a judicial or other legal process, be revealed by any member of legal counsel and will remain confidential and legal counsel shall not make any effort, or tolerate any effort made by any other person or group, to ascertain the identity of any such person. The Whistleblower Policy forms part of the Corporation's employee handbook.

Item 16C:

PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

In each of fiscal years 2005 and 2004, for the aggregate professional services rendered by the principal accounting firm for the audit of the Company's annual financial statements and review of financial statements and other statutory and regulatory filings, the Company paid the sum of $20,500 and $15,200, respectively.

Audit Related Fees

In each of the fiscal years 2005 and 2004, the Company paid no amounts in respect of assurance and related services by the principal accounting firm that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees" above.

Tax Fees

In each of the fiscal years 2005 and 2004, the Company paid $500 and $1,700, respectively, for tax compliance (review of corporate tax returns) rendered by the Company's principal accounting firm.

All Other Fees

The Company did not pay any amounts in respect of other products or services provided by the Company's principal accounting firm in the 2005 and 2004 fiscal years other than those set forth above.

Board Approval

The services rendered by the Company's principal accounting firm were approved by the audit committee prior to the engagement.  Approval was based on an evaluation of past services and the need for these services in the current period, comparative analysis of rates and availability of service staff and management's recommendation.  Each service was specifically evaluated and approved before an engagement was undertaken.

Principal Accounting Firm Hours

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accounting firm's engagement to audit the Company's financial statements for the 2005 fiscal year that were attributed to work performed by persons other than the principal accounting firm's full-time, permanent employees was less than or equal to 50%.

Item 16D:

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E:

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the fiscal year ended September 30, 2005 and the period from October 1, 2005 through January 15, 2006, there have been no purchasers of the Company's shares or other units of any class of the Company's equity securities registered by the Company under Section 12 of the Exchange Act made by or on behalf of the Company or any "affiliated purchaser".

For purposes of this Item 16E, the term "affiliated purchaser" means:

1.

A person acting, directly or indirectly, in concert with the Company for the purpose of acquiring the Company's securities; or

2.

An affiliate who, directly or indirectly, controls the Company's purchases of such securities, whose purchases are controlled by the Company, or whose purchases are under common control with those of the Company; Provided, however, that "affiliated purchaser" shall not include a broker, dealer, or other person solely by reason of such broker, dealer, or other person effecting purchases under Rule 10b-18 under the Securities Exchange Act of 1934 on behalf of the Company or for its account, and shall not include an officer or director of the Company solely by reason of that officer or director's participation in the decision to authorize Rule 10b-18 purchases by or on behalf of the Company.

PART III

Item 17:  FINANCIAL STATEMENTS

See the Financial Statements listed in Item 19 hereof and filed as part of this Annual Report.

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

Item 18

:  FINANCIAL STATEMENTS

(Inapplicable - see Item 17 "Financial Statements" above)

Item 19

:  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Balance Sheets of the Company for the years ended September 30, 2005 and 2004, and Statements of Operations, and Cash Flow for each of the years in the three-year period ended September 30, 2005.

(b) Exhibits

1.1

Articles and Memorandum, as amended(1)

2.1

6% Convertible Debentures(1)

4.1

Sale Agreement Saskatchewan Properties(1)

4.2

Sale Agreement Jolu Mill(1)

4.3

Shareholders Agreement JDC Development Corp. (1)

4.4

Settlement Agreement Procon (2)

4.5

2005 Stock Option Plan

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

(2)

Previously filed as an exhibit to the Company's Form 20-F annual report for the fiscal year ended September 30, 2004, filed with the Securities and Exchange Commission on March 24, 2005. File Number 05-000412.

(3)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Calgary, Alberta, this 15 day of January, 2006.

CDG INVESTMENTS INC.

"James Devonshire"

_________________________

By:

James Devonshire

President/Director/

Chief Executive Officer