Form 20-F
period 2006-09-30
CDG INVESTMENTS INC
filed 2006-12-29
CIK 920543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2006

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

40,959,855 common shares as at September 30, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes               No        X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes               No        X

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes       X      No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer              Accelerated filer               Non-accelerated filer   X

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  X       Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes     X        No

PART I

In this annual report, unless the context indicates otherwise, the "Company" refers to CDG Investments Inc. (“CDG”).  The financial statements and financial information stated herein include only the accounts of the Company.

Glossary of Terms

In addition to the terms defined in this annual report, certain terms used throughout this annual report are defined below:

“Affiliate”	One who, directly or indirectly, either controls, is controlled by or is under common control with, the specified person or entity.
“CDG”	CDG Investments Inc.

NOTE OF CAUTION REGARDING FORWARD-LOOKING INFORMATION. As noted, the future conduct of the business of CDG is dependent upon a number of factors, and there can be no assurance that CDG will be able to conduct its operations as contemplated herein.  Certain statements contained in this report using the terms “may”, “expects to”, and other terms denoting future possibilities, are forward-looking statements.  The accuracy of these statements cannot be guaranteed as they are subject to a variety of risks including, but not limited to the possibility that the Company may be unable to acquire a profitable business to generate future earnings.  The Company’s only significant asset at year end was cash as it had divested itself of all of its investments.  It is important that each person reviewing this report understand the significant risks attendant to the operations of CDG.

Item 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required.

Item 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

Item 3:

 KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The selected financial data set forth in the following table is expressed in Canadian dollars.  A history of the exchange rates for Canadian dollars in terms of U.S. Dollars follows. This financial information was prepared in accordance with accounting principles generally accepted in Canada, the application of which conforms in all material respects for the periods presented with accounting principles generally accepted in the United States, except to the extent noted in Note 17 to the Financial Statements appearing elsewhere in this annual report. The selected financial data should be read in conjunction with and is qualified by such Financial Statements and the Notes thereto.

YEAR ENDED SEPTEMBER 30

(In $000’S Cdn except for “per/share” and “number of shares” information)

	2006	2005	2004	2003	2002
Operating Summary
Revenue
Gain on disposal of investments	$ 438	$2,583	$ 371	$ -	$ -
Interest	104	31	8	8	7
Income (loss) continuing operations
Canadian GAAP	9,230	3,693	870	(805)	(991)
US GAAP	12,236	(195)	1,599	2,674	(908)
Net income (loss)
Canadian GAAP	9,230	3,693	870	(805)	(991)
United States GAAP	12,236	(195)	1,599	2,674	(908)
Financial Status
Total assets
Canadian GAAP	2,038	7,220	3,219	3,587	4,245
United States GAAP	2,038	3,959	3,544	3,189	676
Working capital (deficiency)
Canadian GAAP	1,712	3,498	159	78	(260)
United States GAAP	1,712	3,498	190	78	(260)
Long term liabilities
Canadian GAAP	-	-	517	1,691	1,484
United States GAAP	-	-	550	1,750	1,484
Shareholder’s equity (net assets)
Canadian GAAP	1,712	6,908	2,506	1,636	2,369
United States GAAP	1,712	3,646	2,799	1,179	(1,200)
Capital Stock
- amount Canadian GAAP	29,544	43,120	42,644	42,644	42,644
- amount US GAAP	29,499	43,095	42,644	42,644	42,644
- number	40,959,855	34,753,172	28,154,081	28,154,081	28,154,081
Dividends per share – CDN GAAP	2¢	-	-	-	-
Dividends per share – US GAAP	1¢	-	-	-	-
Net earnings (loss) per common share:
Canadian GAAP
Basic Diluted	23¢ 23¢	11¢ 10¢	3¢ 3¢	(3)¢ (3)¢	(4)¢ (4)¢
United States GAAP
Basic Diluted	31¢ 30¢	0¢ 0¢	6¢ 5¢	9¢ 8¢	(3)¢ (3)¢
Net earnings (loss) per Common share – continuing operations
Canadian GAAP Basic Diluted	23¢ 23¢	11¢ 10¢	3¢ 3¢	(3)¢ (3)¢	(4)¢ (4)¢
United States GAAP Basic Diluted	31¢ 30¢	0¢ 0¢	6¢ 5¢	9¢ 8¢	(3)¢ (3)¢

Exchange Rates

In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

The exchange rates for Canadian dollars expressed in US dollars as obtained from the Bank of Canada are as follows:

i)

December 15, 2006 - $0.86

ii)

High and low exchange rates for each month during the previous six months:

Month	Low	High
November, 2006	.87	.89
October, 2006	.88	.90
September, 2006	.89	.90
August, 2006	.88	.90
July, 2006	.88	.90
June, 2006	.89	.91

iii)

Average rates for the five most recent financial years:

Years Ended September 30:	2006	2005	2004	2003	2002
Average rate	.88	.82	.75	.69	.64

B.

CAPITALIZATION AND INDEBTEDNESS – Not applicable

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS – Not applicable

D.

RISK FACTORS

Any person considering the purchase of the Company’s common stock should understand that such purchase and ownership involves a high degree of risk.  You should purchase the Company’s common stock only if you can afford a complete loss of your investment.  Among the risks that you should consider in determining whether to invest in the Company’s common stock are the following:

Change of Business

During fiscal 2006, the Company sold its remaining investments in their entirety.  Prior thereto, the Company had operated as an Investment Company. Management and the Board of Directors are reviewing various businesses that the Company could acquire and carry on as a viable business.  Management cannot provide assurances that an active business can be acquired that will provide future profitable operations. There is considerable uncertainty surrounding the future business focus of the Company.

Risk of Non-Compliance with the US Investment Company Act and Risk of Sanctions

The Company has divested itself of all of its investments by September 30, 2006.  Prior thereto, the Company may have been considered an “investment company” as that term is defined in the United States’ Investment Company Act of 1940 (the “1940 Act”).  An investment company is generally a company that is engaged in the business of investing, holding, reinvesting, or trading of investment securities.  The 1940 Act requires that investment companies formed under the laws of the United States, or its states, register as such with the Securities and Exchange Commission and become subject to some fairly complex governance rules.  The registration requirements do not appear to apply to non-U.S. companies except in the limited case when the non-U.S. company intends to raise capital within the United States – an action that the Company does not intend to take.  Furthermore, as an investment company in Canada, the Company was subject to regulation under Canadian law and the Company believes that U.S. regulation would be redundant and potentially incompatible with its obligations under Canadian law.  Conversations with the staff of the Securities and Exchange Commission indicate that they can offer no clear guidance.

Should the U.S. Securities and Exchange Commission attempt to impose the provisions of the 1940 Act on the Company, the Company’s shareholders may lose their ability to trade its stock in the over-the-counter market in the United States.  In addition, the Securities and Exchange Commission may attempt to appoint a receiver for the Company’s affairs or impose other sanctions.  The Company intends to vigorously resist classification as an investment company in the United States, and to take advantage of any exemptions or exceptions from application of the 1940 Act.  The necessity of asserting any such resistance, or making any claim of exemption, could be time consuming and costly, or even prohibitive, given the Company’s limited resources.  In addition, there is no assurance that the Company would prevail in its efforts to contest such investment company classification.

Market and Price Volatility

The Company’s common stock is vulnerable to pricing and purchasing actions that are beyond its control.  Volatile market price and trading volume for the Company’s common stock make it difficult to profit from an investment in the Company’s common stock.  Low volume of trading and market volatility may result in an inability to compile adequate information before engaging in trading activities, execution delays, and executions at prices significantly different from the market price quoted when an order is entered.  The securities markets themselves have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. As a result, shareholders may suffer market losses during periods of volatility in price and volume.   In addition, the realization of any of the risks described in these “Risk Factors” could have a significant and adverse impact on such market prices.

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

Competition with Other Companies

Other companies with greater financial resources and/or expertise are in competition with the Company for new business opportunities.  The Company may not be able to compete with these other companies and may be limited in the business opportunities it can pursue.  If the Company is unable to identify viable business opportunities, it may not generate a sufficient return, if any, on its capital.

Thinly Traded Public Market

The Company’s shares trade on the Over-the-Counter Bulletin Board system (the “OTCBB”). The Company has only 1,115 registered holders of its common shares, 268 of whom were residents of the United States, as at November 23, 2006, and its shares are thinly traded. There can be no assurance that a stable market for the Company’s common shares will ever develop or, if it should develop, be sustained. It should be assumed that the market for the Company’s common shares will continue to be highly illiquid, sporadic and volatile. The Company is required to maintain its status as a "reporting issuer" under the Securities Exchange Act of 1934, as amended, in order to be quoted on the OTCBB. The Company is also listed on the CNQ-Canadian Trading and Quotation System Inc. (“CNQ”) exchange in Canada, and its shares are thinly traded.  There can be no assurance that a stable market for the Company’s common shares will ever develop or, if it should develop, be sustained.  It should be assumed that the market for the Company’s common shares will continue to be highly illiquid, sporadic and volatile.

Dealings with Associated Companies and Conflicts of Interest

The Company is associated through common directors, common officers and common shareholdings with certain companies.  Persons who are not willing to rely on the discretion and judgment of management and the boards of directors of the Company and the associated companies should not consider a purchase of the Company’s securities.  See “Item 7: Major Shareholders and Related Transactions."

Certain of the Company’s directors are also directors, officers or shareholders of other Companies.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts must be disclosed by such directors or officers in accordance with the Company Act (Alberta) (the “Company Act”).  Generally, the Company Act requires a director with a direct or indirect interest in a contract or transaction to “disclose the nature and extent of the director’s interest at a meeting of the directors.”  A director who has an interest in such a transaction is accountable to the corporation for which the director serves for any profit the director receives as a result of the transaction unless the director has previously disclosed the interest in accordance with the Company Act, the Board of Directors subsequently approves the transaction or contract, and the interested director does not vote on the approval, or “the contract or transaction was reasonable and fair to the Company at the time it was entered into, and after full disclosure of the nature and extent of the director’s interest, it is approved by special resolution.”

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

Income Taxes

The determination of the Company’s income and other tax liabilities are subject to audit and potential reassessment after the lapse of considerable time.  Accordingly, actual income tax liabilities or expenses may differ from estimates.

Item 4:

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT

1.   Legal and commercial name – CDG Investments Inc.

2.

Incorporation date – October 12, 1979

3.

Incorporated under the Business Corporations Act of Alberta, Canada

-Address/Telephone:

Suite 500, 926-5th Ave. S.W., Calgary, Alberta, Canada,

T2P 0N7, Phone 403-233-7898.

Name and Business Change – In May 2002, the Company changed its name from Golden Rule Resources Ltd. to CDG Investments Inc.  In connection with the name change, the business of the Company was changed to that of an investment company, concentrating on the mineral exploration sector.  There was no change in management or a change in control in connection with the name change.  The Company is continuing to investigate opportunities to restructure and refocus its business.

4.

Significant changes or events

THE FOLLOWING SIGNIFICANT CHANGES OR IMPORTANT EVENTS OCCURRED IN THE LAST THREE YEARS:

a)

Year ended September 30, 2006 – Corporate Restructuring

At the Annual and Special Meeting of Shareholders held during the year ended September 30, 2006, the Company received shareholder approval for the restructuring of its business. In anticipation of, and pursuant to the restructuring, the Company distributed cash and a significant portion of its investments to the Company’s shareholders both by way of dividends and returns of capital as described in (b) and (c) below.  By September 30, 2006, the Company had disposed of all of its investments, both through distributions and sales in the open market, and had ceased to be an Investment Company.

b)

Year ended September 30, 2006 – Dividend Issued

During the year ended September 30, 2006, the Company distributed to its shareholders 5,204,329 of its shares in Manson Creek, and 7,286,300 of its shares in Northern Abitibi by way of a dividend.  In addition to this share dividend, the Company paid a cash dividend of $0.01 per share for a total cash dividend of $404,000.  The cash and share dividends were payable to shareholders of record on November 16, 2005.  Immediately subsequent to the share dividend, the Company held a 2% interest in each of Manson Creek and Northern Abitibi.  Consequently, effective the dividend distribution date, the Company ceased to equity-account for these two investments.

c)

Year ended September 30, 2006 – Return of Capital Distribution

During the year ended September 30, 2006, the Company distributed 13,652,898 of its shares in Tyler Resources Inc. (“Tyler”) and $2,867,190 in cash as a return of capital. The total value of the distribution, consisting of one share of Tyler for each three CDG common shares and $0.07 Cdn. per CDG common Share is $0.3533 Cdn.  The value ascribed to each share of Tyler was $0.85 per share Cdn.  The shares and cash were distributed to shareholders of record on April 28, 2006. Since the distribution of Tyler shares represented a spin-off or restructuring, it was valued at the carrying value of the Tyler investment on the distribution date, which was the fair value of the investment at the time.

d)

Year ended September 30, 2006 – Severance

During the year ended September 30, 2006, the Company terminated its employees, and the contract of its former Chief Executive Officer.  Severance payments associated therewith aggregated $77,420 and these are included in General and Administrative Expenses for the year ended September 30, 2006.

e)

Year ended September 30, 2006 – Sale of Remaining interest in Waddy Lake Resources Inc.

Pursuant to the Settlement Agreement described in (j) below, the Company was to receive $800,000 over four years: $200,000 upon execution of the agreement, (received), and $200,000 in each of June 2005, (received), 2006 and 2007. This represented the Company’s only claim to the assets of Waddy Lake.  During the year ended September 30, 2006, the Company received both the June 30, 2006 payment and the discounted value of the June 30, 2007 payment, ($395,000 in total for both years). Further the Company sold its remaining 51% position in Waddy Lake for proceeds of $5,800. The combined receipt of $400,800 is recorded as “Gain on Sale of Interest in Waddy Lake Resources Inc.” during the year ended September 30, 2006.

f)

Year ended September 30, 2006 – Sale of Royalty Interest

When the Company was changing its business to that of an Investment Company, it sold the Jolu Mill in 2003 and retained a royalty that would be payable if the purchaser should commence to process ore at this location. Pursuant to the sale agreement, the purchaser agreed to pay the Company $10 per tonne of ore processed through the Jolu Mill, to a maximum of $400,000. To date the purchaser has not processed ore at the mill and it is uncertain when or if it will. During the year ended September 30, 2006, the purchaser acquired the royalty from the Company for proceeds of $130,000, the entirety of which is reflected as a gain.

g)

Year-ended September 30, 2005 – Conversion of Debentures

During the year ended September 30, 2005, Convertible Debentures in the amount of $550,000 were converted into 5,499,091 common shares and 5,499,091 share purchase warrants. Warrants were exercised to purchase 500,000 common shares at $0.11 per share. The remaining 4,999,091 warrants were exercised to purchase 4,999,091 common shares at $0.12 per share during the year ended September 30, 2006. (See also Item 7, B Related Party Transactions).

h)

Year ended September 30, 2005 – Sale of Golden Band Resources Inc. shares

During the year ended September 30, 2005 the Company sold a significant portion of its investment in Golden Band Resources Inc.  At September 30, 2004, the Company held 12,361,266 common shares of Golden Band representing approximately 25% of the outstanding shares on that date.  The investment in Golden Band had been carried at cost during fiscal 2004 because the Company had only one of six directors on Golden Band’s board of directors, did not share common officers and did not have the ability to exert significant influence over operating, exploration or investment decisions.

During fiscal 2005, the Company acquired an additional 834,599 common shares of Golden Band by exercising warrants and sold 12,802,468 common shares of the Company in the open market.

During the year ended September 30, 2006, the Company sold its remaining 393,397 shares in Golden Band.

i)

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

j)

September 30, 2004 – Waddy Lake debt settlement and investment sale

A Statement of Claim that had been filed against the Company, its 100% - owned subsidiary, Waddy Lake Resources Ltd., (“Waddy Lake”), and certain current and past directors and officers of the two companies, seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid, was settled effective April 30, 2004 by mutual release (the “Settlement Agreement”). See “Item 8. Financial Information – Legal Proceedings”.  No amount will be payable by any of the parties named in the suit. Pursuant to the Settlement Agreement the Company sold 49% of its 100% share position in Waddy Lake for nominal consideration, and granted an option to acquire an additional 1% of the issued and outstanding Waddy Lake shares for nominal consideration.

Pursuant to the Settlement Agreement, the Company was to receive $800,000 over four years: $200,000 upon execution of the agreement, (received), and $200,000 in each of June 2005 (received), 2006 and 2007. This would be the Company’s only claim to the assets of Waddy Lake. The Company will not have the right to any income earned through Waddy Lake. The acquiring company will make all operating decisions regarding future business conducted through Waddy Lake and will appoint a majority of the board members. As a result, effective April 30, 2004, the Company ceased to consolidate the operations of Waddy Lake, recorded the gain on partial sale of their investment and recorded the remaining investment at cost in a nominal amount. The Company determined that it would record its future $200,000 installment proceeds on an “as received” basis as a result of uncertainty regarding collection.  (See (e) above).

5.  Principal capital expenditures and divestitures

The following is a description of principal capital expenditures and divestitures during the last three fiscal years:

The Company did not obtain debt financing for any of its capital expenditures during the years in question.

Year ended September 30, 2006

There were no significant capital expenditures.  See “Item 4. Information on the Company – History and Development - Significant Changes or Events” regarding divestitures, to include interests in other companies.

Year ended September 30, 2005

There were no significant capital expenditures. See “Item 4. Information on the Company – History and Development - Significant Changes or Events” regarding divestitures.

Year ended September 30, 2004

The Company sold its property interest in the Bahuerachi, Mexico mineral property.  See “Item 4. Information on the Company – History and Development - Significant Changes or Events” regarding divestitures.

6.  Takeover offers- Not applicable.

B.

BUSINESS OVERVIEW

The Company

In recent years, the Company’s business had consisted of holding investments in primarily mineral exploration companies.  The Company was able to exercise significant influence over three of these exploration companies during fiscal 2005 and a portion of 2006.  Management determined that shareholders of the Company would better realize the fair value of the Company’s assets through their distribution to the shareholders.  As a result, during the year ended September 30, 2006, the Company distributed substantially all of its investments in Northern Abitibi Mining Corp. and Manson Creek Resources Ltd. to shareholders by way of a dividend in kind and paid an additional cash dividend. Further, the Company distributed substantially all of its Tyler Resources Inc. shares as a return of capital which was supplemented with a cash return of capital.

After investment distributions to shareholders and sales in the open market, the Company had disposed of all of its investments by September 30, 2006.  Management is evaluating numerous possible business acquisitions with which the Company can move forward.

Investment Sales

The following tables summarize the investment sale proceeds and purchase costs for the years ended September 30, 2006, September 30, 2005 and September 30, 2004, as well as the gain (loss) on disposition of these investments for financial statement purposes:

2006 Investment	Number of Shares Or Units	Purchase Price	Proceeds on Disposal	Gain (loss) on Disposal
Golden Band
Disposals	393,397		$ 115,370	$ 46,342
Manson Creek
Disposals	694,719		90,328	67,078
Northern Abitibi
Disposals	709,126		37,644	26,222
Tyler Resources
Disposals	494,054		403,768	298,668
Total 2006			$ 647,110	$ 438,310

The above summary does not include the shares in Manson Creek and Northern Abitibi that were distributed to shareholders as a dividend, nor does it include the shares in Tyler distributed to shareholders as a return of capital.

2005 Investment	Number of Shares Or Units	Purchase Price	Proceeds on Disposal	Gain (loss) on Disposal
Golden Band
Exercise Warrants	834,599	$179,041
Disposals	(12,802,468)		$3,212,146	$1,701,216
Manson Creek
Exercise Warrants	500,000	75,000
Disposals	(500,000)		100,243	92,385
Tyler Resources
Private placement	400,000	500,000
Purchase in market	5,000	4,800
Disposals	(475,000)		748,099	699,173
Aloak Corp.
Disposals	(4,200,000)		64,645	43,643
RSX Energy Inc.
Disposals	(90,000)		121,717	47,017
Total 2005		$758,841	$4,246,850	$2,583,434

2004 Investment	Number of Shares Or Units	Purchase Price	Proceeds on Disposal	Gain (loss) on Disposal
Golden Band
Exercise Warrants	2,300,000	$345,000
Private placement	242,397	55,751
Disposals	(2,917,000)		$637,440	$344,321
Manson Creek
Private placement	1,000,000	100,000
Ultima Energy Trust
Purchase	5,000	33,800
Disposals	(5,000)		36,700	2,900
Aloak Corp.
Disposals	(1,100,000)		26,722	21,239
RSX Energy Inc.
Purchases	100,000	83,000
Disposals	(10,000)		10,509	2,209
Total 2004		$617,551	$711,371	$370,669

C.

ORGANIZATIONAL STRUCTURE

The Company has no subsidiaries.

D.

PROPERTY, PLANTS AND EQUIPMENT

The Company entered into a sublease agreement with Manson Creek Resources Ltd., a company related by virtue of certain common officers and directors, effective January 1, 2002, as amended October 1, 2005, whereby the Company agreed to pay its 20% share of base lease costs plus lease operating costs until the termination of the lease on December 31, 2006. Effective June 1, 2006, the Company terminated its sublease with Manson Creek Resources Ltd. and assigned its claim for prepaid final months’ lease payments in the amount of $6,241 to the company that assumed its sublease.

The Company has no property as of the date of this Annual Report.

Item 5:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

With the sale of the Company’s Saskatchewan property portfolio to Golden Band, effective November 7, 2002, the Company became largely a holding company for investments in mineral exploration corporations.  Prior thereto, the Company had been in the business of exploring mineral properties in Canada and abroad. During the year ended September 30, 2004, the sale of the Company’s last remaining mineral property interest completed the Company’s transformation to an investment company with the goal of investing in primarily mineral exploration corporations.  With the Company’s status as an investment company, its primary source of income was the sale of investments during fiscal 2004, 2005 and 2006.  During fiscal 2006, the Company sold or distributed all of its investments.  As a result, the Company was no longer an investment company at September 30, 2006.  The Company’s future business is as yet unknown, as management and the Board of Directors continue to evaluate possible new business opportunities.

The following discussion of the results of operations of the Company for the fiscal years ended September 30, 2006, 2005 and 2004 should be read in conjunction with the financial statements of the Company and related notes included therein.

The Company's financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects with US GAAP for the periods presented except for the differences referred to in Note 17 of the financial statements of the Company included herein. The noon rate of exchange on December 15, 2006, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1=US$.86, (US$1 = CDN$1.16).

A.

OPERATING RESULTS

Years ended September 30, 2006, September 30, 2005, September 30, 2004

The Company had net earnings of $9,230,000 in the year ended September 30, 2006, (2005 - $3,693,000, 2004 - $870,000).  The more significant categories are summarized below:

	Year Ended September 30, 2006	Year Ended September 30, 2005	Year Ended September 30, 2004
Gain on disposal of investments (a)	$ 438,310	$ 2,583,434	$ 370,669
General and administrative expenses (b)	(536,286)	(482,916)	(247,648)
Debenture interest (c)	-	(12,308)	(59,100)
Equity in loss of investees (d)	(26,800)	(629,321)	(888,856)
Write-down investments (e)	-	-	(104,000)
Realized change in fair value of Investment (f)	8,720,106	-	-
Gain on dilution of equity investments (g)	-	2,003,811	459,300
Gain on sale of interest in Waddy Lake Resources Inc. (h)	400,800	200,000	1,354,416
Gain on sale of Royalty Interest (i)	130,000	-	-
Write-down of mineral property and equipment (j)	-	-	(22,029)
Interest income (k)	103,848	30,690	7,612
Net earnings	$ 9,229,978	$ 3,693,390	$ 870,364

a.

Gain on Disposal of Investments

The gain on disposal of investments for the applicable years is summarized in “Item 4. Information on the Company - Business Overview”.

b.  General and Administrative expenses

2006 compared to 2005

Overall General and Administrative Expenses increased by $53,000 from 2005 to 2006.  The more material variances are discussed below.

Costs associated with the dividend distribution and return of capital distribution, including legal costs, transfer agent costs and distribution costs, aggregated $173,000 in fiscal 2006, with no counterpart in fiscal 2005.  Severance payments in fiscal 2006 aggregated $78,000, (2005 – Nil).

These increased expenses were offset by decreases in certain other expenses.  In fiscal 2005, the Company accrued an additional $114,000 for lease arrears pertaining to formerly owned mineral properties.  No further accruals were required in fiscal 2006.  During 2005, the Company recorded stock-based compensation expense of $64,000, (2006 – Nil).  There were no options granted in fiscal 2006, (2005 – 200,000).

2005 compared to 2004

Legal fees increased $47,000 from 2004 to 2005.  The increase approximated fees associated with advice regarding possible restructuring targeted at helping investors to realize the increase in value that is inherent in the Company’s assets, but not reflected in the Company’s share price.  The advice covered options available and the tax effect of those options as well as the effect on US warrant and shareholders and required regulatory reporting requirements.

During fiscal 2005, the Company increased its estimate of Saskatchewan mineral property lease costs payable for which no reimbursement is forthcoming from the purchaser of the properties that were sold in fiscal 2003.  The Company increased its liability by $114,000 during fiscal 2005 and this expense was included in 2005 expenses.

The accrual of 2005 audit fees of $21,000 contributed to an increase in expenses.  In prior years, the Company expensed these fees as incurred since the year-to-year effect was immaterial.  With the appointment of new auditors, the Company commenced to accrue the fees in the year that the auditors were examining.

Consulting fees, salaries and benefits increased $33,000, primarily due to the high volume of investment transactions, research relating to value optimization options for the shareholders of the Company and greater reporting requirements.   Further, stock-based compensation of $64,000 was included in general and administrative costs for 2005, (2004 - $nil).  In addition, fiscal 2004 included an expense recovery of $17,000 for which there was no equivalent in fiscal 2005.  These expense increases were offset by a decrease in legal costs associated with the Waddy Lake liability settlement.  During fiscal 2004, these costs aggregated $68,000, (2005 - $2,000).

c.  Debenture Interest

Debentures were converted into common shares near the end of the first quarter of fiscal 2005, hence there was limited interest expense during the year ended September 30, 2005, and none in fiscal 2006.

d.  Equity in Loss of Investees

The Company recorded its share of earnings (loss) of equity investees and increased or reduced the carrying value of the investment in an equal amount.  The equity in loss of investees was comprised of the Company’s share of the losses of Manson Creek, Northern Abitibi and Tyler Resources as follows:

Year Ended:	September 30, 2006	September 30, 2005	September 30, 2004
Manson Creek Resources Ltd. (i)	$(5,300)	$(316,382)	$(39,910)
Northern Abitibi Mining Corp. (ii)	(1,700)	(20,108)	(695,000)
Tyler Resources Inc. (iii)	(19,800)	(292,831)	(153,946)
Total	$(26,800)	$(629,321)	$(888,856)

i.

Manson Creek wrote-off properties in fiscal 2005, (the Company’s share - $240,000), while there were no such write-offs during 2004 and 2006.  Further, Manson Creek recorded stock option compensation expense of $130,000 during 2005, (the Company’s share - $32,500). Effective November 30, 2005, after disposing of significantly all of its investment, the Company ceased to account for Manson Creek on the equity basis, hence the limited share of loss in fiscal 2006.

ii.

The reason for the significant loss in Northern Abitibi in fiscal 2004 was that Northern Abitibi had written-off all of its remaining mineral properties during the period when it had insufficient resources for further exploration on these properties.  Effective November 30, 2005, after disposing of significantly all of its investment, the Company ceased to account for Northern Abitibi on the equity basis, hence the limited share of loss in fiscal 2006.

iii.

The Company acquired a significant investment in Tyler when it disposed of its interest in the Bahuerachi mineral property in exchange for Tyler shares on January 29, 2004.  Thereafter the Company commenced to record its investment in Tyler on the equity basis.  During fiscal 2004, the Company recorded its share of Tyler’s losses for approximately eight months compared to twelve months in fiscal 2005.  Further, with Tyler’s increase in operations and the recording of stock option compensation expense of $1.2 million during fiscal 2005, its losses increased, as did the Company’s share of these losses.  Effective November 18, 2005, the Company ceased to equity-account for its investment in Tyler, coincident with its relinquishment of operational control over Tyler at the same time as having less that a 20% interest in Tyler.  As a result, the Company’s share of loss in Tyler during fiscal 2006 covered a period of less than two months.

e.

Write-down Investments

During fiscal 2004, the Company wrote-down its investment in Northern Abitibi Mining Corp. to reflect a decline in value that was considered to be other than temporary.

f.

Realized Change in Fair Value of Investment

Tyler shares were being carried in the Company’s books at their fair value immediately prior to their distribution as a return of capital.  The transaction was recorded at the carrying value of the investment on the distribution date at which time the previously booked unrealized gains were reversed and the realized gain recorded.

g.

Gain on Dilution of Equity Investments

The gain on dilution of equity investments in fiscal 2005 pertained to the Company’s investments in Tyler, Manson Creek Resources Ltd., and Northern Abitibi Mining Corp. The gain during fiscal 2004 pertained solely to the Company’s interest in Tyler.  The Company’s interests in these companies were diluted when the investees issued capital stock to outsiders during the year. The Company’s share of the additional assets introduced to the investee companies exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.

h.

Gain on Sale of Interest in Waddy Lake Resources Inc.

A portion of the Company’s investment in Waddy Lake Resources Inc. was sold during fiscal 2004 for nominal consideration plus $200,000 per year over four years.  At the time of the transaction the Company determined that it would not record a receivable for the three $200,000 payments not yet received on the transaction date, since collection was considered uncertain, and determined that these payments would be recorded on an “as received” basis.  The fiscal 2005 gain represents the receipt of one such $200,000 payment. The fiscal 2006 gain represents the current year’s installment payment in addition to the discounted value of the final payment that was to have been received in June, 2007, as well as a nominal amount for the sale of the remaining interest in Waddy Lake Resources Inc.  As all investments and loans receivable from Waddy Lake had been written-off in a prior year, the full amount of each year’s receipts has been reflected as a gain.  See “Note 7” to the Financial Statements.

i.

Gain on Sale of Royalty Interest

The Company sold a royalty interest that was carried at a nominal value, for proceeds of $130,000 resulting in a gain equal to the proceeds.  See “Note 8” to the Financial Statements.

j.

Write-down of Mineral Property and Equipment

The Company’s last remaining mineral property was sold in January, 2004, therefore there is no comparable amount in fiscal 2006 nor fiscal 2005.  A write-down at the end of September, 2003 reflected management’s estimate of the decline in value of the Company’s Mexican mineral property interest that was subsequently sold in 2004.  During fiscal 2004, there were further costs incurred on this property that did not add to the value, hence they too were written-off.

k.

Interest Income

Interest income had been steadily increasing due to the progressively higher average cash balances that resulted from the numerous investment sales during fiscal 2005 and 2006.

B.

LIQUIDITY AND CAPITAL RESOURCES

	September 30,
	2006	2005	2004
Cash and cash equivalents	$1,993,452	$3,704,632	$181,241
Working capital	$1,711,983	$3,497,909	$158,699

The sale of investments contributed $647,000, (2005 - $4,247,000, 2004 - $711,000), cash to the Company and the acquisition of investments utilized $Nil, (2005 - $759,000, 2004 - $618,000) cash.  The investments sold during the years ended September 30, 2006, 2005 and 2004 were summarized under A. Operating Results above. Golden Band Resources Inc. shares were acquired in 2005 pursuant to the exercise of warrants.  The fiscal 2005 Golden Band purchases aggregated $179,000.  In addition the Company acquired 500,000 common shares of Manson Creek Resources Ltd. during fiscal 2005 for $75,000 pursuant to the exercise of warrants and acquired 400,000 common shares and 400,000 warrants of Tyler for $500,000 as well as 5,000 shares for $5,000.   The investment purchases in the 2004 fiscal year were comprised of Golden Band shares acquired through the exercise of warrants, $345,000, and through a private placement, $56,000; Manson Creek shares acquired through a private placement, $100,000; RSX Energy shares, $83,000 and Ultima Energy Trust units, $34,000.

Cash operating expenses exceeded interest income by $358,000 in fiscal 2006, (2005 - $279,000, 2004 - $273,000).

In fiscal 2006 $401,000 was received for the sale of the Company’s investment in Waddy Lake Resources Inc., (2005 - $200,000, 2004 - $200,000).  Also during fiscal 2006, the Company received $130,000 for the sale of a royalty interest, ($Nil in 2005 and 2004).

In the year ended September 30, 2004 the Company expended $70,000 cash on the Bahuerachi, Mexico mineral property prior to the sale of the property interest to Tyler.

During the year ended September 30, 2006, 4,999,091, (2005 - 500,000), warrants were exercised for proceeds of $600,000, (2005 - $55,000). The warrants were issued pursuant to the conversion of debentures into units comprised of common shares and share purchase warrants.  Further, during fiscal 2006 1,275,000, (2005 -  600,000), stock options were exercised for net proceeds of $140,000, (2005 - $66,000).

During fiscal 2006, the Company distributed cash to shareholders by way of a dividend, ($404,000) and a return of capital, ($2,867,000).

The Company expended $Nil on debenture interest during fiscal 2006, (2005 - $7,000, 2004 -$33,000).  The 2005 amount was payment in full of interest accruing to the date that the debentures were converted into common shares and warrants.

During fiscal 2003 the Company advanced $25,000 to Tyler by way of notes receivable.  During fiscal 2004, the full amount owing plus interest accruing thereon was repaid.

Management feels that the Company has sufficient liquid resources to meet current operating requirements and to finance future business opportunities.

Borrowings

There were no borrowings at the end of fiscal 2006.  At September 30, 2004 the Company owed $550,000 to convertible debenture holders.  The due date of the convertible debentures was December 17, 2005.  The convertible debentures bore interest at 6% per annum, payable semi-annually on March 31 and September 30 and were secured by a floating charge over substantially all of the assets of the Company.  In addition, the debentures were convertible into units comprised of one common share and one share purchase warrant at $0.10 per unit until December 17, 2004 and $0.11 per unit from December 18, 2004 to December 17, 2005.  See “Item 4.  Information on the Company – A. History and Development – Significant Changes or Events – Year ended September 30, 2005 – Conversion of Debentures”.

During fiscal 2005, the full $550,000 of debentures was converted into 5,499,091 common shares and 5,499,091 warrants.   During fiscal 2005, 500,000 warrants were exercised at $0.11 per share for $55,000.  The remaining 4,999,091 warrants were exercised during the year ended September 30, 2006 at $0.12 per share for total consideration of $599,891. See “Item 4.  Information on the Company – A. History and Development – Significant Changes or Events – Year ended September 30, 2005 – Conversion of Debentures”.

The Company maintains its cash in Canadian currency and invests excess cash in brokerage accounts as required.

The Company does not utilize any financial instruments for hedging purposes.

There are no material commitments for capital expenditures as of September 30, 2006.

C.

 RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable

D.

TREND INFORMATION

During the year-ended September 30, 2004 the Company sold its remaining exploration property. Thereafter the Company became exclusively an Investment Company. Further the Company ceased to consolidate Waddy Lake Resources Inc. pursuant to the investment sale described in item 4(A)(4)(j). Certain amounts in the statement of operations that were associated with these two transactions are considered non-recurring. With the disposition of all remaining investments during the year ended September 30, 2006, the Company is no longer an Investment Company.  It is therefore expected that any future business to be transacted in the Company will be something other than the purchase and sale of investments.  As a result, the future competitive environment and any related trend information is indeterminate as of the date of filing of this annual report.

However, the Company does anticipate that future recurring operating items will, in all likelihood not include, investment-related income/loss items – equity in earnings (loss) of Investees, gain (loss) on sale of investments, realized change in fair value of investments, dilution gains (losses) pertaining to equity accounted investments and write-down of investments.

E.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The Company has no known contractual obligations as of September 30, 2006.

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

Item 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT (see table below)

B.

COMPENSATION (see table below)

Name, Age and Present Position with the Corporation	Professional Degrees and Present Principal Occupation and Previous Business Experience	Period as Senior Management or Director	Shares Owned (2)(4)(5)	Annual Compensation
Gregory H. Smith Director and Chief Financial Officer Age 59	C.A. – Institute of Chartered Accountants (Alberta) – 1975 and B.Com. – University of Calgary – 1970. Self-employed Chartered Accountant. President of Oakridge Financial Management Inc., Chief Financial Officer and Director of CDG Investments Inc., Maglin Furniture Systems Ltd. and Okalla Corp. Director of Armistice Resources Ltd. and Tyler Resources Inc.	Since March 27, 1997	2,546,216 or 6.22% of total issued and outstanding	$2,300
Robert G. Ingram (1) Director and Chief Executive Officer Age 63	C.A. – Institute of Chartered Accountants (Alberta) – 1967 And B.Com. – University of Alberta – 1965. Self-employed Chartered Accountant. Director and President of Southesk Energy Ltd., Director and President of Uncas Production Corporation and Director and President of First Yellowhead Equities Inc., all private companies. Director of Golden Band Resources Inc., Santoy Resources Ltd. and Equitech Corporation all public companies.	Director since September 24, 1981, Chief Executive Officer since May 19, 2006	1,496,000 or 3.7% of the total issued and outstanding held directly. Mr. Ingram is also the President and Director of Uncas Production which holds 1,680,000 or 4.1% and First Yellowhead Equities Inc. which holds 4,259,582 or 10.4%	$2,300
Calvin Fairburn (1) Director Age 73	BSAM-Advanced Management 1972; P.Eng.-APPEGA 1960 and B.Sc. Eng. University of Saskatchewan – 1957. Self-employed Professional Engineer. Over 45 years experience in the Petroleum and Natural Gas and Agriculture/ Farming Industries. Director of Buffalo Oil Company Limited from 1993-1998.	Since March 6, 2003	430,200 or 1.05% of the total issued and outstanding	$2,300

Name, Age and Present Position with the Corporation	Professional Degrees and Present Principal Occupation and Previous Business Experience	Period as Senior Management or Director	Shares Owned (2) (4)(5)	Annual Compensation
Kerry Brown(1) Director Age 50

C.A. – Institute of Chartered Accountants (Alberta) – 1982 and B.Com. – University of Alberta – 1979.

Chairman and Chief Executive Officer of Foundation Equity Corporation, an angel capital company, since it's inception in 1992. Chairman of McCoy Corporation, a TSE listed company since 1995. Chairman of Equitech Corporation and HomeBank Technologies Inc., both listed on the TSX. Director of Innovotech Inc. listed on the TSX and First Yellowhead Equities Inc. a private Company.

		Since February 28, 2005	1,220,300 or 2.97% of the total issued and outstanding	$ 2,300
Barbara O’Neill Secretary Age 40	Secretary of the Company, and Tyler Resources Inc., Manson Creek Resources Ltd., Okalla Corp. and Northern Abitibi Mining Corp.	Since June 28, 1993	75,000 or 0.18%	$98,000(6)

Notes:

(1)

Messrs. Fairburn, Ingram and Brown constitute the Audit Committee of the Company.  The Company does not have an Executive Committee.

(2)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of November 23, 2006.

(3)

This amount was paid to a corporation in which the officer is a shareholder, for consulting services provided at customary professional rates.  See “Item 7.  Major Shareholders and Related Party Transaction – Related Party Transactions”.

(4)

Options held by Directors and Officers outstanding as at November 23, 2006:

Option Holder	Number of Common Shares	Exercise Price	Expiry Date

Kerry Brown	100,000	$0.33	February 27, 2008

A total of 1,275,000 options at $0.11 per share were exercised during fiscal 2006 and 100,000 options at $0.33 per share expired during fiscal 2006, upon the resignation of a director.

(5)

Where persons listed on this table have the right to obtain additional shares of common stock within 60 days from November 23, 2006, through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 40,959,855 shares of common stock outstanding as of November 23, 2006.

(6)

Including severance pay in the amount of $55,000.

As of November 23, 2006, the Company does not have any plans that require the Company to contribute to, or to provide pension, retirement or similar benefits to directors and officers.

All of the Company’s shareholders, including officers and directors if they own shares, have the same voting rights.

See “Item 7.  Major Shareholders and Related Party Transaction – Related Party Transactions”.

C.

BOARD PRACTICES

Board of Directors

The Board functions independently of management because half of the members are non-management.  The Board has determined that two of four Directors proposed for election at the meeting are independent.  An “independent” director is a director who is independent of management and free from any interest any business or other relationship that could, or could reasonably be perceived to materially interfere with the director’s ability to act in the best interests of the Corporation, other than interests arising from shareholders.  These directors are Kerry Brown and Calvin Fairburn.  Messrs. Ingram and Smith are not considered to be “independent” directors because they are officers of the Corporation.

All directors hold office until the next annual meeting of the shareholders of the Company and until their successors have been elected and qualified. Officers of the Company serve at the discretion of the Board of Directors.  See the table under “Item 6. Directors, Senior Management and Employees - Compensation”.

Audit Committee

The Company’s Audit Committee is comprised of three directors, Kerry Brown, Calvin Fairburn and Robert Ingram.  Two of the three directors are outside directors who are not employees or members of management of the Company or any of its associates or affiliates.   The Board of Directors, after each annual shareholders meeting must appoint or re-appoint an audit committee.

The audit committee must review the annual and interim financial statements of the Company before they are approved by the Board of Directors of the Company.  The Board of Directors must review, and if considered appropriate, approve the annual and interim financial statements of the Company before presentation to the shareholders of the Company.

Orientation and Continuing Education

At present, each new director is given an outline of the nature of the Company’s business, its corporate strategy, and current issues with the Corporation.  New directors are also required to meet with management of the Corporation to discuss and better understand the Corporation’s business and policies. As each director has a different skill set and professional background, orientation will be tailored to the particular needs and experience of each director.

Continuing education is provided through relevant reading materials, Board meeting presentations and discussions to ensure the directors maintain the knowledge and skill necessary to meet their obligations as directors.  In addition, management of the Corporation makes itself available for discussion with all Board members.

Ethical Business Conduct

To encourage and promote a culture of ethical business conduct, the Board of Directors has adopted a code of business conduct and ethics applicable to all members of the Corporation including directors, officers, consultants and employees.  Each director, officer, consultant and employee of the Corporation receives a copy of the code of business conduct and ethics.  See “Item 16B. Code of Business Conduct and Ethics”.

In addition, the Board of Directors monitors the ethical conduct of the Corporation to ensure that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions, stock exchanges and the Business Corporations Act.  The Board of Directors believes that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and common law, as well as the restrictions placed by applicable corporate legislation on the individual directors’ participation in decisions of the Board of Directors in which the director has an interest, have been sufficient to ensure that the Board of Directors operated independently of management and in the best interest of the Corporation.

The Board of Directors has also adopted a “Whistleblower Policy” wherein employees, directors, officers or consultants of the Corporation are provided with a mechanism by which they can raise concerns in a confidential, anonymous process.  See “Item 16B. Code of Business Conduct and Ethics”.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of three directors, Kerry Brown, Calvin Fairburn and  Robert Ingram.  Two of the three Directors are considered to be “independent” directors.

The Nominating and Governance Committee develops the Corporation’s approach to governance issues in general and is responsible for establishing the processes for assessing the effectiveness of the Board as a whole, the Committees of the Board, and each individual Director.

The Nominating and Governance Committee identifies, recruits, nominates, endorses and recommends appointment of new Directors based on the needs of the Board. Generally, new nominees for Directors must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, shown support for the Corporation’s mission and strategic objectives, and a willingness to serve.

Compensation

The Board has a Compensation Committee comprised of three directors Kerry Brown, Calvin Fairburn and Robert Ingram. Two of the three directors are considered to be “independent” directors.  The Board is responsible for reviewing and approving the position description for the President, which shall include his authorities and accountabilities; the corporate goals and objectives for which the President shall be responsible; to monitor the President’s performance relative to these goals and objectives and to formally evaluate his performance at least annually.

The Compensation Committee is also responsible for reviewing the President’s recommendations respecting compensation of other senior executives of the Corporation, to ensure such arrangements reflect the responsibilities and risk associated with each position.  When determining the compensations, the Compensation Committee considers: (i) recruiting and retaining executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation compared to the remuneration paid by other reporting issuers similarly placed within the same business as the Corporation; (iii) balancing the interest of management and the Corporation’s shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations in general.  In order to achieve these objectives, the compensation paid to the Corporation’s executive officers consists of a base salary or billing rate and from time to time may consist of an incentive in the form of stock options.

The Compensation Committee conducts a review with regards to directors’ compensation once a year.  To make its recommendation on directors’ compensation, the Board of Directors takes into account the types of compensation, the amounts paid to directors of comparable publicly traded companies and risk of personal liability.  At September 30, 2006, the Corporation did not have a standard arrangement pursuant to which directors of the Corporation are compensated by the Corporation for their services in their capacity as directors except for receiving $500 for a directors meeting in person and $300 for a directors meeting by phone.  In addition, from time to time directors receive grants of stock options, under the Corporation’s stock option plan.

D.

EMPLOYEES

The Company currently has no employees.  All services provided by individuals are either provided on a contract basis or are billed by a related Company that employs individuals who provide certain administrative services.  During fiscal 2005, and to January 1, 2006, the Company employed three persons on a full time basis, and from January 1, 2006 to June 1, 2006 as well as throughout fiscal 2004 and 2003 employed two persons on a full-time basis. None of the Company's employees are represented by a labor union.  Corporations in which certain of the Company's officers or directors are shareholders have provided direct administrative services at usual professional rates.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions”.

The Company utilized the services of two contractors during fiscal 2006.

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

Pursuant to the Stock Option plan of the Company, employees/consultants, and officers had been granted options. None are outstanding as at November 23, 2006, (exclusive of directors’ and officers’ options summarized above).

Item 7:

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

1.

To the knowledge of the directors and senior officers of the Company, as of November 23, 2006, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over 5% or more of the votes attached to all outstanding shares of the Corporation which have the right to vote in all circumstances, except as follows:

As at November 23, 2006
Shareholder	Number of Common Shares (1)	% interest (2)
Gregory H. Smith	2,546,216	6.22
First Yellowhead Equities (3)	4,259,582	10.4
Uncas Production (3)	1,680,000	4.1
Robert Ingram (3)	1,496,000	3.7

(1)

Includes all options and warrants held by each individual.

(2)

Where persons listed on this table have the right to obtain additional shares of common stock within 60 days from November 23, 2006, through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 40,959,855 shares of common stock outstanding as of November 23, 2006.

(3)

Mr. Ingram is the President and a director of the Company of First Yellowhead Equities and Uncas Production.

All of the Company’s major shareholders have equal voting rights.

2.

As of November 23, 2006, according to records of the Company’s transfer agent, the Company had 1,115 registered holders of its common shares, 268 of whom were residents of the United States. The total shareholdings of such United States resident shareholders as at November 23, 2006 were 6,596,718 common shares, representing 16.3% of the total issued and outstanding capital of the Company. These do not include an indeterminable number of persons who hold their shares in 'street name’ through broker-dealers or other beneficial holders. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are approximately 800 such shareholders.

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

5.

The following significant changes occurred in the percentage share ownership of the major shareholders during the past three years:

Mr. Ingram:  In 2005, Mr. Ingram owned 3.69% of the Company’s common stock directly. An additional 10.5% was held by First Yellowhead Equities Inc. and 4.15% was held by Uncas Production Corp.; Mr. Ingram is the President and Director of each companies.  These interests increased due to Mr. Ingram exercising 350,000 options for 350,000 common shares and exercised 500,000 warrants for 500,000 common shares.   First Yellowhead exercised 1,999,091 warrants for 1,999,091 common shares and Uncas Production Corp. exercised 1,000,000 warrants for 1,000,000 common shares. In prior years, the shares owned by Uncas and First Yellowhead were included in Mr. Ingram’s totals.

6.

None of the Company’s shareholders have different voting rights.

B.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the year ended September 30, 2006 and the period from October 1, 2006 to the date of this filing, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

All related party transactions and loans, in accordance with the preceding discussion, during the last fiscal year and the period from October 1, 2006 to November 23, 2006 are as follows:

1.

During the year ended September 30, 2003 directors of the Company, or companies over which directors had control or direction, subscribed to $450,000 of a $550,000 debenture financing. During fiscal 2005 the Company triggered early redemption of the debentures which were converted into 5,499,091 common shares and 5,499,091 warrants. All but 1,000,000 of these shares and warrants were issued to the aforementioned directors. During fiscal 2005 one director exercised his 500,000 warrants to acquire 500,000 common shares at $0.11 per share. During the year ended September 30, 2006 all of the remaining warrants were exercised to acquire 4,999,091 common shares at $0.12 per share. All but 1,000,000 of these shares were acquired by directors of the Company.

2.

During the year ended September 30, 2006, the Company subleased office space from Manson Creek, a company related by virtue of certain common officers and directors.  During the period from October 1, 2005 to April 13, 2006 Mr. Devonshire was a director of Manson Creek as well as an officer and director of the Company.  Throughout the year ended September 30, 2006, Barbara O’Neill was an officer of both the Company and Manson Creek.  During the year ended September 30, 2006, Manson Creek charged the Company $19,000 for the Company’s share of office base rent and operating costs.  The office lease was terminated during the year ended September 30, 2006, therefore there were no lease payments subsequent to year-end.  Manson Creek also charged the Company for its share of certain administrative expenses incurred during the year that aggregated $6,000.

3.

Pursuant to an agreement dated January 1, 2002, between the Company and Kingslea Financial Corp. (“Kingslea”), Kingslea billed the Company for Mr. Devonshire’s consulting services at an hourly rate of $105.  Mr. Devonshire was the Chief Executive Officer and a Director of the Company to May 19, 2006.  Mr. Devonshire is the sole shareholder, officer and director of Kingslea.  Total amounts paid to Kingslea (rounded to the nearest $1,000) during the period from October 1, 2005 to his termination aggregated $40,000, including $12,000 paid in lieu of proper notice of  termination.

4.       During the period from October 1, 2005 to January 1, 2006, the Company employed three individuals, and during the period from January 1, 2006 to June 1, 2006 two individuals, whose services were also used by companies related by virtue of certain common officers and directors.  Further the Company paid certain administrative costs applicable to all of these companies.  The Company then billed the related companies for their share of the salaries and administrative costs, including a 10% mark-up to compensate for the administrative costs associated with rebilling. The amounts charged to these companies in the year ended September 30, 2006, rounded to the nearest $1,000, were as follows:

	Tyler Resources	Manson Creek	Northern Abitibi	Total
Fiscal 2006	$47,000	$14,000	$10,000	$71,000

5.          During the period from October 1, 2005 to September 30, 2006 a company related by virtue of a director and           an officer billed the Company for its share of the administrative salaries of individuals whose services were also used by the Company as well as for miscellaneous office expenses.  During the year ended September 30, 2006, these expenses aggregated $12,000.

There were no loans made by the Company or any of its subsidiaries to, or for the benefit of, any of the persons noted above, during the year ended September 30, 2006 nor during the period from October 1, 2006 to November 23, 2006.

Conflicts of Interest

See “Item 3:  Key Information - Risk Factors - Conflict of Interest”.

The following table identifies, as of the date of this filing, the name of each director of the Company and any public reporting company, for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service
Gregory H. Smith	CDG Investments Inc. Armistice Resources Ltd. Okalla Corp. Tyler Resources Inc.	Director CFO Director Director CFO Director	March 1997 – Present February 2001 – Present November 1987 – Present March 2003 – Present February 2001 – Present December 2000 – Present
Robert G. Ingram	CDG Investments Inc. Southesk Energy Ltd. First Yellowhead Equities Santoy Resources Ltd. Golden Band Resources Equitech Corporation	Director CEO/President Director/President Director/Treasurer Director Director Director	Sept. 1981 – Present May 19, 2006 - Present July 1994 – Present June 1998 – Present March 1990 – Present Jan. 26 2004 – Present July 2004 -Present
Calvin Fairburn	CDG Investments Inc.	Director	March 2003- Present
Kerry Brown	CDG Investments Inc. McCoy Bros Inc. Equitech Corporation HomeBank Technologies Inc. Innovotech Inc. First Yellowhead Equities Inc.	Director Chairman/Director Chairman/Director Chairman Director Director	February 2005 -Present Oct 1997-Present March 2001-Present February 2001-Present January 2001-Present April 2002-Present
Barbara O’Neill	CDG Investments Inc. Manson Creek Resources Ltd. Tyler Resources Inc. Northern Abitibi Mining Corp. Okalla Corp.	Secretary Secretary Secretary Secretary Secretary	June 1993 to present May 1993 to present August 1998 to present May 1993 to present June 1993 to present

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8:

FINANCIAL INFORMATION

The financial statements are attached to and form part of this annual report. See Part III, Item 17.  No significant change has occurred since the date of the annual financial statements included herein.

Legal Proceedings

On December 14, 2000, Procon Mining and Tunnelling Ltd. filed a Statement of Claim against the Company, its 100% owned subsidiary, Waddy Lake, and certain current and past directors and officers of the two companies seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid. The named defendants included Waddy Lake, CDG Investments Inc., Glen Harper, Larry Lahusen, Robert Lemmon, James Devonshire, Barbara O’Neill, Robert Ingram, Donald Busby and Peter Cole.  The suit was subsequently dropped against Messrs. Harper, Busby and Cole. The Company settled the Statement of Claim in April 2004. See  “Item 4. Information on the Company – History and Development – Significant Changes or Events (e) & (j)”.

Dividend Policy

During the year ended September 30, 2006 the Company distributed 5,204,329 of its shares in Manson Creek, and 7,286,300 of its shares in Northern Abitibi to shareholders of the Company by way of a dividend. In addition to this dividend in kind the Company paid a cash dividend of $0.01 per share for a total cash dividend of $404,000. The cash and share dividends were payable to shareholders of record on November 16, 2005.  The Company had not paid any dividends on its common shares to September 30, 2005.

Any decision to pay dividends on its common shares in the future will be made by the Board of Directors on the basis of earnings, financial requirements, shareholder value considerations and other conditions that may exist at that time.

Item 9:

 OFFER AND LISTING

LISTING DETAILS

The following is the price history of the Company’s stock on the OTC Bulletin Board (the “OTCBB”) under the symbol “CDGEF” and the CNQ-Canadian Trading and Quotation System Inc. (“CNQ”) from May 2004 under the symbol “CDGI”:

a)

for the five most recent full financial years the annual high and low market prices:

OTC Bulletin Board Year ended September 30,	2006 US$	2005 US$	2004 US $	2003 US$
High	$0.39	$0.35	$0.170	$0.120
Low	$0.04	$0.05	$0.035	$0.009

CNQ Year ended September 30,	2006 Cdn$	2005 Cdn$	2004(1) Cdn$
High	$0.450	$0.50	$0.14
Low	$0.035	$0.03	$0.04

(1) The Company began trading on the CNQ in May 2004.

b)

for the two most recent full fiscal years, the high and low market prices for each full financial quarter.

OTC Bulletin Board	Sale Price
	CDGEF (formerly GLDUF)
Quarter Ended
Fiscal 2006	Low US$	High US$
September 30, 2006	$0.04	$0.055
June 30, 2006	$0.04	$0.390
March 31, 2006	$0.18	$0.310
December 31, 2005	$0.21	$0.330
Fiscal 2005	Low US$	High US$
September 30, 2005	$0.150	$0.27
June 30, 2005	$0.155	$0.29
March 31, 2005	$0.150	$0.35
December 31, 2004	$0.050	$0.25

CNQ	Sale Price
	CDGI
Quarter Ended
Fiscal 2006	Low Cdn$	High Cdn$
September 30, 2006	$0.035	$0.05
June 30, 2006	$0.035	$0.45
March 31, 2006	$0.200	$0.34
December 31, 2005	$0.210	$0.36
Fiscal 2005	Low Cdn$	High Cdn$
September 30, 2005	$0.130	$0.29
June 30, 2005	$0.175	$0.40
March 31, 2005	$0.220	$0.50
December 31, 2004	$0.030	$0.32

c)

for the most recent six months the high and low market prices for each month during the previous six months:

OTC Bulletin Board
Month Ended	Low US$	High US$
November, 2006	$0.030	$0.040
October, 2006	$0.030	$0.040
September, 2006	$0.040	$0.041
August, 2006	$0.040	$0.050
July, 2006	$0.040	$0.055
June, 2006	$0.045	$0.058

CNQ
Month Ended	Low Cdn$	High Cdn$
November, 2006	$0.040	$0.040
October, 2006	$0.040	$0.045
September, 2006	$0.040	$0.045
August, 2006	$0.040	$0.050
July, 2006	$0.035	$0.050
June, 2006	$0.035	$0.060

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

MARKETS

The Company commenced listing on the CNQ effective May 18, 2004.

The Company is also listed on the OTCBB.  If the Company fails to remain current in its filings with the Securities and Exchange Commission, or if the Company decides to terminate its registration with the Securities and Exchange Commission, the Company would not qualify to be listed on the OTCBB and its shareholders may not be able to sell their shares in the United States.

Item 10:  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

1.

Company’s Objects and Purposes

The Company was incorporated under the Business Corporation Act (Alberta) on October 12, 1979 and was assigned corporate access number 20205811.  The Company prepares and makes its own corporate registry filings with Alberta Registrar of Companies.

At the Annual & Special Meeting on March 21, 2002, the shareholders approved a change in the Company’s business from that of a Natural Resources Company to that of an Investment Company and a change in name from Golden Rule Resources Ltd. to CDG Investments Inc.

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

MATERIAL CONTRACTS

There have been no material contracts entered into in the two immediately preceding years other than in the ordinary course of business with the exception of:

1.

Sale agreement with Golden Band Resources Inc. dated April 27, 2006.  See “Item 4. Information on the Company – History and Development - Significant Changes or Events – Year Ended September 30, 2006 – Sale of Royalty Interest”.

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

TAXATION

MATERIAL INCOME TAX CONSIDERATIONS PERTAINING TO THE DISTRIBUTION OF TYLER SHARES AND CASH AS A RETURN OF CAPITAL

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations which will apply to CDG Shareholders who received Tyler shares, (Tyler Shares), and Distributed Cash as a return of paid-up capital and/or a taxable dividend from CDG (the "Distribution") and who, for the purposes of the Income Tax Act (Canada) (the "Tax Act"), hold their Common Shares and the Tyler Shares received from CDG as capital property.  The Common Shares and Tyler Shares will generally constitute capital property to a holder thereof unless such securities are held in the course of, or as a part of, carrying on a business or were acquired in a transaction or transactions which constitute an adventure or concern in the nature of trade.  Certain holders resident in Canada whose Common Shares or Tyler Shares would not otherwise constitute capital property may be entitled to make the irrevocable election in accordance with subsection 39(4) of the Tax Act to have such securities treated as capital property.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), the Canada-United States Tax Convention, 1980 (the "Canada-U.S. Tax Treaty"), the Company’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the "CRA") and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposals"), although there is no certainty that such Proposals will be enacted in the form proposed, if at all.  Other than with respect to the Proposals, this summary does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax considerations.  No assurances can be given that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not applicable to a CDG Shareholder that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, a CDG Shareholder who has exercised valid dissent rights with respect to the restructuring or a CDG Shareholder, an interest in which would be a "tax shelter investment" under the Tax Act.  Such CDG Shareholders should contact their own tax advisors having regard to their own particular circumstances.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular CDG Shareholder.  Accordingly, CDG Shareholders are urged to consult their own tax advisors with respect to their own particular circumstances.

Canadian Resident CDG Shareholders

This portion of the summary is applicable to each CDG Shareholder who is, or is deemed to be, a resident of Canada for the purposes of the Tax Act or any applicable income tax treaty or convention.

Distribution as a Return of Paid-up Capital and/or a Dividend

CDG distributed Tyler Shares and the Distributed Cash during the year ended September 30, 2006. The fair market value of the Distribution up to the paid-up capital (as defined in the Tax Act) of the Common Shares should be treated as a return of paid-up capital to CDG Shareholders.  A CDG Shareholder will not be subject to tax on the receipt of the Tyler Shares and/or Distributed Cash received as a return of paid-up capital; however, a CDG Shareholder will generally be required to reduce the adjusted cost base of the CDG Common Shares held by the fair market value of the property so received as a consequence of the return of paid-up capital.  If, as a result of such reduction, a CDG Shareholder's adjusted cost base of Common Shares becomes negative, such negative amount will be deemed to be a capital gain realized by the CDG Shareholder in the taxation year that includes the Distribution.  The taxation of capital gains (or capital losses) is described below.

To the extent that the fair market value of the Distribution on a per Common Share basis exceeds the paid-up capital of such Common Share, the excess amount will be treated as a taxable dividend received from a taxable Canadian corporation.  Where the recipient CDG Shareholder is an individual, the amount of such dividend will be required to be included in the income of such CDG Shareholder in accordance with the gross-up and dividend tax credit provisions of the Tax Act which normally apply to dividends received by individuals from taxable Canadian corporations.  On November 23, 2005, the Department of Finance announced that dividends paid by public corporations to individuals after 2005 will be subject to an enhanced dividend tax credit.  Where the recipient CDG Shareholder is a corporation, subject to the potential application of subsection 55(2) of the Tax Act, as discussed hereinafter, the amount of such dividend will be required to be included in the income of such CDG Shareholder but such amount will generally be deductible in computing the taxable income of such CDG Shareholder.

Private corporations and certain other corporations controlled by or for the benefit of an individual or a related group of individuals generally will be liable for a refundable tax under Part IV of the Tax Act of an amount equal to 33-1/3% of all taxable dividends received by each such corporation to the extent that the amount of such dividends is deductible, by virtue of specific provisions of the Tax Act, in computing the taxable income of each such corporation for the year of the receipt of such taxable dividends.  In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend (other than a dividend which is subject to Part IV tax that is not refunded as part of the series of transactions which includes such dividend) received by a Canadian resident corporation as proceeds of disposition or a capital gain.  Canadian resident corporate CDG Shareholders that receive a dividend from CDG and that are not subject to Part IV tax (or CDG Shareholders that receive dividends subject to tax under Part IV of the Tax Act which dividends are refunded as part of the series of transactions which include the dividend) should consult their own tax advisors with respect to the potential application of subsection 55(2) of the Tax Act to such dividend.

The cost, for the purposes of the Tax Act, of the Tyler Shares that are received by CDG Shareholders on the Distribution should be an amount equal to the fair market value of such Tyler Shares on the date of the distribution.  The cost of Tyler Shares acquired by a CDG Shareholder will generally be required by the Tax Act to be averaged with the adjusted cost base of all other Tyler Shares of an identical class which are held by such holder as capital property for the purpose of determining the adjusted cost base of such Tyler Shares at any time thereafter.

Disposition of Tyler Shares

A disposition or deemed disposition by a holder of Tyler Shares (other than to Tyler) will result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Tyler Shares to the holder plus reasonable disposition costs.

Taxation of Capital Gains (or Capital Losses)

A holder will be required to include one-half of the amount of any capital gain described above in computing income and will be required to deduct one-half of the amount of any resulting capital loss (an "allowable capital loss") against taxable capital gains.  Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years, to the extent and in the circumstances specified in the Tax Act.

A holder that is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by an individual may be subject to an alternative minimum tax.  The Tax Act provides that the tax payable by individuals (other than certain trusts) is the greater of the tax otherwise determined and the alternative minimum tax.  Individuals described above should consult their own tax advisors with respect to the alternative minimum tax provisions.

Non-Resident CDG Shareholders

This portion of the summary is applicable to each CDG Shareholder (a "Non-Resident Shareholder") who is not, and has never been, a resident or a deemed resident of Canada, for the purposes of the Tax Act or any applicable income tax treaty or convention, and who does not use or hold and is not deemed to use or hold Common Shares and Subsidiary Shares in, or in the course of, carrying on a business in Canada.  This portion of the summary is not applicable to Non-Resident Shareholders that are insurers carrying on business in Canada.  Such Non-Resident Shareholders should consult their own tax advisors.  It is the administrative position of the CRA that a limited liability corporation that is not subject to tax for U.S. tax purposes is not entitled to any benefits under the Canada-U.S. Tax Treaty.

Distribution as a Return of Paid-up Capital and/or as a Dividend

The income tax consequences applicable to the Distribution to Non–Resident Shareholders will be the same as those applicable to CDG Shareholders resident in Canada except that dividends paid or credited or deemed to be paid or credited to a Non–Resident Shareholder will be subject to Canadian non–resident withholding tax at the rate of 25% of the gross amount of such dividends under the Tax Act. This rate may be reduced under an applicable income tax treaty or convention between Canada and such Non–Resident Shareholder's country of residence.

In the case of a Non–Resident Shareholder who is the beneficial owner of such dividends and a resident of the United States for the purposes of the Canada–U.S. Tax Treaty, the rate of non–resident withholding tax in respect of dividends on the Common Shares will generally be reduced to a rate of 15% of the gross amount of such dividends (except that where such beneficial owner is a corporation and owns at least 10% of the voting stock of CDG, the rate of withholding tax will be reduced to 5%).

Disposition of Common Shares and Tyler Shares

A Non-Resident Shareholder will be subject to tax under the Tax Act in respect of capital gains realized on the disposition or deemed disposition of Common Shares (i.e., by virtue of a Common Share having a negative adjusted cost base) or Tyler Shares, as the case may be, if such shares constitute "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Shareholder at the time of the disposition and the Non-Resident Shareholder is not entitled to any relief under an applicable tax treaty.  Shares of a corporation resident in Canada for the purposes of the Tax Act which are not listed on a prescribed stock exchange constitute taxable Canadian property for the purposes of the Tax Act.  As CDG is resident in Canada and does not currently have or expect its shares to be listed on a prescribed stock exchange (i.e., the OTCBB and CNQ are not prescribed stock exchanges), the Common Shares will constitute taxable Canadian property to a Non-Resident Shareholder for the purposes of the Tax Act.  A Non-Resident Shareholder will be deemed to have disposed of a Common Share if, pursuant to the return of paid-up capital, the corresponding reduction in the adjusted cost base of such Common Share results in the adjusted cost base of the Common Share being less than nil.

Notwithstanding that the Common Shares constitute taxable Canadian property, a gain on the disposition of such shares may be exempt from Canadian tax under an applicable income tax treaty or convention between Canada and such Non-Resident Shareholder's country of residence.  Pursuant to Article XIII of the Canada-U.S. Tax Treaty, a gain realized on the disposition of shares by a person who is a resident of the United States for the purposes of the Canada-U.S. Tax Treaty will be subject to Canadian tax only if the value of such shares derive their value principally from real property situated in Canada.

So long as the Common Shares are not listed on a prescribed stock exchange, a Non-Resident Shareholder who pursuant to the reduction of paid-up capital (and corresponding reduction in the Non-Resident Shareholder's adjusted cost base thereof) is deemed to have disposed of Common Shares will be required to provide notice to the CRA and obtain a clearance certificate from the CRA.  The CRA will issue a clearance certificate to a Non-Resident Shareholder once all the applicable Canadian taxes in respect of the disposition of the Common Shares have been paid.  Failure to notify the CRA of a disposition of Common Shares that constitute taxable Canadian property can give rise to an assessment for penalties and interest.  Non-Resident Shareholders who pursuant to the reduction of paid-up capital (and corresponding reduction in the Non-Resident Shareholder's adjusted cost base thereof) are deemed to have disposed of their Common Shares will also be required to file a Canadian income tax return for the taxation year of the disposition of the Common Shares.

The Tyler Shares will normally not be taxable Canadian property at a particular time provided that: (i) the particular shares of the corporation are listed on a prescribed stock exchange and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of the corporation at any time during the 60-month period preceding the particular time; and (ii) such shares are not otherwise deemed to be taxable Canadian property.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non–Resident Shareholder on the Common Shares or Tyler Shares, as the case may be, will be subject to Canadian non–resident withholding tax at the rate of 25% of the gross amount of such dividends under the Tax Act. This rate may be reduced under an applicable income tax treaty or convention between Canada and such Non–Resident Shareholder's country of residence.

In the case of a Non–Resident Shareholder who is the beneficial owner of such dividends and a resident of the United States for the purposes of the Canada–U.S. Tax Treaty, the rate of non–resident withholding tax in respect of dividends on such shares will generally be reduced to a rate of 15% of the gross amount of such dividends (except that where such beneficial owner is a corporation and owns at least 10% of the voting stock of the applicable corporation, the rate of withholding tax will be reduced to 5%).

Non-resident Shareholders are urged to consult their own tax advisors, including obtaining further details concerning obtaining clearance certificates on the disposition of the Common Shares or other information concerning any other tax filing required that may be applicable when the Common Shares are disposed of.

The following income taxation discussion is of a more general nature:

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“Code”), regulations promulgated by the U.S. Treasury Department under the Code (the “Treasury Regulations”), published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

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

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares issued by the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by CDG, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities such as corporations subject to Subchapter S of the Code, (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code, or (ix) persons directly or indirectly owning 10% or more of the total voting power or the total value of the outstanding shares of CDG.

Distributions of the Share Dividend and the Cash Dividend by the Company to U.S. Holders

General Rules.  U.S. Holders receiving distributions (including constructive distributions such as the Cash Dividend) with respect to common shares issued by the Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits.  To the extent that distributions from the Company exceed its current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at “Disposition of Shares” below).  Any Canadian tax withheld from a distribution by the Company may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

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

Dividend may be Eligible for Reduced Tax Rate.  In general, a dividend received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, the Company would appear to meet the definition of a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code as a result of the U.S. Canada income tax treaty if, however, the Company is not a Passive Foreign Investment Company (“PFIC”).  The Company has not determined whether it meets the definition of a PFIC.  A corporation that is properly described as a PFIC (defined below), along with other foreign corporations given special status under the Code, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividends Paid to Shareholder who Made QEF Election may be Exempt From Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the Company’s shares if a Qualified Electing Fund (“QEF”) election is in effect.  (Please see the “QEF Election” discussion below.)  A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the Company’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the Company to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion.

U.S. Holders of shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by the Company to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued or distributed by the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares.  This gain or loss will be long-term capital gain or loss if the shares are held for more than one year.

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

Definition of PFIC.  In general, Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value, of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  A person is “related” with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules (as described below) or the QEF rules (as described below) during a year in which it holds (or is deemed to have held) shares issued by the Company while it is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by CDG.

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

Mark-to-Market Election.  In general, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s common shares.  A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Company’s common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.

QEF Election.  In general, a U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his shares issued by the Company will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings.  The Company has not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-market election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares issued by the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.

The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by CDG.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by CDG, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder has not furnished its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s shares.

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

Item 11:  QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is not subject to material foreign currency rate risk, as the Company’s only significant asset is cash held in Canadian currency and the Company does not have liabilities, expenses or revenues denominated in foreign currencies.  Interest rate risk does not play a large role either, due to the short-term nature of interest-bearing deposits.

Item 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

Item 13:  DIVIDEND ARREARAGES AND DELINQUENCIES

The Company is in arrears on certain leases payable to the Saskatchewan Government, pertaining to the Komis mine, in the amount of approximately $235,000 including accrued interest.  This amount is reflected in the current liabilities in the Consolidated Financial Statements of the Company. The Company is in the process of negotiating repayment of what they hope to be a lesser amount, however there are no assurances that they will not be required to pay the full amount owing.

Item 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to the constituent instruments defining the rights of the holders of the Common shares.  The rights evidenced by the Common Shares have not been materially modified or qualified by the issuance or modification of any other class of securities or debt.

Item 15:  CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company’s management, including Mr. Ingram, who is the Company’s Chief Executive Officer, and Mr. Smith, the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of September 30, 2006.  Based upon that evaluation, Mr. Ingram and Mr. Smith, concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.

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

Changes in Internal Control Over Financial Reporting.   There were no changes in the Company’s internal control over financial reporting during the fiscal year ended September 30, 2006, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16:  RESERVED

Item 16A:  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Robert Ingram, CA, chairman of the audit committee is the Company’s audit committee financial expert.  This determination is based on his experience and active employment as a Chartered Accountant and his educational background in accountancy.  Mr. Ingram is not considered to be an “independent director” as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.    The other members of the audit committee are Messrs. Fairburn and Brown each of whom is considered to be an “independent director” as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.

Item 16B:

CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors has adopted a “Code of Business Conduct and Ethics” (the “Code”) for the directors, officers and employees of the Corporation. A person or company may obtain a copy of the Code free of charge, by contacting the Corporate Secretary of the Corporation at Suite 500, 926 – 5th Avenue, SW, Calgary, Alberta, T2P 0N7, (403) 233-7898. The Board of Directors has also implemented a whistleblowers policy (the “Whistleblower Policy”) whereby the Corporations legal counsel receives, retains, investigates and acts on complaints and concerns regarding (a) accounting, internal accounting controls and auditing matters, including those regarding the circumvention or attempted circumvention of internal accounting controls or that would otherwise constitute a violation of the Corporation’s accounting policies (an “Accounting Allegation”); (b) compliance with legal and regulatory requirements (a “Legal Allegation”); and (c) retaliation against employees who make Accounting Allegations or Legal Allegations (a “Retaliatory Act”). Any Report that is made directly to management, whether openly, confidentially or anonymously, shall be promptly reported to the Corporations legal counsel, will be reviewed by legal counsel and any Report, whether made to management or will be reviewed by legal counsel, who may, in his discretion, consult with any member of management who is not the subject of the allegation and which may have appropriate expertise to assist legal counsel. The identity of any person or group who makes a Report anonymously will not, unless required by a judicial or other legal process, be revealed by any member of legal counsel and will remain confidential and legal counsel shall not make any effort, or tolerate any effort made by any other person or group, to ascertain the identity of any such person. The Whistleblower Policy forms part of the Corporation’s employee handbook.

Item 16C:

PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

In each of fiscal years 2006 and 2005, for the aggregate professional services rendered by the principal accounting firm for the audit of the Company’s annual financial statements and review of financial statements and other statutory and regulatory filings, the Company paid the sum of $31,000 and $20,500, respectively.

Audit-Related Fees

In each of the fiscal years 2006 and 2005, the Company paid no amounts in respect of assurance and related services by the principal accounting firm that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees” above.

Tax Fees

In each of the fiscal years 2006 and 2005, the Company paid $Nil and $500, respectively, for tax compliance (review of corporate tax returns) rendered by the Company’s principal accounting firm.

All Other Fees

The Company did not pay any amounts in respect of other products or services provided by the Company’s principal accounting firm in the 2006 and 2005 fiscal years other than those set forth above.

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

Principal Accounting Firm Hours

To the best of the Company’s knowledge, the percentage of hours expended on the Company’s principal accounting firm’s engagement to audit the Company’s financial statements for the 2006 fiscal year that were attributed to work performed by persons other than the principal accounting firm’s full-time, permanent employees was less than or equal to 50%.

Item 16D:

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E:

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the fiscal year ended September 30, 2006 and the period from October 1, 2006 through November 23, 2006, there have been no purchasers of the Company’s shares or other units of any class of the Company’s equity securities registered by the Company under Section 12 of the Exchange Act made by or on behalf of the Company or any “affiliated purchaser”.

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

Item 18

:  FINANCIAL STATEMENTS

Not applicable. See “Item 17:  Financial Statements”.

Item 19:  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Balance Sheets of the Company for the years ended September 30, 2006 and 2005, and Statements of Operations, and Cash Flow for each of the years in the three-year period ended September 30, 2006.

(b) Exhibits

1.1

Articles and Memorandum, as amended (1)

2.1

6% Convertible Debentures (1)

4.1

Sale Agreement Saskatchewan Properties (1)

4.2

Sale Agreement Jolu Mill (1)

4.3

Shareholders Agreement JDC Development Corp. (1)

4.4

Settlement Agreement Procon (2)

4.5

2005 Stock Option Plan (3)

4.6

Mr. Devonshire Consulting Agreement (1)

4.7

Royalty Interest Sale Agreement dated April 27, 2006.

12.1

Certification of Robert Ingram pursuant to Rule 13a-14(a).

12.2

Certification of Gregory Smith pursuant to Rule 13a-14(a).

13.1

Certification of Robert Ingram pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Gregory Smith pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1

Management’s Discussion and Analysis for the year ended September 30, 2006

(1)

Previously filed as an exhibit to the Company's Form 20-F annual report for the fiscal year ended September 30, 2003, filed with the Securities and Exchange Commission on April 16, 2004.  File Number 000-23650.

(2)

Previously filed as an exhibit to the Company’s Form 20-F annual report for the fiscal year ended September 30, 2004, filed with the Securities and Exchange Commission on March 24, 2005. File Number 000-23650.

(3)

Previously filed as an exhibit to the Company’s Form 20-F annual report for the fiscal year ended September 30, 2005, filed with the Securities and Exchange Commission on February 21, 2006. File Number 000-23650.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DATED at Calgary, Alberta, this 20th day of December, 2006.

CDG INVESTMENTS INC.

“Robert Ingram”

_________________________

By:

Robert Ingram

Chief Executive Officer