Form 20-F
period 2007-09-30
CDG INVESTMENTS INC
filed 2008-01-07
CIK 920543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2007

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

40,959,855 common shares as at September 30, 2007.

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

Item 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3:

 KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The selected financial data set forth in the following table is expressed in Canadian dollars.  A history of the exchange rates for Canadian dollars in terms of U.S. Dollars follows. This financial information was prepared in accordance with accounting principles generally accepted in Canada, the application of which conforms in all material respects for the periods presented with accounting principles generally accepted in the United States, except to the extent noted in Note 14 to the Financial Statements appearing elsewhere in this annual report. The selected financial data should be read in conjunction with and is qualified by such Financial Statements and the Notes thereto.

YEAR ENDED SEPTEMBER 30

(In $000’S Cdn except for “per/share” and “number of shares” information)

	2007	2006	2005	2004	2003
Operating Summary
Revenue
Gain on disposal of investments	$ -	$ 438	$2,583	$ 371	$ -
Interest	86	104	31	8	8
Income (loss) continuing operations
Canadian GAAP	(5)	9,230	3,693	870	(805)
US GAAP	(5)	12,236	(195)	1,599	2,674
Net income (loss)
Canadian GAAP	(5)	9,230	3,693	870	(805)
United States GAAP	(5)	12,236	(195)	1,599	2,674
Financial Status
Total assets
Canadian GAAP	2,015	2,038	7,220	3,219	3,587
United States GAAP	2,015	2,038	3,959	3,544	3,189
Working capital (deficiency)
Canadian GAAP	1,707	1,712	3,498	159	78
United States GAAP	1,707	1,712	3,498	190	78
Long term liabilities
Canadian GAAP	-	-	-	517	1,691
United States GAAP	-	-	-	550	1,750
Shareholder’s equity (net assets)
Canadian GAAP	1,707	1,712	6,908	2,506	1,636
United States GAAP	1,707	1,712	3,646	2,799	1,179
Capital Stock
- amount Canadian GAAP	29,544	29,544	43,120	42,644	42,644
- amount US GAAP	29,499	29,499	43,095	42,644	42,644
- number	40,959,855	40,959,855	34,753,172	28,154,081	28,154,081
Dividends per share – CDN GAAP	-	0.02	-	-	-
Dividends per share – US GAAP	-	0.02	-	-	-
Net earnings (loss) per common share:
Canadian GAAP
Basic Diluted	0.00 0.00	0.23 0.23	0.11 0.10	0.03 0.03	(0.03) (0.03)
United States GAAP
Basic Diluted	0.00 0.00	0.31 0.30	0.00 0.00	0.06 0.05	0.09 0.08
Net earnings (loss) per Common share – continuing operations
Canadian GAAP Basic Diluted	0.00 0.00	0.23 0.23	0.11 0.10	0.03 0.03	(0.03) (0.03)
United States GAAP Basic Diluted	0.00 0.00	0.31 0.30	0.00 0.00	0.06 0.05	0.09 0.08

Exchange Rates

In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

The exchange rates for Canadian dollars expressed in US dollars as obtained from the Bank of Canada are as follows:

i)

December 19, 2007 - $0.9944

ii)

High and low exchange rates for each month during the previous six months:

Month	Low	High
November, 2007	$0.9992	$1.0905
October, 2007	$0.9996	$1.0527
September, 2007	$0.9466	$1.0069
August, 2007	$0.9298	$0.9525
July, 2007	$0.9358	$0.9641
June, 2007	$0.9320	$0.9452

iii)

Average rates for the five most recent financial years:

Years Ended September 30:	2007	2006	2005	2004	2003
Average rate	.90	.88	.82	.75	.69

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

Risk of Non-Compliance with the US Investment Company Act and Risk of Sanctions

The Company has divested itself of all of its investments by September 30, 2006.  Prior thereto, the Company may have been considered an “investment company” as that term is defined in the United States’ Investment Company Act of 1940 (the “1940 Act”).  An investment company is generally a company that is engaged in the business of investing, holding, reinvesting, or trading of investment securities.  The 1940 Act requires that investment companies formed under the laws of the United States, or its states, register as such with the United States Securities and Exchange Commission (the “SEC”) and become subject to complex governance rules.  The registration requirements do not appear to apply to non-U.S. companies except in the limited case when the non-U.S. company intends to raise capital within the United States – an action that the Company does not intend to take.  Furthermore, as an investment company in Canada, the Company was subject to regulation under Canadian law and the Company believes that U.S. regulation would be redundant and potentially incompatible with its obligations under Canadian law.  Conversations with the staff of the SEC indicate that they can offer no clear guidance.

Should the SEC attempt to impose the provisions of the 1940 Act on the Company, the Company’s shareholders may lose their ability to trade its stock in the over-the-counter market in the United States.  In addition, the SEC may attempt to appoint a receiver for the Company’s affairs or impose other sanctions.  The Company intends to vigorously resist classification as an investment company in the United States, and to take advantage of any exemptions or exceptions from application of the 1940 Act.  The necessity of asserting any such resistance, or making any claim of exemption, could be time consuming and costly, or even prohibitive, given the Company’s limited resources.  In addition, there is no assurance that the Company would prevail in its efforts to contest such investment company classification.

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

Thinly Traded Public Market

The Company’s shares trade on the Over-the-Counter Bulletin Board system (the “OTCBB”). The Company has only 1,090 registered holders of its common shares, 267 of whom were residents of the United States, as at December 19, 2007, and its shares are thinly traded. There can be no assurance that a stable market for the Company’s common shares will ever develop or, if it should develop, be sustained. It should be assumed that the market for the Company’s common shares will continue to be highly illiquid, sporadic and volatile. The Company is required to maintain its status as a "reporting issuer" under the Exchange Act, in order to be quoted on the OTCBB. The Company is also listed on the CNQ-Canadian Trading and Quotation System Inc. (“CNQ”) exchange in Canada, and its shares are thinly traded.  There can be no assurance that a stable market for the Company’s common shares will ever develop or, if it should develop, be sustained.  It should be assumed that the market for the Company’s common shares will continue to be highly illiquid, sporadic and volatile.

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

The Company has not adopted a written policy governing conflicts of interest.  See “Item 7:  Major Shareholders and Related Party Transactions”.

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

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT

1.   Legal and commercial name – CDG Investments Inc.

2.

Incorporation date – October 12, 1979

3.

Incorporated under the Business Corporations Act of Alberta, Canada (the “ABCA”)

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

4.

Significant changes or events

THE FOLLOWING SIGNIFICANT CHANGES OR IMPORTANT EVENTS OCCURRED IN THE LAST THREE YEARS:

a)

Year ended September 30, 2007

There were no significant changes or important events during the 2007 fiscal year.  The Company’s operations consisted of investing surplus cash in interest-earning short-term bank instruments.

b)

Year ended September 30, 2006 – Corporate Restructuring

At the Annual and Special Meeting of Shareholders held during the year ended September 30, 2006, the Company received shareholder approval for the restructuring of its business. In anticipation of, and pursuant to the restructuring, the Company distributed cash and a significant portion of its investments to the Company’s shareholders both by way of dividends and returns of capital as described in (c) and (d) below.  By September 30, 2006, the Company had disposed of all of its investments, both through distributions and sales in the open market, and had ceased to be an Investment Company.

c)

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

d)

Year ended September 30, 2006 – Return of Capital Distribution

During the year ended September 30, 2006, the Company distributed 13,652,898 of its shares in Tyler Resources Inc. (“Tyler”) and $2,867,190 in cash as a return of capital. The total value of the distribution, consisting of one share of Tyler for each three CDG common shares and $0.07 Cdn. per CDG common Share was $0.3533 Cdn.  The value ascribed to each share of Tyler was $0.85 per share Cdn.  The shares and cash were distributed to shareholders of record on April 28, 2006. Since the distribution of Tyler shares represented a spin-off or restructuring, it was valued at the carrying value of the Tyler investment on the distribution date, which was the fair value of the investment at the time.

e)

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

f)

Year ended September 30, 2006 – Sale of Remaining interest in Waddy Lake Resources Inc.

Pursuant to an agreement entered into in fiscal 2004 the Company sold 49% of its 100% share position in Waddy Lake Resources Inc., (Waddy Lake), for nominal consideration, and granted an option to acquire an additional 1% of the issued and outstanding Waddy Lake shares for nominal consideration.

Pursuant to the agreement the Company was to receive $800,000 over four years: $200,000 upon execution of the agreement, (received), and $200,000 in each of June 2005, (received), 2006 and 2007. This represented the Company’s only claim to the assets of Waddy Lake.  During the year ended September 30, 2006, the Company received both the June 30, 2006 payment and the discounted value of the June 30, 2007 payment, ($395,000 in total for both years). Further the Company sold its remaining 51% position in Waddy Lake for proceeds of $5,800. The combined receipt of $400,800 was recorded as “Gain on Sale of Interest in Waddy Lake Resources Inc.” during the year ended September 30, 2006.

g)

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

h)

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

i)

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

Year ended September 30, 2007

There were no significant capital expenditures and divestitures.

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

After investment distributions to shareholders and sales in the open market, the Company had disposed of all of its investments by September 30, 2006.  Throughout the year ended September 30, 2007, Management evaluated numerous possible business acquisitions with which the Company can move forward.

Investment Sales

The following tables summarize the investment sale proceeds and purchase costs for the years ended September 30, 2006 and September 30, 2005, as well as the gain (loss) on disposition of these investments for financial statement purposes:

2006 Investment	Number of Shares Or Units	Proceeds on Disposal	Gain (loss) on Disposal
Golden Band
Disposals	393,397	$ 115,370	$ 46,342
Manson Creek
Disposals	694,719	90,328	67,078
Northern Abitibi
Disposals	709,126	37,644	26,222
Tyler Resources
Disposals	494,054	403,768	298,668
Total 2006		$ 647,110	$ 438,310

The above summary does not include the shares in Manson Creek and Northern Abitibi that were distributed to shareholders as a dividend, nor does it include the shares in Tyler distributed to shareholders as a return of capital.

2005 Investment	Number of Shares Or Units	Investment purchases	Proceeds on Disposal	Gain (loss) on Disposal
Golden Band
Exercise Warrants	834,599	$179,041
Disposals	(12,802,468)		$3,212,146	$1,701,216
Manson Creek
Exercise Warrants	500,000	75,000
Disposals	(500,000)		100,243	92,385
Tyler Resources
Private placement	400,000	500,000
Purchase in market	5,000	4,800
Disposals	(475,000)		748,099	699,173
Aloak Corp.
Disposals	(4,200,000)		64,645	43,643
RSX Energy Inc.
Disposals	(90,000)		121,717	47,017
Total 2005		$758,841	$4,246,850	$2,583,434

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

The following discussion of the results of operations of the Company for the fiscal years ended September 30, 2007, 2006 and 2005 should be read in conjunction with the financial statements of the Company and related notes included therein.

The Company's financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects with US GAAP for the periods presented except for the differences referred to in Note 14 of the financial statements of the Company included herein. The noon rate of exchange on December 19, 2007, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1=US$0.9944, (US$1 = CDN $1.0056).

A.

OPERATING RESULTS

Years ended September 30, 2007, September 30, 2006, September 30, 2005

The Company had a net loss of $5,000 in the year ended September 30, 2007 and earnings in the comparative years; (2006 - $9,230,000, 2005 - $3,693,000).  The more significant categories are summarized below:

	Year Ended September 30, 2007	Year Ended September 30, 2006	Year Ended September 30, 2005	Footnote
Gain on disposal of investments	$ -	$ 438,310	$ 2,583,434	a
General and administrative expenses	(91,049)	(536,286)	(482,916)	b
Debenture interest	-	-	(12,308)	c
Equity in loss of investees	-	(26,800)	(629,321)	d
Realized change in fair value of investment	-	8,720,106	-	e
Gain on dilution of equity investments	-	-	2,003,811	f
Gain on sale of interest in Waddy Lake Resources Inc.	-	400,800	200,000	g
Gain on sale of royalty interest	-	130,000	-	h
Interest income	86,118	103,848	30,690	i
Net earnings (loss)	$ (4,931)	$ 9,229,978	$ 3,693,390

a.

Gain on Disposal of Investments

The gain on disposal of investments for the comparative years is comprised of the following:

Year ended	September 30, 2006		September 30, 2005
Investment	Number of Shares	Gain	Number of Shares	Gain
Golden Band Resources Inc.	393,397	$ 46,342	12,802,468	$ 1,701,216
Manson Creek Resources Ltd.	694,719	67,078	500,000	92,385
Northern Abitibi Mining Corp.	709,126	26,222	-	-
Tyler Resources Inc.	494,054	298,668	475,000	699,173
Aloak Corp.	-	-	4,200,000	43,643
RSX Energy Inc.	-	-	90,000	47,017
Total		$ 438,310		$2,583,434

Note that the number of shares shown disposed of for Manson Creek, Northern Abitibi and Tyler Resources exclude those distributed as dividends and returns of capital.

b.   General and Administrative expenses

2007 compared to 2006

The Company experienced a significant decrease in General and Administrative Expenses of $445,000 from 2006 to 2007.  The more material variances are discussed below.

During fiscal 2006, costs associated with the dividend distribution and return of capital distribution, including legal costs, transfer agent costs and distribution costs, aggregated $173,000 with no counterpart in fiscal 2007.  Severance payments in fiscal 2006 aggregated $78,000, (2007 – Nil).  Reporting to Shareholder costs decreased $25,000 as a result of the annual general meeting that would normally be held in the spring of 2007 being postponed to fiscal 2008.  Salaries and benefits after recoveries during fiscal 2006 aggregated $32,000.  There were no salaries paid during fiscal 2007 as the Company ceased to have employees in December, 2005.  Instead, during the current year, the Company paid a related company for the use of employee’s services in the amount of $10,000.  This resulted in a net decrease of $22,000.  Lease costs were NIL in fiscal 2007 as the Company terminated its office lease in fiscal 2006.  This resulted in a decrease in expenses of $20,000.

Audit fees, administrative consulting fees, legal and directors fees decreased $93,000 in aggregate as a reflection of the limited activities undertaken by the Company in the current year.

2006 compared to 2005

Overall General and Administrative Expenses increased by $53,000 from 2005 to 2006.  The more material variances are discussed below.

Costs associated with the dividend distribution and return of capital distribution, including legal costs, transfer agent costs and distribution costs, aggregated $173,000 in fiscal 2006 with no counterpart in fiscal 2005.  Severance payments in fiscal 2006 aggregated $78,000, (2005 – Nil).

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

c.  Debenture Interest

Debentures were converted into common shares near the end of the first quarter of fiscal 2005 hence there was limited interest expense during the year ended September 30, 2005, and none in either fiscal 2006 or fiscal 2007.

d.  Equity in Loss of Investees

In fiscal 2006 and 2005, the Company recorded its share of earnings (loss) of equity investees and increased or reduced the carrying value of the investment in an equal amount.  The equity in loss of investees was comprised of the Company’s share of the losses of Manson Creek, Northern Abitibi and Tyler Resources as follows:

Year Ended:	September 30, 2007	September 30, 2006	September 30, 2005	Footnote
Manson Creek Resources Ltd.	$ -	$ (5,300)	$(316,382)	i
Northern Abitibi Mining Corp.	-	(1,700)	(20,108)	ii
Tyler Resources Inc.	-	(19,800)	(292,831)	iii
Total	$ -	$ (26,800)	$(629,321)

i.

Manson Creek wrote-off properties in fiscal 2005, (the Company’s share - $240,000), while there were no such write-offs during 2006.  Further, Manson Creek recorded stock option compensation expense of $130,000 during 2005, (the Company’s share - $32,500). Effective November 30, 2005, after disposing of significantly all of its investment, the Company ceased to account for Manson Creek on the equity basis, hence the limited share of loss in fiscal 2006.  By September 30, 2006, the Company had no investment in Manson Creek, hence no equity in earnings/loss for the year ended September 30, 2007.

ii.

Effective November 30, 2005, after disposing of significantly all of its investment, the Company ceased to account for Northern Abitibi on the equity basis, hence the limited share of loss in fiscal 2006.  By September 30, 2006, the Company had no investment in Northern Abitibi, hence no equity in earnings/loss for the year ended September 30, 2007.

iii.

 Effective November 18, 2005, the Company ceased to equity-account for its investment in Tyler, coincident with its relinquishment of operational control over Tyler at the same time as having less that a 20% interest in Tyler.  As a result, the Company’s share of loss in Tyler during fiscal 2006 covered a period of less than two months.  The Company had no investment in Tyler during fiscal 2007, hence no equity in earnings/loss of the company for the current year.

e.

Realized Change in Fair Value of Investment

Tyler Resources Inc. shares were being carried in the Company’s books at their fair value immediately prior to their distribution as a return of capital during fiscal 2006.  The transaction was recorded at the carrying value of the investment on the distribution date at which time the previously booked unrealized gains were reversed and the realized change in fair value was recorded.

f.

Gain on Dilution of Equity Investments

The gain on dilution of equity investments in the 2005 fiscal year pertained to the Company’s investments in Tyler Resources Inc., Manson Creek Resources Ltd., and Northern Abitibi Mining Corp. The Company’s interests in these corporations were diluted when the investees issued capital stock to outsiders during the year. The Company’s share of the additional assets introduced to the investee companies exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.

g.

Gain on Sale of Interest in Waddy Lake Resources Inc.

Refer to note 6 to the financial statements.  A portion of the Company’s investment in Waddy Lake Resources Inc. was sold during fiscal 2004 for nominal consideration plus $200,000 per year over four years.  At the time of the transaction the Company determined that it would not record a receivable for the three $200,000 payments not yet received on the transaction date, since collection was considered uncertain, and determined that these payments would be recorded on an “as received” basis.  The fiscal 2005 gain represented the receipt of one such $200,000 payment. The fiscal 2006 gain represented the 2006 installment payment in addition to the discounted value of the final payment that was to have been received in June, 2007, as well as a nominal amount for the sale of the remaining interest in Waddy Lake Resources Inc.  As all investments and loans receivable from Waddy Lake had been written-off in a prior year, the full amount of each year’s receipts was reflected as a gain.

h.

Gain on Sale of Royalty Interest

See note 7 to the financial statements.  The Company sold a royalty interest that was carried at a nominal value, for proceeds of $130,000, resulting in a gain equal to the proceeds.

i.

Interest Income

Interest income increased from fiscal 2005 to 2006 due to the progressively higher average cash balances that resulted from the numerous investment sales during fiscal 2005 and 2006.  As significant cash was paid out to shareholders through dividends and returns of capital in fiscal 2006, the Company experienced reduced average cash balances during fiscal 2007 and hence reduced interest income.

B.

LIQUIDITY AND CAPITAL RESOURCES

	September 30,
	2007	2006	2005
Cash and cash equivalents	$1,970,250	$1,993,452	$3,704,632
Working capital	$1,707,052	$1,711,983	$3,497,909

The Company’s working capital position at September 30, 2007 was $1,707,000, (2006 - $1,712,000, 2005 - $3,498,000).

The sale of investments contributed $Nil, (2006 - $647,000, 2005 - $4,247,000), cash to the Company and the acquisition of investments utilized $Nil, (2006 - $Nil, 2005 - $759,000) cash.  The investments sold during the years ended September 30, 2006 and 2005 are summarized under Operating Results above.    Golden Band Resources Inc. shares were acquired in 2005 pursuant to the exercise of warrants.  The fiscal 2005 Golden Band purchases aggregated $179,000.  In addition the Company acquired 500,000 common shares of Manson Creek Resources Ltd. during fiscal 2005 for $75,000 pursuant to the exercise of warrants and acquired 400,000 common shares and 400,000 warrants of Tyler Resources Inc. for $500,000 as well as 5,000 shares for $5,000.

Cash operating expenses, including debenture interest, exceeded interest income by $23,000 in fiscal 2007, (2006 - $358,000, 2005 - $286,000).

In fiscal 2007 $Nil was received for the sale of the Company’s investment in Waddy Lake Resources Inc., (2006 - $401,000, 2005 - $200,000).  During fiscal 2007, the Company received $Nil for the sale of a royalty interest, (2006 - $130,000, 2005 - $Nil).

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

During fiscal 2006, the Company distributed cash to shareholders by way of a dividend, ($404,000) and a return of capital, ($2,867,000).  There were no such transactions during fiscal 2007 and 2005.

Management feels that the Company has sufficient liquid resources to fund its current limited operating expenses.  However, future profitable operations are dependent upon management finding a viable business for the Company.

Borrowings

There were no borrowings at the end of fiscal 2007.  At September 30, 2004 the Company owed $550,000 to convertible debenture holders.  The due date of the convertible debentures was December 17, 2005.  The convertible debentures bore interest at 6% per annum, payable semi-annually on March 31 and September 30 and were secured by a floating charge over substantially all of the assets of the Company.  In addition, the debentures were convertible into units comprised of one common share and one share purchase warrant at $0.10 per unit until December 17, 2004 and $0.11 per unit from December 18, 2004 to December 17, 2005.  See “Item 4.  Information on the Company – A. History and Development – Significant Changes or Events – Year ended September 30, 2005 – Conversion of Debentures”.

During fiscal 2005, the full $550,000 of debentures was converted into 5,499,091 common shares and 5,499,091 warrants.   During fiscal 2005, 500,000 warrants were exercised at $0.11 per share for $55,000.  The remaining 4,999,091 warrants were exercised during the year ended September 30, 2006 at $0.12 per share for total consideration of $599,891.

The Company maintains its cash in Canadian currency and invests excess cash in Bankers’ Acceptances of a duration less than ninety days, as required.

The Company does not utilize any financial instruments for hedging purposes.

There are no material commitments for capital expenditures as of September 30, 2007.

C.

 RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable

D.

TREND INFORMATION

During the year-ended September 30, 2004 the Company sold its remaining exploration property. Thereafter the Company became exclusively an Investment Company. Further the Company ceased to consolidate Waddy Lake Resources Inc. pursuant to the investment sale described in item 4(A)(4)(f). Certain amounts in the statement of operations that were associated with these two transactions are considered non-recurring. With the disposition of all remaining investments during the year ended September 30, 2006, the Company is no longer an Investment Company.  It is therefore expected that any future business to be transacted in the Company will be something other than the purchase and sale of investments.  As a result, the future competitive environment and any related trend information is indeterminate as of the date of filing of this annual report.

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

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The Company has no contractual obligations as of September 30, 2007.

G.  SAFE HARBOR

Except for historical facts, all information required by Item 5 E and 5 F of this Item 5 is deemed to be a “forward-looking statement” as that term is defined in Section 27A of the United State Securities Act of 1933 and Section 21E of the Exchange Act and the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks.

Item 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT (see table below)

B.

COMPENSATION (see table below)

Name, Age and Present Position with the Corporation	Professional Degrees and Present Principal Occupation and Previous Business Experience	Period as Senior Management or Director	Shares Owned (2)(3)(4)	Annual Compensation
Gregory H. Smith Director and Chief Financial Officer Age 60	C.A. – Institute of Chartered Accountants (Alberta) – 1975 and B.Com. – University of Calgary – 1970. Self-employed Chartered Accountant. President of Oakridge Financial Management Inc., Chief Financial Officer and Director of CDG Investments Inc., Maglin Furniture Systems Ltd. and Okalla Corp. Director of Armistice Resources Ltd. and Tyler Resources Inc.	Since March 27, 1997	2,546,216 or 6.22% of total issued and outstanding	$800
Robert G. Ingram (1) Director and Chief Executive Officer Age 64	C.A. – Institute of Chartered Accountants (Alberta) – 1967 And B.Com. – University of Alberta – 1965. Self-employed Chartered Accountant. Director and President of Southesk Energy Ltd., Director and President of Uncas Production Corporation and Director and President of First Yellowhead Equities Inc., all private companies. Director of Golden Band Resources Inc., Santoy Resources Ltd. and Equitech Corporation all public companies.	Director since September 24, 1981, Chief Executive Officer since May 19, 2006	1,496,000 or 3.65% of the total issued and outstanding held directly. Mr. Ingram is also the President and Director of Uncas Production which holds 1,780,000 or 4.35% and First Yellowhead Equities Inc. which holds 4,259,582 or 10.4%	$600
Calvin Fairburn (1) Director Age 74	BSAM-Advanced Management 1972; P.Eng.-APPEGA 1960 and B.Sc. Eng. University of Saskatchewan – 1957. Self-employed Professional Engineer. Over 45 years experience in the Petroleum and Natural Gas and Agriculture/ Farming Industries. Director of Buffalo Oil Company Limited from 1993-1998.	Since March 6, 2003	430,200 or 1.05% of the total issued and outstanding	$800

Name, Age and Present Position with the Corporation	Professional Degrees and Present Principal Occupation and Previous Business Experience	Period as Senior Management or Director	Shares Owned (2) (3)(4)	Annual Compensation
Kerry Brown(1) Director Age 51

C.A. – Institute of Chartered Accountants (Alberta) – 1982 and B.Com. – University of Alberta – 1979.

Chairman and Chief Executive Officer of Foundation Equity Corporation, an angel capital company, since it's inception in 1992. Chairman of McCoy Corporation, a TSE listed company since 1995. Chairman of Equitech Corporation and Selient Inc., both listed on the TSX. Director of Innovotech Inc. listed on the TSX and First Yellowhead Equities Inc. a private Company.

		Since February 28, 2005	1,220,575 or 2.97% of the total issued and outstanding	$ 300
Barbara O’Neill Secretary Age 41	Secretary of the Company, and Tyler Resources Inc., Manson Creek Resources Ltd., Okalla Corp. and Northern Abitibi Mining Corp.	Since June 28, 1993	75,000 or 0.18%	$Nil(5)

Notes:

(1)

Messrs. Fairburn, Ingram and Brown constitute the Audit Committee of the Company.  The Company does not have an Executive Committee.

(2)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of December 19, 2007.

(3)

Options held by Directors and Officers outstanding as at December 19, 2007:

Option Holder	Number of Common Shares	Exercise Price	Expiry Date

Kerry Brown	100,000	$0.33	February 27, 2008

(4)

Where persons listed on this table have the right to obtain additional shares of common stock within 60 days from December 19, 2007, through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 40,959,855 shares of common stock outstanding as of December 19, 2007.

(5)

Ms. O’Neill is no longer employed by the Company, however a corporation related by virtue of a common director employs her and bills the Company for services provided by Ms. O’Neill to the Company.  This related corporation charged the Company $8,000 for the time that Ms. O’Neill devoted to Company business during the fiscal year ended September 30, 2007.

As of December 19, 2007, the Company does not have any plans that require the Company to contribute to, or to provide pension, retirement or similar benefits to directors and officers.

All of the Company’s shareholders, including officers and directors if they own shares, have the same voting rights.

See “Item 7.  Major Shareholders and Related Party Transaction – Related Party Transactions”.

C.

BOARD PRACTICES

Board of Directors

The Board of Directors functions independently of management because half of the members are non-management.  The Board has determined that two of its four Directors are “independent” as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.  These directors are Kerry Brown and Calvin Fairburn.  Messrs. Ingram and Smith are not considered to be “independent” directors because they are officers of the Corporation.

All directors hold office until the next annual meeting of the shareholders of the Company and until their successors have been elected and qualified. Officers of the Company serve at the discretion of the Board of Directors.  See the table under “Item 6. Directors, Senior Management and Employees - Compensation”.

Audit Committee

The Company’s Audit Committee is comprised of three directors, Kerry Brown, Calvin Fairburn and Robert Ingram.  Kerry Brown and Calvin Fairburn are considered to be “independent” as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.   The Board of Directors, after each annual shareholders meeting must appoint or re-appoint an audit committee.

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

In addition, the Board of Directors monitors the ethical conduct of the Corporation to ensure that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions, stock exchanges and the ABCA.  The Board of Directors believes that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and common law, as well as the restrictions placed by applicable corporate legislation on the individual directors’ participation in decisions of the Board of Directors in which the director has an interest, have been sufficient to ensure that the Board of Directors operated independently of management and in the best interest of the Corporation.

The Board of Directors has also adopted a “Whistleblower Policy” wherein employees, directors, officers or consultants of the Corporation are provided with a mechanism by which they can raise concerns in a confidential, anonymous process.  See “Item 16B. Code of Business Conduct and Ethics”.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of three directors, Kerry Brown, Calvin Fairburn and Robert Ingram.  Kerry Brown and Calvin Fairburn are considered to be “independent” directors as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.

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

Compensation

The Board has a Compensation Committee comprised of three directors Kerry Brown, Calvin Fairburn and Robert Ingram. Kerry Brown and Calvin Fairburn are considered to be “independent” directors as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.  The Board is responsible for reviewing and approving the position description for the President, which shall include his authorities and accountabilities; the corporate goals and objectives for which the President shall be responsible; to monitor the President’s performance relative to these goals and objectives and to formally evaluate his performance at least annually.

The Compensation Committee is also responsible for reviewing the President’s recommendations respecting compensation of other senior executives of the Corporation, to ensure such arrangements reflect the responsibilities and risk associated with each position.  When evaluating compensation, the Compensation Committee considers: (i) recruiting and retaining executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation compared to the remuneration paid by other reporting issuers similarly placed within the same business as the Corporation; (iii) balancing the interest of management and the Corporation’s shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations in general.  In order to achieve these objectives, the compensation paid to the Corporation’s executive officers consists of a base salary or billing rate and from time to time may consist of an incentive in the form of stock options.

The Compensation Committee conducts a review with regards to directors’ compensation once a year.  To make its recommendation on directors’ compensation, the Board of Directors takes into account the types of compensation, the amounts paid to directors of comparable publicly traded companies and risk of personal liability.  At September 30, 2007, the Corporation did not have a standard arrangement pursuant to which directors of the Corporation are compensated by the Corporation for their services in their capacity as directors except for receiving $500 for a directors meeting in person and $300 for a directors meeting by phone.  In addition, from time to time directors receive grants of stock options, under the Corporation’s stock option plan.

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

The Company utilized the services of one contractor during fiscal 2007.

E.         SHARE OWNERSHIP

1.

Directors’ and Officers’ Options.  See the table under “Item 6B:Compensation”.

2.

Employee/Officers Stock Options.  The Company has adopted a 2005 Stock Option plan, pursuant to which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of the shares around the grant date or greater amount determined by the directors.

Pursuant to the Stock Option plan of the Company, employees/consultants, and officers had been granted options. None are outstanding as at December 19, 2007, (exclusive of directors’ and officers’ options summarized above).

Item 7:

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

1.

To the knowledge of the directors and senior officers of the Company, as of December 19, 2007, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over 5% or more of the votes attached to all outstanding shares of the Corporation which have the right to vote in all circumstances, except as follows:

As at December 19, 2007
Shareholder	Number of Common Shares (i)	% interest (ii)
Gregory H. Smith	2,546,216	6.22
First Yellowhead Equities (iii)	4,259,582	10.40
Uncas Production (iii)	1,780,000	4.35
Robert Ingram (iii)	1,496,000	3.65

(i)

Includes all options and warrants held by each individual.

(ii)

Where persons listed on this table have the right to obtain additional shares of common stock within 60 days from December 19, 2007, through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 40,959,855 shares of common stock outstanding as of December 19, 2007.

(iii)

Mr. Ingram is the President and a director of the Company of First Yellowhead Equities and Uncas Production.

All of the Company’s major shareholders have equal voting rights.

2.

As of December 19, 2007, the Company had 1,090 registered holders of its common shares, 267 of whom were residents of the United States. The total shareholdings of such United States resident shareholders as at December 19, 2007 were 6,598,718 common shares, representing 16.3% of the total issued and outstanding capital of the Company. These do not include an indeterminable number of persons who hold their shares in 'street name’ through broker-dealers or other beneficial holders. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are approximately  730 such shareholders.

3.

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly. The Company believes that the day-to-day business operations and affairs of the Company are controlled by its Board of Directors.

4.

The Company has no knowledge of any arrangements, the operation of which may, at a date subsequent to the date of this annual report, result in a change of control of the Company.

5.

The following significant changes occurred in the percentage share ownership of the major shareholders during the past three years:

Robert Ingram:  In 2005, Robert Ingram owned 3.69% of the Company’s common stock directly. An additional 10.5% was held by First Yellowhead Equities Inc. and 4.15% was held by Uncas Production Corp.; Mr. Ingram is the President and Director of each companies.  These interests increased during November 2005 due to Mr. Ingram exercising 350,000 options for 350,000 common shares and exercised 500,000 warrants for 500,000 common shares.   First Yellowhead exercised 1,999,091 warrants for 1,999,091 common shares and Uncas Production Corp. exercised 1,000,000 warrants for 1,000,000 common shares. In prior years, the shares owned by Uncas and First Yellowhead were included in Mr. Ingram’s totals.

6.

None of the Company’s shareholders have different voting rights.

B.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the year ended September 30, 2007 and the period from October 1, 2007 to the date of this filing, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

For purposes of this section, an “associate” is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company.  “Significant influence” over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies.  Shareholders (including the Company) beneficially owning a 10% interest in the voting power of a company are presumed to have a significant influence on the company.  This section also includes transactions between the Company and any enterprise that has a member of key management in common with the Company.

All related party transactions and loans, in accordance with the preceding discussion, during the last fiscal year and the period from October 1, 2007 to December 19, 2007 are as follows:

1.

During the year ended September 30, 2007, Manson Creek, a company related by virtue of a common officer, charged the Company for its share of certain administrative expenses incurred during the year that aggregated $1,000.

2.          During the year ended September 30, 2007 a company related by virtue of a director and an officer billed the Company for its share of the administrative salaries of individuals whose services were also used by the Company as well as for miscellaneous office expenses.  During the year ended September 30, 2007, these expenses aggregated $12,000.

There were no loans made by the Company or any of its subsidiaries to, or for the benefit of, any of the persons noted above during the year ended September 30, 2007, nor during the period from October 1, 2007 to December 19, 2007.

Conflicts of Interest

See “Item 3:  Key Information - Risk Factors - Conflict of Interest”.

The following table identifies, as of the date of this filing, the name of each director of the Company and any public reporting company, for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service
Gregory H. Smith	CDG Investments Inc. Armistice Resources Ltd. Okalla Corp. Tyler Resources Inc.	Director CFO Director Director CFO Director	March 1997 – Present February 2001 – Present November 1987 – Present March 2003 – Present February 2001 – Present December 2000 – Present
Robert G. Ingram	CDG Investments Inc. Santoy Resources Ltd. Golden Band Resources Equitech Corporation	Director CEO/President Director Director Director	Sept. 1981 – Present May 19, 2006 - Present March 1990 – Present Jan. 26 2004 – Present July 2004 -Present
Calvin Fairburn	CDG Investments Inc.	Director	March 2003- Present
Kerry Brown	CDG Investments Inc. McCoy Bros Inc. Equitech Corporation Selient Inc. Innovotech Inc.	Director Chairman/Director Chairman/Director Chairman Director	February 2005 -Present Oct 1997-Present March 2001-Present February 2001-Present January 2001-Present
Barbara O’Neill	CDG Investments Inc. Manson Creek Resources Ltd. Tyler Resources Inc. Northern Abitibi Mining Corp.	Secretary Secretary Secretary Secretary	June 1993 to present May 1993 to present August 1998 to present May 1993 to present

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8:

FINANCIAL INFORMATION

The financial statements are attached to and form part of this annual report. See Part III, Item 17.  No significant change has occurred since the date of the annual financial statements included herein.

Legal Proceedings

There are no legal proceedings in progress, nor were there any during the year ended September 30, 2007.

Dividend Policy

The Company did not pay or declare a dividend during the year ended September 30, 2007.

During the year ended September 30, 2006 the Company distributed 5,204,329 of its shares in Manson Creek, and 7,286,300 of its shares in Northern Abitibi to shareholders of the Company by way of a dividend. In addition to this dividend in kind the Company paid a cash dividend of $0.01 per share for a total cash dividend of $404,000. The cash and share dividends were payable to shareholders of record on November 16, 2005.  The Company had not paid any dividends on its common shares from inception to September 30, 2005.

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

OTC Bulletin Board Year ended September 30,	2007 US$	2006 US$	2005 US$	2004 US $	2003 US$
High	$0.061	$0.39	$0.35	$0.170	$0.120
Low	$0.015	$0.04	$0.05	$0.035	$0.009

CNQ Year ended September 30,	2007 Cdn$	2006 Cdn$	2005 Cdn$	2004(1) Cdn$
High	$0.065	$0.450	$0.50	$0.14
Low	$0.010	$0.035	$0.03	$0.04

(1) The Company began trading on the CNQ in May 2004.

b)

for the two most recent full fiscal years, the high and low market prices for each full financial quarter.

OTC Bulletin Board	Sale Price
	CDGEF (formerly GLDUF)
Quarter Ended
Fiscal 2007	Low US$	High US$
September 30, 2007	$0.023	$0.045
June 30, 2007	$0.019	$0.061
March 31, 2007	$0.015	$0.045
December 31, 2006	$0.020	$0.040
Fiscal 2006	Low US$	High US$
September 30, 2006	$0.04	$0.055
June 30, 2006	$0.04	$0.390
March 31, 2006	$0.18	$0.310
December 31, 2005	$0.21	$0.330

CNQ	Sale Price
	CDGI
Quarter Ended
Fiscal 2007	Low Cdn$	High Cdn$
September 30, 2007	$0.02	$0.035
June 30, 2007	$0.02	$0.065
March 31, 2007	$0.01	$0.040
December 31, 2006	$0.01	$0.050
Fiscal 2006	Low Cdn$	High Cdn$
September 30, 2006	$0.035	$0.05
June 30, 2006	$0.035	$0.45
March 31, 2006	$0.200	$0.34
December 31, 2005	$0.210	$0.36

c)

for the most recent six months the high and low market prices for each month during the previous six months:

OTC Bulletin Board
Month Ended	Low US$	High US$
November, 2007	$0.027	$0.045
October, 2007	$0.030	$0.045
September, 2007	$0.028	$0.034
August, 2007	$0.023	$0.041
July, 2007	$0.030	$0.045
June, 2007	$0.019	$0.061

CNQ
Month Ended	Low Cdn$	High Cdn$
November, 2007	$0.015	$0.015
October, 2007	$0.025	$0.025
September, 2007	$0.025	$0.035
August, 2007	$0.020	$0.030
July, 2007	$0.020	$0.020
June, 2007	$0.020	$0.065

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

MARKETS

The Company commenced listing on the CNQ effective May 18, 2004.

The Company is also listed on the OTCBB.  If the Company fails to remain current in its filings with the SEC, or if the Company decides to terminate its registration with the SEC, the Company would not qualify to be listed on the OTCBB and its shareholders may not be able to sell their shares in the United States.

Item 10:  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

1.

Company’s Objects and Purposes

The Company was incorporated in Alberta, Canada under the ABCA on October 12, 1979 and was assigned corporate access number 20205811.  The Company prepares and makes its own corporate registry filings with Alberta Registrar of Companies.

At the Annual & Special Meeting on March 21, 2002, the shareholders approved a change in the Company’s business from that of a Natural Resources Company to that of an Investment Company and a change in name from Golden Rule Resources Ltd. to CDG Investments Inc.

2.

Directors

a)

Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested:

According to the Company’s By-Law No. 1, except as required by the ABCA, no director is obliged to make any declaration or disclosure of interest or refrain from voting.

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

c)

Borrowing Powers

Without limiting the powers of the Company as set forth in the ABCA, the Board of Directors may from time to time cause the Company to:

1)

borrow money on credit of the Company,

2)

to the extent permitted by the ABCA, give guarantees on behalf of the Company to secure the performance of any present or future indebtedness or other obligation of another person,

3)

issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured, and

4)

charge, mortgage, hypothecate, pledge or otherwise create a security interest in any or all property of the Company, currently owned or subsequently acquired, to secure any present or future indebtedness or other obligation of the Company.

To the extent permitted by the ABCA, the Board of Directors may from time to time delegate to a committee, or to one or more of the directors and officers of the Company, all or any of the powers conferred on the Board of Directors to such extent and in such manner as the Board of Directors from time to time determines.

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

c)

Rights to share in the Company’s profits

There are no rights assigned pursuant to the Company’s Articles or By-Laws that are in addition to those assigned by the ABCA.

d)

Rights to share in surplus

There are no rights assigned pursuant to the Company’s Articles or By-Laws that are in addition to those assigned by the ABCA.

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

In accordance with the ABCA:

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

6.

There are no known limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights except that, in accordance with the ABCA, the Company is prohibited from holding shares in itself and subsidiaries are also prohibited from acquiring shares of the Company and except as provided in the Investment Canada Act, (the “ICA”).

Management of the Company considers that the following general summary fairly describes those material provisions of the ICA pertinent to an investment by an American investor in the Company.

The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with the Investment Review Division of Industry Canada, the federal agency created by the ICA.

The notification procedure involves a brief statement of information about the investment of a prescribed form, which is required to be filed with Industry Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity. If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the ICA:

(1)

an investment to establish a new Canadian business; and

(2)

an investment to acquire control of a Canadian business that is not reviewable pursuant to the ICA.

The following investments by a non-Canadian are subject to review under the ICA:

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

Generally, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non- Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or de jure voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

An American, as defined in the ICA includes an individual who is an American national or a lawful, permanent resident of the United States, a government or government agency of the United States, an American-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither American-controlled or Canadian-controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The higher thresholds for Americans do not apply if the Canadian business engages in activities in certain sectors such as oil, natural gas, uranium, financial services (except insurance), transportation services or media activities.

The ICA specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities. Given the nature of the Company’s business and the size of its operations, management does not believe the Investment Canada Act would apply to an investment in the Company’s shares by a U.S. investor.

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

9.

Except for the Company’s quorum requirements, certain requirements related to related party transactions, the approval of amendments to the Company’s articles, forfeiture of dividends, voting by a show of hands, and disclosures by certain shareholders of their ownership, which are discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in Alberta, Canada versus the United States.  In most states in the United States, a quorum must consist of a majority of the shares entitled to vote.  Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote.  Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and activities.  Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has an interest.  Generally, most states in the United States require amendments to a company’s articles of incorporation to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares.  Some states, or some older corporations, may require approval of amendments by 2/3 of the votes cast by the holders of the issued and outstanding shares.  Under the laws applicable to the Company, an amendment to the articles could be approved by less than a majority of the outstanding shares, which would allow a minority of the Company’s shareholder to change the Company’s articles. In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments.  Generally, in the United States, unclaimed dividends are required to be turned over to the appropriate state authorities for holding on behalf of the recipient of the dividend, rather than being forfeited for the benefit of the Company.  Also, in the United States, shareholder votes are usually conducted by ballot rather than a show of hands.  Voting by a show of hands may cause inaccurate results.  The Company’s common shares are registered with the SEC under Section 12(g) of the Exchange Act.  As a result, under Section 13 of the Exchange Act, shareholders beneficially owning more than five percent (5%) of the Company’s common shares may be required to make filings with the SEC relating to their ownership of the Company’s common shares.

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

United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, to a U.S. Holder (as hereinafter defined) of common shares of the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

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

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by CDG, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences.

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

Disposition of Shares

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares.  This gain or loss will be long-term capital gain or loss if the shares are held for more than one year.

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

The Company’s documents publicly filed with the SEC may also be viewed and inspected at the SEC’s Public Reference Room located at 450 Fifth Street, NW, Washington, D.C. 20549. Copies may also be obtained from the SEC at prescribed rates.

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

Not applicable.

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

Item 15:  CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company’s management, including Mr. Ingram, who is the Company’s Chief Executive Officer, and Mr. Smith, the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of September 30, 2007.  Based upon that evaluation, Mr. Ingram and Mr. Smith, concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the Company’s principal executive officer and the Company’s principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting.   There were no changes in the Company’s internal control over financial reporting during the fiscal year ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C:

PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

In each of fiscal years 2007 and 2006, for the aggregate professional services rendered by the principal accounting firm for the audit of the Company’s annual financial statements and review of financial statements and other statutory and regulatory filings, the Company paid the sum of $40,000 and $31,000, respectively.

Audit-Related Fees

In each of the fiscal years 2007 and 2006, the Company paid no amounts in respect of assurance and related services by the principal accounting firm that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees” above.

Tax Fees

In each of the fiscal years 2007 and 2006, the Company paid $Nil and $Nil, respectively, for tax compliance (review of corporate tax returns) rendered by the Company’s principal accounting firm.

All Other Fees

The Company did not pay any amounts in respect of other products or services provided by the Company’s principal accounting firm in the 2007 and 2006 fiscal years other than those set forth above.

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

Principal Accounting Firm Hours

To the best of the Company’s knowledge, the percentage of hours expended on the Company’s principal accounting firm’s engagement to audit the Company’s financial statements for the 2007 fiscal year that were attributed to work performed by persons other than the principal accounting firm’s full-time, permanent employees was less than or equal to 50%.

Item 16D:

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E:

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the fiscal year ended September 30, 2007 and the period from October 1, 2007 through December 19, 2007, there have been no purchasers of the Company’s shares or other units of any class of the Company’s equity securities registered by the Company under Section 12 of the Exchange Act made by or on behalf of the Company or any “affiliated purchaser”.

For purposes of this Item 16E, the term “affiliated purchaser” means:

1.

A person acting, directly or indirectly, in concert with the Company for the purpose of acquiring the Company’s securities; or

2.

An affiliate who, directly or indirectly, controls the Company’s purchases of such securities, whose purchases are controlled by the Company, or whose purchases are under common control with those of the Company; Provided, however, that "affiliated purchaser" shall not include a broker, dealer, or other person solely by reason of such broker, dealer, or other person effecting purchases under Rule 10b-18 under the Exchange Act on behalf of the Company or for its account, and shall not include an officer or director of the Company solely by reason of that officer or director's participation in the decision to authorize Rule 10b-18 purchases by or on behalf of the Company.

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

Item 18

:  FINANCIAL STATEMENTS

Not applicable. See “Item 17:  Financial Statements”.

Item 19:  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Balance Sheets of the Company for the years ended September 30, 2007 and 2006, and Statements of Operations, and Cash Flow for each of the years in the three-year period ended September 30, 2007.

(b) Exhibits

1.1

Articles and Memorandum, as amended (1)

2.1

6% Convertible Debentures (1)

4.1

2005 Stock Option Plan (2)

4.2

Royalty Interest Sale Agreement dated April 27, 2006.(3)

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

(3)

Previously filed as an exhibit to the Company’s Form 20-F annual report for the fiscal year ended September 30, 2006, filed with the Securities and Exchange Commission on December 29, 2006. File Number 000-23650.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DATED at Calgary, Alberta, this 4th day of January, 2008.

CDG INVESTMENTS INC.

“Robert Ingram”

_________________________

By:

Robert Ingram

Chief Executive Officer